Form 10KSB, Exhibit 13
period 1996-02-23
ENVIRONMENTAL TECTONICS CORP
filed 1996-05-23
CIK 33113

                           EXHIBIT 13

FINANCIAL REVIEW

($ in thousands, except per share data)

Fiscal Year End                1996      1995       1994       1993      1992
                               ----      ----       ----       ----      ----
Net sales                    $15,580   $16,188    $16,986    $24,363   $27,819
Cost of goods sold            10,374    12,091     14,065     17,209    20,160
Operating expenses             3,714     4,988      4,592      5,792     5,530
Net income (loss)                299    (1,405)    (1,413)       373       863
Earnings (loss) per common
  shares and common stock
  equivalent shares              .10      (.49)      (.50)       .13       .30
Working capital                7,878     9,038     10,130      9,457    10,977
Long-term obligations          5,514     7,133      6,718      4,383     5,130
Total assets                 $20,296    20,803   $ 18,024    $21,306   $24,536

No cash dividends have ever been paid on the Company's common stock, and the Company is currently prohibited from declaring any cash dividends under the terms of its credit facility.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

FISCAL 1996 VERSUS FISCAL 1995

Fiscal year 1996 sales decreased from fiscal 1995 sales as decreases in the Sterilizers and Environmental segments were only partially offset by increased sales in the Aircrew Training
System segment. (For information concerning business segments, see Note 9 to the consolidated financial statements).

Cost of goods sold as a percentage of sales decreased to 67% from 75% in fiscal year 1995 primarily reflecting higher sales in the Aircrew Training System Segment (Aircrew Training Systems sales historically reflect higher gross margins) coupled with the continuing positive effects of stringent cost controls.

The Aircrew Training Systems segment reported a significantly increased operating income in fiscal year 1996 versus fiscal year 1995 reflecting the aforementioned increased sales volume (up 40% from the prior fiscal year). Operating income in the Aircrew Training Systems segment was also positively impacted by the continued expansion of the Company's Command Operations and Maintenance (COMS) business which involves training, operation and support, at various operations throughout the world.

The Sterilizer segment incurred a higher operating loss in fiscal year 1996 versus fiscal year 1995 reflecting the decreased sales volume (down 32%) partially offset by reduced operating expenses.

The Environmental segment realized a lower operating loss in fiscal year 1996 versus fiscal year 1995 despite a 21% decrease in sales volume. Reduced operating income from the sales reduction was offset by the completion of higher margin projects domestically and the positive impact of reduced operating expenses.

International sales have been a significant portion of the Company's business in recent years. In fiscal 1996, approximately 59% of the Company's sales represented foreign sales. International sales were spread across all business segments in the recent fiscal period, representing 27% of the total sales from the Sterilizer and Environmental segments. Management believes that the international market will continue to comprise a significant portion of the Company's new business in the next fiscal year.

Operating and Other Expenses

Selling and Administrative expenses decreased in fiscal 1996 versus fiscal 1995. The reduction resulted from reduced average headcount in fiscal 1996 coupled with continuing stringent cost controls.

Research and development expenditures in fiscal 1996 decreased significantly from the prior period. This primarily reflected the completion in certain major contracts of the development stage on new products, line extensions, software design, etc., and the beginning of production and attainment of technical feasibility.

Interest expense increased in fiscal 1996 versus fiscal 1995 reflecting higher interest rates coupled with higher interest amortization expense on long-term obligations and only partially offset by a lower average loan balance.

Letter of credit fees and other expenses both decreased in the current fiscal period reflecting reduced bank fees and loan amortization costs.

Liquidity and Capital Resources

At February 23, 1996, the Company has a credit facility with two banks which provides financing of up to an aggregate availability of $7.7 million. The facility is a revolving credit agreement whose expiration has been extended to March 31, 1997. The facility has been amended for certain financial covenants and to reduce, in stages, the availability under the credit facility to $5.6 million by that date. Reduction of the availability under the credit facility is conditional upon collection of approximately $1.5 million due under a contract currently in dispute with the Royal Thai Air Force (RTAF). (See Note 11, Claims and Litigation.) Minimum reduction of the facility is $600,000 with balance conditional upon the aforementioned RTAF proceeds. The proceeds from the credit facility are utilized to provide working capital financing and to support the issuance of letters of credit. The credit facility includes certain covenants related to, among other things, prohibitions on the payment of cash dividends, minimum tangible net worth requirements, and various financial ratios. The credit facility is collateralized by substantially all assets of the Company.

At February 23, 1996, direct borrowings under the credit facility are limited to the lesser of $7.5 million or the Company's borrowing base as calculated pursuant to the terms of the agreement (approximately $7.8 million borrowing base at February 23, 1996). The letter of credit sublimit is $7 million. At February 23, 1996, there were $1 million letters of credit outstanding (of which approximately $900,000 were cash collateralized), exclusive of a $1.0 million letter of credit for the RTAF which was drawn against in the first quarter of fiscal 1995 (see Note 11). Interest is charged on direct borrowings at the banks' prime rate plus 2.0%. The Company is required to pay a commitment fee of 0.5% per annum on the average unused balance. Fees on letters of credit outstanding are 2.0% per year.

During fiscal year 1996, the Company provided $2.6 million in cash from operations compared to using $1.5 million in cash from its 1995 operations. Aggressive collections activity resulting in lower receivables coupled with increased progress billings on new contracts were the primary sources of the increased cash provided from operations. These funds were primarily used to reduce the bank facility, and pay for software development costs, and contract completions. Increased cash equivalents restricted for letters of credit reflected increased international activity at year-end, while increases in costs and estimated earnings in excess of billings on uncompleted long-term contracts and inventories resulted from higher operating activity reflecting the increased backlog. Increased prepaids primarily reflected an increase in prepaid commissions on a foreign contract. The Company has recorded approximately $4.3 million in receivables billed and unbilled costs subject to negotiation which includes contract costs incurred through February 23, 1996, which may not be received in full during fiscal year 1997. This amount includes receivables billed as well as claims made or to be made against the U.S. Government involving a Navy gyrolab contract and a large centrifuge contract. Such claims are customary in U.S. Government contracts. To the extent the Company is unsuccessful in further recovering contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded claims. In addition to cash that will be provided from operations during fiscal 1997, the new credit facility that extends to March 31, 1997 will provide the Company its necessary liquidity to meet its increased backlog of new business. Current liabilities increased primarily due to increased billings in excess of costs and estimated earnings on uncompleted long-term contracts coupled with a slight increase in current portion of long-term debt. The increase in billings in excess of costs and estimated earnings on uncompleted long-term contracts resulted from improved billing terms on certain long-term contracts. These increases were partially offset by decreases in all other liability accounts.

During the year ended February 24, 1995, the Companies principal source of cash was the use of its credit facility coupled with progress billings on contracts in excess of costs and estimated earnings. These funds were primarily used for software development costs, contract completions, cash collateralization of letters of credit, payment on called letters of credit and reductions of trade accounts payable and other obligations of the Company.

There are no significant commitments for capital expenditures.

Market for the Registrant's Common Stock and Related Security
Holder Matters

The Company's Common Stock (the "Common Stock") is traded on the
American Stock Exchange under the symbol ETC.  As of May 22,
1996, the Company had 434 shareholders of record.

The following table sets forth the quarterly ranges of high and low sales prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                Sale Prices

                                                     Closing
                               High       Low       Sale Price
1996

First Quarter .............  $ 3-7/8    $ 2-1/2      $ 2-3/4

Second Quarter ............    3-5/8      2-3/4        3-1/8

Third Quarter .............        3      2-1/4        2-13/16

Fourth Quarter ............    4-1/8      2-5/16       3-1/2

1995

First Quarter .............    6-1/8      2-7/8        4-1/8

Second Quarter ............        5      3-1/4        4-1/4

Third Quarter .............    4-1/2      2-5/8        3-3/8

Fourth Quarter ............    4-1/2      2-3/4        3-7/8

The Company has not paid any cash dividends on the Common Stock in the past and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current line of credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Consolidated Balance Sheets
($ in thousands)
                                       February 23,  February 24,
                                           1996          1995
                                       ------------  ------------
ASSETS
Cash and cash equivalents                 $    31       $    66
Cash equivalents restricted for
  letters of credit                           859           592
Accounts receivable, net                    7,710         9,631
Costs and estimated earnings in
  excess of billings on uncompleted
  long-term contracts                       4,024         3,151
Inventories                                 3,611         3,144
Prepaid expenses and other current assets     574           136
                                          -------       -------
              Total current assets         16,809        16,720

Property, plant, and equipment, at
  cost, net                                 2,498         2,547
Software development costs, net of
  accumulated amortization of $2,563 and
  $1,991 in 1996 and 1995, respectively     1,617         1,488
Other assets                                    2            48
                                          -------       -------
              Total assets                $20,926       $20,803
                                          =======       =======
LIABILITIES
Current portion of long-term obligations  $ 2,441       $ 2,278
Accounts payable - trade                    1,586         1,647
Billings in excess of costs and
  estimated earnings on uncompleted
  long-term contracts                       3,355         1,343
Customer deposits                             104           547
Accrued income taxes                          188           205
Net arbitration award                         445           746
Other accrued liabilities                     812           916
                                          -------       -------
          Total current liabilities         8,931         7,682
                                          -------       -------
Long-term obligations, less current
  portion; Credit facility payable
  to banks due March 31, 1997               5,214         6,739
  Other                                       300           394
                                          -------       -------
                                            5,514         7,133
                                          -------       -------
Deferred income taxes, net                    370           252
                                          -------       -------
         Total liabilities                 14,815        15,067
                                          -------       -------

STOCKHOLDERS' EQUITY
Common Stock - authorized 10,000,000
  shares, $.10 par value; 2,928,944
  and 2,906,980 shares issued and
  outstanding in 1996 and 1995,
  respectively                                293           291
Capital contributed in excess of
  par value of common stock                 1,692         1,618
Retained earnings                           4,126         3,827
                                          -------       -------
         Total stockholders' equity         6,111         5,736
                                          -------       -------
         Total liabilities and
           stockholders' equity           $20,926       $20,803
                                          =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
($ in thousands, except per share data)

                                      Year Ended      Year Ended
                                     February 23,    February 24,
                                         1996            1995
                                     ------------    ------------
Net sales                               $15,580         $16,188

Cost of goods sold                       10,374          12,091
                                        -------         -------
     Gross profit                         5,206           4,097
                                        -------         -------
Operating expense:
  Selling and administrative              3,560           4,232
  Research and development                  154             336
  Products liability settlement               -             420
                                        -------        --------
                                          3,714           4,988
                                        -------        --------
     Operating income (loss)              1,492            (891)
                                        -------        --------
Other expenses:
  Interest expense                          925             793
  Letter of credit fees                      23              32
  Other, net                                106             122
                                        -------        --------
                                          1,054             947
                                        -------        --------
     Income (loss) before income
       taxes                                438          (1,838)

Provision (benefit) for income
  taxes                                     139            (433)
                                        -------         -------
     Net income (loss)                  $   299        $ (1,405)
                                        -------        --------
Earnings (loss) per share
  (primary and fully diluted)           $   .10        $   (.49)
                                        =======        =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands)

   For the years ended February 23, 1996 and February 25, 1994


                                                          Capital
                                                        contributed
                                                       in excess of
                                                       par value of   Retained
                                  Shares      Amount   common stock   earnings
                                  ------      ------   ------------   --------
Balance, February 25, 1994      2,866,252      $287       $1,531      $ 5,232

Net loss for the year                   -         -            -       (1,405)
Shares issued in connection
  with employee stock
  purchase and stock option
  plans                            40,728         4           87            -
                                ---------      ----       ------       ------

Balance, February 24, 1995      2,906,980       291        1,618        3,827

Net income for the year                 -         -            -          299
Shares issued in connection
  with employee stock
  purchase and stock option
  plans                             3,809         -           11            -

Shares issued in connection
  with employee stock award        18,155         2           63            -
                                ---------       ---        -----        -----
Balance, February 23, 1996      2,928,944      $293       $1,692      $ 4,126
                                =========      ====       ======      =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
($ in thousands)

                                        Year Ended    Year Ended
                                       February 23,  February 24,
                                          1996          1995
                                       ------------  ------------
Reconciliation of net income (loss)
  to net cash provided by (used in)
  operating activities:
  Net income (loss)                      $   299       $(1,405)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization          1,006           933
    Increase (decrease) in allowance
      for doubtful accounts                   29           (40)
    (Increase) decrease in assets:
      Accounts receivable                  1,891        (2,832)
      Costs and estimated earnings in
        excess of billings on
        uncompleted long-term contracts     (873)          242
      Inventories                           (467)         (151)
      Prepaid expenses and other
        current assets                      (438)          260
    (Decrease) increase in liabilities:
      Accounts payable                       (61)         (729)
      Billings in excess of costs and
        estimated earnings on uncom-
        plicated long-term contracts       2,012         1,058
      Customer deposits                     (443)          399
      Accrued income taxes                   (17)          130
      Other accrued liabilities             (104)          933
    Payments under settlement
      agreements                            (353)            -
    Increase (decrease) in deferred
      income taxes                           118          (333)
                                         -------       -------
      Net cash provided by (used in)
        operating activities               2,599        (1,535)
                                         -------       -------
Cash flows from investing activities:
  Acquisition of equipment                  (314)         (151)
  Software development costs
    capitalized                             (696)         (642)
  Decrease in cash surrender value of
    insurance policy                          43             -
                                         -------       -------
      Net cash used in investing
        activities                           967          (793)
                                         -------       -------

Cash flows from financing activities:
  Net (payments) borrowings under
    credit facility                       (1,450)        2,239
  Increase in cash equivalents
    restricted for letters of credit        (267)         (592)
  Increase in notes payable                    2           420
  Net principal payments of capital
    leases and other long-term debt          (28)          (24)
  Proceeds from issuance of capital
    stock                                     76            91
                                         -------       -------
      Net cash (used in) provided by
        financing activities              (1,667)        2,134
                                         -------       -------
      Net decrease in cash and cash
        equivalents                          (35)         (194)

Cash and cash equivalents at
  beginning of year                           66           260
                                         -------       -------
Cash and cash equivalents at end of
   year                                  $    31       $    66
                                         =======       =======
Supplemental schedule of cash flow
  information:
  Interest paid                          $   881       $   764
  Income taxes paid, net                      38           276

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
($ in thousands, except per share amounts)

1.   Summary of Significant Accounting Policies

     Principles of Consolidation:

     The consolidated financial statements include the accounts of Environmental Tectonics Corporation (the "Company") and its wholly-owned subsidiary, ETC International Corporation. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

     Risks and Uncertainties:

     The Company is primarily engaged in the development and manufacture of aircrew and disaster simulation training systems, sterilizers, and environmental systems. In prior years, a substantial portion of the Company's business had been in the U.S. Defense Industry. As a result of spending cutbacks and other disruptions in the Defense sector, the operating performance of the Company was negatively impacted. However, the Company has now focused on product extension, and new product development, and implemented a cost control program. Sales of aircrew training systems are made principally to U.S. and foreign governmental agencies. Sales of sterilizers and environmental systems are made to commercial and governmental entities worldwide.

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company utilizes estimates as a basis for revenue recognition under the percentage of completion method (see Note 1, "Basis for Recording Revenue"). The Company has also recorded approximately $4,325 in claims receivable for contract costs incurred through February 23, 1996 (see Note 2), which are subject to negotiation and audit by the U.S. and foreign governments. To the extent the Company is unsuccessful in realizing these claims, there could be a material adverse effect on the Company's liquidity and results of operations.

     Basis for Recording Revenue

     Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts is reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions became known. The effect of revisions in estimates of contract revenues was to decrease the net income by approximately $83 ($.03 per share) and increase the net loss by approximately $146 ($.05 per share) in fiscal 1996 and 1995, respectively. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract objectives. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for service contracts is recognized ratably over the life of the contract.

     Cash and Cash Equivalents:

     Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast. Accounts in each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregate to $790 at February 23, 1996. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Inventories.

     Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor, and overhead components.

     Depreciation of Property, Plant, and Equipment:

     Property, plant, and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Upon sale or retirement of property, plant, and equipment, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

     Amortization of Capitalized Software Development Costs:

     Capitalized software development costs are amortized on a product-by-product basis, with amortization beginning in the year costs are capitalized. Amortization is the greater of the amount computed using the ratio of the current year's gross revenues to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product. Amortization expense relating to software development costs was $573 and $492 in 1996 and 1995, respectively. No amounts have been written down to net realizable value in 1996 or 1995.

     Amortization of Deferred Financing Costs:

     Capitalized costs relating to the acquisition of the Company's credit facility are amortized over the term of the credit facility. Amortization expense relating to deferred financing costs was $3 and $39 in 1996 and 1995, respectively.

     Amortization of Discount on Settlement Payable:

     The discount related to a products liability settlement the liability for which was recognized in fiscal 1995, is amortized over the term of the note. Amortization expense was $55 in 1996.

     Income Taxes:

     The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.

     Long-Lived Assets:

     The Financial Accounting Standards Board (FASB) has issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Companies are required to adopt SFAS
     No. 121 for fiscal years beginning on or after December 15, 1995. The Company intends to adopt SFAS No. 121, beginning in the first quarter of fiscal 1997, and has not yet estimated the effect of adopting the accounting method required by SFAS No. 121.

     Stock Options:

     The FASB issued a new standard, SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion
     No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future. This statement is effective for fiscal years beginning after December 31, 1995.

     Advertising Costs:

     The Company expenses advertising costs as incurred.
     Advertising expense was $83 and $107 for the years ended
     February 23, 1996 and February 24, 1995, respectively.

     Earnings Per Common Share:

     Earnings per common share in 1996 and 1995 are based on net income divided by the weighted average number of common shares and common stock equivalent shares (shares issuable upon the exercise of stock purchase warrants and options, unless anti-dilutive) outstanding. Weighted average number of common shares and equivalents outstanding were approximately 2,935,000 and 2,874,000 in 1996 and 1995, respectively.

2.   Accounts Receivable:

     The components of accounts receivable at February 23, 1996 and February 24, 1995 are as follows:

                                                  1996      1995
                                                  ----      ----
     U.S. Government receivables billed
       and unbilled contract costs
       subject to negotiation                    $3,848    $3,947
     U.S. receivables billed                        746     1,724
     International:
       Receivables billed                         1,866     2,681
       Unbilled contract costs subject to
         negotiation                              1,374     1,374
                                                 ------    ------
                                                  7,834     9,726
     Less allowance for doubtful accounts         (124)      (95)
                                                 ------    ------
                                                 $7,710    $9,631
                                                 ======    ======

     U.S. Government receivables billed and unbilled contract costs subject to negotiation:

     Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. Government In fiscal 1995, the Company recorded approximately $1.4 million of claims revenue related to two certain aircrew training systems contracts. No claims revenue was recorded in fiscal 1996. The Company has recorded claims to the extent of contract costs incurred. These costs have been incurred in connection with U.S. Government-caused delays, errors in specifications and designs, and other unanticipated causes and may not be received in full during fiscal 1997. In accordance with generally accepted accounting principles, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company estimates that the total net claims filed and to be filed approximate $7.3 million, a portion of which has been included in U.S. Government receivables billed and unbilled contract costs subject to negotiation. Such claims are subject to negotiation and audit by the U.S. Government.

     International unbilled contract costs subject to negotiation:

     Unbilled contract costs subject to negotiation represent claims made or to be made against a certain foreign government. In the first quarter of fiscal 1995, the Company recorded approximately $1.1 million of claims receivable (but no claims revenue) for letters of credit drawn related to the same contract. The Company has recorded claims to the extent of the drawn letters of credit and called performance bond, which may not be recovered in full in fiscal 1997. The total net claim filed includes these amounts and are subject to arbitration and negotiation with the foreign government.

3.   Costs and Estimated Earnings on Uncompleted Contracts:

     The following is a summary of long-term contracts in progress at February 23, 1996 and February 24, 1995:

                                            1996        1995

     Costs incurred on uncompleted
       long-term contracts                $ 19,538    $ 19,685
     Estimated earnings                      7,406       5,991
                                          --------    --------
                                            26,944      25,676
     Less billings to date                 (26,275)    (23,868)
                                          --------    --------
                                          $    669     $ 1,808
                                          ========     =======

                                            1996        1995

     Included in accompanying balance
       sheets under the following
       captions:

     Costs and estimated earnings in
       excess of billings on
       uncompleted long-term contracts    $ 4,024      $ 3,151
     Billings in excess of costs and
       estimated earnings on uncompleted
       long-term contracts                 (3,355)      (1,343)

                                          $   669      $ 1,908
                                          =======      =======

     Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of approximately $72 and $61 in 1996 and 1995, respectively.

4.   Inventories:

     Inventories consist of the following:

                               Raw          Work in
                            material        process        Total
                            --------        -------        -----
     February 23, 1996        $696           $2,915        $3,611
     February 24, 1995        $676           $2,468        $3,144

     Inventory is presented net of an inventory valuation allowance of $100 in 1996 and 1995.

5.   Property, Plant and Equipment:

     The following is a summary of property, plant, and equipment, at cost, and estimated useful lives at February 23, 1996 and February 24, 1995:

                                                        Estimated
                                                          useful
                                     1996      1995       lives
                                     ----      ----     ---------
     Land                          $   100   $   100
     Building and building
       additions                     1,811     1,811     40 years
     Equipment under capital
       lease                             -       437   5-10 years
     Machinery and equipment         4,356     4,157    3-5 years
     Office furniture and
       equipment                     1,153       632     10 years
     Building improvements             812       768   5-10 years
                                   -------   -------
                                     8,232     7,905
     Less accumulated
       depreciation                 (5,734)   (5,358)
                                   -------   -------
     Property, plant and
       equipment, net              $ 2,498   $ 2,547
                                   =======   +======

     Depreciation expense for the years ended February 23, 1996, February 24, 1995 and February 25, 1994 was $375 and $420, respectively.

     Accumulated amortization relating to leased assets under capital leases was $355 as of February 24, 1995.

6.   Long Term-Obligations and Credit Arrangements:

     At February 23, 1996, the Company has a credit facility with two banks which provides financing of up to an aggregate of $7.7 million. The facility is a revolving credit agreement whose expiration has been extended to March 31, 1997. The facility has been amended for certain financial covenants and to reduce, in stages, the availability under the credit facility to $5.6 million by that date. Reduction of the credit facility is partially conditional upon collection of amounts due of approximately $1.5 million under a contract currently in dispute with the Royal Thai Air Force (RTAF). Minimum reduction of the facility is $600, with the balance conditional upon the aforementioned RTAF proceeds. The proceeds from the credit facility are utilized to provide working capital financing and to support the issuance of letters of credit. The credit facility includes certain covenants related to, among other things, prohibitions on the payment of cash dividends, minimum tangible net worth requirements, and various financial ratios. during the fiscal year ended February 23, 1996, the Company was in noncompliance with certain financial covenants. These events of noncompliance have been waived by the lending institutions as part of the new credit facility that extends through March 31, 1997. The credit facility is collateralized by substantially all assets of the Company.

     At February 23, 1996, direct borrowings under the credit facility are limited to the lesser of $7.5 million or the Company's borrowing base as calculated pursuant to the terms of the agreement (approximately $7.8 million borrowing base at February 23, 1996). The letter of credit sublimit is $7 million. At February 23, 1996, there were $1 million letters of credit outstanding (of which approximately $900 were cash collateralized), exclusive of a $1.1 million letter of credit for the RTAF which was drawn against in the first quarter of fiscal 1995 (see Note 11). Interest is charged on direct borrowings at the bank's prime rate plus 2.0%. The Company is required to pay a commitment fee of 0.5% per annum on the average unused balance. Fees on letters of credit outstanding are 2.0%.

     The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable to banks during the fiscal years, and weighted average interest rate computed by the days outstanding method are as follows:

                                      Year Ended     Year Ended
                                      February 23,   February 24,
                                          1996           1995

     Approximate average
       loan balance                      $8,189         $ 9,283
     Maximum aggregate
       borrowings outstanding
       at any month-end                  $8,938         $ 10,078

     Weighted average interest rate       10.33%            8.35%

     The bank's prime interest rate was 8.25% and 9.0% at February 23, 1996 and February 24, 1995, respectively. As a condition to the issuance of the original credit facility, warrants to purchase 100,000 shares of the Company's common stock at $5.00 per share were issued on November 30, 1990. As a condition to the extension of the credit facility through March 31, 1997, warrants will be issued to purchase 100,000 shares of the Company's common stock at a price equal to the average trading price of the Company's stock for the 10 days prior to issuance. The warrants will be exercisable through 2001. If the holder desire to sell or transfer any of its warrants, the Company has the right of first refusal. A deferred charge associated with the warrants will be assigned and amortized to profit and loss over the 13-month period ending March 31, 1997. The Company also agreed to issue warrants for purchase of up to 3% of the Company's outstanding shares as of March 31, 1997. Warrants issued provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock or rights to purchase common stock at a price less than the current warrant price or current market price, whichever is greater.

     During June 1995, the Company entered into a settlement agreement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 win be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court and (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 on or before July 20, 1995 and $100 on or before April 20, 1996; and will pay $55 on or before July 31, 1996, and continuing on July 31 of each year thereafter until the amount of $648 is satisfied, unless (i) the Company is not in compliance with all credit facility covenants and
     (ii) the lenders object to such payment. If payment of any annual installment is not made in any year, the obligation would be extended accordingly. No interest accrues on this settlement. The Company has recorded a discount of $173 on this settlement, based on an imputed interest rate of 11% which will be amortized over the term of the note.

     Long-term obligations at February 23, 1996 and February 24,
     1995 consists of the following:

                                                1996       1995
                                                ----       ----
     Credit facility payable to banks
       due March 31, 1997                     $ 7,489    $ 8,939
     Products liability settlement,
       non-interest bearing (net of
       unamortized discount of $173
       and $228, respectively, based
       on imputed interest rate of 11%)           422        420
     Term loans payable accruing
       interest at 9.9% collateralized
       by priority liens on certain
       equipment                                   44         34
     Capitalized lease obligations                  -         18
                                              -------    -------
                                                7,955      9,411
        Less current portion                   (2,441)    (2,278)
                                              -------    -------
                                              $ 5,514    $ 7,133
                                              =======    =======

     The amount of long-term obligations maturing in each of the next five fiscal years, except for capital lease obligations and the credit facility, is $155 in 1997; $55 in 1998; $55 in 1999; $55 in 2000; and $55 in 2001; and $220 thereafter.
     Included in the current portion above of $2,441 for 1996 is a conditional payment of $1.5 million reflecting the proceeds from the RTAF claim receivable.

     Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt approximates the carrying value.

7.   Leases:

     Operating Leases:

     The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 23, 1996 are $128 in 1997, $31 in 1998, $5 in 1999, and $0 in 2000 and
     thereafter.

     Total rental expense for all operating leases for the years ended February 23, 1996 and February 24, 1995 was approximately $29 and $284, respectively.

8.   Income Taxes:

     The components of the provision (benefit) for income taxes are as follows:

                                    Year Ended        Year Ended
                                   February 23,      February 24,
                                       1996              1995
                                   ------------      ------------
     Currently payable (benefit):
       Federal                        $  21             $ (88)
       State                              -               (12)
                                      -----             -----
                                         21              (100)
                                      -----             -----
     Deferred:
       Federal                           72              (320)
       State                             46               (13)
                                      -----             -----
                                        118              (333)
                                      -----             -----
                                       $139             $(433)
                                       ====             =====

     A reconciliation of the statutory federal income tax
     (benefit) to the effective tax is as follows:

                                       Year Ended     Year Ended
                                      February 23,   February 24,
                                          1996           1995
                                      ------------   ------------
     Statutory income tax                 34.0%         (34.0)%
     State income tax, net of
       federal tax benefit                 8.8           (0.9)
     Foreign sales corporation           (13.8)           -
     Settlement of federal tax audit       -             10.9
     Other                                 2.7            0.4
                                         -----          -----
                                          31.7%         (23.6)%
                                         =====          =====

     The tax effects of the primary temporary differences giving rise to the Company's net deferred tax liability for the years ended February 23, 1996 and February 24, 1995 are as follows:

                                       Year Ended     Year Ended
                                      February 23,   February 24,
                                          1996           1995
                                      ------------   ------------
     Deferred tax liabilities:
       Amortization of capitalized
         software                        $  629         $ 527
       Depreciation                         371           337
       Other, net                             4            29
                                         ------         -----
                                          1,004           893
                                         ------         -----
     Deferred tax assets:
       Net arbitration award against
         Company                            174           264
       Net products liability
         settlement                         165           148
       Vacation reserve                      71            85
       Inventory reserve                     39            35
       Federal net Operating Loss            74             -
       Other, net                           111           109
                                         ------         ------
                                            634           641
                                         ------        ------
     Net deferred tax liability          $  370         $ 252
                                         ======         =====

9.   Business Segment Information:

     The Company primarily manufactures, under contract various types of high technology equipment which it has also designed and developed. A significant portion of the equipment is sold directly or through distributors to foreign markets. Except for the foreign sales activity and certain operations and maintenance contracts, all operations of the Company are conducted in the United States.
     Information on the Company's industry segments is as follows:

                                      Year Ended      Year Ended
                                     February 23,    February 24,
                                         1996            1995
                                     ------------    ------------
     Net sales:
       Aircrew Training Systems         $ 8,038         $ 5,727
       Sterilizers                        4,762           6,955
       Environmental Systems and
         other                            2,780           3,506
                                        -------         -------
           Total                        $15,580         $16,188
                                        =======         =======

     Operating income (loss):
       Aircrew Training Systems         $ 2,240             377
       Sterilizers
         Excluding products liability
           settlement                      (232)            (29)
         Products liability settlement       -             (420)
       Environmental Systems and other     (118)           (234)
                                        -------         -------
                                          1,890            (306)
     General corporate expenses            (398)           (585)
                                        -------         -------
       Operating income (loss)            1,492            (891)

     Interest expense                      (925)           (793)
     Letter of credit fees                  (23)            (32)
     Other, net                            (106)           (122)
                                        -------         -------
           Income (loss) before income
             taxes                      $   438         $(1,838)
                                        =======         ========

     Identifiable assets:
       Aircrew Training Systems         $14,154         $12,069
       Sterilizers                        2,376           3,065
       Environmental Systems and other    1,417           1,804
     Corporate assets                     2,979           3,865
                                        -------         -------
           Total assets                 $20,926         $20,803
                                        =======         =======

     Operating income (loss) consists of net sales less applicable costs and expenses relating to these revenues. General corporate expenses, letter of credit fees, interest expense, other expenses, and income taxes have been excluded from the determination of segment operating income (loss). General corporate expenses are primarily central administrative office expenses. Property, plant and equipment and, accordingly, depreciation and capital expenditures are not identifiable with specific business segments because most of these assets are used in each of the segments.

     Approximately 15% of sales in 1996 were made to one international customer, totalling sales of $2,366 in the Aeromedical segment. In 1995 13% of the sales were made to one domestic customer, totalling sales of $2,127 in the Sterilizers segment.

     Included in the segment information for the year ended February 23, 1996 are export sales of approximately $9,198. Of these amounts, there are sales to or relating to the Governments of Japan ($559), Bangladesh ($602) and the United Kingdom ($2,366) for the sale of Aeromedical training equipment. Sales to the U.S. Government and its agencies aggregate approximately $1,631 for the year ended
     February 23, 1996.

     Included in the segment information for the year ended February 24, 1995 are export sales or sales for export of approximately $6,310, of which approximately $4,447 relates to the Far and Middle East. Of these amounts, there are sales to or relating to the Governments of Singapore ($755) and the United Kingdom ($880) for the sale of Aircrew Training Systems. Sales to the U.S. Government and its agencies aggregate approximately $2,643 for the year ended February 24, 1995.

10.  Stock Options:

     The Company has an Incentive Stock Option Plan (the Plan) which authorizes the granting of options for the purchase of up to 500,000 shares (including options currently outstanding from the 1988 and 1979 Plans) of the Company's common stock to qualifying officers and other key employees. At February 23, 1996 and February 24, 1995, there were 367,464 and 344,564 shares available to be granted under the Plan, respectively. The Plan provides that option prices shall not be less than 100% of the current market price of The stock on the date of grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant. The Plan will terminate on August 24, 1998.

     Stock option activity under this Plan and the 1979 Incentive
     Stock Option Plan for the years ended February 23, 1996,
     February 24, 1995 was as follows:

                                                   Stock options
                                         Shares      price range
                                         ------    -------------
     Outstanding, February 25, 1994     156,100     1.39 - 4.25
       Granted                                -
       Exercised                        (37,291)    1.39 - 4.25
       Canceled                         (16,359)    2.25 - 4.25
                                        -------
     Outstanding, February 24, 1995     102,450     2.25 - 4.25
       Granted                                -
       Exercised                              -
       Canceled                         (22,900)    2.25 - 4.25
                                        -------
       Outstanding, February 3, 1996     79,550
                                        -------

       Options to purchase 79,550
         shares are currently
         exercisable.

11.  Claims and Litigation:

     In October 1993, the Company was notified by the RTAF that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company has performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with this termination, the RTAF made a call on a $229 performance bond, as well as a draw on approximately $1.1 million of advance payment letters of credit. The RTAF has also asserted liquidated damages pursuant to the contract against the Company. In October 1993, the surety made payment on the $229 performance bond, and in the first quarter of fiscal 1995, it made payment on the approximately
     $1.1 million advance payment letters of credit. The Company has commenced arbitration with the RTAF. In the arbitration, the Company is asserting claims against the RTAF for reimbursement of the costs incurred on the bond and letters of credit called, as well as claims for costs incurred in connection with RTAF-directed changes in the work and RTAF-caused delays and damages to the Company's work. The Company is also claiming that the termination was wrongful and that the company is entitled to complete the work and to be paid the balance of the contract price. The case is pending before the Thailand Arbitration Board. Management believes the Company has meritorious claims in excess of claims made by the RTAF, as well as meritorious grounds to support nonpayment of the performance bond and letters of credit. The Company has also denied the RTAF claims and believes they are without merit. Accordingly. no provision for any liability that may result has been made in the accompanying financial statements. Management and legal counsel believe that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     Certain other claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are reserved for or are adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts as would not have a significant effect on the financial position or results of operations of the Company if disposed of unfavorably.

12.  Quarterly Consolidated Financial Information (Unaudited):

     Financial data for the interim periods of 1996 and 1995 were as follows:

                                                  Quarter Ended
                                      -------------------------------------
Fiscal Year 1996                        May    August   November   February
                                         26      25        24         23
                                        ---    ------   --------   --------
Net sales                             $3,712   $3,559    $4,087     $4,222
Gross profit (loss)                    1,426    1,251     1,270      1,259
Operating income (loss)                  330      300       447        415
Income (loss) before income tax          109       69       165         95
Net income (loss)                         70       45       107         77
Earnings (loss) per common share and
    common share equivalent           $  .02   $  .02    $  .04     $  .02


                                                  Quarter Ended
                                      -------------------------------------
Fiscal Year 1995                        May    August   November   February
                                         28      27        26         25
                                        ---    ------   --------   --------
Net sales                             $4,214   $3,868    $3,237     $4,869
Gross profit                             797      690     1,279      1,331
Operating income (loss)                 (505)    (340)      330       (376)
Income (loss) before income tax         (702)    (582)      100       (654)
Net income (loss)                       (439)    (362)       62       (666)
Earnings (loss) per common share and
    common share equivalent           $ (.15)  $ (.13)   $  .02     $ (.23)

       Report of Independent Certified Public Accountants


Board of Directors
Environmental Tectonics Corporation


     We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiary as of February 23, 1996 and February 24, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the consolidated financial statements, the Company has recorded receivables in the amount of $4.3 million for claims made to or against the United states and foreign governments for contract costs incurred through February 23, 1996. The total net claims amount made and to be made are approximately $7.3 million based on costs incurred through February 23, 1996 and are subject to negotiation, arbitration, and audit by the United States and foreign governments.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiary as of February 23, 1996 and
February 24, 1995, and the consolidated results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



Grant Thornton LLP
Philadelphia, Pennsylvania
May 22, 1996