Form 10KSB40, Exhibit 13
period 1997-02-28
ENVIRONMENTAL TECTONICS CORP
filed 1997-06-12
CIK 33113

Exhibit 13

FINANCIAL REVIEW
($ in thousands, except per share data)


Fiscal Year End             1997      1996        1995        1994      1993
Net sales                 $21,884   $15,580     $16,188     $16,986   $24,363
Cost of goods sold         16,142(1) 10,374      12,091      14,065    17,209
Operating expenses          4,546     3,714       4,988       4,592     5,792
Net income (loss)             (20)      299      (1,405)     (1,413)      373
Earnings (loss) per
  common shares and
  common stock equiva-
  lent shares                (.01)      .10        (.49)       (.50)      .13
Working capital             9,548     7,860       9,038      10,130     9,457
Long-term obligations       6,997     5,514       7,133       6,718     4,383
Total assets             $ 22,309  $ 20,926    $ 20,803    $ 18,024   $21,306

No cash dividends have ever been paid on the Company's common stock, and the Company is currently prohibited from declaring any cash dividends under the terms of its credit facility.

(1) Cost of goods sold includes $556 for inventory write-downs, $143 for additional depreciation recorded on a demonstrator unit transferred from inventory to fixed assets, $284 for a reserve for an arbitration settlement related to the Company's government claims awarded after fiscal year-end, and additional amortization expense of $109 for capitalized software.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
($ in Thousands, except per share amounts)

Results of Operations

Fiscal 1997 Versus Fiscal 1996

     Fiscal 1997 sales increased 40% over fiscal 1996 sales as significant increases in Aircrew Training Systems products and the Sterilizers segment were only partially offset by a decrease in the Environmental line (for information concerning business segments, see Note 10 to the consolidated financial statements).

     Cost of goods sold as a percentage of sales increased to 74% from 67% in fiscal 1996. Overall, this increase primarily reflected the write-down of $556 of certain slow-moving products primarily in the Aircrew Training Systems segment, $143 of additional depreciation expense for a demonstrator unit transferred from inventory to fixed assets, $284 related to the Company's outstanding claim with the U.S. Navy, including an arbitration award in late April 1997 to one of the Company's subcontractors in the Navy CFET project for various work performed in the building part of the project, and $109 of additional amortization expense relating to capitalized software costs of a certain product. The Company continues to actively market the slow-moving items. The Company is currently reviewing the arbitration costs as well as additional expenditures made through October 1996 on the CFET project to determine which, if any, will be added to the existing claims against the U.S. Government.

     The Aircrew Training Systems segment reported a significantly higher sales level, up $5,209, or 65%, as a result of continuing production on certain large contracts and a further expansion of the Company's Contractor Operator and Maintenance
(COMS) business. As has been reported, the Company's backlog in the Aircrew Training systems segment has grown significantly in the most recent period, reflecting, to some extent, a stabilization of the world defense market. However, despite the sales increase, operating income decreased, reflecting a portion of the aforementioned inventory write-downs, depreciation and amortization expense and arbitration award as well as a larger allocated share of the selling, general and administrative pool of expenses.

     Sales in the Sterilizers segment increased $1,451, or 30%, reflecting the completion of certain larger contracts coupled with increased service and spare parts activity. Operating performance was a profit of $151 versus a loss in the prior period. This profit resulted from the higher volume coupled with a slight increase in the gross margin on a better mix of work and only partially offset by the aforementioned inventory write-down.

     The Environmental Systems segment experienced both decreased sales and a higher operating loss. This segment experienced lower bookings throughout the period coupled with higher costs on certain products. The Company has recently implemented personnel and product changes to strengthen operating results.

Operating and Other Expenses

     Selling and administrative expenses in fiscal 1997 increased $819 compared to the prior period but as a percent of sales decreased to 20.0% from 22.8%. Approximately 90% of the increase was comprised of increased sales commissions, advertising and trade shows, and accounting and legal fees. The increase in commissions reflected a greater mix of commissionable sales and the increased sales activity. Advertising, brochures and trade show activity increased because the Company made a conscious effort to expand its presence and influence via technical publications, symposiums, etc. Accounting and legal fees increased as the Company evaluated its options for recapitalization that was ultimately completed in March 1997.
The increased costs were partially offset by lower salary expense in the selling and administrative area despite the heightened activity.

     Research and development expenditures increased slightly.
The Company continues to monitor this activity tightly.

     Interest expense increased in fiscal 1997 over fiscal 1996. The increase reflected amortization in the current period of a non-cash deferred finance charge ($202) associated with warrants issued in conjunction with the Company's credit facility renewal in February 1996 coupled with interest charges for federal and state tax settlements. Interest on bank borrowing decreased as a result of lower average loan balances.

     Other expenses decreased, primarily reflecting reduced foreign exchange and other fees.

Fiscal 1996 Versus Fiscal 1995

     Fiscal 1996 sales decreased from fiscal 1995 sales as decreases in the Sterilizers and Environmental Systems segments were only partially offset by increased sales in the Aircrew Training Systems segment. (For information concerning business segments, see Note 10 to the consolidated financial statements.)

     Cost of goods sold as a percentage of sales decreased to 67% from 75% in fiscal year 1995, primarily reflecting higher sales in the Aircrew Training Systems segment (Aircrew Training Systems sales historically reflect higher gross margins) coupled with the continuing positive effects of stringent cost controls.

     The Aircrew Training Systems segment reported a significantly increased operating income in fiscal 1996 versus fiscal 1995, reflecting the aforementioned increased sales volume (up 40% from the prior fiscal year). Operating income in the Aircrew Training Systems segment was also positively affected by the continued expansion of the Company's COMS business which involves training, operation and support at various operations throughout the world.

     The Sterilizers segment incurred a higher operating loss in fiscal 1996 versus fiscal 1995, reflecting the decreased sales volume (down 32%), partially offset by reduced operating expenses.

     The Environmental Systems segment realized a lower operating loss in fiscal 1996 versus fiscal 1995 despite a 21% decrease in sales volume. Reduced operating income from the sales reduction was offset by the completion of higher margin projects domestically and the positive impact of reduced operating expenses.

     International sales have been a significant portion of the Company's business in recent years. In fiscal 1996, approximately 59% of the Company's sales represented foreign sales. International sales were spread across all business segments in the 1996 fiscal period, representing 27% of the total sales from the Sterilizers and Environmental Systems segments. Management believes that the international market will continue to comprise a significant portion of the Company's new business in the next fiscal year.

Operating and Other Expenses

     Selling and administrative expenses decreased in fiscal 1996 versus fiscal 1995. The reduction resulted from a reduced number of full-time equivalent employees in fiscal 1996 coupled with continuing stringent cost controls.

     Research and development expenditures in fiscal 1996 decreased significantly from the prior period. This primarily reflected the completion in certain major contracts of the development stage on new products, line extensions and software design and the beginning of production upon the attainment of technical feasibility.

     Interest expense increased in fiscal 1996 versus fiscal
1995, reflecting higher interest rates coupled with higher interest amortization expense on long-term obligations, that were only partially offset by a lower average loan balance.

     Letter of credit fees and other expenses both decreased in the 1996 fiscal period compared to 1995, reflecting reduced bank fees and loan amortization costs.

Liquidity and Capital Resources

     At February 28, 1997, the Company had a revolving credit facility with a bank (the "Old Credit Facility") that provided financing of up to an aggregate of $7.7 million. The facility was due to expire on March 31, 1997.

     In connection with the 1996 extension of the Old Credit Facility to March 31, 1997, the Company issued to the bank warrants to purchase 100,000 shares of the Company's common stock at a price equal to $5.18. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants. If the Registration Statement is not effective prior to July 15, 1997, the Company will forfeit a $375,000 escrow to the bank.

     On March 27, 1997, the Company executed a revolving credit agreement (the "Credit Agreement") with a new bank establishing a credit facility of $10 million. The facility bears interest at the bank's prime rate and expires on May 31, 1999. Substantially all of the Company's short-term financing is provided by this bank. Additionally, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004 to a financial investor. In connection with the subordinated debentures, warrants were issued to acquire 166,410 shares of the Company's common stock at an exercise price of $1.00 per share. $499 of the proceeds from the sale of the debentures was allocated to the warrants and will be charged to income over the term of the debentures. The Company also issued 25,000 shares of 11%, $100 face value, convertible preferred stock for $2.5 million. Each share of preferred stock is convertible, at the option of the shareholder, into 13.33 shares of the Company's common stock at a price of $7.50 per share.

     The proceeds from these transactions were used to repay amounts outstanding under the Old Credit Facility at February 28, 1997.

     Because of write-downs of certain inventory and other year-end adjustments that resulted in the Company recognizing a net loss of $20 for the fiscal year ended February 28, 1997, as of June 6, 1997, the bank has made all credit availability under the Credit Agreement subject to specific prior approval by the bank pending a review of the Company's financial condition. The Company believes this restriction will be temporary.

     During fiscal 1997, the Company's net cash position increased to $189 at February 28, 1997 from $31 at February 23, 1996. Cash was used in operations due to a significant increase in accounts receivable due to the increase in sales and a decrease in the billings in excess of costs and estimated earnings on uncompleted contracts as more jobs proceeded through their production cycle. The cash used in operations was offset by the positive impact of non-cash expenditures and a significant increase in customer deposits.

     Non-cash expenditures included fixed asset depreciation and capitalized software ($1,215), amortization of deferred finance charges associated with the aforementioned 1996 refinancing ($202), and an increase in receivable and inventory reserves ($769). Customer deposits increased at year-end, reflecting a significant level of fourth-quarter job bookings.

     Partial offsets to the increased cash flow were an increase in accounts receivable ($3,755), reflecting a higher level of sales in the fourth quarter, continued payments under two settlement agreements ($530), and a decrease in billings in excess of costs on uncompleted long-term contracts, as some larger contracts entered the production cycle.

     Cash used in investing activities decreased as a result of lower capitalization of software costs and fewer equipment acquisitions.

     Cash from financing was positive. The 1997 financing was short-term loans from affiliated parties of $1,300, that more than offset bank repayments of $775.

     The Company has recorded approximately $2.9 million in unbilled costs subject to negotiation, which includes contract costs through October 1995 and which may not be received in full during fiscal 1998. This amount includes claims made against the U.S. Government involving a U.S. Navy gyrolab contract and a large centrifuge contract. Additionally, the Company is currently reviewing expenditures through October 1996 on the Navy centrifuge contract to determine which, if any, will be added to the existing claims with the U.S. Government. Such claims are customary in U.S. Government contracts. To the extent the Company is unsuccessful in further recovering contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries against the U.S. Government have exceeded claims.

     During the year ended February 28, 1997, the Company's principal sources of cash were customers' advance deposits and loans from affiliates. These funds were primarily used to support an increase in accounts receivable, a reduction in billings in excess of costs on long-term contracts, and repayments under the bank line of credit.

Backlog

     The Company's sales backlog at February 28, 1997 and February 23, 1996 for work to be performed and revenue to be recognized under written agreements after such dates was approximately $25.8 million and $20.9 million, respectively. In addition, the Company's training and maintenance contracts backlog at February 28, 1997 and February 23, 1996 for work to be performed and revenue to be recognized after that date under written agreements was approximately $5.1 million and $2.1 million, respectively. Of the 1997 backlog, approximately $21.9 million is under contracts for aircrew training systems and maintenance support principally for U.S. (approximately $300) and foreign governments (approximately $19.0 million). The U.S. Government contracts are subject to termination at the convenience of the Government with equitable cancellation cost recovery. Approximately 80% of the 1997 backlog is expected to be completed prior to February 27, 1998. Subsequent to year-end, on May 1, 1997 the Company announced receipt of the largest contract in its 28-year history. The Ministry of Defense of the United Kingdom awarded the Company a $21.3 million contract for the design, manufacture, installation and long-term maintenance support of a training and human research centrifuge which will be located at the Royal Air Force Base at Henlow, Bedfordshire, England.

Market for the Registrant's Common Stock and Related Security
Holder Matters

     The Company's Common Stock (the "Common Stock") is traded on the American Stock Exchange under the symbol ETC. As of June 6,
1997, the Company had 392 shareholders of record.

     The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                Sale Prices         Closing
1997                          High       Low       Sale Price

First Quarter               $ 8-1/2    $ 3          $ 5-5/16
Second Quarter                5-7/8      4-1/2        5-5/8
Third Quarter                 8          5-5/8        6-3/8
Fourth Quarter                7-1/2      6            6-5/8

1996

First Quarter                 3-7/8      2-1/2        2-3/4
Second Quarter                3-5/8      2-3/4        3-1/8
Third Quarter                 3          2-1/4        2-13/16
Fourth Quarter                4-1/8      2-5/16       3-1/2

     The Company has not paid any cash dividends on the Common
Stock in the past and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The
Company's current line of credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Consolidated Balance Sheets
($ in thousands)

                                                 February 28,    February 23,
                                                     1997            1996
ASSETS
Cash and cash equivalents                           $   189         $    31
Cash equivalents restricted for letters
  of credit                                             665             859
Accounts receivable, net                             11,352           7,710
Costs and estimated earnings in excess of
  billings on uncompleted long-term contracts         3,345           4,024
Inventories                                           2,719           3,611
Prepaid expenses and other current assets                92             556
     Total current assets                            18,362          16,791

Property, plant, and equipment, at cost, net          2,480           2,498
Software development costs, net of accumulated
  amortization of $3,244 and $2,563 in 1997
  and 1996, respectively                              1,430           1,617
Other assets                                             37              20

     Total assets                                   $22,309         $20,926

LIABILITIES
Current portion of long-term obligations            $   119         $ 2,441
Convertible notes payable - related parties           1,300              -
Accounts payable - trade                              1,799           1,586
Billings in excess of costs and estimated
  earnings on uncompleted long-term contracts         2,051           3,355
Customer deposits                                     1,746             104
Accrued income taxes                                    271             188
Net arbitration awards                                  306             445
Other accrued liabilities                             1,222             812
     Total current liabilities                        8,814           8,931

Long-term obligations, less current portion:
  Credit facility payable to banks                    6,714           5,214
  Other                                                 283             300
                                                      6,997           5,514
Deferred income taxes, net                               89             370

     Total liabilities                               15,900          14,815

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares,
  $.10 par value; 2,963,083 and 2,928,944 shares
  issued and outstanding in 1997 and 1996,
  respectively                                          296             293
Capital contributed in excess of par value of
  common stock                                        2,007           1,692
Retained earnings                                     4,106           4,126

     Total stockholders' equity                       6,409           6,111

     Total liabilities and stockholders' equity     $22,309         $20,926

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
($ in thousands, except per share data)

                                                 Year Ended      Year Ended
                                                 February 28,    February 23,
                                                     1997            1996
Net sales                                           $21,884         $15,580

Cost of goods sold                                   16,142          10,374

     Gross profit                                     5,742           5,206

Operating expenses:
  Selling and administrative                          4,379           3,560
  Research and development                              167             154

                                                      4,546           3,714

     Operating income                                 1,196           1,492

Other expenses:
  Interest expense                                    1,247             925
  Letter of credit fees                                  23              23
  Other, net                                             34             106

                                                      1,304           1,054

     (Loss) income before (benefit) provision
       for income taxes                                (108)            438

(Benefit) provision for income taxes                    (88)            139

     Net (loss) income                              $   (20)        $   299

(Loss) earnings per share
  (primary and fully diluted)                       $  (.01)        $   .10

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands)

   For the years ended February 28, 1997 and February 23, 1996

                                                          Capital
                                                        contributed
                                                        in excess of
                                                          par value
                                      Common Stock        of common   Retained
                                   Shares     Amount        stock     earnings
Balance, February 24, 1995       2,906,980     $291        $1,618      $3,827

Net income for the year                  -        -             -         299
Shares issued in connection with
  employee stock purchase and
  stock option plans                 3,809        -            11           -
Shares issued in connection with
  employee stock award              18,155        2            63

Balance, February 23, 1996       2,928,944      293         1,692       4,126

Net loss for the year                    -        -             -         (20)
Issuance of stock purchase
  warrants                               -        -           202           -
Shares issued in connection with
  employee stock purchase and
  stock option plans                34,139        3           113           -

Balance, February 28, 1997       2,963,083     $296        $2,007      $4,106

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
($ in thousands)

                                                 Year Ended      Year Ended
                                                 February 28,    February 23,
                                                     1997            1996
Cash flows from operating activities:
  Net (loss) income                                 $   (20)        $   299
  Adjustments to reconcile net (loss) income
    to net cash (used in) provided by operating
    activities:
      Depreciation and amortization                    1,452          1,006
      Increase in allowance for doubtful accounts        113             29
      (Increase) decrease in assets:
        Accounts receivable                           (3,755)         1,891
        Costs and estimated earnings in excess
          of billings on uncompleted long-term
          contracts                                      679           (873)
        Inventories                                      606           (467)
        Prepaid expenses and other current assets        464           (438)
        Other assets                                     (17)             -
      (Decrease) increase in liabilities:
        Accounts payable                                 213            (61)
        Billings in excess of costs and estimated
          earnings on uncompleted long-term
          contracts                                   (1,304)         2,012
        Customer deposits                              1,642           (443)
        Accrued income taxes                              83            (17)
        Net arbitration awards                           241              -
        Other accrued liabilities                        410           (104)
        Payments under settlement agreements            (530)          (353)
      (Decrease) increase in deferred income taxes      (281)           118
          Net cash (used in) provided by
            operating activities                          (4)         2,599

Cash flows from investing activities:
  Acquisition of equipment                              (231)          (314)
  Software development costs capitalized                (494)          (696)
  Decrease in cash surrender value of insurance
    policy                                                 -             43
          Net cash used in investing activities         (725)          (967)

Cash flows from financing activities:
  Net payments under credit facility                    (775)        (1,450)
  Decrease (increase) in cash equivalents
    restricted for letters of credit                     194           (267)
  Increase in notes payable - related party            1,300              2
  Increase in other long-term obligations                 68              -
  Net principal payments of other long-term debt         (16)           (28)
  Proceeds from issuance of common stock                 116             76
          Net cash provided by (used in)
            financing activities                         887         (1,667)

          Net increase (decrease) in cash and
            cash equivalents                             158            (35)
Cash and cash equivalents at beginning of year            31             66

Cash and cash equivalents at end of year              $  189         $   31

Supplemental schedule of cash flow information:
  Interest paid                                       $  940         $  881
  Income taxes paid                                      100             38

Supplemental information on noncash operating and investing activities:

     The Company transferred $286 of inventory to property, plant, and equipment during the year ended February 28, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)

1.   Summary of Significant Accounting Policies:

     Nature of Business:

     The Company is primarily engaged in the development and manufacture of aircrew and disaster simulation training systems, sterilizers, and environmental systems. The Company focuses on product extension and new product development. Sales of aircrew training systems are made principally to U.S. and foreign governmental agencies. Sales of sterilizers and environmental systems are made to commercial and governmental entities worldwide.

     Principles of Consolidation:

     The consolidated financial statements include the accounts of Environmental Tectonics Corporation (the Company) and its wholly-owned subsidiary, ETC International Corporation. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

     Use of Estimates:

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include revenue recognition under the percentage of completion method (see
     Note 1, Revenue Recognition), claims receivable, inventory, and computer software costs.

     The Company has recorded approximately $2.9 million in claims receivable for contract costs incurred through February 28, 1997 (see Note 2), which are subject to negotiation and audit by the U.S. and foreign governments. To the extent the Company is unsuccessful in realizing these claims, there could be a material adverse effect on the Company's liquidity and results of operations.

     Subsequent to February 28, 1997, $284 was awarded to one of the Company's subcontractors in the Navy CFET project for various work performed in the building part of the project. The Company is currently reviewing the arbitration costs as well as additional expenditures made through October 1996 on the CFET project to determine which, if any, will be added to the existing claims with the U.S. Government.

     Revenue Recognition:

     Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts is reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. The effect of revisions in estimates of contract revenues was to increase net loss before tax by approximately $406 and decrease net income before tax by approximately $83 in fiscal 1997 and 1996, respectively. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract objectives. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for service contracts is recognized ratably over the life of the contract; related material costs are expensed as incurred.

     Cash and Cash Equivalents:

     Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast. Accounts in each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregate to $245 at February 28, 1997.

     Inventories:

     Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor, and overhead components. The Company periodically reviews the inventory and, if necessary, writes down the recorded costs. During the fourth quarter of fiscal year 1997, the Company determined that a write-down adjustment of approximately $556 was necessary on certain slow moving products.

     Depreciation of Property, Plant, and Equipment:

     Property, plant, and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Upon sale or retirement of property, plant, and equipment, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income. During the fourth quarter of 1997, the Company transferred from inventory to fixed assets a demonstrator unit and recorded $143 of additional depreciation expense.

     Amortization of Capitalized Software Development Costs:

     The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales.

     Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operation.

     Capitalized software costs and related amortization totalled $494 and $681 for the year ended February 28, 1997. Capitalized software costs and related amortization totalled $696 and $573 during the year ended February 23, 1996. During 1997, the Company reevaluated the amortization period of costs associated with a certain product and, as a result, an additional $109 was expensed during the fourth quarter of 1997.

     Amortization of Deferred Financing Costs:

     Capitalized costs relating to the acquisition of the Company's credit facility are amortized over the term of the credit facility. Amortization expense relating to deferred financing costs was $202 and $3 in 1997 and 1996, respectively.

     Amortization of Discount on Settlement Payable:

     The discount on settlement payable related to a products liability settlement, the liability that was recognized in fiscal 1996, is amortized over the term of the note. Amortization expense was $34 and $55 in fiscal 1997 and 1996, respectively.

     Income Taxes:

     The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.

     Long-Lived Assets:

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial position or results of operations.

     Stock Options:

     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board
     (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company's Incentive Stock Option Plan is accounted for under APB Opinion No. 25.

     Advertising and Trade Shows Costs:

     The Company expenses advertising costs as incurred.
     Advertising and trade show expense was $189 and $83 for the years ended February 28, 1997 and February 23, 1996, respectively.

     (Loss) Earnings Per Common Share:

     (Loss) earnings per common share in 1997 and 1996 are based on net income divided by the weighted average number of common shares and common stock equivalent shares (shares issuable upon the exercise of stock purchase warrants and options, unless anti-dilutive) outstanding. The weighted average number of common shares and common stock equivalent shares outstanding was 2,965,000 and 2,935,000 in 1997 and 1996, respectively.

     The Financial Accounting Standards Board has issued SFAS
     No. 128, "Earnings Per Share," which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Due to the antidilutive effect resulting from the loss, the adoption of this standard will not effect earnings per share for the year ended February 28, 1997.

     Reclassifications:

     Certain reclassifications have been made to the 1996 financial statements to conform with the 1997 presentation.

2.   Accounts Receivable:

     The components of accounts receivable at February 28, 1997 and February 23, 1996 are as follows:

                                                 1997     1996

      U.S. Government receivables billed and
        unbilled contract costs subject to
        negotiation                             $ 5,284  $ 3,848

      U.S. commercial receivables billed          2,477      746
      International receivables billed            3,828    3,240
                                                 11,589    7,834
      Less allowance for doubtful accounts         (237)    (124)

                                                $11,352  $ 7,710


     U.S. Government receivables billed and unbilled contract costs subject to negotiation:

     Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. Government under a contract for a centrifuge. These costs were recorded during fiscal years 1994 and 1995. The Company has recorded claims, amounting to $2.6 million, to the extent of contract costs incurred. These costs have been incurred in connection with U.S. Government-caused delays, errors in specifications and designs, and other unanticipated causes and may not be received in full during fiscal 1998. In accordance with generally accepted accounting principles, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company currently has approximately $8.6 million in claims filed with the U.S. Government. The U.S. Government has responded to the claims with either denials or deemed denials which the Company has appealed. Additionally, the Company is now reviewing expenditures from November 1995 through October 1996 to determine what, if any, additional amounts can be filed as a supplemental claim. Such claims are subject to negotiation and audit by the U.S. Government.

     In November 1996, the Company invoiced the balance due under the centrifuge contract; at February 28, 1997, approximately
     $1.7 million was included in U.S. Government receivables.

     Collectibility of these amounts may be dependent upon the resolution of the above claims.

     International receivables billed:

     International receivables billed includes $1.3 million related to an arbitration award resulting from certain claims made against a foreign government (see Note 12).

3.   Costs and Estimated Earnings on Uncompleted Contracts:

     The following is a summary of long-term contracts in progress at February 28, 1997 and February 23, 1996:

                                                 1997     1996

      Costs incurred on uncompleted long-term
        contracts                               $12,539  $19,538
      Estimated earnings                          7,507    7,406
                                                 20,046   26,944
      Less billings to date                     (18,752) (26,275)

                                                $ 1,294  $   669



                                                 1997     1996
      Included in accompanying balance
        sheets under the following captions:

      Costs and estimated earnings in excess
        of billings on uncompleted long-term
        contracts                               $ 3,345  $ 4,024
      Billings in excess of costs and
        estimated earnings on uncompleted
        long-term contracts                      (2,051)  (3,355)

                                                $ 1,294  $   669


     Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $163 and $72 in 1997 and 1996, respectively.

4.   Inventories:

     Inventories consist of the following:

                                     Raw      Work in
                                   material   process     Total

      February 28, 1997              $417      $2,302     $2,719
      February 23, 1996               696       2,915      3,611


     Inventory is presented net of a write-down of $756 and $100 in 1997 and 1996, respectively.

5.   Property, Plant, and Equipment:

     The following is a summary of property, plant, and equipment, at cost, and estimated useful lives at February 28, 1997 and February 23, 1996:

                                                                Estimated
                                                                  useful
                                          1997        1996        lives
      Land                              $   100     $   100
      Building and building additions     1,811       1,811       40 years
      Machinery and equipment             5,288       4,793      3-5 years
      Office furniture and equipment        727         716       10 years
      Building improvements                 812         812     5-10 years

                                          8,738       8,232
      Less accumulated depreciation      (6,258)     (5,734)

        Property, plant, and equipment,
          net                           $ 2,480     $ 2,498

     Depreciation expense for the years ended February 28, 1997 and February 23, 1996 was $536 and $375, respectively.

6.   Long-Term Obligation and Credit Arrangements:

     Long-term obligations at February 28, 1997 and February 23,
     1996 consist of the following:

                                                        1997       1996
      Credit facility payable to bank due
        March 31, 1997 (a)                             $6,714     $7,489
      Products liability settlement (net of
        unamortized discount of $139 and $173,
        respectively, based on imputed rate
        of 11%) (b)                                       306        422
      Term loans payable accruing interest
        between 9.0% and 9.9% collateralized by
        priority liens on certain equipment                96         44
                                                        7,116      7,955
      Less current portion                               (119)    (2,441)

                                                       $6,997     $5,514

     (a) At February 28, 1997, the Company had a revolving credit facility with a bank which provided financing of up to an aggregate of $7.7 million, expiring on March 31, 1997. The proceeds from the credit facility were utilized to provide working capital financing and to support the issuance of letters of credit. The credit facility included certain covenants related to, among other things, prohibitions on the payment of cash dividends, minimum tangible net worth requirements, and various financial ratios. The credit facility is collateralized by substantially all assets of the Company.

          Direct borrowings under the credit facility were limited to the lesser of $7.5 million or the Company's borrowing base as calculated pursuant to the terms of the agreement (approximately $7.8 million borrowing base at February 28, 1997). The letter of credit sublimit was $7 million. At February 28, 1997, there were $665 letters of credit outstanding (of which approximately $464 were cash collateralized), exclusive of a $1.1 million letter of credit for the RTAF which was drawn against in the first quarter of fiscal 1995 (see Note 12). Interest is charged on direct borrowings at the bank's prime rate plus 2.0%. The interest rate was 10.25% at February 28, 1997 and February 23, 1996. The Company was required to pay a commitment fee of 0.5% per annum on the average unused balance. Fees on letters of credit outstanding were 2.0% per year.

          The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable to banks during the fiscal years, and weighted average interest rate computed by the days outstanding method are as follows:

                                              Year Ended    Year Ended
                                              February 28,  February 28,
                                                  1997          1996
      Approximate average loan balance           $ 7,131      $ 8,189

      Maximum aggregate borrowings outstand-
        ing at any month-end                     $ 7,489      $ 8,938

      Weighted average interest rate               10.60%       10.33%

          As a condition to the issuance of the original credit facility, warrants to purchase 100,000 shares of the Company's common stock at $5.00 per share were issued on November 20, 1990. These warrants expired on November 20, 1995. As a condition to the extension of the credit facility through March 31, 1997, warrants were issued to purchase 100,000 shares of the Company's common stock at a price equal of $5.18. The warrants will be exercisable through 2001. If the holder desires to sell or transfer any of its warrants, the Company has the right of first refusal. A deferred charge of $202 was assigned to the warrants and amortized to profit and loss during the year ended February 28, 1997. Warrants issued provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock or rights to purchase common stock at a price less than the current warrant price or current market price, whichever is greater. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants. If the Registration Statement is not effective prior to July 15, 1997, the Company will forfeit a $375 escrow to the bank.

          On March 27, 1997, the Company executed an agreement (the "Credit Agreement") with a bank establishing a revolving credit facility of $10 million through May 31, 1998, at which time the facility is reduced to $9 million. The facility bears interest at the bank's base rate or adjusted Libor and expires on May 31, 1999. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and certain financial ratio requirements. The credit facility is collateralized by substantially all of the assets of the Company.

          Because of write-downs of certain inventory and other year-end adjustments that resulted in the Company recognizing a net loss of $20 for the fiscal year ended February 28, 1997, as of June 6, 1997, the bank has made all credit availability under the Credit Agreement subject to specific prior approval by the bank pending a review of the Company's financial condition. The Company believes this restriction will be temporary.

          Additionally, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004. In connection with the subordinated debentures, warrants were issued to acquire 166,410 shares of the Company's common stock at an exercise price of $1.00 per share; proceeds from the debentures will be allocated to the warrants and charged to income over the term of the debentures. The Company also issued 25,000 shares of 11%, $100 face value, convertible preferred stock for $2.5 million. Each share of preferred stock is convertible, at the option of the shareholder, into 13.33 shares of the Company's common stock at a price of $7.50 per share.

          The proceeds from these transactions were used to repay amounts outstanding under the existing credit facility at February 28, 1997. Accordingly, the current amounts refinanced have been reclassified as long-term obligations.

     (b) During June 1995, the Company entered into a settlement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 will be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court, and (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 by July 20, 1995 and $100 on April 20, 1996. In September 1996, the Company renegotiated the payment schedule. For the period from October 1996 to September 1997, the Company will pay $10 per month. Beginning October 1997, the Company will pay $5 per month until the obligation is satisfied. The claimant did reserve the right to pursue additional payment amounts as per the original settlement agreement of July 29, 1995. The Company has recorded a discount of $207 on this settlement based on an imputed interest rate of 11%, which will be amortized over the term of the settlement.

     The amount of long-term obligations maturing in each of the next five fiscal years is $95 in 1998; $60 in 1999; $60 in 2000; $60 in 2001; $60 in 2002; and $80 thereafter.

7.   Notes Payable - Related Parties:

     Notes payable of $1.3 million represent amounts due from directors, executive officers and their affiliates. Notes payable, due January 1, 1998, bear interest at 10% and are subordinated to the Company's credit facility. The payees have the right to convert the notes into shares of the Company's common stock. The notes are convertible into approximately 108,000 shares, at a price of $12, if converted on or before June 30, 1997. After June 30, 1997, the notes can be converted at a price which is the greater of $5 or 75% of the average closing price of the Company's common stock. Subsequent to year-end, the Company repaid $500 of the outstanding notes payable.

8.   Leases:

     Operating Leases:

     The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 28, 1997 are $18 in 1998; $15 in 1999; $14 in 2000; $12 in 2001; and $2
     in 2002.

     Total rental expense for all operating leases for the years ended February 28, 1997 and February 23, 1996 was approximately $197 and $219, respectively.

9.   Income Taxes:

     The components of the (benefit) provision for income taxes are as follows:

                                              Year Ended    Year Ended
                                              February 28,  February 28,
                                                  1997          1996
      Current payable:
        Federal                                  $   190      $    21
        State                                          3            -
                                                     193           21

      Deferred:
        Federal                                     (233)          72
        State                                        (48)          46
                                                    (281)         118

                                                 $   (88)     $   139

     A reconciliation of the statutory federal income tax
     (benefit) to the effective tax is as follows:

                                              Year Ended    Year Ended
                                              February 28,  February 28,
                                                  1997          1996
      Statutory income tax                       (34.0)%        34.0%
      State income tax, net of federal tax
        benefit                                   (1.7)          8.8
      Foreign sales corporation                  (63.9)        (13.8)
      Other                                       18.1           2.7

                                                 (81.5)%        31.7%

     The tax effects of the primary temporary differences giving rise to the Company's net deferred tax liability for the years ended February 28, 1997 and February 23, 1996 are as follows:

                                                  1997        1996
      Deferred tax liabilities:
        Amortization of capitalized software     $  539      $  629
        Depreciation                                336         371
        Other, net                                    -           4
                                                    875       1,004

      Deferred tax assets:
        Net arbitration award against Company       127         174
        Net products liability settlement           116         165
        Vacation reserve                             48          71
        Inventory reserve                           285          39
        Receivable reserve                           89          74
        Warranty reserve                             44         111
        Other, net                                   77           -
                                                    786         634

      Net deferred tax liability                $    89      $  370

10.  Business Segment Information:

     The Company primarily manufactures, under contract, various types of high technology equipment which it has also designed and developed. A significant portion of the equipment is sold directly or through distributors to foreign markets. Except for the foreign sales activity and certain operations and maintenance contracts, all operations of the Company are conducted in the United States.
     Information on the Company's industry segments is as follows:

                                              Year Ended    Year Ended
                                              February 28,  February 28,
                                                  1997          1996
      Net sales:
        Aircrew Training Systems                $ 13,247      $  8,038
        Sterilizers                                6,213         4,762
        Environmental Systems and other            2,424         2,780

            Total                               $ 21,884      $ 15,580

      Operating income (loss)(1):
        Aircrew Training Systems                $  2,153      $  2,240
        Sterilizers                                  151          (232)
        Environmental Systems and other             (455)         (118)
                                                   1,849         1,890
      General corporate expenses                    (653)         (398)
          Operating income                         1,196         1,492

      Interest expense                            (1,247)         (925)
      Letter of credit fees                          (23)          (23)
      Other, net                                     (34)         (106)

          (Loss) income before income taxes     $   (108)     $    438

      Identifiable assets:
        Aircrew Training Systems                $ 14,071      $ 14,154
        Sterilizers                                3,819         2,376
        Environmental Systems and other            1,093         1,417
        Corporate assets                           3,326         2,979

          Total assets                          $ 22,309      $ 20,926

(1) Included in operating income (loss) in fiscal 1997 are $556 for inventory write-downs, $143 for additional depreciation recorded on a demonstrator unit transferred from inventory to fixed assets, $284 for a reserve for an arbitration settlement related to the Company's government claims awarded after fiscal year-end, and additional amortization expense of $109 for capitalized software.

     Operating income (loss) consists of net sales less applicable costs and expenses relating to these revenues. General corporate expenses, letter of credit fees, interest expense, other expenses, and income taxes have been excluded from the determination of segment operating income (loss). General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment and, accordingly, depreciation and capital expenditures are not identifiable with specific business segments because most of these assets are used in each of the segments.

     Approximately 17% and 11% of sales in 1997 were made to two international customers, totalling sales of $3,826 and $2,527, respectively, in the Aircrew Training Systems segment. Approximately 15% of sales in 1996 were made to one international customer, totalling sales of $2,366 in the Aircrew Training Systems segment.

     Included in the segment information for the year ended February 28, 1997 are export sales of approximately $15,422. Of these amounts, there are sales to or relating to the Governments of United Kingdom ($3,826), Japan ($2,527), China ($1,969), Tunisia ($684) and Egypt ($483) for the sale of the Aircrew Training Systems segment. Sales to the U.S. Government and its agencies aggregate approximately $2,082 for the year ended February 28, 1997.

     Included in the segment information for the year ended February 23, 1996 are export sales of approximately $9,198. Of these amounts, there are sales to or relating to the Governments of Japan ($559), Bangladesh ($602) and the United Kingdom ($2,366) for the sale of Aircrew Training equipment. Sales to the U.S. Government and its agencies aggregate approximately $1,631 for the year ended
     February 23, 1996.

11.  Stock Options:

     The Company has a fixed Incentive Stock Option Plan (the
     Plan) accounted for under APB Opinion No. 25 and related Interpretations. The Plan allows the Company to grant options to employees for up to 500,000 shares of common stock and will terminate on August 24, 1998. The options, which have a term of 10 years when issued, vest over a four-year period. The exercise price of each option shall not be less than 100% of the current market price of the Company's stock on the date of grant. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                1997       1996
       Net (loss) income       As reported      $(20)      $299
                               Pro forma        $(37)      $299

       Primary and fully       As reported      $(.01)      .10
       diluted earnings per    Pro forma        $(.01)      .10
       share

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1997: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6.2%%; and expected life of four years.

     A summary of the status of the Plan as of February 28, 1997 and February 23, 1996, and changes during the years ending on those dates is presented below.

                                                        1997                         1996
                                                              Weighted                    Weighted
                                                              average                     average
                                                              exercise                    exercise
                                                 Shares         price         Shares        price
      Outstanding at beginning of year            79,550       $  3.19       102,450       $  3.24
      Granted                                     54,900          4.33             -          -
      Exercised                                  (32,040)         3.30             -          -
      Forfeited                                   (3,600)         4.25       (22,900)         3.19
      Outstanding at end of year                  98,810          3.75        79,550          3.19

      Options exercisable at year end             48,635
      Weighted average fair value of options
        granted during the year                                $  2.29                     $  -

     The following information applies to options outstanding at February 28, 1997:

       Number outstanding                                98,810
       Range of exercise prices                  $2.25 to $4.50
       Weighted average exercise price                    $3.75
       Weighted average remaining contractual
         life                                         6.6 years


12.  Claims and Litigation:

     In October 1993, the Company was notified by the Royal Thai Air Force ("RTAF") that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with this termination, the RTAF made a call on a $229 performance bond, as well as a draw on approximately $1.1 million of advance payment letters of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Upon completion of the contract, the RTAF will pay the Company the open receivables balance, consisting of the performance bond and the advance payment, plus the 10% due on the balance of the contract. Except as noted in the award, the rights and obligations of the parties remain as per the original contract. Should the Company fail to perform under the contract in the time period allotted, the RTAF could invoke penalties against the Company, including termination of the contract and delay penalties. Based on the progress to date and recent discussions with the RTAF, the Company estimates it will probably exceed the nine-month contract completion period due to an extended delay in obtaining an export license for certain hardware required to complete the job. This license has been cleared and the hardware is in the country. The Company has submitted a request for a contract extension under the "force majeure" clause of the RTAF contract, and the customer has agreed to an extension to complete the installation and training.

     A lawsuit was commenced against the Company in April 1997 in the United States District Court for the District of Puerto Rico by an employee of a customer who claims to have been injured as a result of an alleged malfunction of a sterilizer manufactured by the Company. The plaintiff is seeking $3 million in damages. The Company has up to $10 million of products liability coverage, subject to a $100 deductible. The outcome of this litigation is not currently predictable.

     Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, after consultation with legal counsel, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company if disposed of unfavorably.

13.  Related Party Transactions:

     The Company transacts certain business in Europe through Environmental Tectonics Corporation (Europe) Ltd., (ETC Europe), an affiliated entity which is 99% owned by the president of the Company. ETC Europe provides certain marketing and administrative services relating to European sales and maintenance contracts. Administrative fees paid to ETC Europe were approximately $45 and $80 for the years ended February 28, 1997 and February 23, 1996, respectively.

14.  Employee Benefit Plan

     The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totalled $83 and $88 in 1997 and 1996, respectively.

     From time to time, the Company had not made employee contribution payments to the trustee of its employee benefit plan concurrent with payroll payments to such employees.
     The Company is now making these payments concurrent with its payroll. By reason of such past late payments, the Company may be subject to certain additional interest and taxes as well as potential penalties.

15.  Quarterly Consolidated Financial Information (Unaudited):

     Financial data for the interim periods of 1997 and 1996 were as follows:

                                                   Quarter Ended
                                      May      August    November   February
                                      31         30         29         28
       Net sales                    $4,509     $4,897     $5,568     $ 6,910
       Gross profit                  1,395      1,582      1,774         991
       Operating income (loss)         439        581        703        (527)
       Income (loss) before income
         taxes                         175        255        421        (959)
       Net income (loss)               120        172        287        (599)
       Earnings (loss) per common
         shares and common stock
         equivalent shares          $  .04     $  .06     $  .09     $  (.20)

                                                   Quarter Ended
                                      May      August    November   February
                                      26         25         24         23
       Net sales                    $3,712     $3,559     $4,087     $ 4,222
       Gross profit                  1,426      1,251      1,270       1,259
       Operating income                330        300        447         415
       Income before income taxes      109         69        165          95
       Net income                       70         45        107          77
       Earnings per common shares
         and common stock equiva-
         lent shares                $  .02     $  .02     $  .04     $   .02

16.  Fourth-Quarter Adjustments:

     The Company recorded the following significant fourth quarter adjustments:

     (1) $556 or $.12 per share was charged to cost of goods sold which related to the write-down of certain slow-moving products.

     (2) $284 or $.06 per share was to record an arbitration settlement awarded after the fiscal year ended February
          28, 1997.

     (3) $109 or $.03 per share was the result of reevaluation of the amortization period of costs associated with capitalized software of a certain product.

     (4) $143 or $.03 per share was a charge to depreciation for an inventory item transferred from inventory to property, plant, and equipment.
       Report of Independent Certified Public Accountants




Board of Directors
Environmental Tectonics Corporation


     We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiary as of February 28, 1997 and February 23, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $2.9 million for claims made to or against the United States and foreign governments for contract costs incurred through February 28, 1997. The total net claims amount made and to be made are approximately $8.6 million based on costs incurred through February 28, 1997 and are subject to negotiation, arbitration, and audit by the United States and foreign governments.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiary as of February 28, 1997 and
February 23, 1996, and the consolidated results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/Grant Thornton LLP

Philadelphia, Pennsylvania
June 9, 1997