Form 10KSB, Exhibit 13
period 1998-02-28
ENVIRONMENTAL TECTONICS CORP
filed 1998-05-28
CIK 33113

ENVIRONMENTAL TECTONICS CORPORATION



                              1998

                   ANNUAL SHAREHOLDERS' REPORT

FINANCIAL REVIEW
($ in thousands, except share and per share data)



Fiscal Year End                             1998      1997      1996      1995      1994

Net sales                                 $ 29,284  $ 21,884  $ 15,580  $ 16,188  $ 16,986
Gross profit                                 9,298     5,742     5,206     4,097     2,921
Operating income (loss)                      4,208     1,196     1,492      (891)   (1,671)
Net income (loss)                            1,794       (20)      299    (1,405)   (1,413)
Earnings (loss) per common share:
  Basic                                        .50      (.01)      .10      (.49)     (.50)
  Diluted                                      .47      (.01)      .10      (.49)     (.50)
Working capital                             11,462    10,334     7,860     9,038    10,130
Long-term obligations                        4,356     6,997     5,514     7,133     6,718
Total assets                                22,955    23,095    20,926    20,803    18,024
Total stockholders' equity                   8,579     6,409     6,111     5,736     7,050
Weighted average common shares:
  Basic                                  2,990,000 2,965,000 2,935,000 2,874,000 2,838,000
  Diluted                                3,196,000 2,965,000 2,935,000 2,874,000 2,838,000


No cash dividends have ever been paid on the Company's common stock, and the Company is currently prohibited from declaring any cash dividends under the terms of its credit facility.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

Fiscal 1998 Versus Fiscal 1997

     Certain statements under Item 1 and Item 7 contained herein or as may otherwise be incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include but are not limited to: statements regarding future product development, technological advances and market acceptance of products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, general economic and business conditions, competition, technological advances, political unrest in customer countries, contract cancellations and other risk factors that are detailed in this document and in other periodic reports and registration statements filed by Environmental Tectonics Corporation with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no responsibility to update any such forward-looking statements. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

     The Company had net income of $1,794,000 or $.47 per share compared to a net loss of $20,000 or $.01 per share in 1997. Operating income was $4,208,000, an increase of $3,012,000 or 252% over 1997. These increases were primarily the result of increased sales which were $29,284,000, up $7.4 million or 34% over 1997.

     Domestic sales increased $4,477,000 or 102% over 1997 and accounted for 30% of the Company's total sales, up from 20% in 1997. This increase was due to the introduction of the Company's proprietary motion-based technology into the entertainment marketplace as well as a $1,308,000 increase in sales of industrial sterilizers. Sales to the U.S. Government, principally for work on two large altitude chambers and a continuation of our contracted operator maintenance contracts on selected aircrew training devices, increased $854,000 or 41% and accounted for 10% of ETC's total sales, the same percentages as 1997. Sales to international customers, principally government agencies, increased $2,068,000 or 13% over 1997 and accounted for 60% of the Company's total sales, down from 70% in 1997. The increase in international sales was due principally to continued work on a centrifuge for Japan and a multipurpose aircraft trainer for the United Kingdom Ministry of Defence (UKMOD). Sales in 1998 to UKMOD were approximately $9,226,000 or 32% of the Company's total sales. Open orders for UKMOD account for 59% of the Company's sales backlog at February 27, 1998.

     On a segment basis, sales of the Company's Aircrew Training Systems (ATS) products which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces, on humans and equipment for medical, training, research and entertainment markets were $22,055,000, an increase of $8,808,000 or 66% over 1997. Sales of these products accounted for 75% of ETC's sales compared to 61% in 1997. Sales in the Company's other segment, Process Simulation, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,408,000 or 16% and accounted for 25% of ETC's total sales compared to 39% in 1997. This reduction was due principally to international sales of the Company's sterilizers and environmental chambers, which were $2,533,000 lower in 1998 compared to 1997.

     Gross profit increased $3,556,000 or 62%. As a percentage of sales, gross profit was 32%, up from 26% in 1997. These increases were attributable, in part, to the higher sales volume, which improved plant capacity utilization, as well as an increase in sales of higher-margined ATS products.

     Operating profit increased $3,012,000 or 252% compared to 1997. On a segment basis, ATS had an operating profit of $4,321,000, an increase of 97%, while the Process Simulation had an operating profit of $691,000 compared to an operating loss of $304,000 in 1997. These segment operating profits were offset, in part, by unallocated corporate expenses of $714,000, an increase of $61,000 or 9% over 1997.

     Selling and administrative expenses increased $563,000 or 13% due principally to higher variable costs related to the higher sales volume, such as commissions and travel expenses. As a percentage of sales, selling and administrative expenses were 17% compared to 20% in 1997. This improvement was due, in part, to the fixed administrative costs being spread over the higher sales total as well as a reduction in accounting and legal fees.

     Research and development expenses decreased $19,000 or 11% from 1997. The Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts as well as research and development for basic research for feasibility and technology updates. Capitalized software development costs for 1998 were $395,000 compared to $494,000 in 1997. Amortization of software costs, which were charged to cost of sales, were $670,000 and $681,000 for 1998 and 1997, respectively.

     Interest expense was virtually unchanged from 1998. Other expense increased during 1998 principally due to foreign exchange charges.

     The Company's provision for taxes approximates the statutory rate.

Fiscal 1997 Versus Fiscal 1996

     Fiscal 1997 sales increased 40% over fiscal 1996 sales as significant increases in ATS products and the Sterilizers segment were only partially offset by a decrease in the Environmental line (for information concerning business segments, see Note 10 to the consolidated financial statements).

     Cost of goods sold as a percentage of sales increased to 74% from 67% in fiscal 1996. Overall, this increase primarily reflected the write-down of $556,000 of certain slow-moving products to the lower of cost or market primarily in the ATS segment, $143,000 of additional depreciation expense for a demonstration unit transferred from inventory to fixed assets, $284,000 related to the Company's outstanding claim with the U.S. Navy, including an arbitration award in late April 1997 to one of the Company's subcontractors in the Navy CFET project for various work performed in the building part of the project, and $109,000 of additional amortization expense relating to capitalized expense relating to capitalized software costs of a certain product. The Company continues to actively market the slow-moving items. The Company is currently reviewing the arbitration costs as well as additional expenditures made through October 1996 on this project to determine which, if any, will be added to the existing claims with the U.S. Government.

     The ATS segment reported a significantly higher sales level, up $5,209,000 or 65%, as a result of continuing production on certain large contracts and a further expansion of the Company's COMS business. As has been reported, the Company's backlog in the ATS segment has grown significantly in the most recent period, reflecting to some extent a stabilization of the world defense market. However, despite the sales increase, operating income decreased, reflecting the aforementioned inventory write-downs, depreciation and amortization expense, and arbitration award as well as a larger allocated share of the selling, general and administrative pool of expenses.

     Sales in the Sterilizers segment increased $1,451,000 or 30%, reflecting the completion of certain larger contracts coupled with increased service and spare parts activity. Operating performance was a profit of $151,000 versus a loss in the prior period. This profit resulted from the higher volume coupled with a slight increase in the gross margin on a better mix of work and only partially offset by the aforementioned inventory write-downs.

     The Environmental Systems segment experienced both decreased sales and a higher operating loss. This segment experienced lower bookings throughout the period coupled with higher costs on certain products. The Company has recently implemented personnel and product changes to strengthen operating results.

Operating and Other Expenses

     Selling and administrative expenses in fiscal 1997 increased $819,000 compared to the prior period but as a percent of sales decreased to 20.0% from 22.8%. Approximately 90% of the increase was comprised of increased sales commissions, advertising and trade shows, and accounting and legal fees. The increase in commissions reflected a greater mix of commissionable sales and the increased sales activity. Advertising, brochures and trade show activity increased as the Company made a conscious effort to expand its presence and influence via technical publications, symposiums, etc. Accounting and legal fees increased as the Company evaluated its options for recapitalization that was ultimately completed in March 1997. The increased costs were partially offset by lower salaries expense in the selling and administrative area despite the heightened activity.

     Research and development expenditures increased slightly as the Company continued to monitor this activity tightly.

     Interest expense increased in fiscal 1997 over fiscal 1996. The increase reflected amortization in the current period of a non-cash deferred finance charge ($202,000) associated with warrants issued in conjunction with the Company's credit facility renewal in February 1996 coupled with interest charges for federal and state tax settlements. Interest on bank borrowing decreased as a result of lower average loan balances.

     Other expenses decreased, primarily reflecting reduced foreign exchange and other fees.

Liquidity and Capital Resources

     On March 27, 1997, the Company executed an agreement with a bank establishing a credit facility of $10 million. The facility bears interest at the bank's prime rate and expires on May 31, 1999. Substantially all of the Company's short-term financing is provided by this bank. On May 26, 1998, the Company received a commitment from its bank to maintain the total facility at $10 million and to extend the maturity date of the entire facility from May 31, 1999 to May 31, 2000. Additionally, the Company issued $4 million of subordinated debentures, bearing interest at 12% annum, due March 27, 2004. In connection with the subordinated debentures, warrants were issued to acquire 166,410 shares of the Company's common stock at an exercise price of $1.00; $499,000 of the proceeds from the debentures was allocated to the warrants and will be charged to income over the term of the debentures. The Company also issued 25,000 shares of 11%, $100 face value, convertible preferred stock for $2.5 million. Each share of preferred stock is convertible, at the option of the shareholder, into 13.33 shares of the Company's common stock at a price of $7.50 per share. The proceeds from these transactions were used to repay amounts outstanding under the existing credit facility at February 28, 1997. The Company had $5,870,000 available under the Credit Agreement at February 27, 1998. (See Note 6 of the Notes to the Consolidated Financial Statements.)

     During fiscal 1998, the Company generated $1,647,000 of cash from operating activities. This was the result of net income and noncash charges as well as a significant reduction in the Company's accounts receivable. These cash sources were offset by increases in costs and estimated earnings in excess of billings for uncompleted long-term contracts and a reduction in billings in excess of costs for uncompleted long-term contracts. The Company used $1,065,000 for investing activities of acquisition of equipment and capitalized software development costs. Funds were provided to support these investing activities from available borrowings under the Company's Credit Agreement. The Company believes that cash generated from operating activities, as well as available borrowings under the Credit Agreement, will be sufficient to meet its obligations. At May 22, 1998, the Company had $2.5 million available borrowings under the Credit Agreement.

     In reference to the Company's outstanding claim with the U.S. Government, to the extent the Company is unsuccessful in further recovering contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded claims (see Note 2 of Notes to Consolidated Financial Statements).

Market for the Registrant's Common Stock and Related Security
Holder Matters

     The Company's Common Stock (the "Common Stock") is traded on the American Stock Exchange under the symbol ETC. As of May 15,
1998, the Company had 359 shareholders of record.

     The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                      Sale Prices           Closing
                                 High            Low       Sale Price
1998
First Quarter                $  9-3/8       $  6-1/2       $  9-5/16
Second Quarter                 10-1/8          7-7/8          8-1/2
Third Quarter                  11-3/4          8-1/2          9-1/8
Fourth Quarter                 10              7-3/8          8-3/4

1997

First Quarter                   8-1/2          3              5-5/16
Second Quarter                  5-7/8          4-1/2          5-5/8
Third Quarter                   8              5-5/8          6-3/8
Fourth Quarter                  7-1/2          6              6-5/8


     The Company has not paid any cash dividends on the Common
Stock in the past and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The
Company's current line of credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Backlog

     The Company's sales backlog at February 27, 1998 and February 28, 1997 for work to be performed and revenue to be recognized under written agreements after such dates was approximately $27,523,000 and $25,800,000, respectively. In addition, the Company's training and maintenance contracts backlog at February 27, 1998 and February 28, 1997 for work to be performed and revenue to be recognized after that date under written agreements was approximately $2,925,000 and $5,100,000, respectively. Of the 1998 backlog, approximately $29,135,000 is under contracts for ATS and maintenance support. Approximately 60% of the 1998 backlog is expected to be completed prior to February 26, 1999.

Consolidated Balance Sheets
($ in thousands, except share data)


                                                  February 27,  February 28,
                                                      1998          1997

ASSETS

Cash and cash equivalents                         $       225   $       189
Cash equivalents restricted for letters of credit          15           665
Accounts receivable, net                                8,448        11,352
Costs and estimated earnings in excess of
  billings on uncompleted long-term contracts           5,651         3,345
Inventories                                             3,058         2,719
Deferred tax asset                                        770           786
Prepaid expenses and other current assets                 283            92
        Total current assets                           18,450        19,148

Property, plant, and equipment, at cost, net            2,837         2,480
Software development costs, net of accumulated
  amortization of $3,914 and $3,244
  in 1998 and 1997, respectively                        1,155         1,430
Other assets                                              513            37

  Total assets                                    $    22,955   $    23,095

LIABILITIES
Current portion of long-term obligations          $       148   $       119
Convertible notes payable - related parties               800         1,300
Accounts payable - trade                                1,424         1,799
Billings in excess of costs and estimated earnings
  on uncompleted long-term contracts                    1,145         2,051
Customer deposits                                       1,373         1,746
Accrued income taxes                                      984           271
Net arbitration awards                                      -           306
Other accrued liabilities                               1,114         1,222
  Total current liabilities                             6,988         8,814

Long-term obligations, less current portion:
  Credit facility payable to banks                        467         6,714
  Subordinated debt                                     3,730             -
  Other                                                   159           283
                                                        4,356         6,997
Deferred tax liability                                    702           875

  Total liabilities                                    12,046        16,686

Redeemable cumulative convertible preferred stock, $100 par and redemption value: 25,000 shares authorized; 25,000
  shares issued and outstanding                         2,330             -

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares, $.10 par
  value; 3,006,596 and 2,963,083 shares issued and
  outstanding in 1998 and 1997, respectively              300           296
Capital contributed in excess of par value of common stock      2,671      2,007
Retained earnings                                       5,608         4,106

  Total stockholders' equity                            8,579         6,409

  Total liabilities and stockholders' equity      $    22,955   $    23,095


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
($ in thousands, except share data)

                                      Year Ended    Year Ended
                                      February 27,  February 28,
                                          1998          1997

Net sales                             $   29,284    $   21,884

Cost of goods sold                        19,986        16,142

    Gross profit                           9,298         5,742

Operating expenses:
  Selling and administrative               4,942         4,379
  Research and development                   148           167

                                           5,090         4,546

     Operating income                      4,208         1,196

Other expenses:
  Interest expense                         1,244         1,247
  Letter of credit fees                       58            23
  Other, net                                 146            34

                                           1,448         1,304

     Income (loss) before provision
       (benefit) for income taxes          2,760          (108)

Provision (benefit) for income taxes         966           (88)

     Net income (loss)                $    1,794    $      (20)

Per share information
  Earnings (loss) per common share:
     Basic                            $      .50    $     (.01)
     Diluted                          $      .47    $     (.01)

Income (loss) available to common
  stockholders                        $    1,502    $      (20)

  Weighted average common shares:
     Basic                             2,990,344     2,965,000
     Diluted                           3,195,801     2,965,000


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands, except share data)

   For the years ended February 27, 1998 and February 28, 1997

                                                              Capital
                                                            contributed
                                                             in excess
                                                               of par                  Total
                                                              value of                 stock-
                                         Common stock          common     Retained    holders'
                                       Shares      Amount      stock      earnings     equity

Balance, February 23, 1996           2,928,944     $  293     $ 1,692     $ 4,126     $ 6,111

Net loss for the year                        -          -           -         (20)        (20)
Issuance of stock purchase warrants          -          -         202           -         202
Shares issued in connection with
  employee stock purchase and
  stock option plans                    34,139          3         113           -         116

Balance, February 28, 1997           2,963,083        296       2,007       4,106       6,409

Net income for the year                      -          -           -       1,794       1,794
Value of warrants issued in
  connection with issuance
  of subordinated debt                       -          -         499           -         499
Accretion of preferred stock                 -          -           -         (38)        (38)
Dividends on preferred stock                 -          -           -        (254)       (254)
Shares issued in connection with
  employee stock purchase and
  stock option plans                    41,550          3         146           -         149
Shares issued in connection with
  employee stock award                   1,963          1          19           -          20

Balance, February 27, 1998           3,006,596     $  300     $ 2,671     $ 5,608     $ 8,579


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
($ in thousands)


                                                                         Year Ended      Year Ended
                                                                         February 27,    February 28,
                                                                             1998            1997
                                                                         ------------    ------------
Cash flows from operating activities:
  Net income (loss)                                                      $    1,794      $      (20)
  Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
    Depreciation and amortization                                             1,463           1,452
    Increase in allowance for accounts receivable and inventory                 527             113
    (Increase) decrease in assets:
      Accounts receivable                                                     2,762          (3,755)
      Costs and estimated earnings in excess of billings on uncompleted
        long-term contracts                                                  (2,306)            679
      Inventories                                                              (882)            606
      Prepaid expenses and other current assets                                 (44)            464
      Other assets                                                              (35)            (17)
    Increase (decrease) in liabilities:
      Accounts payable                                                         (375)            213
      Billings in excess of costs and estimated earnings on uncompleted
        long-term contracts                                                  (1,543)         (1,304)
      Customer deposits                                                         264           1,642
      Accrued income taxes                                                      713              83
      Net arbitration awards                                                      -             241
      Other accrued liabilities                                                (414)            410
      Payments under settlement agreements                                     (120)           (530)
    Decrease in deferred income taxes                                          (157)           (281)
          Net cash provided by (used in) operating activities                 1,647              (4)

Cash flows from investing activities:
  Acquisition of equipment                                                     (670)           (231)
  Software development costs capitalized                                       (395)           (494)
          Net cash used in investing activities                              (1,065)           (725)

Cash flows from financing activities:
  Net payments under credit facility                                         (6,247)           (775)
  Net proceeds from subordinated debt                                         3,730               -
  Net proceeds from preferred stock                                           2,292               -
  Payment of dividends on preferred stock                                      (254)              -
  Deferred financing costs                                                     (876)              -
  Decrease in cash equivalents restricted for letters of credit                 650             194
  (Decrease) increase in notes payable - related party                         (500)          1,300
  Increase in other long-term obligations                                         -              68
  Net principal payments of other long-term debt                                 (9)            (16)
  Proceeds from issuance of common stock/warrants                                668            116
          Net cash (used in) provided by financing activities                   (546)           887

          Net increase in cash and cash equivalents                               36            158

Cash and cash equivalents at beginning of year                                   189             31

Cash and cash equivalents at end of year                                  $      225    $       189

Supplemental schedule of cash flow information:
  Interest paid                                                           $    1,123    $       940
  Income taxes paid                                                              434            100

Supplemental information on noncash operating and investing activities:
  The Company reclassed $158 and $286 of inventory to property, plant, and equipment during the years ended February 27, 1998 and February 28, 1997, respectively.



The accompanying notes are an integral part of the consolidated financial statements.

1.   Summary of Significant Accounting Policies:

     Nature of Business

     Environmental Tectonics Corporation (ETC or the Company) is primarily engaged in the development, marketing and manufacturing of Aircrew Training Systems (ATS) and Process Simulation equipment. The Company utilizes its internally developed software systems in virtually all of its products. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of ATS products are made principally to U.S. and foreign government agencies and to the entertainment market. Sales of Process Simulation equipment, which includes sterilizers and environmental systems, are made for commercial and governmental agencies worldwide.

     Principles of Consolidation:

     The consolidated financial statements include the accounts of ETC and its wholly-owned subsidiary, ETC International Corporation. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

     Use of Estimates:

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method (see
     Note 1, Revenue Recognition), claims receivable, inventory, and computer software costs.

     The Company has recorded receivables in the amount of $4.6 million for claims made to or against the United States government for contract costs incurred through February 27, 1998. The total net claims amount made is approximately $10.3 million based on costs incurred through February 28, 1997 and is subject to negotiation, arbitration and audit by the United States government.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Year 2000 issue affects virtually all companies and organizations. The Company estimates that costs associated with the Year 2000 issue will not have a material impact on its financial position or results of operations.

     Revenue Recognition:

     Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts is reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract objectives. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100 or to be competed in less than one year and revenue on parts and services are recognized as shipped. Revenue for service contracts is recognized ratably over the life of the contract. Related material costs are expensed as incurred.

     Cash and Cash Equivalents:

     Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast. Accounts in each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregate $515 at February 27, 1998.

     Inventories:

     Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor, and overhead components. The Company periodically reviews the net realizable value of the inventory and, if necessary, writes down the recorded costs.

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

     Amortization of Capitalized Software Development Costs:

     The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operation. Capitalized software costs and related amortization totalled $395 and $670, respectively, for the year ended February 27, 1998. Capitalized software costs and related amortization totalled $494 and $681, respectively, for the year ended February 28, 1997.

     Amortization of Deferred Financing Costs:

     Capitalized costs relating to the recapitalization of the Company are amortized over the term of the credit facility. Amortization expense relating to deferred financing costs was $241 and $202 in 1998 and 1997, respectively (see
     Note 6).

     Income Taxes:

     The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.

     Long-Lived Assets:

     In the first quarter of 1997, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial position or results of operations.

     Stock Options:

     In the first quarter of 1997, the Company adopted SFAS
     No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS
     No. 123 had been applied. The Company's Incentive Stock Option Plan is accounted for under APB Opinion No. 25.

     Advertising Costs:

     The Company expenses advertising costs as incurred.
     Advertising expense was $210 and $189 for the years ended
     February 27, 1998 and February 28, 1997, respectively.

     Earnings (Loss) Per Common Share:

     The Company has adopted SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed.
     Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Due to the antidilutive effect resulting from the loss, the adoption of this standard did not effect earnings per share for the year ended February 28, 1997.

     The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                            Year ended February 27, 1998
                                                      Weighted
                                                       average     Per share
                                         Income        shares        amount
                                       (numerator)  (denominator)

     Net income                          $ 1,794
     Less preferred stock dividends         (254)
     Less accretion of preferred stock       (38)

     Basic earnings per share
       Income available to common
         stockholders                    $ 1,502      2,990,344       $  .50

     Effective of dilutive securities
       Stock options                                     31,655
       Stock warrants                                   173,802

     Diluted earnings per share
       Income available to common stock-
         holders plus effect of dilutive
         securities                      $ 1,502      3,195,801       $  .47


     There were conversion provisions of convertible subordinated debt and preferred stock totalling 400,000 shares of common stock, which were not included in the computation of diluted earnings per share because the effect of assumed conversions was antidilutive. These conversion provisions were still outstanding at February 27, 1998.

                                            Year ended February 28, 1997
                                                      Weighted
                                                       average     Per share
                                         Income        shares        amount
                                       (numerator)  (denominator)

     Basic loss per share
       Loss available to common
         stockholders                    $   (20)     2,965,000       $ (.01)

     Diluted loss per share
       Loss available to common
         stockholders plus effect
         of dilutive securities          $   (20)     2,965,000       $ (.01)


     There were options to purchase 98,810 shares of common stock at a range of $2.25 to $4.50 per share and conversion features of convertible notes payable totalling 108,333 shares of common stock, which were not included in the computation of diluted earnings per share because of the net loss for the year making an increase in common stock antidilutive. These stock options and conversion features were both outstanding at February 28, 1997.

     Reporting Comprehensive Income:

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for all periods beginning after December 15, 1997. Subsequent to the effective date, all prior-period amounts are required to be restated to conform to the provisions of SFAS No. 130. The adoption of SFAS No. 130 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

     Business Segment Presentation:

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS No. 131 is effective for all periods beginning after December 15, 1997. The adoption of SFAS No. 131 will have no impact on the Company's consolidated financial position or results of operations.

     Reclassifications:

     Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

2.   Accounts Receivable:

     The components of accounts receivable at February 27, 1998 and February 28, 1997 are as follows:

                                              1998       1997

     U.S. Government receivables billed
       and unbilled contract costs
       subject to negotiation                $ 4,563    $ 5,284
     U.S. commercial receivables billed        1,071      2,477
     International receivables billed          3,193      3,828
                                               8,827     11,589

     Less allowance for doubtful accounts       (379)      (237)

                                             $ 8,448    $11,352

     U.S. Government receivables billed and unbilled contract costs subject to negotiation:

     Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. Government under a contract for a centrifuge. These costs were recorded during fiscal years 1994, 1995 and 1998. The Company has recorded claims, amounting to $2.75 million, including $150 recorded in the first quarter of fiscal 1998, to the extent of contract costs incurred. These costs have been incurred in connection with U.S. Government caused delays, errors in specifications and designs, and other unanticipated causes and may not be received in full during fiscal 1998. In accordance with generally accepted accounting principles, revenues recorded by the Company from a claim does not exceed the incurred contract costs related to the claim.
     The Company currently has approximately $8.6 million in claims filed with the U.S. Government. The U.S. Government has responded to the claims with either denials or deemed denials that the Company has appealed. During the first quarter of fiscal 1998, the Company recorded an additional $150 in claims revenue, reflecting additional expenditures on the centrifuge contract that will be incorporated into additional claims to be filed with the U.S. Government in fiscal 1999. Additional amounts are under review for the period November 1995 through October 1996 to determine what, if any, additional amounts above the $150 recorded in fiscal 1998 can be filed as supplemental claims. Such claims are subject to negotiation and audit by the U.S. Government.

     In November 1996, the Company invoiced the balance due under a contract with the U.S. Government. At February 27, 1998, approximately $1.7 million was in U.S. Government receivables. Collectibility of these amounts may be dependent upon the resolution of the above claims.

     International receivables billed:

     In October 1993, the Company was notified by the Royal Thai Air Force (RTAF) that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $229 performance bond, as well as a draw on an approximately $1.1 million advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996 the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Upon completion of the contract, the RTAF will pay the Company the open receivable balance ($1.8 million), consisting of the performance bond, the advance payment, and the 10% due on the balance of the contract. Except as noted in the award, the rights and obligations of the parties remain as per the original contract. Should the Company fail to perform under the contract in the time allotted, or should the RTAF not agree to any extension of the time allotted, the RTAF could invoke penalties against the Company, including termination of the contract and delay penalties. The contract was not completed in the time allotted; however, the Company has requested an extension on the completion time due to various extenuating circumstances, including certain allowable "force majeure" events.

     On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. The process towards payment of the open balance is currently in progress. At this point, the Company is not able to determine what, if any, impact the extended completion period and the current economic condition in Thailand will have upon final payment.

3.   Costs and Estimated Earnings on Uncompleted Contracts:

     The following is a summary of long-term contracts in progress at February 27, 1998 and February 28, 1997:

                                              1998       1997

     Costs incurred on uncompleted long-
       term contracts                        $23,420    $12,539
     Estimated earnings                       10,027      7,507
                                              33,447     20,046
     Less billings to date                   (28,941)   (18,752)

                                             $ 4,506    $ 1,294


                                              1998       1997

     Included in accompanying balance
       sheets under the following captions:

     Costs and estimated earnings in excess
       of billings on uncompleted long-
       term contracts                        $ 5,651    $ 3,345
     Billings in excess of costs and
       estimated earnings on uncompleted
       long-term contracts                    (1,145)    (2,051)

                                             $ 4,506    $ 1,294

     Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $198 and $163 in 1998 and 1997, respectively.

4.   Inventories:

     Inventories consist of the following:

                                      Raw      Work in
                                    material   process     Total

     February 27, 1998               $  404     $2,654     $3,058
     February 28, 1997                  417      2,302      2,719

     Inventory is presented net of an allowance for obsolescence of $1,040 and $756 in 1998 and 1997, respectively.

5.   Property, Plant, and Equipment:

     The following is a summary of property, plant, and equipment, at cost, and estimated useful lives at February 27, 1998 and February 28, 1997:

                                                              Estimated
                                                                useful
                                         1998        1997       lives

     Land                              $   100     $   100
     Building and building additions     1,811       1,811     40 years
     Machinery and equipment             6,084       5,288    3-5 years
     Office furniture and equipment        759         727     10 years
     Building improvements                 812         812   5-10 years

                                         9,566       8,738
     Less accumulated depreciation      (6,729)     (6,258)

       Property, plant, and equipment,
         net                           $ 2,837     $ 2,480


     Depreciation expense for the years ended February 27, 1998 and February 28, 1997 was $482 and $536, respectively.

6.   Long-Term Obligation and Credit Arrangements:

     Long-term obligations at February 27, 1998 and February 28,
     1997 consist of the following:

                                                        1998       1997

     Credit facility payable to banks                  $   467    $ 6,714
     Subordinated debt, net                              3,730          -
     Products liability settlement (net of unamortized
       discount of $105 and $139, respectively, based
       on imputed rate of 11%)                             220        306
     Term loans payable accruing interest at between
       9% and 9.9% collateralized by priority liens
       on certain equipment                                 87         96
                                                         4,504      7,116
     Less current portion                                 (148)      (119)

                                                       $ 4,356    $ 6,997

     The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

     1999                                              $   148
     2000                                                  617
     2001                                                  106
     2002                                                    7
     2003 and thereafter                                 4,000

     Total future obligations                            4,878

     Unamortized discounts or financing costs
       associated with obligations                        (374)

                                                       $ 4,504

     The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable to banks during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 27, 1998 and February 28, 1997 are as follows:

                                                1998      1997

     Approximate average loan balance          $ 3,024   $ 7,131
     Maximum aggregate                         $ 5,134   $ 7,489
     Weighted average interest rate               8.37%    10.60%

     Interest is charged on direct borrowings at the bank's prime rate in 1998 and at the bank's prime rate plus 2% in 1997.
     The interest rates were 8.25% and 10.25% at February 27, 1998 and February 28, 1997, respectively.

     The Company's letter of credit limit is $5,000, provided that the cumulative of all outstanding trade letters of credit does not exceed $2,500. The balances outstanding under these provisions at February 27, 1998 were $3,644 and $1,255, respectively. Fees on letters of credit outstanding were 1.5% and 2.0% at February 27, 1998 and February 28, 1997, respectively.

     Recapitalization:

     On March 27, 1997, the Company entered into a revolving credit agreement (the Credit Agreement) with a new financial institution, establishing a credit facility of $10 million through May 31, 1998, at which time the facility is reduced to $9 million. The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is prohibited from declaring any cash dividends under the terms of the Credit Agreement. This facility bears interest at the bank's prime lending rate or adjusted LIBOR and expires on May 31, 1999. A commitment fee of 0.2% is charged for unused available funds. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and maintenance, on a quarterly basis, a current ratio of not less than 1.50 to 1, a leverage ratio of 1.25 to 1, and a funds flow coverage ratio of 1.10 to 1. Substantially all of the Company's short-term financing is provided by this bank. The Company incurred $357 of financing fees related to origination of the Credit Agreement. This amount is included in prepaid expenses and other assets and will be charged to interest expense over the term of the Credit Agreement, which is two years. The Company had $5,870 available under the Credit Agreement at February 27, 1998.

     Additionally, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004 to a financial institution, a director of which has been subsequently appointed and elected to the Company's Board of Directors. In connection with the subordinated debentures, warrants were issued to acquire 166,410 shares of the Company's common stock at an exercise price of $1.00 per share; $499 of the proceeds from the sale of the debentures was allocated to the warrants and credited to capital contributed in excess of par value of common stock. This amount, along with financing fees of $311, which were netted against the proceeds, will be amortized to interest expense over the term of the debentures, which is seven years.

     The Company also issued 25,000 shares of 11% redeemable convertible preferred stock for $2.5 million. Each share of convertible stock is convertible, at the option of the shareholder, into 13.33 shares of the Company's common stock at a price of $7.50 per share. Financing fees for the preferred stock were approximately $208, which were netted against the proceeds and will be accreted to retained earnings over five years. The preferred stock is mandatorily redeemable by the Company beginning in 2002 at a rate of one-third per year.

     Total financing fees associated with the recapitalization were approximately $876. The proceeds from these transactions were used to repay, in full, amounts outstanding with a prior lender.

     The components of the subordinated debt and preferred stock at February 27, 1998 are as follows:

                                         Subordinated  Preferred
                                             debt        stock

     Face value                             $ 4,300     $ 2,500
     Deferred financing costs                  (311)       (208)
     Accretion of preferred stock                 -          38
     Amortization of financing costs             41           -

     Balance at February 27, 1998           $ 3,730     $ 2,330

     As a condition to the issuance of the prior credit facility, warrants to purchase 100,000 shares of the Company's common stock at $5.00 per share were issued on November 20, 1990. These warrants expired on November 20, 1995. As a condition to the extension of the credit facility through March 31, 1997, warrants were issued to purchase 100,000 shares of the Company's common stock at a price equal of $5.18. The warrants will be exercisable through 2001. If the holder desires to sell or transfer any of its warrants, the Company has the right of first refusal. A deferred charge of $202 was assigned to the warrants and amortized to profit and loss during the year ended February 28, 1997. Warrants issued provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock or rights to purchase common stock at a price less than the current warrant price or current market price, whichever is greater.

     Product Liability Settlement:

     During June 1995, the Company entered into a settlement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 will be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court, and (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 by July 20, 1995 and $100 on April 20, 1996. In September 1996, the Company renegotiated the payment schedule. For the period from October 1996 to September 1997, the Company will pay $10 per month. Beginning October 1997, the Company will pay $5 per month until the obligation is satisfied. The claimant did reserve the right to pursue additional payment amounts as per the original settlement agreement of July 29, 1995. The Company has recorded a discount of $207 on this settlement based on an imputed interest rate of 11%, which is amortized over the term of the settlement.

     The carrying value of the aforementioned financial instruments approximates its fair value at February 27, 1998.

7.   Related Parties:

     Convertible Notes Payable:

     Notes payable represent amounts due from directors, executive officers and their affiliates. Notes payable, due on demand, bear interest at 10% and are subordinated to the Company's credit facility. The payees have the right to convert the notes into shares of the Company's common stock. The notes can be converted at a price which is the greater of $5 or 75% of the average closing price of the Company's common stock, as defined, at conversion. In March and April 1998, the Company repaid $500 of these obligations.

     ETC Europe:

     The Company transacts its business in Europe through ETC Europe, an affiliated entity which is 99% owned by the president of the Company. Sales through ETC Europe were $4,932 and $3,481 in 1998 and 1997, respectively. Amounts due from ETC Europe as of February 27, 1998 and February 28, 1997 were $-0- and $587, respectively.

     Subordinated Debt and Preferred Stock:

     A director of ETC is also a director of one of its creditors
     (see Note 6).

8.   Leases:

     Operating Leases:

     The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 27, 1998 are $60 in 1999; $21 in 2000; $18 in 2001; $16 in 2002; and $5
     in 2003.

     Total rental expense for all operating leases for the years ended February 27, 1998 and February 28, 1997 was approximately $106 and $197, respectively.

9.   Income Taxes:

     The components of the provision (benefit) for income taxes are as follows:

                                   Year Ended     Year Ended
                                   February 27,   February 28,
                                       1998           1997

     Currently payable:
       Federal                       $ 1,099        $   190
       State                              24              3
                                       1,123            193

     Deferred:
       Federal                          (142)          (333)
       State                             (15)           (48)
                                        (157)          (281)

                                     $   966        $   (88)

     A reconciliation of the statutory federal income tax
     (benefit) to the effective tax is as follows:

                                   Year Ended     Year Ended
                                   February 27,   February 28,
                                       1998           1997

     Statutory income tax             34.0%          (34.0)%
     State income tax, net of
       federal tax benefit            (0.6)           (1.7)
     Foreign sales corporation        (4.9)          (63.9)
     Other                             6.5            18.1

                                      35.0%          (81.5)%

     The tax effects of the primary temporary differences are as follows:

                                                 1998     1997

     Deferred tax assets:
       Net arbitration award against Company    $   -    $  127
       Net products liability settlement           70       116
       Vacation reserve                            43        48
       Inventory reserve                          389       285
       Receivable reserve                         142        89
       Warranty reserve                            44        44
       Other, net                                  82        77

         Total current deferred tax asset       $ 770     $ 786

     Deferred tax liabilities:
       Amortization of capitalized software     $ 432     $ 539
       Depreciation                               270       336

         Total noncurrent deferred tax
           liability                            $ 702     $ 875

10.  Business Segment Information:

     The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be two segments: ATS and Process Simulation. The ATS business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The Process Simulation business produces chambers that create environmental situations that are used for sterilization, research and medical applications.

                                              Process
                                    ATS     Simulation   Corporate    Total

     1998
     Net sales                    $22,055     $ 7,229     $    -     $29,284
     Operating income (loss)        4,231         691       (714)      4,208
     Identifiable assets           16,609       2,744      2,832      22,185

     1997
     Net sales                    $13,247     $ 8,637     $    -     $21,884
     Operating income (loss)        2,153        (304)      (653)      1,196
     Identifiable assets           14,071       4,912      3,326      22,309


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

     Approximately 19%, 11% and 10% of sales in 1998 were made to two international customers and one domestic commercial account, totalling sales of $5,492, $3,266 and $3,013, respectively, in the ATS segment. Approximately 17% and 11% of sales in 1997 were made to two international customers, totalling sales of $3,826 and $2,527, respectively, in the ATS segment.

     Included in the segment information for the year ended February 27, 1998 are export sales of $17,490. Of these amounts, there are sales to or relating to governments in Europe ($6,197), the Middle East ($2,547) and Asia ($3,546) for the sales of ATS equipment. Sales to the U.S. Government and its agencies aggregate $2,936 for the year ended February 27, 1998.

     Included in the segment information for the year ended February 28, 1997 are export sales of $15,422. Of these amounts, there are sales to or relating to governments or commercial customers of Europe ($3,826), the Middle East ($1,167) and Asia ($4,496) for the sales of ATS and Sterilizer equipment. Sales to the U.S. Government and its agencies aggregated $2,082 for the year ended February 28, 1997.

11.  Stock Options:

     The Company has a fixed Incentive Stock Option Plan (the
     Plan) accounted for under APB Opinion No. 25 and related Interpretations. The Plan allows the Company to grant options to employees for up to 500,000 shares of common stock and will terminate on August 24, 1998. At
     February 27, 1998, there were 316,000 shares available to be granted under the Plan. The options, which have a term of 10 years when issued, vest over a four-year period. The exercise price of each option shall not be less than 100% of the current market price of the Company's stock on the date of grant. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

                                            1998        1997

     Net income (loss):
       As reported                         $ 1,794     $  (20)
       Pro forma                           $ 1,765     $  (37)

     Basic earnings (loss) per share:
       As reported                         $   .50     $ (.01)
       Pro forma                           $   .49     $ (.01)

     Diluted earnings (loss) per share:
       As reported                         $   .47     $ (.01)
       Pro forma                           $   .46     $ (.01)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1997: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 6.2%; and expected life of four years.

     A summary of the status of the Plan as of February 27, 1998 and February 28, 1997, and changes during the years ending on those dates is presented below.

                                                    1998                 1997
                                                       Weighted             Weighted
                                                       average              average
                                                       exercise             exercise
                                              Shares    price      Shares    price

     Outstanding at beginning of year         98,810     $3.75     79,550    $3.19
     Granted                                       -         -     54,900     4.33
     Exercised                               (39,835)     3.16    (32,040)    3.30
     Forfeited                               (12,800)     4.50     (3,600)    4.25
     Outstanding at end of year               46,175      3.97     98,810     3.75

     Options exercisable at year end          11,144               48,635
     Weighted average fair value of
       options granted during the year                   $   -               $4.41


     The following information applies to options outstanding at February 27, 1998 and February 28, 1997:

                                          1998            1997

     Number outstanding                    46,175          98,810
     Range of exercise prices $2.25 to $4.50 $2.25 to $4.50 Weighted average exercise
       price                                $3.97           $3.75
     Weighted average remaining
       contractual life years           6.4 years       6.6 years

12.  Claims and Litigation:

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

13.  Employee Benefit Plan:

     The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totalled $91 and $83 in 1998 and 1997, respectively.

     From time to time, the Company had not made employee contribution payments to the trustee of its employee benefit plan concurrent with payroll payments to such employees.
     The Company is now making these payments concurrent with its payroll. By reason of such past late payments, the Company may be subject to certain additional interest and taxes as well as potential penalties, although the Company denies liability therefor and does not believe that such additional costs will be material.

14.  Subsequent Event:

     In April 1998, the Company acquired 65% ownership of a simulation and advanced training device manufacturing company located in Warsaw, Poland for $375,000 in cash, a 10% interest-only three-year note payable for $350,000, and 55,000 shares of ETC's common stock.

15.  Quarterly Consolidated Financial Information (Unaudited):

     Financial data for the interim periods of 1998 and 1997 were as follows:


                                                               Quarter Ended
     Fiscal Year 1998                              May        August     November   February
                                                    30          29          28         27

     Net sales                                   $ 6,644     $ 7,181     $ 7,639     $ 7,820
     Gross profit                                  1,960       2,358       2,467       2,513
     Operating income                                790       1,095       1,143       1,180
     Income before income taxes                      546         631         755         828
     Net income                                      360         406         491         537
     Earnings per common share:
       Basic                                         .10         .11         .14         .15
       Diluted                                       .10         .10         .13         .14

                                                               Quarter Ended
     Fiscal Year 1997                              May        August     November   February
                                                    31          30          29         28

     Net sales                                   $ 4,509     $ 4,807     $ 5,568     $ 6,910
     Gross profit                                  1,395       1,582       1,774         991
     Operating income (loss)                         439         581         703        (527)
     Income (loss) before income taxes               175         255         421        (959)
     Net income (loss)                               120         172         287        (599)
     Earnings (loss) per common share:
       Basic                                         .04         .06         .09        (.20)
       Diluted                                       .04         .06         .09        (.20)


       Report of Independent Certified Public Accountants


Board of Directors
Environmental Tectonics Corporation


     We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiary as of February 27, 1998 and February 28, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $4.6 million related to claims made to or against the United States government for contract costs incurred through February 27, 1998. The total net claims amount made is approximately $10.3 million based on costs incurred through February 28, 1997 and is subject to negotiation, arbitration and audit by the United States government.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiary as of February 27, 1998 and
February 28, 1997, and the consolidated results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.




Philadelphia, Pennsylvania
May 1, 1998