Form 10KSB40, Exhibit 13
period 1999-02-26
ENVIRONMENTAL TECTONICS CORP
filed 1999-05-27
CIK 33113

Exhibit 13
















                      ENVIRONMENTAL TECTONICS CORPORATION




                                     1999

                          ANNUAL SHAREHOLDERS' REPORT

FINANCIAL REVIEW
($ in thousands, except share and per share data)


Fiscal Year End              1999        1998        1997        1996        1995

Net sales                  $ 29,225    $ 29,284    $ 21,884    $ 15,580    $ 16,188
Gross profit                 11,672       9,298       5,742       5,206       4,097
Operating income (loss)       4,759       4,208       1,196       1,492        (891)
Net income (loss)             2,170       1,794         (20)        299      (1,405)
Earnings (loss) per common
 share:
  Basic                         .32         .25        (.01)        .05        (.25)
  Diluted                       .29         .23        (.01)        .05        (.25)
Working capital              13,755      11,462      10,334       7,860       9,038
Long-term obligations         4,219       4,356       6,997       5,514       7,133
Total assets                 35,448      22,955      23,095      20,926      20,803
Total stockholders' equity   11,030       8,579       6,409       6,111       5,736
Weighted average common
 shares:
  Basic                   5,861,000   5,981,000   5,930,000   5,870,000   5,748,000
  Diluted                 6,312,000   6,496,000   5,930,000   5,870,000   5,748,000


All earnings per share and share amounts have been restated to reflect a 2 for 1 stock split declared on February 25, 1999. No cash dividends have ever been paid on the Company's common stock, and the Company is currently prohibited from declaring any cash dividends under the terms of its credit facility.
  <PAGE 1>
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

Fiscal 1999 Versus Fiscal 1998

      Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include but are not limited to: statements regarding future product development, technological advances and market acceptance of products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, general economic and business conditions, competition, technological advances, political unrest in customer countries, contract cancellations and other risk factors that are detailed in this document and in other periodic reports and registration statements filed by Environmental Tectonics Corporation with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to the company on the date hereof, and the Company assumes no responsibility to update any such forward-looking statements. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

      The Company has a net income of $2,170,000 or $.29 per share (diluted), versus a net income of $1,794,000, or $.23 per share (diluted) in 1998. Operating income was $4,759,000, an increase of $551,000, or 13.1% over 1998. These increases were primarily the result of higher gross margins reflecting increased sales of ATS products.

      Total sales decreased slightly $59,000, .2%, from 1998 as decreases domestically and to the U.S. Government were only partially offset by an increase internationally and the addition of sales from the Company's Polish subsidiary purchased in April, 1998. Domestic sales decreased $3,640,000, 41.1%, and represented 17.9% of the Company's total sales, down from 30.2% in the prior year. The decrease domestically primarily reflected reduced industrial sterilizer sales coupled with decreased sales of the Company's entertainment products. Sales to the U.S. Government decreased $1,779,000, 60.6%, and represented 4.0% of the Company's total sales, down from 10.0% for the prior year. The decrease in U.S. Government sales primarily reflected the completion in the prior year of a large chamber project. International sales, including sales of the Company's Polish subsidiary, increased $5,360,000, 30.6%, and represented 78.1% of the Company's total sales. The increase internationally primarily resulted from additional progress on two large
<PAGE 2> centrifuge projects including a Centrifuge project for the United Kingdom Minister of Defence (the "UKMOD"). Sales in 1999 to the UKMOD were approximately $7.0 million, or 24.0%, of the Company's total sales. Open orders for the UKMOD constituted $11.1 million of the Company's sales backlog at February 26, 1999.

      On a segment basis, sales of the Company's Aircrew Training systems (ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and physical effects on equipment for medical, training, research and entertainment markets were $24,465,000 an increase of $2,410,000, or 10.9%, over 1998. Sales of these products accounted for 83.7% of ETC's sales compared to 75% in 1998. Sales in the Company's other segment, Industrial Simulation, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $2,469,000, or 34.2%, and accounted for 16.3% of ETC's total sales compared to 25% in 1998. Although the primary reduction was in sterilizer sales, decreases were evidenced across all product lines for this group.

      Gross profit increased $2,374,000, or 25.5%. As a percentage of sales, gross profit was 39.9%, an increase from 31.8% in 1998. These increases were attributable to a product mix shift to higher margin ATS products.

      Operating profit increased $551,000, or 13.1%, compared to 1998. On a segment basis, ATS has an operating profit of $5,697,000, an increase of $1,466,000, while the Industrial Simulation had an operating loss of $89,000 compared to an operating profit of $691,000 in 1998. These segment operating profits were offset, in part, by unallocated corporate expenses of $849,000, an increase of $135,000, over 1998.

      Selling and administrative expenses increased $1,574,000, or 31.8%, due principally to higher commissions expense on higher commissionable sales, increased government claim expenses, and the addition of selling and administrative expenses for the Company's Polish subsidiary. As a percentage of sales, selling and administrative expenses were 22.3% compared to 16.9% in 1998.

      Research and development expenses increased $249,000, or 168.2%, from 1998. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 1999 were $581,000 compared to $395,000 in 1998. Amortization of software costs, which was charged to cost of sales, was $651,000 and $670,000 for 1999 and 1998, respectively.

      Interest expense was down $120,000, 9.6%, from 1998 reflecting a lower average interest rate. Letter of credit and
<PAGE 3> other expenses decreased $16,000 principally due to decreased bank charges.

      The Company's effective tax rate remained unchanged from the prior year and approximated the statutory rate.

Fiscal 1998 Versus Fiscal 1997

      The Company had net income of $1,794,000, or $.47 per share, compared to a net loss of $20,000, or $.01 per share, in 1997. Operating income was $4,208,000, an increase of $3,012,000, or 252%, over 1997. These increases were primarily the result of increased sales which were $29,284,000, an increase of $7.4 million, or 34%, over 1997.

      Domestic sales increased $4,477,000, or 102%, over 1997, and accounted for 30% of the Company's total sales, an increase from 20% in 1997. This increase was due to the introduction of the Company's proprietary motion-based technology into the entertainment marketplace, as well as a $1,308,000 increase in sales of industrial sterilizers. Sales to the U.S. Government, principally for work on two large altitude chambers and a continuation of our contracted operator maintenance contracts on selected aircrew training devices, increased $854,000, or 41%, and accounted for 10% of ETC's total sales, the same percentages as 1997. Sales to international customers, principally government agencies, increased $2,068,000, or 13%, over 1997, and accounted for 60% of the Company's total sales, a decrease from 70% in 1997. The increase in international sales was due principally to continued work on a centrifuge for Japan and a multipurpose aircraft trainer for the UKMOD. Sales in 1998 to UKMOD were approximately $9,226,000, or 32%, of the Company's total sales. Open orders for UKMOD accounted for 59% of the Company's sales backlog at February 27, 1998.

      On a segment basis, sales of the Company's Aircrew Training Systems (ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and physical effects on equipment for medical, training, research and entertainment markets were $22,055,000, an increase of $8,808,000, or 66%, over 1997. Sales of these products accounted for 75% of ETC's sales compared to 61% in 1997. Sales in the Company's other segment, Process Simulation, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,408,000, or 16%, and accounted for 25% of ETC's total sales compared to 39% in 1997. This reduction was due principally to international sales of the Company's sterilizers and environmental chambers, which were $2,533,000 lower in 1998 compared to 1997.

      Gross profit increased $3,556,000, or 62%. As a percentage of sales, gross profit was 32%, an increase from 26% in 1997. These increases were attributable, in part, to the higher sales
<PAGE 4> volume which improved plant capacity utilization, as well as an increase in sales of higher-margined ATS products.

      Operating profit increased $3,012,000, or 252%, compared to 1997. On a segment basis, ATS had an operating profit of $4,321,000, an increase of 97%, while the Process Simulation had an operating profit of $691,000 compared to an operating loss of $304,000 in 1997. These segment operating profits were offset, in part, by unallocated corporate expenses of $714,000, an increase of $61,000, or 9%, over 1997.

      Selling and administrative expenses increased $563,000, or 13%, due principally to higher variable costs related to the higher sales volume, such as commissions and travel expenses. As a percentage of sales, selling and administrative expenses were 17% compared to 20% in 1997. This improvement was due, in part, to the fixed administrative costs being spread over the higher sales total, as well as a reduction in accounting and legal fees.

      Research and development expenses decreased $19,000, or 11%, from 1997. The Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research and development for basic research for feasibility and technology updates. Capitalized software development costs for 1998, were $395,000 compared to $494,000 in 1997. Amortization of software costs, which were charged to cost of sales, were $670,000 and $681,000 for 1998 and 1997, respectively.

      Interest expense was virtually unchanged from 1998. Other expense increased during 1998, principally due to foreign exchange charges.

      The Company's provision for taxes approximates the statutory rate.

Liquidity and Capital Resources

      At February 26, 1999, the Company had a credit agreement with a bank, which provided a credit facility of $10 million. This agreement expires on May 31, 1999, although the Bank has indicated its intention to extend the agreement for at least
1 year. Substantially all of the Company's short-term financing is provided by this bank. At February 26, 1999, the Company had $7,812,000 available under the credit agreement.

      During fiscal 1999, the Company generated $7,769,000 of cash from operating activities. This was primarily the result of net income, non cash charges, an increase in billings in excess of costs and estimated earnings on uncompleted long-term contracts and customer deposits. These cash sources were partially offset by an increase in accounts receivable and costs and estimated earnings in excess of billings on uncompleted long-term contracts. Generally speaking, the net positive generation of
<PAGE 5> cash from operations reflected the very favorable
payment terms contained in the large Aeromedical equipment order booked in February 1999.

      Investing activities used $1,088,000 including the net cash impact of purchasing the Company's Polish subsidiary in April, 1998.

      Financing activities were a net use of $1,562,000 of cash. This included paydown to zero of the Company's cash borrowings under its credit facility, payment of dividends on preferred stock and repayment of related party notes. A partial offset was positive cash flow from a loan, additional paid-in-capital, and minority interest associated with the aforementioned Polish acquisition.

      The company believes that cash generated from operating activities as well as available borrowing under the Credit
Agreement will be sufficient to meet its future obligations.

      In reference to the Company's outstanding claim with the U.S. Government, to the extent the Company is unsuccessful in further recovery of contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded claims (see Note 3 of Notes to Consolidated Financial Statements).

Year 2000 Disclosure

      The majority of the Company's information technology and non-information technology systems are Year 2000 compliant. The Company presently anticipates that the remainder of the Company's systems will be Year 2000 compliant by June 1999. The Company is in the process of investigating its supply-chain.

      The Company has expended $6,000 in the twelve-month period ended February 26, 1999 with respect to Year 2000 compliance, and expects to incur approximately $89,000 of additional expenses to complete the compliance process.

      The Company's most likely worst case Year 2000 scenario would be to lose the Company's accounting and network applications and PC's in the Company's main facility located in Southampton, Pennsylvania. If this event occurs, the Company will be able to continue its manufacturing activities and would manually proceed to perform other tasks and activities. The Company has a written contingency plan to address potential Year 2000 problems.
  <PAGE 6>
Market for the Registrant's Common Stock and Related Security
Holder Matters

      The Company's Common Stock (the Common Stock) is traded on the American Stock Exchange under the symbol ETC. As of May 17,
1999, the Company had 335 shareholders of record.

      The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                     Sale Prices       Closing
                                  High        Low     Sale Price
1999

First Quarter                    $11-1/4     $8-1/4     $10-1/2

Second Quarter                    12-7/8      9-1/8       9-3/4

Third Quarter                     11-3/4      6-5/8      11

Fourth Quarter                    17          9-1/16     16-1/8

1998

First Quarter                    $ 9-3/8     $6-1/2     $ 9-5/16

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

Backlog

      The Company's sales backlog at February 26, 1999 and February 27, 1998, for work to be performed and revenue to be recognized under written agreements after such dates, was approximately $32,141,000 and $27,523,000, respectively. In addition, the Company's training and maintenance contracts backlog at February 26, 1999 and February 27, 1998, for work to be performed and revenue to be recognized after that date under written agreements, was approximately $1,311,000 and $2,925,000, respectively. Of the 1999 backlog, approximately $26,380,000 is
<PAGE 7> under contracts for ATS and maintenance support.
Approximately 83% of the 1999 backlog is expected to be completed prior to February 25, 2000.
  <PAGE 8>
              Report of Independent Certified Public Accountants


Board of Directors
Environmental Tectonics Corporation

      We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiary as of February 26, 1999 and February 27, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

      As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $4.4 million related to claims made to or against the United
States government for contract costs incurred through February 26, 1999. The total net claims amount made is approximately $12 million based on costs incurred through February 26, 1999, and is subject to negotiation, arbitration and audit by the United States government.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics
Corporation and Subsidiary as of February 26, 1999 and
February 27, 1998, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
April 30, 1999
  <PAGE 9>
Consolidated Balance Sheets
($ in thousands, except share data)

                                                  February 26,    February 27,
                                                      1999            1998
ASSETS
Cash and cash equivalents                           $ 5,344          $   225
Cash equivalents restricted for letters of credit        47                5
Accounts receivable, net                              9,656            8,448
Costs and estimated earnings in excess of
  billings on uncompleted long-term contracts        10,416            5,651
Inventories                                           3,118            3,058
Deferred tax asset                                    1,136              770
Prepaid expenses and other current assets               787              283
     Total current assets                            30,504           18,450

Property, plant and equipment, net                    2,842            2,837
Software development costs, net of accumulated
  amortization of $ 4,619 and $3,914 in 1999
  and 1998, respectively                              1,137            1,155
Other assets                                            965              513

     Total assets                                   $35,448          $22,955

LIABILITIES
Current portion of long-term obligations            $   121          $   148
Convertible notes payable - related parties               -              800
Accounts payable - trade                              1,554            1,424
Billings in excess of costs and estimated
  earnings on uncompleted long-term contracts         6,775            1,145
Customer deposits                                     5,696            1,373
Accrued income taxes                                    920              984
Other accrued liabilities                             1,683            1,114
     Total current liabilities                       16,749            6,988

Long-term obligations, less current portion:
  Credit facility payable to banks                        -              467
  Subordinated debt                                   4,124            3,730
  Other                                                  95              159
                                                      4,219            4,356
Deferred tax liability                                  702              702

     Total liabilities                               21,670           12,046

Redeemable cumulative convertible preferred
 stock, $100 par and redemption value:
 25,000 shares authorized; 25,000 shares
 issued and outstanding                               2,372            2,330

Minority Interest                                       376                -

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares,
 $.10 par value; 3,083,206 and 3,006,596 shares
 issued and outstanding in 1999 and 1998,
 respectively                                           308              300
Capital contributed in excess of par value of
 common stock                                         3,240            2,671
<PAGE 10>
Accumulated other comprehensive income                   21                -
Retained earnings                                     7,461            5,608

     Total stockholders' equity                      11,030            8,579

     Total liabilities and stockholders' equity     $35,448          $22,955


The accompanying notes are an integral part of the consolidated financial statements.
  <PAGE 11>
Consolidated Statements of Operations
($ in thousands, except share data)

                                                  Year Ended      Year Ended
                                                  February 26,    February 27,
                                                      1999            1998
Net sales                                         $   29,225      $   29,284

Cost of goods sold                                    17,553          19,986

     Gross profit                                     11,672           9,298

Operating expenses:
  Selling and administrative                           6,516           4,942
  Research and development                               397             148

                                                       6,913           5,090

     Operating income                                  4,759           4,208

Other expenses:
  Interest expense                                     1,124           1,244
  Letter of credit fees                                   26              58
  Other, net                                             162             146

                                                       1,312           1,448

     Income before provision for income taxes
       and minority interest                           3,447           2,760

Provision for income taxes                             1,201             966

     Income before minority interest              $    2,246      $    1,794

Income attributable to minority interest                  76               -

     Net income                                   $    2,170      $    1,794

Per share information
  Earnings per common share:
     Basic                                        $      .32      $      .25
     Diluted                                      $      .29      $      .23

Income available to common stockholders           $    1,853      $    1,502

  Weighted average common shares:
     Basic                                         5,861,000       5,981,000
     Diluted                                       6,312,000       6,496,000



The accompanying notes are an integral part of the consolidated financial statements.
  <PAGE 12>
Consolidated Statements of Changes in Stockholders' Equity
($ in thousands, except share data)

          For the years ended February 26, 1999 and February 27, 1998

                                                               Capital
                                                             contributed   Accumulated
                                                             in excess of    other
                                                             par value of    compre-                  Total
                                          Common stock          common       hensive    Retained   stockholders'
                                      Shares        Amount       stock       income     earnings      equity
                                     --------     ---------  ------------  -----------  --------   -------------
Balance, February 28, 1997          $2,963,083      $  296      $ 2,007      $    -      $ 4,106      $ 6,409

Net income for the year                      -           -            -           -        1,794        1,794
Value of warrants issued in
  connection with issuance of
  subordinated debt                          -           -          499           -            -          499
Accretion of preferred stock                 -           -            -           -          (38)         (38)
Dividends on preferred stock                 -           -            -           -         (254)        (254)
Shares issued in connection with
  employee stock purchase and
  stock option plans                    41,550           3          146           -            -          149
Shares issued in connection with
  employee stock award                   1,963           1           19           -            -           20
                                    ----------      ------      -------      ------      -------      -------
Balance, February 27, 1998           3,006,596         300        2,671           -        5,608        8,579

Net income for the year                                                           -        2,170        2,170
Stock issued in connection with
  with acquisition                      55,000           6          489           -                       495
Accretion of preferred stock                 -           -            -           -          (42)         (42)
Dividends on preferred stock                 -           -            -           -         (275)        (275)
Shares issued in connection with
  employee stock purchase and
  stock option plans                    21,610           2           80           -            -           82
Other comprehensive income                   -           -            -          21            -           21
                                    ----------      ------      -------      ------      -------      -------

Balance, February 26, 1999          $3,083,206      $  308      $ 3,240      $   21      $ 7,461      $11,030
                                    ==========      ======      =======      ======      =======      =======


The accompanying notes are an integral part of the consolidated financial statements.
  <PAGE 13>
Consolidated Statements of Cash Flows
($ in thousands)

                                                  Year Ended      Year Ended
                                                  February 26,    February 27,
                                                      1999            1998
Cash flows from operating activities:
  Net income                                        $  2,170        $  1,794
  Adjustments to reconcile net income to net
    cash provided by operating activities
    Depreciation and amortization                      1,642           1,463
    Increase (decrease) in allowance for
      accounts receivable and inventory                 (409)            527
    Minority interest                                     76               -
    Changes in operating assets and liabilities:
      Accounts receivable                             (1,202)          2,762
      Costs and estimated earnings in excess of
        billings on uncompleted long-term contracts   (4,765)         (2,306)
      Inventories                                        623            (882)
      Prepaid expenses and other current assets         (530)            (44)
      Other assets                                        12             (35)
    Increase (decrease) in liabilities:
      Accounts payable                                   112            (375)
      Billings in excess of costs and estimated
        earnings on uncompleted long-term contracts    5,630          (1,543)
      Customer deposits                                4,323             264
      Accrued income taxes                               (64)            713
      Other accrued liabilities                          637            (414)
      Payments under settlement agreements              (120)           (120)
    Decrease in deferred income taxes                   (366)           (157)

        Net cash provided by operating activities      7,769           1,647

Cash flows from investing activities:
  Acquisition of equipment                              (567)           (670)
  Software development costs capitalized                (581)           (395)
  Purchase of subsidiary, net of cash acquired            60               -

        Net cash used in investing activities         (1,088)         (1,065)

Cash flows from financing activities:
  Net payments under credit facility                    (467)         (6,247)
  Net proceeds from subordinated debt                      -           3,730
  Net proceeds from preferred stock                        -           2,292
  Payment of dividends on preferred stock               (275)           (254)
  Deferred financing costs                                 -            (876)
  (Increase) decrease in cash equivalents
    restricted for letters of credit                     (32)            650
  Decrease in notes payable - related party             (800)           (500)
  Net decrease in other long-term obligations            (70)             (9)
  Proceeds from issuance of common stock/warrants         82             668

        Net cash used in financing activities         (1,562)           (546)

        Net increase in cash and cash equivalents      5,119              36

Cash and cash equivalents at beginning of year           225             189

Cash and cash equivalents at end of year            $  5,344        $    225

Supplemental schedule of cash flow information:  <PAGE 14>
  Interest paid                                     $    925        $  1,123
  Income taxes paid                                    1,357             434

Supplemental information on noncash operating and investing activities:
  The Company reclassed $-0- and $158 of
    inventory to property, plant and equipment during the years ended February 26, 1999 and February 27, 1998, respectively.


The accompanying notes are an integral part of the consolidated financial statements.
  <PAGE 15>
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


1.    Summary of Significant Accounting Policies:

      Nature of Business

      Environmental Tectonics Corporation (ETC or the Company) is primarily engaged in the development, marketing and manufacturing of Aircrew Training Systems (ATS) and Industrial Simulation equipment. The Company utilizes its internally developed software systems in virtually all of its products. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of ATS products are made principally to U.S. and foreign government agencies and to the entertainment market. Sales of Industrial Simulation equipment, which includes sterilizers, environmental systems, and hypo/hyperbaric equipment are made for commercial and governmental agencies worldwide.

      Stock Split: On February 25, 1999, the Board of Directors declared a 2-for-1 stock split for stockholders of record on May 17, 1999. All earnings per share and share amounts in the financial statements for all years presented, have been restated to reflect the 2-for-1 split.

      Principles of Consolidation:

      The consolidated financial statements include the accounts of ETC, its wholly owned subsidiary, ETC International Corporation and its 65% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

      Use of Estimates:

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method (see Note 1, Revenue Recognition), claims receivable, inventory, and computer software costs.

      The Company has recorded receivables in the amount of $4.4 million for claims made to or against the United States government for contract costs incurred through February 26, 1999. The total net claims amount made is approximately $12.0 million
<PAGE 16> based on costs incurred through February 26, 1999, and is subject to negotiation, arbitration and audit by the United
States government.

      Revenue Recognition:

      Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract objectives. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100 or to be completed in less than one year, and revenue on parts and services, are recognized as shipped. Revenue for service contracts is recognized ratably over the life of the contract. Related material costs are expensed as incurred.

      Cash and Cash Equivalents:

      Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast. Accounts in each institution are insured by the Federal Deposit Insurance
Corporation up to $100.  Uninsured balances aggregate
$4.7 million at February 26, 1999.

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

      Depreciation of Property, Plant and Equipment:

      Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are
<PAGE 17> eliminated from the accounts.  Any resulting gains or losses are included in the determination of net income.

      Amortization of Goodwill:

      The Company amortizes costs in excess of fair values of net assets of the businesses acquired using the straight-line method over a period not to exceed 20 years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred.

      Goodwill of $662 was recorded for the Company's purchase of ETC-PZL Aerospace Industries, Ltd. Amortization expense was $25 in fiscal 1999 and accumulated amortization as of February 26, 1999 was $25.

      Amortization of Capitalized Software Development Costs:

      The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs and related amortization totalled $581 and $651, respectively, for the year ended February 26, 1999. Capitalized software costs and related amortization totalled $395 and $670, respectively, for the year ended February 27, 1998.

      Amortization of Deferred Financing Costs:

      Capitalized costs relating to the recapitalization of the Company are amortized over the term of the credit facility. Amortization expense relating to deferred financing costs was $181 and $241 in 1999 and 1998, respectively (see note 7).

      Income Taxes:

      The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.
  <PAGE 18>
      Long-Lived Assets:

      The Company accounts for stock options in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. The adoption of SFAS
No. 121 had no material effect on the Company's consolidated financial position or results of operations.

      Stock Options:

      The Company accounts for stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied (see note 12). The Company's Incentive Stock Option Plan is accounted for under APB Opinion No. 25.

      Advertising Costs:

      The Company expenses advertising costs as incurred.
Advertising expense was $294 and $210 for the years ended
February 26, 1999 and February 27, 1998, respectively.

      Earnings Per Common Share:

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

      The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per
<PAGE 19> share computations.  All earnings per share and share amounts have been restated to reflect a 2 for 1 stock split declared February 25, 1999.

                                          Year ended February 26, 1999
                                                     Weighted
                                                     average     Per share
                                       Income        shares        amount
                                     (numerator)  (denominator)
Net income                             $2,170
Less preferred stock dividends           (275)
Less accretion of preferred stock         (42)

Basic earnings per share
  Income available to common stock-
    holders                            $1,853       5,861,377      $ .32

Effective of dilutive securities
  Stock options                                        38,641
  Stock warrants                                      412,007

Diluted earnings per share
  Income available to common stock-
    holders plus  effect of dilutive
    securities                         $1,853       6,312,025      $ .29


      There were conversion provisions of preferred stock totaling 666,666 shares of common stock which were not included in the computation of diluted earnings per share because the effect of assumed conversions was antidilutive. These conversion provisions were still outstanding at February 26, 1999 (see also footnote 15).
  <PAGE 20>

                                          Year ended February 27, 1998
                                                     Weighted
                                                     average     Per share
                                       Income        shares        amount
                                     (numerator)  (denominator)
Net income                             $1,794
Less preferred stock dividends           (254)
Less accretion of preferred stock         (38)

Basic earnings per share
  Income available to common stock-
    holders                            $1,502       5,980,688      $ .25

Effective of dilutive securities
  Stock options                                        70,634
  Stock warrants                                      444,289

Diluted earnings per share
  Income available to common stock-
    holders plus  effect of dilutive
    securities                         $1,502       6,495,611      $ .23


      There were conversion provisions of convertible notes payable and preferred stock totalling 800,000 shares of common stock which were not included in the computation of diluted earnings per share because the effect of assumed conversions was antidilutive. These conversion provisions were still outstanding at February 26, 1999.

      Reporting Comprehensive Income:

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for all periods beginning after December 15, 1997. Other comprehensive income consists of foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material impact on the Company's consolidated financial position or results of operations.

      Business Segment Presentation:

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. SFAS
<PAGE 21> No. 131 is effective for all periods beginning after
December 15, 1997. The adoption of SFAS No. 131 had no impact on the Company's consolidated financial position or results of operations.

      Reclassifications:

      Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 presentation.

2.    Acquisition of ETC-PZL Aerospace Industries SP. Z 0.0.

      On April 21, 1998, ETC acquired a 65% ownership of MP-PZL Aerospace Industries, Ltd. ("MP-PZL"), a simulation and advanced training device manufacturing company located in Warsaw, Poland for $375 in cash, an 8% interest-only three-year note payable for $350 and 55,000 shares of ETC's common stock amounting to $495. MP-PZL was subsequently renamed ETC-PZL Aerospace Industries, Ltd. ("ETC-PZL"). ETC's cost for this acquisition was $1,220 and has been recorded in the accompanying balance sheet under the purchase method of accounting for business combinations. In connection with the acquisition, the Company has recorded goodwill of $662 and a minority interest of $300.

      ETC-PZL's fiscal period ends December 31, 1998. The results of ETC-PZL for the period May 1, 1998 through December 31, 1998 have been included in ETC's results of operations for the twelve months ended February 26, 1999. On a pro forma basis, had the Company consolidated the results of ETC-PZL in the prior fiscal period, the following comparisons would result:

                                                Twelve months
                                                    ended
                                 February 26,    February 27,    February 27,
                                     1999            1998            1998
                                                (as reported)    (pro forma)
Net sales                         $   29,225     $   29,284      $   31,391

Gross profit                          11,672          9,298          9,944

Operating income                       4,759          4,208          4,521

Net income                             2,170          1,794          1,922

Per share information
Income available to common
  shareholders                         1,853          1,502          1,603
Income per share: basic                 0.32           0.25           0.27
Income per share: diluted               0.29           0.23           0.26
Number of shares: basic            5,861,000      5,981,000      5,981,000
Number of shares: diluted          6,312,000      6,496,000      6,496,000

  <PAGE 22>
3.    Accounts Receivable:

      The components of accounts receivable at February 26, 1999 and February 27, 1998, are as follows:

                                        1999        1998

U.S. Government receivables billed
  and unbilled contract costs
  subject to negotiation               $ 4,529     $ 4,563
U.S. commercial receivables billed         598       1,071
International receivables billed         4,914       3,193
                                        10,041       8,827
Less allowance for doubtful accounts      (385)       (379)

                                       $ 9,656     $ 8,448


      U.S. Government receivables billed and unbilled contract costs subject to negotiation:

      Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. Government under a contract for a centrifuge. These costs were recorded during fiscal years 1994, 1995 and 1998. The Company has recorded claims, amounting to $2.75 million, including $150 recorded in the first quarter of fiscal 1998, to the extent of contract costs incurred. These costs have been incurred in connection with U.S. Government caused delays, errors in specifications and designs, and other unanticipated causes, and may not be received in full during fiscal 2000. In accordance with generally accepted accounting principles, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company currently has approximately $12.0 million in claims filed with the U.S. Government. The U.S. Government has responded to the claims with either denials or deemed denials that the Company has appealed. In February 1999, the U.S. Government made an unsolicited offer for settlement which the Company deemed inadequate. Such claims are subject to negotiation and audit by the U.S. Government.

      In November 1996, the Company invoiced the balance due under a contract with the U.S. Government. At February 26, 1999, approximately $1.6 million was included in U.S. Government receivables. Collectibility of these amounts may be dependent upon the resolution of the above claims.

      International receivables billed:

      International receivables billed included $0.9 million
(February 26, 1999) and $1.8 million (February 27, 1998) related to a certain contract with the Royal Thai Air Force.

      In October 1993, the Company was notified by the Royal Thai Air Force (RTAF) that the RTAF was terminating a certain
<PAGE 23> $4.6 million simulator contract with the Company.
Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $229 performance bond, as well as a draw on an approximately
$1.1 million advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events. The balance due on the contract is still under review. However, the Company is not able to determine what, if any, impact the extended completion period and the current economic condition in Thailand will have upon the receipt of final payment.

4.    Costs and Estimated Earnings on Uncompleted Contracts:

      The following is a summary of long-term contracts in progress at February 26, 1999 and February 27, 1998:

                                                         1999       1998
Costs incurred on uncompleted long-term contracts       $24,926    $23,420
Estimated earnings                                       18,529     10,027
                                                         43,455     33,447
Less billings to date                                   (39,814)   (28,941)

                                                        $ 3,641    $ 4,506


                                                         1999       1998
Included in accompanying balance sheets
  under the following captions:
    Costs and estimated earnings in excess of billings
      on uncompleted long-term contracts                $10,416    $ 5,651
    Billings in excess of costs and estimated earnings
      on uncompleted long-term contracts                  6,775     (1,145)

                                                        $ 3,641    $ 4,506

      Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for
<PAGE 24> anticipated losses on contracts of $206 and $198 in
1999 and 1998, respectively.

5.    Inventories:

      Inventories consist of the following:

                                      Raw      Work in
                                    material   process     Total

February 26, 1999                    $  388     $2,730     $3,118
February 27, 1998                       404      2,654      3,058


      Inventory is presented net of an allowance for obsolescence of $625 and $1,040 in 1999 and 1998, respectively.

6.    Property, Plant and Equipment:

      The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 26, 1999 and February 27, 1998:

                                                               Estimated
                                                                 useful
                                         1999        1998        lives
Land                                   $   100     $   100
Building and building additions          1,811       1,811      40 years
Machinery and equipment                  6,652       6,084     3-5 years
Office furniture and equipment             956         759      10 years
Building improvements                      850         812    5-10 years

                                        10,369       9,566
Less accumulated depreciation           (7,527)     (6,729)

  Property, plant and equipment, net   $ 2,842     $ 2,837



      Depreciation expense for the years ended February 26, 1999 and February 27, 1998, was $ 707 and $482, respectively.

7.    Long-Term Obligation and Credit Arrangements:

      Long-term obligations at February 26, 1999 and February 27,
1998, consist of the following:

                                            1999             1998
Credit facility payable to banks          $     -          $   467
Subordinated debt, net                      4,124            3,730
Products liability settlement (net of
  unamortized discount of $71 and $105  <PAGE 25>
  in 1999 and 1998, respectively, based
  on imputed rate of 11%)                     134              220
Term loans payable accruing interest at
  between 9% and 9.9% collateralized by
  priority liens on certain equipment          82               87
                                            4,340            4,504
Less current portion                         (121)            (148)

                                          $ 4,219          $ 4,356


      The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

      2000                                   $   159
      2001                                       119
      2002                                       359
      2003                                         -
      2004 and thereafter                      4,000

      Total future obligations                 4,637
      Unamortized discounts or financing
        cost associated with obligations        (297)

                                             $ 4,340


      The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 26, 1999 and February 27, 1998, are as follows:

                                            1999             1998

Approximate average loan balance          $ 4,578          $ 3,024
Maximum aggregate                         $ 7,000          $ 5,134
Weighted average interest rate               7.87%            8.37%


      Interest is charged on direct borrowings at the bank's prime rate or adjusted LIBOR in 1999 and 1998. The interest rates were 7.5% and 8.25% at February 26, 1999 and February 27, 1998, respectively.

      The Company's letter of credit limit is $5.0 million, provided that the cumulative of all outstanding trade letters of credit does not exceed $2.5 million. The balances outstanding under these provisions at February 26, 1999, were $2.2 million. Fees on letters of credit outstanding was 1.5% at February 26, 1999 and February 27, 1998, respectively.
  <PAGE 26>
      Recapitalization:

      On March 27, 1997, the Company entered into a revolving credit agreement (the Credit Agreement) with a new financial institution, establishing a credit facility of $10 million. The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is prohibited from declaring any cash dividends under the terms of the Credit Agreement. This facility bears interest at the bank's prime lending rate or adjusted LIBOR and expires on May 31, 1999. A commitment fee of 0.2% is charged for unused available funds. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and maintenance, on a quarterly basis, of a current ratio not less than 1.0 to 1, a leverage ratio of 1 to 1, and a funds flow coverage ratio of 1.10 to 1. Substantially all of the Company's short-term financing is provided by this bank. The Company incurred $357 of financing fees related to origination of the Credit Agreement. This amount is included in prepaid expenses and other assets and will be charged to interest expense over the term of the Credit Agreement. The Company had $7.8 million available under the Credit Agreement at February 26, 1999.

      Additionally, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004, to a financial institution, a director of which has been subsequently appointed and elected to the Company's Board of Directors. In connection with the subordinated debentures, warrants were issued to acquire 332,820 shares of the Company's common stock at an exercise price of $.50 per share; $499 of the proceeds from the sale of the debentures was allocated to the warrants and credited to capital contributed in excess of par value of common stock. This amount, along with financing fees of $311, which were netted against the proceeds, will be amortized to interest expense over the term of the debentures, which is seven years.

      The Company also issued 25,000 shares of 11% redeemable convertible preferred stock for $2.5 million. Each share of convertible stock is convertible, at the option of the shareholder, into 26.66 shares of the Company's common stock at a price of $3.75 per share. Financing fees for the preferred stock were approximately $208, which were netted against the proceeds and will be accreted to retained earnings over five years. The preferred stock is mandatorily redeemable by the Company beginning in 2002 at a rate of one-third per year (see also footnote 15.

      Total financing fees associated with the recapitalization were approximately $876. The proceeds from these transactions were used to repay, in full, amounts outstanding with a prior lender.
  <PAGE 27>
      The components of the subordinated debt and preferred stock at February 26, 1999, are as follows:

                                     Subordinated   Preferred
                                         debt         stock

      Face value                         $ 4,000      $ 2,500
      Deferred financing costs              (311)        (208)
      Accretion of preferred stock             -           80
      Amortization of financing costs         85            -
                                          3,774        2,372
      Debt issued for acquisition            350            -

      Balance at February 26, 1999       $ 4,124      $ 2,372


      As a condition to the extension of the prior credit facility through March 31, 1997, warrants were issued to purchase 200,000 shares of the Company's common stock at a price equal to $2.59. The warrants will be exercisable through 2001. If the holder desires to sell or transfer any of its warrants, the Company has the right of first refusal. A deferred charge of $202 was assigned to the warrants and amortized to profit and loss during the year ended February 28, 1997. Warrants issued provide for adjustments of the exercise price and the number of shares issuable thereunder, in the event that the Company issues additional shares of common stock or rights to purchase common stock at a price less than the current warrant price or current market price, whichever is greater.

      Product Liability Settlement:

      During June 1995, the Company entered into a settlement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 will be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court, and (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 by July 20, 1995 and $100 on April 20, 1996. In
September 1996, the Company renegotiated the payment schedule.
For the period beginning October 1996, the company will pay $10 per month. The claimant did reserve the right to pursue additional payment amounts as per the original settlement agreement of July 29, 1995. The Company has recorded a discount of $71 on this settlement based on an imputed interest rate of 11%, which is amortized over the term of the settlement.

      The carrying value of the aforementioned financial instruments approximates their fair values at February 26, 1999.
  <PAGE 28>
8.    Related Parties:

      Convertible Notes Payable:

      Notes payable at February 27, 1998 represented amounts due to directors, executive officers and their affiliates. These notes were paid in full during 1999.

      ETC Europe:

      The Company transacts its business in Europe through ETC Europe, an affiliated entity which is 99% owned by the president of the Company. Sales through ETC Europe were $ 1,957 and $4,932 in 1999 and 1998, respectively. Amounts due from ETC Europe as of February 26, 1999 and February 27, 1998, were $ 56 and $-0-, respectively (see also footnote 15).

      Subordinated Debt and Preferred Stock:

      During 1999 a director of ETC was also a director of one of its creditors (see note 7 and note 15).

9.    Leases:

      Operating Leases:

      The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 26, 1999, are $60 in 2000; $27 in 2001; $17 in 2002; $6 in 2003; and $-0- in 2004.

      Total rental expense for all operating leases for the years ended February 26, 1999 and February 27, 1998, was approximately
$69 and $106, respectively.

10.   Income Taxes:

      The components of the provision (benefit) for income taxes are as follows:

                                      Year  Ended    Year Ended
                                      February 26,   February 27,
                                          1999           1998
Currently payable:
    Federal                            $    1,272     $    1,099
    State                                     184             24
    Foreign taxes                             111              -
                                            1,567          1,123

Deferred:
    Federal                                  (333)          (142)
    State                                     (33)           (15)
                                             (366)          (157)
<PAGE 29>

                                       $    1,201     $      966

      A reconciliation of the statutory federal income tax
(benefit) to the effective tax is as follows:

                                      Year  Ended    Year Ended
                                      February 26,   February 27,
                                          1999           1998

Statutory income tax                       34.0%           34.0%
State income tax, net of federal tax
  benefit and state net operating
  loss carryforwards in 1998                3.9            (0.6)
Foreign sales corporation                  (4.4)           (4.9)
Other                                       1.5             6.5
                                           35.0%           35.0%


The tax effects of the primary temporary differences are as
follows:
                                            1999           1998
Deferred tax assets:
  Net arbitration award against Company  $   446         $    -
  Net products liability settlement          161             70
  Vacation reserve                            45             43
  Inventory reserve                          236            389
  Receivable reserve                         145            142
  Warranty reserve                            44             44
  Other, net                                  59             82

Total current deferred tax asset        $  1,136       $    770

Deferred tax liabilities:

Amortization of capitalized
  software                              $     407      $    432
  Depreciation                                295           270

    Total noncurrent deferred tax
     liability                          $     702      $    702
  <PAGE 30>
11.   Business Segment Information:

      The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: ATS and Industrial Simulation. The ATS business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The Industrial Simulation business produces chambers that create environmental situations that are used for sterilization, research and medical applications. The following segment information reflects the accrual basis of accounting:

                                                     Industrial
                                           ATS       Simulation       Total
1999
Net sales                               $ 24,465     $ 4,760        $ 29,225
Interest expense                              711          84            795
Depreciation and amortization               1,289         353          1,642
Operating income (loss)                     5,697         (89)         5,608
Income tax provision (benefit)              1,745         (61)         1,684
Identifiable assets                        22,470       2,644         25,114
Expenditures for segment assets               438          26            464

1998

Net sales                               $ 22,055     $  7,229       $ 29,284
Interest expense                             808          158            966
Depreciation and amortization              1,048          415          1,463
Operating income (loss)                    4,231          691          4,922
Income tax provision (benefit)             1,198          187          1,385
Identifiable assets                       14,902        2,917         17,819
Expenditures for segment assets              435           85            520

                                                 1999           1998
Reconciliation to consolidated amounts:
Segment operating income                      $  5,608       $  4,922
Less interest expense                             (795)          (966)
Less income taxes                               (1,684)        (1,385)

Total profit for segments                        3,129          2,571

Corporate home office expense                     (849)          (714)
Interest and other expenses                       (517)          (482)
Income tax benefit                                 483            419
Minority interest                                  (76)           -

Net income                                   $   2,170      $   1,794


      Segment operating income (loss) consists of net sales less applicable costs and expenses relating to these revenues. Unallocated general corporate expenses, letter of credit fees,
<PAGE 31> interest expense, and income taxes have been excluded from the determination of the total profit for segments. General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.
  <PAGE 32>
12.   Business Segment Information (Continued):

      Approximately 24% of sales totalling $7,005 in 1999 were made to one international customer in the ATS segment. Approximately 19%, 11%, and 10% of sales in 1998 were made to two international customers and one domestic commercial account, totalling sales of $5,492, $3,266, and $3,013, respectively, in the ATS segment.

      Included in the segment information for the year ended February 26, 1999 are export sales of $22,876. Of these amounts, there are sales to or relating to governments in Europe ($7,005) and the Middle East ($3,140) for the sales of ATS equipment. Sales to the U.S. Government and its agencies aggregate $1,158 for the year ended February 26, 1999.

      Included in the segment information for the year ended February 27, 1998 are export sales of $17,490. Of these amounts, there are sales to or relating to governments or commercial customers of Europe ($6,197), the Middle East ($2,457) and Asia ($3,456) for the sales of ATS equipment. Sales to the U.S. Government and its agencies aggregated $2,936 for the year ended February 27, 1998.

13.   Stock Options:

      In August, 1999 the Company adopted an Incentive Stock Option Plan to replace the 1998 Incentive Stock Option Plan which expired in August, 1998. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 500,000 shares of common stock to qualifying officers and other key employees. The Plan provides that option price shall not be less than 100% (or in the case of a ten percent owner 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant. The Plan will terminate on August 1, 2008. At February 26, 1999, there were 321,500 shares available to be granted under the Plan.

      Since the exercise price of each option is not less than 100% of the current market price of the Company's stock on the date of grant, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Reported amounts reflect the 2 for 1 stock split declared by the Company on February 25, 1999 (see note 1).
  <PAGE 33>
                                             1999       1998

Net income:
  As reported                              $ 2,170     $ 1,794
  Pro forma                                $ 2,073     $ 1,765

Basic earnings per share:
  As reported                              $   .32     $   .25
  Pro forma                                $   .30     $   .24

Diluted earnings per share:
  As reported                              $    .29    $   .23
  Pro forma                                $    .28    $   .22

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1999 and 1998: dividend yield of 0% and 0%; expected volatility of 54% and 60%; risk-free interest rate of 5.47% and 6.2%; and expected life of five and four years.

      A summary of the status of the Plan as of February 26, 1999 and February 27, 1998, and changes during the years ending on those dates is presented below.

                                             1999                  1998
                                                Weighted              Weighted
                                                 average               average
                                                exercise              exercise
                                       Shares   price        Shares   price
Outstanding at beginning of year        92,350  $   1.99     197,620  $   1.88
Granted                                490,000      7.05           -         -
Exercised                              (38,650)     1.78     (79,670)     1.58
Forfeited                                    -         -     (25,600)     2.25
Outstanding at end of year             543,700      6.57      92,350      1.99

Options exercisable at year end         26,850                22,288
Weighted average fair value of
options granted during the year                 $    3.72             $      -


      The following information applies to options outstanding at February 26, 1999:

                                   Options outstanding                     Options exercisable

                                                 Weighted
                                   Number         average        Weighted        Number          Weighted
                               Outstanding at    remaining        average    exercisable at      average
                                February 26,    contractual       exercise     February 26,      exercise
Range of exercise prices           1999         life (years)        price         1999             price
$1.75 to $2.25                     53,700        7.5 years          $2.21        26,850            $2.21
$5.00 to $7.81                    490,000        9.8 years          $7.05             -                -
          <PAGE 34>

14.   Claims and Litigation:

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

14.   Employee Benefit Plan

      The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totalled $103 and $91 in 1999 and 1998, respectively.

15.   Subsequent Events:

      ETC Europe: Effective March 1, 1999, the Company signed an agreement to purchase 99% of ETC Europe from the President of the Company. The sale price was approximately $100. On May 8, 1999, a deposit payment of $35 was made; the balance will be paid upon receipt of audited financial statements.

      New Subsidiary: On April 16, 1999, the company formed a new wholly owned subsidiary, Entertainment Technology Corporation.
This subsidiary will handle all of the Company's future entertainment projects.

      Conversion of Preferred Stock: On February 26, 1999, the Company issued a redemption notice to redeem the outstanding 25,000 shares of Series A Preferred Stock in their entirety. On March 25, 1999, the Company received notice that Sirrom Capital Corporation had exercised its conversion privilege under the terms of the agreement to convert its 25,000 shares of Series A Preferred Stock into the Company's common shares. Consequently, on April 19, 1999, the series A Preferred was retired and 666,666 shares of common stock were issued to Sirrom Capital. Concurrent with this transaction the company reclassed approximately $2.4 million of Preferred Stock value to common stock at par and additional paid in capital.
  <PAGE 35>
16.   Quarterly Consolidated Financial Information (Unaudited):

      Financial data for the interim periods of 1999 and 1998 were as follows:

                                        Quarter Ended

Fiscal Year 1999            May      August   November   February
                             29        28        27          26

Net sales                  $ 7,460   $ 5,996  $ 7,475    $ 8,294
Gross profit                 2,749     2,283    2,648      3,992
Operating income               999       829    1,003      1,928
Income before income taxes     712       441      597      1,697
Minority interest                         61      (10)        25
Net income                     464       234      399      1,073
Earnings per common share:
  Basic                        .07      .03      .05        .17
  Diluted                      .07      .02      .05        .15


                                         Quarter Ended

Fiscal Year 1998             May     August   November   February
                              30       29        28          27

Net sales                 $ 6,644    $ 7,181  $ 7,639    $ 7,820
Gross profit                1,960      2,358    2,467      2,513
Operating income              790      1,095    1,143      1,180
Income before income taxes    546        631      755        828
Net income                    360        406      491        537
Earnings per common share:
  Basic                       .05        .05      .07        .08
  Diluted                     .05        .05      .06        .07
<PAGE 36>