Form 10-K, Exhibit 13
period 2000-02-25
ENVIRONMENTAL TECTONICS CORP
filed 2000-05-25
CIK 33113

                       ENVIRONMENTAL TECTONICS CORPORATION



                                      2000

                           ANNUAL SHAREHOLDERS' REPORT

FINANCIAL REVIEW
($ in thousands, except share and per share data)

Fiscal Year End                                     2000         1999           1998          1997         1996
                                                    ----         ----           ----          ----         ----

Net sales                                          $ 34,920    $ 29,225      $ 29,284       $ 21,884     $ 15,580
Gross profit                                         12,798      11,672         9,298          5,742        5,206
Operating income                                      5,327       4,759         4,208          1,196        1,492
Net income (loss)                                     2,837       2,170         1,794            (20)         299
Earnings (loss) per common share:
    Basic                                               .40         .32           .25           (.01)         .05
    Diluted                                             .36         .29           .23           (.01)         .05
Working capital                                      16,306      13,755        11,462         10,334        7,860
Long-term obligations                                 4,455       4,219         4,356          6,997        5,514
Total assets                                         31,897      35,448        22,955         23,095       20,926
Total stockholders' equity                           16,245      11,030         8,579          6,409        6,111
Weighted average common shares:
    Basic                                         6,604,000   5,861,000     5,981,000      5,930,000    5,870,000
    Diluted                                       7,319,000   6,312,000     6,496,000      5,930,000    5,870,000

All earnings per share and share amounts have been restated to reflect a 2 for 1 stock split effective May 28, 1999. No cash dividends have ever been paid on the Company's common stock, and the Company is currently prohibited from declaring any cash dividends on common stock under the terms of its credit facility.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

Fiscal 2000 Versus Fiscal 1999

         Certain statements under Item 1 and Item 7 contained herein or as may otherwise be incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include but are not limited to: statements regarding future product development, technological advances and market acceptance of products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Environmental Tectonics Corporation (the "Company"), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, general economic and business conditions, competition, technological advances, political unrest in customer countries, contract cancellations and other risk factors that are detailed in this document and in other periodic reports and registration statements filed by Environmental Tectonics Corporation with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to the company on the date hereof, and the Company assumes no responsibility to update any such forward-looking statements. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

         The company had a net income of $2,837,000 or $.36 per share (diluted), versus a net income of $2,170,000 or $.29 per share (diluted) in 1999. Operating income was $5,327,000, an increase of $568,000 or 11.9% over 1999. These increases were primarily the result of a higher gross margin reflecting the increased sales level.

         Total sales increased $5,695,000 or 19.5% from 1999 as sales increases were evidenced in all areas, most significantly in the domestic market which was up $4,209,000 or 80.7%. Domestic sales represented 27.0% of the Company's total sales, up from 17.9% in the prior period. Increases were evidenced across all product areas except hyperbaric, with the most significant increases in entertainment products and the Company's disaster management simulator product. Sales to the U.S. Government increased $430,000, 37.1%, and represented 4.5% of total sales, up slightly from 4.0% in the prior period. The increase reflected sales to the U.S. Navy for large submarine decompression chambers. International sales, including sales of the Company's Polish subsidiary, increased $1,056,000, and represented 68.5% of the Company's total sales, down from 78.1% in the prior period. The increase reflected additional sales in the Company's Polish subsidiary which benefited from an additional 4 months activity in the current period. Customers in 2000 representing 10% or more of sales were Mends International $8,107,000, the United Kingdom Ministry of Defense $4,821,000, and the Walt Disney companies $3,681,000. Additionally, open orders for the Walt Disney companies constituted 56.7% of the Company's backlog at February 25, 2000.

         On a segment basis, sales of the Company's Aircrew Training Systems
(ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $26,361,000 an increase of $1,896,000, or 7.7% over 1999. Sales of these products accounted for 75.5% of the Company's sales compared to 83.7% in 1999. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $3,799,000 or 79.8% and accounted for 24.5% of the Company's total sales compared to 16.3% in 1999.

         Gross profit increased $1,126,000 or 9.6%. As a percentage of sales, gross profit was 36.6%, down from 39.9% in 1999. This decrease was attributable to a product mix shift to lower margin Industrial Group products.

         Operating profit increased $568,000, or 11.9% compared to 1999. On a segment basis, ATS had an operating profit of $5,039,000, a decrease of $658,000 from the prior period, while the Industrial Group had an operating profit of $1,355,000 compared to an operating loss of $89,000 in 1999. These segment operating profits were offset, in part, by unallocated corporate expenses of $936,000, an increase of $87,000 over 1999.

         Selling and administrative expenses increased $35,000, or 0.5%, due principally to higher staffing and related expenses in support of the expanded sales activity and additional selling and administrative expenses for the Company's Polish subsidiary which had an additional four months activity in the current period. As a percentage of sales, selling and administrative expenses were 18.8% compared to 22.3% in 1999.

         Research and development expenses increased $523,000, or 131.7% from 1999, primarily for ATS and entertainment product applications. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 2000 were $555,000 compared to $581,000 in 1999. Amortization of software costs, which was charged to cost of sales, was $596,000 and $651,000 for 2000 and 1999, respectively.

         Interest expense was down $386,000, 34.3% from 1999 reflecting lower borrowings. Letter of credit and other expenses decreased $79,000 principally due to decreased bank charges.

         The Company's provision for taxes, rate-wise, remained unchanged from the prior year and approximated the statutory rate.

Fiscal 1999 Versus Fiscal 1998

         The Company had a net income of $2,170,000 or $.29 per share (diluted), versus a net income of $1,794,000, or $.23 per share (diluted) in 1998. Operating income was $4,759,000, an increase of $551,000, or 13.1% over 1998. These increases were primarily the result of higher gross margins reflecting increased sales of ATS products.

         Total sales decreased slightly $59,000, .2% from 1998 as decreases domestically and to the U.S. Government were only partially offset by an increase internationally and the addition of sales from the Company's Polish subsidiary purchased in April, 1998. Domestic sales decreased $3,640,000, 41.1%, and represented 17.9% of the Company's total sales, down from 30.2% in the prior year. The decrease domestically primarily reflected reduced industrial sterilizer sales coupled with decreased sales of the Company's entertainment products. Sales to the U.S. Government decreased $1,779,000, 60.6% and represented 4.0% of the Company's total sales, down from 10.0% for the prior year. The decrease in U.S. Government sales primarily reflected the completion in the prior year of a large chamber project. International sales, including sales of the Company's Polish subsidiary, increased $5,360,000, 30.6% and represented 78.1% of the Company's total sales. The increase internationally primarily resulted from additional progress on two large centrifuge projects including a Centrifuge project for the United Kingdom Ministry of Defense (UK
MOD). Sales in 1999 to the UK MOD were approximately $7.0 million or 24.0% of the Company's total sales. Open orders for the UK MOD constituted $11.1 million of the Company's sales backlog at February 26, 1999.

         On a segment basis, sales of the Company's Aircrew Training Systems
(ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets were $24,465,000 an increase of $2,410,000, or 10.9% over 1998. Sales of these products accounted for 83.7% of the Company's sales compared to 75% in 1998. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $2,469,000 or 34.2%, and accounted for 16.3% of the Company's total sales compared to 25% in 1998. Although the primary reduction was in sterilizer sales, decreases were evidenced across all product lines for this Group.

         Gross profit increased $2,374,000 or 25.5%. As a percentage of sales, gross profit was 39.9% up from 31.8% in 1998. These increases were attributable to a product mix shift to higher margin ATS products.

         Operating profit increased $551,000, or 13.1% compared to 1998. On a segment basis, ATS has an operating profit of $5,697,000, an increase of $1,466,000 while the Industrial Group had an operating loss of $89,000 compared to an operating profit of $691,000 in 1998. These segment operating profits were offset, in part, by unallocated corporate expenses of $849,000, an increase of $135,000 over 1998.

Management's Discussion and Analysis of
Financial Condition and Results of Operations - Continued

         Selling and administrative expenses increased $1,574,000, or 31.8%, due principally to higher commissions expense on higher commissionable sales, increased government claim expenses, and the addition of selling and administrative expenses for the Company's Polish subsidiary. As a percentage of sales, selling and administrative expenses were 22.3% compared to 16.9% in 1998.

         Research and development expenses increased $249,000, or 168.2% from 1998. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 1999 were $581,000 compared to $395,000 in 1998. Amortization of software costs, which was charged to cost of sales, was $651,000 and $670,000 for 1999 and 1998, respectively.

         Interest expense was down $120,000, 9.6% from 1998 reflecting a lower average interest rate. Letter of credit and other expenses decreased $16,000 principally due to decreased bank charges.

         The Company's provision for taxes, rate-wise, remained unchanged from the prior year and approximated the statutory rate.

Fiscal 1998 Versus Fiscal 1997

         The Company had net income of $1,794,000 or $.23 per share (diluted) compared to a net loss of $20,000 or $.01 per share in 1997. Operating income was $4,208,000, an increase of $3,012,000 or 252% over 1997. These increases were primarily the result of increased sales which were $29,284,000, up $7.4 million or 34% over 1997.

         Domestic sales increased $4,477,000 or 102% over 1997, and accounted for 30% of the Company's total sales, up from 20% in 1997. This increase was due to the introduction of the Company's proprietary motion-based technology into the entertainment marketplace, as well as a $1,308,000 increase in sales of industrial sterilizers. Sales to the U.S. Government, principally for work on two large altitude chambers and a continuation of our contracted operator maintenance contracts on selected aircrew training devices, increased $854,000, or 41%, and accounted for 10% of the Company's total sales, the same percentage as 1997. Sales to international customers, principally government agencies, increased $2,068,000, or 13% over 1997, and accounted for 60% of the Company's total sales, down from 70% in 1997. The increase in international sales was due principally to continued work on a centrifuge for Japan and a multipurpose aircraft trainer for the United Kingdom Ministry of Defense (UKMOD). Sales in 1998 to the UKMOD were approximately $9,226,000, or 32% of the Company's total sales. Open orders for the UKMOD accounted for 59% of the Company's sales backlog at February 27, 1998.

         On a segment basis, sales of the Company's Aircrew Training Systems
(ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets were $22,055,000, an increase of $8,808,000, or 66% over 1997. Sales of these products accounted for 75% of the Company's sales compared to 61% in 1997. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,408,000, or 16%, and accounted for 25% of ETC's total sales compared to 39% in 1997. This reduction was due principally to international sales of the Company's sterilizers and environmental chambers, which were $2,533,000 lower in 1998 compared to 1997.

         Gross profit increased $3,556,000 or 62%. As a percentage of sales, gross profit was 32%, up from 26% in 1997. These increases were attributable, in part, to the higher sales volume which improved plant capacity utilization, as well as an increase in sales of higher-margined ATS products.

         Operating profit increased $3,012,000, or 252% compared to 1997. On a segment basis, ATS had an operating profit of $4,321,000, an increase of 97%, while the Industrial Group had an operating profit of $691,000 compared to an operating loss of $304,000 in 1997. These segment operating profits were offset, in part, by unallocated corporate expenses of $714,000, an increase of $61,000, or 9% over 1997.

Management's Discussion and Analysis of
Financial Condition and Results of Operations - Continued

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

         Research and development expenses decreased $19,000, or 11% from 1997. The Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research and development for basic research for feasibility and technology updates. Capitalized software development costs for 1998, were $395,000 compared to $494,000 in 1997. Amortization of software costs, which were charged to cost of sales, were $670,000 and $681,000 for 1998 and 1997, respectively.

         Interest expense was virtually unchanged from 1998. Other expense increased during 1998, principally due to foreign exchange charges.

         The Company's provision for taxes, rate-wise, remained unchanged from the prior year and approximated the statutory rate.

Liquidity and Capital Resources

         At February 25, 2000, the Company had a Credit Agreement with a bank which provided a credit facility of $15 million. This agreement expires on August 31, 2001. Substantially all of the company's short-term financing is provided by this bank. At February 25, 2000, the Company had $ 9.3 million available under the credit agreement.

         During fiscal 2000, the company used $2,383,000 of cash for operating activities. This was primarily the result of an increase in accounts receivable and inventories, and a reduction in billings in excess of costs and estimated earnings on uncompleted long-term contracts and customer deposits. Partial offsets were net income, non- cash charges, and a decrease in costs and estimated earnings in excess of billings on uncompleted long-term contracts. In general, the net use of cash for operations reflected the use of cash , received in advance in February, 1999, to build purchased contract equipment.

         Investing activities used $1,569,000 and consisted of purchases for capital equipment and capitalized software.

         Financing activities generated $416,000 of cash. This included the net effect of borrowing under the Company's credit facility to pay off $4.0 million of the Company's subordinated debt, payment of dividends on preferred stock and additional paid-in-capital from the issuance of common stock.

         The company believes that cash generated from operating activities as well as available borrowing under the Credit Agreement will be sufficient to meet its future obligations.

         In reference to the Company's outstanding claims with both the U.S. government and an international customer, to the extent the Company is unsuccessful in further recovery of contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded claims (see Note 3 of Notes to Consolidated Financial Statements).

Management's Discussion and Analysis of
Financial Condition and Results of Operations - Continued

Year 2000 Disclosure

         As of January 1, 2000, the Company experienced no major issues during the transition from 1999 to 2000.

Market for the Registrant's Common Stock and Related Security Holder Matters

         The Company's Common Stock (the Common Stock) is traded on the American Stock Exchange under the symbol ETC. As of May 8, 2000, the Company had 308 shareholders of record.

         The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated, as adjusted for a 2 for 1 stock split effective May 28, 1999. Such prices represent quotations between dealers and do not include mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                     Sale Prices
                             --------------------------      Closing
                               High              Low        Sale Price
                               ----              ---        ----------
2000

First Quarter                $14-1/2           $7-15/16       $11-7/8
Second Quart                  12-1/8            9              10-11/16
Third Quarter                 10-5/8            8-5/8           9-5/8
Fourth Quarter                21                9-3/8          12-7/8

1999

First Quarter                $11-1/4           $8-1/4         $10-1/2
Second Quarter                12-7/8            9-1/8           9-3/4
Third Quarter                 11-3/4            6-5/8          11
Fourth Quarter                17                9-1/16         16-1/8

         The Company has never paid any cash dividends on the Common Stock in the past and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current line of credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Backlog

         The Company's sales backlog at February 25, 2000 and February 26, 1999, for work to be performed and revenue to be recognized under written agreements after such dates, was approximately $44,146,000 and $32,141,000, respectively. In addition, the Company's training and maintenance contracts backlog at February 25, 2000 and February 26, 1999, for work to be performed and revenue to be recognized after that date under written agreements, was approximately $1,288,000 and $1,311,000, respectively. Of the February 25, 2000 backlog, approximately $38,725,000 was under contracts for ATS and maintenance support including $25,755,000 for the Walt Disney companies. Approximately 64% of the February 25, 2000 backlog is expected to be completed prior to February 23, 2001.

               Report of Independent Certified Public Accountants


Board of Directors
Environmental Tectonics Corporation


         We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiary as of February 25, 2000 and February 26, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended February 25, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiary as of February 25, 2000 and February 26, 1999, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended February 25, 2000, in conformity with generally accepted accounting principles.

             As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $5.85 million related to claims made to or against the United States government and an international customer for contract costs incurred through February 25, 2000. The total net claims amount made is approximately $12 million based on costs incurred through February 25,2000, and is subject to negotiation, arbitration and audit by the U.S. government and the international customer.



/s/ Grant Thornton LLP
----------------------
Grant Thornton LLP



Philadelphia, Pennsylvania
April 30, 2000

Consolidated Balance Sheets
($ in thousands, except share data)

                                                                                       February 25,   February 26,
                                                                                           2000          1999
                                                                                       ------------   ------------
ASSETS
Cash and cash equivalents                                                                 $ 1,725       $ 5,344
Cash equivalents restricted for letters of credit                                              32            47
Accounts receivable, net                                                                   10,771         9,656
Costs and estimated earnings in excess of
     billings on uncompleted long-term contracts                                            8,878        10,416
Inventories                                                                                 3,904         3,118
Deferred tax asset                                                                            689         1,136
Prepaid expenses and other current assets                                                     482           787
                                                                                          -------       -------
           Total current assets                                                            26,481        30,504

Property, plant and equipment, net                                                          3,300         2,842
Software development costs, net of accumulated
     amortization of $ 5,215  and $ 4,619
     in 2000 and 1999, respectively                                                         1,096         1,137
Other assets                                                                                1,020           965
                                                                                          -------       -------
           Total assets                                                                   $31,897       $35,448
                                                                                          =======       =======

LIABILITIES
Current portion of long-term obligations                                                  $    78       $   121
Accounts payable - trade                                                                    1,830         1,554
Billings in excess of costs and estimated earnings
     on uncompleted long-term contracts                                                     3,282         6,775
Customer deposits                                                                           2,935         5,696
Accrued income taxes                                                                          455           920
Other accrued liabilities                                                                   1,595         1,683
                                                                                          -------       -------
           Total current liabilities                                                       10,175        16,749
                                                                                          -------       -------

Long-term obligations, less current portion:
     Credit facility payable to banks                                                       4,093           -
     Subordinated debt                                                                        350         4,124
     Other                                                                                     12            95
                                                                                          -------       -------
                                                                                            4,455         4,219
                                                                                          -------       -------
Deferred tax liability                                                                        652           702
                                                                                          -------       -------
           Total liabilities                                                               15,282        21,670
                                                                                          -------       -------

Redeemable cumulative convertible preferred stock, $100 par and redemption value: 25,000 shares authorized; 25,000
     shares issued and outstanding at February 26, 1999                                         0         2,372
                                                                                          -------       -------

Minority Interest                                                                             370           376

STOCKHOLDERS' EQUITY
Common stock - authorized 20,000,000 shares, $.05 par value; 6,864,280 and
     6,166,412 shares issued and
     outstanding in 2000 and 1999, respectively                                               343           308
Capital contributed in excess of par value of common stock                                  5,832         3,240
Accumulated other comprehensive income (loss)                                                 (62)           21
Retained earnings                                                                          10,132         7,461
                                                                                          -------       -------
           Total stockholders' equity                                                      16,245        11,030
                                                                                          -------       -------
           Total liabilities and stockholders' equity                                     $31,897       $35,448
                                                                                          =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
($ in thousands, except share and per share data)

                                                     Year Ended              Year Ended           Year Ended
                                                     February 25             February 26,         February 27,
                                                        2000                    1999                 1998
                                                     -----------             ------------         -----------
Net sales                                             $  34,920               $  29,225            $  29,284

Cost of goods sold                                       22,122                  17,553               19,986
                                                      ---------               ---------            ---------
       Gross profit                                      12,798                  11,672                9,298
                                                      ---------               ---------            ---------

Operating expenses:
     Selling and administrative                           6,551                   6,516                4,942
     Research and development                               920                     397                  148
                                                      ---------               ---------            ---------
                                                          7,471                   6,913                5,090
                                                      ---------               ---------            ---------

        Operating income                                  5,327                   4,759                4,208
                                                      ---------               ---------            ---------

Other expenses:
     Interest expense                                       738                   1,124                1,244
     Letter of credit fees                                   53                      26                   58
     Other, net                                              56                     162                  146
                                                      ---------               ---------            ---------
                                                            847                   1,312                1,448
                                                      ---------               ---------            ---------

        Income before provision for income taxes          4,480                   3,447                2,760
          and minority interest

Provision for income taxes                                1,573                   1,201                 966
                                                      ---------               ---------            ---------

        Income before minority interest               $   2,907               $   2,246            $   1,794
                                                      =========               =========            =========

Income attributable to minority interest                     70                      76                    -

        Net income                                    $   2,837               $   2,170            $   1,794

Per share information
  Earnings per common share:
     Basic                                            $     .40               $     .32            $     .25
     Diluted                                          $     .36               $     .29            $     .23

Income available to common stockholders               $   2,671               $   1,853            $   1,502

  Weighted average common shares:
     Basic                                            6,604,000               5,861,000            5,981,000
     Diluted                                          7,319,000               6,312,000            6,496,000

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands, except share data)

          For the years ended February 25, 2000, February 26, 1999, and
                               February 27, 1998

                                                               Capital
                                                             contributed
                                                             in excess of        Accumulated
                                        Common stock         par value of           other                           Total
                                   -----------------------      common          comprehensive       Retained    stockholders'
                                    Shares         Amount        stock             income           earnings       equity
                                   --------       --------   ------------       -------------       ---------   -------------
Balance, February 28, 1997        2,963,083        $ 296       $ 2,007            $   -              $  4,106     $  6,409

Net income for the year                   -            -             -                -                 1,794        1,794
Value of warrants issued in
 connection with issuance of
 subordinated debt                        -            -           499                -                     -          499

Accretion of preferred stock              -            -             -                -                   (38)         (38)
Dividends on preferred stock              -            -             -                -                  (254)        (254)
Shares issued in connection
   with employee stock purchase
   and stock option plans           41, 550            3           146                -                     -          149

Shares issued in connection with
employee stock award                  1,963            1            19                -                     -           20
                                 ----------        -----       -------            -----              --------     --------
Balance, February 27, 1998        3,006,596        $ 300       $ 2,671            $   -              $  5,608     $  8,579

Net income for the year                   -            -             -                -                 2,170        2,170
Other comprehensive income                -            -             -               21                     -           21
                                 ----------        -----       -------            -----              --------     --------
  Total comprehensive income              -            -             -               21                 2,170        2,191
Stock issued in connection with
    with acquisition                 55,000            6           489                -                     -          495
Accretion of preferred stock              -            -             -                -                   (42)         (42)
Dividends on preferred stock              -            -             -                -                  (275)        (275)
Shares issued in connection with
    employee stock purchase and
    stock option plans               21,610            2            80                -                     -           82
                                 ----------        -----       -------            -----              --------     --------

Balance, February 26, 1999        3,083,206        $ 308       $ 3,240            $  21              $  7,461     $ 11,030
Net income for the year                   -            -             -                -                 2,837        2,837
Other comprehensive loss                  -            -             -              (83)                    -          (83)
                                 ----------        -----       -------            -----              --------     --------
    Total comprehensive income            -            -             -              (83)                2,837        2,754
Stock split effective
    May 28, 1999                  3,083,206            -             -                -                     -            -
Dividend on preferred stock               -            -             -                -                   (38)         (38)
Accretion of preferred stock              -            -             -                -                  (128)        (128)
Shares issued in connection
   with conversion of preferred
   stock                            666,666           33         2,467                -                     -        2,500
Shares issued in connection
   with employee stock purchase
   and stock option plans            31,202            2           125                -                     -          127
                                 ----------        -----       -------            -----              --------     --------
Balance, February 25, 2000        6,864,280        $ 343       $ 5,832            $ (62)             $ 10,132     $ 16,245
                                 ==========        =====       =======            =====              ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
($ in thousands)

                                                                         Year Ended              Year Ended           Year Ended
                                                                         February 25             February 26,         February 27,
                                                                            2000                    1999                 1998
                                                                         -----------             ------------         -----------
Cash flows from operating activities:
    Net income                                                            $ 2,837                  $ 2,170              $ 1,794
    Adjustments to reconcile net income to net cash
       (used in) provided  by operating activities
         Depreciation and amortization                                      1,395                    1,642                1,463
       Increase (decrease)in allowance for accounts
         receivable and inventory                                              77                     (409)                 527
       Minority interest                                                       (6)                      76                    -
       Changes in operating assets and liabilities:
         (Increase) decrease in assets
            Accounts receivable                                            (1,097)                  (1,202)               2,762
            Costs and estimated earnings in excess of
              billings on uncompleted long-term contracts                   1,538                   (4,765)              (2,306)
            Inventories                                                      (888)                     623                 (882)
            Prepaid expenses and other current assets                         145                     (530)                 (44)
            Other assets                                                     (125)                      12                  (35)
         Increase (decrease) in liabilities:
            Accounts payable                                                  276                      112                 (375)
            Billings in excess of costs and estimated earnings
              on uncompleted long-term contracts                           (3,493)                   5,630               (1,543)
            Customer deposits                                              (2,761)                   4,323                  264
            Accrued income taxes                                             (465)                     (64)                 713
            Other accrued liabilities                                         (93)                     616                 (414)
            Payments under settlement agreements                             (120)                    (120)                (120)
         Decrease (increase) in deferred income taxes, net                    397                     (366)                (157)
                                                                          -------                  -------              -------
    Net cash (used in) provided by operating activities                    (2,383)                   7,748                1,647
                                                                          -------                  -------              -------
Cash flows from investing activities:
    Acquisition of equipment                                               (1,014)                    (567)                (670)
    Software development costs capitalized                                   (555)                    (581)                (395)
    Purchase of subsidiary, net of cash acquired                                -                       60                    -
                                                                          -------                  -------              -------
    Net cash used in investing activities                                  (1,569)                  (1,088)              (1,065)
                                                                          -------                  -------              -------
Cash flows from financing activities:
    Net (payments) borrowings under credit facility                         4,093                     (467)              (6,247)
    Net proceeds from (payments on) subordinated debt                      (3,774)                       -                3,730
    Net proceeds from preferred stock                                           -                        -                2,292
    Payment of dividends on preferred stock                                   (38)                    (275)                (254)
    Deferred financing costs                                                    -                        -                 (876)
    Decrease (increase) in cash equivalents restricted for
      letters of credit                                                        15                      (32)                 650
    Decrease in notes payable - related party                                   -                     (800)                (500)
    Net decrease in other long-term obligations                               (40)                     (70)                  (9)
    Proceeds from issuance of common stock/warrants                           160                       82                  668
                                                                          -------                  -------              -------
    Net cash provided by (used in) financing activities                       416                   (1,562)                (546)
                                                                          -------                  -------              -------
    Effect of exchange rates on cash                                          (83)                      21                    -
    Net (decrease) increase in cash and cash equivalents                   (3,619)                   5,119                   36
Cash and cash equivalents at beginning of year                              5,344                      225                  189
                                                                          -------                  -------              -------
Cash and cash equivalents at end of year                                  $ 1,725                  $ 5,344              $   225
                                                                          =======                  =======              =======
Supplemental schedule of cash flow information:
    Interest paid                                                         $   421                  $   925              $ 1,123
    Income taxes paid                                                     $ 1,533                  $ 1,357              $   434
Supplemental information on non-cash operating and investing activities:
     During the year ended February 25, 2000, the Company
       reclassed $216 from inventory to property, plant and
       equipment. The Company reclassed $ 0 and $158 of
       inventory to property, plant and equipment during
       the years ended February 26, 1999 and February 27,
       1998, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.     Summary of Significant Accounting Policies:

       Nature of Business

       Environmental Tectonics Corporation ("ETC" or the "Company") is primarily engaged in the development, marketing and manufacturing of Aircrew Training Systems (ATS) and industrial simulation equipment. The Company utilizes its internally developed software systems in virtually all of its products. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of ATS products are made principally to U.S. and foreign government agencies and to the entertainment market. Sales of industrial simulation equipment, which includes sterilizers, environmental systems, and hypo/hyperbaric equipment, are made to both commercial customers and governmental agencies worldwide.

       Stock Split: On February 25, 1999, the Company's Board of Directors declared a 2-for-1 stock split for stockholders of record on May 17, 1999. All earnings per share and share amounts in the financial statements for all years presented have been restated to reflect the 2-for-1 split.

       Principles of Consolidation:

       The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiary, ETC International Corporation and its 65% owned subsidiary, ETC-PZL Aerospace Industries SP. Z O.O. All material inter-company accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

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

       The Company has recorded receivables in the amount of $5.85 million for claims made or to be made against the United States government and an international customer for contract costs incurred through February 25, 2000. The total net claims amount filed with the U.S. government is approximately $12.0 million based on costs incurred through February 25, 2000, and additional claims are in preparation for filing in fiscal 2001 against an international customer. These claims are subject to negotiation, arbitration and audit by the United States government and the international customer.

       Revenue Recognition:

       Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100 or to be completed in less than one year, and revenue on parts and services, is recognized as shipped. Revenue for service contracts is recognized ratably over the life of the contract, with related material costs expensed as incurred.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.     Summary of Significant Accounting Policies (Continued):

       Cash and Cash Equivalents:

       Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100. During the year the Company had cash and cash equivalents in excess of insured amounts. However, most of the Company's funds are with one financial institution which has never experienced any customer losses.

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

       Depreciation of Property, Plant and Equipment:

       Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

       Amortization of Goodwill:

       The Company amortizes costs in excess of fair values of net assets of the businesses acquired using the straight - line method over a period not to exceed 20 years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred.

       Goodwill of $662 was recorded in fiscal 1999 for the Company's purchase of ETC-PZL Aerospace Industries, SP. Z O.O. Amortization expense was $36 in fiscal 2000 and accumulated amortization as of February 25, 2000 was $61.

       Amortization of Capitalized Software Development Costs:

       The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs and related amortization totaled $555 and $596, respectively, for the year ended February 25, 2000. Capitalized software costs and related amortization totaled $581 and $651, respectively, for the year ended February 26, 1999.

       Amortization of Deferred Financing Costs:

       Capitalized costs relating to the March, 1997 financing of the Company are being amortized over the respective terms of each agreement. Amortization expense relating to deferred financing costs was $331, $181 and $241 in 2000, 1999, and 1998, respectively (see note 7).

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.     Summary of Significant Accounting Policies (Continued):

       Income Taxes:

       The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.

       Long-Lived Assets:

       The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial position or results of operations.

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

       Advertising Costs:

       The Company expenses advertising costs as incurred. Advertising expense was $270, $294 and $210 in 2000, 1999, and 1998, respectively.

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

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.      Summary of Significant Accounting Policies (Continued):

        The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. All earnings per share and share amounts have been restated to reflect a 2 for 1 stock split effective May 28, 1999.

                                                                             Year ended February 25, 2000
                                                                ----------------------------------------------------
                                                                                        Weighted
                                                                                         average         Per share
                                                                   Income                shares           amount
                                                                -----------           -------------      ---------
                                                                (numerator)           (denominator)
        Net income                                                 $2,837
        Less preferred stock dividends                                (38)
        Less accretion of preferred stock                            (128)
                                                                   ------

        Basic earnings per share
          Income available to common stockholders                  $2,671               6,604,184         $ .40
                                                                   ======                                 =====

        Effective of dilutive securities
          Stock options                                                                   224,151
          Stock warrant                                                                   490,358
                                                                                        ---------

        Diluted earnings per share
          Income available to common stockholders plus
            effect of dilutive securities                          $2,671               7,318,693         $ .36
                                                                   ======               =========         =====

                                                                             Year ended February 26, 1999
                                                                ----------------------------------------------------
                                                                                        Weighted
                                                                                         average         Per share
                                                                   Income                shares           amount
                                                                -----------           -------------      ---------
                                                                (numerator)           (denominator)

        Net income                                                 $2,170
        Less preferred stock dividends                               (275)
        Less accretion of preferred stock                             (42)
                                                                   ------

        Basic earnings per share
          Income available to common stockholders                  $1,853               5,861,377         $ .32
                                                                   ======                                 =====

        Effective of dilutive securities
          Stock options                                                                    38,641
          Stock warrants                                                                  412,007
                                                                                       ----------

        Diluted earnings per share
          Income available to common stockholders plus
            effect of dilutive securities                          $1,853               6,312,025         $ .29
                                                                   ======               =========         =====

There were conversion provisions of preferred stock totaling 666,666 shares of common stock which were not included in the computation of diluted earnings per share because the effect of assumed conversions was anti-dilutive. These conversion provisions were not outstanding at February 25, 2000 (see also note 7).

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.    Summary of Significant Accounting Policies (Continued):

                                                                             Year ended February 27, 1998
                                                                ----------------------------------------------------
                                                                                        Weighted
                                                                                         average         Per share
                                                                   Income                shares           amount
                                                                -----------           -------------      ---------
                                                                (numerator)           (denominator)
        Net income                                                 $1,794
        Less preferred stock dividends                               (254)
        Less accretion of preferred stock                             (38)
                                                                   ------
        Basic earnings per share
          Income available to common stockholders                  $1,502               5,980,688         $ .25
                                                                   ------                                 -----

        Effective of dilutive securities
          Stock options                                                                    70,634
          Stock warrants                                                                  444,289
                                                                                        ---------
        Diluted earnings per share
          Income available to common stockholders
            plus effect of dilutive securities                     $1,502               6,495,611         $ .23
                                                                   ======               =========         =====

There were conversion provisions of convertible notes payable and preferred stock totaling 800,000 shares of common stock which were not included in the computation of diluted earnings per share because the effect of assumed conversions was anti-dilutive. These conversion provisions were not outstanding at February 25, 2000.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.     Summary of Significant Accounting Policies (Continued):


       Reporting Comprehensive Income:

       In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for all periods beginning after December 15, 1997. Other comprehensive income consists of foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material impact on the Company's consolidated financial position or results of operations.

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

        Reclassifications:

        Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with the 2000 presentation.

2.      Acquisition of ETC-PZL Aerospace Industries SP. Z O.O.

        On April 21, 1998, the Company acquired a 65% ownership in MP-PZL Aerospace Industries, Ltd. ("MP-PZL"), a simulation and advanced training device manufacturing company located in Warsaw, Poland, for $375 in cash, an 8% interest-only three-year note payable for $350 and 55,000 shares of the Company's common stock amounting to $495. MP-PZL was subsequently renamed ETC-PZL Aerospace Industries SP. Z O.O. ("ETC-PZL"). The Company's cost for this acquisition was $1,220 and has been recorded in the accompanying balance sheet under the purchase method of accounting for business combinations. In connection with the acquisition, the Company recorded goodwill of $662 and a minority interest of $300.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

2.      Acquisition of ETC-PZL Aerospace Industries SP. Z O.O. (Continued):

        ETC-PZL's fiscal period ends December 31. The results of ETC-PZL for the period May 1, 1998 through December 31, 1998 have been included in the Company's results of operations for the twelve months ended February 26, 1999. On a pro forma basis, had the Company consolidated the results of ETC-PZL in 1998 or for a full 12 months in 1999, the following comparisons would result:

           Twelve months ended:
                                             February 25,    February 26,   February 26,
                                                 2000            1999           1999
                                             ------------   -------------   ------------
                                                            (as reported)    (pro forma)
    Net sales                                 $  34,920      $   29,225      $   29,841

    Gross profit                                 12,798          11,672          11,906

    Operating income                              5,327           4,759           4,723

    Net income                                    2,837           2,170           2,155

    Per share information
    Income available to common shareholders       2,671           1,853           1,838
    Income per share: basic                        0.40            0.32            0.31
    Income per share: diluted                      0.36            0.29            0.29
    Number of shares: basic                   6,604,000       5,861,000       5,861,000
    Number of shares: diluted                 7,319,000       6,312,000       6,312,000

               Twelve months ended:
                                             February 26,    February 27,   February 27,
                                                 1999           1998           1998
                                             ------------   -------------   ------------
                                                            (as reported)   (pro forma)
    Net sales                                $   29,225      $   29,284     $   31,391

    Gross profit                                 11,672           9,298          9,944

    Operating income                              4,759           4,208          4,521

    Net income                                    2,170           1,794          1,922

    Per share information
    Income available to common shareholders       1,853           1,502          1,603
    Income per share: basic                        0.32            0.25           0.27
    Income per share: diluted                      0.29            0.23           0.26
    Number of shares: basic                   5,861,000       5,981,000      5,981,000
    Number of shares: diluted                 6,312,000       6,496,000      6,496,000


       Subsequent to fiscal year end, on March 6, 2000, the Company signed an agreement to purchase for approximately $300 an additional 30% ownership in ETZ-PZL. The sale is contingent upon approval by the Polish Ministry of Treasury.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

3.      Accounts Receivable:

        The components of accounts receivable at February 25, 2000 and February 26, 1999, are as follows:

                                                         2000             1999
                                                         ----             ----
     U.S. government receivables billed
       and unbilled contract costs
       subject to negotiation                           $ 5,145        $  4,529
     U.S. commercial receivables billed                   1,395             598
     International receivables billed and unbilled
       contract costs subject to negotiation              4,598           4,914
                                                        -------        --------
                                                         11,138          10,041
     Less allowance for doubtful accounts                  (367)           (385)
                                                        -------        --------
                                                        $10,771        $  9,656
                                                        =======        ========

Notes to Consolidated Financial Statements
($ in thousands, except share data)

3.      Accounts Receivable (Continued):

        U.S. government receivables billed and unbilled contract costs subject to negotiation:

        Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. government under a contract for a centrifuge. These costs were recorded during fiscal years 1994, 1995 and 1998. The Company has recorded claims, amounting to $2.75 million, including $150 recorded in the first quarter of fiscal 1998, to the extent of contract costs incurred. These costs have been incurred in connection with U.S. government caused delays, errors in specifications and designs, and other unanticipated causes, and may not be received in full during fiscal 2001. In accordance with generally accepted accounting principles, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company currently has approximately $12.0 million in claims filed with the U.S. government. The U.S. government has responded to the claims with either denials or deemed denials that the Company has appealed. The U.S. government has made offers for settlement which the Company deems inadequate. Such claims are subject to negotiation and audit by the U.S. government.

        In November, 1996, the Company invoiced the balance due under a contract with the U.S. government. At February 25, 2000, approximately $1.6 million was included in U.S. government receivables. Collectibility of these amounts may be dependent upon the resolution of the above claims.

        International receivables billed:

        International receivables billed included $ 0.9 million at February 25, 2000 and February 26, 1999 related to a certain contract with the Royal Thai Air Force.

        In October 1993, the Company was notified by the Royal Thai Air Force
        (RTAF) that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $229 performance bond, as well as a draw on an approximately $1.1 million advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events. The balance due on the contract is still under review. However, the Company is not able to determine what, if any, impact the extended completion period will have upon the receipt of final payment.

        Unbilled contract costs subject to negotiation represent claims made or to be made against an international customer for three contracts covering 1994 to the present. Claims aggregating $1.5 million were recorded in fiscal 2000. Claim costs have been incurred in connection with customer caused delays, errors in specifications and designs, and other out-of-scope items and may not be received in full during fiscal 2001. In accordance with generally accepted accounting principles, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The company is currently updating and finalizing these claims and has begun legal proceedings against the customer. As a related item, during fiscal 2000 the aforementioned international customer, citing failure to deliver product within contract terms, assessed liquidated damages totaling approximately $1.6 million on two contracts currently in progress. The Company disputes the basis for these liquidated damages and plans to contest them vigorously. However, following generally accepted accounting principles, the Company reduced contract values and corresponding revenues by approximately $1.3 million, of which $1.0 million was recorded in fiscal 2000.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

4.      Costs and Estimated Earnings on Uncompleted Contracts:

        The following is a summary of long-term contracts in progress at February 25, 2000 and February 26, 1999:

                                                                             2000            1999
                                                                             ----            ----
          Costs incurred on uncompleted long-term contracts               $ 23,468         $ 24,926
          Estimated earnings                                                14,937           18,529
                                                                          --------         --------
                                                                            38,405           43,455
          Less billings to date                                            (32,809)         (39,814)
                                                                          --------         --------

                                                                          $  5,596         $  3,641
                                                                          ========         ========


Notes to Consolidated Financial Statements
($ in thousands, except share data)

4.      Costs and Estimated Earnings on Uncompleted Contracts (Continued):

                                                                                         2000            1999
                                                                                         ----            ----
          Included in accompanying balance sheets under the following captions:
              Costs and estimated earnings in excess of billings
                 on uncompleted long-term contracts                                    $  8,878       $   10,416
              Billings in excess of costs and estimated earnings on
                 uncompleted long-term contracts                                         (3,282)          (6,775)
                                                                                       ---------      ----------

                                                                                       $  5,596       $    3,641
                                                                                        =======       ==========

        Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $306 and $206 in 2000 and 1999, respectively.

5.      Inventories:

        Inventories consist of the following:

                                          Raw            Work in
                                        material         process        Total
                                        --------         --------      -------

           February 25, 2000            $  343           $ 3,561      $ 3,904
           February 26, 1999               388             2,730        3,118

        Inventory is presented net of an allowance for obsolescence of $ 720 and $ 625 in 2000 and 1999, respectively.

6.      Property, Plant and Equipment:

        The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 25, 2000 and February 26, 1999:

                                                                                                Estimated
                                                                                                 useful
                                                             2000               1999              lives
                                                             ----               ----              -----
          Land                                             $     100         $     100
          Building and building additions                      1,908             1,811           40 years
          Machinery and equipment                              6,865             6,652          3-5 years
          Office furniture and equipment                       1,039               956           10 years
          Building improvements                                1,392               850         5-10 years
                                                           ---------         ---------
                                                              11,304            10,369
          Less accumulated depreciation                       (8,004)           (7,527)
                                                           ---------         ---------

              Property, plant and equipment, net           $   3,300         $   2,842
                                                           =========         =========

        Depreciation expense for the years ended February 25, 2000, February 26, 1999, and February 27, 1998, was $ 535, $ 707, and $ 482, respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

7.      Long-Term Obligation and Credit Arrangements:

        Long-term obligations at February 25, 2000 and February 26, 1999, consist of the following:

                                                                                  2000             1999
                                                                                  ----             ----
           Credit facility payable to banks (subsequently refinanced)           $  4,093          $    -
           Subordinated debt, net                                                    350           4,124
           Products liability settlement (net of unamortized discount of
               $ 37 and $71 in 2000 and 1999, respectively, based
               on imputed rate of 11%)                                                48             134
           Term loans payable accruing interest at between 9% and 9.9%
               collateralized by priority liens on certain equipment                  42              82
                                                                                --------          ------
                                                                                   4,533           4,340
           Less current portion                                                      (78)           (121)
                                                                                ---------         ------
                                                                                $  4,455          $4,219
                                                                                ========          ======

        The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

           2001                                                                 $    115
           2002                                                                    4,455
           2003                                                                        -
           2004                                                                        -
           2005 and thereafter                                                         -
                                                                                --------
           Total future obligations                                                4,570
           Unamortized discounts or financing
              cost associated with obligations                                       (37)
                                                                                --------
                                                                                $  4,533
                                                                                ========


       The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 25, 2000 and February 26, 1999, are as follows:

                                                        2000            1999
                                                        -----           ----

          Approximate average loan balance            $     575       $  4,578
          Maximum aggregate                           $   5,393       $  7,000
          Weighted average interest rate                   8.16%          7.87%

       Interest is charged on direct borrowings at the bank's prime rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR in 2000 and 1999. The interest rates were 8.1% and 7.5% at February 25, 2000 and February 26, 1999, respectively.

       The Company's letter of credit limit is $5.0 million, provided that the cumulative of all outstanding trade letters of credit does not exceed $2.5 million. The balances outstanding under these provisions at February 25, 2000, were $1.5 million. Fees on letters of credit outstanding were 0.75% at February 25, 2000 and 1.5% at February 26, 1999, respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

7.      Long-Term Obligation and Credit Arrangements (Continued):


       On February 25, 2000, the Company signed an amendment to its revolving Credit Agreement originally entered into on March 27, 1997, which increased its credit facility to $15 million and extended its expiration date to August 31, 2001. These funds are available to support working capital needs and letter of credit. Terms and conditions of the amendment remained essentially the same as the original agreement. The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is prohibited from declaring any cash dividends under the terms of the Credit Agreement. This facility bears interest at the bank's prime lending rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR. A commitment fee of 0.2% is charged for unused available funds. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and maintenance, on a quarterly basis, of certain financial ratios. Substantially all of the Company's short-term financing is provided by this bank. The Company had $9.3 million available under the Credit Agreement at February 25, 2000.

       On March 27, 1997, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004, to a financial institution, a director of which has been subsequently appointed and elected to the Company's Board of Directors. On January 11, 2000, the Company utilized $4.1 million of its revolving credit facility to repay these subordinated debentures. See also commentary concerning long term bonds. In connection with the subordinated debentures, warrants were issued to acquire 332,820 shares of the Company's common stock at an exercise price of $.50 per share; $499 of the proceeds from the sale of the debentures was allocated to the warrants and credited to capital contributed in excess of par value of common stock. This amount is being amortized to interest expense over the term of the warrants, which is seven years.

       On March 27, 1997, the Company also issued 25,000 shares of 11% redeemable convertible preferred stock for $2.5 million. Each share of convertible stock was convertible, at the option of the shareholder, into
       26.66 shares of the Company's common stock at a price of $3.75 per share. On February 26, 1999, the Company issued a redemption notice to redeem the outstanding 25,000 shares of Series A Preferred Stock in their entirely. On March 25, 1999, the Company received notice that Sirrom Capital Corporation had exercised its conversion privilege under the terms of the agreement to convert its 25,000 shares of Series A Preferred Stock into the Company's common shares. Consequently, on April 19, 1999, the Series A Preferred was retired and 666,666 shares of common stock were issued to Sirrom Capital Corporation. Concurrent with this transaction the Company charged retained earnings for $128 representing the difference between book and face value of the Preferred Stock and then reclassed $2,500 of Preferred Stock value to common stock at par and additional paid in capital.

       Total financing fees associated with the March 27, 1997 financing were approximately $876, all of which had been charged to interest expense or accreted to retained earnings by February 25, 2000. The proceeds from these transactions were used to repay, in full, amounts outstanding with a prior lender.

       Subordinated debt at February 25, 2000, consisted of debt issued for the acquisition of ETC-PZL (see note 2).

Notes to Consolidated Financial Statements
($ in thousands, except share data)

7.     Long-Term Obligation and Credit Arrangements (Continued):

       As a condition to the extension of the prior credit facility through March 31, 1997, warrants were issued to an affiliate of a Bank to purchase 200,000 shares of the Company's common stock at a price equal to $2.59. On March 6, 2000, these warrants were exercised and the Company received $518 representing the full purchase price. Subsequently, on March 20, 2000, the Company issued 212,866 shares (representing the original warrant value as adjusted) of its common shares.

       On March 15, 2000, the Company issued approximately $5.5 million of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4.1 million advance taken on the Company's revolving credit facility and to finance construction of an addition to the Company's main plant in Southampton, Pa. The bonds are secured by a $5.6 million irrevocable direct pay Letter of Credit issued by the Company's main lender which expires on March 15, 2005 and which is secured by all assets of the Company. The Bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 6.59% on May 19, 2000 ) with a cap of 17%, and are subject to mandatory redemption of $275 per year for 19 years and $245 for the 20th year.

       Product Liability Settlement:

       During June 1995, the Company entered into a settlement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 will be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court, and
       (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 by July 20, 1995 and $100 on April 20, 1996. In September 1996, the Company renegotiated the payment schedule. For the period beginning October 1996, the company will pay $10 per month. The claimant did reserve the right to pursue additional payment amounts as per the original settlement agreement of July 29, 1995. The Company has recorded a discount of $37 on this settlement based on an imputed interest rate of 11%, which is amortized over the term of the settlement.

       The carrying value of the aforementioned financial instruments approximates their fair values at February 25, 2000.

8.     Related Parties:

       ETC Europe:

       The Company transacts its business in Europe through ETC Europe, an affiliated entity which was 99% owned by the President of the Company. Sales through ETC Europe were $6,025 and $1,957 in 2000 and 1999, respectively. Amounts due from ETC Europe as of February 25, 2000 and February 26, 1999, were $56. Effective March 7, 2000, the Company completed the purchase for $100 of the 99% ownership held by the President of the Company.

       Subordinated Debt and Preferred Stock:

       During 2000 a director of ETC was also a director of one of its creditors (see note 7).

9.     Leases:

       Operating Leases:

       The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 25, 2000, are $125 in 2001; $63 in 2002; $62 in 2003; $63 in 2004; and $122 in 2005
       and thereafter.

       Total rental expense for all operating leases for the years ended February 25, 2000, February 26, 1999, and February 27, 1998, was $39, $69, and $106 respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

10.    Income Taxes:

       The components of the provision (benefit) for income taxes are as follows:


                                         Year Ended          Year Ended        Year Ended
                                         February 25,       February 26,       February 27,
                                            2000                1999               1998
                                         ------------       ------------       ------------
           Currently payable:
               Federal                   $   889              $ 1,272           $  1,099
               State                         179                  184                 24
               Foreign taxes                 108                  111                  -
                                         -------              -------           --------
                                           1,176                1,567              1,123
                                         -------              -------           --------
           Deferred:
               Federal                       360                 (333)              (142)
               State                          37                  (33)               (15)
                                         -------              -------           --------
                                             397                 (366)              (157)
                                         -------              -------           --------
                                         $ 1,573              $ 1,201           $    966
                                         =======              =======           ========

        A reconciliation of the statutory federal income tax (benefit) to the effective tax is as follows:

                                                                            Year Ended     Year Ended        Year Ended
                                                                            February 25,   February 26,     February 27,
                                                                               2000           1999              1998
                                                                            ------------   -----------      ------------
           Statutory income tax                                               34.0%             34.0%          34.0%
           State income tax, net of federal tax benefit and
              state net operating loss carryforwards in 1999                   2.9               3.9           (0.6)
           Foreign sales corporation                                          (5.2)             (4.4)          (4.9)
           Other                                                               3.4               1.5            6.5
                                                                             -----             -----          -----
                                                                              35.1%             35.0%          35.0%
                                                                             =====             =====          =====

        The tax effects of the primary temporary differences are as follows:

                                                                               2000           1999              1998
                                                                            ------------   -----------      ------------
           Deferred tax assets:
               Net arbitration award against Company                        $    0         $   446           $    -
               Net products liability settlement                               115             161               70
               Vacation reserve                                                 59              45               43
               Inventory reserve                                               270             236              389
               Receivable reserve                                              138             145              142
               Warranty reserve                                                 46              44               44
               Other, net                                                       61              59               82
                                                                             -----         -------           ------
                  Total current deferred tax asset                          $  689         $ 1,136           $  770

           Deferred tax liabilities:
               Amortization of capitalized software                         $  395         $   407           $  432
               Depreciation                                                    257             295              270
                                                                            ------         -------           ------
                  Total noncurrent deferred tax liability                   $  652         $   702           $  702
                                                                            ======         =======           ======

Notes to Consolidated Financial Statements
($ in thousands, except share data)

11.    Business Segment Information:

       The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and Industrial simulation. The ATS business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The Industrial Group business produce chambers that create environments that are used for sterilization, research and medical applications. The following segment information reflects the accrual basis of accounting:

                                                                                       Industrial
                                                                           ATS           Group           Total
                                                                        ----------     ----------       --------
           2000
           ----
           Net sales                                                    $   26,361     $    8,559       $ 34,920
           Interest expense                                                    465            125            590
           Depreciation and amortization                                     1,024            371          1,395
           Operating income                                                  5,039          1,355          6,394
           Income tax provision                                              1,601            431          2,032
           Identifiable assets                                              20,344          5,538         25,882
           Expenditures for segment assets                                     650            167            817

           1999
           ----
           Net sales                                                    $   24,465     $    4,760       $ 29,225
           Interest expense                                                    711             84            795
           Depreciation and amortization                                     1,289            353          1,642
           Operating income (loss)                                           5,697            (89)         5,608
           Income tax provision (benefit)                                    1,745            (61)         1,684
           Identifiable assets                                              22,470          2,644         25,114
           Expenditures for segment assets                                     438             26            464

           1998
           ----
           Net sales                                                    $   22,055     $    7,229       $ 29,284
           Interest expense                                                    808            158            966
           Depreciation and amortization                                     1,048            415          1,463
           Operating income                                                  4,231            691          4,922
           Income tax provision                                              1,198            187          1,385
           Identifiable assets                                              14,902          2,917         17,819
           Expenditures for segment assets                                     435             85            520

                                                                            2000          1999            1998
                                                                        ----------     ----------       --------
           Reconciliation to consolidated amounts:
               Segment operating income                                 $    6,394     $    5,608       $  4,922
               Less interest expense                                          (590)          (795)          (966)
               Less income taxes                                            (2,032)        (1,684)        (1,385)
                                                                        ----------     ----------       --------

           Total profit for segments                                         3,772          3,129          2,571

           Corporate home office expense                                      (936)          (849)          (714)
           Interest and other expenses                                        (388)          (517)          (482)
           Income tax benefit                                                  459            483            419
           Minority interest                                                   (70)           (76)             -
                                                                        ----------     ----------       --------

           Net income                                                     $  2,837     $    2,170       $  1,794
                                                                          ========     ==========       ========

       Segment operating income (loss) consists of net sales less applicable costs and expenses relating to these revenues. Unallocated general corporate expenses, letter of credit fees, interest expense, and income taxes have been excluded from the determination of the total profit for segments. General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

11.    Business Segment Information (Continued):

       Approximately 63% of sales totaling $16,609 in 2000 were made to two international and one domestic customer in the ATS segment. Approximately 24% of sales totaling $7,005 in 1999 were made to one international customer in the ATS segment. Approximately 19%, 11% and 10% of sales in 1998 were made to two international customers and one domestic commercial account, totaling sales of $5,492, $3,266 and $3,013, respectively, in the ATS segment.

       Included in the segment information for the year ended February 25, 2000, are export sales of $23,907. Of this amount, there are sales to or relating to governments or commercial accounts in Great Britain ($4,821), Poland ($4,201), and Nigeria ($8,107). Sales to the U.S. government and its agencies aggregate $1,587 for the year ended February 25, 2000.

       Included in the segment information for the year ended February 26, 1999 are export sales of $22,876. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain ($7,005), Poland ($2,530), Japan ($2,130), Nigeria ($1,990), Bangladesh ($1,548),
       Turkey ($1,057), the UAE ($1,040), and Egypt ($949) for ATS sales. Sales to the U.S. government and its agencies aggregate $1,158 for the year ended February 26, 1999.

       Included in the segment information for the year ended February 27, 1998 are export sales of $17,490. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain ($5,721), Japan ($3,382), Turkey ($1,734), Egypt ($1,288), Oman ($710), Norway
       ($558), and the UAE ($524) for ATS sales. Sales to the U.S. government and its agencies aggregated $2,936 for the year ended February 27, 1998.


12.    Stock Options:

       In August, 1999 the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August, 1999. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 500,000 shares of common stock to qualifying officers and other key employees. The Plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant. The Plan will terminate on August 1, 2008. At February 25, 2000, there were 321,500 shares available to be granted under the Plan.

       Since the exercise price of each option is not less than 100% of the current market price of the Company's stock on the date of grant, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Reported amounts reflect the 2 for 1 stock split declared by the Company on February 25, 2000 (see note 1).


                                              2000        1999         1998
                                              ----        ----         ----

         Net income:
             As reported                   $  2,837     $  2,170     $  1,794
             Pro forma                     $  2,350     $  2,073     $  1,765

         Basic earnings per share:
             As reported                   $    .40     $    .32     $    .25
             Pro forma                     $    .33     $    .30     $    .24

         Diluted earnings per share:
             As reported                   $    .36     $    .29     $    .23
             Pro forma                     $    .30     $    .28     $    .22

Notes to Consolidated Financial Statements
($ in thousands, except share data)

12.    Stock Options (Continued):

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1999 and 1998: dividend yield of 0% and 0%; expected volatility of 54% and 60%; risk-free interest rate of 5.47% and 6.2%; and expected life of five and four years.

       A summary of the status of the Plan as of February 25, 2000, February 26, 1999, and February 27, 1999, and changes during the years ending on those dates is presented below.

                                                             2000                                 1999
                                                  ------------------------             -------------------------
                                                                  Weighted                              Weighted
                                                                   average                               average
                                                                  exercise                              exercise
                                                   Shares           price                Shares          price
                                                   ------           -----                ------          -----

       Outstanding at beginning of year            543,700        $   6.57              92,350         $    1.99
       Granted                                           0               0             490,000              7.05
       Exercised                                   (28,950)           3.59             (38,650)             1.78
       Forfeited                                   (17,000)           4.86                   -                 -
                                                   -------                             -------
       Outstanding at end of year                  497,750                             543,700              6.57
                                                   -------                             -------
       Options exercisable at year end              52,563                              26,850
       Weighted average fair value of
         options granted during the year                         $      -                               $    3.7


                                                          1998
                                                --------------------------
                                                                  Weighted
                                                                   average
                                                                  exercise
                                                  Shares            price
                                                  ------            -----

       Outstanding at beginning of year           197,620       $   1.88
       Granted                                         -              -
       Exercised                                  (79,670)          1.58
       Forfeited                                  (25,600)          2.25
                                                ---------       --------
       Outstanding at end of year                  92,350           1.99

       Options exercisable at year end             22,288
       Weighted average fair value of
           options granted during the year                      $      -

Notes to Consolidated Financial Statements
($ in thousands, except share data)

12.    Stock Options (Continued):

       The following information applies to options outstanding at February 25, 2000:

                                           Options outstanding                   Options exercisable
                                     ----------------------------       ---------------------------------------
                                                      Weighted
                                         Number        average          Weighted       Number          Weighted
                                    Outstanding at    remaining         average     exercisable at     average
                                     February 25,    contractual        exercise     February 25,      exercise
       Range of exercise prices          2000        life (years)        price          2000             price
       ------------------------     --------------   ------------       --------    --------------     ---------

       $1.75 to $2.25                  31,250         6.5 years          $ 2.21         23,438           $ 2.21
       $5.00 to $7.81                 466,500         8.8 years          $ 7.11         29,125           $ 5

13.     Claims and Litigation:

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

14.     Employee Benefit Plan

       The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totaled $121, $103, and $91 in 2000, 1999, and 1998 respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

15.     Quarterly Consolidated Financial Information (Unaudited):

        Financial data for the interim periods of 2000, 1999 and 1998 were as follows:

                                                                              Quarter Ended
                                                       -----------------------------------------------------------
        Fiscal Year 2000                                 May             August        November          February
                                                          28               27             26                25
                                                      ---------        ---------       ---------         ---------

        Net sales                                     $   8,295        $   8,279       $    9,107        $   9,239
        Gross profit                                      3,418            2,679            3,381            3,320
        Operating income                                  1,426              716            1,401            1,784
        Income before income taxes                        1,231              522            1,187            1,540
        Minority  interest                                  (35)             (32)               8              129
        Net income                                          835              372              763              867
        Earnings per common share:
           Basic                                            .11              .05              .11              .13
           Diluted                                          .10              .05              .10              .11



                                                                              Quarter Ended
                                                       -----------------------------------------------------------
        Fiscal Year 1999                                 May             August        November          February
                                                          29               28             27                26
                                                      ---------        ---------       ---------         ---------

        Net sales                                    $    7,460       $    5,996       $    7,475       $    8,294
        Gross profit                                      2,749            2,283            2,648            3,992
        Operating income                                    999              829            1,003            1,928
        Income before income taxes                          712              441              597            1,697
        Minority interest                                     -               61              (10)              25
        Net income                                          464              234              399            1,073
        Earnings per common share:
           Basic                                            .07              .03              .05              .17
           Diluted                                          .07              .02              .05              .15


                                                                              Quarter Ended
                                                       -----------------------------------------------------------
        Fiscal Year 1998                                 May             August        November          February
                                                          30               29             28                27
                                                      ---------        ---------       ---------         ---------

        Net sales                                    $    6,644       $    7,181       $    7,639       $    7,820
        Gross profit                                      1,960            2,358            2,467            2,513
        Operating income                                    790            1,095            1,143            1,180
        Income before income taxes                          546              631              755              828
        Net income                                          360              406              491              537
        Earnings per common share:
           Basic                                            .05              .05              .07              .08
           Diluted                                          .05              .05              .06              .07

Note: All earnings per share amounts have been restated to reflect a 2 for 1 stock split effective May 28, 1999.