Form 10-K405, Exhibit 13
period 2001-02-23
ENVIRONMENTAL TECTONICS CORP
filed 2001-05-24
CIK 33113

                       ENVIRONMENTAL TECTONICS CORPORATION



                                      2001

                           ANNUAL SHAREHOLDERS' REPORT

FINANCIAL REVIEW
($ in thousands, except share and per share data)




Fiscal Year End                                     2001            2000           1999          1998         1997
                                                    ----            ----           ----          ----         ----
Net sales                                          $ 32,452        $ 34,920     $ 29,225      $ 29,284      $ 21,884
Gross profit                                         13,075          12,798       11,672         9,298         5,742
Operating income                                      4,122           5,327        4,759         4,208         1,196
Net income (loss)                                     2,021           2,837        2,170         1,794           (20)
Earnings (loss) per common share:
    Basic                                               .29             .40          .32           .25          (.01)
    Diluted                                             .27             .36          .29           .23          (.01)
Working capital                                      25,070          16,306       13,755        11,462        10,334
Long-term obligations                                12,778           4,455        4,219         4,356         6,997
Total assets                                         40,705          31,897       35,448        22,955        23,095
Total stockholders' equity                           18,796          16,245       11,030         8,579         6,409
Weighted average common shares:
    Basic                                         7,087,000       6,604,000    5,861,000     5,981,000     5,930,000
    Diluted                                       7,499,000       7,319,000    6,312,000     6,496,000     5,930,000


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


Results of Operations

                           FORWARD-LOOKING STATEMENTS

         Except for historical information, this report may be deemed to contain "forward-looking" statements. The Company desires to avail itself of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") and is including this cautionary statement for the express purpose of availing itself of the protection afforded by the Act.

         These forward-looking statements includes statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans and objectives of the Company or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words, "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties, which are subject to change based on various important factors (some of which, in whole or in part, are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the strength of the United States and global economies in general and the strength of the regional and local economies in which the Company conducts operations; (2) the effects of, and changes in U.S. and foreign governmental trade, monetary and fiscal policies and laws; (3) the impact of domestic or foreign military or political conflicts and turmoil; (4) the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; (5) willingness of customers to substitute competitors' products and services and vice versa; (6) the impact on operations of changes in U.S. and governmental laws and public policy, including environmental regulations; (7) the level of export sales impacted by export controls, changes in legal and regulatory requirements; policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, and accounts receivable collection; (8) technological changes; (9) regulatory or judicial proceedings;
(10) the impact of any current or future litigation involving the Company; and
(11) the success of the Company at managing the risks involved in the foregoing.

         The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

         The company had a net income of $2,021,000 or $.27 per share (diluted), versus a net income of $2,837,000 or $.36 per share (diluted) in 2000. Operating income was $4,122,000, a decrease of $1,205,000 or 22.6% over 2000. This decrease was primarily the result of higher general and administrative expenses partially offset by an increased gross margin as the rate as a percentage of sales was up by 3.7 percentage points. The improvement in the gross margin rate as a percentage of sales reflected both an improvement in Entertainment line performance and an overall increase in Aircrew Training Systems gross margin on higher domestic and international claims revenue and corresponding gross margin. Claims bookings for the year increased operating income by $1,325,000, net of associated manufacturing costs and legal expenses. Included in the above was a claim against an international customer which was settled in the three months ended February 23, 2001.

         Total sales decreased $2,468,000 or 7.1% from 2000 as sales performance was mixed, with the most significant decreases being evidenced in the Company's Polish Subsidiary and Simulation and Hyperbaric product areas. A partial offset was seen in the Environmental, Sterilizer and Entertainment lines (Entertainment was up $4,719,000 or 128.2%) and sales from the Company's UK Subsidiary, which was purchased in March 2000. Geographically, international sales, including those from the Company's foreign subsidiaries, were down $7,363,000 or 31.0% and represented 50.6% of total sales, down from 68.5% from the prior year. U.S. Government sales were down $671,000 or 42.3%, and represented 2.8% of total sales, down from 4.5% from the prior period. Providing a partial offset was an increase in domestic sales, which were up $5,566,000 or 58.2%, primarily from the aforementioned increase in the Entertainment line. Domestic sales represented 46.6% of the Company's total sales, up from 27.0% in the prior period. Customers in 2001 representing 10% or more of sales were the United Kingdom Ministry of Defense, $5,524,000, and the Walt Disney companies, $8,400,000. Additionally, open orders for the Walt Disney companies constituted 56.5% of the Company's backlog at February 23, 2001.

         The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and Industrial Simulation. On a segment basis, sales of the Company's Aircrew Training Systems (ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $23,567,000, a decrease of $2,794,000, or 10.6% over 2000. Sales of these products accounted for 72.6% of the Company's sales compared to 75.5% in 2000. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $326,000 to $8,885,000, an increase of 3.8%, and constituted 27.4% of the Company's total sales compared to 24.5% in 2000.

         Gross profit increased $277,000 or 2.2%. As a percentage of sales, gross profit was 40.3%, up from 36.6% in 2000. This increase was attributable to an improvement in the rate as a percentage of sales and higher domestic and international claims revenue and resulting gross margin.

         Operating profit decreased $1,205,000, or 22.6% compared to 2000. On a segment basis, ATS had an operating profit of $5,794,000, an increase of $755,000 from the prior period, while the Industrial Group had an operating loss of $906,000 compared to an operating profit of $1,355,000 in 2000. These segment operating profits were offset, in part, by unallocated corporate expenses of $766,000, a decrease of $170,000 over 2000.

         Selling and administrative expenses increased $1,499,000, or 22.9%, due principally to higher legal expenses to support the Company's domestic and international claims, higher staffing and related expenses in support of the Company's aggressive new initiatives, a corporate-wide ramp-up of worldwide marketing efforts, and additional selling and administrative expenses for the Company's UK subsidiary, which was purchased in March 2000. As a percentage of sales, selling and administrative expenses were 24.8% compared to 18.8% in 2000.

         Research and development expenses decreased slightly ($17,000, 1.8%) from 2000, primarily for ATS and entertainment product applications. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 2001 were $550,000 compared to $555,000 in 2000. Amortization of software costs, which was charged to cost of sales, was $455,000 and $596,000 for 2001 and 2000, respectively.

         Interest expense (net of interest income) increased $87,000 or 11.8% from 2000 reflecting higher borrowings at a higher average rate. Letter of credit and other expenses decreased $10,000 or 9.2% principally due to decreased bank charges.

         The Company's provision for taxes, rate-wise, remained unchanged from the prior year and approximated the statutory rate.

Fiscal 2000 Versus Fiscal 1999

         The company had a net income of $2,837,000 or $.36 per share (diluted), versus a net income of $2,170,000 or $.29 per share (diluted) in 1999. Operating income was $5,327,000, an increase of $568,000 or 11.9% over 1999. These increases were primarily the result of a higher gross margin reflecting the increased sales level.

         Total sales increased $5,695,000 or 19.5% from 1999 as sales increases were evidenced in all areas, most significantly in the domestic market, which was up $4,209,000, or 80.7%. Domestic sales represented 27.0% of the Company's total sales, up from 17.9% in the prior period. Increases were evidenced across all product areas except hyperbaric, with the most significant increases in entertainment products and the Company's disaster management simulator product. Sales to the U.S. Government increased $430,000, 37.1%, and represented 4.5% of total sales, up slightly from 4.0% in the prior period. The increase reflected sales to the U.S. Navy for large submarine decompression chambers. International sales, including sales of the Company's Polish subsidiary, increased $1,056,000, and represented 68.5% of the Company's total sales, down from 78.1% in the prior period. The increase reflected additional sales in the Company's Polish subsidiary, which benefited from an additional 4 months activity in the current period. Customers in 2000 representing 10% or more of sales were Mends International $8,107,000, the United Kingdom Ministry of Defense $4,821,000, and the Walt Disney companies $3,681,000. Additionally, open orders for the Walt Disney companies constituted 56.7% of the Company's backlog at February 25, 2000.

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

Liquidity and Capital Resources

         At February 23, 2001, the Company had a Credit Agreement with a bank which provided a credit facility of $15 million. This agreement expires on August 31, 2002. Substantially all of the company's short-term financing is provided by this bank. At February 23, 2001, the Company had $4,772,000 available under the credit agreement.

         During fiscal 2001, the company used $6,670,000 of cash for operating activities. This was primarily the result of an increase in accounts receivable and reductions in billings in excess of costs and estimated earnings on uncompleted long-term contracts and customer deposits. Partial offsets were provided by net income, non-cash charges, and an increase in accrued liabilities including income taxes. In general, the net use of cash for operations reflected a build up of current assets, primarily accounts receivable (which includes claims receivables) and a decrease in current liabilities, primarily those associated with customer billing and deposits.

         Investing activities used $2,983,000 and consisted of purchases for capital equipment and capitalized software, partially offset by the purchase of ETC Europe.

         Financing activities generated $8,943,000 of cash. This included the net effect of bank borrowing, cash from the issuance of long-term bonds and cash from the issuance of stock partially offset by an increase in restricted cash.

               At February 23, 2001, the Company was in violation of one of its Credit Agreement loan covenants, specifically the requirement to maintain a specified Funds Flow Ratio. This violation resulted from the unusually high capital spending in the fiscal period for the Company's modernization program in relation to net income in the fiscal period. Accordingly, the Company received a waiver for this violation at February 23, 2001 from its Bank and also the Bank agreed to adjust this covenant for the period through November 23, 2001.

         The Company believes it will be able to meet the revised covenant and also that cash generated from operating activities as well as available borrowing under the Credit Agreement will be sufficient to meet its future obligations.

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations - Continued

Market for the Registrant's Common Stock and Related Security Holder Matters

         The Company's Common Stock (the Common Stock) is traded on the American Stock Exchange under the symbol ETC. As of May 18, 2001, the Company had 303 shareholders of record.

         The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

                                     Sale Prices
                              -------------------------        Closing
                                High              Low        Sale Price
                              --------          -------      ----------
2001

First Quarter                 $15-5/8           $7-7/8          $9-1/2
Second Quarter                 10-1/2            8-1/8           9-1/16
Third Quarter                   9-3/4            7               7-5/16
Fourth Quarter                  8-3/5            6-3/8           8-2/5

2000

First Quarter                 $14-1/2           $7-15/16       $11-7/8
Second Quarter                 12-1/8            9              10-11/16
Third Quarter                  10-5/8            8-5/8           9-5/8
Fourth Quarter                 21                9-3/8          12-7/8

         The Company has never paid any cash dividends on the Common Stock in the past and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current line of credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Backlog

         The Company's sales backlog at February 23, 2001 and February 25, 2000, for work to be performed and revenue to be recognized under written agreements after such dates, was $40,439,000 and $44,146,000, respectively. In addition, the Company's training and maintenance contracts backlog at February 23, 2001 and February 25, 2000, for work to be performed and revenue to be recognized after that date under written agreements, was approximately $1,347,000 and $1,288,000, respectively. Of the February 23, 2001 backlog, approximately $32,799,000 was under contracts for ATS and maintenance support including $23,627,000 for the Walt Disney companies. Approximately 79% of the February 23, 2001 backlog is expected to be completed prior to February 24, 2002.

               Report of Independent Certified Public Accountants


Board of Directors
Environmental Tectonics Corporation


         We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 23, 2001 and February 25, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended February 23, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 23, 2001 and February 25, 2000, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended February 23, 2001, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 3 to the consolidated financial statements, the Company has recorded receivables in the amount of $11.3 million related to claims made to or against the United States government and an international customer for contract costs incurred through February 23, 2001. The total net claims amount made is approximately $26.0 million based on costs incurred through February 23,2001, and is subject to negotiation, arbitration and audit by the U.S. government and the international customer.



Philadelphia, Pennsylvania
April 18, 2001

Consolidated Balance Sheets
($ in thousands, except share data)

                                                                                    February 23,    February 25,
                                                                                        2001            2000
                                                                                     --------        ---------
ASSETS
Cash and cash equivalents                                                            $    851        $   1,725
Cash equivalents restricted for letters of credit                                         544               32
Accounts receivable, net                                                               16,776           10,771
Costs and estimated earnings in excess of
     billings on uncompleted long-term contracts                                        9,595            8,878
Inventories                                                                             4,624            3,904
Deferred tax asset                                                                        615              689
Prepaid expenses and other current assets                                                 423              482
                                                                                     --------        ---------
           Total current assets                                                        33,428           26,481

Property, plant and equipment, net                                                      5,337            3,300
Software development costs, net of accumulated
     amortization of $ 5,670  and $ 5,215
     in 2001 and 2000, respectively                                                     1,191            1,096
Other assets                                                                              749            1,020
                                                                                     --------        ---------

           Total assets                                                              $ 40,705        $  31,897
                                                                                     ========        =========
==============================================================================================================
LIABILITIES
Current portion of long-term obligations                                             $    643        $      78
Accounts payable - trade                                                                1,929            1,830
Billings in excess of costs and estimated earnings
     on uncompleted long-term contracts                                                 1,712            3,282
Customer deposits                                                                       1,443            2,935
Accrued income taxes                                                                      754              455
Accrued commissions                                                                       668              517
Other accrued liabilities                                                               1,209            1,078
                                                                                     --------        ---------
           Total current liabilities                                                    8,358           10,175
                                                                                     --------        ---------
Long-term obligations, less current portion:
     Credit facility payable to banks                                                   7,564            4,093
     Long Term Bonds                                                                    5,195                -
     Subordinated debt                                                                      -              350
     Other                                                                                 19               12
                                                                                     --------        ---------
                                                                                       12,778            4,455
                                                                                     --------        ---------
Deferred tax liability                                                                    674              652
                                                                                     --------        ---------

           Total liabilities                                                           21,810           15,282
                                                                                     --------        ---------
Minority Interest                                                                          99              370

STOCKHOLDERS' EQUITY
Common stock - authorized 20,000,000 shares, $.05 par value;
     7,110,546 and 6,864,280 shares issued and
     outstanding in 2001 and 2000, respectively                                           355              343
Capital contributed in excess of par value of common stock                              6,514            5,832
Accumulated other comprehensive loss                                                     (226)             (62)
Retained earnings                                                                      12,153           10,132
                                                                                     --------        ---------

           Total stockholders' equity                                                  18,796           16,245
                                                                                     --------        ---------

           Total liabilities and stockholders' equity                                $ 40,705        $  31,897
                                                                                     ========        =========

The accompanying notes are an integral part of the consolidated financial statements.
================================================================================

Consolidated Statements of Operations
($ in thousands, except share data)

                                                            Year Ended       Year Ended       Year Ended
                                                            February 23,    February 25,      February 26,
                                                               2001            2000               1999
                                                            ------------    ------------      ------------
Net sales                                                    $  32,452       $  34,920          $  29,225
Cost of goods sold                                              19,377          22,122             17,553
                                                             ---------       ---------          ---------
           Gross profit                                         13,075          12,798             11,672
                                                             ---------       ---------          ---------
Operating expenses:
     Selling and administrative                                  8,050           6,551              6,516
     Research and development                                      903             920                397
                                                             ---------       ---------          ---------
                                                                 8,953           7,471              6,913
                                                             ---------       ---------          ---------
           Operating income                                      4,122           5,327              4,759
                                                             ---------       ---------          ---------
Other expenses:
     Interest expense (net)                                        825             738              1,124
     Letter of credit fees                                          65              53                 26
     Other, net                                                     34              56                162
                                                             ---------       ---------          ---------
                                                                   924             847              1,312
                                                             ---------       ---------          ---------

           Income before provision for income taxes
             and minority interest                               3,198           4,480              3,447

Provision for income taxes                                       1,126           1,573              1,201
                                                             ---------       ---------          ---------

           Income before minority interest                   $   2,072       $   2,907          $   2,246
                                                             =========       =========          =========

Income attributable to minority interest                            51              70                 76

           Net income                                        $   2,021       $   2,837          $   2,170

Per share information Earnings per common share:
        Basic                                                $     .29       $     .40           $    .32
        Diluted                                              $     .27       $     .36           $    .29

Income available to common stockholders                      $   2,021       $    2,671          $  1,853

     Weighted average common shares:
        Basic                                                7,087,000        6,604,000         5,861,000
        Diluted                                              7,499,000        7,319,000         6,312,000





The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands, except share data)

 For the years ended February 23, 2001, February 25, 2000, and February 26, 1999

                                                                         Capital
                                                                        contributed
                                                                        in excess of       Accumulated
                                               Common stock             par value of         other                         Total
                                      -------------------------------     common          comprehensive      Retained  stockholders'
                                           Shares         Amount           stock          income (loss)      earnings     equity
                                           ------         ------           -----          -------------      --------     ------
Balance, February 27, 1998                 3,006,596      $ 300          $ 2,671              $    -          $ 5,608      $ 8,579

Net income for the year                            -          -                -                   -            2,170        2,170
Other comprehensive income                         -          -                -                  21                -           21
                                           ---------      -----          -------              ------          -------      -------
Total comprehensive income                         -          -                -                  21            2,170        2,191
Stock issued in connection with acquisition   55,000          6              489                   -                -          495
Accretion of preferred stock                       -          -                -                   -              (42)         (42)
Dividends on preferred stock                       -          -                -                   -             (275)        (275)
Shares issued in connection with employee
    stock purchase and stock option
    plans                                     21,610          2               80                   -               -            82
                                           ---------      -----          -------              ------          -------      -------
Balance, February 26, 1999                 3,083,206      $ 308          $ 3,240              $   21          $ 7,461      $11,030

Net income for the year                            -          -                -                   -            2,837        2,837
Other comprehensive loss                           -          -                -                 (83)               -          (83)
                                           ---------      -----          -------              ------          -------      -------
Total comprehensive income                         -          -                -                 (83)           2,837        2,754
Stock split effective
    May 28, 1999                           3,083,206          -                -                   -                -            -
Dividend on preferred stock                        -          -                -                   -              (38)         (38)
Accretion of  preferred stock                      -          -                -                   -             (128)        (128)
Shares issued in connection
    with conversion of preferred stock       666,666          33           2,467                   -                -        2,500
Shares issued in connection with
    employee stock purchase and
    stock option plans                        31,202          2              125                   -                -          127
                                           ---------      -----          -------              ------          -------      -------
Balance, February 25, 2000                 6,864,280      $ 343          $ 5,832              $  (62)         $10,132      $16,245

Net income for the year                            -          -                -                   -            2,021        2,021
Other comprehensive loss                           -          -                -                (164)               -         (164)
                                           ---------      -----          -------              ------          -------      -------
Total comprehensive income                         -          -                -                (164)           2,021        1,857
Shares issued in connection
    with conversion of warrants              212,866         10              508                   -                -          518
Shares issued in connection
    with employee stock purchase
    and stock option plans                    33,400          2              174                   -                -          176

Balance, February 23, 2001                 7,110,546      $ 355          $ 6,514              $ (226)         $12,153      $18,796
                                           =========      =====          =======              ======          =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
($ in thousands)

                                                                             Year Ended          Year Ended             Year Ended
                                                                             February 23,        February 25,           February 26,
                                                                                 2001                2000                  1999
                                                                                 ----                ----                  ----
Cash flows from operating activities:
    Net income                                                                  $ 2,021           $  2,837               $ 2,170
    Adjustments to reconcile net income to net cash (used in) provided by operating activities
       Depreciation and amortization                                              1,278              1,395                 1,642
       Decrease (increase)in allowance for accounts receivable and inventory        (87)                77                  (409)
       Minority interest                                                           (170)                (6)                   76
       Changes in operating assets and liabilities:
              (Increase) decrease in assets
              Accounts receivable                                                (6,007)            (1,097)               (1,202)
              Costs and estimated earnings in excess of billings on uncompleted
                long-term contracts                                                (717)             1,538                (4,765)
              Inventories                                                          (630)              (888)                  623
              Prepaid expenses and other current assets                               5                145                  (530)
              Other assets                                                           34               (125)                   12
        Increase (decrease) in liabilities:
              Accounts payable                                                       99                276                   112
              Billings in excess of costs and estimated earnings on uncompleted
               long-term contracts                                               (1,570)            (3,493)                5,630
              Customer deposits                                                  (1,492)            (2,761)                4,323
              Accrued income taxes                                                  291               (465)                  (64)
              Other accrued liabilities                                             264                (93)                  637
              Payments under settlement agreements                                  (85)              (120)                 (120)
        Increase (decrease) in deferred income taxes,net                             96                397                  (366)
                                                                                -------            -------               -------
    Net cash (used in) provided by operating activities                          (6,670)            (2,383)                7,769
Cash flows from investing activities:
    Acquisition of equipment                                                     (2,628)            (1,014)                 (567)
    Software development costs capitalized                                         (550)              (555)                 (581)
    Purchase of subsidiary, net of cash acquired                                    195                  -                    60
                                                                                -------            -------               -------
    Net cash used in investing activities                                        (2,983)            (1,569)               (1,088)
                                                                                -------            -------               -------
Cash flows from financing activities:
    Net borrowings (payments)under credit facility                                3,471              4,093                  (467)
    Proceeds from long-term bonds                                                 5,470                  -                     -
    Net payments on subordinated debt                                                 -             (3,774)                    -
    Payment of dividends on preferred stock                                           -                (38)                 (275)
    Deferred financing costs                                                       (175)                 -                     -
    Decrease (increase) in restricted cash                                         (512)                15                   (32)
    Decrease in notes payable - related party                                         -                  -                  (800)
    Net decrease in other long-term obligations                                      (5)               (40)                  (70)
    Proceeds from issuance of common stock/warrants                                 694                160                    82
    Net cash provided by (used in) financing activities                           8,943                416                (1,562)
    Effect of exchange rates on cash                                               (164)               (83)                   21
    Net (decrease) increase in cash and cash equivalents                           (874)            (3,619)                5,119
Cash and cash equivalents at beginning of year                                    1,725              5,344                   225
Cash and cash equivalents at end of year                                        $   851            $ 1,725               $ 5,344
                                                                                =======            =======               =======
Supplemental schedule of cash flow information:
    Interest paid                                                               $   806            $   421               $   925
    Income taxes paid
Supplemental information on non-cash operating and investing activities:        $   649            $ 1,533               $ 1,357

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

       Principles of Consolidation:

       The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiary, ETC International Corporation and its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. All material inter-company accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

       Use of Estimates:

       In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method (see Note 1, Revenue Recognition), claims receivable, inventory, and computer software costs.

       The Company has recorded receivables in the amount of $11.3 million for claims made or to be made against the United States government and an international customer for contract costs incurred through February 23, 2001. The total net claims amount filed with the U.S. government and an international customer is approximately $26.0 million based on costs incurred through February 23, 2001, and additional claims are in preparation for filing in fiscal 2002 against an international customer. These claims are subject to negotiation, arbitration and audit by the United States government and the international customer.

       Revenue Recognition:

       Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100, or to be completed in less than one year, and revenue on parts and services, are recognized as shipped. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

            In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling costs is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies". The Company's product costs includes amounts for shipping and handling, therefore, it charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Cost of Goods Sold expenses. Accordingly, this consensus opinion had no effect on the Company's current and previous classifications.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

1.     Summary of Significant Accounting Policies (Continued):

       Cash and Cash Equivalents:

       Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100. During the year the Company had cash and cash equivalents in excess of insured amounts. However, most of the Company's funds are with one financial institution which has had no experience of significant customer losses to date.

       Inventories:

       Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor and overhead components. The Company periodically reviews the net realizable value of the inventory and, if necessary, writes down the recorded costs.

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

       Goodwill of $662 was recorded in fiscal 1999 for the Company's 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101. Amortization expense was $35, $36, and $25 in fiscal years 2001, 2000 and 1999, respectively, and accumulated amortization was $96 and $61 as of February 23, 2001 and February 25, 2000, respectively.

       Amortization of Capitalized Software Development Costs:

       The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs and related amortization totaled $ 550 and $455, respectively, for the year ended February 23, 2001. Capitalized software costs and related amortization totaled $555 and $596, respectively, for the year ended February 25, 2000.

       Amortization of Deferred Financing Costs:

       Capitalized costs relating to the March 1997 financing of the Company are being amortized over the respective terms of each agreement. Additionally, expenses totaling $175 relating to the Company's bond issuance on March 15, 2000 are being amortized over the relevant term. Amortization expense relating to deferred financing costs was $146, $331 and $181 in 2001, 2000, and 1999, respectively (see note 7).

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

       Advertising Costs:

       The Company expenses advertising costs (which include trade shows) as incurred. Advertising expense was $345, $270 and $294 in 2001, 2000, and 1999, respectively.

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

                                                                               Year ended February 23, 2001
                                                              --------------------------------------------------------------
                                                                                    Weighted
                                                                                    average                  Per share
                                                              Income($000)           shares                   amount
                                                              ------------           ------                   ------
                                                              (numerator)         (denominator)
       Net income                                               $   2,021

       Basic earnings per share
            Income available to common stockholders             $   2,021               7,087,163               $   .29
                                                                =========               =========               =======

       Effective of dilutive securities

            Stock options                                                                  97,653
            Stock warrants                                                                313,901
                                                                                        ---------

       Diluted earnings per share
            Income available to common stockholders plus
                 effect of dilutive securities                  $   2,021               7,498,717               $   .27
                                                                =========               =========               =======

                                                                               Year ended February 25, 2000
                                                              --------------------------------------------------------------
                                                                                    Weighted
                                                                                    average                  Per share
                                                              Income($000)           shares                   amount
                                                              ------------           ------                   ------
                                                              (numerator)         (denominator)
       Net income                                               $   2,837
       Less preferred stock dividends                                 (38)
       Less accretion of preferred stock                             (128)
                                                                ---------

       Basic earnings per share
            Income available to common stockholders             $   2,671               6,604,184               $   .40
                                                                =========                                       =======

       Effective of dilutive securities
            Stock options                                                                 224,151
            Stock warrants                                                                490,358
                                                                                       ----------

       Diluted earnings per share
            Income available to common stockholders plus
                 effect of dilutive securities                  $   2,671               7,318,693               $   .36
                                                                =========               =========               =======


                                                                               Year ended February 26, 1999
                                                              --------------------------------------------------------------
                                                                                    Weighted
                                                                                    average                  Per share
                                                              Income($000)           shares                   amount
                                                              ------------           ------                   ------
                                                              (numerator)         (denominator)
       Net income                                               $   2,170
       Less preferred stock dividends                                (275)
       Less accretion of preferred stock                              (42)
                                                                ---------

       Basic earnings per share
           Income available to common stockholders              $   1,853               5,861,377               $   .32
                                                                ---------               ---------               -------

       Effective of dilutive securities
           Stock options                                                                   38,641
           Stock warrants                                                                 412,007
                                                                                        ---------

       Diluted earnings per share
           Income available to common stockholders plus
                 effect of dilutive securities                  $   1,853               6,312,025               $   .29
                                                                ---------               ---------               -------

       There were conversion provisions of preferred stock totaling 666,666 shares of common stock which were not included in the computation of diluted earnings per share because the effect of assumed conversions was anti-dilutive. These conversion provisions were not outstanding at February 23, 2001.

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

       Derivative Financial Instruments:

       In January, 2001, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheet, and the periodic adjustment of those instruments to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives that are not considered highly effective hedges are reflected in earnings. Adjustments to reflect changes in fair values of derivatives that are considered highly effective hedges are either reflected in earnings and largely offset by corresponding adjustments related to the fair values of the hedged items, or reflected in other comprehensive income until the hedged transaction matures and the entire transaction is recognized in earnings. The change in fair value of the ineffective portion of a hedge is immediately recognized in earnings. SFAS No. 133 is effective for all periods beginning after June 15, 1999. This effective date was later deferred to all periods beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging activities-Deferral of the Effective Date of FASB Statement Number 133." The adoption of SFAS No. 133 had no impact on the Company's consolidated financial position or results of operations.

2.     Acquisitions

       ETC-PZL Aerospace Industries SP. Z 0.0.
       ---------------------------------------

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

Notes to Consolidated Financial Statements
($ in thousands, except share data)

2.     Acquisitions (Continued):

       ETC-PZL's fiscal period ends December 31. The results of ETC-PZL for the period May 1, 1998 through December 31, 1998 have been included in the Company's results of operations for the twelve months ended February 26, 1999. On a pro forma basis, had the Company consolidated the results of ETC-PZL for a full 12 months in 1999, the following comparisons would result:

       Twelve months ended:

                                                                February 25,        February 26,         February 26,
                                                                   2000                1999                  1999
                                                                   ----                ----                  ----
                                                                                   (as reported)         (pro forma)

       Net sales                                               $   34,920           $   29,225            $   29,841

       Gross profit                                                12,798               11,672                11,906

       Operating income                                             5,327                4,759                 4,723

       Net income                                                   2,837                2,170                 2,155

       Per share information
       Income available to common shareholders                      2,671                1,853                 1,838
       Income per share: basic                                       0.40                 0.32                  0.31
       Income per share: diluted                                     0.36                 0.29                  0.29
       Number of shares: basic                                  6,604,000            5,861,000             5,861,000
       Number of shares: diluted                                7,319,000            6,312,000             6,312,000

       On September 9, 2000, the Company purchased an additional 30% ownership interest in ETC-PZL for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101.

       Pro-Pilot Assets
       ----------------

       During the quarter ended November 24, 2000, the Company purchased the assets of the "Pro-Pilot" flight simulation game for $400. This purchase was classified as an asset purchase and thus no goodwill resulted from the transaction.

3.     Accounts Receivable:

       The components of accounts receivable at February 23, 2001 and February 25, 2000, are as follows:

                                                                                        2001              2000
                                                                                        ----              ----
          U.S. government receivables billed
              and unbilled contract costs
              subject to negotiation                                                 $ 5,707             $ 5,145
          U.S. commercial receivables billed                                           2,484               1,395
          International receivables billed and unbilled
           contract costs subject to negotiation                                       8,955               4,598
                                                                                     -------             -------
                                                                                      17,146              11,138
          Less allowance for doubtful accounts                                          (370)               (367)
                                                                                     -------             -------
                                                                                     $16,776             $10,771
                                                                                     =======             =======

Notes to Consolidated Financial Statements
($ in thousands, except share data)

3.      Accounts Receivable (Continued):

        U.S. government receivables billed and unbilled contract costs subject to negotiation:

        Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. government under a contract for a centrifuge. These costs were recorded beginning in fiscal year 1994, including $1,148 recorded during the three months ended May 26, 2000. The Company has recorded claims, amounting to $3,898 to the extent of contract costs incurred, and accounts receivable of $1,649 representing the balance due under the contract, collectibility of which may be dependent upon resolution of outstanding claims. Claim costs have been incurred in connection with U.S. government caused delays, errors in specifications and designs, and other unanticipated causes, and, although classified as current in the financial statements, may not be received in full during fiscal 2002. In accordance with accounting principles generally accepted in the United States of America, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company currently has approximately $12.0 million in claims filed with the U.S. government (including the aforementioned recorded claim and accounts receivable balances) which are subject to negotiation and audit by the U.S. government. The U.S. government has responded to the claims with either denials or deemed denials that the Company has appealed. In May 2000, the Company and the U.S. government reached an agreement in principle, which would have included resolution of all U.S. Navy claims on a global basis and contracted additional work on the centrifuge. In July 2000, the Company received notice that the Navy, citing an inability to obtain the prerequisite approvals and thus the necessary funding to effect the settlement, was rescinding the agreement.


        International receivables billed:

        International receivables billed included $930 at February 23, 2001 and February 25, 2000 related to a certain contract with the Royal Thai Air Force.

        In October 1993, the Company was notified by the Royal Thai Air Force
        (RTAF) that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $229 performance bond, as well as a draw on an approximately $1.1 million advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events. The balance due on the contract is still under review. However, the Company has received a letter from the Directorate of Finance for the RTAF which notes that the Directorate has instructed the Ministry of Finance to return $229 of the balance, representing the performance bond, and states the Ministry is currently working on the approval. At this point, the Company is not able to determine what, if any, impact the extended completion and payment period will have upon the receipt of the total due.

        Unbilled contract costs subject to negotiation represent claims made or to be made against an international customer for three contracts covering 1994 to the present. Claims aggregating $5,758 have been recorded in connection with costs associated with customer caused delays, errors in specifications and designs, and other out-of-scope items and may not be received in full during fiscal 2002. In accordance with accounting principles generally accepted in the United States of America, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. One of these claims was settled in the fourth quarter of fiscal 2001, and another claim was formally filed with the customer subsequent to fiscal year end. The company is currently updating and finalizing additional claims. As a related item, during fiscal 2000 the aforementioned international customer, citing failure to deliver product within contract terms, assessed liquidated damages totaling approximately $1.6 million on two contracts currently in progress. The Company disputes the basis for

Notes to Consolidated Financial Statements
($ in thousands, except share data)

        these liquidated damages and plans to contest them vigorously. However, following accounting principles generally accepted in the United States of America, the Company reduced contract values and corresponding revenues by approximately $1.6 million.

        Claim bookings for the year increased operating income by $1,325 in fiscal 2001, net of associated manufacturing costs and legal expenses.

4.      Costs and Estimated Earnings on Uncompleted Contracts:

        The following is a summary of long-term contracts in progress at February 23, 2001 and February 25, 2000:

                                                                                        2001              2000
                                                                                        -----------------------
          Costs incurred on uncompleted long-term contracts                            $ 30,251         $ 23,468
          Estimated earnings                                                             10,209           14,937
                                                                                       --------         --------
                                                                                         40,460           38,405
          Less billings to date                                                         (32,577)         (32,809)
                                                                                       ---------        --------

                                                                                       $  7,883         $  5,596
                                                                                       ========         ========

Notes to Consolidated Financial Statements
($ in thousands, except share data)

4. Costs and Estimated Earnings on Uncompleted Contracts (Continued):

                                                                                        2001              2000
                                                                                        ----              ----
          Included in accompanying balance sheets under the following captions:
              Costs and estimated earnings in excess of billings
                 on uncompleted long-term contracts                                   $   9,595         $  8,878
              Billings in excess of costs and estimated earnings on
                 uncompleted long-term contracts                                         (1,712)          (3,282)
                                                                                      ----------        ---------

                                                                                      $   7,883         $  5,596
                                                                                      =========         ========

        Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200 and $306 in 2001 and 2000, respectively.

5.      Inventories:

        Inventories consist of the following:

                                                                      Raw             Work in
                                                                   material            process            Total
                                                                   --------          -----------        ----------
           February 23, 2001                                       $  359             $ 4,265            $ 4,624
           February 25, 2000                                          343               3,561              3,904

        Inventory is presented net of an allowance for obsolescence of $ 630 and $ 720 in 2001 and 2000, respectively.

6.      Property, Plant and Equipment:

        The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 23, 2001 and February 25, 2000:

                                                                                                         Estimated
                                                                                                           useful
                                                                       2001             2000               lives
                                                                       ----             ----            ----------
          Land                                                         $  100          $    100
          Building and building additions                               3,260             1,908           40 years
          Machinery and equipment                                       8,039             6,865         3- 5 years
          Office furniture and equipment                                1,180             1,039           10 years
          Building improvements                                         1,393             1,392         5-10 years
                                                                       ------          --------
                                                                       13,972            11,304
          Less accumulated depreciation                                (8,635)           (8,004)
                                                                       -------         --------

              Property, plant and equipment, net                       $5,337          $  3,300
                                                                       ======          ========

        Depreciation expense for the years ended February 23, 2001, February 25, 2000, and February 26, 1999, was $ 602, $ 535 and $ 707, respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

7.      Long-Term Obligation and Credit Arrangements:

        Long-term obligations at February 23, 2001 and February 25, 2000 consist of the following:

                                                                                          2001             2000
                                                                                          ----             ----
           Credit facility payable to banks                                             $  7,564        $  4,093
           Long Term Bonds                                                                 5,470               -
           Subordinated debt, net                                                            350             350
           Products liability settlement (net of unamortized discount of
               $ 37 in 2000 based on imputed rate of 11%)                                      -              48
           Term loans payable accruing interest at between 9% and 9.9%
               collateralized by priority liens on certain equipment                          37              42
                                                                                        --------        --------
                                                                                          13,421           4,533
           Less current portion                                                             (643)            (78)
                                                                                        --------        --------
                                                                                        $ 12,778        $  4,455
                                                                                        ========        ========

        The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

        2002                      $   643
        2003                        7,845
        2004                          281
        2005                          281
        2006 and thereafter         4,371
                                   ------
       Total future obligations   $13,421

       The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 23, 2001 and February 25, 2000 are as follows:

                                                                 2001              2000
                                                                 ----              ----

          Approximate average loan balance                     $   3,764         $    575
          Maximum aggregate                                    $   7,564         $  5,393
          Weighted average interest rate                            8.74%            8.16%

       Interest is charged on direct borrowings at the bank's prime rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR in 2001 and 2000. The interest rates ranged from 7.85% to 8.83% at February 23, 2001 and 8.1% at February 25, 2000.

       The Company's letter of credit limit is $5.0 million, provided that the cumulative of all outstanding trade letters of credit does not exceed $2.5 million. The balance outstanding under these provisions at February 23, 2001, was $2,442. Fees on letters of credit outstanding were 0.75% at both February 23, 2001 and February 25, 2000.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

7.      Long-Term Obligation and Credit Arrangements (Continued):


        On February 25, 2000, the Company signed an amendment to its revolving Credit Agreement originally entered into on March 27, 1997, which increased its credit facility to $15 million and extended its expiration date to August 31, 2002. These funds are available to support working capital needs and letter of credit. Terms and conditions of the amendment remained essentially the same as the original agreement. The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is prohibited from declaring any cash dividends under the terms of the Credit Agreement. This facility bears interest at the bank's prime lending rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR. A commitment fee of 0.2% is charged for unused available funds. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and maintenance, on a quarterly basis, of certain financial ratios. Substantially all of the Company's short-term financing is provided by this bank. The Company had $4,772 available under the Credit Agreement at February 23, 2001.

        At February 23, 2001, the Company was in violation of one of its Credit Agreement loan covenants, specifically the requirement to maintain a specified Funds Flow Ratio. This violation resulted from the unusually high capital spending for the Company's modernization program in relation to net income in the fiscal period. Accordingly, the Company received a waiver for this violation at February 23, 2001, from its Bank and also the bank agreed to adjust this covenant for the period through November 23, 2001.

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

        Subordinated debt at February 25, 2001, consisted of debt issued for the acquisition of ETC-PZL (see note 2).

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

        On March 15, 2000, the Company issued approximately $5.5 million of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4.1 million advance taken on the Company's revolving credit facility and to finance construction of an addition to the Company's main plant in Southampton, Pennsylvania. The bonds are secured by a $5.6 million irrevocable direct pay Letter of Credit issued by the Company's main lender which expires on March 15, 2005 and which is secured by all assets of the Company. The Bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 4.15% on May 17, 2001 ) with a cap of 17%, and are subject to mandatory redemption of $275 per year for 19 years and $245 for the 20th year.

        Product Liability Settlement:

        During June 1995, the Company entered into a settlement with the employee of a customer who brought a products liability claim against the Company. The settlement of $1,195 was to be satisfied with (i) funds of $547 (including accrued interest) previously deposited by the Company's products liability insurance carrier with the U.S. District Court, and (ii) a settlement payable to the plaintiff for the remaining amount of $648. The Company paid $53 by July 20, 1995 and $100 on April 20, 1996. In September 1996, the Company renegotiated the payment schedule, agreeing to pay, beginning October 1996, $10 per month. The claimant did reserve the right to pursue additional payment amounts as per the original settlement agreement of July 29, 1995. This settlement was fully satisfied as of February 23, 2001.

        The carrying value of the aforementioned financial instruments approximates their fair values at February 23, 2001.

8.      Related Parties:


        ETC Europe:
        The Company transacts its business in Europe through ETC Europe, an affiliated entity which at February 25, 2000, was 99% owned by the President of the Company. Sales through ETC Europe were $6,025 and $1,957 in 2000 and 1999, respectively. Amounts due from ETC Europe as of February 25, 2000 and February 26, 1999, were $56. Effective March 7, 2000, the Company completed the purchase for $100 of the 99% ownership held by the President of the Company, resulting in goodwill of $26.

        Subordinated Debt and Preferred Stock:
        During 2000, a director of ETC was also a director of one of its creditors (see note 7 ).

9.      Leases:
        Operating Leases:

        The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 23, 2001 are $188 in 2002; $133 in 2003; $132 in 2004; $119 in 2005; and $122 in
        2006 and thereafter.

        Total rental expense for all operating leases for the years ended February 23, 2001, February 25, 2000, and February 26, 1999, was $ 117, $39, and $69, respectively.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

10.     Income Taxes:

        The components of the provision for income taxes are as follows:

                                    Year Ended    Year Ended     Year Ended
                                    February 23,  February 25,   February 26,
                                       2001          2000           1999
                                    ------------  ------------   ------------
        Currently payable:
         Federal                      $  911       $  889          $ 1,272
         State                           109          179              184
         Foreign taxes                    73          108              111
                                      ------       ------          -------
                                       1,088        1,176            1,567
                                      ------       ------          -------

        Deferred:
         Federal                          88          360             (333)
         State                             8           37              (33)
                                      ------       ------          -------
                                          96          397             (366)
                                      ------       ------          -------
                                      $1,184       $1,573           $1,201
                                      ======       ======          =======

        A reconciliation of the statutory federal income tax to the effective tax is as follows:

                                                            Year Ended     Year Ended     Year Ended
                                                            February 23,   February 25,   February 26,
                                                               2001           2000           1999
                                                           ------------   ------------   ------------
        Statutory income tax                                  34.0%          34.0%          34.0%
        State income tax, net of federal tax benefit and
          state net operating loss carryforwards in 1999       2.2            2.9            3.9
        Foreign sales corporation                             (5.5)          (5.2)          (4.4)
        Other                                                  4.6            3.4            1.5
                                                              ----           ----           ----
                                                              35.3%          35.1%          35.0%
                                                              ====           ====           ====

        The tax effects of the primary temporary differences are as follows:

                                                                                  2001         2000        1999
                                                                                  ----         ----        ----
           Deferred tax assets:
               Net arbitration award against Company                            $    -        $   -       $  446
               Net products liability settlement                                     74         115          161
               Vacation reserve                                                      58          59           45
               Inventory reserve                                                    233         270          236
               Receivable reserve                                                   138         138          145
               Warranty reserve                                                      46          46           44
               Other, net                                                            66          61           59
                                                                                -------       -----       ------
                           Total current deferred tax asset                     $   615       $ 689       $1,136
                                                                                -------       -----       ------

           Deferred tax liabilities:
               Amortization of capitalized software                             $   429       $ 395       $  407
               Depreciation                                                         245         257          295
                                                                                -------       -----       ------
                  Total noncurrent deferred tax liability                       $   674       $ 652       $  702
                                                                                =======       =====       ======

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

                                                                                                Industrial
                                                                                   ATS             Group       Total
                                                                                ---------       ----------    --------
       2001
       ----
       Net sales                                                                $ 23,567        $  8,885      $ 32,452
       Interest expense                                                              558              94           652
       Depreciation and amortization                                                 796             482         1,278
       Operating income                                                            5,794            (906)        4,888
       Income tax provision                                                        1,833            (350)        1,483
       Identifiable assets                                                        27,534           4,652        32,186
       Expenditures for segment assets                                             2,306             322         2,628

       2000
       ----
       Net sales                                                                $ 26,361         $ 8,559      $ 34,920
       Interest expense                                                              465             125           590
       Depreciation and amortization                                               1,024             371         1,395
       Operating income                                                            5,039           1,355         6,394
       Income tax provision                                                        1,601             431         2,032
       Identifiable assets                                                        20,344           5,538        25,882
       Expenditures for segment assets                                               650             167           817

       1999
       ----
       Net sales                                                                $ 24,465         $ 4,760      $ 29,225
       Interest expense                                                              711              84           795
       Depreciation and amortization                                               1,289             353         1,642
       Operating income (loss)                                                     5,697             (89)        5,608
       Income tax provision (benefit)                                              1,745             (61)        1,684
       Identifiable assets                                                        22,470           2,644        25,114
       Expenditures for segment assets                                               438              26           464

                                                                                   2001            2000          1999
                                                                                   ----            ----          ----

       Reconciliation to consolidated amounts:
         Segment operating income                                               $  4,888         $ 5,608      $  4,922
         Less interest expense                                                      (652)           (795)         (966)
         Less income taxes                                                        (1,483)         (1,684)       (1,385)
                                                                                --------         -------       -------
       Total profit for segments                                                   2,641           3,129         2,571

       Corporate home office expense                                                (766)           (849)         (714)
       Interest and other expenses                                                  (272)           (517)         (482)
       Income tax benefit                                                            357             483           419
       Minority interest                                                             (51)            (76)           --
                                                                                --------         -------       -------
       Net income                                                               $  2,021         $ 2,170       $ 1,794
                                                                                ========         =======       =======

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

Notes to Consolidated Financial Statements
($ in thousands, except share data)

11.    Business Segment Information (Continued):

       Approximately 43% of sales totaling $13,924 in 2001 were made to one international and one domestic customer in the ATS segment. Approximately 63% of sales totaling $16,609 in 2000 were made to two international and one domestic customer in the ATS segment. Approximately 24% of sales totaling $7,005 in 1999 were made to one international customer in the ATS segment.

       Included in the segment information for the year ended February 23, 2001, are export sales of $16,404. Of this amount, there are sales to or relating to governments or commercial accounts in Great Britain of $5,660. Sales to the U.S. government and its agencies aggregate $916 for the year ended February 23, 2001.

       Included in the segment information for the year ended February 25, 2000 are export sales of $23,907. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain ($4,821), Poland ($4,201), and Nigeria ($8,107) for ATS sales. Sales to the U.S. government and its agencies aggregate $1,587 for the year ended February 25, 2000.

       Included in the segment information for the year ended February 26, 1999 are export sales of $22,876. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain ($7,005), Poland ($2,530), Japan ($2,130), Nigeria ($1,990), Bangladesh ($1,548),
       Turkey ($1,057), the UAE ($1,040), and Egypt ($949) for ATS sales. Sales to the U.S. government and its agencies aggregated $1,158 for the year ended February 26, 1999.


12.    Stock Options:

       In August 1998 the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1998. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 500,000 shares of common stock to qualifying officers and other key employees. The Plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant. The Plan will terminate on August 1, 2008. At February 23, 2001, there were 321,500 shares available to be granted under the Plan.

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

                                                2001        2000         1999
                                              -------     --------     -------
       Net income:
         As reported                          $ 2,021     $ 2,837      $ 2,170
         Pro forma                            $ 1,549     $ 2,350      $ 2,073

       Basic earnings per share:
         As reported                          $   .29     $   .40      $   .32
         Pro forma                            $   .22     $   .33      $   .30

       Diluted earnings per share:
         As reported                          $   .27     $   .36      $   .29
         Pro forma                            $   .21     $   .30      $   .28

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1999: dividend yield of 0%; expected volatility of; risk-free interest rate of 5.47%; and expected life of five years.

Notes to Consolidated Financial Statements
($ in thousands, except share data)

12.    Stock Options (Continued):

       A summary of the status of the Plan as of February 23, 2001, February 25, 2000, and February 26, 1999, and changes during the years ending on those dates is presented below.

                                                             2001                         2000
                                                  --------------------------   -------------------------
                                                                   Weighted                     Weighted
                                                                   average                      average
                                                                   exercise                     exercise
                                                    Shares           price       Shares           price
                                                  ---------       --------     ---------        ---------
       Outstanding at beginning of year            497,750        $   6.80      543,700         $    6.57
       Granted                                        -                -           -                  -
       Exercised                                   (33,400)           4.79      (28,950)             3.59
       Forfeited                                      -                -        (17,000)             4.86
       Outstanding at end of year                  464,350                      497,750
                                                                                -------

       Options exercisable at year end             147,936                       41,657
       Weighted average fair value of
         options granted during the year                          $    -                        $     -

                                                             1999
                                                  ---------------------------
                                                                    Weighted
                                                                    average
                                                                    exercise
                                                   Shares            price
                                                  ---------         ---------

       Outstanding at beginning of year            92,350           $   1.99
       Granted                                    490,000               7.05
       Exercised                                  (38,650)              1.78
       Forfeited                                     -                   -
       Outstanding at end of year                 543,700

       Options exercisable at year end             16,781
       Weighted average fair value of
           options granted during the year                          $  3.70

        The following information applies to options outstanding at February 23, 2001:

                                           Options outstanding                           Options exercisable
                                   ----------------------------------- -------------------------------------------------------
                                                      Weighted
                                       Number         average           Weighted           Number             Weighted
                                   Outstanding at    remaining           average       exercisable at          average
                                     February 23,    contractual         exercise        February 23,         exercise
       Range of exercise prices          2001       life (years)          price             2001               price
       ------------------------    --------------   ------------        ----------     --------------         ---------
       $1.75 to $2.63                  19,600         5.5 years          $ 2.25             17,248              $ 2.25
       $5.00 to $7.81                 104,000         7.8 years          $ 5.00             45,500              $ 5.00
       $7.81 to $9.76                 340,750         8 years            $ 7.81             85,188              $ 7.81

Notes to Consolidated Financial Statements
($ in thousands, except share data)

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

14.     Employee Benefit Plan

        The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totaled $124, $121, and $103 in 2001, 2000, and 1999, respectively.

15.     Quarterly Consolidated Financial Information (Unaudited):

        Financial data for the interim periods of 2001, 2000 and 1999 were as follows:

                                                                        Quarter Ended
                                                          --------------------------------------
        Fiscal Year 2001                                    May     August   November   February
                                                             26       25        24          23
                                                          -------  -------   --------   --------
        Net sales                                         $ 7,157  $ 6,994   $ 8,622     $9,679
        Gross profit                                        3,355    2,678     2,809      4,233
        Operating income                                    1,522      482       617      1,501
        Income before income taxes                          1,351      246       335      1,266
        Minority interest                                       2       22         0         27
        Net income                                            882      118       227        794
        Earnings per common share:
          Basic                                               .13      .02       .03        .11
          Diluted                                             .12      .02       .03        .10

                                                                        Quarter Ended
                                                          --------------------------------------
        Fiscal Year 2000                                    May     August   November   February
                                                            28        27        26         25
                                                          -------  -------   --------   --------
        Net sales                                         $ 8,295  $ 8,279   $ 9,107    $ 9,239
        Gross profit                                        3,418    2,679     3,381      3,320
        Operating income                                    1,426      716     1,401      1,784
        Income before income taxes                          1,231      522     1,187      1,540
        Minority interest                                     (35)     (32)        8        129
        Net income                                            835      372       763        867
        Earnings per common share:
          Basic                                               .11      .05       .11        .13
          Diluted                                             .10      .05       .10        .11

                                                                        Quarter Ended
                                                          --------------------------------------
        Fiscal Year 1999                                     May    August   November   February
                                                              29      28        27         26
                                                          -------  -------   --------   --------
        Net sales                                         $ 7,460  $ 5,996   $ 7,475    $ 8,294
        Gross profit                                        2,749    2,283     2,648      3,992
        Operating income                                      999      829     1,003      1,928
        Income before income taxes                            712      441       597      1,697
        Minority Interest                                       -       61       (10)        25
        Net income                                            464      234       399      1,073
        Earnings per common share:
          Basic                                               .07      .03       .05        .17
          Diluted                                             .07      .02       .05        .15

        Note: All earnings per share amounts have been restated to reflect a 2 for 1 stock split effective May 28, 1999.