Form 10-K405/A, Exhibit 13
period 2001-02-23
ENVIRONMENTAL TECTONICS CORP
filed 2002-02-01
CIK 33113

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

         The Company recognizes revenue utilizing three methods. On long-term contracts, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates. Revenue for contracts under $100, or to be completed in less than one year, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped. Revenue on contracts under $100, or to be completed in less than one year, and where post-shipment services (such as installation and customer acceptance) are required, is recognized after customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

         In accordance with accounting principles generally accepted in the United States of America, revenue on contract claims and disputes, for customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.

         Revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Significant claims outstanding at February 23, 2001, included the U.S. Navy ($5.5 million recorded) and an international customer ($5.8 million recorded). Although recorded as current in the financial statements, claim revenues may not be received in full during fiscal 2002. Claims against the U.S. Navy, totaling approximately $12.0 million, were filed in previous years. The Company is currently engaged in both litigation and has agreed to pursue Alternative Dispute Resolution (ADR) procedures in parallel with the litigation. One of the claims against an international customer was settled in the fourth quarter of fiscal 2001, and another claim was formerly filed with the customer subsequent to fiscal year end. A third claim is still being developed.

         Total sales decreased $2,468,000 or 7.1% from 2000 as sales performance was mixed, with the most significant decreases being evidenced in the Company's Polish Subsidiary and Simulation and Hyperbaric product areas. Sales of the Polish Subsidiary were negatively impacted by economic and political issues in Poland, most notably the inability of the Polish Government to finalize the national budget. Decreases in the Simulation line reflected reduced activity on a percentage of completion revenue basis for a large contract for a simulator at Chicago's O'Hare and Midway Airports. Due to a change in administration, the City of Chicago has experienced delays in completing the building to house the simulator. Hyperbaric sales were down from the prior year primarily due to reduced percentage of completion sales to a customer in Nigeria. A partial offset was seen in the Environmental, Sterilizer and Entertainment lines (Entertainment was up $4,719,000 or 128.2%) and sales from the Company's UK Subsidiary, which was purchased in March 2000. Environmental sales benefited from higher domestic sales of standard products including environmental test rooms, air supply units, and conditioned air supply units. Sterilizer sales were helped by the Company's new line of sterilizer control upgrades, retofits, and an increase in autoclave sales to domestic customers. Entertainment sales benefited from increased revenue on a percentage of completion basis for a large entertainment ride contract currently in process. Geographically, international sales, including those from the Company's foreign subsidiaries, were down $7,363,000 or 31.0% and represented 50.6% of total sales, down from 68.5% from the prior year. International sales were down primarily due to reduced sales in Nigeria. U.S. Government sales reflected reduced ATS products and revenues. Throughout the Company's history, most of the sales for Aircrew Training Products have been made to international customers. The Company has subsidiaries in the United Kingdom, Poland and Turkey, maintains regional offices in the Middle East, Asia, and Canada, and uses the services of aproximately 100 independent sales organizations and agents throughout the World. U.S. Government sales were down $671,000 or 42.3%, and represented 2.8% of total sales, down from 4.5% from the prior period. Providing a partial offset was an increase in domestic sales, which were up $5,566,000 or 58.2%, primarily from the aforementioned increase in the Entertainment line. Domestic sales represented 46.6% of the Company's total sales, up from 27.0% in the prior period. Customers in 2001 representing 10% or more of sales were the United Kingdom Ministry of Defense, $5,524,000, and the Walt Disney companies, $8,400,000. In 2001, international sales totaling at least $500,000 per country were made to customers in Great Britain, Poland, Japan, Turkey, Thailand, Egypt and Spain. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Additionally, open orders for the Walt Disney companies constituted 56.5% of the Company's backlog at February 23, 2001.

         Risks associated with international operations that might be different from those domestically include the strength of global economies in general and the strength of the regional and local economies in which the Company conducts operations, the effect of foreign military or political conflicts and turmoil, changes in foreign governmental trade, monetary and fiscal policies and laws, export controls, exchange rate fluctuations and political and economic instability. Unusual risks that might be associated with sales to less developed nations include U.S. Dollar and monetary system controls and a heightened risk of political, economic and civil turmoil.

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

         Financing activities generated $8,943,000 of cash. This included the net effect of bank borrowing, cash from the issuance of long-term bonds and cash from the issuance of stock partially offset by an increase in restricted cash. At February 23, 2001, the Company had commitments on two construction contracts associated with the new addition for the Company's main plant in Southampton, PA. Funding for these commitments was included in the bond proceeds received on March 15, 2000. (Reference Notes to the Consolidated Financial Statements Number 7, Long-Term Obligations and Credit Arrangements.)

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


/s/ Grant Thornton LLP
----------------------------------
Philadelphia, Pennsylvania
April 18, 2001

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

Consolidated Statements of Cash Flows
($ in thousands)

                                                                             Year Ended          Year Ended             Year Ended
                                                                             February 23,        February 25,           February 26,
                                                                                 2001                2000                  1999
                                                                                 ----                ----                  ----
Cash flows from operating activities:
    Net income                                                                  $ 2,021           $  2,837               $ 2,170
    Adjustments to reconcile net income to net cash (used in) provided by operating activities
       Depreciation and amortization                                              1,278              1,395                 1,642
       Decrease (increase)in allowance for accounts receivable and inventory        (87)                77                  (409)
       Minority interest                                                           (170)                (6)                   76
       Changes in operating assets and liabilities:
              (Increase) decrease in assets
              Accounts receivable                                                (6,007)            (1,097)               (1,202)
              Costs and estimated earnings in excess of billings on uncompleted
                long-term contracts                                                (717)             1,538                (4,765)
              Inventories                                                          (630)              (888)                  623
              Prepaid expenses and other current assets                               5                145                  (530)
              Other assets                                                           34               (125)                   12
        Increase (decrease) in liabilities:
              Accounts payable                                                       99                276                   112
              Billings in excess of costs and estimated earnings on uncompleted
               long-term contracts                                               (1,570)            (3,493)                5,630
              Customer deposits                                                  (1,492)            (2,761)                4,323
              Accrued income taxes                                                  291               (465)                  (64)
              Other accrued liabilities                                             264                (93)                  637
              Payments under settlement agreements                                  (85)              (120)                 (120)
        Increase (decrease) in deferred income taxes,net                             96                397                  (366)
                                                                                -------            -------               -------
    Net cash (used in) provided by operating activities                          (6,670)            (2,383)                7,769
Cash flows from investing activities:
    Acquisition of equipment                                                     (2,628)            (1,014)                 (567)
    Software development costs capitalized                                         (550)              (555)                 (581)
    Purchase of subsidiary, net of cash acquired                                    195                  -                    60
                                                                                -------            -------               -------
    Net cash used in investing activities                                        (2,983)            (1,569)               (1,088)
                                                                                -------            -------               -------
Cash flows from financing activities:
    Borrowings under credit facility                                              8,071              4,093                13,600
    Payments under credit facility                                               (4,600)                 -               (14,067)
    Proceeds from long-term bonds                                                 5,470                  -                     -
    Net payments on subordinated debt                                                 -             (3,774)                    -
    Payment of dividends on preferred stock                                           -                (38)                 (275)
    Deferred financing costs                                                       (175)                 -                     -
    Decrease (increase) in restricted cash                                         (512)                15                   (32)
    Decrease in notes payable - related party                                         -                  -                  (800)
    Net decrease in other long-term obligations                                      (5)               (40)                  (70)
    Proceeds from issuance of common stock/warrants                                 694                160                    82
    Net cash provided by (used in) financing activities                           8,943                416                (1,562)
    Effect of exchange rates on cash                                               (164)               (83)                   21
    Net (decrease) increase in cash and cash equivalents                           (874)            (3,619)                5,119
Cash and cash equivalents at beginning of year                                    1,725              5,344                   225
Cash and cash equivalents at end of year                                        $   851            $ 1,725               $ 5,344
                                                                                =======            =======               =======
Supplemental schedule of cash flow information:
    Interest paid                                                               $   806            $   421               $   925
    Income taxes paid
Supplemental information on non-cash operating and investing activities:        $   649            $ 1,533               $ 1,357

    During the year ended February 23, 2001, the Company purchased for $100 a 99% ownership in ETC Europe, resulting in goodwill of $26. (Reference Footnote Number 8, Related Parties).

    During the year ended February 25, 2000, the Company reclassed $216 from inventory to property, plant and equipment.

    During the year ended February 25, 2000, 25,000 shares of the Company's Series A Preferred Stock were converted into 666,666 shares of common stock, which was subsequently issued to Sirrom Capital Corporation. (Reference Footnote 7, Long-term Obligation and Credit Arrangement).

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

       Revenue Recognition:

       Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100, or to be completed in less than one year, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped. Under these contracts, title passes at shipment. Revenue on those types of contracts where post-shipment services (such as installation and acceptance are required, is recognized after customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company implemented any applicable provisions of SAB 101 for the fiscal year ending February 23, 2001, with no impact on the Company's results of operations.

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

       Research and Development:

       Research and development expenses are charged to operations as incurred. During fiscal 2001 and 2000, the Company incurred research and development costs of approximately $903 and $920, respectively.

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

       Long-Lived Assets:

       The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. Basically, this involves reviewing goodwill and other intangibles to assess recoverability from future operations using undiscounted future cash flows. Any impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial position or results of operations.

       Stock Options:

       The Company accounts for stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied (see note 12). The Company's Incentive Stock Option Plan is accounted for under APB Opinion No. 25. Under the provisions of that accounting pronouncement, noncompensatory stock options (that is, options where the price to be paid for the shares is approximately equal to the market price of the stock on the date of grant) require no such accounting entries upon issuance. When exercised, cash and additional equity are recognized. All of the Company's stock options plans are noncompensatory.

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
                                                                                     =======             =======

Notes to Consolidated Financial Statements
($ in thousands, except share data)

3.      Accounts Receivable (Continued):

        U.S. government receivables billed and unbilled contract costs subject to negotiation:

        Unbilled contract costs subject to negotiation represent claims made or to be made against the U.S. government under a contract for a centrifuge. These costs were recorded beginning in fiscal year 1994, including $1,148 recorded during the three months ended May 26, 2000. The Company has recorded claims, amounting to $3,898 to the extent of contract costs incurred, and accounts receivable of $1,649 representing the balance due under the contract, collectibility of which may be dependent upon resolution of outstanding claims. With respect to this portion of the claim, the Government has alleged defects and other discrepencies as a basis for non-payment of contract amounts. To the extent the Government is successful in this effort, payment of this balance due would be reduced or completely offset. Claim costs have been incurred in connection with U.S. government caused delays, errors in specifications and designs, and other unanticipated causes, and, although classified as current in the financial statements, may not be received in full during fiscal 2002. In accordance with accounting principles generally accepted in the United States of America, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company currently has approximately $12.0 million in claims filed with the U.S. government (including the aforementioned recorded claim and accounts receivable balances) which are subject to negotiation and audit by the U.S. government. The U.S. government has responded to the claims with either denials or deemed denials that the Company has appealed. In May 2000, the Company and the U.S. government reached an agreement in principle, which would have included resolution of all U.S. Navy claims on a global basis and contracted additional work on the centrifuge. In July 2000, the Company received notice that the Navy, citing an inability to obtain the prerequisite approvals and thus the necessary funding to effect the settlement, was rescinding the agreement.


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

        Unbilled costs

        Amounts not billed nor yet billable totalled $49.1 million at February 23, 2001. Under most of the Companies' contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, upon shipment, etc. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

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

                                                                                                Industrial
                                                                                   ATS             Group       Total
                                                                                ---------       ----------    --------
       2001
       ----
       Net sales                                                                $ 23,567        $  8,885      $ 32,452
       Interest expense                                                              558              94           652
       Depreciation and amortization                                                 796             482         1,278
       Operating income                                                            5,794            (906)        4,888
       Income tax provision                                                        1,833            (350)        1,483
       Identifiable assets                                                        27,534           4,652        32,186
       Expenditures for segment assets                                             2,306             322         2,628

       2000
       ----
       Net sales                                                                $ 26,361         $ 8,559      $ 34,920
       Interest expense                                                              465             125           590
       Depreciation and amortization                                               1,024             371         1,395
       Operating income                                                            5,039           1,355         6,394
       Income tax provision                                                        1,601             431         2,032
       Identifiable assets                                                        20,344           5,538        25,882
       Expenditures for segment assets                                               650             167           817

       1999
       ----
       Net sales                                                                $ 24,465         $ 4,760      $ 29,225
       Interest expense                                                              711              84           795
       Depreciation and amortization                                               1,289             353         1,642
       Operating income (loss)                                                     5,697             (89)        5,608
       Income tax provision (benefit)                                              1,745             (61)        1,684
       Identifiable assets                                                        22,470           2,644        25,114
       Expenditures for segment assets                                               438              26           464

                                                                                   2001            2000          1999
                                                                                   ----            ----          ----

       Reconciliation to consolidated amounts:
         Corporate assets                                                         13,171          11,553        12,978
                                                                                --------         -------       -------
         Total assets                                                           $ 40,705         $31,897       $35,448

         Segment operating income                                               $  4,888         $ 6,394       $ 5,608
         Less interest expense                                                      (652)           (590)         (795)
         Less income taxes                                                        (1,483)         (2,032)       (1,684)
                                                                                --------         -------       -------
       Total profit for segments                                                   2,641           3,772         3,129

       Corporate home office expense                                                (766)           (936)         (849)
       Interest and other expenses                                                  (272)           (388)         (517)
       Income tax benefit                                                            357             459           483
       Minority interest                                                             (51)            (70)          (76)
                                                                                --------         -------       -------
       Net income                                                               $  2,021         $ 2,837       $ 2,170
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


12.    Stock Options:

       In August 1998 the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1998. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 500,000 shares of common stock to qualifying officers and other key employees. The Plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant and have a maximum term of 10 years. The Plan will terminate on August 1, 2008. At February 23, 2001, there were 321,500 shares available to be granted under the Plan.

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

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1999: dividend yield of 0%; expected volatility of 54%; risk-free interest rate of 5.47%; and expected life of five years.

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

        The Company has an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employees contribution. The Company has reserved 270,000 shares for issuance under the plan.

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