Form 10-K, Exhibit 13
period 2002-02-22
ENVIRONMENTAL TECTONICS CORP
filed 2002-06-07
CIK 33113

EXHIBIT 13
----------

                                   PORTIONS OF

                       ENVIRONMENTAL TECTONICS CORPORATION

                                      2002

                           ANNUAL SHAREHOLDERS' REPORT

FINANCIAL REVIEW
($ in thousands, except share and per share data)

Fiscal Year End                                        2002            2001            2000           1999         1998
                                                       ----            ----            ----           ----         ----
Net sales                                              $32,527          $32,452       $34,920        $29,225      $29,284
Gross profit                                            11,465           13,075        12,798         11,672        9,298
Operating income                                         2,873            4,122         5,327          4,759        4,208
Net income                                               1,741            2,021         2,837          2,170        1,794
Earnings per common share:
     Basic                                                 .24              .29           .40            .32          .25
     Diluted                                               .23              .27           .36            .29          .23
Working capital                                         30,683           25,070        16,306         13,755       11,462
Long-term obligations                                   16,688           12,778         4,455          4,219        4,356
Total assets                                            48,482           40,705        31,897         35,448       22,955
Total stockholders' equity                              20,782           18,796        16,245         11,030        8,579
Weighted average common shares:
     Basic                                           7,143,000        7,087,000     6,604,000      5,861,000    5,981,000
     Diluted                                         7,499,000        7,499,000     7,319,000      6,312,000    6,496,000

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

                           FORWARD-LOOKING STATEMENTS

         This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us and our subsidiaries, that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

         These forward-looking statements includes statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans and objectives of the Company or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words, "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties, which are subject to change based on various important factors (some of which, in whole or in part, are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the strength of the United States and global economies in general and the strength of the regional and local economies in which the Company conducts operations; (2) the effects of, and changes in U.S. and foreign governmental trade, monetary and fiscal policies and laws; (3) the impact of domestic or foreign military or political conflicts and turmoil; (4) the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; (5) willingness of customers to substitute competitors' products and services and vice versa; (6) the impact on operations of changes in U.S. and governmental laws and public policy, including environmental regulations; (7) the level of export sales impacted by export controls, changes in legal and regulatory requirements, policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, and accounts receivable collection; (8) technological changes; (9) regulatory or judicial proceedings;
(10) the impact of any current or future litigation involving the Company; and
(11) the success of the Company at managing the risks involved in the foregoing.

         The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Results of Operation

Fiscal 2002 versus Fiscal 2001

         The company had a net income of $1,741,000 or $.23 per share (diluted) in 2002, versus a net income of $2,021,000 or $.27 per share (diluted) in 2001. Operating income was $2,873,000, a decrease of $1,249,000 or 30.3% over 2001. This decrease was primarily the result of a reduced gross margin partially offset by lower general and administrative expenses and research and development expenses. On a pro-forma basis, excluding claims revenue booked in both periods, gross profit for 2002 actually increased $452,000 or 4.2% in 2002 as compared to 2001 as most operating groups experienced both higher gross profit and an improved gross profit rate as a percentage of revenues.

         The Company recognizes revenue utilizing three methods. On long-term contracts, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates. Revenue for contracts under $100,000, or to be completed in less than one year, and where there are no post-shipment services included in the contract, and revenue on parts and services, is recognized as shipped. Revenue on contracts under $100,000, or to be completed in less than one year, and where post-shipment services (such as installation and customer acceptance) are required, is recognized after customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

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

         Revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Significant claims outstanding at February 22, 2002 included the U.S. Navy ($5.5 million recorded) and an international customer ($5.7 million recorded). On May 9, 2002, the Company reached a final settlement agreement totaling approximately $6.9 million with the U.S. Navy for all outstanding amounts. The gain, if any, resulting from the settlement would be recognized in fiscal 2003. The outstanding claims with the international customer are either under review by the customer or in litigation. Although recorded as a current asset in the financial statements, all claim revenues may not be received in full during fiscal 2003.

         Total sales increased $75,000 or 0.2% in 2002 over 2001 representing increases in entertainment (up $7,459,000, 88.8%), environmental (up $428,000, 17.7%) and hyperbaric systems (up $967,000, 31.1%). Partial offsets were Aircrew training Systems (ATS) sales (down $6,793,000, 50.3%) including sales from the Company's Polish subsidiary, sales of sterilizers and simulation sales of the Company's Florida branch. Entertainment sales benefited from increased production on the Company's main ride contract. Environmental sales were up internationally representing a test room for Russia and two large chamber contracts in China. Hyperbaric sales increased as two large chambers for a Southeast Asian customer were shipped. ATS sales were negatively impacted by the general economic downturn and global disruption that affected the world last year. With the tightening of worldwide governmental spending and the political fall out from the September 11, 2001 tragedy, as an international supplier of aircrew training devices, the Company saw a significant impairment in its ability to close many large international contracts, most of which have been under proposal for some time. This was coupled with a major economic disruption and currency devaluation in Turkey, where the Company's ETC-Information Systems performs contract software for local customers, and the inability of the Polish Government to approve a national budget, which delayed contract awards for our Polish Subsidiary. Sterilizer shipments were hindered by customer schedule slippages, while decreases in the Simulation line reflected reduced activity on a percentage of completion revenue basis for a large contract for a simulator at Chicago's O'Hare and Midway Airports, although this group was awarded four contracts in the second half of the year. Geographically, domestic sales were up $6,092,000 or 40.3%, and represented 65.2% of total sales, up from 46.6% in 2001, primarily reflecting the aforementioned entertainment activity. U.S. Government sales were down $869,000 or 42.1%, and represented 3.7% of total sales, down from 6.4% in 2001, on lower claims revenue. International sales, including those from the Company's foreign subsidiaries, were down $5,148,000 or 33.7% and represented 31.1% of total sales, down from 47.0% from 2001, reflecting the aforementioned global conditions during much of fiscal 2002. Additionally, international sales were down due to reduced sales in the United Kingdom and Nigeria, as large contracts were completed or stopped in these regions. U.S. Government sales reflected reduced ATS claim revenue. Throughout the Company's history, most of the sales for Aircrew Training products have been made to international customers. The Company has subsidiaries in the United Kingdom, Poland and Turkey, maintains regional offices in the Middle East, Asia, and Canada, and uses the services of approximately 100 independent sales organizations and agents throughout the World. Customers in 2002 representing 10% or more of sales were the Walt Disney companies, $15,859,000, or 48.8%, and the Royal Thai Air Force $3,285,000 or 10.1%. In 2002, international sales totaling at least $500,000 per country were made to customers in Great Britain, Japan, Turkey, Thailand, Russia, and Nigeria. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for the Walt Disney companies constituted 44.1% of the Company's backlog at February 22, 2002.

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

         The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and Industrial Group. On a segment basis, sales of the Company's Aircrew Training Systems (ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $22,629,000 in 2002, a decrease of $692,000, or 3.0% over 2001. Sales of these products accounted for 69.6% of the Company's sales compared to 72.6% in 2001. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $766,000 to $9,898,000, an increase of 8.4%, and constituted 30.4% of the Company's total sales compared to 27.4% in 2001.

         Gross profit decreased $1,160,000, 12.3%, primarily reflecting reduced claims revenue. On a pro-forma basis, excluding claims revenue booked in each period, gross profit for 2002 increased $452,000 or 4.2% over 2001, as most of the business groups except ATS evidenced both increased gross profit dollars and an improved gross margin rate as a percent of sales.

         Operating profit decreased $1,249,000 or 30.3% in 2002 compared to 2001. On a segment basis, ATS had an operating profit of $2,631,000, a decrease of $3,163,000 from 2001, while the Industrial Group had an operating profit of $1,347,000 compared to an operating loss of $906,000 in 2001. These segment operating profits were offset, in part, by unallocated corporate expenses of $1,105,000, an increase of 339,000 over 2001.

         Selling and administrative expenses decreased $58,000 or 0.7% in 2002 as compared to 2001 primarily reflecting reduced legal expenses to support international claims. As a percentage of sales, selling and administrative expenses were 24.6% compared to 24.8% in 2001.

         Research and development expenses decreased significantly, down $303,000 or 33.6% in 2002 as compared to 2001, as these activities were curbed during the year, especially at the Company's Turkish branch. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 2002 were $989,000 compared to $550,000 in 2001. Amortization of software costs, which was charged to cost of sales, was $496,000 and $455,000 for 2002 and 2001, respectively.

         Interest expense (net of interest income) increased $269,000 or 32.6% in 2002 over 2001 reflecting higher borrowings albeit at a lower average rate. Additionally, during the third fiscal quarter of 2002, $195,000 of deferred finance costs associated with the Company's refinancing in March 1997, which debt was subsequently paid off in March 2000, were charged off. Letter of credit and other expenses increased $45,000 or 41.3% in 2002 over 2001 principally due to increased letter of credit fees.

         The Company's provision for taxes, rate-wise, reflected a rate of 30% before the impact of approximately $619,000 of research and experimentation tax credit refunds. The Company will continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

         During fiscal 2002, the Company received inquiries and estimated tax assessments for the years 1995 through 1999 from Inland Revenue in Great Britain related to the Company's Great Britain operation. The Company believes that the assessments are arbitrary and have no legal basis. The Company has responded to Inland Revenue and has agreed to review all in-country activity and taxes paid related to the Company's subsidiary, ETC Europe, for the years in question. At this point, the Company believes that additional taxes, if any, will be immaterial, and the Company has some options to offset some or all of any additional payments including applying any additional tax liability against the company's current income tax reserve.

         Subsequent to fiscal year end, the Company was notified that the Internal Revenue Service was going to conduct an audit of the Company's U.S. Fiscal 2000 tax filing. As of the date of this Annual Report, this audit was still in process and the Company is not able to assess whether any additional taxes will result from the review.

Fiscal 2001 versus Fiscal 2000

         The Company had a net income of $2,021,000 or $.27 per share (diluted) in 2001, versus a net income of $2,837,000 or $.36 per share (diluted) in 2000. Operating income was $4,122,000 in 2001, a decrease of $1,205,000 or 22.6% over 2000. This decrease was primarily the result of higher general and administrative expenses partially offset by an increased gross margin as the rate as a percentage of sales was up by 3.7 percentage points. The improvement in the gross margin rate as a percentage of sales reflected both an improvement in Entertainment line performance and an overall increase in Aircrew Training Systems gross margin on higher domestic and international claims revenue and corresponding gross margin. Claims bookings for the year increased operating income by $1,325,000, net of associated manufacturing costs and legal expenses. Included in the above was a claim against an international customer which was settled in the three months ended February 23, 2001. On a pro-forma basis, excluding claims revenue booked in both periods, gross profit for 2001 decreased by $1,988,000 or 15.5%, from Fiscal 2000 primarily reflecting lower sales and corresponding gross margin in international Hyperbaric systems and PTS and domestic simulation sales.

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

         Total sales decreased $2,468,000 or 7.1% in 2001 from 2000 as sales performance was mixed, with the most significant decreases being evidenced in the Company's Polish Subsidiary and Simulation and Hyperbaric product areas. Sales of the Polish Subsidiary were negatively impacted by economic and political issues in Poland, most notably the inability of the Polish Government to finalize the national budget. Decreases in the Simulation line reflected reduced activity on a percentage of completion revenue basis for a large contract for a simulator at Chicago's O'Hare and Midway Airports. Due to a change in administration, the City of Chicago has experienced delays in completing the building to house the simulator. Hyperbaric sales were down from the prior year primarily due to reduced percentage of completion sales to a customer in Nigeria. A partial offset was seen in the Environmental, Sterilizer and Entertainment lines (Entertainment was up $4,719,000 or 128.2%) and sales from the Company's UK Subsidiary, which was purchased in March 2000. Environmental sales benefited from higher domestic sales of standard products including environmental test rooms, air supply units, and conditioned air supply units. Sterilizer sales were helped by the Company's new line of sterilizer control upgrades, retrofits, and an increase in autoclave sales to domestic customers. Entertainment sales benefited from increased revenue on a percentage of completion basis for a large entertainment ride contract currently in process. Geographically, international sales, including those from the Company's foreign subsidiaries, were down $7,363,000 or 31.0% in 2001 and represented 50.6% of total sales, down from 68.5% in 2000. International sales were down primarily due to reduced sales in Nigeria. U.S. Government sales reflected reduced ATS products and revenues. Throughout the Company's history, most of the sales for Aircrew Training Products have been made to international customers. The Company has subsidiaries in the United Kingdom, Poland and Turkey, maintains regional offices in the Middle East, Asia, and Canada, and uses the services of approximately 100 independent sales organizations and agents throughout the World. U.S. Government sales were down $671,000 or 42.3% in 2001, and represented 2.8% of total sales, down from 4.5% in 2000. Providing a partial offset was an increase in domestic sales, which were up $5,566,000 or 58.2% in 2001, primarily from the aforementioned increase in the Entertainment line. Domestic sales represented 46.6% of the Company's total sales, up from 27.0% in the prior period. Customers in 2001 representing 10% or more of sales were the United Kingdom Ministry of Defense, $5,524,000 or 17.0%, and the Walt Disney companies, $8,400,000 or 25.9%. In 2001, international sales totaling at least $500,000 per country were made to customers in Great Britain, Poland, Japan, Turkey, Thailand, Egypt and Spain. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Additionally, open orders for the Walt Disney companies constituted 56.5% of the Company's backlog at February 23, 2001.

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

         The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and Industrial Simulation. On a segment basis, sales of the Company's Aircrew Training Systems (ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $23,567,000 in 2001, a decrease of $2,794,000 or 10.6% over 2000. Sales of these products accounted for 72.6% of the Company's sales in 2001 compared to 75.5% in 2000. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $326,000 to $8,885,000, an increase of 3.8%, and constituted 27.4% of the Company's total sales compared to 24.5% in 2000.

         Gross profit increased $277,000 or 2.2% in 2001 over 2000. As a percentage of sales, gross profit was 40.3% in 2001, up from 36.6% in 2000. This increase was attributable to an improvement in the rate as a percentage of sales and higher domestic and international claims revenue and resulting gross margin.

         Operating profit decreased $1,205,000 or 22.6% in 2001 compared to 2000. On a segment basis, ATS had an operating profit of $5,794,000 in 2001, an increase of $755,000 from 2000, while the Industrial Group had an operating loss of $906,000 compared to an operating profit of $1,355,000 in 2000. These segment operating profits were offset, in part, by unallocated corporate expenses of $766,000 in 2001, a decrease of $170,000 over 2000. Unallocated corporate expenses include corporate officers' salaries and benefits, stockholder expenses, accounting and legal expenses and contributions.

         Selling and administrative expenses increased $1,499,000 or 22.9% in 2001, due principally to higher legal expenses to support the Company's domestic and international claims, higher staffing and related expenses in support of the Company's aggressive new initiatives, a corporate-wide ramp-up of worldwide marketing efforts, and additional selling and administrative expenses for the Company's UK subsidiary, which was purchased in March 2000. As a percentage of sales, selling and administrative expenses were 24.8% in 2001 compared to 18.8% in 2000.

         Research and development expenses decreased by $17,000 or 1.8% in 2001 from 2000, primarily due to ATS and entertainment product applications. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 2001 were $550,000 compared to $555,000 in 2000. Amortization of software costs, which was charged to cost of sales, was $455,000 and $596,000 for 2001 and 2000, respectively.

         Interest expense (net of interest income) increased $87,000 or 11.8% in 2001 from 2000 reflecting higher borrowings at a higher average rate. Letter of credit and other expenses decreased by $10,000 or 9.2% in 2001 principally due to decreased bank charges.

         The Company's provision for taxes, rate-wise, remained unchanged in 2001 from 2000 and approximated the statutory rate.

Liquidity and Capital Resources

         At February 22, 2002, the Company had a Credit Agreement with a bank that provided a credit facility of $15 million. This agreement was amended on March 29, 2002. This amendment extended the expiration date of the Credit Agreement to November 30, 2002 and increased the interest rate from (i) the bank's prime rate less a factor ranging from 0% to 0.5% based on the Company's leverage ratio or adjusted LIBOR, to (ii) the bank's prime rate plus 1% for adjusted base rate loans or adjusted LIBOR plus 3.5% for adjusted LIBOR rate loans. The amendment also adjusted the Funds Flow Ratio through the expiration date of the Credit Agreement. On June 5, 2002, the Company's bank agreed to extend the expiration date of the Credit Agreement to February 28, 2003. Substantially all of the company's short-term financing is provided by this bank. As of June 5, 2002, the Company had $1,485,000 available under the credit agreement.

         During fiscal 2002, the Company used $720,000 of cash for operating activities. This was primarily the result of an increase in accounts receivable and inventories coupled with a reduction in billings in excess of costs and estimated earnings on uncompleted long-term contracts. Partial offsets were provided by net income, non-cash charges, and an increase in accounts payable and customer deposits. In general, the net use of cash for operations reflected a build up of current assets, primarily accounts receivable (which includes claims receivables) partially offset by a smaller increase in current liabilities.

         Investing activities used $1,638,000 and consisted of purchases for capital equipment and capitalized software.

         Financing activities generated $3,714,000 of cash. This included the net effect of bank borrowing and cash from the issuance of stock partially offset by an increase in restricted cash and payments on other long term obligations. During the first quarter of fiscal 2002 the Company made a payment of $350,000 representing the final balance due for the purchase of ETC-PZL Aerospace Industries, the Company's Polish subsidiary. (Reference Notes to the Consolidated Financial Statements Number 7, Long-Term Obligations and Credit Arrangements.)

         The Company believes it will be able to meet the revised covenant and also that cash generated from operating activities, available borrowing under the Credit Agreement, coupled with cash to be received from the approximate $6.9 million final settlement agreement reached with the U.S. government on May 9, 2002, will be sufficient to meet its future obligations.

         In reference to the Company's outstanding claims with an international customer, to the extent the Company is unsuccessful in further recovery of contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded claims (see Note 3 of Notes to Consolidated Financial Statements).

         The Company's sales backlog at February 22, 2002 and February 23, 2001, for work to be performed and revenue to be recognized under written agreements after such dates, was $28,148,000 and $40,439,000, respectively. In addition, the Company's training, maintenance and upgrade contracts backlog at February 22, 2002 and February 23, 2001, for work to be performed and revenue to be recognized after that date under written agreements, was approximately $1,485,000 and $1,347,000, respectively. Of the February 22, 2002 backlog, approximately $20,967,000 was under contracts for ATS and maintenance support including $13,069,000 for the Walt Disney companies. Approximately 94% of the February 22, 2002 backlog is expected to be completed prior to February 28, 2003. The decline in the Company's backlog primarily reflected continued production on a large entertainment project for the Walt Disney Companies which was not offset by additional contracts in the other product areas. It should be noted that the Company's order flow does not follow any seasonal pattern and that large contracts can and have been booked at various times during the fiscal year.

Recent Accounting Pronouncements

Reporting Comprehensive Income:

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for all periods beginning after December 15, 1997. Other comprehensive income consists of foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material impact on the Company's consolidated financial position or results of operations.

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

         Derivative Financial Instruments:

         In January 2001, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheet, and the periodic adjustment of those instruments to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives that are not considered highly effective hedges are reflected in earnings. Adjustments to reflect changes in fair values of derivatives that are considered highly effective hedges are either reflected in earnings and largely offset by corresponding adjustments related to the fair values of the hedged items, or reflected in other comprehensive income until the hedged transaction matures and the entire transaction is recognized in earnings. The change in fair value of the ineffective portion of a hedge is immediately recognized in earnings. SFAS No. 133 is effective for all periods beginning after June 15, 1999. This effective date was later deferred to all periods beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging activities-Deferral of the Effective Date of FASB Statement Number 133." The adoption of SFAS No. 133 had no impact on the Company's consolidated financial position or results of operations.

         Business Combinations and Goodwill and Intangible Assets:

         On July 20, 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates are as follows:

         * all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest

         o method of accounting is prohibited except for transactions initiated before July 1, 2001.

         o intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

         o goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective February 23, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

         o effective February 23, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

         o all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Although it is still reviewing the provisions of these Statements, management's preliminary assessment is that these Statements will not have a material impact on the Company's financial position or results of operations.

         Asset Retirement Obligations:

         In August 2001, The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to all entities, including rate-regulated entities, that have legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction or development and (or) normal operations of the long-lived asset. The application of this statement is not limited to certain specialized industries, such as the extractive or nuclear industries. This Statement also applies, for example, to a company that operates a manufacturing facility and has a legal obligation to dismantle the manufacturing plant and restore the underlying land when it ceases operation of that plant. A liability for an asset retirement obligation should be recognized if the obligation meets the definition of a liability and can be reasonably estimated. The initial recording should be at fair value. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The provisions of this statement are not expected to have a material impact on the financial condition or results of operations of the Company.

         Impairment or Disposal of Long-Lived Assets:

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements related to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

         Market for the Registrant's Common Stock and Related Security Holder Matters

         The Company's Common Stock (the Common Stock) is traded on the American Stock Exchange under the symbol ETC. As of May 15, 2002, the Company had 294 shareholders of record.

         The following table sets forth the quarterly ranges of high and low sale prices, and the closing sale price, for shares of the Common Stock for the periods indicated. Such prices represent quotations between dealers and do not include mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

                                                         Sale Prices
                                                         -----------
                                                                                                 Closing
                                                  High                       Low                Sale Price
                                                  ----                       ---                ----------
2002

First Quarter                                    $10.05                     $8.30                  $ 9.10
Second Quarter                                     9.05                      6.80                    7.20
Third Quarter                                      8.50                      6.60                    7.00
Fourth Quarter                                     7.50                      5.70                    6.45

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

               Report of Independent Certified Public Accountants

Board of Directors
Environmental Tectonics Corporation

         We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 22, 2002 and February 23, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended February 22, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 22, 2002 and February 23, 2001, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended February 22, 2002, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $11.9 million related to claims made to or against the United States government and an international customer for contract costs incurred through February 22, 2002. The total net claims amount made is approximately $26 million based on costs incurred through February 22, 2002, and is subject to negotiation, arbitration and audit by the U.S. government and the international customer. On May 9, 2002, the Company reached a final settlement agreement with the United States government on one of its claims totaling approximately $6.9 million.


/s/ Grant Thornton LLP
----------------------

Philadelphia, Pennsylvania
April 24, 2002 (except for notes 1 and 3, as to which the date is May 9, 2002 and
    Note 7, as to which the date is June 5, 2002)

Consolidated Balance Sheets ($ in thousands, except share data)

                                                                                             February 22,     February 23,
                                                                                                2002             2001
                                                                                                ----             ----
ASSETS
Cash and cash equivalents                                                                       $2,261           $851
Cash equivalents restricted for letters of credit                                                  569            544
Accounts receivable, net                                                                        19,856         16,776
Costs and estimated earnings in excess of
      billings on uncompleted long-term contracts                                                9,391          9,595
Inventories                                                                                      7,161          4,624
Deferred tax asset                                                                                 715            615
Prepaid expenses and other current assets                                                          921            423
                                                                                               -------        -------
             Total current assets                                                               40,874         33,428

Property, plant and equipment, net                                                               5,318          5,337
Software development costs, net of accumulated
      amortization of $6,166 and $5,670
      in 2002 and 2001, respectively                                                             1,684          1,191
Other assets                                                                                       606            749
                                                                                               -------        -------
             Total assets                                                                      $48,482        $40,705
                                                                                               =======        =======


LIABILITIES
Current portion of long-term obligations                                                       $   281        $   643
Accounts payable - trade                                                                         3,438          1,929
Billings in excess of costs and estimated earnings
      on uncompleted long-term contracts                                                           499          1,712
Customer deposits                                                                                3,684          1,443
Accrued income taxes                                                                               731            754
Accrued commissions                                                                                738            668
Other accrued liabilities                                                                          820          1,209
                                                                                               -------        -------
             Total current liabilities                                                          10,191          8,358
                                                                                               -------        -------

Long-term obligations, less current portion:
      Credit facility payable to banks                                                          11,755          7,564
      Long term bonds                                                                            4,920          5,195
      Other                                                                                         13             19
                                                                                               -------        -------
                                                                                                16,688         12,778
                                                                                               -------        -------
Deferred tax liability                                                                             735            674
                                                                                               -------        -------
             Total liabilities                                                                  27,614         21,810
                                                                                               -------        -------
Minority Interest                                                                                   86             99


STOCKHOLDERS' EQUITY
Common stock - authorized 20,000,000 shares, $.05 par value; 7,142,946 and
      7,110,546 shares issued and
      outstanding in 2002 and 2001, respectively                                                   357            355
Capital contributed in excess of par value of common stock                                       6,703          6,514
Accumulated other comprehensive loss                                                              (172)          (226)
Retained earnings                                                                               13,894         12,153
                                                                                               -------        -------
             Total stockholders' equity                                                         20,782         18,796
                                                                                               -------        -------
             Total liabilities and stockholders' equity                                        $48,482        $40,705
                                                                                               =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations ($ in thousands, except share data)

                                                                     52 Weeks Ended     52 Weeks Ended     52 Weeks Ended
                                                                      February 22,       February 23,       February 25,
                                                                         2002               2001                2000
                                                                         ----               ----                ----
Net sales                                                                 $32,527            $32,452          $34,920
Cost of goods sold                                                         21,062             19,377           22,122
                                                                           ------             ------           ------
             Gross profit                                                  11,465             13,075           12,798
                                                                           ------             ------           ------
Operating expenses:
      Selling and administrative                                            7,992              8,050            6,551
      Research and development                                                600                903              920
                                                                           ------             ------           ------
                                                                            8,592              8,953            7,471
                                                                           ------             ------           ------
             Operating income                                               2,873              4,122            5,327
                                                                            -----              -----            -----
Other expenses:
      Interest expense (net)                                                1,094                825              738
      Letter of credit fees                                                   102                 65               53
      Other, net                                                               42                 34               56
                                                                           ------             ------           ------
                                                                              924                847            1,238
                                                                           ------             ------           ------

             Income before provision for/(benefit from) income taxes
                and minority interest                                       1,635              3,198            4,480

Provision for/(benefit from)  income taxes                                   (93)              1,126            1,573
                                                                           ------             ------           ------
             Income before minority interest                               $1,728             $2,072           $2,907
                                                                           ======             ======           ======

Income (loss) attributable to minority interest                               (13)                51               70
             Net income                                                    $1,741             $2,021           $2,837

Per share information Earnings per common share:
          Basic                                                              $.24               $.29             $.40
          Diluted                                                            $.23               $.27             $.36

Income available to common stockholders                                    $1,741             $2,021           $2,671

      Weighted average common shares:
          Basic                                                         7,143,000          7,087,000        6,604,000
          Diluted                                                       7,499,000          7,499,000        7,319,000

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
($ in thousands, except share data)

For the years ended February 22, 2002, February 23, 2001, and February 25, 2000

                                                                     Capital
                                                                    contributed
                                                                    in excess of     Accumulated
                                            Common stock            par value of       other                           Total
                                            ------------             common         comprehensive     Retained      stockholders'
                                         Shares       Amount         stock          income (loss)     earnings         equity
                                         ------       ------         ------         -------------     --------         ------
Balance, February 26, 1999             3,083,206       $308          $3,240              $21           $7,461          $11,030

Net income for the year                        -          -               -                -            2,837            2,837
Foreign currency translation
      adjustment                               -          -                              (83)               -              (83)
                                       ---------       ----                                            ------          -------

Total comprehensive income                     -          -               -              (83)           2,837            2,754
Stock Split effective May 28, 1999     3,083,206          -               -                -                -                -
Accretion of preferred stock                   -          -               -                -             (128)            (128)
Dividends on preferred stock                   -          -               -                -              (38)             (38)
Shares issued in connection
   with conversion of preferred stock    666,666         33           2,467                -                -            2,500
Shares issued in connection with
    employee stock purchase and stock
    option plans                          31,202          2             125                -                -              127
                                       ---------       ----           -----            -----           ------          -------
Balance, February 25, 2000             6,864,280        343           5,832              (62)          10,132           16,245

Net income for the year                        -          -               -                -            2,021            2,021
Foreign currency translation
     adjustment                                -          -               -             (164)               -             (164)
                                       ---------       ----           -----            -----            -----           -------
Total comprehensive income                     -          -               -             (164)           2,021            1,857
Shares issued in connection
    with conversion of warrants          212,866         10             508                -                -              518
Shares issued in connection with
    employee stock purchase and
    stock option plans                    33,400          2             174                -                -              176
                                       ---------       ----           -----            -----           ------          -------


Balance, February 23, 2001             7,110,546        355           6,514             (226)          12,153           18,796

Net income for the year                        -          -               -                -            1,741            1,741
Foreign currency translation
      adjustment                               -          -               -               54                -               54
                                       ---------       ----           -----            -----           ------          -------
Total comprehensive income                     -          -               -             (172)           1,741            1,795
Shares issued in connection
    with employee stock purchase
    and stock option plans                32,400          2             189                -                -              191

Balance, February 22, 2002             7,142,946       $357          $6,703            $(172)         $13,894          $20,782
                                       =========       ====          ======            =====          =======          =======


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows ($ in thousands)

                                                                             Year Ended         Year Ended      Year Ended
                                                                             February 22,       February 23,    February 25,
                                                                                2002               2001             2000
                                                                                ----               ----             ----
Cash flows from operating activities:
    Net income                                                                   $1,741            $2,021          $2,837
    Adjustments to reconcile net income to net cash used in
       operating activities
       Depreciation and amortization                                              1,475             1,278           1,395
       Increase (decrease) in allowance for accounts receivable and inventory       111               (87)             77
       Minority interest in net (loss) income                                       (13)             (170)             (6)
       Deferred income taxes (benefit)                                              (39)               96             397
       Changes in operating assets and liabilities:
       (Increase) decrease in assets
              Accounts receivable                                                (3,083)           (6,007)          (1,097)
              Costs and estimated earnings in excess of billings on uncompleted
               long-term contracts                                                  204              (717)          1,538
              Inventories                                                        (2,645)             (630)           (888)
              Prepaid expenses and other current assets                            (530)                5             145
              Other assets                                                         (136)               34            (125)
        Increase (decrease) in liabilities:
              Accounts payable                                                    1,509                99             276
              Billings in excess of costs and estimated earnings on uncompleted
               long-term contracts                                               (1,213)           (1,570)         (3,493)
              Customer deposits                                                   2,241            (1,492)         (2,761)
              Accrued income taxes                                                  (23)              291            (465)
              Other accrued liabilities                                            (319)              264             (93)
              Payments under settlement agreements                                    -               (85)           (120)
                                                                                 ------            ------          ------
    Net cash used in operating activities                                          (720)           (6,670)         (2,383)
Cash flows from investing activities:
    Acquisition of equipment                                                       (649)           (2,628)         (1,014)
    Software development costs                                                     (989)             (550)           (555)
    Purchase of subsidiary, net of cash acquired                                      -               195               -
                                                                                 ------            ------          ------
    Net cash used in investing activities                                        (1,638)           (2,983)         (1,569)
                                                                                 ------            ------          ------
Cash flows from financing activities:
    Borrowings under credit facility                                             10,899             8,071           4,093
    Payments under credit facility                                               (6,708)           (4,600)              -
    Proceeds from (payments on) long-term bonds                                    (275)            5,470               -
    Net payments on subordinated debt                                                 -                 -          (3,774)
    Payment of dividends on preferred stock                                           -                 -             (38)
    Deferred financing costs                                                          -              (175)              -
    Decrease (increase) in restricted cash                                          (25)             (512)             15
    Net decrease in other long-term obligations                                    (368)              (5)             (40)
    Proceeds from issuance of common stock/warrants                                 191               694             160
    Net cash provided by financing activities                                     3,714             8,943             416
                                                                                 ------            ------          ------
    Effect of exchange rates on cash                                                 54              (164)            (83)
                                                                                 ------            ------          ------
    Net (decrease) increase in cash and cash equivalents                          1,410              (874)         (3,619)
Cash and cash equivalents at beginning of year                                      851             1,725           5,344
                                                                                                   ------          ------
Cash and cash equivalents at end of year                                         $2,261            $  851          $1,725
                                                                                 ======            ======          ======
Supplemental schedule of cash flow information:
    Interest paid                                                                  $766              $806            $421
    Income taxes paid                                                              $582              $649          $1,533
Supplemental information on non-cash operating and investing activities:

         During the year ended February 23, 2001, the Company purchased for $100 a 99% ownership in ETC Europe, resulting in goodwill of $26.

         During the year ended February 25, 2000, the Company reclassified $216 from inventory to property, plant and equipment.

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

         Nature of Business:

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

         Principles of Consolidation:

         The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiary, ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. All material inter-company accounts and transactions have been eliminated. The Company's fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.

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

         At February 22, 2002, the Company had recorded receivables in the amount of $11.9 million for claims made or to be made against the United States government and an international customer for contract costs incurred through February 22, 2002. The total net claims amount filed with the U.S. government and an international customer at February 22, 2002, approximated $26.0 million based on costs incurred through February 22, 2002, and additional claims are in preparation for filing in fiscal 2003 against an international customer. On May 9, 2002, the Company reached a final settlement agreement totaling approximately $6.9 million with the U.S. government for all outstanding amounts of approximately $11.8 million. The international claims are subject to negotiation, arbitration and audit by the international customer.

         Revenue Recognition:

         Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100, or to be completed in less than one year, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped. Under these contracts, title passes at shipment. Revenue on those types of contracts where post-shipment services (such as installation and acceptance) are required is recognized after customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

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

Notes to Consolidated Financial Statements ($ in thousands, except share data)

1.       Summary of Significant Accounting Policies (Continued):

         In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling costs is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies". The Company's product costs includes amounts for shipping and handling, therefore, it charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Cost of Goods Sold. Accordingly, this consensus opinion had no effect on the Company's current and previous classifications.

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

         Amortization of Goodwill:

         The Company amortizes costs in excess of fair values of net assets of the businesses acquired using the straight - line method over a period not to exceed 20 years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. Effective February 22, 2002, the Company will no longer amortize goodwill pursuant to SFAS No. 142 Business Combinations and Goodwill and Intangible Assets (see below).

         Goodwill of $662 was recorded in fiscal 1999 for the Company's 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101. Amortization expense was $17, $35, and $36 in fiscal years 2002, 2001 and 2000, respectively, and accumulated amortization was $113 and $96 as of February 22, 2002 and February 23, 2001, respectively.

         Amortization of Capitalized Software Development Costs:

         The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences over a period ranging from 36 to 60 months (dependent upon the life of the product) on a straight-line basis which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $989 and $550, respectively, for the years ended February 22, 2002 and February 23, 2001. Related software amortization totaled $496, $455 and $596, respectively, for fiscal 2002, 2001, and 2000.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

1.       Summary of Significant Accounting Policies (Continued):

         Research and Development:

         Research and development expenses are charged to operations as incurred. During fiscal 2002, 2001 and 2000 the Company incurred research and development costs of approximately $600, $903, and $920, respectively.

         Amortization of Deferred Financing Costs:

         During fiscal 2002 all remaining capitalized costs relating to the March 1997 financing of the Company were charged to income. Capitalized costs relating to the Company's bond issuance on March 15, 2000 are being amortized over the relevant term. Amortization expense relating to deferred financing costs was $293, $146 and $331 in 2002, 2001, and 2000, respectively (see note
7).

         Income Taxes:

         The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws.

         Long-Lived Assets:

         The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. Basically, this involves reviewing goodwill and other intangibles to assess recoverability from future operations using undiscounted future cash flows. Any impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows. The adoption of SFAS No. 121 had no material effect on the Company's consolidated financial position or results of operations. Effective February 22, 2002, the Company adopted SFAS No. 144 Impairment or Disposal of Long-Lived Assets (see below) which proscribes additional impairment testing for long-lived assets.

         Stock Options:

         The Company accounts for stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied (see note 12). The Company's Incentive Stock Option Plan is accounted for under APB Opinion No. 25. Under the provisions of that accounting pronouncement, noncompensatory stock options (that is, options where the price to be paid for the shares is equal to the market price of the stock on the date of grant) require no such accounting entries upon issuance. When exercised, cash and additional equity are recognized. All of the Company's stock options plans are noncompensatory.

         Advertising Costs:

         The Company expenses advertising costs (which include trade shows) as incurred. Advertising expense was $438, $345 and $270 in 2002, 2001, and 2000, respectively.

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

                                                                                Year ended February 22, 2002
                                                                                ----------------------------
                                                                                          Weighted
                                                                                           average          Per share
                                                                   Income ($000)            shares            amount
                                                                   ------------             ------            ------
                                                                    (numerator)           (denominator)
        Net income                                                    $1,741

        Basic earnings per share
             Income available to common stockholders                  $1,741                7,142,946           $.24
                                                                      ======                =========           ====

        Effective of dilutive securities
             Stock options                                                                     44,180
             Stock warrants                                                                   311,460
                                                                                              -------

        Diluted earnings per share
             Income available to common stockholders plus
                  effect of dilutive securities                       $1,741                7,498,586           $.23
                                                                      ======                =========           ====


                                                                                Year ended February 23, 2001
                                                                                ----------------------------
                                                                                          Weighted
                                                                                           average          Per share
                                                                   Income ($000)            shares            amount
                                                                   ------------             ------            ------
                                                                    (numerator)           (denominator)
        Net income                                                    $2,021

        Basic earnings per share
             Income available to common stockholders                  $2,021                7,087,163           $.29
                                                                      ======                                    ====


        Effective of dilutive securities
             Stock options                                                                     97,653
             Stock warrants                                                                   313,901
                                                                                            ---------

        Diluted earnings per share
             Income available to common stockholders plus
                  effect of dilutive securities                       $2,021                7,498,717           $.27
                                                                      ======                =========           ====


                                                                                Year ended February 25, 2000
                                                                                ----------------------------
                                                                                          Weighted
                                                                                           average          Per share
                                                                   Income ($000)            shares            amount
                                                                   ------------             ------            ------
                                                                    (numerator)           (denominator)
        Net income                                                    $2,837
        Less preferred stock dividends                                   (38)
        Less accretion of preferred stock                               (128)
                                                                      ------
        Basic earnings per share
            Income available to common stockholders                   $2,671                6,604,184           $.40
                                                                      ------                ---------           ----
        Effective of dilutive securities
            Stock options                                                                     224,151
            Stock warrants                                                                    490,358
                                                                                            ---------

        Diluted earnings per share
            Income available to common stockholders plus
                  effect of dilutive securities                       $2,671                7,318,693           $.36
                                                                      ------                ---------           ----

Notes to Consolidated Financial Statements ($ in thousands, except share data)

1.       Summary of Significant Accounting Policies (Continued):

At February 22, 2002, there were stock options to purchase the Company's common stock totaling 313,750 shares which were not included in the computation of diluted earnings per share, as the effect of such would be anti-dilutive.

Recent Accounting Pronouncements:

         Reporting Comprehensive Income:

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for all periods beginning after December 15, 1997. Other comprehensive income consists of foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material impact on the Company's consolidated financial position or results of operations.

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

         Derivative Financial Instruments:

         In January 2001, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the Consolidated Balance Sheet, and the periodic adjustment of those instruments to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives that are not considered highly effective hedges are reflected in earnings. Adjustments to reflect changes in fair values of derivatives that are considered highly effective hedges are either reflected in earnings and largely offset by corresponding adjustments related to the fair values of the hedged items, or reflected in other comprehensive income until the hedged transaction matures and the entire transaction is recognized in earnings. The change in fair value of the ineffective portion of a hedge is immediately recognized in earnings. SFAS No. 133 is effective for all periods beginning after June 15, 1999. This effective date was later deferred to all periods beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging activities-Deferral of the Effective Date of FASB Statement Number 133." The adoption of SFAS No. 133 had no impact on the Company's consolidated financial position or results of operations.

         Business Combinations and Goodwill and Intangible Assets:

         On July 20, 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. Major provisions of these Statements and their effective dates are as follows:

         * all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest.

         o method of accounting is prohibited except for transactions initiated before July 1, 2001.

         o intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

1.       Summary of Significant Accounting Policies (Continued):

         o goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective February 23, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

         o effective February 23, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

         o all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

Although it is still reviewing the provisions of these Statements, management's preliminary assessment is that these Statements will not have a material impact on the Company's financial position or results of operations.

Asset Retirement Obligations:

         In August 2001, The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to all entities, including rate-regulated entities, that have legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction or development and (or) normal operations of the long-lived asset. The application of this statement is not limited to certain specialized industries, such as the extractive or nuclear industries. This Statement also applies, for example, to a company that operates a manufacturing facility and has a legal obligation to dismantle the manufacturing plant and restore the underlying land when it ceases operation of that plant. A liability for an asset retirement obligation should be recognized if the obligation meets the definition of a liability and can be reasonably estimated. The initial recording should be at fair value. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The provisions of this statement are not expected to have a material impact on the financial condition or results of operations of the Company.

Impairment or Disposal of Long-Lived Assets:

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements related to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

2.       Acquisitions

         ETC-PZL Aerospace Industries SP. Z 0.0.
         --------------------------------------

         On April 21, 1998, the Company acquired a 65% ownership in MP-PZL Aerospace Industries, Ltd. ("MP-PZL"), a simulation and advanced training device manufacturing company located in Warsaw, Poland, for $375 in cash, an 8% interest-only three-year note payable for $350 and 55,000 shares of the Company's common stock valued at $495. MP-PZL was subsequently renamed ETC-PZL Aerospace Industries SP. Z O.O. ("ETC-PZL"). The Company's cost for this acquisition was $1,220 and has been recorded in the accompanying balance sheet under the purchase method of accounting for business combinations. In connection with the acquisition, the Company recorded goodwill of $662.

         On September 9, 2000, the Company purchased an additional 30% ownership interest in ETC-PZL for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101.

         Pro-Pilot Assets
         ----------------

         During the fiscal quarter ended November 24, 2000, the Company purchased the assets of the "Pro-Pilot" flight simulation game for $400. This purchase was classified as an asset purchase (and not a business combination) and thus no goodwill resulted from the transaction.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

3.       Accounts Receivable:

         The components of accounts receivable at February 22, 2002 and February 23, 2001, are as follows:

                                                                                               2002         2001
                                                                                               ----         ----
           U.S. government receivables billed
                and unbilled contract costs
                subject to negotiation                                                        $6,281        $5,707
           U.S. commercial receivables billed                                                  2,918         2,484
           International receivables billed and unbilled
            contract costs subject to negotiation                                             11,030         8,955
                                                                                              ------        ------
                                                                                              20,229        17,146
           Less allowance for doubtful accounts                                                 (373)         (370)
                                                                                               -----        ------
                                                                                             $19,856       $16,776
                                                                                             =======       =======

         U.S. government receivables billed and unbilled contract costs subject to negotiation:

         Unbilled contract costs subject to negotiation represent claims made against the U.S. government under a contract for a centrifuge. These costs, totaling $3,898, were recorded beginning in fiscal year 1994, including $1,148 recorded during the three months ended May 26, 2000. Additionally, there is an open receivable of $1,649 representing the balance due under the contract. On May 9, 2002, the Company reached a final settlement agreement totaling approximately $6.9 million with the U.S. Navy for all outstanding amounts. The gain, if any, resulting from the settlement would be recognized in fiscal 2003.

         International receivables billed:

         International receivables billed included $700 and $930 respectively at February 22, 2002 and February 23, 2001 related to a certain contract with the Royal Thai Air Force.

         In October 1993, the Company was notified by the Royal Thai Air Force
(RTAF) that the RTAF was terminating a certain $4.6 million simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $230 performance bond, as well as a draw on an approximately $1.1 million advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events, one of which was a delay in obtaining an export license to ship parts required to complete the trainers. On August 30, 2001, the Company received a payment of $230,000 representing the amount due on the performance bond. The balance due on the contract is still under review by the customer, but it is probable that the Company will initiate legal proceedings to collect the balance. At this point, the Company is not able to determine what, if any, impact the extended completion and payment period will have upon the receipt of the total due.

         Unbilled contract costs subject to negotiation represent claims made or to be made against an international customer for two contracts covering 1996 to the present. Claims receivables and resulting revenue aggregating $5,735 have been recorded. Claim costs have been incurred in connection with customer caused delays, errors in specifications and designs, and other out-of-scope items and exchange losses and may not be received in full during fiscal 2003. In conformity with accounting principles generally accepted in the United States of America, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company has submitted a claim to the customer for one of the contracts and has also submitted to the customer requests for equitable contract price adjustments on the other contract. The company is currently updating and finalizing additional claims. As a related item, during the third quarter of fiscal 2000, the aforementioned international customer, citing failure to deliver product within contract terms, assessed liquidated damages totaling approximately $1.6 million on two contracts currently in progress. The Company disputes the basis for these liquidated damages and plans to contest them vigorously. However, following generally accepted accounting principles, the Company has reduced contract values and corresponding revenues by approximately $1.6 million.

         On July 20, 2001, the Company was notified by the international customer that they were terminating the centrifuge contract, which was approximately 90% complete. The termination included a request for the refund of advance milestone payments made to date. At this point, the Company is not able to assess the ultimate impact of the termination on current operations and financial results.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         The Company is currently in arbitration on this matter. As of February 22, 2002, the company had recorded on its books the following amounts for the contract inception to date: revenue (including claims revenue) of $19,730, cost of goods sold of $13,202, costs and estimated earnings in excess of billings on uncompleted long term contracts of $16,604, claims receivables of $3,125, and billings in excess of costs and estimated earnings on uncompleted long term contracts of $10,099.

         Claim bookings in fiscal 2002 decreased operating income by $661. Claims bookings in fiscal 2001 increased operating income by $1,325. Both amounts are net of associated manufacturing costs and legal expenses.

         Unbilled costs

         Amounts not billed nor yet billable totaled $28.5 million at February 22, 2002. Under most of the Company's contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, upon shipment, etc. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

4.       Costs and Estimated Earnings on Uncompleted Contracts:

         The following is a summary of long-term contracts in progress at February 22, 2002 and February 23, 2001:

                                                                                                  2002           2001
                                                                                                 -----           ----
           Costs incurred on uncompleted long-term contracts                                    $29,004         $30,251
           Estimated earnings                                                                    12,677          10,209
                                                                                                 ------         -------
                                                                                                 41,681          40,460
           Less billings to date                                                                (32,789)        (32,577)
                                                                                                 ------          ------
                                                                                                 $8,892          $7,883
                                                                                                 ======          ======

                                                                                                  2002            2001
                                                                                                  ----            ----
           Included in accompanying balance sheets under the following captions:
                Costs and estimated earnings in excess of billings
                   on uncompleted long-term contracts                                            $9,391           $9,595
                Billings in excess of costs and estimated earnings on
                   uncompleted long-term contracts                                                 (499)          (1,712)
                                                                                                 ------           ------
                                                                                                 $8,892           $7,883
                                                                                                 ======           ======

          Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200 in 2002 and 2001 and $306 in 2000, respectively.

5.       Inventories:

         Inventories consist of the following:

                                                                             Work in          Finished
                                                       Raw Material          Process            Goods            Total
                                                       ------------          -------          --------           -----
        February 22, 2002                                  $110               44,470            2,581            $7,161
        February 23, 2002                                   359                2,105            2,160            $4,624

Inventory is presented net of an allowance for obsolescence of $ 738 and $ 630 in 2002 and 2001, respectively.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

6.       Property, Plant and Equipment:

         The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 22, 2002 and February 23, 2001:

                                                                                                             Estimated
                                                                                                               useful
                                                                              2002               2001          lives
                                                                              ----               ----          -----
           Land                                                               $100                $100
           Building and building additions                                    3,763              3,260          40 years
           Machinery and equipment                                            8,173              8,039         3-5 years
           Office furniture and equipment                                     1,192              1,180          10 years
           Building improvements                                              1,393              1,393        5-10 years
                                                                              -----              -----        ----------

                                                                             14,621             13,972
           Less accumulated depreciation                                     (9,303)            (8,635)
                                                                             ------             ------
                Property, plant and equipment, net                           $5,318             $5,337
                                                                             ======             ======

Depreciation expense for the years ended February 22, 2002, February 23, 2001, and February 25, 2000, was $ 668, $ 602 and $ 535, respectively.

7.       Long-Term Obligation and Credit Arrangements:

         Long-term obligations at February 22, 2002 and February 23, 2001 consist of the following:

                                                                                  2002               2001
                                                                                --------            ------
        Credit facility payable to banks                                        $ 11,755            $7,564
        Long Term Bonds                                                            5,195             5,470
        Subordinated debt, net                                                         -               350
        Term loans payable, accruing interest at between 9% and 9.9%
             collateralized by priority liens on certain equipment                    19                37
                                                                                  16,969            13,421
        Less current portion                                                        (281)             (643)
                                                                                --------           -------
                                                                                $ 16,688           $12,778
                                                                                ========           =======

         The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

                  2003                                    $281
                  2004                                  12,036
                  2005                                     281
                  2006                                     281
                  2007 and thereafter                    4,090
                                                       -------
         Total future obligations                      $16,969

         The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 22, 2002 and February 23, 2001 are as follows:

                                                                     2002                  2001
                                                                    -----                 -----
        Approximate average loan balance                            10,631                3,764
        Maximum aggregate                                           11,926                7,564
        Weighted average interest rate                                6.35%                8.74%

Notes to Consolidated Financial Statements ($ in thousands, except share data)


7.       Long-Term Obligation and Credit Arrangements (Continued):

         Interest is charged on direct borrowings at the bank's prime rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR in 2002 and 2001. The interest rates ranged from 4.50% to 8.25% during fiscal 2002 and from 7.85% to 8.83% during fiscal 2001.

         The Company's letter of credit limit is $5.0 million, provided that the cumulative of all outstanding trade letters of credit does not exceed $2.5 million. The balance outstanding under these provisions at February 22, 2002, was $3,034. Fees on letters of credit outstanding were 1.25% at February 22, 2002 and 0.75% at February 23, 2001.

         On February 25, 2000, the Company signed an amendment to its revolving Credit Agreement originally entered into on March 27, 1997, which increased its credit facility to $15 million and extended its expiration date to August 31, 2002. These funds are available to support working capital needs and letters of credit. Terms and conditions of the amendment remained essentially the same as the original agreement. The Credit Agreement is collateralized by substantially all of the Company's assets. The Company is prohibited from declaring any cash dividends under the terms of the Credit Agreement. This facility bears interest at the bank's prime lending rate less a factor ranging from 0% to 0.5% based on the Company's Leverage Ratio, as defined, or adjusted LIBOR. A commitment fee of 0.2% is charged for unused available funds. The credit facility includes certain covenants related to, among other things, prohibitions on incurring additional debt, change in ownership of certain officers, payment of dividends and maintenance, on a quarterly basis, of certain financial ratios. Substantially all of the Company's short-term financing is provided by this bank.

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

         On March 29, 2002, the Company signed an amendment to its revolving credit agreement which extended the expiration date of the Credit Agreement to November 30, 2002 and increased the interest rate from (i) the bank's prime rate less a factor ranging from 0% to 0.5% based on the Company's leverage ratio or adjusted LIBOR, to (ii) the bank's prime rate plus 1% for adjusted base rate loans or adjusted LIBOR plus 3.5% for adjusted LIBOR rate loans. The amendment also adjusted the Funds Flow Ratio through the expiration date of the Credit Agreement. On June 5, 2002, the Company's bank agreed to extend the expiration date of the Credit Agreement to February 28, 2003. Substantially all of the company's short-term financing is provided by this bank. As of June 5, 2002, the Company had $1,485,000 available under the credit agreement.

         On March 27, 1997, the Company issued $4 million of subordinated debentures, bearing interest at 12% per annum, due March 27, 2004, to a financial institution. On January 11, 2000, the Company utilized $4.1 million of its revolving credit facility to repay these subordinated debentures. See also commentary concerning long term bonds. In connection with the subordinated debentures, warrants were issued to acquire 332,820 shares of the Company's common stock at an exercise price of $.50 per share; $499 of the proceeds from the sale of the debentures was allocated to the warrants and credited to capital contributed in excess of par value of common stock. This amount had been fully amortized to interest expense as of February 22, 2002.

         On March 27, 1997, the Company also issued 25,000 shares of 11% redeemable convertible preferred stock for $2.5 million. Each share of preferred stock was convertible, at the option of the shareholder, into 26.66 shares of the Company's common stock at a price of $3.75 per share. On February 26, 1999, the Company issued a redemption notice to redeem the outstanding 25,000 shares of Series A Preferred Stock in their entirety. On March 25, 1999, the Company received notice that Sirrom Capital Corporation had exercised its conversion privilege under the terms of the agreement to convert its 25,000 shares of Series A Preferred Stock into the Company's common shares. Consequently, on April 19, 1999, the Series A Preferred was retired and 666,666 shares of common stock were issued to Sirrom Capital Corporation. Concurrent with this transaction the Company charged retained earnings for $128 representing the difference between book and face value of the Preferred Stock and then reclassified $2,500 of Preferred Stock value to common stock at par and additional paid in capital.

         Total financing fees associated with the March 27, 1997 financing were approximately $876, all of which had been charged to interest expense or accreted to retained earnings by February 22, 2002. The proceeds from these transactions were used to repay, in full, amounts outstanding with a prior lender.

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

         On March 15, 2000, the Company issued approximately $5.5 million of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of
2000). Net proceeds from these bonds were used to repay a $4.1 million advance taken on the Company's revolving credit facility and to finance construction of an addition to the Company's main plant in Southampton, Pennsylvania. The bonds are secured by a $5.6 million irrevocable direct pay Letter of Credit issued by the Company's main lender which expires on March 15, 2005 and which is secured by all assets of the Company. The Bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 1.94% on May 16, 2002) with a cap of 17%, and are subject to mandatory redemption of $275 per year for 19 years and $245 for the 20th year.

The carrying value of the aforementioned financial instruments approximates their fair values at February 22, 2002

8.       Leases:
         Operating Leases
         The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 22, 2002 are $194 in 2003; $141 in 2004; $127 in 2005; $84 in 2006; and $44 in 2007 and thereafter.

         Total rental expense for all operating leases for the years ended February 22, 2002, February 23, 2001, and February 25, 2000, was $197, $117, and
$39, respectively.

9.       Income Taxes:
         The components of the provision for income taxes are as follows:

                                                         52 Weeks Ended       52 Weeks Ended           52 Weeks Ended
                                                          February 22,         February 23,             February 25,
                                                              2002                 2001                     2000
                                                              ----                 ----                     ----
             Currently payable:
              Federal                                           $42                 $906                    $889
              State                                             134                  109                     179
              Foreign taxes                                    (230)                  15                     108
                                                                                  ------                  ------
                                                                (54)               1,030                   1,176
                                                               ----               ------                  ------
             Deferred:
              Federal                                           (36)                  88                     360
              State                                              (3)                   8                      37
                                                                                  ------                  ------
                                                                (39)                  96                     397
                                                                                  ------                  ------
                                                               $(93)              $1,126                  $1,573
                                                               ====               ======                  ======

A reconciliation of the statutory federal income tax to the effective tax is as follows:

                                                            52 Weeks Ended      52 Weeks Ended   52 Weeks Ended
                                                             February 22,        February 23,     February 25,
                                                                 2002                2001             2000
                                                                 ------              ----             ----
         Statutory income tax                                  34.0%                34.0%             34.0%
         State income tax, net of federal tax benefit           5.4                  2.2               2.9
               Benefit of foreign sales corporation
                   And extraterritorial income                 (3.4)                (5.5)             (5.2)
               Research and experimentation tax
                  credit refunds attributable to
                  open tax years                              (37.8)                   -                 -
               Research and experimentation and
                   Other tax credits                           (9.2)                   -                 -
               Benefit of foreign and foreign-source

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                    Income or loss                             (1.0)                   -                 -
         Other, net                                             6.4                  4.6               3.4
                                                                                     ---               ---
                                                               (5.6)%               35.3%             35.1%
                                                               ====                 ====              ====

         The domestic Company has filed for federal income tax refunds approximating $619 as a result of amended income tax returns to utilize the research and experimentation tax credit for all open years. The Company will continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

The tax effects of the primary temporary differences are as follows:

                                                                                            2002         2001        2000
                                                                                            ----         ----        ----
             Deferred tax assets:
                 Net products liability settlement                                           75           74          115
                 Vacation reserve                                                            58           58           59
                 Inventory reserve                                                          275          233          270
                 Receivable reserve                                                         139          138          138
                 Warranty reserve                                                            46           46           46
                 Other, net                                                                 122           66           61
                                                                                            ---           --           --
                              Total current deferred tax asset                             $715         $615         $689
                                                                                           ----         ----         ----


             Deferred tax liabilities:
                 Amortization of capitalized software                                      $488         $429         $395
                 Depreciation                                                               247          245          257
                                                                                            ---          ---         ----
                    Total noncurrent deferred tax liability                                $735         $674         $652
                                                                                           ====         ====         ====

Notes to Consolidated Financial Statements ($ in thousands, except share data)


10.      Business Segment Information

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

                                                                                                     Industrial
                                                                                      ATS              Group        Total
                                                                                      ---              -----        -----
       2002
       ----

        Net sales                                                                   $22,629           $9,898      $32,527
        Interest expense                                                                950              144        1,094
        Depreciation and amortization                                                 1,041              434        1,475
        Operating income                                                              2,631            1,347        3,978
        Income tax provision                                                            164              118          282
        Identifiable assets                                                          32,683            5,408       38,091
        Expenditures for segment assets                                                 557               92          649

       2001
       ----

        Net sales                                                                   $23,567           $8,885      $32,452
        Interest expense                                                                558               94          652
        Depreciation and amortization                                                   796              482        1,278
        Operating income                                                              5,794             (906)       4,888
        Income tax provision                                                          1,833             (350)       1,483
        Identifiable assets                                                          27,534            4,652       32,186
        Expenditures for segment assets                                               2,306              322        2,628

       2000
       ----

        Net sales                                                                   $26,361           $8,559      $34,920
        Interest expense                                                                465              125          590
        Depreciation and amortization                                                 1,024              371        1,395
        Operating income (loss)                                                       5,039            1,355        6,394
        Income tax provision (benefit)                                                1,601              431        2,032
        Identifiable assets                                                          20,344            5,538       25,882
        Expenditures for segment assets                                                 650              167          817

                                                                                      2002            2001          2000
                                                                                      ----            ----          ----
        Reconciliation to consolidated amounts:
          Corporate assets                                                           10,391           13,171       11,553
                                                                                    -------          -------      -------
          Total assets                                                              $48,482          $40,705      $31,897

          Segment operating income                                                   $3,978           $4,888       $6,394
          Less interest expense                                                      (1,094)            (652)        (590)
          Less income taxes                                                            (282)          (1,483)      (2,032)
                                                                                    -------          -------      -------
        Total profit for segments                                                     2,602            2,641        3,772
        Corporate home office expense                                                (1,105)            (766)        (936)
        Interest and other expenses                                                    (144)            (272)        (388)
        Income tax benefit                                                              375              357          459
        Minority interest                                                                13              (51)         (70)
                                                                                    -------          -------      -------
        Net income                                                                   $1,741           $2,021       $2,837
                                                                                    =======          =======      =======

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

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Approximately 58.9% of sales totaling $19,143 in 2002 were made to one international and one domestic customer in the ATS segment. Approximately 43% of sales totaling $13,924 in 2001 were made to one international and one domestic customer in the ATS segment. Approximately 63% of sales totaling $16,609 in 2000 were made to two international and one domestic customer in the ATS segment.

         Included in the segment information for the year ended February 22, 2002, are export sales of $10,110. Of this amount, there are sales to or relating to governments or commercial accounts in Thailand of $3,284. Sales to the U.S. government and its agencies aggregate $1,194 for the year ended February 22, 2002.

         Included in the segment information for the year ended February 23, 2001 are export sales of $16,404. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain of $5,660. Sales to the U.S. government and its agencies aggregate $2,064 for the year ended February 23, 2001.

         Included in the segment information for the year ended February 25, 2000 are export sales of $23,907. Of these amounts, there are sales to or relating to governments or commercial accounts in Great Britain ($4,821), Poland ($4,201), and Nigeria ($8,107) for ATS sales. Sales to the U.S. government and its agencies aggregated $1,587 for the year ended February 25, 2000.

11.      Stock Options:

         In August 1999 the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1999. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 1,000,000 shares of common stock to qualifying officers and other key employees. The Plan provides that the option price shall not be less than 100% (or in the case of a ten- percent owner, 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant and have a maximum term of 10 years. The Plan will terminate on August 1, 2008. At February 22, 2002, there were 622,436 shares available to be granted under the Plan.

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

                                                                          2002               2001               2000
                                                                          ----               ----               ----
           Net income:
              As reported                                                 $1,741            $2,021             $2,837
              Pro forma                                                   $1,282            $1,549             $2,350

           Basic earnings per share:
              As reported                                                   $.24              $.29               $.40
              Pro forma                                                     $.18              $.22               $.33

           Diluted earnings per share:
              As reported                                                   $.23              $.27               $.36
              Pro forma                                                     $.17              $.21               $.30

           The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2002: dividend yield of 0%; expected volatility of 60.3%; risk-free interest rate of 5.15%; and expected life of five years.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         A summary of the status of the current Incentive Stock Option Plan and the 1988 Incentive Stock Option Plan as of February 22, 2002, February 23, 2001, and February 25, 2000, and changes during the years ending on those dates is presented below.

                                                                       2002                              2001
                                                                       ----                              ----
                                                                               Weighted                        Weighted
                                                                                average                         average
                                                                                exercise                        exercise
                                                             Shares              price         Shares             price
                                                             ------              -----         ------             -----
         Outstanding at beginning of year                    464,350             $6.95         497,750             $6.80
         Granted                                              27,564              7.38               -                 -
         Exercised                                           (32,400)             5.89         (33,400)             4.79
         Forfeited                                           (11,000)             7.43               -                 -
         Outstanding at end of year                          448,514              7.04         464,350             6..95
                                                             -------                           -------             -----
         Options exercisable at year end                     240,325                           147,936
         Weighted average fair value of
           options granted during the year                                       $7.01                              $-

                                                                                           2000
                                                                                           ----
                                                                                                        Weighted
                                                                                                         Average
                                                                                                         exercise
                                                                               Shares                     price
                                                                               ------                     -----
        Outstanding at beginning of year                                       543,700                     $6.57
        Granted                                                                      -                         -
        Exercised                                                              (28,950)                     3.59
        Forfeited                                                              (17,000)                     4.86
        Outstanding at end of year                                             497,750                      6.80

        Options exercisable at year end                                         41,657
        Weighted average fair value of
            options granted during the year                                                                $-


         The following information applies to options outstanding at February 22, 2002:

                                             Options outstanding                             Options exercisable
                                             -------------------                             -------------------
                                                         Weighted
                                         Number          average           Weighted            Number
Weighted
                                     Outstanding at     remaining            average       exercisable at
average
                                       February 22,     contractual          exercise        February 22,
exercise
        Range of exercise prices           2002        life (years)           price             2002            price
        ------------------------           ----        ------------           -----             ----            -----
        $2.25 to $3.38                   12,200          4.5 years            $2.25             12,200          $2.25
        $5.00 to $7.50                  122,564          7.5 years            $5.53             71,250          $5.00
        $7.81 to $9.76                  313,750          6 years              $7.81            156,875          $7.81

12.      Claims and Litigation

         Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, after consultation with legal counsel handling these specific maters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company if disposed of unfavorably.

13.      Employee Benefit Plan

         The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totaled $114, $124, and $121 in 2002, 2001, and 2000, respectively.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         The Company has an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee's contribution. The Company has reserved 270,000 shares for issuance under the plan.

14.      Quarterly Consolidated Financial Information (Unaudited):


         Financial data for the interim periods of 2002, 2001 and 2000 were as follows:

                                                                                          Quarter Ended
                                                                                          -------------
           Fiscal Year 2002                                                   May      August      November     February
                                                                              25         24           23           22
                                                                              --         --           --           --
           Net sales                                                         $8,340     $7,414       $8,230      $8,543
           Gross profit                                                       2,693      2,393        3,667       2,712
           Operating income                                                     449        546        1,351         527
           Income before income taxes                                           158        275          805         398
           Minority interest                                                     (5)        (4)           2          (6)
           Net income                                                           224        297          662         558
           Earnings per common share:
             Basic                                                              .03        .04          .09         .08
             Diluted                                                            .03        .04          .09         .07

                                                                                    Quarter Ended
                                                                                    -------------
           Fiscal Year 2001                                                    May      August      November   February
                                                                               26         25           24          23
                                                                               --         --           --          --
           Net sales                                                         $7,157     $6,994       $8,622      $9,679
           Gross profit                                                       3,355      2,678        2,809       4,233
           Operating income                                                   1,522        482          617       1,501
           Income before income taxes                                         1,351        246          335       1,266
           Minority interest                                                      2         22            0          27
           Net income                                                           882        118          227         794
           Earnings per common share:
             Basic                                                              .13        .02          .03         .11
             Diluted                                                            .12        .02          .03         .10

                                                                                            Quarter Ended
           Fiscal Year 2000                                                    May     August      November     February
                                                                               28        27           26           25
                                                                               --        --           --           --
           Net sales                                                         $8,295     $8,279       $9,107      $9,239
           Gross profit                                                       3,418      2,679        3,381       3,320
           Operating income                                                   1,426        716        1,401       1,784
           Income before income taxes                                         1,231        522        1,187       1,540
           Minority Interest                                                    (35)       (32)           8         129
           Net income                                                           835        372          763         867
           Earnings per common share:
             Basic                                                              .11        .05          .11         .13
             Diluted                                                            .10        .05          .10         .11

Note: All earnings per share amounts have been restated to reflect a 2 for 1 stock split effective May 28, 1999.