Form 10-K/A, Exhibit 13
period 2002-02-22
ENVIRONMENTAL TECTONICS CORP
filed 2002-06-07
CIK 33113

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

Consolidated Statements of Operations ($ in thousands, except share data)

                                                                     52 Weeks Ended     52 Weeks Ended     52 Weeks Ended
                                                                      February 22,       February 23,       February 25,
                                                                         2002               2001                2000
                                                                         ----               ----                ----
Net sales                                                                 $32,527            $32,452          $34,920
Cost of goods sold                                                         21,062             19,377           22,122
                                                                           ------             ------           ------
             Gross profit                                                  11,465             13,075           12,798
                                                                           ------             ------           ------
Operating expenses:
      Selling and administrative                                            7,992              8,050            6,551
      Research and development                                                600                903              920
                                                                           ------             ------           ------
                                                                            8,592              8,953            7,471
                                                                           ------             ------           ------
             Operating income                                               2,873              4,122            5,327
                                                                            -----              -----            -----
Other expenses:
      Interest expense (net)                                                1,094                825              738
      Letter of credit fees                                                   102                 65               53
      Other, net                                                               42                 34               56
                                                                           ------             ------           ------
                                                                            1,238                924              847
                                                                           ------             ------           ------

             Income before provision for/(benefit from) income taxes
                and minority interest                                       1,635              3,198            4,480

Provision for/(benefit from)  income taxes                                   (93)              1,126            1,573
                                                                           ------             ------           ------
             Income before minority interest                               $1,728             $2,072           $2,907
                                                                           ======             ======           ======

Income (loss) attributable to minority interest                               (13)                51               70
             Net income                                                    $1,741             $2,021           $2,837

Per share information Earnings per common share:
          Basic                                                              $.24               $.29             $.40
          Diluted                                                            $.23               $.27             $.36

Income available to common stockholders                                    $1,741             $2,021           $2,671

      Weighted average common shares:
          Basic                                                         7,143,000          7,087,000        6,604,000
          Diluted                                                       7,499,000          7,499,000        7,319,000

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

5.       Inventories:

         Inventories consist of the following:

                                                                             Work in          Finished
                                                       Raw Material          Process            Goods            Total
                                                       ------------          -------          --------           -----
        February 22, 2002                                  $110                4,470            2,581            $7,161
        February 23, 2002                                   359                2,105            2,160            $4,624

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