Form 10-K, Exhibit 13
period 2003-04-30
ENVIRONMENTAL TECTONICS CORP
filed 2003-05-29
CIK 33113

EXHIBIT 13
----------

                                   PORTIONS OF
                       ENVIRONMENTAL TECTONICS CORPORATION
                                      2003
                          ANNUAL REPORT TO STOCKHOLDERS

FINANCIAL REVIEW
($ in thousands, except share and per share data)

Fiscal Year End                               2003                2002               2001               2000                1999
---------------                               ----                ----               ----               ----                ----
Net sales                                $   43,123          $   32,527         $   32,452         $   34,920          $   29,225
Gross profit                                 14,198              11,465             13,075             12,798              11,672
Operating income                              4,116               2,873              4,122              5,327               4,759
Net income                                    2,493               1,741              2,021              2,873               2,170
Earnings per common share:
     Basic                                      .35                 .24                .29                .40                 .32
     Diluted                                    .33                 .23                .27                .36                 .29
Working capital                              31,216              30,683             25,070             16,306              13,755
Long-term obligations                        12,643              16,688             12,778              4,455               4,219
Total assets                                 47,698              48,482             40,705             31,897              35,448
Total stockholders' equity                   25,907              20,782             18,796             16,245              11,030
Weighted average common shares:
     Basic                                7,153,000           7,143,000          7,087,000          6,604,000           5,861,000
     Diluted                              7,497,000           7,499,000          7,499,000          7,319,000           6,312,000

All earnings per share and share amounts have been restated to reflect a 2-for-1 stock split effective May 28, 1999. No cash dividends have ever been paid on the Company's common stock, and the Company is prohibited from declaring any cash dividends on its common stock under the terms of its credit facility.

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

         These forward-looking statements includes statements with respect to our vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including but not limited to,
(i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans and objectives of the Company or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words, "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company's control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in our Annual Report on Form 10-K, in the section entitled "Risks Particular to Our Business." Shareholders are urged to review these risks carefully prior to making an investment in the Company's common stock.

         We do not undertake to update any forward-looking statement, whether written or oral, that we may make from time to time or that may be made on our behalf from time to time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

         The Company is principally engaged in the design, manufacture and sale of software driven products used to create and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems, entertainment products, sterilizers, environmental and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies.

         The Company recognizes revenue using three methods:

         On long-term contracts, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise the cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

         Revenue for contracts under $100,000, or to be completed in less than one year, and where there are no post-shipment services included in the contract, is recognized on the date that the finished product is shipped to the customer.

         Revenue derived from the sale of parts and services is also recognized on the date that the finished product is shipped to the customer. Revenue on contracts under $100,000, or to be completed in less than one year, and where post-shipment services (such as installation and customer acceptance) are required, is recognized following customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

         In accordance with accounting principles generally accepted in the United States, recognizing revenue on contract claims and disputes, related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim.

         The Company has operating subsidiaries in the United Kingdom and Poland, maintains regional offices in the Middle East, Asia and Canada, and uses the services of approximately 100 independent sales organizations and agents throughout the world. ETC International Corporation is not an operating subsidiary. The Company considers its business activities to be divided into two segments; Aircrew Training Systems (ATS) and Industrial Group.

Critical Accounting Policies

         The discussion and analysis of the Company's financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's financial statements. Actual results may differ from these estimates under different assumptions or conditions.

         Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies include those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies.

Revenue Recognition on Long-Term Contracts

         When the performance of a contract requires a customer to pay the Company more than $100,000 and will extend beyond a 12 month period, revenue and related costs are recognized on the percentage-of-completion method of accounting. Profits expected to be realized on such contracts are recognized based on total estimated sales for the contract compared to total estimated costs at completion of the contract. These estimates are reviewed periodically throughout the lives of the contracts, and adjustments to profits resulting from any revisions are made cumulative to the date of the change. Estimated losses on long-term contracts are recorded in the period in which the losses become known to the Company.

         The Company accounts for some its largest contracts, including its contracts with the U.S. and other foreign governments, using the percentage-of-completion method. If the Company does not accurately estimate the total cost to be incurred on this type of contract, or if the Company is unsuccessful in the ultimate collection of associated contract claims, the estimated gross margins may be significantly impacted or losses may need to be recognized in future periods. Any resulting reductions in margins or contract losses could be material to the Company's results of operations and financial position.

Accounts Receivable

         The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer's current credit worthiness. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While the Company's credit losses have historically been within its expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Additionally, as a result of the concentration of international receivables, the Company cannot predict the effect, if any, which geopolitical risk and uncertainty will have on the ultimate collection of its international receivables.

         In accordance with accounting principles generally accepted in the United States, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.

Results of Operations

Fiscal 2003 versus Fiscal 2002
------------------------------

         The Company had net income of $2,493,000 or $.33 per share (diluted) in 2003 versus net income of $1,741,000 or $.23 per share (diluted) in fiscal 2002. Operating income was $4,116,000, an increase of $1,243,000 or 43.3% over 2002. This increase was primarily the result of increased gross profits due to higher sales volumes, partially offset by higher general and administrative expenses and research and development expenses.

         Total sales in fiscal 2003 were $43,123,000, an increase of $10,596,000 or 32.6% over 2002, representing increases in all segments except hyperbaric. Primary contributors were additional international revenues for Aircrew Training Systems (ATS) (increased by $5,404,000) which benefited from a human centrifuge project in Southeast Asia, higher government sales for ATS (increased $2,099,000) reflecting the impact of the settlement with the U.S. Navy on the centrifuge contract and hyperbaric sales for a large U.S. Navy submarine rescue project, higher domestic sterilizer sales (increased by $1,245,000), and additional sales for domestic entertainment (increased by $1,409,000) which was involved in full production of a large project. Geographically, domestic sales were up $2,468,000 or 11.6%, and represented 54.9% of total sales, down from 65.2% in fiscal 2002, primarily reflecting sterilizer and entertainment activity. U.S. government sales increased to $4,626,000, as compared to $1,194,000 in fiscal 2002, and represented 10.8% of total sales, up from 3.7% of total sales in fiscal 2002. International sales, including those from the Company's foreign subsidiaries, were up $4,695,000 or 46.4%, and represented 34.3% of total sales, up from 31.1% in fiscal 2002, primarily reflecting an increase in ATS sales. Throughout the Company's history, most of the sales for Aircrew Training products have been made to international customers.

         Customers representing 10% or more of sales in fiscal 2003 were the Walt Disney Company, $17,268,000 or 40.0%, and the Royal Malaysian Air Force, $7,203,000 or 16.7%. In fiscal 2003, international sales totaling at least $500,000 per country were made to customers in Malaysia, Thailand and China. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for the Royal Malaysian Air Force and a domestic sterilizer customer constituted 27.6% and 11.8% respectively of the Company's backlog at February 28, 2003. For a discussion of the additional risks associated with our international operations, see "Risks Related to Our Business--There are certain risks inherent in our international business activities, which constitute a significant portion of our business," in our Annual Report on Form 10-K.

         On a segment basis, sales of the Company's ATS products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $31,612,000 in fiscal 2003, an increase of $8,983,000, or 39.7% over fiscal 2002. Sales of these products accounted for 73.3% of the Company's sales compared to 69.6% in fiscal 2002. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $1,613,000 to $11,511,000, an increase of 16.3%, and constituted 26.7% of the Company's total sales compared to 30.4% in fiscal 2002.

         Significant claims outstanding at February 28, 2003 included a new claim with the U.S. Navy ($2.1 million recorded) and two claims with an international customer ($9.6 million recorded). On May 9, 2002, the Company reached a final settlement agreement totaling approximately $6.9 million with the U.S. Navy for a claim on a centrifuge contract completed in 1996 to resolve all outstanding amounts related to this claim. The outstanding claims with the international customer are both in arbitration. Although recorded as a current asset in the financial statements, all claim revenues may not be received in full during fiscal 2004.

         Gross profit for fiscal 2003 increased by $2,733,000 or 23.8% from fiscal 2002 as the increased sales volume was only partially offset by a 2.3 percentage point reduction in the rate as a percentage of sales. Reduced rates as a percentage of sales were primarily evidenced in international environmental, government hyperbaric and domestic simulation. Acting as a partial offset was an increase in gross profit dollars and rate as a percentage of sales for Aircrew Training Systems.

         Operating income for fiscal 2003 was $4,116,000, an increase of $1,243,000 or 43.3% over fiscal 2002. On a segment basis, ATS had an operating income of $4,979,000, an increase of $2,348,000 or 89.2% from fiscal 2002, while the Industrial Group had an operating income of $52,000 in fiscal 2003 compared to an operating income of $1,347,000 in fiscal 2002. These segment operating incomes were offset, in part, by unallocated corporate expenses of $915,000, a decrease of $190,000 from fiscal 2002.

         The improvement in operating income for the ATS segment in fiscal 2003 was due to increased international sales at a higher gross profit rate as a percentage of revenues partially offset by higher general and administrative expenses including commissions.

         The Industrial Group segment's decrease in operating income in fiscal 2003 reflected increased sales offset by a 13.2 percentage point reduction in the gross profit rate as a percentage of sales and additional general and administrative expenses. Both the environmental and hyperbaric product lines experienced reduced gross profit percentages.

         Selling and administrative expenses increased $1,454,000 or 18.2% in fiscal 2003 as compared to fiscal 2002 primarily reflecting increased commissions on the sales increase and increased claims expenses associated with the Company's ongoing claims activity. As a percentage of sales, selling and administrative expenses were 21.9% in fiscal 2003 compared to 24.6% in fiscal 2002.

         Research and development expenses increased slightly, up $36,000 or 6.0% in fiscal 2003 as compared to fiscal 2002, reflecting slightly higher activity at the Company's Turkish branch. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2003 were $1,193,000 compared to $989,000 in fiscal 2002. Amortization of software costs, which was charged to cost of sales, was $653,000 and $496,000 for fiscal 2003 and fiscal 2002, respectively.

         Interest expense (net of interest income) decreased $576,000 or 52.7% in fiscal 2003 from fiscal 2002 reflecting reduced average borrowings at lower rates and reduced amortization of deferred finance expenses. During fiscal 2002, deferred finance costs associated with the Company's refinancing in March 1997, which debt was subsequently paid off in March 2000, were charged off. Letter of credit and other expenses increased $194,000 or 134.7% in fiscal 2003 over fiscal 2002, principally due to increased banking fees associated with the Company's former lender.

         The Company's provision for taxes in fiscal 2003 was calculated based on a consolidated rate of 24.7%, primarily reflecting the impact of research and experimentation tax credit refunds. The Company will continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

         During the second quarter of fiscal 2003, the Company reached a settlement with Inland Revenue in Great Britain which resulted in an additional tax assessment of $15,000. Additionally, the Internal Revenue Service is currently performing a routine audit of the Company's fiscal 2000 tax filing. The Company is currently not able to assess whether any additional tax liability will result from the audit, although at this point the Company believes that any additional taxes, if any, will be immaterial.

Fiscal 2002 versus Fiscal 2001
------------------------------

         The Company had net income of $1,741,000 or $.23 per share (diluted) in fiscal 2002, versus a net income of $2,021,000 or $.27 per share (diluted) in fiscal 2001. Operating income was $2,873,000, a decrease of $1,249,000 or 30.3% over fiscal 2001. This decrease was primarily the result of a reduced gross margin partially offset by lower general and administrative expenses and research and development expenses.

         Total sales increased $75,000 or 0.2% in fiscal 2002 over fiscal 2001 representing increases in entertainment (increased by $7,459,000, 88.8%), environmental (increased by $428,000, 17.7%) and hyperbaric systems (increased by $967,000, 31.1%). Partial offsets were Aircrew Training Systems (ATS) sales (decreased by $6,793,000, 50.3%) including sales from the Company's Polish subsidiary, sales of sterilizers and simulation sales by the Company's Florida branch. Entertainment sales benefited from increased production on the Company's main ride contract. Environmental sales were up internationally representing a test room for Russia and two large chamber contracts in China. Hyperbaric sales increased as two large chambers for a Southeast Asian customer were shipped. ATS sales were negatively impacted by the general economic downturn and global disruption that affected the world in fiscal 2002. With the tightening of worldwide governmental spending and the political fall out from the September 11, 2001 tragedy, as an international supplier of aircrew training devices, the Company saw a significant impairment in its ability to close many large international contracts. This was coupled with a major economic disruption and currency devaluation in Turkey, where the Company's ETC-Information Systems performs contract software for local customers, and the inability of the Polish Government to approve a national budget, which delayed contract awards for our Polish Subsidiary. Sterilizer shipments were hindered by customer schedule slippages, while decreases in the Simulation line reflected reduced activity on a percentage of completion revenue basis for a large contract for a simulator at Chicago's O'Hare and Midway Airports, although this group was awarded four contracts in the second half of the year. Geographically, domestic sales were up $6,092,000 or 40.3%, and represented 65.2% of total sales, up from 46.6% in fiscal 2001, primarily reflecting the aforementioned entertainment activity. U.S. government sales were down $869,000 or 42.1%, and represented 3.7% of total sales, down from 6.4% in fiscal 2001, on lower claims revenue. International sales, including those from the Company's foreign subsidiaries, were down $5,148,000 or 33.7% and represented 31.1% of total sales, down from 47.0% from fiscal 2001, reflecting the aforementioned global conditions during much of fiscal 2002. Additionally, international sales were down due to reduced sales in the United Kingdom and Nigeria, as large contracts were completed or stopped in these regions. U.S. government sales reflected reduced ATS claim revenue. Throughout the Company's history, most of the sales for Aircrew Training products have been made to international customers.

         Customers representing 10% or more of sales in fiscal 2002 were the Walt Disney Company, $15,859,000 or 48.8%, and the Royal Thai Air Force, $3,285,000 or 10.1%. In fiscal 2002, international sales totaling at least $500,000 per country were made to customers in Great Britain, Japan, Turkey, Thailand, Russia, and Nigeria. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for the Walt Disney Company constituted 44.1% of the Company's backlog at February 22, 2002.

         On a segment basis, sales of the Company's Aircrew Training Systems
(ATS) products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $22,629,000 in fiscal 2002, a decrease of $692,000, or 3.0% over fiscal 2001.
Sales of these products accounted for 69.6% of the Company's sales compared to 72.6% in fiscal 2001. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $766,000 to $9,898,000, an increase of 8.4%, and constituted 30.4% of the Company's total sales compared to 27.4% in fiscal 2001.

         Significant claims outstanding at February 22, 2002 included the U.S. Navy ($5.5 million recorded) and an international customer ($5.7 million recorded). On May 9, 2002, the Company reached a final settlement agreement totaling approximately $6.9 million with the U.S. Navy for all outstanding amounts. The outstanding claims with the international customer were either under review by the customer or in litigation at February 28, 2002.

         Gross profit decreased $1,160,000 or 12.3%, primarily reflecting reduced claims revenue.

         Operating income decreased $1,249,000, or 30.3%, in fiscal 2002 compared to fiscal 2001. On a segment basis, ATS had an operating income of $2,631,000, a decrease of $3,163,000 from fiscal 2001, while the Industrial Group had an operating income of $1,347,000 compared to an operating loss of $906,000 in fiscal 2001. These segment operating incomes were offset, in part, by unallocated corporate expenses of $1,105,000, an increase of 339,000 over fiscal 2001.

         Selling and administrative expenses decreased $58,000, or 0.7%, in fiscal 2002 as compared to fiscal 2001, primarily reflecting reduced legal expenses to support international claims. As a percentage of sales, selling and administrative expenses were 24.6% compared to 24.8% in fiscal 2001.

         Research and development expenses decreased significantly by $303,000, or 33.6%, in fiscal 2002 as compared to fiscal 2001, as these activities were curbed during the year, especially at the Company's Turkish branch. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for 2002 were $989,000 compared to $550,000 in 2001. Amortization of software costs, which was charged to cost of sales, was $496,000 and $455,000 for 2002 and 2001, respectively.

         Interest expense (net of interest income) increased $269,000, or 32.6%, in fiscal 2002 over fiscal 2001 reflecting higher borrowings albeit at a lower average rate. Additionally, during the third quarter of fiscal 2002, $195,000 of deferred finance costs associated with the Company's refinancing in March 1997, which debt was subsequently paid off in March 2000, were charged off. Letter of credit and other expenses increased $45,000, or 41.3%, in fiscal 2002 over fiscal 2001 principally due to increased letter of credit fees.

         The Company's benefit from taxes was calculated based on a consolidated rate of (5.7%), primarily reflecting approximately $619,000 of research and experimentation tax credit refunds. The Company will continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

Liquidity and Capital Resources

         During fiscal 2003, the Company generated $7,580,000 of cash from operating activities. This primarily reflected cash from net income and non-cash expenses such as depreciation and amortization and significant reductions in receivables and costs and estimated earnings in excess of billings on uncompleted long-term contracts. Providing a partial offset were an increase in inventory and reductions in accounts payable, customer deposits and accrued income taxes. In general, the cash generation from operations reflected strong collections on long-term contracts, the settlement on the centrifuge contract with the U.S. Navy, and positive operating performance.

         The Company's investing activities used $784,000 in fiscal 2003 and consisted of purchases of capital equipment and capitalized software.

         The Company's financing activities used $4,755,000 of cash during fiscal 2003. This primarily reflected a significant repayment of the Company's prior bank line and an increase in restricted cash to cash collateralize international letters of credit which was only partially offset by cash from the Company's new convertible note and additional paid-in capital associated with the convertible note and common stock warrants under the new financing. (Reference Note 6 to the Consolidated Financial Statements, Long-Term Obligations and Credit Arrangements.)

         The Company has historically financed operations through a combination of cash generated from operations, equity offerings and bank debt. On February 19, 2003, the Company completed a refinancing of its indebtedness with PNC Bank, National Association and H.F. Lenfest in the aggregate amount of $29,800,000. The Company used a portion of the proceeds from the financing to satisfy its existing debt obligations to Wachovia Bank, the Company's former lender, and to permit PNC Bank to issue a letter of credit to support outstanding bonds issued by Company. The transaction resulted in net proceeds (after transaction expenses and payment of existing debt) to the Company of approximately $3,600,000. The net proceeds have been used by the Company for working capital purposes, and general corporate purposes directly related to growth.

         In accordance with the terms of an amendment, dated April 30, 2003, the PNC Bank facility was incureased and, as of the date of this Annual Report on Form 10-K, includes: (i) a revolving credit facility in the maximum aggregate principal amount of $14,800,000 to be used for the Company's working capital and general corporate purposes, including capital expenditures, with a sublimit for issuances of letters of credit in the maximum amount of $10,300,000, and (ii) a standby letter of credit in the amount of $5,025,410 as credit support for the Company's bonds.

         The terms and conditions of the revolving loan and the line of credit are set forth in a Credit Agreement, as amended, between the Company and PNC Bank. Availability under the facility is determined each month based on a borrowing base consisting of a portion of the Company's receivables, inventory and costs and estimated earnings in excess of billings, net of billings in excess of costs and estimated earnings on uncompleted long-term contracts. As of February 28, 2003, availability under the $14,800,000 revolving facility was $7,913,000, which the Company had fully utilized.

         The obligations of the Company to PNC Bank under the Credit Agreement are secured by a senior security interest in all of the assets of the Company, including all real property owned by the Company.

         In connection with the financing provided by Mr. Lenfest, the Company entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest, pursuant to which the Company issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and
(ii) warrants to purchase 803,048 shares of the Company's common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Mr. Lenfest. The note accrues interest at the rate of 10% per annum and matures on February 18, 2009. The note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.

         The obligations of the Company to Mr. Lenfest under the Convertible Note and Warrant Purchase Agreement are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.

         Prior to the consummation of the refinancing, ETC Asset Management, LLC, a shareholder of the Company and a holder of warrants to purchase 332,820 shares of the Company's common stock, consented to the transactions contemplated under the Credit Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ETC Asset Management waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ETC Asset Management's consent, the Company issued to ETC Asset Management warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ETC Asset Management warrants have substantially the same terms as the warrants issued to Mr. Lenfest.

         The Company believes that cash generated from operating activities as well as future availability under its credit agreement will be sufficient to meet its future obligations through at least May 31, 2004.

         In reference to the Company's outstanding claims with an international customer, to the extent the Company is unsuccessful in further recovery of contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had good experience in that recoveries have exceeded recorded claims (see Note 2 to the Consolidated Financial Statements, Accounts Receivable).

         The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 6 and 7 to the consolidated financial statements for additional information on our long-term debt and operating leases.

                                                                          Payments Due by Period
                                              ------------------------------------------------------------------------------
                                              Total       Less Than 1 Year      1-3 Years       4-5 Years      After 5 Years
                                              -----       ----------------      ---------       ---------      -------------
                                                                            (in thousands)
Long-term debt, including current
   maturities                                  $12,924          $281            $1,432            $ 550            $10,661
Operating leases                                   530           249               281                -                  -
Total                                          -------          ----            ------            -----            -------
                                                13,454          $530            $1,713            $ 550            $10,661

         The Company's sales backlog at February 28, 2003 and February 22, 2002, for work to be performed and revenue to be recognized under written agreements after such dates, was $21,454,000 and $28,148,000, respectively. This decline is primarily due to the near completion of a large contract for the Walt Disney Company. In addition, the Company's training, maintenance and upgrade contracts backlog at February 28, 2003 and February 22, 2002, for work to be performed and revenue to be recognized after such dates under written agreements, was approximately $3,931,000 and $1,485,000, respectively. Of the February 28, 2003 backlog, approximately $16,428,000 was under contracts for ATS and maintenance support including $7,007,000 for the Royal Malaysian Air Force. Approximately 91% of the February 28, 2003 backlog is expected to be completed prior to February 27, 2004.

         The Company's order flow does not follow any seasonal pattern as the Company receives orders in each fiscal year of its fiscal year.

Recent Accounting Pronouncements

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections:

         In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections." SFAS No. 145 changes the accounting principles governing extraordinary items by clarifying, and to some extent, modifying, the existing definition and criteria, specifying disclosure for extraordinary items and specifying disclosure requirements for other unusual or infrequently occurring events and transactions that are not extraordinary items. SFAS No. 145 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. The adoption of SFAS No. 145 is not expected to have a significant impact on the financial condition or results of operations of the Company.

Accounting for Costs Associated with Exit or Disposal Activities:

         In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement provides financial accounting and reporting guidance for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring". SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, with early adoption encouraged. The adoption of the statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

         Accounting for Costs Associated with Exit or Disposal Activities:

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement provides financial accounting and reporting guidance for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of the statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

         In November 2002, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has not historically issued guarantees and does not anticipate FIN 45 will have a material effect on its fiscal 2004 consolidated financial statements.

         In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise acquires an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have material effect on the Company's consolidated financial position, results of operations, or cash flows.

         On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments.

         o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets

         o instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; includes put options and forward purchase contracts

         o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

         SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

         Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Market for the Registrant's Common Stock and Related Security Holder Matters

         The Company's common stock is traded on the American Stock Exchange under the symbol "ETC." As of May 15, 2003, the Company had 295 shareholders of record.

         The following table sets forth the quarterly ranges of high and low sale prices for shares of the common stock for the periods indicated.

                                                  Sale Prices
                                                  -----------
                                        High                       Low
                                        ----                       ---
         Fiscal 2003
         First Quarter                 $9.15                      $6.20
         Second Quarter                 7.85                       6.00
         Third Quarter                  6.45                       5.80
         Fourth Quarter                 6.40                       5.86

         Fiscal 2002
         First Quarter                $10.05                      $8.30
         Second Quarter                 9.05                       6.80
         Third Quarter                  8.50                       6.60
         Fourth Quarter                 7.50                       5.70

         The Company has never paid any cash dividends on its common stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current credit facility prohibits the payment of any dividends by the Company without the lender's prior written consent.

Equity Compensation Plan Information

                                                                                         Number of securities
                                                                                         remaining available
                             Number of securities to be     Weighted-average exercise    for future issuance under
                             issued upon exercise of        price of outstanding         equity compensation plans
                             outstanding options,           options, warrants and        (excluding securities
Plan Category                warrants and rights            rights                       reflected in column (a))
------------------           ---------------------------    -------------------------    ------------------------
                                          (a)                           (b)                         (c)
Equity compensation plans
approved by
security holders                     1,000,000                         $7.20                       421,614

Equity compensation plans
not approved by security
holders                                420,000                           N/A                       342,999
                                     ---------                         -----                       -------

Total                                1,420,000                         $7.20                       764,613
                                     =========                         =====                       =======

The following plans have not been approved by our stockholders:

Employee Stock Purchase Plan
----------------------------

         The Company has an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% stockholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee's contribution.

Stock Award Plan
----------------

         The Company has a Stock Award Plan which was adopted by the Board of Directors on April 7, 1993. All employees including officers of the Company meeting service requirements are eligible to receive awards under the Plan.

               Report of Independent Certified Public Accountants

Board of Directors
Environmental Tectonics Corporation

         We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 28, 2003 and February 22, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 28, 2003 and February 22, 2002, and the consolidated results of their operations and cash flows for each of the three fiscal years in the period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

         We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 28, 2003 and February 22, 2002 and for each of the three fiscal years in the period ended February 28, 2003. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.

         As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $11.7 million related to claims made to or against the United States government and an international customer for contract costs incurred through February 28, 2003. The total net claims amount made is approximately $38.3 million based on costs incurred through February 28, 2003, and is subject to negotiation, arbitration and audit by the United States government and the international customer.

         As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on February 23, 2002.

Grant Thornton LLP
--------------------------
Philadelphia, Pennsylvania
May 8, 2003

Consolidated Balance Sheets ($ in thousands, except share data)

                                                               February 28, 2003      February 22, 2002
                                                               -----------------      -----------------
ASSETS
Cash and cash equivalents                                              $  4,305             $  2,261
Cash equivalents restricted for letters of credit                         3,189                  569
Accounts receivable, net                                                 16,193               19,856
Costs and estimated earnings in excess of billings on
     uncompleted long-term contracts                                      5,441                9,391
Inventories                                                               8,494                7,161
Deferred tax asset                                                          689                  715
Prepaid expenses and other current assets                                   983                  921
                                                                       --------             --------

     Total current assets                                                39,294               40,874

Property, plant and equipment, net                                        5,086                5,318
Software development costs, net of accumulated amortization
     of $6,819 and $6,166 in 2003 and 2002, respectively                  2,224                1,684

Goodwill and intangibles                                                    477                  477

Other assets, net                                                           617                  129
                                                                       --------             --------

Total assets                                                           $ 47,698             $ 48,482
                                                                       ========             ========

LIABILITIES
Current portion of long-term obligations                               $    281             $    281
Accounts payable - trade                                                  1,778                3,438
Billings in excess of costs and estimated earnings on
     uncompleted long-term contracts                                      1,463                  499

Customer deposits                                                         3,000                3,684
Accrued income taxes                                                         --                  731
Other accrued liabilities                                                 1,556                1,558
                                                                       --------             --------

Total current liabilities                                                 8,078               10,191
                                                                       --------             --------

Long-term obligations, less current portion:
     Credit facility payable to banks                                       600               11,755
     Long term bonds                                                      4,645                4,920
     Subordinated debt                                                    7,391                   --
     Other                                                                    7                   13
                                                                       --------             --------

                                                                         12,643               16,688
                                                                       --------             --------

Deferred tax liability                                                    1,022                  735
                                                                       --------             --------

     Total liabilities                                                 $ 21,743             $ 27,614
                                                                       --------             --------

Minority Interest                                                            48                   86

STOCKHOLDERS' EQUITY
Commonstock - authorized 20,000,000 shares, $.05 par value;
      7,157,239 and 7,142,946 shares issued and
      outstanding in 2003 and 2002, respectively                       $    358             $    357

Capital contributed in excess of par value of common stock                9,331                6,703
Accumulated other comprehensive loss                                       (169)                (172)
Retained earnings                                                        16,387               13,894
                                                                       --------             --------

     Total stockholders' equity                                        $ 25,907             $ 20,782
                                                                       --------             --------

     Total liabilities and stockholders' equity                        $ 47,698             $ 48,482
                                                                       ========             ========

                        The accompanying notes are an integral part of the consolidated financial statements.


                                                                 12

Consolidated Statements of Operations ($ in thousands, except share data)

                                                            53 Weeks Ended        52 Weeks Ended        52 Weeks Ended
                                                           February 28, 2003     February 22, 2002     February 23, 2001
                                                           -----------------     -----------------     -----------------
Net sales                                                       $ 43,123              $ 32,527              $ 32,452
Cost of goods sold                                                28,925                21,062                19,377
                                                                --------              --------              --------

         Gross profit                                             14,198                11,465                13,075
                                                                --------              --------              --------

Operating expenses:
     Selling and administrative                                    9,446                 7,992                 8,050
     Research and development                                        636                   600                   903
                                                                --------              --------              --------

                                                                  10,082                 8,592                 8,953
                                                                --------              --------              --------

         Operating income                                          4,116                 2,873                 4,122
                                                                --------              --------              --------

Other expenses:
     Interest expense (net)                                          518                 1,094                   825
     Letter of credit fees                                           154                   102                    65
     Other, net                                                      184                    42                    34
                                                                --------              --------              --------
                                                                     856                 1,238                   924
                                                                --------              --------              --------

         Income before provision for/(benefit from)
              income taxes and minority interest                   3,260                 1,635                 3,198

Provision for/(benefit from)  income taxes                           805                   (93)                1,126
                                                                --------              --------              --------

         Income before minority interest                           2,455                 1,728                 2,072


Income (loss) attributable to minority interest                      (38)                  (13)                   51
                                                                --------              --------              --------

Net income                                                      $  2,493              $  1,741              $  2,021
                                                                ========              ========              ========

Per share information Earnings per common share:
     Basic                                                          $.35                  $.24                  $.29
     Diluted                                                        $.33                  $.23                  $.27

Income available to common stockholders                           $2,493                $1,741                $2,021

     Weighted average common shares:
         Basic                                                 7,153,000             7,143,000             7,087,000
         Diluted                                               7,497,000             7,499,000             7,499,000

                        The accompanying notes are an integral part of the consolidated financial statements.



                                                                 13

Consolidated Statements of Changes in Stockholders' Equity ($ in thousands, except share data)

For the years ended February 28, 2003, February 22, 2002 and February 23, 2001

                                                                              Capital
                                                                            contributed      Accumulated
                                                   Common Stock             in excess of        other                      Total
                                              ------------------------      par value of    comprehensive   Retained   stockholders'
                                               Shares          Amount      common stock    income (loss)   earnings       equity
                                              ---------         ------      ------------    -------------   --------    ------------
Balance, February 25, 2000                    6,864,280         $ 343         $ 5,832        $  (62)        $10,132        $16,245

Net income for the year                               -             -               -             -           2,021          2,021
Foreign currency translation Adjustment                                                        (164)              -           (164)
                                                                                                                           -------

Total comprehensive income                                                                                                   1,857
Shares issued in connection with
   conversion of warrants                       212,866            10             508             -               -            518
Shares issued in connection with
   employee stock purchase and stock
   option plans                                  33,400             2             174             -               -            176
                                             ----------         -----         -------        ------         -------        -------

Balance, February 23, 2001                    7,110,546           355           6,514          (226)         12,153         18,796

Net income for the year                               -             -               -             -           1,741          1,741
Foreign currency translation adjustment                                                          54               -             54
                                                                                                                           -------

Total comprehensive income                                                                                                   1,795
Shares issued in connection with
   employee stock purchase and stock
   option plans                                  32,400             2             189             -               -            191
                                             ----------         -----         -------        ------         -------        -------

Balance, February 22, 2002                    7,142,946           357           6,703          (172)         13,894         20,782

Net income for the year                               -             -               -             -           2,493          2,493
Foreign currency translation adjustment                                                           3               -              3
                                                                                                                           -------

Total comprehensive income                                                                                                   2,496
Value of beneficial conversion option
   associated with issuance of
   subordinated convertible debt                      -             -           1,400             -               -          1,400
Value of warrants issued in connection
   with issuance of subordinated
   convertible debt                                   -             -           1,209             -               -          1,209
Shares issued in connection with
   employee stock purchase and stock
   option plans                                  14,293             1              19             -               -             20
                                             ----------         -----         -------        ------         -------        -------

Balance, February 28, 2003                    7,157,239         $ 358         $ 9,331        $ (169)        $16,387        $25,907
                                             ==========         =====         =======        ======         =======        =======

                        The accompanying notes are an integral part of the consolidated financial statements.


                                                                 14

Consolidated Statements of Cash Flows ($ in thousands)

                                                                          53 Weeks Ended      52 Weeks Ended     52 Weeks Ended
                                                                           February 28,        February 22,        February 23,
                                                                               2003                2002               2001
                                                                         -----------------  ------------------  -----------------
Cash flows from operating activities:
   Net income                                                                $ 2,493              $ 1,741            $ 2,021
   Adjustments to reconcile net income to net cash provided by (used
   in) operating activities
     Depreciation and amortization                                             1,401                1,475              1,278
     Increase (decrease) in allowance for accounts receivable and                (19)                 111                (87)
         inventory
     Minority interest in net loss                                               (38)                 (13)              (170)
         Deferred income taxes (benefit)                                         313                  (39)                96
     Changes in operating assets and liabilities:
         (Increase) decrease in assets
              Accounts receivable                                              3,590               (3,083)            (6,007)
              Costs and estimated earnings in excess of billings on
                 uncompleted long-term contracts                               3,950                  204               (717)
              Inventories                                                     (2,091)              (2,645)              (630)
              Prepaid expenses and other current assets                           62                 (530)                 5
              Other assets                                                        32                 (136)                34
     Increase (decrease) in liabilities:
              Accounts payable                                                (1,660)               1,509                 99
              Billings in excess of costs and estimated earnings on
                 uncompleted long-term contracts                                 964               (1,213)            (1,570)
              Customer deposits                                                 (684)               2,241             (1,492)
              Accrued income taxes                                              (731)                 (23)               291
              Other accrued liabilities                                           (2)                (319)               264
              Payments under settlement agreements                                 -                    -                (85)
                                                                             -------              -------            -------
     Net cash provided by (used in) operating activities                       7,580                 (720)            (6,670)
Cash flows from investing activities:
     Acquisition of equipment                                                   (215)                (649)            (2,628)
     Software development costs                                                 (569)                (989)              (550)
     Purchase of subsidiary, net of cash acquired                                  -                    -                195
                                                                             -------              -------            -------
     Net cash used in investing activities                                      (784)              (1,638)            (2,983)
                                                                             -------              -------            -------

Cash flows from financing activities:
     Borrowings under credit facility                                         26,396               10,899              8,071
     Payments under credit facility                                          (37,551)              (6,708)            (4,600)
     Payments on long-term bonds                                                (275)                (275)             5,470
     Proceeds from subordinated debt                                           7,391                    -                  -
     Deferred financing costs                                                   (719)                   -               (175)
     Increase in restricted cash                                              (2,620)                 (25)              (512)
     Net decrease in other long-term obligations                                  (6)                (368)                (5)
     Proceeds from issuance of common stock/warrants                           2,629                  191                694
                                                                             -------              -------            -------
     Net cash provided by financing activities                                (4,755)               3,714              8,943
     Effect of exchange rates on cash                                              3                   54               (164)
                                                                             -------              -------            -------
     Net increase (decrease) in cash and cash equivalents                      2,044                1,410               (874)
Cash and cash equivalents at beginning of year                                 2,261                  851              1,725
                                                                             -------              -------            -------
Cash and cash equivalents at end of year                                     $ 4,305              $ 2,261            $   851
                                                                             =======              =======            =======

Supplemental schedule of cash flow information:
   Interest paid                                                             $   480              $   766            $   806
   Income taxes paid                                                         $ 1,720              $   582            $   649


Supplemental information on non-cash operating and investing activities:

         During the year ended February 28, 2003, the Company reclassified $226 from inventory to property, plant and equipment and $624 from inventory to capitalized software.

         During the year ended February 23, 2001, the Company purchased for $100 a 99% ownership in ETC Europe, resulting in goodwill of $26.

         The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

1. Summary of Significant Accounting Policies:

         Nature of Business:

         Environmental Tectonics Corporation ("ETC" or the "Company") is primarily engaged in the development, marketing and manufacturing of Aircrew Training Systems (ATS) and industrial simulation equipment. The Company utilizes its internally developed software systems in virtually all of its products. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of ATS products are made principally to U.S. and foreign government agencies and to the entertainment market. Sales of industrial simulation equipment, which includes sterilizers, environmental systems and hypo/hyperbaric equipment, are made to both commercial customers and governmental agencies worldwide.

         On April 21, 1998, the Company acquired a 65% ownership in MP-PZL Aerospace Industries, Ltd. ("MP-PZL"), a simulation and advanced training device manufacturing company located in Warsaw, Poland, for $375 in cash, an 8% interest-only three-year note payable for $350 and 55,000 shares of the Company's common stock valued at $495. MP-PZL was subsequently renamed ETC-PZL Aerospace Industries SP. Z O.O. ("ETC-PZL"). The Company's cost for this acquisition was $1,220 and has been recorded in the balance sheet under the purchase method of accounting for business combinations. In connection with the acquisition, the Company recorded goodwill of $662.

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

         Principles of Consolidation:

         The consolidated financial statements include the accounts of Environmental Tectonics Corporation, Environmental Technology Corporation and ETC Delaware, its wholly owned subsidiaries, ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. All material inter-company accounts and transactions have been eliminated in consolidation. The Company's fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February.

         Use of Estimates:

         In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method (see Note 1, Revenue Recognition), claims receivable, inventory and computer software costs.

         At February 28, 2003, the Company had recorded receivables in the amount of $11.7 million for claims made or to be made against the U.S. government and an international customer for contract costs incurred through February 28, 2003. The total net claims amount filed with the U.S. government and an international customer at February 28, 2003, was approximately $38.3 million based on costs incurred through February 28, 2003. On May 9, 2002, the Company reached a final settlement agreement on one of its prior claims totaling approximately $6.9 million with the U.S. government. This settlement was paid to the Company in July 2002. The international claims are subject to negotiation, arbitration and audit by the international customer.

         Total claims outstanding at February 28, 2003 was approximately $38.3 million based on costs incurred through February 28, 2003. However, under generally accepted accounting principles, the Company had recorded only $11.7 million or 30.5% of this amount on its books.

         Revenue Recognition:

         Revenue is recognized on long-term contracts utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in

Notes to Consolidated Financial Statements ($ in thousands, except share data) cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $100, or to be completed in less than one year, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped. Under these contracts, title passes at shipment. Revenue on those types of contracts where post-shipment services (such as installation and acceptance) are required is recognized upon customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company implemented the applicable provisions of SAB 101 for the fiscal year ending February 23, 2001, with no material impact on the Company's results of operations.

         In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling costs is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies". The Company's product costs includes amounts for shipping and handling. Therefore, the Company charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Cost of Goods Sold. Adoption of this consensus opinion had no effect on the Company's current and previous classifications.

         Cash and Cash Equivalents:

         Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100. During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts. However, a significant portion of the Company's funds are with one financial institution which has had no experience of significant customer losses to date.

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

         Amortization of Goodwill:

         Goodwill of $662 was recorded in fiscal 1999 for the Company's 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101. Amortization expense was $0, $17, and $35 in fiscal years 2003, 2002 and 2001, respectively, and accumulated amortization was $113 as of February 28, 2003 and February 22, 2002.

         On February 23, 2002, we adopted SFAS No. 142 "Goodwill and Intangible Assets" (SFAS No. 142). SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $29. We have completed documentation of our transitional goodwill impairment tests and have not recorded any transitional goodwill impairment loss as a result of our adoption of SFAS No. 142. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS No. 142.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

Reported net income, exclusive of amortization expense that is related to goodwill that is no longer being amortized, would have been:

                                             February              February              February
         Fiscal year ended                     2003                  2002                   2001
         -----------------                  ---------             ---------              ---------
         Reported net earnings                $2,493                $1,741                 $2,021
         Goodwill amortization                     -                    17                     35
         Adjusted net earnings                $2,493                $1,758                 $2,056

         Basic earnings per share:
         Reported net earnings                 $0.35                 $0.24                  $0.29
         Goodwill amortization                     -                   .01                      -
         Adjusted net earnings                 $0.35                 $0.25                  $0.29

         Diluted earnings per share:
         Reported net earnings                 $0.33                 $0.23                  $0.27
         Goodwill amortization                     -                     -                      -
         Adjusted net earnings                 $0.33                 $0.23                  $0.27

         Capitalized Software Development Costs:

         The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $1,193 and $989, respectively, for the fiscal years ended February 28, 2003 and February 22, 2002. Related software amortization totaled $653, $496 and $455, respectively, for fiscal 2003, 2002, and 2001.

         Research and Development:

         Research and development expenses are charged to operations as incurred. During fiscal 2003, 2002 and 2001 the Company incurred research and development costs of approximately $636, $600, and $903, respectively.

         Amortization of Deferred Financing Costs:

         During fiscal 2002, all remaining capitalized costs relating to the March 1997 financing of the Company were expensed. Capitalized costs relating to the Company's bond issuance on March 15, 2000 are being amortized over the relevant term. Amortization expense relating to deferred financing costs was $75, $293 and $146 in fiscal 2003, 2002 and 2001, respectively (see Note 6 to Consolidated Financial Statements).

         During fiscal 2003, $719 of deferred finance costs associated with the PNC/Lenfest financing had been recorded. These costs will be amortized beginning in fiscal 2004 at a rate of $240 per year for fiscal 2004 and fiscal 2005 and $239 for fiscal 2006.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Original Issue Discount

         During fiscal 2003, the Company had recorded $2,609 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the Lenfest promissory note and the value of the associated warrants. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. This amount will be amortized using the effective interest method over six years, the term of the convertible promissory note, beginning in fiscal 2004.

         Income Taxes:

         The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with applicable tax laws.

         Long-Lived Assets:

         The Company followed the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provided guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles, and how to value long-lived assets to be disposed of. This involved a review of goodwill and other intangibles to assess recoverability from future operations using undiscounted future cash flows. Any impairments were recognized in operating results to the extent that carrying value exceeded fair value, which was determined based on the net present value of estimated future cash flows. Effective February 22, 2002, the Company adopted SFAS No. 144, "Impairment or Disposal of Long-Lived Assets" which requires additional impairment testing for long-lived assets.

         Stock Options:

         The Company accounts for stock options under the alternate provisions of SFAS No. 123 (discussed below), "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board
(APB) Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

         At February 28, 2003, the Company has one stock-based employee compensation plan, which is described more fully in Note 10 to Consolidated Financial Statements. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                                                                                          Fiscal year ended
                                                                    -------------------------------------------------------------
                                                                    February 28, 2003     February 22, 2002     February 23, 2001
                                                                    -----------------     -----------------     -----------------
        Net income, as reported                                           $ 2,493              $ 1,741                $ 2,021
        Deduct:  Total stock-based employee compensation expense
           determined under fair value based method for all
           awards, net of related tax effects                                (275)                (456)                  (472)
                                                                         --------             --------                -------
        Pro forma net income                                              $ 2,218              $ 1,285                $ 1,549
                                                                         --------             --------                -------
        Earnings per share:
             Basic--as reported                                              $.35                 $.24                   $.29
             Basic--pro forma                                                $.31                 $.18                   $.22
             Diluted--as reported                                            $.33                 $.23                   $.27
             Diluted--pro forma                                              $.30                 $.17                   $.21

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2002: expected volatility of 30.1%; risk-free interest rate of 5.01%; and an expected life of 10 years. There were no grants in fiscal 2001 and fiscal 2003.

         Advertising Costs:

         The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $464, $438 and $345 in fiscal 2003, 2002, and 2001, respectively.

         Earnings Per Common Share:

         The Company has adopted SFAS No. 128, "Earnings Per Share." This standard requires presentation of basic and diluted earnings per share together with disclosure describing the computation of the per share amounts. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

         The following table illustrates reconciliations of the numerators and denominators of the basic and diluted earnings per share computations.

                                                                           Fiscal year ended February 28, 2003
                                                                  --------------------------------------------------
                                                                                          Weighted
                                                                                           average         Per share
                                                                  Income ($000)             shares           amount
                                                                  -------------             ------           ------
                                                                   (numerator)           (denominator)
        Net income                                                    $2,493

        Basic earnings per share
             Income available to common stockholders                  $2,493                7,153,000         $.35
                                                                      ======                =========         ====
        Effective of dilutive securities
             Stock options                                                                     22,717
             Convertible Debt                                                                   4,151
             Stock warrants                                                                   317,407
                                                                                              -------
        Diluted earnings per share
             Income available to common stockholders plus
                  effect of dilutive securities                       $2,493                7,497,275         $.33
                                                                      ======                =========         ====

At February 28, 2003, options to purchase the Company's common stock totaling 421,614 shares were outstanding, 341,314 of which were not included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                                                                         Fiscal year ended February 22, 2002
                                                                  --------------------------------------------------
                                                                                          Weighted
                                                                                           average         Per share
                                                                  Income ($000)             shares           amount
                                                                  -------------             ------           ------
                                                                   (numerator)           (denominator)
        Net income                                                    $1,741

        Basic earnings per share
             Income available to common stockholders                  $1,741                7,142,946         $.24
                                                                      ======                =========         ====
        Effective of dilutive securities
             Stock options                                                                     44,180
             Stock warrants                                                                   311,460
                                                                                            ---------

        Diluted earnings per share
             Income available to common stockholders plus
                  effect of dilutive securities                       $1,741                7,498,586         $.23
                                                                      ======                =========         ====

At February 22, 2002, options to purchase the Company's common stock totaling 448,514 shares were outstanding, 313,750 of which were not included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive.

                                                                          Fiscal year ended February 23, 2001
                                                                  --------------------------------------------------
                                                                                          Weighted
                                                                                           average         Per share
                                                                  Income ($000)             shares           amount
                                                                  -------------             ------           ------
                                                                   (numerator)           (denominator)
        Net income                                                    $2,021

        Basic earnings per share
            Income available to common stockholders                   $2,021                7,087,163         $.29
                                                                      ======                =========         ====
        Effective of dilutive securities
            Stock options                                                                      97,653
            Stock warrants                                                                    313,901
                                                                                              -------

        Diluted earnings per share
            Income available to common stockholders plus
                  effect of dilutive securities                       $2,021                7,498,717         $.27
                                                                      ======                =========         ====

2. Accounts Receivable:

         The components of accounts receivable at February 28, 2003 and February 22, 2002 are as follows:

                                                                            2003                 2002
                                                                            ----                 ----
U.S. government receivables billed and unbilled contract costs
     subject to negotiation                                               $  2,719             $  6,281
U.S. commercial receivables billed                                           2,002                2,918
International receivables billed and unbilled
     contract costs subject to negotiation                                  11,918               11,030
                                                                          --------             --------


                                                                            16,639               20,229
Less allowance for doubtful accounts                                          (446)                (373)
                                                                          --------             --------
                                                                          $ 16,193             $ 19,856
                                                                          ========             ========

         U.S. government receivables billed and unbilled contract costs subject to negotiation:

         Unbilled contract costs subject to negotiation as of February 28, 2003 represent claims made against the U.S. government under a contract for a submarine rescue decompression project. These costs, totaling $2,066, were recorded beginning in fiscal year 2002, and include $1,691 recorded during fiscal year 2003. Unbilled contract costs subject to negotiation as of February 22, 2002 included claims made against the U.S. government under a contract for a centrifuge of $5,547. On May 9, 2002, the Company reached a final settlement agreement totaling $6,910 with the U.S. Navy for all outstanding amounts on this claim.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         International receivables billed:

         International receivables billed included $700 at February 28, 2003 and February 22, 2002 related to a certain contract with the Royal Thai Air Force.

         In October 1993, the Company was notified by the Royal Thai Air Force
(RTAF) that the RTAF was terminating a certain $4,600 simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $230 performance bond, as well as a draw on an approximately $1,100 one advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed the testing with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events, one of which was a delay in obtaining an export license to ship parts required to complete the trainers. On August 30, 2001, the Company received a payment of $230 representing the amount due on the performance bond.

         The open balance of $700 due on the contract represents the total net exposure to the Company on this contract. As of February 28, 2003, the Company has authorized its Thai attorneys to commence and prosecute arbitration proceedings, and it is anticipated that this will occur in the near future. However, since the circumstances that caused a delay are commonly considered "force majeure" events, and since the contract under question allows for consideration of "force majeure" events, the Company believes that the open balance related to this contract is collectible and will continue to treat this balance as collectible until a final unappealable legal decision is rendered by a competent Thai tribunal. The Company has enjoyed a favorable relationship with the RTAF. It currently has both maintenance and upgrade contracts with the RTAF for the trainers that are the subject of the dispute, and it is not anticipated that the initiation of legal action against the RTAF will have any material adverse impact on future sales to the RTAF. As of the date of this Annual Report on Form 10-K, the Company is not able to determine what, if any, impact the extended completion and payment period will have upon the receipt of the total amount due.

         Unbilled contract costs subject to negotiation represent claims made or to be made against an international customer for two contracts covering 1996 to the present. Trade and claims receivables and resulting revenue aggregating $9,451 have been recorded. Claim costs have been incurred in connection with customer caused delays, errors in specifications and designs, and other out-of-scope items and exchange losses and may not be received in full during fiscal 2004. In conformity with accounting principles generally accepted in the United States, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company is currently in arbitration with the international customer on both contracts. The company is currently updating and finalizing additional claims. As a related item, during the third quarter of fiscal 2000, an international customer, citing failure to deliver product within contract terms, assessed liquidated damages totaling approximately $1,600 on two contracts currently in progress. The Company disputes the basis for these liquidated damages and is vigorously contesting them. However, following generally accepted accounting principles, the Company has reduced contract values and corresponding revenues by approximately $1,600.

         On July 20, 2001, the Company was notified by an international customer that they were terminating the centrifuge contract, which was approximately 90% complete. The termination included a request for the refund of advance milestone payments made to date.

         The Company is arbitrating disputes which have arisen under this contract in the United Kingdom but is unable to assess the ultimate impact of the termination of the contract on current operations and financial condition. A limited hearing was held in January 2003 to review certain threshold contractual interpretation issues related to performance and safety. A full hearing on all issues is tentatively scheduled for October and November 2003.

         Based on witness statements, expert reports and other facts, the Company believes that it has a reasonable basis to refute the safety concerns of the U.K. Ministry of Defense. The Company has installed seven centrifuges in the last 15 years throughout the world and none of these centrifuges have caused any accidents or injuries. The Company does not plan to reduce the carrying value of the trade and claims receivables of $6,842 until all unresolved matters have been properly adjudicated in the arbitration proceedings.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Claim bookings in fiscal 2003 and 2002 decreased operating income by $675 and $661 respectively. Claims bookings in fiscal 2001 increased operating income by $1,325. All amounts are net of associated manufacturing costs and legal expenses.

         Net claims receivables were $11,700 and $9,600 at February 28, 2003 and February 28, 2002, respectively.

3. Costs and Estimated Earnings on Uncompleted Contracts:

         Unbilled costs

         Amounts not billed nor yet billable totaled $25,700 at February 28, 2003. Under most of the Company's contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, or upon shipment. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

         The following is a summary of long-term contracts in progress at February 28, 2003 and February 22, 2002:

                                                                                            2003                 2002
                                                                                          --------             --------
         Costs incurred on uncompleted long-term contracts                                $ 23,941             $ 29,004
         Estimated earnings                                                                  9,757               12,677
                                                                                          --------             --------
                                                                                            33,698               41,681
         Less billings to date                                                             (29,720)             (32,789)
                                                                                          --------             --------
                                                                                          $  3,978             $  8,892
                                                                                          ========             ========

                                                                                            2003                 2002
                                                                                          --------             --------
         Included in accompanying balance sheets under the following captions:
              Costs and estimated earnings in excess of billings
                 on uncompleted long-term contracts                                       $  5,441             $  9,391
              Billings in excess of costs and estimated earnings on
                 uncompleted long-term contracts                                            (1,463)                (499)
                                                                                          --------             --------
                                                                                          $  3,978             $  8,892
                                                                                          ========             ========

         Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200 in fiscal 2003, 2002 and 2001.

4. Inventories:

         Inventories consist of the following:

                                                           Work in
                                     Raw Material          Process        Finished Goods       Total
                                     ------------          -------        --------------       -----
         February 28, 2003               $322               $5,629           $2,543            $8,494
         February 22, 2002                110                4,470            2,581             7,161

Inventory is presented above net of an allowance for obsolescence of $ 646 and $ 738 in fiscal 2003 and 2002, respectively.

5. Property, Plant and Equipment:

         The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 28, 2003 and February 22, 2002:

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                                                                                        Estimated
                                                                                          useful
                                                      2003               2002             lives
                                                      ----               ----           ---------
         Land                                        $   100            $   100
         Building and building additions               3,763              3,763          40 years
         Machinery and equipment                       8,611              8,173         3-5 years
         Office furniture and equipment                1,195              1,192          10 years
         Building improvements                         1,393              1,393        5-10 years
                                                     --------           --------
                                                      15,062             14,621
         Less accumulated depreciation                (9,976)            (9,303)
                                                     --------           --------

              Property, plant and equipment, net     $ 5,086            $ 5,318
                                                     =======            =======

Depreciation expense for the fiscal years ended February 28, 2003, February 22, 2002 and February 23, 2001, was $ 673, $ 668 and $ 602, respectively.

6. Long-Term Obligation and Credit Arrangements:

         Long-term obligations at February 28, 2003 and February 22, 2002 consist of the following:

                                                                                   2003               2002
                                                                                 -------             -------
         Credit facility payable to banks                                        $   600             $11,755
         Long Term Bonds                                                           4,920               5,195
         Subordinated debt, net of unamortized discount of $2,609                  7,391                   -
         Term loans payable, accruing interest at between 9% and 9.9%
              collateralized by priority liens on certain equipment                   13                  19
                                                                                 -------             -------
                                                                                  12,924              16,969
         Less current portion                                                       (281)               (281)
                                                                                 -------             -------
                                                                                 $12,643             $16,688
                                                                                 =======             =======

         The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

                 2004                                       $   281
                 2005                                           281
                 2006                                           876
                 2007                                           275
                 2008 and thereafter                         11,211
                                                            -------
         Total future obligations                           $12,924
                                                            =======

         The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the days outstanding method as of February 28, 2003 and February 22, 2002 are as follows:

                                                  2003             2002
                                                  ----             ----
         Approximate average loan balance          8,219          10,631
         Maximum aggregate                        11,445          11,926
         Weighted average interest rate             4.37%           6.35%

         The Company established a senior credit facility with PNC Bank, National Association on February 19, 2003 and amended the facility on April 30, 2003. The PNC facility includes: (i) a revolving credit facility in the maximum aggregate principal amount of $14,800 to be used for the Company's working capital and general corporate purposes, including capital expenditures, with a sublimit for issuances of letters of credit in the maximum amount of $10,300, and (ii) a standby letter of credit in the amount of $5,025 as credit support for the Company's bonds.

         Interest is charged on direct borrowings at the bank's prime rate plus 0.75% for a base rate loan or for a Eurodollar loan, LIBOR plus 3.25% or adjusted LIBOR in 2002 and 2001. The interest rates ranged from 4.00% to 5.00% during fiscal 2003 and from 4.50% to 8.25% during fiscal 2002.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         The terms and conditions of the revolving loan and the line of credit are set forth in a credit agreement between the Company and PNC. Availability under the facility is determined each month based on a borrowing base consisting of a portion of the company's receivables, inventory and costs and estimated earnings in excess of billings net of billings in excess of costs and estimated earnings on uncompleted long-term contracts. As of February 28, 2003, availability under the $12,000 revolving facility was $7,913, which the Company had fully drawn.

         The PNC credit facility is secured by (i) the grant of a first and prior security interest in all of the personal property of the Company, Entertainment Technology Corporation ("Entertainment"), and ETC Delaware, Inc. ("ETC Delaware"), each a wholly-owned subsidiary of the Company, in favor of PNC; (ii) the Company's grant of a first and prior security interest in all of the Company's accounts, deposits and all other negotiable and non-negotiable instruments owned by the Company in favor of PNC; (iii) the Company's grant of a first and prior mortgage on all of the Company's real property in favor of PNC; and (iv) the Company's grant of a first and prior security interest in all of the Company's rights to (a) all of the shares of capital stock of each of Entertainment and ETC Delaware and (b) 65% of the shares of capital stock owned by the company of each of its foreign subsidiaries in favor of PNC. In addition, the PNC credit agreement requires that Entertainment and ETC Delaware guarantee the Company's obligations under the PNC facility.

         Also on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with H.F. Lenfest ("Lenfest") for $10,000 face value of senior subordinated debt. The note accrues interest at the rate of 10% per annum and matures on February 18, 2009. The note allows Lenfest to convert all or part of the outstanding principal thereunder into shares of common stock at a conversion price of $6.05 per share.

         The promissory note allows for quarterly interest payments in arrears with the principal due on February 18, 2009. At the Company's option, the quarterly interest payments may be deferred and added to the outstanding principal. At Lenfest's option, any deferred interest amounts may be converted into shares of common stock under the same terms and conditions as the convertible note.

         The Company has obtained a valuation from an independent valuation firm of the convertible note and the associated warrant. Based on the results of this valuation, at February 28, 2003, $1,400 of value had been assigned to the beneficial conversion feature of the convertible note and $1,209 had been assigned to the value of the associated warrants. Both of these amounts have been credited to additional paid-in capital as of February 28, 2003, and the same amounts will be amortized to interest expense on the consolidated statement of operations over six years, the term of the convertible note, beginning in 2004.

         The Company used a portion of the proceeds from the financing to satisfy its existing obligations to Wachovia Bank, the Company's former lender, and to permit PNC to issue a letter of credit to support the Company's bonds.

         The Company's letter of credit limit under the revolving credit facility is $10,300, subject to borrowing base availability. The balance outstanding under these facilities at February 28, 2003, was $6,360. Fees on letters of credit outstanding were 1.75% at February 28, 2003 and 1.25% at February 22, 2002.

         On March 15, 2000, the Company issued approximately $5,500 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of
2000). Net proceeds from these bonds were used to repay a $4,100 advance taken on the Company's revolving credit facility and to finance construction of an addition to the Company's main plant in Southampton, Pennsylvania. The bonds are secured by a $5,000 irrevocable direct pay Letter of Credit issued by the Company's main lender which expires on March 15, 2005 and which is secured by all assets of the Company. The bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 1.41% on May 15, 2003) with a cap of 17%, and are subject to mandatory redemption of $275 per year for 19 years and $245 for the 20th year.

The carrying value of these financial instruments approximates their fair values at February 28, 2003.

7. Leases:

         Operating Leases

         The Company leases certain premises and office equipment under operating leases which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 28, 2003 are $249 in 2004; $136 in 2005; $91 in 2006; $54 in 2007; and $0 in 2008 and thereafter.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Total rental expense for all operating leases for the fiscal years ended February 28, 2003, February 22, 2002, and February 23, 2001, was $255, $197 and $117, respectively.

8. Income Taxes:

         The components of the provision for income taxes are as follows:

                                                            53 Weeks Ended      52 Weeks Ended     52 Weeks Ended
                                                            February 28, 2003   February 22, 2002  February 23, 2001
                                                            -----------------   -----------------  ----------------
         Currently payable:
         Federal                                                 $285               $ 42                $  906
         State                                                    188                134                   109
         Foreign taxes                                             19               (230)                   15
                                                                 ----               ----                ------
                                                                  492                (54)                1,030
                                                                 ----               ----                ------
         Deferred:
         Federal                                                  282                (36)                   88
         State                                                     31                 (3)                    8
                                                                 ----               ----                ------
                                                                  313                (39)                   96
                                                                 ----               ----                ------
                                                                 $805               $(93)               $1,126
                                                                 ====               =====               ======


A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                                             53 Weeks Ended      52 Weeks Ended     52 Weeks Ended
                                                             February 28, 2003   February 22, 2002  February 23, 2001
                                                             -----------------   -----------------  -----------------
         Statutory income tax                                      34.0%               34.0%               34.0%
         State income tax, net of federal tax benefit               3.7                 5.4                 2.2
         Benefit of foreign sales corporation
           And extraterritorial income                             (4.5)               (3.4)               (5.5)
         Research and experimentation tax
           credit refunds attributable to open tax years           (0.0)              (37.8)                -
         Research and experimentation and
           Other tax credits                                       (5.0)               (9.2)                -
         Benefit of foreign and foreign-source
           Income or loss                                          (0.0)               (1.0)                -
         Other, net                                                (3.5)                6.4                 4.6
                                                                  -----                ----                ----
                                                                   24.7%               (5.6)%              35.3%
                                                                  =====                ====                ====

The tax effects of the primary temporary differences are as follows:

                                                                      2003              2002              2001
                                                                     ------            ------            ------
         Deferred tax assets:
            Net products liability settlement                            75                75                74
            Vacation reserve                                             44                58                58
            Inventory reserve                                           244               275               233
            Receivable reserve                                          168               139               138
            Warranty reserve                                             47                46                46
            Other, net                                                  111               122                66
                                                                     ------            ------            ------

                  Total current deferred tax asset                   $  689            $  715            $  615
                                                                     ------            ------            ------

         Deferred tax liabilities:
           Amortization of capitalized software                      $  724            $  488            $  429
                                                                     ------            ------            ------
           Depreciation                                                 298               247               245
                                                                     ------            ------            ------
                  Total noncurrent deferred tax liability            $1,022            $  735            $  674
                                                                     ------            ------            ------

Notes to Consolidated Financial Statements ($ in thousands, except share data)

9. Business Segment Information:

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

                                                    ATS         Industrial Group       Total
                                                    ---         ----------------       -----
     Fiscal 2003
      -----------

      Net sales                                   $31,612           $11,511           $43,123
      Interest expense                                423                95               518
      Depreciation and amortization                 1,136               265             1,401
      Operating income                              4,979                52             5,031
      Income tax provision                          1,139               (11)            1,128
      Goodwill and intangibles                        477                 -               477
      Identifiable assets                          26,481             6,348            32,829
      Expenditures for segment assets                 406                35               441

      Fiscal 2002
      -----------

      Net Sales                                   $22,629           $ 9,898           $32,527
      Interest expense                                950               144             1,094
      Depreciation and amortization                 1,041               434             1,475
      Operating income                              2,631             1,347             3,978
      Income tax provision                            164               118               282
      Goodwill and intangibles                        477                 -               477
      Identifiable assets                          33,160             5,408            38,568
      Expenditures for segment assets                 557                92               649

      Fiscal 2001
      -----------

      Net Sales                                   $23,567           $ 8,885           $32,452
      Interest expense                                558                94               652
      Depreciation and amortization                   796               482             1,278
      Operating income                              5,794              (906)            4,999
      Income tax provision                          1,833              (350)            1,483
      Goodwill and intangibles                        495                 -               495
      Identifiable assets                          28,029             4,652            32,681
      Expenditures for segment assets               2,306               322             2,628

                                                   2003               2002              2001
                                                  -------           -------           -------
      Reconciliation to consolidated amounts:
        Corporate assets                           14,869             9,914            12,676
                                                  -------           -------           -------

        Total assets                              $47,698           $48,482           $40,705

        Segment operating income                   $5,031            $3,978            $4,888
        Less interest expense                        (518)           (1,094)             (652)
        Less income taxes                          (1,128)             (282)           (1,483)
                                                  -------           -------           -------

      Total profit for segments                     3,385             2,602             2,641

      Corporate home office expense                  (915)           (1,105)             (766)
      Interest and other expenses                    (338)             (144)             (272)
      Income tax benefit                              323               375               357
      Minority interest                                38                13               (51)
                                                  -------           -------           -------

      Net income                                  $ 2,493           $ 1,741           $ 2,021
                                                  =======           =======           =======

         Segment operating income consists of net sales less applicable costs and expenses relating to these revenues. Unallocated general corporate expenses, letter of credit fees, interest expense, and income taxes have been excluded from the determination of the total profit for segments. General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Approximately 57% of sales totaling $24,471 in 2003 were made to one international and one domestic customer in the ATS segment. Approximately 59% of sales totaling $19,143 in 2002 were made to one international and one domestic customer in the ATS segment. Approximately 43% of sales totaling $13,924 in 2001 were made to one international and one domestic customer in the ATS segment.

         Included in the segment information for the year ended February 28, 2003, are export sales of $14,805. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $7,203. Sales to the U.S. government and its agencies aggregate $4,626 for the year ended February 28, 2003.

         Included in the segment information for the year ended February 22, 2002 are export sales of $10,110. Of this amount, there are sales to or relating to governments or commercial accounts in Thailand of $3,284. Sales to the U.S. government and its agencies aggregate $1,194 for the year ended February 22, 2002.

         Included in the segment information for the year ended February 23, 2001 are export sales of $16,404. Of this amount, there are sales to or relating to governments or commercial accounts in Great Britain of $5,660. Sales to the U.S. government and its agencies aggregated $2,064 for the year ended February 23, 2001.

10. Stock Options:

A summary of the status of the Incentive Stock Option Plan and the 1988 Incentive Stock Option Plan as of:

                                            February 28, 2003              February 22, 2002               February 23, 2001
                                       -----------------------------   ----------------------------   ----------------------------
                                                      Weighted                         Weighted                        Weighted
                                                      average                           average                         average
                                       Shares      exercise price      Shares       exercise price      Shares      exercise price
                                      --------     --------------     --------      --------------    ---------    ---------------
Outstanding at beginning of year      448,514           $7.04          464,350           $6.95          497,750          $6.80
Granted                                     -               -           27,564            7.38                -              -
Exercised                              (4,150)           4.73          (32,400)           5.89          (33,400)          4.79
Forfeited                             (22,750)           4.52          (11,000)           7.43                -              -
                                     --------                         --------                                -
Outstanding at end of year            421,614            7.20          448,514            7.04          464,350           6.95
                                     ========                         ========                          =======

Options exercisable at year end       408,981               -          240,325               -          147,936              -
Weighted average fair value of
   options granted during the year          -               -                -           $7.01                -              -

         The following information applies to options outstanding at February 28, 2003:

                                             Options outstanding                             Options exercisable
                                             -------------------                             -------------------
                                                         Weighted
                                         Number           average           Weighted            Number              Weighted
                                      Outstanding at     remaining           average         exercisable at          average
                                       February 28,     contractual         exercise          February 28,          exercise
        Range of exercise prices          2003          life (years)          price              2003                 price
        ------------------------          ----          ------------          -----              ----                 -----
        $2.25 to $3.38                    7,800          3.5 years            $2.25              7,800                $2.25
        $5.00 to $7.50                  100,064          5.96 years           $5.65             87,431                $5.41
        $7.81                           313,750          6 years              $7.81            313,750                $7.81

Notes to Consolidated Financial Statements ($ in thousands, except share data)

11. Claims and Litigation:

         In April 2003, Boenning & Scattergood, Inc. ("B&S") filed suit against the Company in the Court of Common Pleas in Philadelphia, Pennsylvania, seeking payment of $902 for financing fees allegedly due to B&S pursuant to the terms of an agreement for investment banking services which the Company entered into with a predecessor of B&S (the "B&S Agreement"). The Company has not yet responded to the complaint but believes that it has valid defenses to each of the claims of B&S and intends to vigorously defend itself against these claims. At this time, however, the Company is unable to predict the outcome of this matter.

         Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, after consultation with legal counsel handling these specific matters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company if disposed of unfavorably.

12. Employee Benefit Plan:

         The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totaled $112, $114 and $124 in fiscal 2003, fiscal 2002, and fiscal 2001, respectively.

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

13. Quarterly Consolidated Financial Information (Unaudited):


         Financial data for the interim periods of fiscal 2003, 2002 and 2001 were as follows:

                                                                           Quarter Ended
                                                                           -------------
           Fiscal Year 2003                              May 24    August  23   November 22   February 28
           Net sales                                     $11,207      $11,041      $12,162       $8,713
           Gross profit                                    3,583        3,263        3,579        3,773
           Operating income                                1,075        1,108          874        1,059
           Income before income taxes                        831          936          584          909
           Minority interest                                (27)          (5)          (6)            -
           Net income                                        585          736          436          736
           Earnings per common share:
              Basic                                          .08          .10          .06          .10
              Diluted                                        .08          .10          .06          .10

                                                                           Quarter Ended
                                                                           -------------
           Fiscal Year 2002                              May 25    August  24   November 23   February 22
           Net sales                                      $8,340       $7,414       $8,230       $8,543
           Gross profit                                    2,693        2,393        3,667        2,712
           Operating income                                  449          546        1,351          527
           Income before income taxes                         58          275          805          398
           Minority interest                                 (5)          (4)            2          (6)
           Net income                                        224          297          662          558
           Earnings per common share:
           Basic                                             .03          .04          .09          .08
           Diluted                                           .03          .04          .09          .07

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                                                                       Quarter Ended
                                                                       -------------
           Fiscal Year 2001                              May 25    August  24   November 23   February 23
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

Notes to Consolidated Financial Statements ($ in thousands, except share data)

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
($ in thousands)

    Column A                                          Column B           Column C           Column D          Column E
    --------                                          --------           --------           --------          --------

                                                                         Charges/
                                                     Balance at         (Credits)                            Balance At
                                                     Beginning           to Costs/                             End of
Description                                          of Period           Expenses        Reductions (1)        Period
-----------                                          ---------           --------        --------------        ------
Year ended February 28, 2003:
   Valuation and qualifying accounts related to:
       Accounts receivable                              $373               $137               $64                $446
       Inventory                                        $738               $108              $200                $646
       Property, plant and equipment                  $9,303               $673                $--             $9,976
       Software development costs                     $6,166               $653                $--             $6,819
       Other assets                                     $113                $--                $--               $113

Year ended February 22, 2002
   Valuation and qualifying accounts related to:
       Accounts receivable                              $370                 $3                $--               $373
       Inventory                                        $630               $108                $--               $738
       Property, plant and equipment                  $8,635               $668                $--             $9,303
       Software development costs                     $5,670               $496                $--             $6,166
       Other assets                                      $96               $311               $294               $113

Year ended February 23, 2001
   Valuation and qualifying accounts related to:
       Accounts receivable                              $367                 $3                $--               $370
       Inventory                                        $720               $100               $190               $630
       Property, plant and equipment                  $8,004               $631                $--             $8,635
       Software development costs                     $5,215               $455                $--             $5,670
       Other assets                                      $61               $192               $157                $96

(1) Amounts written off or retired