Form 10-K, Exhibit 13
period 2004-02-27
ENVIRONMENTAL TECTONICS CORP
filed 2004-05-27
CIK 33113

                                                                      EXHIBIT 13
                                                                      ----------

                                   PORTIONS OF
                       ENVIRONMENTAL TECTONICS CORPORATION
                                      2004
                          ANNUAL REPORT TO STOCKHOLDERS


FINANCIAL REVIEW
($ in thousands, except share and per share data)

  FISCAL YEAR END         2004        2003        2002        2001        2000
  ---------------       -------     -------     -------     -------     -------
  Net sales             $25,995     $43,123     $32,527     $32,452     $34,920
  Gross profit            9,943      14,198      11,465      13,075      12,798
  Operating income          131       4,116       2,873       4,122       5,327
  Net (loss)/income       (793)       2,493       1,741       2,021       2,873
   (Loss)/earnings
   per common share:
       Basic              (.11)         .35         .24         .29         .40
       Diluted            (.11)         .33         .23         .27         .36
  Working capital        29,907      31,216      30,683      25,070      16,306
  Long-term
   obligations           12,157      12,643      16,688      12,778       4,455
  Total assets           48,696      47,698      48,482      40,705      31,897
  Total
   stockholders'
   equity                25,054      25,907      20,782      18,796      16,245
  Weighted average
  common shares:
       Basic          7,163,000   7,153,000   7,143,000   7,087,000   6,604,000
       Diluted        7,163,000   7,497,000   7,499,000   7,499,000   7,319,000

All earnings per share and share amounts have been restated to reflect a 2-for-1 stock split effective May 28, 1999. No cash dividends have ever been paid on the Company's common stock, and the Company is prohibited from declaring any cash dividends on its common stock under the terms of its existing credit facilities.

                           FORWARD-LOOKING STATEMENTS

         This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company's current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

         These forward-looking statements include statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words, "may," "could," "should," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or the negative of such terms or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company's control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in the Company's Annual Report on Form 10-K, in the section entitled "Risks Particular to Our Business." Shareholders are urged to review these risks carefully prior to making an investment in the Company's common stock.

         The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are principally engaged in the design, manufacture and sale of software driven products used to create and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems, entertainment products, sterilizers, environmental and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies.

         The following factors had an adverse impact on our performance for the fiscal year ended February 27, 2004:

         o    Unfavorable global economic and political conditions;

         o    Completion in the prior period of a major entertainment contract;

         o    Increased product development costs;

         o    Integration costs of new personnel in environmental business;

         o    Higher costs of capital;

         o    Customer induced shipping delays.

              During fiscal 2004, our sales efforts were hampered by continuing unfavorable global economic and political conditions. We saw many of our potential new contracts delayed by budget constraints and delays of our customers located throughout the world. This was especially true in our Aircrew Training Systems business, where most of the sales are to international customers. Sales in our entertainment business declined as a result of the completion in fiscal 2003 of our contract with Walt Disney World for the amusement ride Mission:Space for Epcot Center in Florida. Disputes related to this contract, which was reduced in scope and prematurely terminated by the customer, are the subject of current litigation. In fiscal 2004, our entertainment business did not replace this business with new projects to offset the decrease in revenues from fiscal 2003. In fiscal 2005, our entertainment business has started several new projects that will result in increased revenues over fiscal 2004. However, we do not at this point have sales backlog in this segment of our business to ensure that revenues from our entertainment business will return to the levels we experienced in fiscal 2003. We believe that our entertainment business remains one of the areas where we will continue to experience growth in our business.

            In many of our product lines, especially sterilizers and environmental products, we must wait for new building or major plant expansion construction to finalize our contracts. Delays in construction schedules lead to delays in our ability to ship and install what are basically complete devices. Fiscal 2004 saw numerous examples of these and other customer delays, including government paperwork complications and procedural issues. In the environmental line, we made a significant investment in new personnel, hiring the key former employees from a competitor, although under a legal settlement we were restricted from any major sales effort until January 1, 2004. Since the restriction has been lifted, we have seen an increase in new business generated by the new sales employees. Additionally, given the highly technical skills of the new service and installation staff, we anticipate an increase in efficiency that will result in faster, less costly installations of environmental equipment.

         Fiscal 2004 also saw the culmination of over 30 years of our work with aeromedical technology with the introduction of our Authentic Tactical Flight Simulator ("ATFS") and significant enhancements to our GAT and Gyro-IPT family of flight trainers. The evolution of these exciting and state-of-the-art technologies is an important step in our goal of integrating flight and aeromedical training in a simulator device. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high-G Force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight. We believe that armed forces agencies of various governments will appreciate the efficiency of these technologies, especially in this time of fiscal conservatism and budgetary constraints throughout the world.

           One of the greatest challenges we face is adequately capitalizing our business. Many of our projects are capital intensive and our business requires us to have a substantial amount of available capital in order to increase our sales. As a result of our February 2003 financing, we received a sufficient amount of capital to allow us to operate and continue to grow our business. However, in fiscal 2004, as a result of this refinancing, our costs of capital, namely interest payments on our subordinated debt, increased dramatically over fiscal 2003. Our liquidity and capitalization improved in fiscal 2004 when we reached a final settlement on a long-standing contract dispute with an international customer pursuant to which we received $10.5 million subsequent to February 27, 2004. This settlement contributed approximately $2.3 million to our pre-tax income for fiscal 2004. Subsequent to fiscal year end, PNC Bank advised us that it was considering certain changes to the revolving credit facility including reducing the total facility and requiring us to cash collateralize some or all of the facility. As of the filing date of this Annual Report on Form 10-K, these discussions were still ongoing. In the event that PNC Bank takes these actions, we may need to obtain additional sources of capital in order to continue growing our business. We believe that we will be able to locate such additional sources of capital and that any such action by PNC Bank will not have a long-term material adverse effect on our business.

In addition, we face the following challenges and business goals in order to make fiscal 2005 a successful year:

         o Sell through all the products we technologically enhanced in fiscal 2004.

         During fiscal 2004 we invested heavily in enhancing functionality and product capability of three ATS products: - our centrifuge-based flight simulator - our General Aviation Trainer (GAT) and - our Gyro-IPT. Repeat sales of these state-of-the-art simulators will allow us to recoup non-recurring engineering and design effort.

         o    Continue to evolve Advanced Tactical Flight Simulation (ATFS).

         Our challenge will be to find funding to continue this critical development objective, either through U.S. government grants or a customer order.

         o    Re-engineer the products in our ATS group to remain competitive.

         The initial development and engineering required to integrate the latest technology into existing products is a costly process. We need to follow through to evaluate and eliminate duplicate processes, materials, etc., in order to remain cost competitive.

         o    Standardize the environmental line of products.

         Estimating the engineering effort and production costs of custom products is risky and often significantly under budgeted. To alleviate some of the variables in the process, we need to, as much as is possible given the technology and application, develop and sell standard modular-based offerings with a range of functionality.

         o Expand the entertainment line by repeat sales and the introduction of story line enhancements.

         Fiscal 2004 saw the introduction of a new amusement ride directed towards the location-based entertainment and educational markets. Initial reaction from customers has been very favorable with multiple units sold. In fiscal 2005, we need to aggressively pursue the large venues of zoos and museums and to expand our story line based offerings.

         o    Expand the South American market.

         In the mid-1980's we sold many altitude chambers and other ATS products in South America. Since then, deteriorating political and economic conditions have severely restricted international business with most countries in this continent. In fiscal 2004, we received the first new significant order from this area since many years ago. We need to find creative financing alternatives for our customers in this area if we are to properly cultivate this market.

         o    Settle at least one major claim.

         At February 27, 2004, we had two significant claims outstanding totaling $5.5 million. To the extent we can settle either or both of these claims, we may receive significant cash payments that will improve our liquidity position and allow us to grow our business.

REVENUE RECOGNITION

         We currently market our products and services primarily through our sales offices and employees. In addition, we also utilize the services of approximately 100 independent sales agents and organizations in seeking foreign orders for our products.

         We generally customize our products using our proprietary software based on specifications provided by our customers. Many of these products are capital intensive and take more than one year to manufacture and deliver to the customer. In the ATS segment, we sell our Aircrew Training Devices to military and commercial airline operators both in the United States and internationally. We sell our Entertainment products to amusement parks, zoos and museums. We sell our Disaster Management Simulation products to state and local governments. In our Industrial Group, we sell our sterilizers to pharmaceutical and medical device manufacturers. We sell our Environmental systems primarily to commercial automobile manufacturers and heating, ventilation and air conditioning (HVAC) manufacturers and our Hyperbaric products to the military (mainly larger chambers) and hospitals and clinics (mainly monoplace chambers). To a lesser degree, we provide upgrade, maintenance and repair services for our products and for products manufactured by other parties. .

         The Company recognizes revenue using three methods:

         On long-term contracts, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise its cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

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

         In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes, related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.

         The Company has operating subsidiaries in the United Kingdom and Poland, maintains regional offices in the Middle East, Asia and Canada, and uses the services of approximately 100 independent sales organizations and agents throughout the world. ETC International Corporation is a holding company established for federal income tax purposes and is not an operating subsidiary. The Company considers its business activities to be divided into two segments:
Aircrew Training Systems (ATS) and the Industrial Group.

CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue Recognition on Long-Term Contracts

         When the performance of a contract requires a customer to pay the Company more than $100,000 and will extend beyond a twelve-month period, revenue and related costs are recognized on the percentage-of-completion method of accounting. Profits expected to be realized on such contracts are recognized based on total estimated sales for the contract compared to total estimated costs at completion of the contract. These estimates are reviewed periodically throughout the lives of the contracts, and adjustments to profits resulting from any revisions are made cumulative to the date of the change. Estimated losses on long-term contracts are recorded in the period in which the losses become known to the Company.

         The Company accounts for some its largest contracts, including its contracts with the U.S. and other foreign governments, using the percentage-of-completion method. If the Company does not accurately estimate the total cost to be incurred on this type of contract, or if the Company is unsuccessful in the ultimate collection of associated contract claims, estimated gross margins may be significantly impacted or losses may need to be recognized in future periods. Any resulting reductions in margins or contract losses could be material to the Company's results of operations and financial position.

Accounts Receivable

         The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer's current creditworthiness. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While the Company's credit losses have historically been within its expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Additionally, as a result of the concentration of international receivables, the Company cannot predict the effect, if any, which geopolitical risk and uncertainty will have on the ultimate collection of its international receivables.

         In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.

RESULTS OF OPERATIONS

Fiscal 2004 versus Fiscal 2003
------------------------------

         The Company had a net loss of $793,000 or $.11 per share (diluted) in 2004 versus net income of $2,493,000 or $.33 per share (diluted) in fiscal 2003. Operating income was $131,000, a decrease of $3,985,000 or 96.8% over 2003. This decrease was primarily the result of reduced gross profits due to lower sales volume, primarily in domestic entertainment sales, partially offset by lower research and development expenses.

         Sales ($000 except for %)

                                     Domestic        Government       International          Total
                                     $      %         $      %         $        %         $         %
            Fiscal Year 2004       8,856   34.1     1,717    6.6     15,422    59.3     25,995    100.0
            Fiscal Year 2003      23,692   54.9     4,626   10.8     14,805    34.3     43,123    100.0

         Total sales in fiscal 2004 were $25,995,000, a decrease of $17,128,000 or 39.7% over 2003, representing decreases in entertainment ($16,998,000), hyperbaric ($1,519,000) and environmental ($1,701,000). Entertainment suffered from the completion in fiscal 2003 of a large project. Hyperbaric sales reflected reduced effort on a large US government submarine decompression chamber project. Environmental sales were down in the current period as fiscal 2003 reflected significant sales for large chamber projects in China. Providing partial offsets were increased sales for domestic sterilizers (up $1,662,000) and higher International Aircrew Training Systems (up $1,702,000) primarily for International Logistics Services (equipment upgrades and maintenance on various aeromedical equipment). Geographically, domestic sales were down $14,835,000 or 62.6%, and represented 34.1% of total sales, down from 54.9% in fiscal 2003, primarily reflecting decreased entertainment activity. U.S. government sales decreased to $1,717,000, as compared to $4,626,000 in fiscal 2003, and represented 6.6% of total sales, down from 10.8% of total sales in fiscal 2003. International sales, including those from the Company's foreign subsidiaries, were up $616,000 or 4.2%, and represented 59.3% of total sales, up from 34.3% in fiscal 2003, primarily reflecting an increase in ATS sales. Throughout the Company's history, most of the sales for Aircrew Training products have been made to international customers.

         Customers representing 10% or more of sales in fiscal 2004 were the Royal Malaysian Air Force, $2,874,000 or 11.1%, and the United Kingdom Ministry of Defense, $2,840,000 or 10.9%. In fiscal 2004, international sales totaling at least $500,000 per country were made to customers in Malaysia, the United Kingdom, Indonesia, Venezuela, Egypt, Nigeria, Thailand, China and Norway. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for the Royal Malaysian Air Force and a foreign customer constituted 19.4% and 20.0% respectively of the Company's backlog at February 27, 2004. For a discussion of the additional risks associated with our international operations, see "Risks Related to Our Business--There are certain risks inherent in our international business activities, which constitute a significant portion of our business," in our Annual Report on Form 10-K.

         Segment Sales ($000 except for %)

                               Aircrew Training Systems       Industrial Group           Total
                                     $         %                 $         %          $          %
            Fiscal 2004           15,880      61.1            10,115      38.9     25,995      100.0
            Fiscal 2003           31,612      73.3            11,511      26.7     43,123      100.0

         On a segment basis, sales of the Company's ATS products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $15,880,000 in fiscal 2004, a decrease of $15,732,000, or 49.8% over fiscal 2003. Sales of these products accounted for 61.1% of the Company's sales compared to 73.3% in fiscal 2003. The decrease in ATS product sales primarily reflected the completion in the prior period of a major entertainment contract. Sales in the Company's other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,396,000 to $10,115,000, a decrease of 12.1%, and constituted 38.9% of the Company's total sales compared to 26.7% in fiscal 2003.

         Significant claims outstanding at February 27, 2004 included a claim with the U.S. Navy for a submarine decompression chamber ($2.9 million recorded) and a claim with an international customer ($2.6 million recorded). Significant claims outstanding at February 28, 2003 included $2.1 million for the aforementioned U.S. Navy claim and $9.5 million for two claims with an international customer. Effective February 27, 2004 the Company reached an agreement totaling $10.5 million on one of these international claims, thus resolving all outstanding amounts related to this claim. Although recorded as a current asset in the financial statements, all claim revenues may not be received in full during fiscal 2005. For a more complete discussion of outstanding claims, see "Note 2. Accounts Receivable" to our consolidated financial statements in the Annual Report to Stockholders following.

         Gross profit for fiscal 2004 decreased by $4,255,000 or 30.0% from fiscal 2003 reflecting the aforementioned sales decrease which was partially offset by a 5.3 percentage point increase in the rate as a percentage of sales. Product development costs, both to enhance functionality of existing products and to develop product extensions, negatively impacted gross profit as these costs are primarily charged directly to the cost of sales for specific orders. Increased rates were evidenced in all business groups except environmental and entertainment, but the primary positive impact came from the ATS group primarily reflecting the aforementioned settlement of an international claim.

         Operating income for fiscal 2004 was $131,000, a decrease of $3,985,000 or 96.8% over fiscal 2003. On a segment basis, ATS had an operating income of $1,231,000, a decrease of $3,748,000 or 75.3% from fiscal 2003, while the Industrial Group had an operating loss of $248,000 in fiscal 2004 compared to an operating income of $52,000 in fiscal 2003. These segment operating results were offset, in part, by unallocated corporate expenses of $852,000, a decrease of $63,000 from fiscal 2003.

         The decrease in operating income for the ATS segment in fiscal 2004 reflected the aforementioned sales decrease partially offset by higher gross margins as a percentage of sales. The segment also experienced higher selling and marketing expenses including commissions.

         The Industrial Group segment's decrease in operating income in fiscal 2004 reflected the aforementioned slight reduction in sales coupled with a 2.9 percentage point drop in the gross profit rate as a percentage of sales partially offset by reduced selling and marketing expenses.

         Selling and administrative expenses were flat between the two periods as increases in legal and accounting costs and sales commissions were offset by reduced claims expenses. Approximately 41% of selling and administrative costs in the current fiscal were related to legal and accounting fees, claim costs and sales commissions. As a percentage of sales, selling and administrative expenses were 36.4% in fiscal 2004 compared to 21.9% in fiscal 2003.

         Research and development expenses decreased $278,000 or 43.7% in fiscal 2004 as compared to fiscal 2003. This decrease reflected government grants in our Turkish subsidiary under a government research award for work on our multi-axis centrifuge tactical flight simulator. Most of the Company's research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2004 were $1,716,000 compared to $1,193,000 in fiscal 2003. Amortization of software costs, which was charged to cost of sales, was $851,000 and $653,000 for fiscal 2004 and fiscal 2003, respectively.

         Interest expense (net of interest income) increased $1,088,000 or 210.0% in fiscal 2004 from fiscal 2003 reflecting higher average borrowings at higher rates and increased amortization of both deferred finance expenses from the Company's February 2003 refinancing and subordinated debt discount associated with the Company's subordinated debt. Letter of credit and other income/expenses decreased $208,000 or 61.5% in fiscal 2004 over fiscal 2003 reflecting reduced letter of credit fees on a lower balance and the net receipt of insurance proceeds for a stolen simulator.

         Given the Company's pre-tax loss for the fiscal period and the impact of some large permanent book/tax differences for some accounts, the Company experienced a domestic tax benefit based on an effective rate of 55.4% and a consolidated rate of 50.5%. Part of the reduction in the effective rate reflected the impact of research and experimentation tax credit refunds. The Company intends to continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

         During the second quarter of fiscal 2003, the Company reached a settlement with Inland Revenue in Great Britain which resulted in an additional tax assessment of $15,000. Additionally, during fiscal 2004 the Company successfully concluded an Internal Revenue Service routine audit of the Company's fiscal 2000 tax filing with no additional liability.

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

         Total sales in fiscal 2003 were $43,123,000, an increase of $10,596,000 or 32.6% over fiscal 2002, representing increases in all segments except hyperbaric. Primary contributors were additional international revenues for Aircrew Training Systems (ATS) (increased by $5,404,000) which benefited from a human centrifuge project in Southeast Asia, higher government sales for ATS (increased $2,099,000) reflecting the impact of the settlement with the U.S. Navy on the centrifuge contract and hyperbaric sales for a large U.S. Navy submarine rescue project, higher domestic sterilizer sales (increased by $1,245,000), and additional sales for domestic entertainment (increased by $1,409,000) which was involved in full production of a large project. Geographically, domestic sales were up $2,468,000 or 11.6%, and represented 54.9% of total sales, down from 65.2% in fiscal 2002, primarily reflecting sterilizer and entertainment activity. U.S. government sales increased to $4,626,000, as compared to $1,194,000 in fiscal 2002, and represented 10.8% of total sales, up from 3.7% of total sales in fiscal 2002. International sales, including those from the Company's foreign subsidiaries, were up $4,695,000 or 46.4%, and represented 34.3% of total sales, up from 31.1% in fiscal 2002, primarily reflecting an increase in ATS sales. Throughout the Company's history, most of the sales for Aircrew Training products have been made to international customers.

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

         The Company's provision for taxes in fiscal 2003 was calculated based on a consolidated rate of 24.7%, primarily reflecting the impact of research and experimentation tax credit refunds. The Company intends to continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

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

LIQUIDITY AND CAPITAL RESOURCES

         During fiscal 2004, the Company used $2,864,000 of cash to support operating activities. Cash usages included the net operating loss, increases in current assets, most notably receivables, inventories and prepaids and a decrease in billings in excess of costs and estimated earnings on uncompleted long-term contracts. Acting as partial offsets were non-cash expenses such as depreciation and amortization and increases in current liability accounts, primarily accounts payable, customer deposits and other accrued liabilities. The primary impact on cash usage was an increase in an international receivable to reflect a $10.5 million claim settlement that was subsequently paid to us in March 2004, a build-up in inventories reflecting pre-engineering costs on the Authentic Tactical Flight Simulator and customer induced delays on shipping completed products.

         The Company's investing activities used $1,695,000 in fiscal 2004 and consisted of purchases of capital equipment ($475,000) and capitalized software ($1,220,000). Given the nature of the Company's market and products, the continued development of generic control and core software and software tools is a critical objective of management.

         The Company's financing activities generated $1,780,000 of cash during fiscal 2004. This primarily reflected a significant decrease in restricted cash to cash collateralize international letters of credit (reflecting both the nature and amount of new contracts, outstanding international letters of credit decreased $2,277,000 during the fiscal year) which was only partially offset by net repayments under the Company's bank facility. (See "Note 6. Long-Term Obligations and Credit Arrangements" to the Consolidated Financial Statements.)

         The Company has historically financed operations through a combination of cash generated from operations, equity offerings and bank debt. On February 19, 2003, the Company completed a refinancing of its indebtedness with PNC Bank, National Association and H.F. Lenfest in the aggregate amount of $29,800,000. The Company used a portion of the proceeds from the financing to satisfy its existing debt obligations to Wachovia Bank, the Company's former lender, and to permit PNC Bank to issue a letter of credit to support outstanding bonds issued by Company. The transaction resulted in net proceeds (after transaction expenses and repayment of existing debt) to the Company of approximately $3,600,000. The net proceeds have been used by the Company for working capital purposes, and general corporate purposes directly related to growth.

         In accordance with the terms of an amendment dated April 30, 2003, the PNC Bank facility was increased and, as of the date of this Annual Report on Form 10-K, includes: (i) a revolving credit facility in the maximum aggregate principal amount of $14,800,000 to be used for the Company's working capital and general corporate purposes, including capital expenditures, with a sublimit for issuances of letters of credit in the maximum amount of $10,300,000, and (ii) a standby letter of credit in the amount of $5,025,410 as credit support for the Company's bonds.

         The terms and conditions of the revolving loan and the line of credit are set forth in a Credit Agreement, as amended, between the Company and PNC Bank. Availability under the facility is determined each month based on a borrowing base consisting of a portion of the Company's receivables, inventory and costs and estimated earnings in excess of billings, net of billings in excess of costs and estimated earnings on uncompleted long-term contracts. As of February 27, 2004, availability under the $14,800,000 revolving facility was $7,567,000.

         The obligations of the Company to PNC Bank under the Credit Agreement are secured by a senior security interest in all of the assets of the Company, including all real property owned by the Company.

         Subsequent to fiscal year end, PNC Bank advised the Company that it was considering certain changes to the revolving credit facility including reducing the total facility and requiring the Company to cash collateralize some or all of the facility. As of the filing date of this Form 10-K, these discussions were still ongoing. In the event that PNC Bank takes these actions, we may need to obtain additional sources of capital in order to continue growing our business. We believe that we will be able to locate such additional sources of capital and that any such action by PNC Bank will not have a long-term material adverse effect on our business.

         As of April 30, 2004 the Company had used approximately $5,426,000 of the facility for international letters of credit and as collateral for a portion of the PNC Bank letter of credit that serves as collateral for the Company's long-term bonds.

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

         Prior to the consummation of the refinancing, Advanced Technology Asset Management, LLC ("ATAM") (formerly ETC Asset Management, LLC), a shareholder of the Company and a holder of warrants to purchase 332,820 shares of the Company's common stock, consented to the transactions contemplated under the Credit Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ATAM waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ATAM's consent, the Company issued to ATAM warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ATAM warrants have substantially the same terms as the warrants issued to Mr. Lenfest. In March, 2004, ATAM exercised all its warrants and received a total of 437,820 shares of common stock of the Company. The Company received proceeds of $586,410 from the exercise of these warrants.

         The Company believes that cash generated from operating activities (including claim settlements) as well as future availability under its credit agreement will be sufficient to meet its future obligations through at least May 31, 2005. However, as was noted above, the Company is in discussions with PNC Bank concerning the Company's revolving credit facility.

         In reference to the Company's outstanding claims with both the U.S. Navy and an international customer, to the extent the Company is unsuccessful in further recovery of contract costs, such an event could have a material adverse effect on the Company's liquidity and results of operations. Historically, the Company has had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003 and 2004. (See Note 2 to the Consolidated Financial Statements, Accounts Receivable).

         The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 6 and 7 to the consolidated financial statements for additional information on our long-term debt and operating leases.

                                                                   PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                        --------------------------------------------------------------------------------------------
                                          TOTAL          LESS THAN 1 YEAR       1-3 YEARS            4-5 YEARS         AFTER 5 YEARS
                                        ----------       ----------------       ---------            ---------         -------------
                                                                              (IN THOUSANDS)
Long-term debt, including current
   maturities*                          $12,474                $317                $946             $11,211                    -
Operating leases                            384                 159                 225                   -                    -
Total                                   -------                ----              ------             -------              -------
                                         12,858                $476              $1,171             $11,211                    -

* Long-term debt is reported net of unamortized discount of $2,334 on the company's subordinated debt. See "Note 6. Long-Term Obligations and Credit Arrangements" to the Consolidated Financial Statements.

         The Company's sales backlog at February 27, 2004 and February 28, 2003, for work to be performed and revenue to be recognized under written agreements after such dates, was $16,914,000 and $21,454,000, respectively. This decline primarily reflected continued production and corresponding percentage of completion revenue recognition in the current fiscal year on two significant contracts. In addition, the Company's training, maintenance and upgrade contracts backlog at February 27, 2004 and February 28, 2003, for work to be performed and revenue to be recognized after such dates under written agreements, was approximately $2,637,000 and $3,931,000, respectively. Of the February 27, 2004 backlog, approximately $14,417,000 was under contracts for ATS and maintenance support including $3,798,000 for the Royal Malaysian Air Force. Approximately 89% of the February 27, 2004 backlog is expected to be completed prior to February 25, 2005.

         The Company's order flow does not follow any seasonal pattern as the Company receives orders in each fiscal quarter of its fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

         There were no off-balance sheet arrangements during the fiscal year ended February 27, 2004 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to the Company's investors.

RECENT ACCOUNTING PRONOUNCEMENTS

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections:

         In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections." SFAS No. 145 changes the accounting principles governing extraordinary items by clarifying, and to some extent, modifying, the existing definition and criteria, specifying disclosure for extraordinary items and specifying disclosure requirements for other unusual or infrequently occurring events and transactions that are not extraordinary items. SFAS No. 145 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. The adoption of this statement did not have a significant impact on the Company's consolidated financial position, results of operations, or cash flows.

         Accounting for Costs Associated with Exit or Disposal Activities:

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement provides financial accounting and reporting guidance for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on the Company's consolidated financial position, results of operations, or cash flows.

         Accounting and Disclosure Requirements for Guarantees:

         In November 2002, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has not historically issued guarantees and adoption of this statement did not have a significant impact on the Company consolidated financial position, results of operations, or cash flow.

         Consolidation of Variable Interest Entities:

         In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise acquires an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this statement did not have a significant impact on the Company's consolidated financial position, results of operations, or cash flows since the Company currently has no VIEs. In December 2003, the FASB issued FIN 46R with respect to VIEs created before January 31, 2003, which, among other things, revised the implementation date to the first fiscal year or interim period ending after March 15, 2004, with the exception of Special Purpose Entities (SPE). The consolidation requirements apply to all SPEs in the first fiscal year or interim period ending after December 15, 2003. The Company adopted the provision of FIN 46R effective February 27, 2004, and such adoption did not have a material impact on the consolidated financial statements since the Company currently has no SPEs.

         Accounting for Certain Financial Instruments:

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

         o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets

         o instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; includes put options and forward purchase contracts, and

         o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

         SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

         Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

         The Company's common stock is traded on the American Stock Exchange under the symbol "ETC." As of May 14, 2004, the Company had 281 shareholders of record.

         The following table sets forth the quarterly ranges of high and low sale prices for shares of the common stock for the periods indicated.

                                          SALE PRICES
                                          -----------
                                       HIGH           LOW
                                       ----           ---
         FISCAL 2004
         First Quarter                $6.00          $5.00
         Second Quarter                6.10           5.00
         Third Quarter                 8.70           6.08
         Fourth Quarter                9.95           7.00

         FISCAL 2003
         First Quarter                $9.15          $6.20
         Second Quarter                7.85           6.00
         Third Quarter                 6.45           5.80
         Fourth Quarter                6.40           5.86

         On May 14, 2004, the closing price of the Company's common stock was $8.59. The Company has never paid any cash dividends on its common stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current credit facilities prohibit the payment of any dividends by the Company without the lender's prior written consent.

EQUITY COMPENSATION PLAN INFORMATION

                                                                                              NUMBER OF SECURITIES
                                                                                              REMAINING AVAILABLE
                             NUMBER OF SECURITIES TO BE                                       FOR FUTURE ISSUANCE UNDER
                             ISSUED UPON EXERCISE OF        WEIGHTED-AVERAGE EXERCISE         EQUITY COMPENSATION PLANS
                             OUTSTANDING OPTIONS,           PRICE OF OUTSTANDING OPTIONS,     (EXCLUDING SECURITIES
PLAN CATEGORY                WARRANTS AND RIGHTS            WARRANTS AND RIGHTS               REFLECTED IN COLUMN (A))
-------------                --------------------------     -----------------------------     ------------------------
                                          (a)                           (b)                              (c)
EQUITY COMPENSATION PLANS
APPROVED BY
SECURITY HOLDERS                       376,002                         $7.21                           623,998

EQUITY COMPENSATION PLANS
NOT APPROVED BY SECURITY
HOLDERS                                      -                           N/A                           209,058
                                       -------                         -----                           -------

TOTAL                                  376,002                         $7.21                           833,056
                                       =======                         =====                           =======

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

             Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of Environmental Tectonics Corporation

We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 27, 2004 and February 28, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 27, 2004 and February 28, 2003, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 27, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 27, 2004 and February 28, 2003 and for each of the three fiscal years in the period ended February 27, 2004. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.

As discussed in Note 1 to the consolidated financial statements, the Company has recorded receivables in the amount of $5.5 million related to claims made to or against the United States government and an international customer for contract costs incurred through February 27, 2004. The total net claims amount made is approximately $26.9 million based on costs incurred through February 27, 2004, and is subject to negotiation, arbitration and audit by the United States government and the international customer.

         As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on February 23, 2002.

/s/ Grant Thornton LLP
--------------------------
Philadelphia, Pennsylvania
April 28, 2004

CONSOLIDATED BALANCE SHEETS ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                             FEBRUARY 27, 2004   FEBRUARY 28, 2003
ASSETS
Cash and cash equivalents                                        $  1,366             $  4,305
Cash equivalents restricted for letters of credit                     784                3,189
Accounts receivable, net                                           19,233               16,193
Costs and estimated earnings in excess of billings on
     uncompleted long-term contracts                                5,333                5,441
Inventories                                                         9,843                8,494
Deferred tax asset                                                  1,337                  689
Prepaid expenses and other current assets                           1,949                  983
                                                                 --------             --------

     Total current assets                                          39,845               39,294

Property, plant and equipment, net                                  4,886                5,086
Software development costs, net of accumulated amortization
     of $7,494 and $6,819 in 2004 and 2003, respectively            3,089                2,224

Goodwill                                                              477                  477

Other assets, net                                                     399                  617
                                                                 --------             --------
Total assets                                                     $ 48,696             $ 47,698
                                                                 ========             ========

LIABILITIES
Current portion of long-term obligations                         $    317             $    281
Accounts payable - trade                                            2,431                1,778
Billings in excess of costs and estimated earnings on
     uncompleted long-term contracts                                  945                1,463

Customer deposits                                                   3,657                3,000

Other accrued liabilities                                           2,588                1,556
                                                                 --------             --------

Total current liabilities                                           9,938                8,078
                                                                 --------             --------

Long-term obligations, less current portion:
     Credit facility payable to banks                                  30                  600
     Long term bonds                                                4,370                4,645
     Subordinated debt                                              7,666                7,391
     Capitalized lease obligations                                     91                    7
                                                                 --------             --------

                                                                   12,157               12,643
                                                                 --------             --------

Deferred tax liability                                              1,502                1,022
                                                                 --------             --------

     Total liabilities                                           $ 23,597             $ 21,743
                                                                 --------             --------

Minority Interest                                                      45                   48

STOCKHOLDERS' EQUITY
Commonstock - authorized 20,000,000 shares, $.05 par value;
      7,176,552 and 7,157,239 shares issued and outstanding
      in 2004 and 2003, respectively                             $    359             $    358

Capital contributed in excess of par value of common stock          9,430                9,331
Accumulated other comprehensive loss                                 (329)                (169)
Retained earnings                                                  15,594               16,387
                                                                 --------             --------

     Total stockholders' equity                                  $ 25,054             $ 25,907
                                                                 --------             --------

     Total liabilities and stockholders' equity                  $ 48,696             $ 47,698
                                                                 ========             ========

     The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                                            52 WEEKS ENDED        53 WEEKS ENDED        52 WEEKS ENDED
                                                           FEBRUARY 27, 2004     FEBRUARY 28, 2003     FEBRUARY 22, 2002
                                                           -----------------     -----------------     -----------------
Net sales                                                       $25,995               $43,123               $32,527
Cost of goods sold                                               16,052                28,925                21,062
                                                                -------               -------               -------

         Gross profit                                             9,943                14,198                11,465

Operating expenses:
     Selling and administrative                                   9,454                 9,446                 7,992
     Research and development                                       358                   636                   600
                                                                -------               -------               -------

                                                                  9,812                10,082                 8,592
                                                                -------               -------               -------

         Operating income                                           131                 4,116                 2,873
                                                                -------               -------               -------

Other expenses:
     Interest expense (net)                                       1,606                   518                 1,094
     Letter of credit fees                                          127                   154                   102
     Other, net                                                       3                   184                    42
                                                                -------               -------               -------
                                                                  1,736                   856                 1,238
                                                                -------               -------               -------

         (Loss)/income before (benefit from)/provision
              for income taxes and minority interest             (1,605)                3,260                 1,635

(Benefit from)/provision for income taxes                          (810)                  805                   (93)
                                                                -------               -------               -------

         (Loss)/income before minority interest                    (795)                2,455                 1,728


Loss attributable to minority interest                               (2)                  (38)                  (13)
                                                                -------               -------               -------

Net (loss)/income                                                 $(793)               $2,493                $1,741
                                                                =======               =======               =======

Per share information: (Loss)/earnings per common share:
     Basic                                                        $(.11)                 $.35                  $.24
     Diluted                                                      $(.11)                 $.33                  $.23

(Loss)/income applicable to common stockholders                   $(793)               $2,493                $1,741

     Weighted average common shares:
         Basic                                                7,163,000             7,153,000             7,143,000
         Diluted                                              7,163,000             7,497,000             7,499,000

                   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY ($ IN THOUSANDS, EXCEPT SHARE DATA)

For the years ended February 27, 2004, February 28, 2003 and February 22, 2002

                                                  COMMON STOCK             CAPITAL
                                            ----------------------       CONTRIBUTED     ACCUMULATED
                                                                        IN EXCESS OF        OTHER                          TOTAL
                                                                        PAR VALUE OF    COMPREHENSIVE    RETAINED      STOCKHOLDERS'
                                             SHARES         AMOUNT      COMMON STOCK    INCOME (LOSS)    EARNINGS         EQUITY
                                             ------         ------      ------------    -------------    --------         ------
Balance, February 23, 2001                  7,110,546         $355         $6,514           $(226)        $12,153        $18,796

Net income for the year                             -            -              -               -           1,741          1,741
Foreign currency translation adjustment                                                        54               -             54
                                                                                                                         -------

Total comprehensive income                                                                                                 1,795

Shares issued in connection with
   employee stock purchase and stock
   option plans                                32,400            2            189               -               -            191
                                            ---------         ----         ------           -----         -------        -------

Balance, February 22, 2002                  7,142,946          357          6,703            (172)         13,894         20,782

Net income for the year                             -            -              -               -           2,493          2,493
Foreign currency translation adjustment                                                         3               -              3
                                                                                            -----         -------        -------

Total comprehensive income                                                                                                 2,496
Value of beneficial conversion option               -            -          1,400               -               -          1,400
   associated with issuance of
   subordinated convertible debt
Value of warrants issued in connection              -            -          1,209               -               -          1,209
   with issuance of subordinated
   convertible debt
Shares issued in connection with
   employee stock purchase and stock
   option plans                                14,293            1             19               -               -             20
                                            ---------         ----         ------           -----         -------        -------

Balance, February 28, 2003                  7,157,239          358          9,331            (169)         16,387         25,907

Net loss for the year                               -            -              -               -            (793)          (793)
Foreign currency translation adjustment                                                      (160)              -           (160)
                                                                                            -----         -------        -------

Total comprehensive loss                                                                                                    (953)


Shares issued in connection with
   employee stock purchase and stock
   option plans                                19,313            1             99               -               -            100
                                            ---------         ----         ------           -----         -------        -------

Balance, February 27, 2004                  7,176,552         $359         $9,430           $(329)        $15,594        $25,054
                                            =========         ====         ======           =====         =======        =======

              The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ($ IN THOUSANDS)

                                                                          52 WEEKS ENDED    53 WEEKS ENDED     52 WEEKS ENDED
                                                                           FEBRUARY 27,        FEBRUARY 28,       FEBRUARY 22,
                                                                               2004                2003               2002
                                                                          --------------    --------------     --------------
Cash flows from operating activities:
   Net (loss)/income                                                          $(793)            $2,493              $1,741
   Adjustments to reconcile net (loss)/income to net cash (used
    in)/provided by operating activities
     Depreciation and amortization                                            1,847              1,401               1,475
     Deferred financing costs                                                   275                  -                   -
     (Decrease)/increase in allowance for accounts receivable and              (149)               (19)                111
     inventory
     Loss attributable to minority interest                                      (2)               (38)                (13)
     Deferred income taxes (benefit)                                           (168)               313                 (39)
     Changes in operating assets and liabilities:
         (Increase) decrease in assets
              Accounts receivable                                            (2,973)             3,590              (3,083)
              Costs and estimated earnings in excess of billings on
               uncompleted long-term contracts                                  108              3,950                 204
              Inventories                                                    (1,763)            (2,091)             (2,645)
              Prepaid expenses and other current assets                        (720)                62                (530)
              Other assets                                                     (103)                32                (136)
     Increase (decrease) in liabilities:
              Accounts payable                                                  653             (1,660)              1,509
              Billings in excess of costs and estimated earnings on
               uncompleted long-term contracts                                 (518)               964              (1,213)
              Customer deposits                                                 657               (684)              2,241
              Accrued income taxes                                             (247)              (731)                (23)
              Other accrued liabilities                                       1,032                 (2)               (319)
                                                                             ------             ------              ------

     Net cash (used in)/provided by operating activities                     (2,864)             7,580                (720)

Cash flows from investing activities:
     Acquisition of equipment                                                  (475)              (215)               (649)
     Software development costs                                              (1,220)              (569)               (989)
                                                                             ------             ------              ------


     Net cash used in investing activities                                   (1,695)              (784)             (1,638)

Cash flows from financing activities:
     Borrowings under credit facility                                         2,514             26,396              10,899
     Payments under credit facility                                          (3,084)           (37,551)             (6,708)
     Payments on long-term bonds                                               (275)              (275)               (275)
     Proceeds from subordinated debt                                              -              7,391                   -
     Deferred financing costs                                                     -               (719)                  -
     Increase/(decrease) in restricted cash                                   2,405             (2,620)                (25)
     Net increase/(decrease) in other long-term obligations                     120                 (6)               (368)
     Proceeds from issuance of common stock/warrants                            100              2,629                 191
                                                                             ------             ------              ------

     Net cash provided by/(used in) financing activities                      1,780             (4,755)              3,714

     Effect of exchange rates on cash                                          (160)                 3                  54
                                                                             ------             ------              ------

     Net (decrease)/increase in cash and cash equivalents                    (2,939)             2,044               1,410

Cash and cash equivalents at beginning of year                                4,305              2,261                 851
                                                                             ------             ------              ------

Cash and cash equivalents at end of year                                     $1,366             $4,305              $2,261
                                                                             ======             ======              ======

Supplemental schedule of cash flow information:
   Interest paid                                                               $854               $480                $766
   Income taxes paid                                                            $78             $1,720                $582

Supplemental information on non-cash operating and investing activities:

         During the year ended February 27, 2004, the Company reclassified $496 from inventory to capitalized software.

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

         Principles of Consolidation:

         The consolidated financial statements include the accounts of Environmental Tectonics Corporation, Entertainment Technology Corporation and ETC Delaware, its wholly owned subsidiaries, ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. All material inter-company accounts and transactions have been eliminated in consolidation. The Company's fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February.

         Use of Estimates:

         In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method (see Note 1, Revenue Recognition), claims receivable, inventories and computer software costs.

         At February 27, 2004, the Company had recorded receivables in the amount of $5.5 million for claims made or to be made against the U.S. government and an international customer for contract costs incurred through February 27, 2004. The total net claims amount filed with the U.S. government and an international customer at February 27, 2004, was approximately $26.9 million based on costs incurred through February 27, 2004. Effective February 27, 2004, the Company reached a final settlement agreement totaling $10.5 million on one of its claims with a foreign customer. This settlement was paid to the Company in March 2004. On May 9, 2002, the Company reached a final settlement agreement on one of its prior claims totaling approximately $6.9 million with the U.S. government. This settlement was paid to the Company in July 2002. The international claims are subject to negotiation, arbitration and audit by the international customer.

         Total claims outstanding at February 27, 2004 was approximately $26.9 million based on costs incurred through February 27, 2004. However, under generally accepted accounting principles, the Company had recorded only $5.5 million or 20.5% of this amount on its books.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

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

         In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling costs is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies". The Company's product costs include amounts for shipping and handling. Therefore, the Company charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in cost of goods sold. Adoption of this consensus opinion had no effect on the Company's current and previous classifications.

         Cash and Cash Equivalents:

         Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100. During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts. However, significant portions of the Company's funds are with one financial institution, which has had no experience of significant customer losses to date.

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

         Amortization of Goodwill:

         Goodwill of $662 was recorded in fiscal 1999 for the Company's 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300 cash, bringing the Company's total ownership to 95%. This transaction resulted in a reduction in goodwill of $101. Amortization expense was $0, $0, and $17 in fiscal years 2004, 2003 and 2002, respectively, and accumulated amortization was $113 as of February 27, 2004 and February 28, 2003.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

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

Reported net income, exclusive of amortization expense that is related to goodwill that is no longer being amortized, would have been:

         FISCAL YEAR ENDED
         -----------------
                                                   FEBRUARY      FEBRUARY      FEBRUARY
                                                     2004          2003          2002
                                                   --------      --------      --------
         Reported net (loss)/earnings              $ (793)        $2,493         $1,741
         Goodwill amortization                           -             -             17
         Adjusted net (loss)/earnings              $ (793)        $2,493         $1,758

         Basic (loss)/earnings per share:
         Reported net (loss)/earnings              $(0.11)        $ 0.35         $ 0.24
         Goodwill amortization                           -             -            .01
         Adjusted net (loss)/earnings              $(0.11)        $ 0.35         $ 0.25

         Diluted (loss)/earnings per share:
         Reported net (loss)/earnings              $(0.11)        $ 0.33         $ 0.23
         Goodwill amortization                           -             -              -
         Adjusted net (loss)/earnings              $(0.11)        $ 0.33         $ 0.23

         Capitalized Software Development Costs:

         The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company's ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $1,716 and $1,193, respectively, for the fiscal years ended February 27, 2004 and February 28, 2003. Related software amortization totaled $851, $653 and $496, respectively, for fiscal 2004, 2003 and 2002.

         Research and Development:

         Research and development expenses are charged to operations as incurred. During fiscal 2004, 2003 and 2002, the Company incurred research and development costs of approximately $358, $636 and $600, respectively.

         Amortization of Deferred Financing Costs:

         During fiscal 2002, all remaining capitalized costs relating to the March 1997 financing of the Company were expensed. Capitalized costs relating to the Company's bond issuance on March 15, 2000 and costs associated with the February 2003 PNC/Lenfest financing are being amortized over the relevant term. Amortization expense relating to deferred financing costs was $321, $75 and $293 in fiscal 2004, 2003 and 2002, respectively (see "Note 6. Long-Term Obligations and Credit Arrangements" to Consolidated Financial Statements).

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Subordinated Debt Discount

         During fiscal 2003, the Company had recorded $2,609 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the Lenfest promissory note and the value of the associated warrants. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $275 in fiscal 2004 and $0 in fiscal 2003.

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

         At February 28, 2004, the Company has one stock-based employee compensation plan, which is described more fully in Note 10 to Consolidated Financial Statements. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

                                                                                          Fiscal Year Ended
                                                                    -------------------------------------------------------------
                                                                    February 27, 2004     February 28, 2003     February 22, 2002
                                                                    -----------------     -----------------     -----------------
         Net (loss)/income, as reported                                   $ (793)              $ 2,493                $ 1,741
         Deduct:  Total stock-based employee compensation expense
            determined under fair value based method for all
            awards, net of related tax effects                               (27)                (275)                  (456)
                                                                          ------               -------                -------
         Pro forma net (loss)/income                                      $ (820)              $ 2,218                $ 1,285
                                                                          ======               =======                =======
         (Loss)/earnings per share:
              Basic--as reported                                           $(0.11)                 $.35                   $.24
              Basic--pro forma                                             $(0.11)                 $.31                   $.18
              Diluted--as reported                                         $(0.11)                 $.33                   $.23
              Diluted--pro forma                                           $(0.11)                 $.30                   $.17

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2002: expected volatility of 30.1%; risk-free interest rate of 5.01%; and an expected life of 10 years. There were no grants in fiscal 2003 and fiscal 2004.

         Advertising Costs:

         The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $324, $464 and $438 in fiscal 2004, 2003, and 2002, respectively.

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

         The following table illustrates the reconciliations of the numerators and denominators of the basic and diluted earnings per share computations.

                                                                    FISCAL YEAR ENDED FEBRUARY 27, 2004
                                                                ---------------------------------------------
                                                                                   WEIGHTED
                                                                   LOSS            AVERAGE          PER SHARE
                                                                   ($000)           SHARES            AMOUNT
                                                                   ------           ------            ------
                                                                (NUMERATOR)      (DENOMINATOR)
        Net loss                                                  $793

        Basic loss per share
             Loss applicable to common stockholders               $793             7,163,000           $.11
                                                                  ====             =========           ====
        Effective of dilutive securities
             Stock options                                                             -
             Convertible Debt                                                          -
             Stock warrants                                                            -
                                                                                   ---------
        Diluted loss per share
             Loss applicable to common stockholders plus
                  effect of dilutive securities                   $793             7,163,000           $.11
                                                                  ====             =========           ====

Notes to Consolidated Financial Statements ($ in thousands, except share data)

At February 27, 2004, there were stock options to purchase the Company's common stock totaling 376,002 shares that were not included in the computation of diluted loss per share as the effect of such would be anti-dilutive. Additionally, there was subordinated debt with a face value of $10,000,000, which was convertible at an exercise price of $6.05 per share, equating to 1,652,893 shares of common stock if fully converted. Upon each conversion of the subordinated note, the holder would be entitled to receive a warrant to purchase additional shares of common stock equal to ten percent of the shares issued pursuant to such conversion. If the entire face value of the subordinated note is converted into shares of common stock, then warrants to purchase an additional 165,289 shares of common stock will be issued, bringing the total shares of common stock to be issued to 1,818,182. Additionally, at February 27, 2004, there were outstanding warrants to purchase the Company's stock totaling 1,240,868 shares. None of these shares were included in the computation of diluted earnings per share as the effect would be anti-dilutive.

                                                                             FISCAL YEAR ENDED FEBRUARY 28, 2003
                                                                 ---------------------------------------------------------
                                                                                       WEIGHTED
                                                                                       AVERAGE                   PER SHARE
                                                                 INCOME ($000)          SHARES                     AMOUNT
                                                                 -------------         --------                  ---------

                                                                  (NUMERATOR)        (DENOMINATOR)
         Net income                                                 $2,493

         Basic earnings per share
              Income available to common stockholders               $2,493             7,153,000                    $.35
                                                                    ======             =========                    ====
         Effective of dilutive securities
              Stock options                                                               22,717
              Convertible Debt                                                             4,151
              Stock warrants                                                             317,407
                                                                                       ---------
         Diluted earnings per share
              Income available to common stockholders plus
                   effect of dilutive securities                    $2,493             7,497,275                    $.33
                                                                    ======             =========                    ====

At February 28, 2003, options to purchase the Company's common stock totaling 421,614 shares were outstanding, 341,314 of which were not included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive.

                                                                             FISCAL YEAR ENDED FEBRUARY 22, 2002
                                                                 ---------------------------------------------------------
                                                                                       WEIGHTED
                                                                                       AVERAGE                   PER SHARE
                                                                 INCOME ($000)          SHARES                     AMOUNT
                                                                 -------------         --------                  ---------

                                                                  (NUMERATOR)        (DENOMINATOR)
         Net income                                                 $1,741

         Basic earnings per share
              Income available to common stockholders               $1,741             7,142,946                    $.24
                                                                    ======             =========                    ====
         Effective of dilutive securities
              Stock options                                                               44,180
              Stock warrants                                                             311,460
                                                                                       ---------
         Diluted earnings per share
              Income available to common stockholders plus
                   effect of dilutive securities                    $1,741             7,498,586                    $.23
                                                                    ======             =========                    ====

At February 22, 2002, options to purchase the Company's common stock totaling 448,514 shares were outstanding, 313,750 of which were not included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

2.       Accounts Receivable:

         The components of accounts receivable at February 27, 2004 and February 28, 2003 are as follows:

                                                                                 2004        2003
                                                                                 ----        ----
           U.S. government receivables billed and unbilled contract costs
                subject to negotiation                                         $ 3,128       $ 2,719
           U.S. commercial receivables billed                                    1,508         2,002
           International receivables billed and unbilled
            contract costs subject to negotiation                               14,976        11,918
                                                                               -------       -------

                                                                                19,612        16,639
           Less allowance for doubtful accounts                                   (379)         (446)
                                                                               -------       -------

                                                                               $19,233       $16,193
                                                                               =======       =======

         U.S. government receivables billed and unbilled contract costs subject to negotiation:

         Unbilled contract costs subject to negotiation as of February 27, 2004 represent claims made against the U.S. government under a contract for a submarine decompression chamber project. These costs, totaling $2,899, were recorded beginning in fiscal 2002, and include $1,691 recorded during fiscal 2003 and $833 recorded during fiscal 2004. In November 2003, the U.S. Government completed an audit of the claim, rejecting most of the items due to audit or engineering reasons. The Company was not provided a copy of the Government's Technical Report that questioned approximately half of the claim costs. The Company has submitted a written rebuttal to the draft report and has formally requested a copy of the Technical Report. The U.S. Government has agreed to issue a final decision on September 15, 2004. The Company considers the recorded costs to be realizable due to the fact that they relate to customer caused delays, errors and changes in specifications and designs, disputed liquidated damages and other out of scope items. Subsequent to fiscal year end, the Company submitted a supplement to the claim incorporating additional cost items. During the fiscal 2004 third quarter, the U.S. Government, citing failure to deliver product within contract terms, began assessing liquidated damages by offsetting progress payments due the Company under the contract. Subsequent to fiscal 2004 year end, citing "substantial material progress" on the project, the U.S. Government agreed to release all outstanding invoice payments which had previously been withheld for liquidated damages. The Company disputes the basis for these liquidated damages, noting that applicable U.S. Government purchasing regulations allow for a waiver of these charges if the delay is beyond the control and not due to the fault or negligence of the Company. However, in accordance with accounting principles generally accepted in the United States of America, the Company has reduced contract values and corresponding revenue recognition for an estimated amount of $330 to cover a delay through the extended delivery period.

         International receivables billed and unbilled contract costs subject to negotiation:

         The Royal Thai Air Force:

         In October 1993, the Royal Thai Air Force (RTAF) notified the Company that the RTAF was terminating a certain $4,600 simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with the termination, the RTAF made a call on a $230 performance bond, as well as a draw on an approximately $1,100 advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remain as per the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed the testing with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable "force majeure" events, one of which was a delay in obtaining an export license to ship parts required to complete the trainers. On August 30, 2001, the Company received a payment of $230 representing the amount due on the performance bond.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         The open balance of $700 at February 27, 2004 and February 28, 2003 due on the contract represents the total net exposure to the Company on this contract. As of February 27, 2004, the Company has authorized its Thai attorneys to commence and prosecute arbitration proceedings, and it is anticipated that this will occur in the near future. However, since the circumstances that caused a delay are commonly considered "force majeure" events, and since the contract under question allows for consideration of "force majeure" events, the Company believes that the open balance related to this contract is collectible and will continue to treat this balance as collectible until a final unappealable legal decision is rendered by a competent Thai tribunal. The Company has enjoyed a favorable relationship with the RTAF. It currently has both maintenance and upgrade contracts with the RTAF for the trainers that are the subject of the dispute, and it is not anticipated that the initiation of legal action against the RTAF will have any material adverse impact on future sales to the RTAF. A date for arbitration has not been set as of yet, although the parties are currently in the process of choosing their individual arbitrators. As of the date of this Annual Report on Form 10-K, the Company is not able to determine what, if any, impact the extended completion and payment period will have upon the receipt of the total amount due.

         International customer:

         Unbilled contract costs subject to negotiation as of February 27, 2004 included a claim ($2,600 recorded) made against an international customer for a contract covering 1997 to the present. Claim costs have been incurred in connection with customer caused delays, errors in specifications and designs, and other out-of-scope items and exchange losses and may not be received in full during fiscal 2005. In conformity with accounting principles generally accepted in the United States, revenue recorded by the Company from a claim does not exceed the incurred contract costs related to the claim. The Company and the customer are currently in the arbitration process. The Company has filed its "Points of Claim" to which the customer has replied and also the customer has filed a counterclaim, which the Company expects to respond to shortly. Additionally, the discovery process is continuing. The customer, citing failure to deliver product within contract terms, has assessed liquidated damages totaling approximately $400 on the contract. The Company disputes the basis for these liquidated damages and is vigorously contesting them. However, following generally accepted accounting principles, the Company has reduced contract values and corresponding revenues by approximately $400.

         Effective February 27, 2004, the Company reached an agreement totaling $10.5 million with the same international customer on another claim of which $6.8 million was included in unbilled contract costs subject to negotiation as of February 28, 2003, thus resolving all outstanding amounts related to this claim.

         Claim bookings and settlements in fiscal 2004 increased operating income by $1,802. Claim bookings in fiscal 2003 and 2002 decreased operating income by $675 and $661 respectively. All amounts are net of associated manufacturing costs and legal expenses.

         Net claims receivables were $5,508 and $11,700 at February 27, 2004 and February 28, 2003, respectively.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

3.       Costs and Estimated Earnings on Uncompleted Contracts:

         Unbilled costs

         Amounts not billed or yet billable totaled $16,638 at February 27, 2004. Under most of the Company's contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, or upon shipment. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

         The following is a summary of long-term contracts in progress at February 27, 2004 and February 28, 2003:

                                                                                         2004               2003
                                                                                         ----               ----
           Costs incurred on uncompleted long-term contracts                           $28,802            $23,941
           Estimated earnings                                                            5,508              9,757
                                                                                       -------            -------
                                                                                        34,310             33,698
           Less billings to date                                                       (29,922)           (29,720)
                                                                                       -------            -------
                                                                                       $ 4,388            $ 3,978
                                                                                       =======            =======

                                                                                         2004               2003
                                                                                         ----               ----
           Included in accompanying balance sheets under the following captions:
                Costs and estimated earnings in excess of billings
                   on uncompleted long-term contracts                                   $5,333             $5,441
                Billings in excess of costs and estimated earnings on
                   uncompleted long-term contracts                                        (945)            (1,463)
                                                                                        ------             ------
                                                                                        $4,388             $3,978
                                                                                        ======             ======

          Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200 in fiscal 2004, 2003 and 2002.

4.       Inventories:

         Inventories consist of the following:

                                                      WORK IN
                                RAW MATERIAL          PROCESS        FINISHED GOODS       TOTAL
                                ------------          -------        --------------       -----
        February 27, 2004           $311               $7,803           $1,729            $9,843
        February 28, 2003            322                5,629            2,543             8,494

Inventory is presented above net of an allowance for obsolescence of $564 and $646 in fiscal 2004 and 2003, respectively.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

5.       Property, Plant and Equipment:

         The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 27, 2004 and February 28, 2003:

                                                                                        ESTIMATED
                                                                                          USEFUL
                                                       2004               2003            LIVES
                                                       ----               ----            -----
         Land                                           $100               $100
         Building and building additions               3,763              3,763          40 years
         Machinery and equipment                       9,019              8,611         3-5 years
         Office furniture and equipment                1,195              1,195          10 years
         Building improvements                         1,460              1,393        5-10 years
                                                     -------             ------

                                                      15,537             15,062
         Less accumulated depreciation               (10,651)            (9,976)
                                                     -------             ------

              Property, plant and equipment, net      $4,886             $5,086
                                                      ======             ======

Depreciation expense for the fiscal years ended February 27, 2004, February 28, 2003 and February 22, 2002 was $675, $673 and $668, respectively.


6.       Long-Term Obligations and Credit Arrangements:

         Long-term obligations at February 27, 2004 and February 28, 2003 consist of the following:

                                                                                    2004             2003
                                                                                    ----             ----
         Credit facility payable to banks                                        $     30           $   600
         Long term bonds                                                            4,645             4,920
         Subordinated debt, net of unamortized  discount of $2,334 and $2,609
              for 2004 and 2003, respectively                                       7,666             7,391
         Term loans payable, accruing interest at between 9% and 9.9%
              collateralized by priority liens on certain equipment                     6                13
         Capitalized lease obligations                                                127                 -
                                                                                 --------           -------
                                                                                   12,474            12,924
         Less current portion                                                        (317)             (281)
                                                                                 --------           -------
                                                                                 $ 12,157           $12,643
                                                                                 ========           =======

         The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows:

                 2005                                          $317
                 2006                                           343
                 2007                                           314
                 2008                                           289
                 2009 and thereafter                         11,211
                                                            -------
         Total future obligations                           $12,474
                                                            =======

         The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the day's outstanding method as of February 27, 2004 and February 28, 2003 are as follows:

                                                2004                  2003
                                                ----                  ----
         Approximate average loan balance      10,401                8,219
         Maximum aggregate                     11,200               11,445
         Weighted average interest rate          8.45%*               4.37%

         * The weighted average interest rate calculation for fiscal 2004 reflects the impact of the $10,000 senior subordinated debt obtained as part of the February 19, 2003 financing.

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

         Interest is charged on direct borrowings at the bank's prime rate plus 0.75% for a base rate loan or for a Eurodollar loan, LIBOR plus 3.25% or adjusted LIBOR in 2003 and 2002. The interest rates ranged from 4.75% to 5.00% during fiscal 2004 and from 4.00% to 5.00% during fiscal 2003.

         The terms and conditions of the revolving loan and the line of credit are set forth in a credit agreement between the Company and PNC. Availability under the facility is determined each month based on a borrowing base consisting of a portion of the company's receivables, inventory and costs and estimated earnings in excess of billings net of billings in excess of costs and estimated earnings on uncompleted long-term contracts. As of February 27, 2004, availability under the $14,800 revolving facility was $7,567 all of which was available for borrowing.

         As part of our Bank and Subordinated agreements, the Company must also meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio, a Tangible Net Worth Ratio, and maintain a full year profit. As of year end the Company failed to meet all of these covenants and has obtained waivers from both of its lenders.

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

         Subsequent to fiscal year end, PNC advised the Company that it was considering certain changes to the revolving credit facility including reducing the total facility and requiring the Company to cash collateralize some or all of the facility. As of the filing date of this Annual Report on Form 10-K, these discussions were still ongoing. As of April 30, 2004, the Company had utilized approximately $5,426 of the facility for international letters of credit and as collateral for a portion of the long-term bonds. (Reference the Liquidity and Capital Resources Section of the Annual Report to Stockholders attached as
Exhibit 13 to this Annual Report on Form 10-K.)

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

         The Company has obtained a valuation from an independent valuation firm of the convertible note and the associated warrant. Based on the results of this valuation, at February 28, 2003, $1,400 of value had been assigned to the beneficial conversion feature of the convertible note and $1,209 had been assigned to the value of the associated warrants. Both of these amounts have been credited to additional paid-in capital as of February 28, 2003. Accreted interest expense related to the note and warrants was $275 in fiscal 2004.

         The Company used a portion of the proceeds from the financing to satisfy its existing obligations to Wachovia Bank, the Company's former lender, and to permit PNC to issue a letter of credit to support the Company's bonds.

         The Company's letter of credit limit under the revolving credit facility is $10,300, subject to borrowing base availability. The balance outstanding under these facilities at February 27, 2004 was $4,083. Fees on letters of credit outstanding were 1.75% at February 27, 2004 and February 28, 2003.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         On March 15, 2000, the Company issued approximately $5,500 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of
2000). Net proceeds from these bonds were used to repay a $4,100 advance taken on the Company's revolving credit facility and to finance construction of an addition to the Company's main plant in Southampton, Pennsylvania. The bonds are secured by a $5,000 irrevocable direct pay Letter of Credit issued by the Company's main lender which expires on March 15, 2005 and which is secured by all assets of the Company. The bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 1.20% on May 12, 2004) with a cap of 17%, and are subject to mandatory redemption of $275 per year for 19 years and $245 for the 20th year.

The carrying value of these financial instruments approximates their fair values at February 27, 2004.

7.       Leases:

         Operating Leases

         The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 27, 2004 are $159 in 2005; $125 in 2006; $86 in 2007; $14 in 2008; and $0 in 2009 and thereafter.

         Total rental expense for all operating leases for the fiscal years ended February 27, 2004, February 28, 2003 and February 22, 2002 was $241, $255 and $197, respectively.

8.       Income Taxes:

         The components of the provision for income taxes are as follows:

                                                            52 WEEKS ENDED      53 WEEKS ENDED     52 WEEKS ENDED
                                                            FEBRUARY 27, 2004   FEBRUARY 28, 2003  FEBRUARY 22, 2002
                                                            -----------------   -----------------  -----------------
         Currently payable:
         Federal                                                 $(738)               $285                $42
         State                                                       -                 188                134
         Foreign taxes                                              96                  19               (230)
                                                                 -----                ----               ----
                                                                  (642)                492                (54)
                                                                 -----                ----               ----
         Deferred:
         Federal                                                  (101)                282                (36)
         State                                                     (67)                 31                 (3)
                                                                 -----                ----               ----
                                                                  (168)                313                (39)
                                                                 -----                ----               ----
                                                                 $(810)               $805               $(93)
                                                                 =====                ====               ====

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                                             52 WEEKS ENDED      53 WEEKS ENDED     52 WEEKS ENDED
                                                            FEBRUARY 27, 2004   FEBRUARY 28, 2003  FEBRUARY 22, 2002
                                                            -----------------   -----------------  -----------------
        Statutory income tax                                     (34.0)%              34.0%              34.0%
        State income tax, net of federal tax benefit              (4.1)                3.7                5.4
        Benefit of foreign sales corporation
          And extraterritorial income                             (9.1)               (4.5)              (3.4)
        Research and experimentation tax
          credit refunds attributable to open tax years           (0.0)               (0.0)             (37.8)
        Research and experimentation and
          Other tax credits                                       (9.2)               (5.0)              (9.2)
        Benefit of foreign and foreign-source
          Income or loss                                          (0.0)               (0.0)              (1.0)
        Other, net                                                 6.0                (3.5)               6.4
                                                                 -----                ----               ----
                                                                 (50.4%)              24.7%              (5.6)%
                                                                 =====                ====               ====

The tax effects of the primary temporary differences are as follows:

                                                                  2004                2003               2002
                                                                  ----                ----               ----
         Deferred tax assets:
            Net products liability settlement                         -                 75                 75
            Vacation reserve                                         44                 44                 58
            Inventory reserve                                       212                244                275
            Receivable reserve                                        8                168                139
            Warranty reserve                                        142                 47                 46

            Net operating loss and credits                          302                  -                  -
            Other, net                                              629                111                122
                                                                 ------             ------               ----
                  Total current deferred tax asset               $1,337               $689               $715
                                                                 ------             ------               ----
         Deferred tax liabilities:
           Amortization of capitalized software                  $1,166               $724               $488
                                                                 ------             ------               ----
           Depreciation                                             336                298                247
                                                                 ------             ------               ----
                  Total noncurrent deferred tax liability        $1,502             $1,022               $735
                                                                 ------             ------               ----

Notes to Consolidated Financial Statements ($ in thousands, except share data)

9.       Business Segment Information:

         The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and the Industrial Group. The ATS business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The Industrial Group business produce chambers that create environments that are used for sterilization, research and medical applications. The following segment information reflects the accrual basis of accounting:

                                                        ATS         INDUSTRIAL GROUP       TOTAL
                                                        ---         ----------------       -----
         FISCAL 2004
         -----------
         Net sales                                   $15,880           $10,115           $25,995
         Interest expense                              1,293               313             1,606
         Depreciation and amortization                   881               966             1,847
         Operating income/(loss)                       1,231              (248)              983
         Income tax provision/(benefit)                   62              (318)             (256)
         Goodwill                                        477                 -               477
         Identifiable assets                          30,002             7,496            37,498
         Expenditures for segment assets                 380                95               475

         FISCAL 2003
         -----------
         Net Sales                                   $31,612           $11,511           $43,123
         Interest expense                                423                95               518
         Depreciation and amortization                 1,136               265             1,401
         Operating income                              4,979                52             5,031
         Income tax provision/(benefit)                1,139               (11)            1,128
         Goodwill                                        477                 -               477
         Identifiable assets                          26,481             6,348            32,829
         Expenditures for segment assets                 406                35               441

         FISCAL 2002
         -----------
         Net Sales                                   $22,629            $9,898           $32,527
         Interest expense                                950               144             1,094
         Depreciation and amortization                 1,041               434             1,475
         Operating income                              2,631             1,347             3,978
         Income tax provision                            164               118               282
         Goodwill                                        477                 -               477
         Identifiable assets                          33,160             5,408            38,568
         Expenditures for segment assets                 557                92               649

                                                        2004              2003              2002
                                                        ----              ----              ----
         Reconciliation to consolidated amounts:
                                                     -------           -------           -------
           Corporate assets                           10,721            14,869             9,914
           Total assets                              $48,696           $47,698           $48,482

           Segment operating income                     $983            $5,031            $3,978

           Less interest expense                      (1,606)             (518)           (1,094)
           Income taxes (benefit)/provision             (256)            1,128               282
                                                     -------           -------           -------

         Total loss for segments                        (367)            3,385             2,602

         Corporate home office expense                  (852)             (915)           (1,105)
         Interest and other expenses                    (130)             (338)             (144)
         Income tax benefit                              554               323               375
         Minority interest                                 2                38                13
                                                     -------           -------           -------

         Net (loss)/income                             $(793)           $2,493            $1,741
                                                     =======           =======           =======

         Segment operating income consists of net sales less applicable costs and expenses relating to these revenues. Unallocated expenses including general corporate expenses, letter of credit fees, interest expense, and income taxes have been excluded from the determination of the total profit for segments. General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

         Approximately 22% of sales totaling $5,714 in 2004 were made to two international customers in the ATS segment. Approximately 57% of sales totaling $24,471 in fiscal 2003 were made to one international and one domestic customer in the ATS segment. Approximately 59% of sales totaling $19,143 in fiscal 2002 were made to one international and one domestic customer in the ATS segment.

         Included in the segment information for the year ended February 27, 2004, are export sales of $15,421. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $2,874 and the United Kingdom of $2,840. Sales to the U.S. government and its agencies aggregated $1,717 for the year ended February 27, 2004.

         Included in the segment information for the year ended February 28, 2003 are export sales of $14,805. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $7,203. Sales to the U.S. government and its agencies aggregated $4,626 for the year ended February 28, 2003.

Notes to Consolidated Financial Statements ($ in thousands, except share data)

         Included in the segment information for the year ended February 22, 2002 are export sales of $10,110. Of this amount, there are sales to or relating to governments or commercial accounts in Thailand of $3,284. Sales to the U.S. government and its agencies aggregated $1,194 for the year ended February 22, 2002.

10.      Stock Options:

A summary of the status of the Incentive Stock Option Plan as of and for the fiscal years ended:

                                             FEBRUARY 27, 2004              FEBRUARY 28, 2003               FEBRUARY 22, 2002
                                         ---------------------------    ----------------------------    ---------------------------
                                                        WEIGHTED                        WEIGHTED                        WEIGHTED
                                                         AVERAGE                         AVERAGE                         AVERAGE
                                         SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE     SHARES       EXERCISE PRICE
                                        --------     --------------     --------     --------------    --------      --------------
Outstanding at beginning of year        421,614           $7.20         448,514           $7.04         464,350           $6.95
Granted                                      --           --                  -            -             27,564            7.38
Exercised                               (17,800)           5.12          (4,150)           4.73         (32,400)           5.89
Forfeited                               (27,812)           7.74         (22,750)           4.52         (11,000)           7.43
                                        -------                         -------                         -------
Outstanding at end of year              376,002            7.21         421,614            7.20         448,514            7.04
                                        =======                         =======                         =======

Options exercisable at year end         370,564               -         408,981               -         240,325               -
Weighted average fair value of
   options granted during the year            -               -               -               -               -           $7.01

         The following information applies to options outstanding at February 27, 2004:

                                             OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                     -------------------------------       ------------------------------------------------
                                                         WEIGHTED
                                         NUMBER          AVERAGE            WEIGHTED           NUMBER              WEIGHTED
                                     OUTSTANDING AT     REMAINING           AVERAGE        EXERCISABLE AT           AVERAGE
                                       FEBRUARY 27,     CONTRACTUAL         EXERCISE        FEBRUARY 27,           EXERCISE
         RANGE OF EXERCISE PRICES          2004        LIFE (YEARS)          PRICE             2004                 PRICE
         ------------------------    --------------    -------------        --------       --------------          --------

         $2.25 to $3.38                    9,200        2.45 years           $2.25                9,200             $2.25
         $5.00 to $7.50                   82,302        5.01 years           $5.67               76,864             $5.55
         $7.81                           284,500        4.65 years           $7.81              284,500             $7.81
                                         -------                                                -------
                  Total                  376,002                                                370,564

Notes to Consolidated Financial Statements ($ in thousands, except share data)

11.      Claims and Litigation:

         In April 2003, Boenning & Scattergood, Inc. ("B&S") filed suit against the Company in the Court of Common Pleas in Philadelphia, Pennsylvania, seeking payment of $902 for financing fees allegedly due to B&S pursuant to the terms of an agreement for investment banking services which was entered into with a predecessor of B&S (the "B&S Agreement). B&S alleged that it contacted the investors in the Company's February 2003 financing transaction and that it earned the claimed financing fees pursuant to the terms of the B&S agreement. The Company responded to the complaint and also filed a counterclaim for breach of contract and professional malpractice. The Company believes that it has valid defenses to each of the claims of B&S and intends to vigorously defend itself against these claims. At this time, however, the Company is unable to predict the outcome of this matter.

         In June 2003, Associated Mezzanine investors, LLC ("AMI") filed suit against the Company in the United States District Court for the Eastern District of Pennsylvania seeking payment of $196 for costs, fees and expenses allegedly due to AMI pursuant to the terms of an agreement which the Company entered into with AMI (the "AMI Agreement"). AMI claimed that it located suitable investors for the Company's February 2003 financing transaction and that it earned the claimed fees and is entitled to reimbursement of the claimed costs and expenses pursuant to the terms of the AMI Agreement. In March 2004, this suit was settled without any material impact on the Company's results of operations.

         In June 2003 Entertainment Technology Corporation, a wholly-owned subsidiary of the Company, filed suit against Walt Disney World Co. and other entities ("Disney") in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under a contract for the design and production of the amusement park ride "Mission:Space" located in Disney's Epcot Center. In response, in August 2003, Disney filed counterclaims against both Entertainment Technology Corporation and the Company (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney is seeking damages in excess of $150. Entertainment Technology Corporation and the Company believe that they have valid defenses to each of Disney's counterclaims and intend to vigorously defend against these counterclaims. At this time, the parties are engaged in the discovery process. The parties have exchanged self-executing disclosures and responses to interrogatories, and will be producing documents shortly, after which depositions will occur. Accordingly, Entertainment Technology Corporation and the Company are unable to predict the outcome of this matter.

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

12.      Employee Benefit Plan:

         The Company maintains a retirement savings 401(k) plan for eligible employees. The Company's contributions to the plan are based on a percentage of the employees' qualifying contributions. The Company's contributions totaled $107, $112 and $114 in fiscal 2004, fiscal 2003, and fiscal 2002, respectively.

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

Notes to Consolidated Financial Statements ($ in thousands, except share data)

13.      Quarterly Consolidated Financial Information (Unaudited):


         Financial data for the interim periods of fiscal 2004, 2003 and 2002 were as follows:

                                                                                           QUARTER ENDED
                                                                                           -------------
         FISCAL YEAR 2004                                                MAY 30     AUGUST 29    NOVEMBER 28   FEBRUARY 27

         Net sales                                                        $6,130       $4,752       $7,115        $7,998
         Gross profit                                                      2,287        1,786        1,774         4,096
         Operating income/(loss)                                             520        (395)        (700)           706
         Income/(loss) before income taxes                                   133        (862)        (987)           111
         Minority interest                                                   (4)          (2)          (3)             6
         Net income/(loss)                                                    70        (622)        (704)           463
         Earnings/(loss) per common share:
            Basic                                                            .01        (.09)        (.10)           .06
            Diluted                                                          .01        (.09)        (.10)           .06
                                                                                           QUARTER ENDED
                                                                                           -------------
         FISCAL YEAR 2003                                                MAY 24     AUGUST 23    NOVEMBER 22    FEBRUARY 23
         Net sales                                                       $11,207      $11,041      $12,162        $8,713
         Gross profit                                                      3,583        3,263        3,579         3,773
         Operating income                                                  1,075        1,108          874         1,059
         Income before income taxes                                          831          936          584           909
         Minority interest                                                  (27)          (5)          (6)             -
         Net income                                                          585          736          436           736
         Earnings per common share:
         Basic                                                               .08          .10          .06           .10
         Diluted                                                             .08          .10          .06           .10
                                                                                           QUARTER ENDED
                                                                                           -------------
         FISCAL YEAR 2002                                                MAY 25     AUGUST 24    NOVEMBER 23    FEBRUARY 22
         Net sales                                                        $8,340       $7,414       $8,230        $8,543
         Gross profit                                                      2,693        2,393        3,667         2,712
         Operating income                                                    449          546        1,351           527
         Income before income taxes                                           58          275          805           398
         Minority interest                                                   (5)          (4)            2           (6)
         Net income                                                          224          297          662           558
         Earnings per common share:
         Basic                                                               .03          .04          .09           .08
         Diluted                                                             .03          .04          .09           .07

Notes to Consolidated Financial Statements ($ in thousands, except share data)

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
($ in thousands)

    Column A                                                              Column B         Column C        Column D        Column E
    --------                                                              --------         --------        --------        --------

                                                                                            Charges/
                                                                         Balance at        (Credits)                      Balance At
                                                                          Beginning        to Costs/                        End of
Description                                                               of Period         Expenses     Reductions (1)     Period
-----------                                                               ---------         --------     --------------     ------
Year ended February 27, 2004:
 Valuation and qualifying accounts related to:
       Accounts receivable                                                   $446              $43            $110            $379
       Inventory                                                             $646             $200            $282            $564
       Property, plant and equipment                                       $9,976             $675             $--         $10,651
       Software development costs                                          $6,819             $851             $--          $7,670
       Other assets                                                          $113             $321             $--            $434

Year ended February 28, 2003
 Valuation and qualifying accounts related to:
       Accounts receivable                                                   $373             $137             $64            $446
       Inventory                                                             $738             $108            $200            $646
       Property, plant and equipment                                       $9,303             $673             $--          $9,976
       Software development costs                                          $6,166             $653             $--          $6,819
       Other assets                                                          $113              $--             $--            $113

Year ended February 22, 2002
 Valuation and qualifying accounts related to:
       Accounts receivable                                                   $370               $3             $--            $373
       Inventory                                                             $630             $108             $--            $738
       Property, plant and equipment                                       $8,635             $668             $--          $9,303
       Software development costs                                          $5,670             $496             $--          $6,166
       Other assets                                                           $96             $311            $294            $113

(1) Amounts written off or retired