Form 10-K, Exhibit 13
period 2005-02-25
ENVIRONMENTAL TECTONICS CORP
filed 2005-05-26
CIK 33113

EXHIBIT 13 PORTIONS OF ENVIRONMENTAL TECTONICS CORPORATION 2005 ANNUAL REPORT TO STOCKHOLDERS FINANCIAL REVIEW (amounts in thousands, except share and per share information)

Fiscal Year End	2005	2004	2003	2002	2001

Net sales	$27,814	$25,995	$43,123	$32,527	$32,452
Gross profit	6,176	9,943	14,198	11,465	13,075
Operating (loss)/income	(7,130)	131	4,116	2,873	4,122
Net (loss)/income
(Loss)/earnings	(8,113)	(793)	2,493	1,741	2,021
per common share:
Basic	(1.06)	(.11)	.35	.24	.29
Diluted	(1.06)	(.11)	.33	.23	.27
Working capital	29,818	29,907	31,216	30,683	25,070
Long-term obligations	12,087	12,157	12,643	16,688	12,778
Total assets	47,909	48,696	47,698	48,482	40,705
Total stockholders’equity	24,355	25,054	25,907	20,782	18,796
Weighted averagecommon shares:
Basic	7,656,000	7,163,000	7,153,000	7,143,000	7,087,000
Diluted	7,656,000	7,163,000	7,497,000	7,499,000	7,499,000

All earnings per share and share amounts have been restated to reflect a 2-for-1 stock split effective May 28, 1999. No cash dividends have ever been paid on the Company’s common stock, and the Company is prohibited from declaring any cash dividends on its common stock under the terms of its existing credit facilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

                This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about the Company and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

                These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company; and (vi) statements preceded by, followed by or that include the words, “may,” “could,” “should,” “looking forward,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or the negative of such terms or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in the Company’s Annual Report on Form 10-K, in the section entitled “Risks Particular to Our Business.” Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.

                The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company

Overview

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

                The following factors had an adverse impact on our performance for the fiscal year ended February 25, 2005:

•	unfavorable global economic and political conditions;

•	continued product development and marketing costs associated with our ATFS technology;

•	continuing logistics and foreign field installation cost overruns in the environmental business;

•	higher costs of capital and amortization of deferred finance charges; and

•	litigation and claims costs.

              Although sales were up from fiscal 2004, our sales efforts continued to be hampered by unfavorable global economic and political conditions. We saw many of our potential new contracts delayed by budget constraints and delays of our customers located throughout the world. This was especially true in our Aircrew Training Systems business, where most of the sales are to international customers.

             In the environmental line, we continued to experience logistics and field installation delays and cost overruns on a few international projects. These projects involved large environmental control systems which could not be factory tested in our Southampton, PA manufacturing headquarters before shipment to customer locations, so issues (parts, software modifications, etc.) which normally arise during system start-up had to be addressed in the field. Most of these projects were completed during the year, so we expect gross margins for this group to improve going forward.

                Fiscal 2005 saw the continuation of our education and marketing efforts to introduce our Authentic Tactical Flight Simulator (“ATFS”) to the U.S. military. The evolution of these exciting and state-of-the-art technologies is an important step in our goal of integrating flight and aeromedical training in a simulator device. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high-G Force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight. We believe that armed forces agencies of various governments will appreciate the efficiency of these technologies, especially in this time of fiscal conservatism and budgetary constraints throughout the world.

           One of the greatest challenges we face is adequately funding the cash requirements of large, long-term multi-year projects. Although these contracts normally incorporate milestone payments, the cash flows associated with production and material requirements tend to vary significantly over time. These projects are usually cash positive in the early stages and cash negative during the production phase. Funding these contracts requires a significant amount of operating funds and may hamper other types of business. In fiscal 2005 our bank took certain actions which effectively eliminated our ability to borrow cash under our existing agreement to support operations. These actions also resulted in us having to issue additional common stock warrants in consideration for a limited guarantee to secure the Company’s letter of credit bank facility which increased amortization expense associated with the deferred finance charges on these warrants. Our liquidity and capitalization improved in fiscal 2005 when we received settlement payments on two international claims. However, we may need to obtain additional sources of capital in order to continue growing and operating our business. Because we have established businesses in many markets, significant fixed assets including a building, and other business assets which can be used for security, we believe that we will be able to locate such additional sources of capital and that the bank actions will not have a long-term material adverse effect on our business.

In addition, we face the following challenges and business goals in order to make fiscal 2006 a successful year:

Aircrew Training Systems

•	Market all the aeromedical products we technologically enhanced in fiscal 2004 and 2005.

We have heavily invested in enhancing functionality and product capability of three ATS products: our centrifuge-based flight simulator, our General Aviation Trainer (GAT), and our Gyro-IPT. Repeat sales of these state-of-the-art simulators will allow us to recoup the costs of our non-recurring engineering and design effort.

•	Continue to evolve Advanced Tactical Flight Simulation (ATFS).

Our challenge will be to find funding to continue this critical development objective, either through U.S. government grants or a customer order.

Entertainment

•	Develop a business model for the entertainment line which addresses the three types of contractual arrangements which are common in the amusement and educational venues: outright purchases, leasing and revenue sharing. Additionally, we will need to locate the capital required to support this type of business structure.

•	Expand the entertainment line by repeat sales and the introduction of story line enhancements.

Environmental

•	Bring the environmental line back to profitability by refocusing the selling effort towards domestic contracts for standardized products.

ADMS

•	Develop a service business to supplant the sale of systems. During fiscal 2005 we received a contract to perform airport certification and emergency drill training using software and technology developed for the ADMS line at the Baltimore-Washington International Airport. We believe this is a new and undeveloped market with high potential.

Claims/Litigation

•	Continue to pursue outstanding commercial litigation and the Company’s claim against the U.S. government.

At February 25, 2005, we were involved in major commercial and government litigation which will require a significant amount of our time and effort. These activities will potentially detract from other business issues and require significant funding.
3

Liquidity

•	We do not currently have a bank facility which can be used to borrow funds for operations.

                       During fiscal 2005 our bank took certain actions which effectively eliminated our ability to borrow cash under our existing agreement to support operations. Thus, we may need to obtain additional sources of capital in order to continue growing and operating our business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high.

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

                The Company recognizes revenue using three methods:

                On long-term contracts over $250,000 in value and over six months in length the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise its cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

               Revenue for contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services (such as installation and customer acceptance) is recognized on the date that the finished product is shipped to the customer.

                Revenue derived from the sale of parts and services is also recognized on the date that the finished product is shipped to the customer or when the service is completed. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

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

Critical Accounting Policies

                The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

                Revenue Recognition on Long-Term Contracts

                On long-term contracts over $250,000 in value and six months in length, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise its cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

                The Company accounts for some its largest contracts, including its contracts with the U.S. and other foreign governments, using the percentage-of-completion method. If the Company does not accurately estimate the total cost to be incurred on this type of contract, or if the Company is unsuccessful in the ultimate collection of associated contract claims, estimated gross margins may be significantly impacted or losses may need to be recognized in future periods. Any resulting reductions in margins or contract losses could be material to the Company’s results of operations and financial position.

                Revenue for contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services (such as installation and customer acceptance) is recognized on the date that the finished product is shipped to the customer or the service is completed.

Accounts Receivable

                The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer’s current creditworthiness. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While the Company’s credit losses have historically been within its expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Additionally, as a result of the concentration of international receivables, the Company cannot predict the effect, if any, which geopolitical risk and uncertainty will have on the ultimate collection of its international receivables.

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

Results of Operations Fiscal 2005 versus Fiscal 2004

($000)	Summary Table of Results

	FY 05	FY 04		$ variance	% variance
				( )=unfavorable

Sales

Domestic	$11,998		$8,856	$3,142	35.5%

US Gov’t	2,904		1,717	1,187	69.1

Int’l	12,912		15,422	(2,510)	(16.3)

Total Sales	27,814		25,995	1,819	7.0

Gross Profit	6,176		9,943	(3,767)	(37.9)

SG&A Expenses	12,450		9,454	(2,996)	(31.7)

R&D Expenses	856		358	(498)	(139.	1)

Interest Exp	1,792		1,606	(186)	(11.6)

Other Exp., net	308		130	(178)	(136.9)

Income Taxes	(1,117)		(810)	307	37.9

Minority Interest	0		(2)	(2)	(100.0)

Net Loss	$(8,113)		$(793)	$(7,320)	(923.1%)

Net Loss per share (diluted)	$(1.06)	$	$(0.11)	(0.95)	(863.6%)

Net Loss.

                The Company had a net loss of $8,113,000 or $1.06 per share (diluted) in 2005 versus a net loss of $793,000 or $.11 per share (diluted) in fiscal 2004. Operating loss was $7,130,000 versus an operating income of $131,000 in 2004. This decrease was primarily the result of reduced gross profits primarily in sterilizers, Pilot Training Systems (PTS) and simulation coupled with higher expenses in all spending categories. Acting as a partial offset were the increased sales volume and a higher income tax benefit.

Sales.

                Total sales in fiscal 2005 were $27,814,000, an increase of $1,819,000 or 7.0% over 2004, representing significant increases in environmental ($2,143,000 or 102.6%), hyperbaric ($1,510,000 or 81.3%) and entertainment ($1,031,000 or 308.8%) partially offset by a significant ($2,731,000 or 59.7%) decrease in sterilizer sales. ATS sales were basically flat between the years. Environmental sales benefited from a $1,907,000 or 158.1% increase in domestic sales primarily for automotive applications. Hyperbaric equipment sales were up domestically primarily due to a large multi-place chamber sale from a domestic customer destined for a Middle Eastern navy. Entertainment sales reflected the first year orders of our “Wild Earth” and “Monster Truck” amusement rides. The decrease in sterilizer sales domestically primarily reflected reduced activity for a large Ethylene Oxide (“ETO”)

project. Geographically, domestic sales were up $3,142,000 or 35.5%, and represented 43.1% of total sales, up from 34.1% in fiscal 2004, primarily reflecting the increased activity as noted above. U.S. government sales increased to $2,904,000, as compared to $1,717,000 in fiscal 2004, and represented 10.4% of total sales, up from 6.6% of total sales in fiscal 2004. International sales, including those from the Company’s foreign subsidiaries, were down $2,510,000 or 16.3%, and represented 46.5% of total sales, down from 59.3% in fiscal 2004, primarily reflecting significantly reduced sales for ATS. Throughout the Company’s history, most of the sales for Aircrew Training Systems products have been made to international customers.

                Only one customer represented 10% or more of sales in fiscal 2005, the Royal Malaysian Air Force, which generated $3,388,000 or 12.2% of total sales. In fiscal 2005, international sales totaling at least $500,000 per country were made to customers in Malaysia, the United Kingdom, Egypt, the Czech Republic, Australia, China, Italy and the United Arab Emirates. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for two international customers represented 24.2% of the Company’s backlog at February 25, 2005. For a discussion of the additional risks associated with our international operations, see “Risks Particular to Our Business—There are certain risks inherent in our international business activities, which constitute a significant portion of our business,” in our Annual Report on Form 10-K.

                We have historically experienced significant variability in our sales performance. This reflects the existing sales backlog, product and the nature of contract (size and performance time) mix, the manufacturing cycle and amount of time to effect installation and customer acceptance, and certain factors not in our control such as customer delays and the time required to obtain U.S. Government export licenses. One or a few contract sales may account for a substantial percentage of our quarterly revenue.

Domestic Sales.

                Overall, domestic sales in fiscal 2005 were $11,998,000 as compared to $8,856,000 in fiscal 2004, an increase of $3,142,000 or 35.5%, reflecting increases in all product types except sterilizers and simulation. Environmental benefited from a 258.1% increase in domestic sales primarily for automotive applications. Hyperbaric was up domestically primarily due to a large multi-place chamber sale. Entertainment sales reflected the first year orders of “Wild Earth” and “Monster Truck” amusement rides. The decrease in sterilizer sales domestically primarily reflected reduced activity for a largeEtOproject. Domestic sales represented 43.1% of the Company’s total sales in fiscal 2005, up from 34.1% in fiscal 2004. Sales to the U.S. Government in fiscal 2005 were $2,904,000 as compared $1,717,000 in fiscal 2004, and represented 6.4% of total sales in fiscal 2005 versus 6.6% in fiscal 2004.

International Sales.

                International sales in fiscal 2005 were $12,912,000 as compared to $15,422,000 in the fiscal 2004, a decrease of $2,510,000 or 16.3%, and represented 46.4% of total sales as compared to 59.3% in fiscal 2004. Throughout our history, most of the sales for ATS have been made to international customers. In fiscal 2005 international sales totaling at least ten percent of total international sales were made to customers in Malaysia ($3,388,000) and Egypt ($2,309,000). In fiscal 2004 international sales totaling at least ten percent of total international sales were made to government or commercial accounts in Malaysia ($2,874,000) and the United Kingdom ($3,658,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

Segment Sales.

Segment Sales ($000 except for %)

	Aircrew Training Systems		Industrial Group		Total
	$	%	$	%	$	%
Fiscal 2005	16,787	60.3	11,027	39.7	27,814	100.0

Fiscal 2004	15,880	61.1	10,115	38.9	25,995	100.0

                On a segment basis, sales of the Company’s ATS products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $16,787,000 in fiscal 2005, an increase of $907,000, or 5.7% over fiscal 2004. Sales of these products accounted for 60.3% of the Company’s sales compared to 61.1% in fiscal 2004. The increase in ATS product sales primarily reflected the increased activity in the entertainment area. Sales in the Company’s other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, increased $912,000 to $11,027,000, an increase of 9.0%, and constituted 39.7% of the Company’s total sales compared to 38.9% in fiscal 2004.

                Significant claims outstanding at February 25, 2005 included a claim with the U.S. Navy for a submarine decompression chamber ($3.0 million recorded). Significant claims outstanding at February 27, 2004 included $2.9 million for the aforementioned U.S. Navy claim and $2.6 million for an international customer. Effective February 27, 2004 the Company reached an agreement totaling $10.5 million on a prior international claim. This settlement was paid to the Company in March 2004. On February 8, 2005, the Company reached an agreement totaling $4.7 million on the remaining international claim. This settlement was paid to the Company in February 2005. Although recorded as a current asset in the financial statements, all remaining claim revenues may not be received in full during fiscal 2006. For a more complete discussion of outstanding claims, see “Note 3. Accounts Receivable” to our consolidated financial statements in the Annual Report to Stockholders following.

Gross Profit.

                Gross profit for fiscal 2005 decreased by $3,767,000 or 37.9% from fiscal 2004 reflecting significant reductions in most product categories, most notably sterilizer, PTS and simulation. Sterilizers suffered from the aforementioned significant sales decrease and a reduction of the gross profit rate as a percent of sales on a product mix shift to smaller steam sterilizers. Although sales for PTS were basically flat between the periods, the prior period reflected higher claims settlement revenue which resulted in a higher gross profit rate as a percent of sales. Simulation sales were also basically flat between the periods although the current period included additional product development costs, both to enhance functionality of existing products and to develop product extensions, which negatively impacted gross profit as these costs are primarily charged directly to the cost of sales for specific orders. Acting as a partial offset was an improvement in environmental gross profit rates as a percent of sales, although additional budget revisions for cost overruns primarily for international projects resulted in continued negative rates.

Operating Loss.

                Operating loss was $7,130,000 vs. an operating income of $131,000 in 2004. This decrease was primarily the result of reduced gross profits primarily in sterilizers, Pilot Training Systems (PTS) and simulation coupled with higher expenses in all spending categories. Acting as a partial offset were the increased sales volume.

             On a segment basis, ATS had an operating loss of $4,768,000, a decrease of $5,999,000 or 487.3% from fiscal 2004, while the Industrial Group had an operating loss of $1,518,000 in fiscal 2005, a decrease of $1,270,000 from fiscal 2005. These segment operating results were offset, in part, by unallocated corporate expenses of $846,000, a decrease of $6,000 from fiscal 2004.

                The decrease in operating income for the ATS segment in fiscal 2005 reflected lower gross margins, both dollar-wise and as a percent of revenues, for all product categories coupled with higher operating expenses, primarily legal and claims expenses. Acting as a partial offset was an increase in sales between the periods.

                The Industrial Group segment’s decrease in operating income in fiscal 2005 reflected lower gross margins, primarily for sterilizers and parts and service, coupled with a slight increase in operating expenses. Acting as a partial offset was an improved gross profit, both dollar-wise and as a percent of revenue, for the environmental group.

Selling and Administrative Expenses.

                Selling and administrative expenses increased $2,996,000 or 31.7% from fiscal 2004. During fiscal 2005 we incurred significant legal costs and claims expenses to support an international claim (which claim was settled on February 8, 2005) and the lawsuit against Disney, which is in the discovery phase. Approximately 44% of selling and administrative costs in fiscal 2005 were related to legal and accounting fees, claim costs and sales commissions. In fiscal 2004, these costs comprised approximately 30% of selling and administrative costs. As a percentage of sales, selling and administrative expenses were 44.8% in fiscal 2005 compared to 36.4% in fiscal 2004.

Research and Development Expenses.

                Research and development expenses increased $498,000 or 139.1% in fiscal 2005 as compared to fiscal 2004. This increase reflected both additional spending and the timing of reimbursement for government grants in our Turkish subsidiary under a government research award for two projects. Most of the Company’s research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2005 were $1,466,000 compared to $1,716,000 in fiscal 2004.

Amortization of software costs, which was charged to cost of sales, was $988,000 and $851,000 for fiscal 2005 and fiscal 2004, respectively.

Interest Expense.

                Interest expense (net of interest income) increased $186,000 or 11.6% in fiscal 2005 from fiscal 2004 primarily reflecting increased amortization of both deferred finance expenses from the Company’s February 2003 refinancing and subordinated debt discount associated with the Company’s subordinated debt. Acting as a partial offset was reduced interest expense for the Company’s subordinated debt as the rate was temporarily reduced by two percentage points.

Bank Fees.

              Bank fees increased $72,000 or 21.9% in fiscal 2005 over fiscal 2004 primarily reflecting additional charges for bank agreement covenant violation waivers.

Letter of Credit Fees.

              Letter of credit fees decreased $76,000 or 59.8% in fiscal 2005 versus fiscal 2004 reflecting reduced international contracts and the timing of letter of credit fees.

Other Income/Expense, net.

                Other income/expense, net, decreased 182,000 or 55.8% in fiscal 2005 versus fiscal 2004 as the prior period included the proceeds of an insurance reimbursement for a stolen simulator.

(Benefit from)/Provision for Income Taxes.

                The fiscal 2005 tax benefit reflects the realization of tax loss carry backs of the current year’s loss. During fiscal 2005 the Company applied for and received refunds approximating $900,000 of these carry backs; at February 25, 2005 an additional $536,000 remained as an income tax receivable reflecting the balance of these carry backs.

                Reflecting the Company’s significant losses in the current fiscal year, the Company has approximately $7.2 million of federal and $12.5 million of state net loss carry forwards available to offset future income taxes, expiring in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense.

Fiscal 2004 versus Fiscal 2003

($000)	Summary Table of Results

	FY 04	FY 03	$ variance	% variance
			( )=unfavorable

Sales

Domestic	$8,856	$23,692	$(14,836)	(62.6)%

US Gov’t	1,717	4,626	(2,909)	(62.9)

Int’l	15,422	14,805	617	(4.2)

Total Sales	25,995	43,123	(17,128)	(39.7)

Gross Profit	9,943	14,198	(4,255)	(30.0)

SG&A Expenses	9,454	9,446	(8)	(0.1)

R&D Expenses	358	636	278	43.7

Interest Exp	1,606	518	(1,088)	(210.0)

Other Exp.,net	130	338	208	61.5

Income Taxes	(810)	805	1,615	200.6

Minority Interest	(2)	(38)	(36)	(94.7)

Net (Loss)/Income	$(793)	$2,493	$(3,286)	(131.8)%

Net (Loss)/Income per share

(diluted)	$(.11)	$0.33	$(0.44)	(133.3%)

Net Loss.

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

Sales.

                Total sales in fiscal 2004 were $25,995,000, a decrease of $17,128,000 or 39.7% over 2003, representing decreases in entertainment ($16,998,000), hyperbaric ($1,519,000) and environmental ($1,701,000). Entertainment suffered from the completion in fiscal 2003 of a large project. Hyperbaric sales reflected reduced effort on a large U.S. government submarine decompression chamber project. Environmental sales were down in the current period as fiscal 2003 reflected significant sales for large chamber projects in China. Providing partial offsets were increased sales for domestic sterilizers (up $1,662,000) and higher International Aircrew

Training Systems (up $1,702,000) primarily for International Logistics Services (equipment upgrades and maintenance on various aeromedical equipment). Geographically, domestic sales were down $14,835,000 or 62.6%, and represented 34.1% of total sales, down from 54.9% in fiscal 2003, primarily reflecting decreased entertainment activity. U.S. government sales decreased to $1,717,000, as compared to $4,626,000 in fiscal 2003, and represented 6.6% of total sales, down from 10.8% of total sales in fiscal 2003. International sales, including those from the Company’s foreign subsidiaries, were up $616,000 or 4.2%, and represented 59.3% of total sales, up from 34.3% in fiscal 2003, primarily reflecting an increase in ATS sales. Throughout the Company’s history, most of the sales for Aircrew Training products have been made to international customers.

                Customers representing 10% or more of sales in fiscal 2004 were the Royal Malaysian Air Force, $2,874,000 or 11.1%, and the United Kingdom Ministry of Defense, $2,840,000 or 10.9%. In fiscal 2004, international sales totaling at least $500,000 per country were made to customers in Malaysia, the United Kingdom, Indonesia, Venezuela, Egypt, Nigeria, Thailand, China and Norway. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for the Royal Malaysian Air Force and a foreign customer constituted 19.4% and 20.0% respectively of the Company’s backlog at February 27, 2004. For a discussion of the additional risks associated with our international operations, see “Risks Related to Our Business—There are certain risks inherent in our international business activities, which constitute a significant portion of our business,” in our Annual Report on Form 10-K.

Segment Sales ($000 except for %)

	Aircrew Training Systems		Industrial Group		Total
	$	%	$	%	$	%
Fiscal 2004	15,880	61.1	10,115	38.9	25,995	100.0

Fiscal 2003	31,612	73.3	11,511	26.7	43,123	100.0

                On a segment basis, sales of the Company’s ATS products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $15,880,000 in fiscal 2004, a decrease of $15,732,000, or 49.8% over fiscal 2003. Sales of these products accounted for 61.1% of the Company’s sales compared to 73.3% in fiscal 2003. The decrease in ATS product sales primarily reflected the completion in the prior period of a major entertainment contract. Sales in the Company’s other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,396,000 to $10,115,000, a decrease of 12.1%, and constituted 38.9% of the Company’s total sales compared to 26.7% in fiscal 2003.

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

Gross Profit.

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

Operating Income.

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

                The Industrial Group segment’s decrease in operating income in fiscal 2004 reflected the aforementioned slight reduction in sales coupled with a 2.9 percentage point drop in the gross profit rate as a percentage of sales partially offset by reduced selling and marketing expenses.

Selling and Administrative Expenses.

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

Research and Development Expenses.

                 Research and development expenses decreased $278,000 or 43.7% in fiscal 2004 as compared to fiscal 2003. This decrease reflected government grants in our Turkish subsidiary under a government research award for work on our multi-axis centrifuge tactical flight simulator. Most of the Company’s research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2004 were $1,716,000 compared to $1,193,000 in fiscal 2003. Amortization of software costs, which was charged to cost of sales, was $851,000 and $653,000 for fiscal 2004 and fiscal 2003, respectively.

Interest Expense.

                Interest expense (net of interest income) increased $1,088,000 or 210.0% in fiscal 2004 from fiscal 2003 reflecting higher average borrowings at higher rates and increased amortization of both deferred finance expenses from the Company’s February 2003 refinancing and subordinated debt discount associated with the Company’s subordinated debt. Letter of credit and other income/expenses decreased $208,000 or 61.5% in fiscal 2004 over fiscal 2003 reflecting reduced letter of credit fees on a lower balance and the net receipt of insurance proceeds for a stolen simulator.

Other income/Expense, net.

                Given the Company’s pre-tax loss for the fiscal period and the impact of some large permanent book/tax differences for some accounts, the Company experienced a domestic tax benefit based on an effective rate of 55.4% and a consolidated rate of 50.5%. Part of the reduction in the effective rate reflected the impact of research and experimentation tax credit refunds. The Company intends to continue to use research and experimentation tax credits, if applicable, to reduce its federal income tax.

During the second quarter of fiscal 2003, the Company reached a settlement with Inland Revenue in Great Britain which resulted in an additional tax assessment of $15,000. Additionally, during fiscal 2004 the Company successfully concluded an Internal Revenue Service routine audit of the Company’s fiscal 2000 tax filing with no additional liability.

Liquidity and Capital Resources

                During fiscal 2005, the Company generated $9,723,000 from operating activities. Most of this cash resulted from the collection of two international contracts totaling approximately $15.3 million. Additional cash resulted from reductions in costs in excess of billing on long-term contracts and inventory and non-cash expenses such as depreciation and amortization. Cash usages included the net operating loss and a decrease in customer deposits.

                The Company’s investing activities used $1,557,000 in fiscal 2005 and consisted of purchases of capital equipment ($285,000) and capitalized software ($1,272,000). Given the nature of the Company’s market and products, the continued development of generic control and core software and software tools is a critical objective of management.

                The Company’s financing activities generated $2,317,000 of cash during fiscal 2005. This primarily reflected cash received from the exercise of common stock warrants and the issuance of common stock. Acting as a partial offset was a significant increase in restricted cash required by PNC Bank to collateralize the Company’s outstanding long-term bonds. See “Note 7. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.

                Refinancing

                The Company has historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, the Company refinanced its operations (the “Refinancing”). The Refinancing was effected through the issuance of subordinated, convertible notes to H.F. Lenfest, an individual, and a credit agreement (the “Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from this refinancing were $29,800,000.

                Bank Credit and Facility

                The Agreement has had numerous amendments which are discussed below. Currently, the facility is for $5,000,000 and use of the facility is restricted to the issuance of international letters of credit. This line is secured by all assets of the Company as well as a $5 million personal guarantee by Mr. Lenfest.

                The PNC credit facility is secured by (i) the grant of a first and prior security interest in all of the personal property of the Company, Entertainment Technology Corporation (“EnTCo”), and ETC Delaware, Inc. (“ETC Delaware”), each a wholly-owned subsidiary of the Company, in favor of PNC; (ii) the Company’s grant of a first and prior security interest in all of the Company’s accounts, deposits and all other negotiable and non-negotiable instruments owned by the Company in favor of PNC; (iii) the Company’s grant of a first and prior mortgage on all of the Company’s real property in favor of PNC; and (iv) the Company’s grant of a first and prior security interest in all of the Company’s rights to (a) all of the shares of capital stock of each of EnTCo and ETC Delaware and (b) 65% of the shares of capital stock owned by the Company of each of its foreign subsidiaries in favor of PNC. In addition, the PNC credit agreement requires that EnTCo and ETC Delaware guarantee the Company’s obligations under the PNC facility.

                Agreement Amendments

                On April 30, 2003, the Agreement was amended to include: (i) a revolving credit facility in the maximum aggregate principal amount of $14,800,000 to be used for the Company’s working capital and general corporate purposes, including capital expenditures, with a sub-limit for issuances of letters of credit in the maximum aggregate face amount of $10,300,000, and (ii) a standby letter of credit in the face amount of $4,750,000 as credit support for the Company’s bonds. Additionally, on July 9, 2003, a second amendment to the Agreement was executed which formed an additional $1,010,000 credit facility for use in financing export contracts which qualify for an EXIM (the Export-Import Bank of the United States) Bank guarantee.

                On August 24, 2004, the Agreement was amended to substantially reduce the operating facility and eliminate the associated monthly borrowing base reporting requirements. The revolving facility was reduced from $14,800,000 to $5,000,000 and use of the facility was restricted to the issuance of letters of credit, which are frequently a requirement of international contracts. Under the amended Agreement, the Company could no longer borrow cash under the facility. The Company’s long-term bonds were left intact. As additional collateral for the revised facility, PNC required the Company to keep $2,500,000 in a restricted cash account. The annual fee for letters of credit was reduced from 1.75% to 1.0% per annum. Additionally, three of the financial covenants, the Leverage Ratio, the Fixed Charge Ratio and the requirement not to report a net loss in any annual period were eliminated and the Tangible Net Worth requirement was reduced. All other terms and conditions of the revolving loan and the line of credit as set forth in the Agreement remained in effect.

                Under the August 24, 2004, amendment the EXIM Bank credit facility was reduced from $1,010,000 to $995,000, with all other terms and conditions remaining unchanged. Availability under the EXIM facility was determined based on a borrowing base consisting of a portion of the Company’s receivables and inventory.

                On October 18, 2004, the Agreement was amended to require the Company to deposit in a restricted cash account an additional amount of $285,000 to cover the next scheduled payment of principal and interest due April 1, 2005 on the Company’s long-term bonds. The Tangible Net Worth covenant requirement was reduced to a) $14,500,000 for the periods ended November 26, 2004 and February 25, 2005 and b) on the last day of any fiscal quarter ending after February 25, 2005, to be at least equal to the actual Tangible Net Worth on February 25, 2005. Additionally, the fee for the PNC Letter of Credit, which backs the Company’s long-term bonds, was increased from 2.0% to 2.5% annually.

                On February 22, 2005, the Agreement was again amended. This Amendment required the Company to increase the deposit as security in the restricted cash account to an amount equal to 100% of the sum of the amount available to be drawn on the Bond Letter of Credit ($4,464,000 at February 25, 2005). Additionally the EXIM borrowing facility was cancelled and the Tangible Net Worth covenant was reduced to $12,000,000 for all future reporting periods beginning with February 25, 2005. The rate on the Reimbursement Letter of Credit which backs the Company’s long–term bonds was reduced to 0.75% per anum.

                As of May 6, 2005 the Company had used approximately $1,939,000 of the facility for international letters of credit.

                Subordinated Convertible Debt

                In connection with the financing provided by Mr. Lenfest on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest (the “Note”), pursuant to which the Company issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 (the “Note”) and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Mr. Lenfest. The note accrues interest at the rate of 10% per annum and matures on February 18, 2009. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. The note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.

                The obligations of the Company to Mr. Lenfest under the Convertible Note and Warrant Purchase Agreement are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.

                Prior to the consummation of the refinancing, Advanced Technology Asset Management, LLC (“ATAM”) (formerly ETC Asset Management, LLC), a shareholder of the Company and a holder of warrants to purchase 332,820 shares of the Company’s common stock, consented to the transactions contemplated under the Credit Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ATAM waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ATAM’s consent, the Company issued to ATAM warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ATAM warrants have substantially the same terms as the warrants issued to Mr. Lenfest. In March 2004, ATAM exercised all its warrants and received a total of 437,820 shares of common stock of the Company. The Company received proceeds of $586,410 from the exercise of these warrants.

                As a condition of amending the Agreement on August 24, 2004, Mr. Lenfest, holder of the Company’s subordinated debt, agreed to issue to PNC on the Company’s behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr.Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and a warrant to purchase 200,000 shares of stock under the same terms and conditions as his existing warrant for 803,048 shares.

                On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of the Company’s common stock for approximately $2.0 million.

                Under the Note the Company must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 25, 2005 the Company failed to meet any of these financial covenants but has obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 28, 2006. Except as specified, the waiver does not constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release the Company or any guarantor from any of its duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.

                Long-Term Bonds

                On March 15, 2000, the Company issued approximately $5,500,000 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4,100,000 advance taken on the Company’s revolving credit facility and to finance construction of an addition to the Company’s main plant in Southampton, Pennsylvania. The bonds are secured by a $5,000,000 irrevocable direct pay Letter of Credit issued by PNC which expires on February 17, 2006 and which is secured by all assets of the Company. At February 25, 2005 they were also fully cash collateralized. The bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 3.19% on May 6, 2005) with a cap of 17%, and are subject to mandatory redemption of $275,000 per year for 19 years and $245,000 for the 20th year.

                Liquidity

                Given the Company’s inability to borrow cash under the amended Agreement, the Company may need to obtain additional sources of capital in order to continue growing and operating its business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC will not have a long-term material adverse effect on our business.

                The Company believes that existing cash balances at February 25, 2005, cash generated from operating activities as well as future availability under its credit agreement will be sufficient to meet its future obligations through at least February 25, 2006.

                In reference to the Company’s outstanding claims with the U.S. Navy, to the extent the Company is unsuccessful in recovering a significant portion of recorded claim contract costs, and to the extent that significant additional legal expenses are required to bring the dispute to resolution, such events could have a material adverse effect on the Company’s liquidity and results of operations. Historically, the Company has had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003, 2004 and 2005. (See Note 3 to the Consolidated Financial Statements, Accounts Receivable).

                The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 6 and 7 to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.

	Payments Due by Period (in thousands)

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(in thousands)
Long-term debt, including current maturities	$12,362	$275	$8,817	$550	2,720
Operating leases	740	156	318	188	78

Total	$13,102	$431	$9,135	$738	$2,798

•	Long-term debt is reported net of unamortized discount of $2,008,000 on the Company’s subordinated debt. See “Note 7. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.

•	Our sales backlog at February 25, 2005 and February 27, 2004, for work to be performed and revenue to be recognized under written agreements after such dates, was $19,084,000 and $16,914,000, respectively. In addition, our training, maintenance and upgrade contracts backlog at February 25, 2005 and February 27, 2004, for work to be performed and revenue to be recognized after such dates under written agreements, was $2,232,000 and $2,637,000, respectively. Of the February 25, 2005 backlog, we have contracts for approximately $15,243,000 for aircrew training systems and maintenance support, including $3,422,000 for the Japanese Defense Agency and $1,746,000 for the Egyptian Air Force. We expect to complete approximately 75% of the February 25, 2005 backlog prior to February 24, 2006, the end of our 2006 fiscal year. Of the February 27, 2004 backlog, we completed approximately 79% by February 25, 2005.

                The Company’s order flow does not follow any seasonal pattern as the Company receives orders in each fiscal quarter of its fiscal year.

Off-Balance Sheet Arrangements

                There were no off-balance sheet arrangements during the fiscal year ended February 25, 2005 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to the Company’s investors.

Recent Accounting Pronouncements Accounting for Share-Based Payments

                In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payments. This statement replaces FASB Statement No. 123, Accounting for Stock-Based compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires companies to recognize in financial statements the compensation cost relating to share-based transactions including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. The cost of these arrangements will be measured based on the fair value of the equity or liability instruments issued. Public companies will be required to apply Statement 123(R) as of the first annual reporting period that begins after June 15, 2005 based on a delay granted by the SEC of the implementation of this pronouncement. The Company is not able at this time to determine what impact, if any, adoption of Statement 123(R) will have on the results of operations.

Accounting for Inventory Costs

                In November 2004, the FASB issued FASB Statement 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. While retaining the general principle that inventories are presumed to be stated at cost, Statement 151 amends ARB No. 43 to clarify that:

•	abnormal amounts of idle facilities, freight, handling costs, and spoilage should be recognized as charges of the current period.

•	allocation of fixed production overheads to inventories should be based on the normal capacity of the production facilities.

The Statement defines normal capacity as the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance.

Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and should be applied prospectively. Early application is permitted. The Company is not able at this time to determine what impact, if any, adoption of statement 151 will have on the results of operations.

Market for the Registrant’s Common Stock and Related Security Holder Matters

                The Company’s common stock is traded on the American Stock Exchange under the symbol “ETC.” As of May 6, 2005, the Company had 282 shareholders of record.

                The following table sets forth the quarterly ranges of high and low sale prices for shares of the common stock for the periods indicated.

	Sale Prices

	High	Low

Fiscal 2005
First Quarter	$10.05	$7.25
Second Quarter	8.24	6.47
Third Quarter	7.95	6.18
Fourth Quarter	6.80	5.10

Fiscal 2004
First Quarter	$6.00	$5.00
Second Quarter	6.10	5.00
Third Quarter	8.70	6.08
Fourth Quarter	9.95	7.00

                On May 6, 2005, the closing price of the Company’s common stock was $5.85. The Company has never paid any cash dividends on its common stock and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company’s current credit facilities prohibit the payment of any dividends by the Company without the lender’s prior written consent.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	276,162	$7.30	588,850

Equity compensation plans not approved by security holders	—	N/A	207,813

Total	276,162	$7.30	796,663

The following plans have not been approved by our stockholders:

Employee Stock Purchase Plan

                The Company has an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% stockholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee’s contribution.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Environmental Tectonics Corporation

                We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 25, 2005 and February 27, 2004 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three fiscal years in the period ended February 25, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 25, 2005 and February 27, 2004, and the consolidated results of its operations and its cash flows for the each of the three fiscal years in the period ended February 25, 2005, in conformity with accounting principles generally accepted in the United States of America.

                We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 25, 2005 and February 27, 2004 and for each of the three fiscal years in the period ended February 25, 2005. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.

Philadelphia, Pennsylvania
April 14, 2005

Consolidated Balance Sheets (amounts in thousands, except share information)

	February 25, 2005	February 27, 2004

ASSETS
Cash and cash equivalents	$12,041	$1,366
Restricted cash	4,680	784
Accounts receivable, net	8,018	19,233
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	3,333	5,333
Inventories	7,928	9,843
Deferred tax asset	1,786	1,337
Prepaid expenses and other current assets	1,668	1,949

Total current assets	39,454	39,845

Property, plant and equipment, net	4,331	4,886

Software development costs, net of accumulated amortization of $8,658 and $7,670 in 2005 and 2004, respectively	3,567	3,089

Goodwill, net	477	477

Other assets, net	80	399

Total assets	$47,909	$48,696

LIABILITIES
Current portion of long-term obligations	$275	$317
Accounts payable – trade	2,893	2,431
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	1,533	945

Customer deposits	2,247	3,657

Other accrued liabilities	2,688	2,588

Total current liabilities	9,636	9,938

Long-term obligations, less current portion:
Credit facility payable to banks	—	30
Long term bonds	4,095	4,370
Subordinated convertible debt	7,992	7,666
Capitalized lease obligations	—	91

	12,087	12,157

Deferred tax liability	1,786	1,502

Total liabilities	23,509	23,597

Commitments and contingencies	—	—

Minority interest	45	45
STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares, $.05 par value; 9,019,376 and 7,176,552 shares issued and outstanding in 2005 and 2004, respectively	450	359

Capital contributed in excess of par value of common stock	16,561	9,430
Accumulated other comprehensive loss	(137)	(329)
Retained earnings	7,481	15,594

Total stockholders’ equity	24,355	25,054

Total liabilities and stockholders’ equity	$47,909	$48,696

The accompanying notes are an integral part of the consolidated financial statements.
19

Consolidated Statements of Operations (amounts in thousands, except share information)

	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004	53 Weeks Ended February 28, 2003

Net sales	$27,814	$25,995	$43,123
Cost of goods sold	21,638	16,052	28,925

Gross profit	6,176	9,943	14,198

Operating expenses:
Selling and administrative	12,450	9,454	9,446
Research and development	856	358	636

	13,306	9,812	10,082

Operating (loss) income	(7,130)	131	4,116

Other expenses:
Interest expense (net)	1,791	1,606	518
Bank fees	401	329	228
Letter of credit fees	51	127	154
Other, net	(143)	(326)	(44)

	2,100	1,736	856

(Loss) income before (benefit from) provision for income taxes and minority interest	(9,230)	(1,605)	3,260

(Benefit from) provision for income taxes	(1,117)	(810)	805

(Loss) income before minority interest	(8,113)	(795)	2,455

Loss attributable to minority interest	(0)	(2)	(38)

Net (loss) income	$(8,113)	$(793)	$2,493

Per share information: (Loss) earnings per common share:
Basic	$(1.06)	$(.11)	$.35
Diluted	$(1.06)	$(.11)	$.33

Weighted average common shares:
Basic	7,656,000	7,163,000	7,153,000
Diluted	7,656,000	7,163,000	7,497,000

The accompanying notes are an integral part of the consolidated financial statements.
20

Consolidated Statements of Changes in Stockholders’ Equity (amounts in thousands, except share information) For the years ended February 25, 2005, February 27, 2004 and February 28, 2003

	Common Stock		Capital contributed in excess of par value of common stock	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders’ equity

	Shares	Amount

Balance, February 22, 2002	7,142,946	$357	$6,703	$(172)	$13,894	$20,782

Net income for the year	—	—	—	—	2,493	2,493
Foreign currency translation adjustment				3	—	3

Total comprehensive income						2,496
Value of beneficial conversion option associated with issuance of subordinated convertible debt	—	—	1,400	—	—	1,400
Value of warrants issued in connection with issuance of subordinated convertible debt	—	—	1,209	—	—	1,209
Exercise of employee stock options	14,293	1	19	—	—	20

Balance, February 28, 2003	7,157,239	358	9,331	(169)	16,387	25,907

Net loss for the year	—	—	—	—	(793)	(793)
Foreign currency translation adjustment				(160)	—	(160)

Total comprehensive income						(953)

Exercise of employee stock options	19,313	1	99	—	—	100

Balance, February 27, 2004	7,176,552	359	9,430	(329)	15,594	25,054

Net loss for the year	—	—	—	—	(8,113)	(8,113)
Foreign currency translation adjustment				192	—	192

Total comprehensive loss						(7,921)
Value of warrants issued in connection with issuance of guarantee			571			571
Exercise of warrants	1,440,868	72	4,406			4,478
Issuance of common stock	373,831	19	1,981			2,000
Exercise of employee stock options and
Board of Director’s compensation	28,125	—	173	—	—	173

Balance, February 25, 2005	9,019,376	$450	$16,561	$(137)	$7,481	$24,355

The accompanying notes are an integral part of the consolidated financial statements.
21

Consolidated Statements of Cash Flows (amounts in thousands)

	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004	53 Weeks Ended February 28, 2003

Cash flows from operating activities:
Net (loss) income	$(8,113)	$(793)	$2,493
Adjustments to reconcile net (loss) income to net cash provided by/ (used in) operating activities
Depreciation and amortization	2,414	1,847	1,401
Accretion of debt discount	326	275	—
Increase (decrease) in allowance for accounts receivable and inventory	274	(149)	(19)
Loss attributable to minority interest	—	(2)	(38)
Deferred income taxes (benefit)	(165)	(168)	313
Changes in operating assets and liabilities:
(Increase) decrease in assets
Accounts receivable	11,108	(2,973)	3,590
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	2,000	108	3,950
Inventories	1,554	(1,763)	(2,091)
Prepaid expenses and other current assets	318	(720)	62
Other assets	—	(103)	32
Increase (decrease) in liabilities:
Accounts payable	462	653	(1,660)
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	588	(518)	964
Customer deposits	(1,410)	657	(684)
Accrued income taxes	266	(247)	(731)
Other accrued liabilities	101	1,032	(2)

Net cash provided by (used in) operating activities	9,723	(2,864)	7,580

Cash flows from investing activities:
Acquisition of equipment	(285)	(475)	(215)
Software development costs	(1,272)	(1,220)	(569)

Net cash used in investing activities	(1,557)	(1,695)	(784)

Cash flows from financing activities:
Borrowings under credit facility	—	2,514	26,396
Payments under credit facility	(30)	(3,084)	(37,551)
Payments on long-term bonds	(275)	(275)	(275)
Proceeds from subordinated convertible debt	—	—	7,391
Deferred financing costs	—	—	(719)
(Increase) decrease in restricted cash	(3,896)	2,405	(2,620)
Net (decrease) increase in other long-term obligations	(133)	120	(6)
Issuance of common stock/warrants	6,651	100	2,629

Net cash provided by (used in) financing activities	2,317	1,780	(4,755)

Effect of exchange rates on cash	192	(160)	3

Net increase (decrease) in cash and cash equivalents	10,675	(2,939)	2,044

Cash and cash equivalents at beginning of year	1,366	4,305	2,261

Cash and cash equivalents at end of year	$12,041	$1,366	$4,305

Supplemental schedule of cash flow information:
Interest paid	$909	$854	$480
Income taxes paid	$5	$78	$1,720

Supplemental information on non-cash operating, investing and financing activities:

                During the years ended February 25, 2005, and February 27, 2004, the Company reclassified $194,000 and $496,000, respectively, from inventory to capitalized software. Additionally, during the year ended February 25, 2005 the Company recorded $571,000 in deferred finance charges and credited a corresponding amount to additional paid in capital associated with the issuance of a common stock purchase warrant to H.F. Lenfest.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1.             Nature of Business:

                Environmental Tectonics Corporation (“ETC” or the “Company”) is primarily engaged in the development, marketing and manufacturing of Aircrew Training Systems (ATS) and industrial simulation equipment. The Company utilizes its internally developed software systems in virtually all of its products. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of ATS products are made principally to U.S. and foreign government agencies and to the entertainment market. Sales of industrial simulation equipment, which includes sterilizers, environmental systems and hypo/hyperbaric equipment, are made to both commercial customers and governmental agencies worldwide.

2.             Summary of Significant Accounting Policies:

                Principles of Consolidation:

                The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiaries Entertainment Technology Corporation, ETC Delaware, and ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. All material inter-company accounts and transactions have been eliminated in consolidation. The Company’s fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February.

                Use of Estimates:

                In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are made for revenue recognition under the percentage of completion method, claims receivable, inventories and computer software costs.

                Significant claims outstanding at February 25, 2005 included a claim with the U.S. Navy for a submarine decompression chamber ($3.0 million recorded). Significant claims outstanding at February 27, 2004 included $2.9 million for the aforementioned U.S. Navy claim and $2.6 million for an international customer. Effective February 27, 2004 the Company reached an agreement totaling $10.5 million on a prior international claim. This settlement was paid to the Company in March 2004. On February 8, 2005, the Company reached an agreement totaling $4.7 million on the remaining international claim. This settlement was paid to the Company in February 2005. Although recorded as a current asset in the financial statements, all claim revenues may not be received in full during fiscal 2006.

                Total claims outstanding at February 25, 2005 were approximately $5.6 million based on costs incurred through February 2005. However, under generally accepted accounting principles, the Company had recorded only $3.0 million or 53.6% of this amount on its books.

                Revenue Recognition:

                Revenue is recognized on long-term contracts over $250,000 in value and six months in length utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $250,000 or to be completed in less than six months, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped or when the service is provided. Under these contracts, title passes at shipment. Revenue on those types of contracts where post-shipment services (such as installation and acceptance) are required is recognized upon customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

Notes to Consolidated Financial Statements

                Cash and Cash Equivalents:

                Cash and cash equivalents include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100,000. During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts. However, significant portions of the Company’s funds are with one financial institution, which has had no experience of significant customer losses to date.

                Restricted Cash

                Restricted cash represents cash deposited in an interest bearing account with PNC which serves as security for their irrevocable direct pay letter of credit issued in the bondholder’s favor to secure the Company’s long-term bonds. At February 25, 2005 it included an amount equivalent to 101% of the outstanding principal of the bonds plus the mandatory redemption and interest payment which was due and paid on April 1, 2005.

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

                Goodwill:

                Goodwill of $662,000 was recorded in fiscal 1999 for the Company’s 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300,000 cash, bringing the Company’s total ownership to 95%. Goodwill of $24,000 was recorded in fiscal 2001 for the Company’s purchase of 99% of ETC Europe. Based on a test of impairment, the Company did not reduce the net carrying values of goodwill for fiscal years 2005 and 2004.

                 The following summarizes the goodwill and associated amortization of the elements of goodwill:

                                  (Amounts in thousands)

	ETC-PZL	ETC Europe
Goodwill	662	24
Amortization	207	2
Net	455	22

On February 23, 2002, we adopted SFAS No. 142 “Goodwill and Intangible Assets” (SFAS No. 142). SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Accordingly, we no longer amortize goodwill.
24

Notes to Consolidated Financial Statements

                Capitalized Software Development Costs:

                The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $1,466,000 and $1,716,000 respectively, for the fiscal years ended February 25, 2005 and February 27, 2004. Related software amortization totaled $988,000, $851,000 and $653,000, respectively, for fiscal 2005, 2004 and 2003.

                Research and Development:

                Research and development expenses are charged to operations as incurred. During fiscal 2005, 2004 and 2003, the Company incurred research and development costs of approximately $856,000, $358,000 and $636,000, respectively.

                Deferred Financing Costs:

             Capitalized costs relating to the Company’s bond issuance on March 15, 2000 and costs associated with the February 2003 PNC/Lenfest financing are being amortized over the relevant term. Amortization expense relating to deferred financing costs was $587,000, $321,000 and $75,000 in fiscal 2005, 2004 and 2003, respectively. At February 25, 2005 the balance of unamortized deferred finance costs was $703,000, with $624,000 classified as current.

            During fiscal 2005 the Company recorded $571,000 in deferred finance charges associated with the issuance of a common stock warrant. Amortization expense related to these costs was $190,000 for fiscal 2005. See “Note 7. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.

                Income Taxes:

                The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with applicable tax laws.

                Long-Lived Assets:

                In accordance with FASB Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

                The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows and operating results. The company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

                Stock Options:

                The Company accounts for stock options under the alternate provisions of SFAS No. 123 (discussed below), “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro-forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

Notes to Consolidated Financial Statements

                At February 25, 2005, the Company has one stock-based employee compensation plan, which is described more fully in Note 10 to the Consolidated Financial Statements. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	(amounts in thousands)	Fiscal Year Ended

	February 25, 2005	February 27, 2004	February 28, 2003

Net (loss)/income, as reported	$(8,113)	$(793)	$2,493

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(30)	(27)	(275)

Pro forma net (loss)/income	$(8,143)	$(820)	$2,218

(Loss)/earnings per share:

Basic—as reported	$(1.06)	$(0.11)	$.35

Basic—pro forma	$(1.06)	$(0.11)	$.31

Diluted—as reported	$(1.06)	$(0.11)	$.33

Diluted—pro forma	$(1.06)	$(0.11)	$.30

                The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2005: expected volatility of 30.2%; risk-free interest rate of 4.14%; and an expected life of 10 years. There were no grants in fiscal 2003 and fiscal 2004.

                Advertising Costs:

                The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $310,000, $324,000 and $464,000 in fiscal 2005, 2004, and 2003, respectively.

                Earnings Per Common Share:

                SFAS No. 128, “Earnings Per Share,” requires presentation of basic and diluted earnings per share together with disclosure describing the computation of the per share amounts. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                The following table illustrates the reconciliations of the numerators and denominators of the basic and diluted earnings per share computations.

		Fiscal Year ended February 25, 2005

	Loss	(amounts in thousands)	Weighted average shares	Per share amount

		(numerator)	(denominator)

Net loss		$(8,113)

Basic loss per share
Loss applicable to common stockholders		$(8,113)	7,656,000	$(1.06)

Effective of dilutive securities
Stock options			—
Convertible Debt			—
Stock warrants			—

Diluted loss per share
Loss applicable to common stockholders plus effect of dilutive securities		$(8,113)	7,656,000	$(1.06)

Notes to Consolidated Financial Statements

At February 25, 2005, there were stock options to purchase the Company’s common stock totaling 276,162 shares that were not included in the computation of diluted loss per share as the effect of such would be anti-dilutive. Additionally, there was subordinated debt with a face value of $10,000,000, which was convertible at an exercise price of $6.05 per share, equating to 1,652,893 shares of common stock if fully converted. Upon each conversion of the subordinated note, the holder would be entitled to receive a warrant to purchase additional shares of common stock equal to ten percent of the shares issued pursuant to such conversion. If the entire face value of the subordinated note is converted into shares of common stock, then warrants to purchase an additional 165,289 shares of common stock will be issued, bringing the total shares of common stock to be issued to 1,818,182. None of these shares were included in the computation of diluted earnings per share as the effect would be anti-dilutive.

		Fiscal Year ended February 27, 2004

	Loss	(amounts in thousands)	Weighted average shares	Per share amount

		(numerator)	(denominator)

Net loss		$(793)

Basic loss per share
Loss applicable to common stockholders		$(793)	7,163,000	$(.11)

Effective of dilutive securities
Stock options			—
Convertible Debt			—
Stock warrants			—

Diluted loss per share
Loss applicable to common stockholders plus effect of dilutive securities		$(793)	7,163,000	$(.11)

At February 27, 2004, there were stock options to purchase the Company’s common stock totaling 376,002 shares that were not included in the computation of diluted loss per share as the effect of such would be anti-dilutive. Additionally, there was subordinated debt with a face value of $10,000,000, which was convertible at an exercise price of $6.05 per share, equating to 1,652,893 shares of common stock if fully converted. Upon each conversion of the subordinated note, the holder would be entitled to receive a warrant to purchase additional shares of common stock equal to ten percent of the shares issued pursuant to such conversion. If the entire face value of the subordinated note is converted into shares of common stock, then warrants to purchase an additional 165,289 shares of common stock will be issued, bringing the total shares of common stock to be issued to 1,818,182. Additionally, at February 27, 2004, there were outstanding warrants to purchase the Company’s stock totaling 1,240,868 shares. None of these shares were included in the computation of diluted earnings per share as the effect would be anti-dilutive.

	Fiscal Year ended February 28, 2003

	Income (amounts in thousands)	Weighted average shares	Per share amount

	(numerator)	(denominator)

Net income	$2,493

Basic earnings per share
Income available to common stockholders	$2,493	7,153,000	$.35

Effective of dilutive securities
Stock options		22,717
Convertible Debt		4,151
Stock warrants		317,407

Diluted earnings per share
Income available to common stockholders plus effect of dilutive securities	$2,493	7,497,275	$.33

Notes to Consolidated Financial Statements

At February 28, 2003, options to purchase the Company’s common stock totaling 421,614 shares were outstanding, 341,314 of which were not included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive.

3.             Accounts Receivable:

                The components of accounts receivable at February 25, 2005 and February 27, 2004 are as follows:

	(amounts inthousands)
	2005	2004

U.S. government receivables billed and unbilled contract costs subject to negotiation	$3,202	$3,128
U.S. commercial receivables billed	2,331	1,508
International receivables billed and unbilled contract costs subject to negotiation	2,971	14,976

	8,504	19,612
Less allowance for doubtful accounts	(486)	(379)

	$8,018	$19,233

                U.S. government receivables billed and unbilled contract costs subject to negotiation:

                Unbilled contract costs subject to negotiation as of February 25, 2005, represent claims made against the U.S. Government under a contract for a submarine rescue decompression chamber project. These costs totaling $3,004,000 were recorded beginning in fiscal year 2002 and include $1,691,000 recorded during fiscal 2003, $833,000 recorded during fiscal year 2004 and $105,000 recorded during fiscal year 2005. In November 2003, the U.S. Government completed an audit of the claim, rejecting most of the items due to audit or engineering reasons. The Company was not provided a copy of the Government’s Technical Report that questioned approximately half of the claim costs. The Company has submitted a written rebuttal to the draft report and has formally requested a copy of the Technical Report. On July 22, 2004, the U.S. Government’s Contracting Officer issued a final decision on the claim, denying the claim in full. The Company is currently updating the claim for additional costs expended on the claim items after the initial submission and preparing a supplemental claim for additional claim issues. The updated original claim will be converted to a complaint to be filed in the Court of Federal Claims by early July 2005.

                This U. S. Government claim has followed the typical process of claim notification, preparation, submittal, government audit and review by the contracting officer. Historically, the Company’s experience has indicated that most claims are initially denied in part or in full by the contracting officer (or no decision is forthcoming, which is then taken to be a deemed denial) which then forces the Company to seek relief in a court of law.

                The Company considers the recorded costs to be realizable due to the fact that the costs relate to customer caused delays, errors and changes in specifications and designs, disputed liquidated damages and other out of scope items. In the first quarter of fiscal 2005, the Company submitted a supplement to the claim incorporating additional cost items. The U.S. Government, citing failure to deliver the product within contract terms, has assessed liquidated damages but has not offset or withheld any progress payments due to the Company under the contract. The Company disputes the basis for these liquidated damages, noting that applicable U.S. Government purchasing regulations allow for a waiver of these charges if the delay is beyond the control and not due to the fault or negligence of the Company. However, following accounting principles generally accepted in the United States of America, the Company has reduced contract values and corresponding revenue recognition for an estimated amount of $330,000 to cover a delay through the extended delivery period.

International receivables billed and unbilled contract costs subject to negotiation:

Notes to Consolidated Financial Statements

                International receivables billed include $700,000 at February 25, 2005 and February 27, 2004, respectively, related to a contract with the Royal Thai Air Force (“RTAF”).

                In October 1993, the Company was notified by the RTAF that the RTAF was terminating a $4,600,000 simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with this termination, the RTAF made a call on a $230,000 performance bond, as well as a draw on an approximately $1,100,000 advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remained as stated in the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company has requested an extension on the completion time due to various extenuating circumstances, including allowable “force majeure” events, one of which was a delay in obtaining an export license to ship parts required to complete the trainers. On August 30, 2001, the Company received a payment of $230,000 representing the amount due on the performance bond.

                The open balance of $700,000 due on the contract represents the total net exposure to the Company on this contract. On June 16, 2003, the Company filed for arbitration in Thailand seeking recovery of the open balance of $700,000 due on this contract. On October 8, 2003, the Thai government filed their defense with the Thai Arbitration Institute (TAI). Subsequent to year-end all arbitrators had been chosen, including a third (umpire) arbitrator. The Company is currently preparing witness statements in anticipation of the arbitration hearings which are expected to begin in the next few months.

                Since the circumstances that caused a delay are commonly considered “force majeure” events, and since the contract under question allows for consideration of “force majeure” events, the Company believes that the open balance related to this contract is collectible and will continue to treat this balance as collectible until a final unappealable legal decision is rendered by a competent Thai tribunal. The Company continues to enjoy a favorable relationship with the RTAF. It currently has both maintenance and upgrade contracts with the RTAF for trainers that are the subject of the dispute and has sold a significant amount of additional equipment to the RTAF since this dispute began. Thus, we do not feel the initiation of legal action against the RTAF has affected our ability to obtain additional contracts with the RTAF. At this point, the Company is not able to determine what, if any, impact the extended completion period will ultimately have upon the receipt of final payment.

                Unbilled contract costs subject to negotiation represent a claim ($2,600,000 recorded as of November 26, 2004) made against an international customer for a contract covering the period from 1997 to the present. On February 8, 2005 the Company reached an agreement totaling $4.7 million on this claim and these funds were paid to the Company prior to the end of February 2005.

                Effective February 27, 2004, the Company reached an agreement totaling $10.5 million with the same international customer on another claim, thus resolving all outstanding amounts related to that claim. These proceeds were received on March 16, 2004.

                Historically, the Company has had positive experience with regard to its contract claims in that recoveries have exceeded the carrying value of claims. However, there is no assurance that the Company will always have positive experience with regard to recoveries for its contract claims.

                Claim bookings and settlements in fiscal 2005 reduced operating income by $1,124,000 and in fiscal 2004 increased operating income by $1,802,000, respectively. Claim bookings in fiscal 2003 decreased operating income by $675,000. All amounts are net of associated manufacturing costs and legal expenses.

                Net claims receivables were $3,004,000 and $5,508,000 at February 25, 2005 and February 27, 2004, respectively.

4.             Costs and Estimated Earnings on Uncompleted Contracts:

                Unbilled costs

                Amounts not billed or not yet billable totaled $11,098,000 at February 25, 2005. Under most of the Company’s contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, or upon shipment. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

                The following is a summary of long-term contracts in progress at February 25, 2005 and February 27, 2004:

Notes to Consolidated Financial Statements

	(amounts inthousands)
	2005	2004

Costs incurred on uncompleted long-term contracts	$31,884	$28,802
Estimated earnings	6,824	5,508

	38,708	34,310
Less billings to date	(36,908)	(29,922)

	$1,800	$4,388

	2005	2004

Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$3,333	$5,333
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(1,533)	(945)

	$1,800	$4,388

Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200,000 in fiscal 2005, 2004 and 2003.

5. Inventories: Inventories consist of the following:

	(amounts inthousands)
	Raw Material	Work in Process	Finished Goods	Total

February 25, 2005	$290	$5,293	$2,345	$7,928
February 27, 2004	311	7,803	1,729	9,843

Inventory is presented above net of an allowance for obsolescence of $731,000 and $564,000 in fiscal 2005 and 2004, respectively.

6.             Property, Plant and Equipment:

                The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 25, 2005 and February 27, 2004:

	(amounts in thousands)		Estimated useful lives

	2005	2004

Land	$100	$100
Building and building additions	3,763	3,763	40 years
Machinery and equipment	9,304	9,019	3-5 years
Office furniture and equipment	1,195	1,195	10 years
Building improvements	1,460	1,460	5-10 years

	15,822	15,537
Less accumulated depreciation	(11,491)	(10,651)

Property, plant and equipment, net	$4,331	$4,886

Depreciation expense for the fiscal years ended February 25, 2005, February 27, 2004 and February 28, 2003 was $840,000, $675,000 and $673,000, respectively.
30

Notes to Consolidated Financial Statements

7. Long-Term Obligations and Credit Arrangements: Long-term obligations at February 25, 2005 and February 27, 2004 consist of the following:

	(amounts in thousands)
	2005	2004

Credit facility payable to banks	$—	$30
Long term bonds	4,370	4,645
Subordinated convertible debt, net of unamortized discount of $2,008 and $2,334 for 2005 and 2004, respectively	7,992	7,666
Term loans payable, accruing interest at between 9% and 9.9% collateralized by priority liens on certain equipment	—	6
Capitalized lease obligations	—	127

	12,362	12,474
Less current portion	(275)	(317)

	$12,087	$12,157

The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2006	$275
2007	8,267
2008	275
2009	275
2010 and thereafter	3,270

Total future obligations	$12,362

                The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the day’s outstanding method as of February 25, 2005 and February 27, 2004 are as follows (amounts in thousands):

	2005		2004

Approximate average loan balance	10,001		10,401
Maximum aggregate	10,030		11,200
Weighted average interest rate	7.85	%*	8.45%

               * The weighted average interest rate calculation for fiscal 2005 and 2004 reflects the impact of the $10,000 senior subordinated debt obtained as part of the February 19, 2003 financing.

                Refinancing

                The company has historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, the Company refinanced its operations (the “Refinancing”). This refinancing was effected through the issuance of subordinated, convertible notes with H.F. Lenfest, an individual, and a credit agreement (the “Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from this refinancing were $29,800,000.

                Bank Credit and Facility

                The Agreement has had numerous amendments which are discussed below. Currently, the facility is for $5,000,000 and use of the facility is restricted to the issuance of international letters of credit. This line is secured by all assets of the Company as well as a $5 million personal guarantee by Mr. Lenfest.

                The PNC credit facility is secured by (i) the grant of a first and prior security interest in all of the personal property of the Company, Entertainment Technology Corporation (“Entertainment”), and ETC Delaware, Inc. (“ETC Delaware”), each a wholly-

Notes to Consolidated Financial Statements

owned subsidiary of the Company, in favor of PNC; (ii) the Company’s grant of a first and prior security interest in all of the Company’s accounts, deposits and all other negotiable and non-negotiable instruments owned by the Company in favor of PNC; (iii) the Company’s grant of a first and prior mortgage on all of the Company’s real property in favor of PNC; and (iv) the Company’s grant of a first and prior security interest in all of the Company’s rights to (a) all of the shares of capital stock of each of Entertainment and ETC Delaware and (b) 65% of the shares of capital stock owned by the company of each of its foreign subsidiaries in favor of PNC. In addition, the PNC credit agreement requires that Entertainment and ETC Delaware guarantee the Company’s obligations under the PNC facility.

                Agreement Amendments

                   On April 30, 2003, the Agreement was amended to include: (i) a revolving credit facility in the maximum aggregate principal amount of $14,800,000 to be used for the Company’s working capital and general corporate purposes, including capital expenditures, with a sub-limit for issuances of letters of credit in the maximum aggregate face amount of $10,300,000, and (ii) a standby letter of credit in the face amount of $4,750,000 as credit support for the Company’s bonds. Additionally, on July 9, 2003, a second amendment to the Agreement was executed which formed an additional $1,010,000 credit facility for use in financing export contracts which qualify for an EXIM (the Export-Import Bank of the United States) Bank guarantee.

                     On August 24, 2004, the Agreement was amended to substantially reduce the operating facility and eliminate the associated monthly borrowing base reporting requirements. The revolving facility was reduced from $14,800,000 to $5,000,000 and use of the facility was restricted to the issuance of letters of credit, which are frequently a requirement of international contracts. Under the amended Agreement, the Company could no longer borrow cash under the facility. The Company’s long-term bonds were left intact. As additional collateral for the revised facility, PNC required the Company to keep $2,500,000 in a restricted cash account. The annual fee for letters of credit was reduced from 1.75% to 1.0% per annum. Additionally, three of the financial covenants, the Leverage Ratio, the Fixed Charge Ratio and the requirement not to report a net loss in any annual period were eliminated and the Tangible Net Worth requirement was reduced. All other terms and conditions of the revolving loan and the line of credit as set forth in the Agreement remained in effect.

                      Under the August 24, 2004, amendment the EXIM Bank credit facility was reduced from $1,010,000 to $995,000, with all other terms and conditions remaining unchanged. Availability under the EXIM facility was determined based on a borrowing base consisting of a portion of the Company’s receivables and inventory and conditions as his existing warrant for 803,048 shares.

                     On October 18, 2004, the Agreement was amended to require the Company to deposit in a restricted cash account an additional amount of $285,000 to cover the next scheduled payment of principal and interest due April 1, 2005 on the Company’s long-term bonds. The Tangible Net Worth covenant requirement was reduced to a) $14,500,000 for the periods ended November 26, 2004 and February 25, 2005 and b) on the last day of any fiscal quarter ending after February 25, 2005, to be at least equal to the actual Tangible Net Worth on February 25, 2005. Additionally, the fee for the PNC Letter of Credit, which backs the Company’s long-term bonds, was increased from 2.0% to 2.5% annually.

                     On February 22, 2005, the Agreement was again amended. This Amendment required the Company to increase the deposit as security in the restricted cash account to an amount equal to 100% of the sum of the amount available to be drawn on the Bond Letter of Credit ($4,464,000 at February 25, 2005). Additionally the EXIM borrowing facility was cancelled and the Tangible Net Worth covenant was reduced to $12,000,000 for all future reporting periods beginning with February 25, 2005. The rate on the Reimbursement Letter of Credit which backs the Company’s long–term bonds was reduced to 0.75% per anum.

                As of May 6, 2005 the Company had used approximately $1,939,000 of the facility for international letters of credit.

                Subordinated Convertible Debt

                 In connection with the financing provided by Mr. Lenfest, the Company entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest, pursuant to which the Company issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Mr. Lenfest. The note accrues interest at the rate of 10% per annum and matures on February 18, 2009. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. The note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.

Notes to Consolidated Financial Statements

                The obligations of the Company to Mr. Lenfest under the Convertible Note and Warrant Purchase Agreement are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.

                Subordinated Convertible Debt Discount

                During fiscal 2003, the Company had recorded $2,609,000 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the Lenfest promissory note and the value of the associated warrants. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $326,000 in fiscal 2005 and $275,000 in fiscal 2004.

                The following table summarizes the subordinated convertible debt as of February 25, 2005 (amounts in thousands):

Face Value	$10,000

Less: Value of conversion feature	(1,400)

Less: Value of warrants	(1,209)

7,391

Accretion 2005:	(326)

Accretion 2004:	(275)

Carrying value at February 25, 2005	$7,992

                Interest expense recorded for these notes was $800,000 and $963,000 for fiscal 2005 and 2004, respectively.

                Prior to the consummation of the refinancing, Advanced Technology Asset Management, LLC (“ATAM”) (formerly ETC Asset Management, LLC), a shareholder of the Company and a holder of warrants to purchase 332,820 shares of the Company’s common stock, consented to the transactions contemplated under the Credit Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ATAM waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ATAM’s consent, the Company issued to ATAM warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ATAM warrants have substantially the same terms as the warrants issued to Mr. Lenfest. In March 2004, ATAM exercised all its warrants and received a total of 437,820 shares of common stock of the Company. The Company received proceeds of $586,000 from the exercise of these warrants.

                      As a condition of amending the Agreement on August 24, 2004, Mr. Lenfest, holder of the Company’s subordinated debt, agreed to issue to PNC on the Company’s behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr. Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and a warrant to purchase 200,000 shares of stock under the same terms and conditions as his existing warrant for 803,048 shares.

                     On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of the Company’s common stock for approximately $2.0 million.

                      Under the Note the Company must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 25, 2005 the Company failed to meet any of these financial covenants but has obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 28, 2006. Except as specified, the waiver does not

Notes to Consolidated Financial Statements

constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release the Company or any guarantor from any of its duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.

                Long-Term Bonds

                On March 15, 2000, the Company issued approximately $5,500,000 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4,100,000 advance taken on the Company’s revolving credit facility and to finance construction of an addition to the Company’s main plant in Southampton, Pennsylvania. The bonds are secured by a $5,000,000 irrevocable direct pay Letter of Credit issued by the Company’s main lender which expires on February 17, 2006 and which is secured by all assets of the Company. The bonds carry a maturity date of April 1, 2020, bear a variable interest rate which adjusts each week to a rate required to remarket the bonds at full principal value (currently at 3.19% on May 6, 2005) with a cap of 17%, and are subject to mandatory redemption of $275,000 per year for 19 years and $245,000 for the 20th year.

                The following table summarizes the Company’s long-term bonds as of February 25, 2005 (amounts in thousands):

Twenty year variable rate bonds	$5,500

Redemption (mandatory)	(1,130)

Balance at February 25, 2005	$4,370

                Fair Value

                The carrying value of these financial instruments approximates their fair values at February 25, 2005.

                Liquidity

                      Given the Company’s inability to borrow cash under the amended Agreement, the Company may need to obtain additional sources of capital in order to continue growing and operating our business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. Because we have established businesses in many markets, significant fixed assets including a building and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC will not have a long-term material adverse effect on our business.

                The Company believes that existing cash balances at February 25, 2005, cash generated from operating activities as well as future availability under its credit agreement will be sufficient to meet its future obligations through at least February 25, 2006.

                In reference to the Company’s outstanding claims with the U.S. Navy, to the extent the Company is unsuccessful in recovering a significant portion of recorded claim contract costs, and to the extent that significant additional legal expenses are required to bring the dispute to resolution, such events could have a material adverse effect on the Company’s liquidity and results of operations. Historically, the Company has had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003, 2004 and 2005. (See Note 3 to the Consolidated Financial Statements, Accounts Receivable).

8.             Leases:

                Operating Leases

                The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 25, 2005 are $156,000 in 2006; $118,000 in 2007; $106,000 in 2008; $94,000 in 2009; and $266,000 in 2010 and thereafter.

                Total rental expense for all operating leases for the fiscal years ended February 27, 2005, February 28, 2004 and February 22, 2003 was $198,000, $241,000 and $255,000, respectively.

Notes to Consolidated Financial Statements

9. Income Taxes: The components of the provision for income taxes are as follows:

	(amounts in thousands)
	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004	53 Weeks Ended February 28, 2003

Currently (receivable)/payable:
Federal	$(909)	$(738)	$285
State	—	—	188
Foreign taxes	(44)	96	19

	(953)	(642)	492

Deferred:
Federal	(199)	(101)	282
State	34	(67)	31

	(165)	(168)	313

	$(1,118)	$(810)	$805

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004	53 Weeks Ended February 28, 2003

Statutory income tax	(34.0)%	(34.0)%	34.0%
State income tax, net of federal tax benefit	0.2	(4.1)	3.7
Benefit of foreign sales corporation and extraterritorial income	(0.0)	(9.1)	(4.5)
Research and experimentation and other tax credits	(1.6)	(9.2)	(5.0)
Benefit of foreign and foreign-source income or loss	(0.3)	(0.0)	(0.0)
Change in valuation allowance	24.3	0.0	0.0
Other, net	(0.8)	6.0	(3.5)

	(12.2%)	(50.4)%	24.7%

The tax effects of the primary temporary differences are as follows:
35
Notes to Consolidated Financial Statements

	(amounts in thousands)
	2005	2004	2003

Deferred tax assets:
Net products liability settlement	—	—	75
Vacation reserve	51	44	44
Inventory reserve	214	212	244
Receivable reserve	8	8	168
Warranty reserve	184	142	47

Compensation reserves	136	—	—

Net operating loss and credits	3,172	302	—
Other, net	252	629	111

	4,017	1,337	689

Valuation Reserve	(2,231)	—	—

Total current deferred tax asset	$1,786	$1,337	$689

Deferred tax liabilities:
Amortization of capitalized software	$1,419	$1,166	$724
Depreciation	367	336	298

Total noncurrent deferred tax liability	$1,786	$1,502	$1.022

                Reflecting the Company’s significant losses in the current fiscal year, the Company has approximately $7.2 million of federal and $12.5 million of state net loss carry forwards available to offset future income tax liabilities, expiring in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense.

10.           Business Segment Information:

                The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Aircrew Training Systems (ATS) and the Industrial Group. The ATS business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The Industrial Group business produces chambers that create environments that are used for sterilization, research and medical applications. The following segment information reflects the accrual basis of accounting.

Notes to Consolidated Financial Statements

	(amounts in thousands)
	ATS	Industrial Group	Total

Fiscal 2005
Net sales	$16,788	$11,026	$27,814
Interest expense	1,189	602	1,791
Depreciation and amortization	1,337	1,078	2,415
Operating loss	4,768	1,518	6,286
Income tax benefit	715	254	969
Goodwill	477	—	477
Identifiable assets	14,899	7,947	22,846
Expenditures for segment assets	228	57	285
Fiscal 2004
Net sales	$15,880	$10,115	$25,995
Interest expense	1,293	313	1,606
Depreciation and amortization	881	966	1,847
Operating income/(loss)	1,231	(248)	983
Income tax provision/(benefit)	62	(318)	(256)
Goodwill	477	—	477
Identifiable assets	30,002	7,496	37,498
Expenditures for segment assets	380	95	475
Fiscal 2003
Net Sales	$31,612	$11,511	$43,123
Interest expense	423	95	518
Depreciation and amortization	1,136	265	1,401
Operating income	4,979	52	5,031
Income tax provision/(benefit)	1,139	(11)	1,128
Goodwill	477	—	477
Identifiable assets	26,481	6,348	32,829
Expenditures for segment assets	406	35	441

	2005	2004	2003

Reconciliation to consolidated amounts:
Corporate assets	25,063	10,721	14,869

Total assets	$47,909	$48,696	$47,698
Segment operating (loss)/income	$(6,286)	$983	$5,031
Less interest expense	(1,791)	(1,606)	(518)
Income taxes (benefit)/provision	(969)	(256)	1,128

Total (loss)/income for segments	(7,108)	(367)	3,385

Corporate home office expense	(846)	(852)	(915)
Interest and other expenses	(308)	(130)	(338)
Income tax benefit	149	554	323
Minority interest	—	2	38

Net (loss)/income	$(8,113)	$(793)	$2,493

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

                Approximately 20% of sales totaling $5,697,000 in 2005 were made to two international customers in the ATS segment. Approximately 22% of sales totaling $5,714,000 in 2004 were made to two international customers in the ATS segment. Approximately 57% of sales totaling $24,471,000 in fiscal 2003 were made to one international and one domestic customer in the ATS segment.

                 Included in the segment information for the year ended February 25, 2005, are export sales of $12,912,000. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $3,388,000 and Egypt of $2,309,000. Sales to the U.S. government and its agencies aggregated $2,904,000 for the year ended February 25, 2005.

Notes to Consolidated Financial Statements

                Included in the segment information for the year ended February 27, 2004, are export sales of $15,421,000. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $2,874,000 and the United Kingdom of $2,840,000. Sales to the U.S. government and its agencies aggregated $1,717,000 for the year ended February 27, 2004.

                Included in the segment information for the year ended February 28, 2003 are export sales of $14,805,000. Of this amount, there are sales to or relating to governments or commercial accounts in Malaysia of $7,203,000. Sales to the U.S. government and its agencies aggregated $4,626,000 for the year ended February 28, 2003.

11.           Stock Options:

A summary of the status of the Incentive Stock Option Plan as of and for the fiscal years ended:

	February 25, 2005		February 27, 2004		February 28, 2003

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	376,002	$7.21	421,614	$7.20	448,514	$7.04
Granted	33,586	7.24	—	—	—	—
Exercised	(25,700)	6.35	(17,800)	5.12	(4,150)	4.73
Forfeited	(107,726)	7.18	(27,812)	7.74	(22,750)	4.52

Outstanding at end of year	276,162	7.30	376,002	7.21	421,614	7.20

Options exercisable at year end	242,576		370,564		408,981
Weighted average fair value of options granted during the year		$3.58		—		—

The following information applies to options outstanding at February 25, 2005:

	Options outstanding			Options exercisable

Range of exercise prices	Number Outstanding at February 25, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at February 25, 2005	Weighted average exercise price

$2.25 to $3.38	2,000	1.45 years	$ 2.25	2,000	$ 2.25
$5.00 to $7.50	85,162	6.2 years	$ 6.29	51,576	$ 5.67
$ 7.81	189,000	4.00 years	$ 7.81	189,000	$ 7.81

Total	276,162			242,576
38

Notes to Consolidated Financial Statements

12 Commitments and Contingencies:

Claims and Litigation:

                In April 2003, Boenning & Scattergood, Inc. (“B&S”) filed suit against the Company in the Court of Common Pleas in Philadelphia, Pennsylvania, seeking payment of $902,000 for financing fees allegedly due to B&S pursuant to the terms of an agreement for investment banking services which was entered into with a predecessor of B&S (the “B&S Agreement). B&S alleged that it contacted the investors in the Company’s February 2003 financing transaction and that it earned the claimed financing fees pursuant to the terms of the B&S agreement. The Company responded to the complaint and also filed a counterclaim for breach of contract and professional malpractice. The Company believes that it has valid defenses to each of the claims of B&S and intends to vigorously defend itself against these claims. B&S and the Company have had some settlement discussions but, as of the date of the filing of this Report on Form 10-K, no agreement had been reached. At this time, the Company is unable to predict the outcome of this matter.

                In June 2003, Associated Mezzanine investors, LLC (“AMI”) filed suit against the Company in the United States District Court for the Eastern District of Pennsylvania seeking payment of $196,000 for costs, fees and expenses allegedly due to AMI pursuant to the terms of an agreement which the Company entered into with AMI (the “AMI Agreement”). AMI claimed that it located suitable investors for the Company’s February 2003 financing transaction and that it earned the claimed fees and is entitled to reimbursement of the claimed costs and expenses pursuant to the terms of the AMI Agreement. In March 2004, this suit was settled without any material impact on the Company’s results of operations.

                In June 2003, Entertainment Technology Corporation (“EnTCo”), our wholly-owned subsidiary, filed suit against Walt Disney World Co. and other entities (“Disney”) in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under contract for the design and production of the amusement park ride “Mission: Space” located in Disney’s Epcot Center. In response, in August 2003, Disney filed counterclaims against both EnTCo and the Company (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney is seeking damages in excess of $65 million plus punitive damages. EnTCo and the Company believe that they have valid defenses to each of Disney’s counterclaims and intend to vigorously defend against these counterclaims. At this time, discovery is completed, summary judgment motions have been filed, and the case is scheduled to be placed in the trial pool on June 27, 2005. EnTCo and the Company are unable to predict the outcome of this matter.

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

13.           Employee Benefit Plan:

                The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributions to the plan are based on a percentage of the employees’ qualifying contributions. The Company’s contributions totaled $106,000, $107,000 and $112,000 in fiscal 2005, fiscal 2004, and fiscal 2003, respectively.

                The Company has an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee’s contribution. The Company has reserved 270,000 shares for issuance under the plan.

14.           Quarterly Consolidated Financial Information (Unaudited):

                Financial data for the interim periods of fiscal 2005, 2004 and 2003 were as follows (amounts in thousands):

	Quarter Ended

Fiscal Year 2005	May 28	August 27	November 26	February 25

Net sales	$6,175	$6,523	$7,751	$7,365
Gross profit	994	1,021	1,637	2,524
Operating loss	1,645	2,392	2,757	336
Loss before income taxes	2,074	2,819	3,254	1,082
Minority interest	1	—	(1)	—
Net loss	1,461	1,984	3,249	1,419
Loss per common share:
Basic	.19	.26	.43	.18
Diluted	.19	.26	.43	.18
39

Notes to Consolidated Financial Statements

	Quarter Ended

Fiscal Year 2004	May 30	August 29	November 28	February 27

Net sales	$6,130	$4,752	$7,115	$7,998
Gross profit	2,287	1,786	1,774	4,096
Operating income (loss)	520	(395)	(700)	706
Income (loss) before income taxes	133	(862)	(987)	111
Minority interest	(4)	(2)	(3)	6
Net income (loss)	70	(622)	(704)	463
Earnings (loss) per common share:
Basic	.01	(.09)	(.10)	.06
Diluted	.01	(.09)	(.10)	.06

	Quarter Ended

Fiscal Year 2003	May 24	August 23	November 22	February 23

Net sales	$11,207	$11,041	$12,162	$8,713
Gross profit	3,583	3,263	3,579	3,773
Operating income	1,075	1,108	874	1,059
Income before income taxes	831	936	584	909
Minority interest	(27)	(5)	(6)	—
Net income	585	736	436	736
Earnings per common share:
Basic	.08	.10	.06	.10
Diluted	.08	.10	.06	.10
40

Notes to Consolidated Financial Statements

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS (amounts in thousands)

Column A	Column B	Column C	Column D	Column E

Description	Balance at Beginning of Period	Charges/ (Credits) to Costs/ Expenses	Reductions (1)	Balance At End of Period

Year ended February 25, 2005:
Valuation and qualifying accounts related to:
Accounts receivable	$379	$126	$19	$486
Inventory	$564	$300	$133	$731
Property, plant and equipment	$10,651	$840	$—	$11,491
Software development costs	$7,670	$988	$—	$8,658
Other assets	$434	$587	$—	$1,021

Year ended February 27, 2004:
Valuation and qualifying accounts related to:
Accounts receivable	$446	$43	$110	$379
Inventory	$646	$200	$282	$564
Property, plant and equipment	$9,976	$675	$—	$10,651
Software development costs	$6,819	$851	$—	$7,670
Other assets	$113	$321	$—	$434

Year ended February 28, 2003
Valuation and qualifying accounts related to:
Accounts receivable	$373	$137	$64	$446
Inventory	$738	$108	$200	$646
Property, plant and equipment	$9,303	$673	$—	$9,976
Software development costs	$6,166	$653	$—	$6,819
Other assets	$113	$—	$—	$113

(1) Amounts written off or retired
41