Form 10-K, Exhibit 13
period 2006-02-24
ENVIRONMENTAL TECTONICS CORP
filed 2006-05-25
CIK 33113

EXHIBIT 13

PORTIONS OF

ENVIRONMENTAL TECTONICS CORPORATION

2006

ANNUAL REPORT TO STOCKHOLDERS

FINANCIAL REVIEW

(amounts in thousands, except share and per share information)

Fiscal Year End	2006	2005	2004	2003	2002

Net sales	$25,069	$27,814	$25,995	$43,123	$32,527
Gross profit	5,350	6,176	9,943	14,198	11,465
Operating (loss)/income	(4,719)	(7,130)	131	4,116	2,873
Net (loss)/income	(6,714)	(8,113)	(793)	2,493	1,741
(Loss)/earnings per common share:
Basic	(0.74)	(1.06)	(.11)	.35	.24
Diluted	(0.74)	(1.06)	(.11)	.33	.23
Working capital	19,820	29,818	29,907	31,216	30,683
Long-term obligations	8,376	12,087	12,157	12,643	16,688
Total assets	33,667	47,909	48,696	47,698	48,482
Total stockholders’ equity	17,553	24,355	25,054	25,907	20,782
Weighted average common shares:
Basic	9,021,000	7,656,000	7,163,000	7,153,000	7,143,000
Diluted	9,021,000	7,656,000	7,163,000	7,497,000	7,499,000

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

The following factors had an adverse impact on our performance for the fiscal year ended February 24, 2006:

•	unfavorable global economic and political conditions for our aeromedical products;

Historically our ATS open contract mix has included one large order (e.g., a centrifuge or an order for an entire training center of equipment), a few medium-priced simulators, and other low-end trainers. Large dollar contracts have tended to be received every 18 months to two years, although some significant events such as September 11, 2001, and the action in Iraq have disrupted this cycle. The ATS product line is especially sensitive to global economic and political pressures including anti-American sentiment. Fiscal 2006 saw a continuation of the new contract delays due to budget constraints and other issues of our customers located throughout the world. Most of our ATS sales are to international government defense customers.

Our continuing development of the Advanced Tactical Flight Simulation (“ATFS”) technology is a response to these changing world conditions. Fiscal 2006 saw the continuation of our education and marketing efforts to introduce our ATFS to the U.S. military. Although the cost of developing and marketing this technology is high, the evolution of these exciting and state-of-the-art technologies is an important step in our goal of integrating flight and aeromedical training in a simulator device. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high-G Force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight. We believe that armed forces agencies of various governments will appreciate the efficiency of these technologies, especially in this time of fiscal conservatism and budgetary constraints throughout the world.

•	continued development of flexibility and functionality in our Advanced Disaster Management Senario product line;

We have made significant progress in advancing and enhancing our ADMS line of products. Graphics are sharper and more realistic, interactivity and connectivity of objects is tighter, additional disaster scenarios have been added, and we have made the hardware configuration more user friendly. However, this effort has put pressure on our gross margins. Also, until recently our marketing efforts were not focused and ineffective. Late in the fiscal year we began a telemarketing campaign and added experienced marketing staff. Although these actions will initially increase operating expenses, early responses from the market imply that these marketing efforts will result in an increased order flow for this line.

•	limited revenue generation coupled with high development costs in our low-end entertainment products;

Certain actions by a former major entertainment customer have effectively closed the high-end amusement market to us. Our low-end products have encountered customer resistance due to pricing and those units under a revenue share contract have failed to generate sufficient income to justify an expansion of this line. Consequently, this line has suffered from high development costs with low payback. We consider this line to be an opportunistic business and will plan our development accordingly.

•	higher costs of capital and amortization of deferred finance charges;

Interest expense for fiscal 2006 was $1,857,000 or 7.4% of sales. This included approximately $1,100,000 million of non-cash charges for amortization/write-off of deferred finance and debt discount expenses. We anticipate that this number will decrease significantly going forward.

•	Higher bad debt and inventory reserves;

During fiscal 2006 we significantly increased both our accounts receivable and inventory reserves. We fully reserved for a large international receivable which has been adjudicated in our favor but which may be difficult to collect. In inventory, we partially reserved for some of our mid-line trainers which have experienced slow sales in the most recent periods.

•	litigation and claims costs;
Although down significantly from fiscal 2005, these costs continue to be a major component of our general, administrative and selling costs.
•	cash flow;

One of the greatest challenges we face is adequately funding the cash requirements of large, long-term multi-year projects. Although these contracts normally incorporate milestone payments, the cash flows associated with production and material requirements tend to vary significantly over time. These projects are usually cash positive in the early stages and cash negative during the production phase. Funding these contracts requires a significant amount of operating funds and may hamper other types of business. On May 19, 2006 we signed an amendment to our bank agreement with PNC Bank, National Association extending the termination date to June 30, 2006. This $5,000,000 facility is restricted to use for issuing letters of credit. As of May 12, 2006, we had used approximately $2,900,000 million of this facility for international letters of credit. However, we may have access to funds under an equity line agreement executed on April 7, 2006 with H.F. Lenfest, holder of the Company’s subordinated debt. Under certain conditions, we will have access to up to $15 million in cash to support operations. Given our low beginning sales backlog and ongoing difficulty in obtaining new contracts, we may need to obtain additional sources of capital in order to continue growing and operating our business. Because we have established businesses in many markets, significant fixed assets including a building, and other business assets which can be used for security, we believe that we will be able to locate such additional sources of capital, although there is no assuredness that we will be successful in this endeavor.

We face the following challenges and business goals in order to make fiscal 2007 a successful year:

Aircrew Training Systems

•	Market all the aeromedical products we technologically enhanced in the prior fiscal years.
•

We have heavily invested in enhancing functionality and product capability of three ATS products: our centrifuge-based flight simulator, our General Aviation Trainer (GAT), and our Gyro-IPT. Repeat sales of these state-of-the-art simulators will allow us to recoup the costs of our non-recurring engineering and design effort.

•

Continue to evolve Advanced Tactical Flight Simulation (ATFS). Our challenge will be to find funding to continue this critical development objective, either through federal, state or local government grants or a customer order.

NASTAR

•

In fiscal 2006, we began construction of the National AeroSpace Training and Research Center (NASTAR Center). This center, set to open in January 2007, will offer a complete range of aviation training and research support for military and civil aviation as well as space travel and tourism. The NASTAR Center will house state of the art equipment including the ATFS-400, GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, Hypobaric Chamber and Night Vision and Night Vision Goggle Training System. These products represent 37 years of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G exposure, spatial disorientation and escape from a disabled aircraft. Our challenge for fiscal 2007 is to locate outside funding to support this initiative.

Environmental

•

Our product emphasis in this line has been the automotive industry, an industry which has been hit with huge losses and financial pressure. We will need to revisit products we marketed for other applications in the past to support the overhead of this group.

ADMS

•

In prior years, we have spent significant time and funds to develop and refine this technology. In fiscal 2007, we need to emphasize our sales and marketing efforts for this product group. Demonstrations, exhibiting at trade shows, tele-marketing, visiting potential customer sites: These and other approaches need to be explored to develop awareness for this simulation product. An additional objective for fiscal 2007 is to facilitate customer’s utilizing Homeland Security funds to purchase our products.

Claims/Litigation

•	Continue to pursue outstanding commercial litigation and the Company’s claim against the U.S. government with a goal of mediation or settlement.

ETC-PZL

•

During fiscal 2006, ETC-PZL performed under a significant contract from L-3 Communications. This contract was virtually complete at the end of fiscal 2006. ETC-PZL will need to replace this revenue with other contracts, either in or outside of Poland.

At February 24, 2006, we were involved in major commercial and government litigation which will require a significant amount of our time and effort. These activities will potentially detract from other business issues and require significant funding.

Liquidity

•	We do not currently have a bank facility which can be used to borrow funds for operations.

On May 19, 2006 we signed an amendment to our bank agreement with PNC Bank, National Association extending the termination date to June 30, 2006. This $5,000,000 facility is restricted to use for issuing letters of credit. As of May 12, 2006, we had used approximately $2,900,000 million of this facility for international letters of credit. On April 7, 2006, we entered into a Preferred Stock Purchase Agreement (the “Agreement”) with H. F. “Gerry” Lenfest, a Director, significant shareholder and holder of our subordinated debt. The Agreement permits us to unilaterally draw down up to $15 million over the next eighteen (18) months in exchange for shares of our newly-created Series B Cumulative Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock provides for a dividend equal to six (6) percent per annum. After three (3) years, the Preferred Stock will be convertible, at Mr. Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price will be equal to the closing price of the Company’s common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns will not be permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Agreement also allows for us to redeem any outstanding Preferred Stock any time within the six (6) year term of the Agreement. The Preferred Stock will vote with the ETC common stock on an as converted basis.

In connection with the execution of the Agreement, we drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share.

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

We recognize revenue using three methods:

On long-term contracts over $250,000 in value and over six months in length the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the estimated loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts which require us to revise our cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

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

We have operating subsidiaries in the United Kingdom and Poland, maintain regional offices in the Middle East, Asia and Canada, and use the services of approximately 100 independent sales organizations and agents throughout the world. ETC International Corporation is a holding company established for federal income tax purposes and is not an operating subsidiary. We consider our business activities to be divided into two segments: Aircrew Training Systems (ATS) and the Industrial Group.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies include those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies.

Revenue Recognition on Long-Term Contracts

On long-term contracts over $250,000 in value and six months in length, the percentage of completion method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts which require us to revise our cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates.

We account for some of our largest contracts, including our contracts with the U.S. and other foreign governments, using the percentage-of-completion method. If we do not accurately estimate the total cost to be incurred on this type of contract, or if we are unsuccessful in the ultimate collection of associated contract claims, estimated gross margins may be significantly impacted or losses may need to be recognized in future periods. Any resulting reductions in margins or contract losses could be material to our results of operations and financial position.

Revenue for contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services (such as installation and customer acceptance) is recognized on the date that the finished product is shipped to the customer or the service is completed.

Accounts Receivable

We perform ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer’s current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While our credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Additionally, as a result of the concentration of international receivables, we cannot predict the effect, if any, which geopolitical risk and uncertainty will have on the ultimate collection of our international receivables.

In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if we can reliably estimate the amount of additional contract revenue. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.

Results of Operations

We have historically experienced significant variability in our quarterly revenue, earnings and other operating results, and our performance may fluctuate significantly in the future.

Fiscal 2006 versus Fiscal 2005

	Summary Table of Results

	52 weeks ended Feb. 24, 06	52 weeks ended Feb. 25, 05	Variance $	Variance %

	(amounts in thousands)		( ) = Unfavorable
Sales:
Domestic	$9,140	$11,998	$(2,858)	(23.8%)
US Government	2,586	2,904	(318)	(11.0%)
International	13,343	12,912	431	3.3%

Total Sales	25,069	27,814	(2,745)	(9.9%)

Gross Profit	5,350	6,176	(826)	(13.4%)
Selling, general & administrative	9,625	12,450	2,825	22.7%
Research & development	422	856	434	50.7%
Impairment expense	22	—	—	n/a
Operating loss	(4,719)	(7,130)	2,411	33.8%
Interest expense, net	1,857	1,792	(65)	(3.6%)
Other expense, net	7	308	301	97.7%
Income taxes	136	(1,117)	(1,253)	(1,021.3%)
Minority Interest	17	—	(17)	n/a

Net loss	$(6,714)	$(8,113)	$1,399	17.2%
Net loss per common share	$(0.74)	$(1.06)	$0.32	30.2%

Net Loss.

The Company had a net loss of $6,714,000 or ($0.74) per share (diluted) in 2006 versus a net loss of $8,113,000 or ($1.06) per share (diluted) in fiscal 2005, an improvement of $1,399,000 or 17.2%. Operating loss was $4,719,000 versus an operating loss of $7,130,000 in 2005, an improvement of $2,411,000 or 33.8%. The improvement in operating loss resulted from lower selling, general and administrative costs and research and development costs which were only partially offset by reduced gross profit. Net loss in fiscal 2006 did not have any income tax benefit offset. (See the section on income taxes following.)

Sales.

For the fiscal year ended February 24, 2006, total sales were $25,069,000, a decrease of $2,745,000 or 9.9% from fiscal 2005. The reduction reflected a significant ($7,041,000, 26.3%) decrease in our domestic operation which was only partially offset by a correspondingly significant ($4,417,000, 577.4%) increase in our Polish subsidiary, ETC-PZL. Product line sales in ETC Southampton in the current period were down in all categories except sterilizers versus the prior period. The decrease in Aircrew Training Systems (ATS) sales in ETC Southampton ($4,327,000, 32.6%) reflected completion of a centrifuge device for Malaysia in the prior period and revenue for the aforementioned claim settlement. Hyperbaric was down reflecting, again in the prior period, the near completion of two large chambers destined for a Middle Eastern navy. Entertainment was down $1,168,000, 85.6%, reflecting reduced sales of the Wild Earth amusement ride. The increase in sterilizers ($1,522,000, 82.6%) primarily reflected increased sales for mid-size steam units.

Geographically, domestic sales were $9,140,000, down $2,858,000, or 23.8%, from fiscal 2005, and represented 36.5% of total sales, down from 43.1% in fiscal 2005, primarily reflecting reduced activity for hyperbaric, entertainment and PTS. U.S. government sales decreased to $2,586,000, as compared to $2,904,000 in fiscal 2005, and represented 10.3% of total sales, down from 10.4% in fiscal 2005. International sales, including those in the Company’s foreign subsidiaries, were $13,343,000, up $431,000 or 3.3%, and represented 53.2% of total sales, up from 46.4% in fiscal 2005, primarily reflecting significantly increased sales in ETC-PZL. Throughout our history, most of the sales for ATS products have been made to international customers.

In fiscal 2006 two customers represented individually 10% or more of total sales, L-3 Communications and the Pakistan Air Force, which together generated $7,509,000 or 30% of total sales. International sales totaling at least $500,000 per country were made to customers in Pakistan, Japan and China. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for two international customers and one domestic customer represented 47.4% of our backlog at February 24, 2006. For a discussion of the additional risks associated with our international operations, see “Risks Particular to Our Business—There are certain risks inherent in our international business activities, which constitute a significant portion of our business,” in our Annual Report on Form 10-K.

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

Domestic Sales.

Overall, domestic sales in fiscal 2006 were $9,140,000 as compared to $11,998,000 in fiscal 2005, a decrease of $2,858,000 or 23.8%, reflecting reduced activity for all product types except sterilizers. Most significantly, hyperbaric (down $1,828,000, 67.6%) suffered from the near completion in the prior year period on a POC revenue basis of a contract for two large chambers destined for a foreign navy. Entertainment sales were down from the prior period as fiscal 2005 reflected significant revenue for the first year orders of “Wild Earth” and “Monster Truck” amusement rides. ATS sales were down as the prior period included a sale of a Gyro-IPT. Domestic sales represented 36.5% of our total sales in fiscal 2006, down from 43.1% in fiscal 2005. Sales to the U.S. Government in fiscal 2006 were $2,586,000 as compared $2,904,000 in fiscal 2005, and represented 10.3% of total sales in fiscal 2006 versus 10.4% in fiscal 2005.

International Sales.

International sales in fiscal 2006, including those in our foreign subsidiaries, were $13,343,000 as compared to $12,912,000 in fiscal 2005, an increase of $431,000 or 3.3%, and represented 53.2% of total sales as compared to 46.4% in fiscal 2005. Throughout our history, most of the sales for ATS have been made to international customers. In fiscal 2006 international sales totaling at least ten percent of total international sales were made in our Polish subsidiary to L-3 Communications ($4,599,000) and to a government customer in Pakistan ($2,910,000). In fiscal 2005 international sales totaling at least ten percent of total international sales were made to government or commercial accounts in Malaysia ($3,388,000) and Egypt ($2,309,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

Segment Sales.

Segment Sales ($000 except for %)

	Aircrew Training Systems		Industrial Group		Total

	$	%	$	%	$	%

Fiscal 2006	15,100	60.2	9,969	39.8	25,069	100.0
Fiscal 2005	16,787	60.3	11,027	39.7	27,814	100.0

On a segment basis, sales of our ATS products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $15,100,000 in fiscal 2006, a decrease of $1,687,000, or 10.1% from fiscal 2005. Sales of these products accounted for 60.2% of our sales versus 60.3% in fiscal 2005. Sales in our other segment, the Industrial Group, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,058,000 to $9,969,000, a decrease of 9.6%, and constituted 39.8% of our total sales compared to 39.7% in fiscal 2005.

Significant claims outstanding at February 24, 2006 and February 25, 2005 included a claim with the U.S. Navy for a submarine decompression chamber ($3.0 million recorded). We have settled two international claims in the last two fiscal years. On February 8, 2005, we reached an agreement totaling $4.7 million on an international claim and effective February 27, 2004 we reached an agreement totaling $10.5 million on another international claim. Although recorded as a current asset in the financial statements, all remaining claim revenues may not be received in full during fiscal 2007. For a more complete discussion of outstanding claims, see “Note 3. Accounts Receivable” to our consolidated financial statements in the Annual Report to Stockholders following.

Gross Profit.

Gross profit for fiscal 2006 decreased by $826,000 or 13.4% from fiscal 2005 reflecting the sales decrease and a slight (0.9 percentage point) decrease in the gross profit rate as a percent of sales. The dollar decrease primarily resulted from the aforementioned sales reductions in our domestic operation’s ATS, hyperbaric and entertainment product areas coupled with an increase in inventory reserves. The reduction in the rate as a percent of sales primarily reflected reduced margin performance in ETC-PZL and the impact of additional reserves as the margin rates for most product areas in our domestic operation were favorable versus the prior period, most significantly double digit increases in environmental, PTS and simulation. Acting as a partial offset was increased gross profit dollars at a slightly better rate. This improvement reflected the aforementioned significant increase in sales primarily for mid-sized steam units. Both PTS and simulation margin performance reflected continued additional product development costs, both to enhance functionality of existing products and to develop product extensions, which negatively impacted gross profit as these costs are primarily charged directly to the cost of sales for specific orders.

Selling and Administrative Expenses.

Selling and administrative expenses decreased $2,825,000, or 22.7%, from fiscal 2005. The major difference during the periods was reduced legal and claim expenses. During fiscal 2005, we incurred significant legal costs and claims expenses to support an international claim which was settled on February 8, 2005. Acting as a partial offset were additional bad debt reserves. As a percentage of sales, selling and administrative expenses were 38.4% in fiscal 2006 compared to 44.8% in fiscal 2005.

Research and Development Expenses.

Research and development expenses decreased $434,000 or 50.7% in fiscal 2006 as compared to fiscal 2005. This decrease reflected both reduced spending and the timing of reimbursement for government grants in our Turkish subsidiary under a government research award for two projects. Most of our research efforts, which were and continue to be a significant cost of our business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2006 were $850,000 compared to $1,466,000 in fiscal 2005. Amortization of software costs, which was charged to cost of sales, was $1,224,000 and $988,000 for fiscal 2006 and fiscal 2005, respectively.

Impairment Expense.

Impairment expense resulted from the write-off of goodwill associated with our European subsidiary located in the United Kingdom. Although this subsidiary performs sales and service support for us, as of fiscal year end there were no open local contracts which would generate sufficient income to justify the carrying value of goodwill.

Operating Loss.

Operating loss was $4,719,000 compared to an operating loss of $7,130,000 in 2005, an improvement of $2,411,000 or 33.8%. This improvement primarily reflected reduced general and administrative spending partially offset by a reduced gross profit.

On a segment basis, ATS had an operating loss of $3,555,000, an improvement of $1,213,000 or 25.4% over fiscal 2005, while the Industrial Group had an operating loss of $362,000 in fiscal 2006, a reduction in operating loss of $1,156,000 from fiscal 2005. These segment operating results were offset, in part, by unallocated corporate expenses of $780,000, a decrease of $66,000 from fiscal 2005.

The decrease in operating loss for the ATS segment in fiscal 2006 reflected lower operating expenses, primarily claims and legal expenses, as both sales and corresponding gross profit were down from fiscal 2005.

The Industrial Group segment’s improved performance in fiscal 2006 reflected a higher gross margin despite the sales decrease coupled with slightly lower (down 9.8%) operating expenses.

Interest Expense.

Interest expense (net of interest income) increased $65,000 or 3.6% in fiscal 2006 from fiscal 2005 primarily reflecting additional deferred finance charges resulting from a settlement of a lawsuit which was partially offset by reduced interest expense on lower debt including the redemption on August 1, 2005, of our long-term bonds. Interest expense includes interest on our debt, amortization of debt discount resulting from the beneficial conversion option of our subordinated debt and associated warrants issued with the debt, amortization of deferred financing costs from our previous Refinancing, and amortization of debt discount resulting from the additional warrants issued to H.F. Lenfest in exchange for his guarantee on a portion of the bank facility in August 2004.

Bank Fees.

Bank fees decreased $308,000 or 76.8% in fiscal 2006 versus fiscal 2005 reflecting significantly reduced charges for bank agreement amendments and covenant violation waivers.

Letter of Credit Fees.

Letter of credit fees increased $39,000 or 76.5% in fiscal 2006 versus fiscal 2005 reflecting additional international contracts banking charges.

Other Income, net.

Other income, net, increased $55,000 or 38.5% in fiscal 2006 versus fiscal 2005 reflecting higher exchange gain in our Polish subsidiary, ETC-PZL.

Provision for/(Benefit from) Income Taxes.

Income tax expense in fiscal 2006 represented income taxes on pre-tax earnings in ETC-PZL and the establishment of a reserve for prior income tax benefits accrued on intercompany transactions losses. Although we reported a pre-tax consolidated operating loss during fiscal 2006, no offsetting income tax benefit and corresponding deferred tax asset was recorded, due to the uncertain nature of their ultimate realization based on past performance and the potential that sufficient taxable income may not be generated in the near future. We will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions.

The fiscal 2005 tax benefit reflects the realization of tax loss carry backs resulting from the fiscal 2005 loss. During fiscal 2006, we applied for and received refunds approximating $580,000.

Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $12.6 million of federal and $17.9 million of state net loss carry forwards available to offset future income tax liabilities, expiring in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, we have established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of our income tax expense.

Fiscal 2005 versus Fiscal 2004

	Summary Table of Results

	52 weeks ended Feb. 25, 05	52 weeks ended Feb. 27, 04	Variance $	Variance %

	(amounts in thousands)		( ) =Unfavorable
Sales:
Domestic	$11,998	$8,856	$3,142	35.5%
US Government	2,904	1,717	1,187	69.1%
International	12,912	15,422	(2,510)	(16.3%)

Total Sales	27,814	25,995	1,819	7.0%
Gross Profit	6,176	9,943	(3,767)	(37.9%)
Selling, general & administrative	12,450	9,454	(2,996)	(31.7%)
Research & development	856	358	(498)	(139.1%)
Operating (loss)/income	(7,130)	131	(7,261)	(5,642.8%)
Interest expense, net	1,792	1,606	(186)	(11.6%)
Other expense, net	308	130	(178)	(136.9%)
Income taxes	(1,117)	(810)	307	37.9%
Minority Interest	—	(2)	(2)	(100.0%)

Net loss	$(8,113)	$(793)	$(7,320)	(923.1%)
Net loss per common share	$(1.06)	$(0.11)	$(0.95)	(863.6%)

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

Domestic Sales.

Overall, domestic sales in fiscal 2005 were $11,998,000 as compared to $8,856,000 in fiscal 2004, an increase of $3,142,000 or 35.5%, reflecting increases in all product types except sterilizers and simulation. Environmental benefited from a 258.1% increase in domestic sales primarily for automotive applications. Hyperbaric was up domestically primarily due to a large multi-place chamber sale. Entertainment sales reflected the first year orders of “Wild Earth” and “Monster Truck” amusement rides. The decrease in sterilizer sales domestically primarily reflected reduced activity for a large EtO project. Domestic sales represented 43.1% of the Company’s total sales in fiscal 2005, up from 34.1% in fiscal 2004. Sales to the U.S. Government in fiscal 2005 were $2,904,000 as compared $1,717,000 in fiscal 2004, and represented 6.4% of total sales in fiscal 2005 versus 6.6% in fiscal 2004.

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

Liquidity and Capital Resources

During fiscal 2006, we used $7,849,000 of operating cash. This cash was used to fund the operating loss, a build-up of inventories, a reduction in customer deposits and payments to vendors (accounts payable and accrued liabilities). These requirements for cash were partially offset by cash generation from non-cash expenses (depreciation and amortization of software and deferred finance charges), collections in accounts and income tax receivables, and an increase in reserves for receivables and inventory.

Our investing activities used $832,000 in fiscal 2006 and consisted of purchases of capital equipment ($343,000) and capitalized software ($489,000). Given the nature of our market and products, the continued development of generic control and core software and software tools is a critical objective of management.

Our financing activities generated $318,000 of cash during fiscal 2008. This primarily reflected the net cash impact of utilizing our restricted cash to redeem, on August 1, 2005, all outstanding long-term bonds. An additional smaller amount was received from the issuance of common stock.

Refinancing

We have historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, we refinanced its operations (the “Refinancing”). The Refinancing was effected through the issuance of subordinated, convertible notes to H.F. Lenfest and a credit agreement (the “PNC Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from this refinancing were $29,800,000.

Bank Credit and Facility

Since inception, the PNC Agreement has had numerous amendments. As of fiscal year end, the facility total was $5,000,000 and use of this amount was restricted to the issuance of international letters of credit. This line was secured by all of our assets as well as a $5,000,000 personal guarantee by Mr. Lenfest.

On May 19, 2006 we signed an amendment to our bank agreement with PNC Bank, National Association extending the termination date to June 30, 2006. This $5,000,000 facility is restricted to use for issuing letters of credit.

As of May 12, 2006 we had used approximately $2,900,000 of the facility for international letters of credit.

Equity Line

On April 7, 2006, ETC entered into a Preferred Stock Purchase Agreement (the “Agreement”) with H. F. “Gerry” Lenfest, a Director, significant shareholder and holder of our subordinated debt. The Agreement permits us to unilaterally draw down up to $15 million over the next eighteen (18) months in exchange for shares of our newly-created Series B Cumulative Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock provides for a dividend equal to six (6) percent per annum. After three (3) years, the Preferred Stock will be convertible, at Mr. Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price will be equal to the closing price of our common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns will not be permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Agreement also allows us to redeem any outstanding Preferred Stock any time within the six (6) year term of the Agreement. The Preferred Stock will vote with the ETC common stock on an as converted basis.

In connection with the execution of the Agreement, we drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share. The proceeds are being used for general corporate purposes.

Subordinated Convertible Debt

In connection with the financing provided by PNC on February 19, 2003, we entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest (the “Note”), pursuant to which we issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 (the “Note”) and (ii) warrants to purchase 803,048 shares of our common stock. Upon the occurrence of certain events, we will be obligated to issue additional warrants to Mr. Lenfest. The note accrues interest at the rate of 10% per annum (Mr. Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2006) and matures on February 18, 2009. At our option, the quarterly interest payments may be deferred and added to the outstanding principal. The note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.

Our obligations to Mr. Lenfest under the Convertible Note and Warrant Purchase Agreement are secured by a second lien on all of our assets, junior in rights to the lien in favor of PNC Bank, including all of our real property.

Prior to the consummation of the refinancing, Advanced Technology Asset Management, LLC (“ATAM”) (formerly ETC Asset Management, LLC), a shareholder and a holder of warrants to purchase 332,820 shares of our common stock, consented to the transactions contemplated under the Credit Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ATAM waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ATAM’s consent, we issued to ATAM warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ATAM warrants have substantially the same terms as the warrants issued to Mr. Lenfest. In March 2004, ATAM exercised all its warrants and received a total of 437,820 shares of common stock. We received proceeds of $586,410 from the exercise of these warrants.

As a condition of amending the Agreement on August 24, 2004, Mr. Lenfest agreed to issue to PNC on our behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr.Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and received a warrant to purchase 200,000 shares of stock under the same terms and conditions as his existing warrant for 803,048 shares.

On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of common stock for approximately $2.0 million.

Under the Note, we must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 24, 2006 we failed to meet any of these financial covenants but have obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 25, 2007. Except as specified, the waiver does not constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release us or any guarantor from any duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.

Long-Term Bonds

On March 15, 2000, we issued approximately $5,500,000 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4,100,000 advance taken on our revolving credit facility and to finance construction of an addition to our main plant in Southampton, Pennsylvania. The bonds were secured by a $5,000,000 irrevocable direct pay Letter of Credit issued by PNC which was scheduled to expire on February 17, 2006 and which was secured by all assets of the Company. At February 25, 2005 the bonds were fully cash collateralized. The bonds carried a maturity date of April 1, 2020, bore a variable interest rate which adjusted each week to a rate required to remarket the bonds at full principal value with a cap of 17%, and were subject to mandatory redemption of $275,000 per year for 19 years and $245,000 for the 20th year.

On June 30, 2005 we directed the trustee for the bonds to issue a redemption notice for all of our outstanding bonds. On August 1, 2005, the Company utilized the restricted cash held by PNC to redeem all outstanding bonds. As of May 27, 2005, all deferred financing charges associated with this bond issue had been fully amortized to our statement of operations.

Liquidity

Given our inability to borrow cash under the amended PNC Agreement and certain restrictions in the Equity Agreement, we may need to obtain additional sources of capital in order to continue growing and operating our business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC will not have a long-term material adverse effect on our business.

We believe that existing cash balances at February 24, 2006, cash generated from operating activities as well as future availability under the Equity Agreement will be sufficient to meet its future obligations through at least February 25, 2007.

In reference to our outstanding claims with the U.S. Navy, to the extent we are unsuccessful in recovering a significant portion of recorded claim contract costs, and to the extent that significant additional legal expenses are required to bring the dispute to resolution, such events could have a material adverse effect on our liquidity and results of operations. Historically, we have had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003, 2004 and 2005. (See Note 3 to the Consolidated Financial Statements, Accounts Receivable).

The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 6 and 7 to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.

	Payments Due by Period (in thousands)

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(in thousands)
Long-term debt, including current maturities	$8,376	$—	$8,376	$—	$—
Operating leases	663	128	338	197	—

Total	$9,039	$128	$8,714	$197	$—

•

Long-term debt is reported net of unamortized discount of $1,624,000 on the Company’s subordinated debt. See “Note 7. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.

Backlog

Our sales backlog at February 24, 2006 and February 25, 2005, for work to be performed and revenue to be recognized under written agreements after such dates, was $8,132,000 and $19,084,000 respectively. In addition, our training, maintenance and upgrade contracts backlog at February 24, 2006 and February 25, 2005, for work to be performed and revenue to be recognized after such dates under written agreements, was $1,774,000 and $2,232,000, respectively. Of the February 24, 2006 backlog, we have contracts for approximately $5,371,000 for aircrew training systems and maintenance support, including $2,243,000 for the Japanese Defense Agency, $975,000 for the Pakistan Air Force, and $798,000 for Singapore. We expect to complete approximately 94% of the February 24, 2006 backlog prior to February 23, 2007, the end of our 2007 fiscal year. Of the February 25, 2005 backlog, we completed approximately 82% by February 24, 2006.

Our order flow does not follow any seasonal pattern as we receive orders in each fiscal quarter of our fiscal year.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the fiscal year ended February 24, 2006 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Recent Accounting Pronouncements

Accounting for Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share-Based Payments. Statement No. 123(R) requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date using an option-pricing model and recognized in the financial statements over the requisite service period. Statement No. 123(R) does not change the accounting for stock ownership plans, which is subject to American Institute of Certified Public Accountants SOP 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” Statement No. 123(R) supercedes Opinion 25, Accounting for Stock Issued to Employees and its related interpretations, and eliminates the alternative to use Opinion 25’s intrinsic value method of accounting, which we currently use.

Statement 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement No. 123(R). The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of Statement No. 123(R). We adopted SFAS 123(R) effective February 25, 2006 utilizing the modified prospective application described above. Adoption of this statement did not have a significant impact on our financial position, results of operations, EPS or cash flows.

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

Statement 151 defines normal capacity as the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance.

Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and should be applied prospectively. Early application is permitted. The Company is not able at this time to determine what impact, if any, adoption of Statement 151 will have on the results of operations.

Market for the Registrant’s Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the American Stock Exchange under the symbol “ETC.” As of May 11, 2006, the Company had 281 shareholders of record.

The following table sets forth the calendar quarter ranges of high and low sale prices for shares of the common stock for the periods indicated.

	Sale Prices

	High	Low

Fiscal 2006
First Quarter	$6.05	$4.70
Second Quarter	5.85	4.85
Third Quarter	5.52	4.89
Fourth Quarter	5.22	4.75
Fiscal 2005
First Quarter	$10.05	$7.25
Second Quarter	8.24	6.47
Third Quarter	7.95	6.18
Fourth Quarter	6.80	5.10

On May 11, 2006, the closing price of our common stock was $5.00. We have never paid any cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. Our current credit facilities prohibit the payment of any dividends without the lender’s prior written consent.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	327,939	$6.77	1,243,521
Equity compensation plans not approved by security holders	—	N/A	204,629

Total	327,939	$6.77	1,448,150

The following plans have not been approved by our shareholders:

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% stockholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. We make a matching contribution equal to 20% of the employee’s contribution.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Environmental Tectonics Corporation

     We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 24, 2006 and February 25, 2005 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three fiscal years in the period ended February 24, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 24, 2006 and February 25, 2005, and the consolidated results of their operations and their cash flows for the each of the three fiscal years in the period ended February 24, 2006, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 24, 2006 and February 25, 2005 and for each of the three fiscal years in the period ended February 24, 2006. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
May 15, 2006

Environmental Tectonics Corporation

Consolidated Balance Sheets (amounts in thousands, except share information)

	February 24, 2006	February 25, 2005

ASSETS
Cash and cash equivalents	$3,566	$12,041
Restricted cash	16	4,680
Accounts receivable, net	6,021	8,018
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	3,480	3,333
Inventories	10,734	7,928
Deferred tax asset	1,558	1,786
Prepaid expenses and other current assets	564	1,668

Total current assets	25,939	39,454
Property, plant and equipment, net	4,392	4,331
Software development costs, net of accumulated amortization of $9,882 and $8,658 in 2006 and 2005, respectively	2,832	3,567
Goodwill, net	455	477
Other assets, net	49	80

Total assets	$33,667	$47,909

LIABILITIES
Current portion of long-term obligations	$—	$275
Accounts payable – trade	2,111	2,893
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	1,118	1,533
Customer deposits	877	2,247
Other accrued liabilities	2,013	2,688

Total current liabilities	6,119	9,636

Long-term obligations, less current portion:
Credit facility payable to banks	—	—
Long term bonds	—	4,095
Subordinated convertible debt	8,376	7,992

	8,376	12,087

Deferred tax liability	1,558	1,786

Total liabilities	16,053	23,509

Commitments and contingencies	—	—
Minority interest	61	45
STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares, $.05 par value; 9,024,804 and 9,019,376 shares issued and outstanding in 2006 and 2005, respectively	451	450
Capital contributed in excess of par value of common stock	16,584	16,561
Accumulated other comprehensive loss	(249)	(137)
Retained earnings	767	7,481

Total stockholders’ equity	17,553	24,355

Total liabilities and stockholders’ equity	$33,667	$47,909

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Operations (amounts in thousands, except share information)

	52 Weeks Ended February 24, 2006	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004

Net sales	$25,069	$27,814	$25,995
Cost of goods sold	19,719	21,638	16,052

Gross profit	5,350	6,176	9,943

Operating expenses:
Selling and administrative	9,625	12,450	9,454
Research and development	422	856	358
Impairment expense	22	—	—

	10,069	13,306	9,812

Operating (loss) income	(4,719)	(7,130)	131

Other expenses:
Interest expense, net	1,857	1,791	1,606
Bank fees	93	401	329
Letter of credit fees	90	51	127
Other, net	(198)	(143)	(326)

	1,842	2,100	1,736

Loss before provision for (benefit from) income taxes and minority interest	(6,561)	(9,230)	(1,605)
Provision for (benefit from) income taxes	136	(1,117)	(810)

Loss before minority interest	(6,697)	(8,113)	(795)
Income (loss) attributable to minority interest	17	—	(2)

Net loss	$(6,714)	$(8,113)	$(793)

Per share information:
Loss per common share:
Basic	$(0.74)	$(1.06)	$(.11)
Diluted	$(0.74)	$(1.06)	$(.11)
Weighted average common shares:
Basic	9,021,000	7,656,000	7,163,000
Diluted	9,021,000	7,656,000	7,163,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Changes in Stockholders’ Equity (amounts in thousands, except share information)

For the years ended February 24, 2006, February 25, 2005 and February 27, 2004

			Capital contributed in excess of par value of common stock	Accumulated other comprehensive loss	Retained earnings	Total stockholders’ equity

	Common Stock

	Shares	Amount

Balance, February 28, 2003	7,157,239	358	9,331	(169)	16,387	25,907
Net loss for the year	—	—	—	—	(793)	(793)
Foreign currency translation adjustment				(160)	—	(160)

Total comprehensive loss						(953)
Exercise of employee stock options	19,313	1	99	—	—	100

Balance, February 27, 2004	7,176,552	359	9,430	(329)	15,594	25,054
Net loss for the year	—	—	—	—	(8,113)	(8,113)
Foreign currency translation adjustment				192	—	192

Total comprehensive loss						(7,921)
Value of warrants issued in connection with issuance of guarantee			571			571
Exercise of warrants	1,440,868	72	4,406			4,478
Issuance of common stock	373,831	19	1,981			2,000
Exercise of employee stock options and Board of Director’s compensation	28,125	—	173	—	—	173

Balance, February 25, 2005	9,019,376	450	16,561	(137)	7,481	24,355
Net loss for the year					(6,714)	(6,714)
Foreign currency translation adjustment				(112)		(112)

Total comprehensive loss						(6,826)
Exercise of employee stock options and Board of Director’s compensation	5,428	1	23	—	—	24

Balance, February 24, 2006	9,024,804	$451	$16,584	$(249)	$767	$17,553

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Cash Flows (amounts in thousands)

	52 Weeks Ended February 24, 2006	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004

Cash flows from operating activities:
Net loss	$(6,714)	$(8,113)	$(793)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	2,570	2,414	1,847
Accretion of debt discount	384	326	275
Increase (decrease) in allowance for accounts receivable and inventory	780	274	(149)
(Income) loss attributable to minority interest	17	—	(2)
Impairment expense	22	—	—
Deferred income taxes (benefit)	—	(165)	(168)
Changes in operating assets and liabilities:
(Increase) decrease in assets
Accounts receivable	1,518	11,108	(2,973)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(147)	2,000	108
Inventories	(3,468)	1,554	(1,763)
Prepaid expenses and other current assets	480	318	(720)
Impairment expense	22	—	—
Other assets	(48)	—	(103)
Increase (decrease) in liabilities:
Accounts payable	(782)	462	653
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(415)	588	(518)
Customer deposits	(1,370)	(1,410)	657
Accrued income taxes	76	266	(247)
Other accrued liabilities	(774)	101	1,032

Net cash (used in) provided by operating activities	(7,849)	9,723	(2,864)

Cash flows from investing activities:
Acquisition of equipment	(343)	(285)	(475)
Software development costs	(489)	(1,272)	(1,220)

Net cash used in investing activities	(832)	(1,557)	(1,695)

Cash flows from financing activities:
Borrowings under credit facility	—	—	2,514
Payments under credit facility	—	(30)	(3,084)
Payments on long-term bonds	(4,370)	(275)	(275)
Decrease (increase) in restricted cash	4,664	(3,896)	2,405
Net (decrease) increase in other long-term obligations	—	(133)	120
Issuance of common stock/warrants	24	6,651	100

Net cash provided by financing activities	318	2,317	1,780

Effect of exchange rates on cash	(112)	192	(160)

Net (decrease) increase in cash and cash equivalents	(8,475)	10,675	(2,939)
Cash and cash equivalents at beginning of year	12,041	1,366	4,305

Cash and cash equivalents at end of year	$3,566	$12,041	$1,366

Supplemental schedule of cash flow information:
Interest paid	$886	$909	$854
Income taxes paid	$—	$5	$78

Supplemental information on non-cash operating, investing and financing activities:

During the years ended February 24, 2006 and February 25, 2005 the Company reclassified $361,000 and $194,000, respectively, from inventory to capitalized software. Additionally, during the year ended February 25, 2005 the Company recorded $571,000 in deferred finance charges and credited a corresponding amount to additional paid in capital associated with the issuance of a common stock purchase warrant to H.F. Lenfest. As of February 24, 2006, this amount had been fully amortized to operations.

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

Total claims outstanding at February 24, 2006 were approximately $5.6 million based on costs incurred through April 2005. However, following generally accepted accounting principles, the Company had recorded only $3.0 million or 53.6% of this amount on its books.

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

Although recorded as a current asset in the financial statements, all remaining claim revenues may not be received in full during fiscal 2007. For a more complete discussion of outstanding claims, see “Note 3. Accounts Receivable” to our consolidated financial statements in the Annual Report to Stockholders following.

Revenue Recognition:

Revenue is recognized on long-term contracts over $250,000 in value and six months in length utilizing the percentage of completion method based on costs incurred as a percentage of estimated total costs. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a current liability. When it is estimated that a contract will result in a loss, the entire amount of the estimated loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the facts requiring the revisions become known. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue for contracts under $250,000 or to be completed in less than six months, and where there are no post-shipment services included in the contract, and revenue on parts and services, are recognized as shipped or when the service is provided. Under these contracts, title passes at shipment. Revenue on those types of contracts where post-shipment services (such as installation and acceptance) are required is recognized upon customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.

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

Restricted Cash:

Restricted cash at February 24, 2006 represents a cash deposit in a foreign bank which is being held as security to assure the Company’s performance under a maintenance contract in that country. Restricted cash at February 25, 2005 primarily represented cash deposited in an interest bearing account with PNC Bank, National Association which served as security for their irrevocable direct pay letter of credit issued in the bondholder’s favor to secure the Company’s long-term bonds. This cash was utilized to redeem the bonds on August 1, 2005.

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

Goodwill:

Goodwill of $662,000 was recorded in fiscal 1999 for the Company’s 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300,000 cash, bringing the Company’s total ownership to 95%. Goodwill of $24,000 was recorded in fiscal 2001 for the Company’s purchase of 99% of ETC Europe. The Company did not record any amortization expense in fiscal years 2006, 2005 and 2004, respectively. Based on a test of impairment, the Company did not reduce the net carrying values of goodwill for the purchase of ETC-PZL for fiscal years 2006 and 2005. However, based upon the impairment test at February 24, 2006, the Company charged off to the operating statement the remaining $22,000 of goodwill associated with the purchase of ETC Europe.

The following summarizes the goodwill and associated amortization of the elements of goodwill at February 24, 2006:

(Amounts in thousands)
ETC-PZL

Goodwill	662
Amortization	207

Net	455

On February 23, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets”. SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Accordingly, we no longer amortize goodwill.

Notes to Consolidated Financial Statements

Capitalized Software Development Costs:

The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $850,000 and $1,466,000 respectively, for the fiscal years ended February 24, 2006 and February 25, 2005. Related software amortization totaled $1,224,000, $988,000 and $851,000, respectively, for fiscal 2006, 2005 and 2004.

Research and Development:

Research and development expenses are charged to operations as incurred. During fiscal 2006, 2005 and 2004, the Company incurred research and development costs of approximately $422,000, $856,000 and $358,000, respectively.

Deferred Financing Costs:

Capitalized costs relating to the Company’s bond issuance on March 15, 2000, costs associated with the February 2003 PNC/Lenfest financing and costs associated with the issuance in fiscal 2005 of a common stock warrant have been amortized over the relevant term. Amortization expense relating to deferred financing costs was $703,000, $587,000 and $321,000 in fiscal 2006, 2005 and 2004, respectively. At February 24, 2006, the Company had no deferred financing costs.

See “Note 7. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.

Income Taxes:

The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with applicable tax laws.

Long-Lived Assets:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

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

Statement 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement No. 123(R). The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of Statement No. 123(R).

Notes to Consolidated Financial Statements

At February 24, 2006, the Company had two stock-based compensation plans, one for employees and one for non-employee members of the Board of Directors.

Employee Stock Plan:

In August 1999 the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1999. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 1,000,000 shares of common stock to qualifying officers and other key employees. The plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Options may be exercised on a cumulative basis at the rate of 25% per year commencing one year after the date of grant and have a maximum term of 10 years. The Plan will terminate on August 1, 2008. At February 24, 2006, there were 723,521 shares available to be granted under the Plan.

Non-employee Director Stock Plan:

In September 2005 the Company adopted subsequent to shareholder approval a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of common stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board or its appointed committee. Granted options have a maximum term of 10 years. The Plan shall remain in effect until terminated by the Board. At February 24, 2006, there were 520,000 shares available to be granted under the plan.

The Company accounts for both of these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-base compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	52 Weeks Ended February 24, 2006	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004

Net loss, as reported	$(6,714)	$(8,113)	$(793)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(91)	(30)	(27)

Pro forma net loss	$(6,805)	$(8,143)	$(820)
Loss per share:
Basic–as reported	$(0.74)	$(1.06)	$(0.11)
Basic–pro forma	$(0.75)	$(1.06)	$(0.11)
Diluted–as reported	$(0.74)	$(1.06)	$(0.11)
Diluted–pro forma	$(0.75)	$(1.06)	$(0.11)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2005: expected volatility of 30.2%; risk-free interest rate of 4.14%; and an expected life of 10 years. There were no grants in fiscal 2004 and fiscal 2006.

Advertising Costs:

The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $302,000, $310,000 and $324,000 in fiscal 2006, 2005, and 2004, respectively.

Notes to Consolidated Financial Statements

Earnings Per Common Share:

SFAS No. 128, “Earnings Per Share”, requires presentation of basic and diluted earnings per share together with disclosure describing the computation of the per share amounts. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table illustrates the reconciliations of the numerators and denominators of the basic and diluted earnings per share computations.

	Fiscal Year ended February 24, 2006

	Loss amount (amounts in thousands) (numerator)	Weighted average shares (denominator)	Per share

Net loss	$(6,714)
Basic loss per share
Loss applicable to common stockholders	(6,714)	9,021,000	(0.74)

Effective of dilutive securities
Stock options		—
Convertible Debt		—
Diluted loss per share
Loss applicable to common stockholders plus effect of dilutive securities	$(6,714)	9,021,000	$(0.74)

At February 24, 2006, options to purchase the Company’s common stock totaling 327,939 shares were outstanding, none of which were included in the computation of diluted earnings per share as the effect of such inclusion would be anti-dilutive. There was subordinated debt with a face value of $10,000,000, which was convertible at an exercise price of $6.05 per share, equating to 1,652,893 shares of common stock if fully converted. Upon each conversion of the subordinated note, the holder would be entitled to receive a warrant to purchase additional shares of common stock equal to ten percent of the shares issued pursuant to such conversion. If the entire face value of the subordinated note is converted into shares of common stock, then warrants to purchase an additional 165,289 shares of common stock will be issued, bringing the total shares of common stock to be issued to 1,818,182. None of these shares were included in the computation of diluted earnings per share as the effect would be anti-dilutive.

	Fiscal Year ended February 25, 2005

	Loss amount (amounts in thousands) (numerator)	Weighted average shares (denominator)	Per share

Net loss	$(8,113)
Basic loss per share
Loss applicable to common stockholders	(8,113)	7,656,000	(1.06)

Effective of dilutive securities
Stock options		—
Convertible Debt		—
Stock warrants		—
Diluted loss per share
Loss applicable to common stockholders plus effect of dilutive securities	$(8,113)	7,656,000	$(1.06)

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

	Fiscal Year ended February 27, 2004

	Loss amount (amounts in thousands) (numerator)	Weighted average shares (denominator)	Per share

Net loss	$(793)
Basic loss per share
Loss applicable to common stockholders	$(793)	7,163,000	$(.11)

Effective of dilutive securities
Stock options		—
Convertible Debt		—
Stock warrants		—
Diluted loss per share
Loss applicable to common stockholders plus effect of dilutive securities	$(793)	7,163,000	$(.11)

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

Notes to Consolidated Financial Statements

3.	Accounts Receivable:

The components of accounts receivable at February 24, 2006 and February 25, 2005 are as follows:

	(amounts in thousands)

	2006	2005

U.S. government receivables billed and unbilled contract costs subject to negotiation	$3,346	$3,202
U.S. commercial receivables billed	2,297	2,331
International receivables billed	1,343	2,971

	6,986	8,504
Less allowance for doubtful accounts	(965)	(486)

	$6,021	$8,018

U.S. government receivables billed and unbilled contract costs subject to negotiation:

Unbilled contract costs subject to negotiation as of February 24, 2006, represent claims made against the U.S. Government under a contract for a submarine rescue decompression chamber project. These costs totaling $3,004,000 were recorded beginning in fiscal year 2002 and include $1,691,000 recorded during fiscal 2003, $833,000 recorded during fiscal year 2004 and $105,000 recorded during fiscal year 2005. In November 2003, the U.S. Government completed an audit of the claim, rejecting most of the items due to audit or engineering reasons. The Company has submitted a written rebuttal to the draft report. On July 22, 2004, the U.S. Government’s Contracting Officer issued a final decision on the claim, denying the claim in full. The Company has updated the claim for additional costs expended on claimable items since the original submission and has converted the claim to a complaint, which was filed in the Court of Federal Claims in July 2005. This claim is currently in the discovery phase, specifically the mutual exchange of documents. The Company and the U.S. Government plan to hold a settlement conference in September 2006.

This U. S. Government claim has followed the typical process of claim notification, preparation, submittal, government audit and review by the contracting officer. Historically, the Company’s experience has been that most claims are initially denied in part or in full by the contracting officer (or no decision is forthcoming, which is then taken to be a deemed denial) which then forces the Company to seek relief in a court of law.

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

International receivables billed:

International receivables billed include $700,000 at February 24, 2006 and February 25, 2005, respectively, related to a contract with the Royal Thai Air Force (“RTAF”).

In October 1993, the Company was notified by the RTAF that the RTAF was terminating a $4,600,000 simulator contract with the Company. Although the Company had performed in excess of 90% of the contract, the RTAF alleged a failure to completely perform. In connection with this termination, the RTAF made a call on a $230,000 performance bond, as well as a draw on an approximately $1,100,000 advance payment letter of credit. Work under this contract had stopped while under arbitration, but on October 1, 1996, the Thai Trade Arbitration Counsel rendered its decision under which the contract was reinstated in full and the Company was given a period of nine months to complete the remainder of the work. Except as noted in the award, the rights and obligations of the parties remained as stated in the original contract including the potential invoking of penalties or termination of the contract for delay. On December 22, 1997, the Company successfully performed acceptance testing and the unit passed with no discrepancy reports. Although the contract was not completed in the time allotted, the Company had requested an extension on the completion time due to various extenuating circumstances, including allowable “force majeure” events, one of which was a delay in obtaining an export license to ship parts required to complete the trainers. On August 30, 2001, the Company received a payment of $230,000 representing the amount due on the performance bond.

Notes to Consolidated Financial Statements

The open balance of $700,000 due on the contract represents the total gross exposure to the Company on this contract. On June 16, 2003, the Company filed for arbitration in Thailand seeking recovery of the open balance of $700,000 due on this contract. On March 23, 2006, the Arbitration panel awarded the Company $314,813 plus interest from March 1, 2006 in full settlement of this dispute. Although the award is final, the RTAF may challenge the court to withdraw the award with certain grounds within 90 days. At this time, the Company does not believe the RTAF has any legal grounds to challenge the award. If the RTAF does not honor the decision, the award will have to be enforced through the court system in Thailand, a process which may take a significant amount of time. The assets of the RTAF are not subject to enforcement. At this point, the Company is not able to determine what the ultimate result of this dispute will be. However, the Company has established sufficient receivable reserves so that any resolution will not have a material impact on the financial position or results of operations of the Company.

Historically, the Company has had positive experience with regard to its contract claims in that recoveries have exceeded the carrying value of claims. However, there is no assurance that the Company will always have positive experience with regard to recoveries for its contract claims.

Claim bookings and settlements had no impact in fiscal 2006; in fiscal 2005 they reduced operating income by $1,124,000 and in fiscal 2004 they increased operating income by $1,802,000.

Net claims receivables were $3,004,000 at February 24, 2006 and February 25, 2005, respectively.

4.	Costs and Estimated Earnings on Uncompleted Contracts:

Unbilled costs

Amounts not billed or not yet billable totaled $10,221,000 at February 24, 2006. Under most of the Company’s contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, or upon shipment. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.

The following is a summary of long-term contracts in progress at February 24, 2006 and February 25, 2005:

	(amounts in thousands)

	2006	2005

Costs incurred on uncompleted long-term contracts	$37,608	$31,884
Estimated earnings	7,744	6,824

	45,352	38,708
Less billings to date	(42,990)	(36,908)

	$2,362	$1,800

	2006	2005

Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$3,480	$3,333
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(1,118)	(1,533)

	$2,362	$1,800

Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200,000 in fiscal 2006, 2005 and 2004.

Notes to Consolidated Financial Statements

5.	Inventories:

Inventories consist of the following:

	(amounts in thousands)

	Raw Material	Work in Process	Finished Goods	Total

February 24, 2006	$158	$8,803	$1,773	$10,734
February 25, 2005	$290	$5,293	$2,345	$7,928

Inventory is presented above net of an allowance for obsolescence of $1,032,000 and $731,000 in fiscal 2006 and 2005, respectively.

6.	Property, Plant and Equipment:

The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 24, 2006 and February 25, 2005:

	(amounts in thousands)		Estimated useful lives

	2006	2005

Land	$100	$100
Building and building additions	3,763	3,763	40 years
Machinery and equipment	10,008	9,304	3–5 years
Office furniture and equipment	1,195	1,195	10 years
Building improvements	1,460	1,460	5–10 years

	16,526	15,822
Less accumulated depreciation	(12,134)	(11,491)

Property, plant and equipment, net	$4,392	$4,331

Depreciation expense for the fiscal years ended February 24, 2006, February 25, 2005 and February 27, 2004 was $643,000, $840,000 and $675,000, respectively.

7.	Long-Term Obligations and Credit Arrangements:

Long-term obligations at February 24, 2006 and February 25, 2005 consist of the following:

	(amounts in thousands)

	2006	2005

Credit facility payable to banks	$—	$—
Long term bonds	—	4,370
Subordinated convertible debt, net of unamortized discount of $1,624 and $2,008 for 2006 and 2005, respectively	8,376	7,992

	8,376	12,362
Less current portion	—	(275)

	$8,376	$12,087

Notes to Consolidated Financial Statements

The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2007	$—
2008	—
2009	8,376
2010	—
2011 and thereafter	—

Total future obligations	$8,376

The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the day’s outstanding method as of February 24, 2006 and February 25, 2005 are as follows (amounts in thousands):

	2006		2005

Approximate average loan balance (face)	$10,000		$10,001
Maximum aggregate	$10,000		$10,030
Weighted average interest rate	8.00	% *	7.85%

*	The rate in the Company’s subordinated debt agreement is 10%. However, Mr. Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2006.

Refinancing

The Company has historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, the Company refinanced its outstanding indebtedness (the “Refinancing”). The Refinancing was effected through the issuance of subordinated, convertible notes to H.F. Lenfest, an individual, and a credit agreement (the “PNC Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from the Refinancing were $29,800,000.

Bank Credit and Facility

Since inception, the Agreement has had numerous amendments. As of fiscal 2006-year end, the facility total was $5,000,000 and use of this amount was restricted to the issuance of international letters of credit. This line was secured by all assets of the Company as well as a $5,000,000 personal guarantee by Mr. Lenfest.

On May 19, 2006 we signed an amendment to our bank agreement with PNC Bank, National Association extending the termination date to June 30, 2006. This $5,000,000 facility is restricted to use for issuing letters of credit.

As of May 12, 2006 we had used approximately $2,900,000 of the facility for international letters of credit.

Equity Line

On April 7, 2006, the Company entered into a Preferred Stock Purchase Agreement (the “Equity Agreement”) with H. F. “Gerry” Lenfest, a Director, significant shareholder and holder of the Company’s subordinated debt. The Agreement permits ETC to unilaterally draw down up to $15 million over the next eighteen (18) months in exchange for shares of the Company’s newly-created Series B Cumulative Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock provides for a dividend equal to six (6) percent per annum. After three (3) years, the Preferred Stock will be convertible, at Mr. Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price will be equal to the closing price of the Company’s common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns will not be permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Agreement also allows for the Company to redeem any outstanding Preferred Stock any time within the six (6) year term of the Agreement. The Preferred Stock will vote with the ETC common stock on an as converted basis.

In connection with the execution of the Agreement, the Company drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share.

Notes to Consolidated Financial Statements

Subordinated Convertible Debt

In connection with the financing provided by PNC Bank on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest (the “Note”), pursuant to which the Company issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 (the “Note”) and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Mr. Lenfest. The note accrues interest at the rate of 10% per annum (Mr. Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2006) and matures on February 18, 2009. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. The note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.

The obligations of the Company to Mr. Lenfest under the Convertible Note and Warrant Purchase Agreement are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.

Subordinated Convertible Debt Discount

During fiscal 2003, the Company had recorded $2,609,000 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC Bank and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the Lenfest promissory note and the value of the associated warrants. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $384,000 in fiscal 2006, $326,000 in fiscal 2005 and $275,000 in fiscal 2004.

The following table summarizes the subordinated convertible debt as of February 24, 2006 (amounts in thousands):

Face Value	$10,000
Less: Value of conversion feature	(1,400)
Less: Value of warrants	(1,209)

7,391
Accretion 2006	384
Accretion 2005:	326
Accretion 2004:	275

Carrying value at February 24, 2006	$8,376

Interest expense recorded for these notes was $803,000 and $800,000 for fiscal 2006 and 2005, respectively.

Fair Value

The carrying value of these financial instruments approximates their fair values at February 24, 2006.

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

Notes to Consolidated Financial Statements

As a condition of amending the PNC Agreement on August 24, 2004, Mr. Lenfest, holder of the Company’s subordinated debt, agreed to issue to PNC Bank on the Company’s behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr.Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and did receive a warrant to purchase 200,000 shares of stock under the same terms and conditions as his existing warrant for 803,048 shares.

On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of the Company’s common stock for approximately $2.0 million.

Under the Note, the Company must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 24, 2006 the Company failed to meet any of these financial covenants but has obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 25, 2007. Except as specified, the waiver does not constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release the Company or any guarantor from any of its duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.

Long-Term Bonds

On March 15, 2000, the Company issued approximately $5,500,000 of unregistered Taxable Variable Rate Demand/Fixed Rate Revenue Bonds (Series of 2000). Net proceeds from these bonds were used to repay a $4,100,000 advance taken on the Company’s revolving credit facility and to finance construction of an addition to the Company’s main plant in Southampton, Pennsylvania. The bonds were secured by a $5,000,000 irrevocable direct pay Letter of Credit issued by PNC Bank which was scheduled to expire on February 17, 2006 and which was secured by all assets of the Company. At February 25, 2005, the bonds were fully cash collateralized. The bonds carried a maturity date of April 1, 2020, bore a variable interest rate which adjusted each week to a rate required to remarket the bonds at full principal value with a cap of 17%, and were subject to mandatory redemption of $275,000 per year for 19 years and $245,000 for the 20th year.

On June 30, 2005, the Company directed the trustee for the bonds to issue a redemption notice for all of the Company’s outstanding bonds. On August 1, 2005, the Company utilized the restricted cash held by PNC Bank to redeem all outstanding bonds. As of May 27, 2005, all deferred financing charges associated with this bond issue had been fully amortized to the Company’s statement of operations.

Liquidity

Given the Company’s inability to borrow cash under the amended PNC Agreement and certain restrictions in the Equity Agreement, the Company may need to obtain additional sources of capital in order to continue growing and operating its business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC Bank will not have a long-term material adverse effect on our business.

The Company believes that existing cash balances at February 24, 2006, cash generated from operating activities as well as future availability under its Equity Agreement will be sufficient to meet its future obligations through at least February 25, 2007.

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

Notes to Consolidated Financial Statements

8.	Leases:

Operating Leases

The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 24, 2006 are $128,000 in 2007; $120,000 in 2008; $111,000 in 2009; $108,000 in 2010; and $197,000 in 2011 and thereafter.

Total rental expense for all operating leases for the fiscal years ended February 24, 2006, February 25, 2005 and February 27, 2004 was $173,000, $198,000 and $241,000, respectively.

Notes to Consolidated Financial Statements

9.	Income Taxes:

The components of the provision for income taxes are as follows:

	(amounts in thousands)

	52 Weeks Ended February 24, 2006	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004

Currently (receivable)/payable:
Federal	$—	$(909)	$(738)
State	—	—	—
Foreign taxes	136	(44)	96

	136	(953)	(642)

Deferred:
Federal	—	(199)	(101)
State	—	34	(67)

	—	(165)	(168)

	$136	$(1,118)	$(810)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	52 Weeks Ended February 24, 2006	52 Weeks Ended February 25, 2005	52 Weeks Ended February 27, 2004

Statutory income tax	(34.0)%	(34.0)%	(34.0)%
State income tax, net of federal tax benefit	(4.6)%	0.2	(4.1)
Benefit of foreign sales corporation and extraterritorial income	(0.0)	(0.0)	(9.1)
Research and experimentation and other tax credits	(2.6)	(1.6)	(9.2)
Benefit of foreign and foreign-source income or loss	1.2	(0.3)	(0.0)
Change in valuation allowance	41.9	24.3	0.0
Other, net	0.1	(0.8)	6.0

	2.1%	(12.2%)	(50.4)%

The tax effects of the primary temporary differences are as follows:

	(amounts in thousands)

	2006	2005	2004

Deferred tax assets:
Vacation reserve	64	51	44
Inventory reserve	330	214	212
Receivable reserve	368	184	142
Warranty reserve	8	8	8
Compensation and other reserves	132	136	—
Net operating loss and credits	5,436	3,172	302
Other, net	200	252	629

	6,538	4,017	1,337

Valuation Reserve	(4,980)	(2,231)	—

Total current deferred tax asset	$1,558	$1,786	$1,337

Deferred tax liabilities:
Amortization of capitalized software	$1,175	$1,419	$1,166
Depreciation	383	367	336

Total non-current deferred tax liability	$1,558	$1,786	$1,502

Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $12.6 million of federal and $17.9 million of state net loss carry forwards available to offset future income tax liabilities, expiring in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense.

Notes to Consolidated Financial Statements

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

	(amounts in thousands)

	ATS	Industrial Group	Total

Fiscal 2006
Net sales	$15,100	$9,969	$25,069
Interest expense	1,265	592	1,857
Depreciation and amortization	1,533	1,037	2,570
Operating loss	3,555	362	3,917
Income tax expense	136	—	136
Goodwill	455	—	455
Identifiable assets	15,809	7,407	23,216
Expenditures for segment assets	234	109	343
Fiscal 2005
Net sales	$16,788	$11,026	$27,814
Interest expense	1,189	602	1,791
Depreciation and amortization	1,337	1,078	2,415
Operating loss	4,768	1,518	6,286
Income tax benefit	715	254	969
Goodwill	477	—	477
Identifiable assets	14,899	7,947	22,846
Expenditures for segment assets	228	57	285
Fiscal 2004
Net sales	$15,880	$10,115	$25,995
Interest expense	1,293	313	1,606
Depreciation and amortization	881	966	1,847
Operating income/(loss)	1,231	(248)	983
Income tax provision/(benefit)	62	(318)	(256)
Goodwill	477	—	477
Identifiable assets	30,002	7,496	37,498
Expenditures for segment assets	380	95	475

	2006	2005	2004

Reconciliation to consolidated amounts:
Corporate assets	10,451	25,063	10,721

Total assets	$33,667	$47,909	$48,696
Segment operating (loss)/income	$(3,917)	$(6,286)	$983
Less interest expense	(1,857)	(1,791)	(1,606)
Income tax (provision) benefit	(136)	969	256

Total loss for segments	(5,910)	(7,108)	(367)
Corporate home office expense	(780)	(846)	(852)
Interest and other expenses	(7)	(308)	(130)
Income tax benefit	—	149	554
Minority interest	(17)	—	2

Net loss	$(6,714)	$(8,113)	$(793)

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

Notes to Consolidated Financial Statements

In fiscal 2006, international sales totaling at least ten percent of total international sales were made in the Company’s Polish subsidiary to L-3 Communications ($4,599,000) and to a government customer in Pakistan ($2,910,000). In fiscal 2005, international sales totaling at least ten percent of total international sales were made to government or commercial accounts in Malaysia ($3,388,000) and Egypt ($2,309,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

Approximately 30% of sales totaling $7,509,000 in 2006 were made to two customers, one from our Polish subsidiary and one international customer from our domestic operation, in the ATS segment. Approximately 20% of sales totaling $5,697,000 in 2005 were made to two international customers in the ATS segment. Approximately 22% of sales totaling $5,714,000 in fiscal 2004 were made to two international customers in the ATS segment.

Included in the segment information for the year ended February 24, 2006, are export sales of $13,343,000. Of this amount, there are sales to or relating to governments or commercial accounts in Pakistan of $2,910,000. Sales to the U.S. government and its agencies aggregated $2,586,000 for the year ended February 24, 2006.

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

11.	Stock Options:

A summary of the status of the Incentive Stock Option Plan as of and for the fiscal years ended:

	February 24, 2006		February 25, 2005		February 27, 2004

	Shares	Weighted average Exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	276,162	$7.30	376,002	$7.21	421,614	$7.20
Granted	—	—	33,586	7.24	—	—
Exercised	(1,600)	2.25	(25,700)	6.35	(17,800)	5.12
Forfeited	(26,623)	7.53	(107,726)	7.18	(27,812)	7.74

Outstanding at end of year	247,939	7.31	276,162	7.30	376,002	7.21

Options exercisable at year end	222,750		242,576		370,564
Weighted average fair value of options granted during the year		—		$3.58		—

The following information applies to options outstanding at February 24, 2006:

	Options outstanding			Options exercisable

Range of exercise prices	Number Outstanding at February 24, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at February 24, 2006	Weighted average exercise price

$2.25 to $3.38	400	.45 years	$2.25	400	$2.25
$5.00 to $7.50	80,539	5.3 years	$6.29	55,350	$5.86
$7.81	167,000	3.01 years	$7.81	167,000	$7.81

Total	247,939			222,750

Notes to Consolidated Financial Statements

12	Commitments and Contingencies:

Claims and Litigation:

In April 2003, Boenning & Scattergood, Inc. (“B&S”) filed suit against the Company in the Court of Common Pleas in Philadelphia, Pennsylvania, seeking payment of $901,843.46 for financing fees allegedly due to B&S pursuant to the terms of an agreement for investment banking services, which was entered into with a predecessor of B&S (the “B&S Agreement”). B&S alleged that it contacted the investors in the Company’s February 2003 financing transaction and that it earned the claimed financing fees pursuant to the terms of the B&S Agreement. On August 17, 2005 the Company entered into an agreement to settle this litigation. The agreement was entered into for the purpose of resolving contested claims and disputes as well as avoiding the substantial costs, expenses and uncertainties associated with protracted and complex litigation, and was not an admission of fault or liability by either party. Under the guidance of FASB Statement No.5, an amount representing a probable settlement had been accrued in a prior period, so the payment under the settlement had no material impact on the Company’s results of operations for the fiscal second quarter.

In June 2003, Entertainment Technology Corporation (“EnTCo”), our wholly-owned subsidiary, filed suit against Walt Disney World Co. and other entities (“Disney”) in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under contract for the design and production of the amusement park ride “Mission: Space” located in Disney’s Epcot Center. In response, in August 2003, Disney filed counterclaims against both EnTCo and us (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney is seeking damages in excess of $65 million plus punitive damages. Both EnTCo and we believe that we have valid defenses to each of Disney’s counterclaims and intend to vigorously defend ourselves against these counterclaims. Discovery has been completed and the parties participated in a structured mediation in early December 2005, with no agreement forthcoming as of the date of this Annual Report on Form 10-K. The case is not currently scheduled for trial. Neither EnTCo nor we are able to predict the outcome of this matter.

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

The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributions to the plan are based on a percentage of the employees’ qualifying contributions. The Company’s contributions totaled $110,000, $106,000 and $107,000 in fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

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

14.	Quarterly Consolidated Financial Information (Unaudited):

Financial data for the interim periods of fiscal 2006, 2005 and 2004 were as follows (amounts in thousands):

	Quarter Ended

Fiscal Year 2006	May 27	August 26	November 25	February 24

Net sales	$5,915	$6,255	$6,206	$6,693
Gross profit	1,482	1,253	1,367	1,248
Operating loss	(1,152)	(1,149)	(986)	(1,410)
Loss before income taxes	(1,726)	(1,619)	(1,317)	(1,899)
Minority interest	(3)	1	6	13
Net loss	$(1,723)	$(1,620)	$(1,327)	$(2,044)
Loss per common share:
Basic	(.19)	(.18)	(.15)	(.23)
Diluted	(.19)	(.18)	(.15)	(.23)

Notes to Consolidated Financial Statements

	Quarter Ended

Fiscal Year 2005	May 28	August 27	November 26	February 25

Net sales	$6,175	$6,523	$7,751	$7,365
Gross profit	994	1,021	1,637	2,524
Operating loss	(1,645)	(2,392)	(2,757)	(336)
Loss before income taxes	(2,074)	(2,819)	(3,254)	(1,082)
Minority interest	1	—	(1)	—
Net loss	$(1,461)	$(1,984)	$(3,249)	$(1,419)
Loss per common share:
Basic	(.19)	(.26)	(.43)	(.18)
Diluted	(.19)	(.26)	(.43)	(.18)

	Quarter Ended

Fiscal Year 2004	May 30	August 29	November 28	February 27

Net sales	$6,130	$4,752	$7,115	$7,998
Gross profit	2,287	1,786	1,774	4,096
Operating income (loss)	520	(395)	(700)	706
Income (loss) before income taxes	133	(862)	(987)	111
Minority interest	(4)	(2)	(3)	6
Net income (loss)	$70	$(622)	$(704)	$463
Earnings (loss) per common share:
Basic	.01	(.09)	(.10)	.06
Diluted	.01	(.09)	(.10)	.06

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

Column A	Column B	Column C	Column D	Column E

Description	Balance at Beginning of Period	Charges/ (Credits) to Costs/ Expenses	Reductions (1)	Balance At End of Period

Fiscal year ended February 24, 2006
Valuation and qualifying accounts related to:
Accounts receivable	$486	$510	$31	$965
Inventory	$731	$823	$522	$1,032
Property, plant and equipment	$11,491	$643	$—	$12,134
Software development costs	$8,658	$1,224	$—	$9,882
Other assets	$1,180	$725	$—	$455
Fiscal year ended February 25, 2005:
Valuation and qualifying accounts related to:
Accounts receivable	$379	$126	$19	$486
Inventory	$564	$300	$133	$731
Property, plant and equipment	$10,651	$840	$—	$11,491
Software development costs	$7,670	$988	$—	$8,658
Other assets	$434	$746	$—	$1,180
Fiscal year ended February 27, 2004:
Valuation and qualifying accounts related to:
Accounts receivable	$446	$43	$110	$379
Inventory	$646	$200	$282	$564
Property, plant and equipment	$9,976	$675	$—	$10,651
Software development costs	$6,819	$851	$—	$7,670
Other assets	$113	$321	$—	$434

(1)	Amounts written off or retired