Form 10-K, Exhibit 13
period 2007-02-23
ENVIRONMENTAL TECTONICS CORP
filed 2007-05-24
CIK 33113

EXHIBIT 13
PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2007
ANNUAL REPORT TO STOCKHOLDERS
FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

Fiscal Year End	2007	2006	2005	2004	2003
Net sales	$17,419	$25,069	$27,814	$25,995	$43,123
Gross profit	2,071	5,350	6,176	9,943	14,198
Operating (loss) income	(7,932)	(4,719)	(7,130)	131	4,116
Net (loss) income	(8,940)	(6,714)	(8,113)	(793)	2,493
(Loss) earnings per common share:
Basic	(1.02)	(0.74)	(1.06)	(0.11)	0.35
Diluted	(1.02)	(0.74)	(1.06)	(0.11)	0.33

Working capital	9,708	19,820	29,818	29,907	31,216
Long-term obligations	8,830	8,376	12,087	12,157	12,643
Total assets	31,520	33,667	47,909	48,696	47,698
Total stockholders’ equity	14,791	17,553	24,355	25,054	25,907
Weighted average common shares:
Basic	9,030,000	9,021,000	7,656,000	7,163,000	7,153,000
Diluted	9,030,000	9,021,000	7,656,000	7,163,000	7,497,000
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
     These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the company, including but not limited to, (i) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company; and (vi) statements preceded by, followed by or that include the words, “may,” “could,” “should,” “looking forward,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or the negative of such terms or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in the Company’s Annual Report on Form 10-K, in the section entitled “Risks Particular to Our Business.” Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.
     The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.
     References to fiscal 2007 or the 2007 fiscal year are references to the year ended February 23, 2007. References to fiscal 2008 or the 2008 fiscal year are references to the year ending February 29, 2008.
Overview
     We are principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. We operate in two primary business segments, the Training Services Group (TSG) (formerly Aircrew Training Systems (ATS)) and the Control Systems Group (CSG) (formerly the Industrial Group (IG)).
The following factors had an adverse impact on our performance for the fiscal year ended February 23, 2007:
•	continued unfavorable global economic and political conditions for our aeromedical products;
•	the cost of development and marketing efforts for our Authentic Tactical Fighting Systems;
•	spending to modify our main facility in Southampton, Pa., and to build equipment for the National Aerospace Training and Research (NASTAR) Center.
     Historically our ATS open contract mix has included one large order (e.g., a centrifuge or an order for an entire training center of equipment), a few medium-priced simulators, and other low-end trainers. Large dollar contracts have tended to be received every 18 months to two years, although some significant events such as September 11, 2001, and the current conflict in Iraq have disrupted this cycle. The ATS product line is especially sensitive to global economic and political pressures including anti-American sentiment. Fiscal 2007 saw a continuation of the new contract delays due to budget constraints and other issues of our customers located throughout the world. Most of our ATS sales are to international government defense customers.
     In response to the ongoing market budgetary constraints for G-force training and spatial disorientation, in 2004 we began incorporating tactical combat flight capabilities into our centrifuge technology. Dubbed the Authentic Tactical Fighting System, this product was the first fully “flyable” centrifuge-based tactical maneuvering ground based simulator. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high G-force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight. We continued development of this technology through fiscal 2007.

     A second and equally complicated challenge has been marketing tactical flight simulation to the world’s defense agencies. This new technology is contrary to the conventional training belief that tactical flight and combat skills can only be learned in a flying aircraft. In January 2007 we achieved a major milestone in that the U.S. Air Force Research Lab prepared a business plan which incorporated the funds to build a joint strike fighter cockpit for the ATFS-400 simulator. This is the first step towards testing and validation of this technology by the U.S. military.
     Our third major challenge in this re-engineering of our aeromedical business has been a shifting of our business model. In fiscal 2006, we began construction of the National Aerospace Training and Research (NASTAR) Center. This center, set to open in fiscal 2008, is an integrated pilot training center offering a complete range of aviation training and research support for military jet pilots and civil aviation as well as space travel and tourism. The NASTAR Center will house state of the art equipment including the ATFS-400, a GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, a Hypobaric Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System. These products represent 37 years of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G-force exposure, spatial disorientation and escape from a disabled aircraft.
•	continued development of generation 3 software for our Advanced Disaster Management Scenario product line;
•	spending to investigate and evaluate the best way to offer disaster training services;
          We have made significant progress in advancing and enhancing our ADMS line of products. Graphics are sharper and more realistic, interactivity and connectivity of objects is tighter, additional disaster scenarios have been added, and we have made the hardware configuration more user friendly. In fiscal 2007 we completed development of our third generation software platform and determined the direction for generation 4, which effort will begin in fiscal 2008. Concurrently, we contracted marketing studies to evaluate the best way to sell simulation training. The result was a decision to migrate to a services-based approach. Consistent with this change in strategy, in April 2007 we appointed Mr. Marco van Wijngaarden as president of this division. Mr. van Wijngaarden has been the head of training for the Netherlands’ National Institute for Safety, a major ADMS user, and is very familiar with the ADMS product line. Continued development of the product and business put pressure on operating results for fiscal 2007.
•	limited revenue generation coupled with high development costs in our low-end entertainment products;
          Certain actions by a former major entertainment customer have effectively closed the high-end amusement market to us. Our low-end products have encountered customer resistance due to pricing and those units under a revenue share contract have failed to generate sufficient income to justify an expansion of this line. Consequently, this line has suffered from high development costs with low return. We consider this line to be an opportunistic business and will plan our development accordingly.
•	development costs to further enhance the functionality of our GL-2500 GYROLAB product;
          This development was performed under a contract for a customer in Japan. The cost of many new features was only partially covered by the contract value, resulting in a slim gross profit for the contract.
•	higher costs of capital and amortization of deferred finance charges;
          Interest expense for fiscal 2007 was $1,277,000 or 7.3% of sales. This included approximately $454,000 of non-cash charges for amortization of debt discount expenses.
•	public company and litigation and claims costs;
          These two categories of expenses accounted for almost 22% of our selling and administrative expenses and totaled over 11% of sales. Our two significant legal cases are both expected to be resolved in fiscal 2008.
•	cash flow;
     One of the greatest challenges we faced was adequately funding the cash requirements of large, long-term multi-year projects, the costs of technological development of existing products, the cost to modify the building and produce the equipment for the NASTAR Center, and the costs to market our ATFS technology to the U.S. government and international government defense agencies. Although some long-term contracts incorporate milestone payments, the cash flows associated with production and material requirements tend to vary significantly over time. These projects are usually cash positive in the early stages and cash negative during the production phase. Funding these contracts and the other initiatives throughout the year required a significant amount of operating funds. Since our bank facility was restricted to use for letters of credit, we were forced to negotiate alternate financial agreements with Mr. Lenfest, a member of the board of Directors. On April 7, 2006, we entered into a Preferred Stock Purchase Agreement which permitted ETC under certain circumstances to draw down up to $15 million, and on November 16, 2006, we signed an Unsecured

Promissory Note for $3 million, both with Mr. Lenfest. (As of the date of this filing on Form 10-K, we had $9 million and $1 million still available, respectively, under the two agreements.) Both agreements expire on October 6, 2007. Also on November 16, 2006, we entered into a Letter Agreement with PNC Bank. This Letter Agreement amended, restated and replaced the existing PNC Credit Agreement. Pursuant to such agreement, PNC Bank (i) terminated our Credit Agreement dated as of February 18, 2003 (ii) re-approved our $5 million Line of Credit for Letters of Credit, and (iii) re-affirmed the Tangible Net Worth covenant (as defined in the Agreement) to be a minimum of $9,000,000. The $5 million Line of Credit for Letters of Credit continued to be guaranteed by Mr. Lenfest. As of February 23, 2007, we had used approximately $2,607,000 of the availability under the PNC Agreement for international letters of credit.
     Effective May 9, 2007, the Company entered into a letter agreement with Mr. Lenfest (“the Lenfest Letter Agreement”) whereas Mr. Lenfest agreed to provide financial support to the Company in the form of a guarantee and/or provide access to funding until June 30, 2008. The Company is currently in negotiations with an institutional lender in connection with a proposed facility which would require the personal guarantee of Mr. Lenfest. If successful, the proposed facility would replace the Company’s current equity credit line and unsecured promissory note with Mr. Lenfest. Alternately, Mr. Lenfest has agreed to maintain his existing financial arrangements with the Company and in addition provide additional funding, provided that the Company shall not request more than an additional $10 million in the aggregate from the date of the Lenfest Letter Agreement through June 30, 2008, including all requests made under the existing $3 million unsecured promissory note and the $15 million equity credit line.
     We have recently noticed renewed customer interest in some significant international aeromedical proposals. These proposals have favorable payment terms including down payments. Although it cannot be predicted when and if any of these contracts might actually be awarded, they are another potential source of operating funds.
     Given our low beginning sales backlog and ongoing difficulty in obtaining new contracts, we may need to obtain additional sources of capital in order to continue growing and operating our business. Because we have established businesses in many markets, own significant fixed assets including a building, and other business assets which can be used for security, we believe that we will be able to locate such additional sources of capital, although there is no assuredness that we will be successful in this endeavor.
We face the following challenges and business goals in order to make fiscal 2008 a successful year:
•	Complete the building modifications and equipment production and open the NASTAR Center.

•	Book at least one significant training contract for the NASTAR Center. This could be in the area of pilot training, aeromedical research or space adventure.

•	Book an order for cockpits for the ATFS-400 for either the U.S. Navy or the U.S. Air Force.

•	Begin validation of the ATFS technology.

•	Book at least one significant international contract for aeromedical equipment.

•	Successfully execute the open large order for environmental control equipment booked near the end of fiscal 2007.

•	Design and implement an awareness program to introduce and educate alternative hyperbaric medicine applications users in the applicability, functionality and flexibility of our hyperbaric monoplace chamber.

•	Maximize sales bookings in our sterilizer division.

•	Complete and implement our new training services business plan in our ADMS line.

•	Finalize our two outstanding major litigation cases either through settlement, mediation or by judicial determination.

•	In ETC-PZL, replace the recently completed significant contract from L-3 Communications with additional outside contracts.

•	Restructure or replace our existing letter of credit facility with PNC and our financial borrowing arrangements with Mr. Lenfest. The PNC Agreement expires in June, 2007, and both the Lenfest Equity Line and the Promissory Note expire in October 2007.
Our plans to meet our goals include the following:
•	Market ATFS technology to the U.S. military.

•	Market our ability to provide aeromedical training for potential passengers for space sub-orbital flight.

•	Reduce our costs of manufacture for all product offerings in our Control Systems Group divisions.

•	Design and implement an awareness program to introduce and educate alternative hyperbaric medicine applications users in the applicability, functionality and flexibility of our hyperbaric monoplace chamber.

•	Negotiating with a potential bank to establish a line of credit which will either replace or supplant our existing equity line and unsecured note with Mr. Lenfest.

Revenue Recognition
     We currently market our products and services primarily through our sales offices and employees. In addition, we also utilize the services of approximately 100 independent sales agents and organizations in seeking foreign orders for our products.
     We sell utilizing two business approaches: integrated training services and products. Some of our products are customized, using our proprietary software based on specifications provided by our customers. Some of our products take more than one year to manufacture and deliver to the customer. In the TSG segment, we offer integrated training services to both commercial and government military defense agencies and training devices to government military defense agencies both in the United States and internationally. We sell our entertainment products to amusement parks, zoos and museums. We sell our disaster management simulation training and products to fire and emergency training schools and state and local governments. In the CSG segment, we sell our sterilizers to pharmaceutical and medical device manufacturers. We sell our environmental testing systems primarily to commercial automobile manufacturers and heating, ventilation and air conditioning (HVAC) manufacturers. We sell our hyperbaric products to the military (mainly larger chambers) and hospitals and clinics (mainly single occupant monoplace chambers). To a lesser degree, we provide upgrade, maintenance and repair services for our products and for products manufactured by other parties.
     We recognize revenue using three methods:
     On long-term contracts over $250,000 in value and over six months in length, the percentage of completion (POC) revenue recognition method is utilized. Under this method a percentage is calculated based on costs incurred from inception to date on a contract as compared to the estimated total costs required to fulfill the contract. This percentage is then multiplied by the contract value to determine the amount of revenue to be recognized in any given accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as a current asset on the balance sheet under the caption “costs and estimated earnings in excess of billings on uncompleted long-term contracts”. Amounts billed to customers (milestone payments) in excess of revenue recognized are reflected as a current liability on the balance sheet under the caption “billings in excess of costs and estimated earnings on uncompleted long-term contracts.” At any time during performance if it is estimated that a contract at completion will result in a loss, the entire amount of the estimated loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts which require us to revise our cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract. Revenue recognition under the percentage of completion method involves significant estimates, both at inception and throughout the performance period.
     Revenue for contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services (such as installation and customer acceptance) is recognized on the date that the finished product is shipped to the customer.
     Revenue for the sale of parts and services is also recognized on the date that the part is shipped to the customer or when the service is completed. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.
     In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, for amounts in excess of contract value, is appropriate if it is probable that the claim will result in an increase in the contract value and if the company can reliably estimate the amount of potential additional contract revenue (claim revenue). However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.
     We have operating subsidiaries in the United Kingdom and Poland, maintain regional offices in the Middle East, Asia and Canada, and use the services of approximately 100 independent sales organizations and agents throughout the world. ETC International Corporation is a holding company established for federal income tax purposes and is not an operating subsidiary. We consider our business activities to be divided into two segments: the Training Services Group (TSG) and the Control Systems Group (CSG). The TSG includes aircrew training products and services, disaster management training product and services and entertainment products. The CSG includes sterilizer, environmental and hyperbaric products and services.
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

     Critical accounting policies are defined as those that reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies include those described below. For a detailed discussion on the application of these and other accounting policies, see Note 3 to the Consolidated Financial Statements, Summary of Significant Accounting Policies.
Revenue Recognition on Long-Term Contracts
     On long-term contracts over $250,000 in value and over six months in length, the percentage of completion (POC) revenue recognition method is utilized. If we do not accurately estimate the total cost required to fulfill the contract, or if we are unsuccessful in the ultimate collection of any associated contract claims, estimated gross margins may be significantly impacted or losses may need to be recognized in future periods. Any resulting reductions in margins or contract losses could be material to our results of operations and financial position.
Accounts Receivable
     We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. Most of our collection issues are related to contract disputes, not customer creditworthiness. While our credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Additionally, as a result of the concentration of international receivables, we cannot predict the effect, if any, that geopolitical disputes and financial constraints will have on the ultimate collection of our international receivables.
     In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, for amounts in excess of contract value, is appropriate if it is probable that the claim will result in an increase in the contract value and if the company can reliably estimate the amount of potential additional contract revenue (claim revenue). However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.

Results of Operations
     We have historically experienced significant variability in our quarterly revenue, earnings and other operating results, and our performance may fluctuate significantly in the future.
Fiscal 2007 versus Fiscal 2006
(amounts in thousands)

	Summary Table of Results
	Year ended	Year ended	Variance	Variance
	February 23, 2007	February 24, 2006	$	%
			( ) = Unfavorable
Sales:
Domestic	$6,012	$9,140	$(3,128)	(34.2)%
US Government	586	2,586	(2,000)	(77.3)%
International	10,821	13,343	(2,522)	(18.9)%

Total Sales	17,419	25,069	(7,650)	(30.5)%

Gross Profit	2,071	5,350	(3,279)	(61.3)%
Selling, general & administrative	9,434	9,625	191	2.0%
Research & development	569	422	(147)	(34.8)%
Impairment expense	—	22	22	—

Operating loss	(7,932)	(4,719)	(3,213)	68.1%
Interest expense, net	1,151	1,857	706	38.0%
Other expense, net	(58)	(15)	43	(286.7)%
Income taxes	(77)	136	213	156.6%
Minority interest	(8)	17	25	147.1%

Net loss	$(8,940)	$(6,714)	$(2,226)	(33.2)%
Net loss per common share	$(1.02)	$(0.74)	$(0.28)	(37.8)%

Net Loss.
     ETC had a net loss of $8,940,000 or $(1.02) per share (diluted) in fiscal 2007 versus a net loss of $6,714,000 or $(0.74) per share (diluted) in fiscal 2006, an increase in net loss of $2,226,000 or 33.2%. Operating loss was $7,932,000 versus an operating loss of $4,719,000 in 2006, an increase in operating loss of $3,213,000 or 68.1%.
     The increase in operating loss resulted from decreased gross profit and increased research and development expenses which were only partially offset by reduced selling, general and administrative expenses. Net loss in fiscal 2007 included an income tax benefit in ETC-PZL, the Company’s Polish subsidiary. Net loss in fiscal 2006 did not reflect an income tax benefit. (See “Benefits from/Provision for Income Taxes.”)
Sales.
     For the fiscal year ended February 23, 2007, total sales were $17,419,000, a decrease of $7,650,000 or 30.5% from fiscal 2006. The reduction was approximately equally split between ETC Southampton (down $3,657,000 or 18.6%) and ETC-PZL (down $3,801,000 or 73.4%). Product line sales in ETC Southampton in the current period were down in three product categories (environmental, down $2,105,000, Pilot Training Systems (PTS), down $2,075,000, and parts and service, down $255,000), with partial offsets primarily in sterilizers (up $466,000) and simulation (up $186,000). Reduced sales in environmental reflected a significant decrease in domestic automotive sales. The decrease in PTS sales reflected significant production activity in the prior period for a pilot selection system purchased through the U.S. Army Corp of Engineers for a Middle Eastern country. Parts and service suffered from a reduction in domestic activity. Sterilizer sales benefited from a significant increase in international contracts which was only partially offset by a decrease domestically. Simulation reflected higher domestic sales. ETC-PZL reflected reduced production on the L-3 simulator contract.
     Geographically, domestic sales were $6,012,000, down $3,128,000, or 34.2%, from fiscal 2006, and represented 34.5% of total sales, down from 36.5% in fiscal 2006, reflecting reduced activity in most product categories. Reflecting the aforementioned U.S. Army Corp of Engineers project, U.S. government sales decreased to $586,000, as compared to $2,586,000 in fiscal 2006, and represented 3.4% of total sales, down from 10.3% in fiscal 2006. International sales, including those in the Company’s foreign subsidiaries, were

$10,821,000, down $2,522,000 or 18.9%, and represented 62.1% of total sales, up from 53.2% in fiscal 2006, as an increase in ETC Southampton international sales (primarily sterilizers) was completely offset by the aforementioned significant reduction in ETC-PZL. Throughout our history, most of the sales for ATS products have been made to international customers.
     In fiscal 2007, one customer represented individually 10% or more of total sales, Jupitor (Japan), which generated $3,365,000 or 19.3% of total sales. International sales totaling at least $500,000 per country were made to customers in Japan, Australia and Pakistan. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for one international and one domestic customer represented 43.9% of our backlog at February 23, 2007. For a discussion of the additional risks associated with our international operations, see “Risks Particular to Our Business—There are certain risks inherent in our international business activities, which constitute a significant portion of our business,” in our Annual Report on Form 10-K.
     We have historically experienced significant variability in our sales performance. This reflects the existing sales backlog, product and the nature of contract (size and performance time) mix, the manufacturing cycle and amount of time to effect installation and customer acceptance, and certain factors not in our control such as customer delays and the time required to obtain U.S. Government export licenses. One or a few contract sales may account for a substantial percentage of our revenue in any period.
Domestic Sales.
     Overall, domestic sales in fiscal 2007 were $6,012,000 as compared to $9,140,000 in fiscal 2006, a decrease of $3,128,000 or 34.2%, reflecting reduced activity in most product categories. Most significantly, environmental reflected a significant decrease in domestic automotive sales while the sterilizer division saw a shift to international contracts. Domestic sales represented 34.5% of our total sales in fiscal 2007, down from 36.5% in fiscal 2006. Sales to the U.S. Government in fiscal 2007 were $586,000 as compared $2,586,000 in fiscal 2006, and represented 3.4% of total sales in fiscal 2007 versus 10.3% in fiscal 2006.
International Sales.
     International sales in fiscal 2007, including those in our foreign subsidiaries, were $10,821,000 as compared to $13,343,000 in fiscal 2006, a decrease of $2,522,000 or 18.9%, but represented 62.1% of total sales as compared to 53.2% in fiscal 2006. Throughout our history, most of the sales for ATS have been made to international customers. In fiscal 2007, international sales totaling at least ten percent of total international sales were made to a customer in Japan ($3,365,000) and to two customers in Australia (totaling $1,374,000). In fiscal 2006, international sales totaling at least ten percent of total international sales were made in ETC-PZL to L-3 Communications ($4,599,000) and to a government customer in Pakistan ($2,910,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.
Segment Sales.

	($000 except for %).
Fiscal	Training Services Group		Control Systems Group		Total
Year	$	%	$	%	$	%
2007	9,293	53.3%	8,126	46.7%	17,419	100.0%
2006	15,100	60.2%	9,969	39.8%	25,069	100.0%
     On a segment basis, sales of our TSG products, most of which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $9,293,000 in fiscal 2007, a decrease of $5,807,000, or 38.5% from fiscal 2006. Sales of these products accounted for 53.3% of our sales versus 60.2% in fiscal 2006. Sales in our other segment, CSG, which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,843,000 to $8,126,000, a decrease of 18.5%, and constituted 46.7% of our total sales compared to 39.8% in fiscal 2006.
     Significant claims outstanding at February 23, 2007 and February 24, 2006 included a claim with the U.S. Government for a submarine decompression chamber ($3.0 million recorded). We have settled two international claims in recent fiscal years. On February 8, 2005, we reached an agreement totaling $4.7 million on an international claim and effective February 27, 2004 we reached an agreement totaling $10.5 million on another international claim. Although recorded as a current asset in the financial statements, all remaining claim revenues may not be received in full during fiscal 2008. For a more complete discussion of outstanding claims, see “Note 4. Accounts Receivable” to our consolidated financial statements in the Annual Report to Stockholders following.
Gross Profit.
     Gross profit for fiscal 2007 decreased by $3,279,000 or 61.3% from fiscal 2006 reflecting the sales decrease and a 9.4 percentage point decrease in the gross profit rate as a percent of sales. The dollar decrease primarily resulted from the aforementioned sales reductions in ETC Southampton which also was the primary contributor to the rate decrease. PTS, environmental and sterilizers all experienced reduced rates. PTS suffered due to additional development work performed in the current period on the Jupitor GYROLAB contract and also reflected an unfavorable comparison to the prior period which included significant production for a higher gross profit contract from the U.S. Army Corp of Engineers for a Middle Eastern country. The environmental gross profit rate reflected a cost overrun on a domestic automotive project. Sterilizers had reduced rates for domestic work. ETC-PZL had reduced gross profit dollars on the reduced sales activity.
Selling and Administrative Expenses.
     Selling and administrative expenses decreased $191,000, or 2.0%, from fiscal 2006, although the rate as a percent of sales increased from 38.5% in fiscal 2006 to 54.2% in fiscal 2007. The major dollar differences between the periods were reduced commissions on reduced sales and a higher mix of non-commissionable sales, lower bad debt expense, and lower claims expenses. Three types of spending in this expense category, sales commissions, claim costs, and public company related expenses, accounted for approximately 28% of total selling and administrative expenses in the current period.
Research and Development Expenses.
     Research and development expenses increased $147,000 or 34.8% in fiscal 2007 as compared to fiscal 2006. This increase reflected reduced reimbursement for government grants in our Turkish subsidiary under government research awards. Most of our research efforts, which were and continue to be significant costs of our business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates. Capitalized software development costs for fiscal 2007 were $537,000 compared to $489,000 in fiscal 2006. Amortization of software costs, which was charged to cost of sales, was $1,231,000 and $1,224,000 for fiscal 2007 and fiscal 2006, respectively.
Operating Loss.
     Operating loss was $7,932,000 compared to an operating loss of $4,719,000 in 2006, an increase in loss of $3,213,000 or 68.1%, reflecting the aforementioned reduced gross profit partially offset by reduced selling and administrative expenses.
     On a segment basis, TSG had an operating loss of $3,991,000, an increase of $436,000 or 12.3% over fiscal 2006, while the CSG had an operating loss of $2,724,000 in fiscal 2007, an increase in operating loss of $2,362,000 from fiscal 2006. These segment operating results were offset, in part, by unallocated corporate expenses of $1,217,000, an increase of $415,000 from fiscal 2006.
     The increase in operating loss for the TSG segment in fiscal 2007 reflected lower sales and corresponding gross profit compared to fiscal 2006.
     The CSG segment’s increased operating loss in fiscal 2006 reflected a lower gross margin and a sales decrease.
Interest Expense.
     Interest expense (net of interest income) decreased $706,000 or 38.0% in fiscal 2007 from fiscal 2006. The prior period included significant non-cash charges for amortization of deferred financing costs from our previous refinancing, amortization of debt discount resulting from the additional warrants issued to Mr. Lenfest in exchange for his guarantee on a portion of the bank facility in August 2004 and interest expense on our long-term bonds which were redeemed on August 1, 2005.
Other Income, net.
     Other income, net, increased $43,000 for fiscal 2007 versus fiscal 2006 reflecting higher exchange gain in our Polish subsidiary, ETC-PZL coupled with lower bank fees and letter of credit charges.
(Benefit from)/Provision for Income Taxes.
     Income tax benefit in fiscal 2007 resulted from applying in ETC-PZL carry-loss forwards to offset current income taxes due on pre-tax earnings (although ETC-PZL had a book loss for reporting purposes, it reported a profit for tax purposes) and from recording a tax benefit on the pre-tax book loss. Although ETC Southampton reported a pre-tax loss during fiscal 2007, no offsetting income tax benefit and corresponding deferred tax asset was recorded, due to the uncertain nature of their ultimate realization based on past performance and the potential that sufficient taxable income may not be generated in the near future. We will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions.
     Income tax expense in fiscal 2006 represented income taxes on pre-tax earnings in ETC-PZL and the establishment of a reserve for prior income tax benefits accrued on intercompany transactions losses. During fiscal 2006, we applied for and received refunds approximating $580,000.
     Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $20.5 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, we have established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of our income tax expense. In addition, the Company may be subject to limitation on the use of its net operating losses based on the potential ownership change that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.
Fiscal 2006 versus Fiscal 2005

	Summary Table of Results
	Year ended	Year ended	Variance	Variance
	February 24, 2006	February 25, 2005	$	%
	(amounts in thousands)		( ) = Unfavorable
Sales:
Domestic	$9,140	$11,998	$(2,858)	(23.8%)
US Government	2,586	2,904	(318)	(11.0%)
International	13,343	12,912	431	3.3%

Total Sales	25,069	27,814	(2,745)	(9.9%)

Gross Profit	5,350	6,176	(826)	(13.4%)
Selling, general & administrative	9,625	12,450	2,825	22.7%
Research & development	422	856	434	50.7%
Impairment expense	22	—	(22)	n/a
Operating loss	(4,719)	(7,130)	2,411	33.8%
Interest expense, net	1,857	1,792	(65)	(3.6%)
Other expense, net	7	308	301	97.7%
Income taxes	136	(1,117)	(1,253)	(1,021.3%)
Minority Interest	17	—	(17)	n/a

Net loss	$(6,714)	$(8,113)	$1,399	17.2%
Net loss per common share	$(0.74)	$(1.06)	$0.32	30.2%

Net Loss.
     ETC had a net loss of $6,714,000 or $(0.74) per share (diluted) in fiscal 2006 versus a net loss of $8,113,000 or $(1.06) per share (diluted) in fiscal 2005, an improvement of $1,399,000 or 17.2%. Operating loss was $4,719,000 versus an operating loss of $7,130,000 in 2005, an improvement of $2,411,000 or 33.8%. The improvement in operating loss resulted from lower selling, general and administrative costs and research and development costs which were only partially offset by reduced gross profit. Net loss in fiscal 2006 did not have any income tax benefit offset. (See “Provision for/Benefit from Income Taxes.”)
Sales.
     For the fiscal year ended February 24, 2006, total sales were $25,069,000, a decrease of $2,745,000 or 9.9% from fiscal 2005. The reduction reflected a significant ($7,041,000, 26.3%) decrease in our domestic operation which was only partially offset by a correspondingly significant ($4,417,000, 577.4%) increase in our Polish subsidiary, ETC-PZL. Product line sales in ETC Southampton in the current period were down in all categories except sterilizers versus the prior period. The decrease in Training System Group (TSG) (formerly known as Aircrew Training Systems (ATS)), sales in ETC Southampton ($4,327,000, 32.6%) reflected completion of a centrifuge device for Malaysia in the prior period and revenue for the aforementioned claim settlement. Hyperbaric was down reflecting, again in the prior period, the near completion of two large chambers destined for a Middle Eastern navy. Entertainment was down $1,168,000, 85.6%, reflecting reduced sales of the Wild Earth amusement ride. The increase in sterilizers ($1,522,000, 82.6%) primarily reflected increased sales for mid-size steam units.
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
     In fiscal 2006, two customers represented individually 10% or more of total sales, L-3 Communications and the Pakistan Air Force, which together generated $7,509,000 or 30% of total sales. International sales totaling at least $500,000 per country were made to customers in Pakistan, Japan and China. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Open orders for two international customers and one domestic customer represented 47.4% of our backlog at February 24, 2006. For a discussion of the additional risks associated with our international operations, see “Risks Particular to Our Business—There are certain risks inherent in our international business activities, which constitute a significant portion of our business,” in our Annual Report on Form 10-K.
     We have historically experienced significant variability in our sales performance. This reflects the existing sales backlog, product and the nature of contract (size and performance time) mix, the manufacturing cycle and amount of time to effect installation and customer acceptance, and certain factors not in our control such as customer delays and the time required to obtain U.S. Government export licenses. One or a few contract sales may account for a substantial percentage of our revenue in any period.
Domestic Sales.
     Overall, domestic sales in fiscal 2006 were $9,140,000 as compared to $11,998,000 in fiscal 2005, a decrease of $2,858,000 or 23.8%, reflecting reduced activity for all product types except sterilizers. Most significantly, hyperbaric (down $1,828,000, 67.6%) suffered from the near completion in the prior year period on a POC revenue basis of a contract for two large chambers destined for a foreign navy. Entertainment sales were down from the prior period as fiscal 2005 reflected significant revenue for the first year orders of “Wild Earth” and “Monster Truck” amusement rides. ATS product line sales were down as the prior period included a sale of a Gyro-IPT. Domestic sales represented 36.5% of our total sales in fiscal 2006, down from 43.1% in fiscal 2005. Sales to the U.S. Government in fiscal 2006 were $2,586,000 as compared $2,904,000 in fiscal 2005, and represented 10.3% of total sales in fiscal 2006 versus 10.4% in fiscal 2005.
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
Segment Sales.

	($000 except for %)
	Training Services Group		Control Systems Group
Fiscal	(formerly ATS)		(formerly IG)		Total
Year	$	%	$	%	$	%
2006	15,100	60.2%	9,969	39.8%	25,069	100.0%
2005	16,787	60.3%	11,027	39.7%	27,814	100.0%
     On a segment basis, sales of our TSG products, which create and monitor the physiological effects of motion (including spatial disorientation and centrifugal forces) on humans and equipment for medical, training, research and entertainment markets, were $15,100,000 in fiscal 2006, a decrease of $1,687,000, or 10.1% from fiscal 2005. Sales of these products accounted for 60.2% of our sales versus 60.3% in fiscal 2005. Sales in our other segment, CSG (formerly the Industrial Group), which designs and produces chambers that create environments that are used for sterilization, research and medical applications, decreased $1,058,000 to $9,969,000, a decrease of 9.6%, and constituted 39.8% of our total sales compared to 39.7% in fiscal 2005.
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

Gross Profit.
     Gross profit for fiscal 2006 decreased by $826,000 or 13.4% from fiscal 2005 reflecting the sales decrease and a slight (0.9 percentage point) decrease in the gross profit rate as a percent of sales. The dollar decrease primarily resulted from the aforementioned sales reductions in our domestic operation’s TSG, hyperbaric and entertainment product areas coupled with an increase in inventory reserves. The reduction in the rate as a percent of sales primarily reflected reduced margin performance in ETC-PZL and the impact of additional reserves as the margin rates for most product areas in our domestic operation were favorable versus the prior period, most significantly double digit increases in environmental, PTS and simulation. Acting as a partial offset was increased gross profit dollars at a slightly better rate. This improvement reflected the aforementioned significant increase in sales primarily for mid-sized steam units. Both PTS and simulation margin performance reflected continued additional product development costs, both to enhance functionality of existing products and to develop product extensions, which negatively impacted gross profit as these costs are primarily charged directly to the cost of sales for specific orders.
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
Operating Loss.
     Operating loss was $4,719,000 compared to an operating loss of $7,130,000 in fiscal 2005, an improvement of $2,411,000 or 33.8%. This improvement primarily reflected reduced general and administrative spending partially offset by a reduced gross profit.
     On a segment basis, TSG had an operating loss of $3,555,000, an improvement of $1,213,000 or 25.4% over fiscal 2005, while CSG had an operating loss of $362,000 in fiscal 2006, a reduction in operating loss of $1,156,000 from fiscal 2005. These segment operating results were offset, in part, by unallocated corporate expenses of $780,000, a decrease of $66,000 from fiscal 2005.
     The decrease in operating loss for the TSG segment in fiscal 2006 reflected lower operating expenses, primarily claims and legal expenses, as both sales and corresponding gross profit were down from fiscal 2005.
     The CSG segment’s improved performance in fiscal 2006 reflected a higher gross margin despite the sales decrease coupled with slightly lower (down 9.8%) operating expenses.
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
Liquidity and Capital Resources
     During fiscal 2007, we used $6,997,000 of cash for operating activities. This cash was used to fund the operating loss, a build-up of inventories and a reduction in allowance for accounts receivable and inventories. These requirements for cash were partially offset by cash generation from non-cash expenses (depreciation and amortization of software and deferred finance charges), collections of accounts receivables and a reduction in costs and estimated earnings on uncompleted long-term contracts.
     Our investing activities used $463,000 in fiscal 2007 and consisted of purchases of capital equipment ($308,000) and capitalized software ($155,000). Given the nature of our market and products, the continued development of generic control and core software and software tools is a critical objective of management.
     Our financing activities generated $6,009,000 of cash during fiscal 2007. This primarily reflected the proceeds from the issuance of $6,000,000 of preferred stock.
     Refinancing
     We have historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, we refinanced our operations (the “Refinancing”). The Refinancing was effected through the issuance of subordinated, convertible notes to H.F. Lenfest and a credit agreement (the “PNC Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from this refinancing were $29,800,000.
     Bank Credit and Facility
     Since inception, the PNC Agreement has had numerous amendments. As of fiscal year end, the facility total was $5,000,000 and use of this amount was restricted to the issuance of international letters of credit. This line was secured by all of our assets as well as a $5,000,000 personal guarantee by Mr. Lenfest.
     On November 16, 2006, we entered into a Letter Agreement with PNC Bank. This Letter Agreement amended, restated and replaced the existing PNC Credit Agreement. Pursuant to such agreement, PNC Bank (i) terminated our Credit Agreement dated as of February 18, 2003 (ii) re-approved our $5 million Line of Credit for Letters of Credit, and (iii) re-affirmed the Tangible Net Worth covenant (as defined in the Agreement) to a be a minimum of $9,000,000. The $5 million Line of Credit for Letters of Credit continued to be guaranteed by Mr. Lenfest. As of February 23, 2007, we had used approximately $2,607,000 of the availability under the PNC Agreement for international letters of credit.
     Equity Line

     On April 7, 2006, we entered into a Preferred Stock Purchase Agreement (the “Lenfest Equity Agreement”) with Mr. Lenfest. The Lenfest Equity Agreement, which terminates on October 6, 2007, permits us to unilaterally draw down up to $15 million in exchange for shares of our newly created Series B Cumulative Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock provides for a dividend equal to six percent per annum. (To conserve cash outlay, Mr. Lenfest has agreed to defer the actual payment of all dividends until April 6, 2012, or upon 30 days written notice of demand.) After three years, the Preferred Stock will be convertible, at Mr. Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price will be equal to the closing price of our common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns will not be permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Lenfest Equity Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Lenfest Equity Agreement also allows us to redeem any outstanding Preferred Stock any time within the six (6) year term of the Agreement. The Preferred Stock will vote with the ETC common stock on an as converted basis. In connection with the execution of the Lenfest Equity Agreement, the Company drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share. Additionally, on July 31, 2006, we drew down an additional $3 million by issuing 3,000 shares of Preferred Stock at a conversion price equal to $6.68 per common share.
     Unsecured Note
     On November 16, 2006, we executed an Unsecured Promissory Note (the “Lenfest Note”) in favor of Mr. Lenfest in the aggregate principal amount of $3,000,000. Pursuant to the terms of the Lenfest Note, ETC can borrow up to $3,000,000, in increments of $1,000,000, prior to the maturity date of October 6, 2007. As of the date of this filing on Form 10-K, ETC had borrowed $2,000,000 under this line.
     All outstanding and unpaid interest on the Lenfest Note is due and payable on the earlier of (i) October 6, 2007 or (ii) such date as ETC draws down funds sufficient to repay the amount due under the Lenfest Note pursuant to the Lenfest Equity Agreement.
     Borrowings made pursuant to the Lenfest Note will bear interest at an annual rate of six percent with such interest beginning to accrue on the date of the funding of each loan and, to the extent not paid, compounding on the first day of each month.
     The Lenfest Note provides for customary events of default including, but not limited to, the nonpayment of any amount payable when due, certain bankruptcy, insolvency or receivership events and the imposition of certain judgments. Upon the occurrence of an event of default, Mr. Lenfest has the right to accelerate the maturity date of the Lenfest Note and demand immediate payment of all amounts payable there under.
     Subordinated Convertible Debt
     In connection with the financing provided by PNC on February 19, 2003, we entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest (the “Subordinated Note”), pursuant to which we issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of our common stock. Upon the occurrence of certain events, we will be obligated to issue additional warrants to Mr. Lenfest. The Subordinated Note accrues interest at the rate of 10% per annum (Mr. Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2007) and matures on February 18, 2009. At our option, the quarterly interest payments may be deferred and added to the outstanding principal. (Starting with the payment which was due on December 1, 2006, Mr. Lenfest has agreed to defer payment of interest until February 18, 2009 or until such time as we receive written demand notice. He has also agreed to waive paying interest on deferred interest payments.) The Subordinated Note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the Subordinated Note into shares of common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the common stock for the 25 consecutive trading days immediately preceding the date of exercise.
     Our obligations to Mr. Lenfest under the Subordinated note are secured by a second lien on all of our assets including all of our real property.
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
     As a condition of amending the PNC Agreement on August 24, 2004, Mr. Lenfest agreed to issue to PNC on our behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr.Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and received a warrant to purchase 200,000 shares of stock under the same terms and conditions as his warrant for 803,048 shares.
     On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of common stock for approximately $2.0 million.
     Under the Subordinated Note, we must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 23, 2007 we failed to meet any of these financial covenants but have obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 24, 2008. Except as specified, the waiver does not constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release us or any guarantor from any duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.
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
     Lenfest Letter Agreement
     Effective May 9, 2007, the Company entered into a letter agreement with H.F. Lenfest (“the Lenfest Letter Agreement”) whereas Mr. Lenfest agreed to provide financial support to the Company in the form of a guarantee and/or provide access to funding until June 30, 2008. The Company is currently in negotiations with an institutional lender in connection with a proposed facility which would require the personal guarantee of Mr. Lenfest. If successful, the proposed facility would replace the Company’s current equity credit line and unsecured promissory note with Mr. Lenfest. Alternately, Mr. Lenfest has agreed to maintain his existing financial arrangements with the Company and in addition provide additional funding, provided that the Company shall not request more than an additional $10 million in the aggregate from the date of the Lenfest Letter Agreement through June 30, 2008, including all requests made under the existing $3 million unsecured promissory note and the $15 million equity credit line.
     Liquidity
     Given our inability to borrow cash under the amended PNC Agreement and certain restrictions in the Lenfest Equity Agreement, we may need to obtain additional sources of capital in order to continue growing and operating our business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC will not have a long-term material adverse effect on our business.
     Our ability to make debt payments depends on future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors, some of which are beyond our control. We are currently in negotiations with a bank to establish a line of credit which will either replace or supplant our existing equity line and unsecured note with Mr. Lenfest.
     We believe that existing cash balances at February 23, 2007, cash generated from operating activities, future availability under either the Lenfest Equity Agreement, the Lenfest Note or the Letter Agreement with Mr. Lenfest and/or other arrangements with other lenders or investors will be adequate to meet our future obligations through at least March 1, 2008.
     In reference to our outstanding claims with the U.S. Government, to the extent we are unsuccessful in recovering a significant portion of recorded claim contract costs, and to the extent that significant additional legal expenses are required to bring the dispute to resolution, such events could have a material adverse effect on our liquidity and results of operations. Historically, we have had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003, 2004 and 2005. (See Note 4 to the Consolidated Financial Statements, Accounts Receivable).
     The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 8 and 9 to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.

	Payments Due by Period (in thousands)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt, including current maturities	$8,830	$—	$8,830	$—	$—
Operating leases	616	129	394	93	—

Total	$9,446	$129	$9,224	$93	$—
Long-term debt is reported net of unamortized discount of $1,170,000 on the Company’s subordinated debt. See “Note 8. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.
     Backlog
     Our sales backlog at February 23, 2007 and February 24, 2006, for work to be performed and revenue to be recognized under written agreements after such dates, was $13,564,000 and $8,132,000, respectively. In addition, our training, maintenance and upgrade contracts backlog at February 23, 2007 and February 24, 2006, for work to be performed and revenue to be recognized after such dates under written agreements, was $1,276,000 and $1,774,000, respectively. Of the February 23, 2007 backlog, approximately 68% was concentrated between environmental and aircrew training systems and maintenance support, including $4,945,000 for a domestic automotive customer and $1,568,000 for Indonesia.
     We expect to complete approximately 88% of the February 23, 2007 backlog prior to February 29, 2008, the end of our 2008 fiscal year. Of the February 24, 2006 backlog, we completed approximately 75% by February 23, 2007.
     Our order flow does not follow any seasonal pattern as we receive orders in each fiscal quarter of our fiscal year.
Off-Balance Sheet Arrangements
     There were no off-balance sheet arrangements during the fiscal year ended February 23, 2007 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.
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
     Statement No. 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement No. 123(R). The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of Statement No. 123(R). We adopted Statement No. 123(R) effective February 25, 2006 utilizing the modified prospective application described above. Adoption of this statement did not have a significant impact on our financial position, results of operations, earnings per share or cash flows.
Accounting Changes and Error Corrections
     In May 2005, the FASB issued FAS 154 Accounting Changes and Error Corrections. FAS 154, which supersedes Accounting Principles Bulletin (APB) 20, clarifies the accounting for accounting changes which includes:
•	a change in accounting principle from one generally accepted accounting principle to another alternative that is considered preferable

•	a change in an accounting estimate

•	a change in the reporting entity
     FAS 154 requires retrospective application of a newly adopted accounting principle, including changes in accounting principle required by newly issued pronouncements. It also requires the reporting of a change in depreciation, amortization, or depletion method as a change in an accounting estimate rather than a change in principle. It specifically restricts the use of the term “restatement” to the correction of accounting errors (i.e., mathematical mistakes, mistakes in applying accounting principles, oversight or misuse of available facts, and use of unacceptable GAAP) in previously issued financial statements.
          FAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company adopted Statement 154 effective with the first fiscal quarter of fiscal 2007 without any significant impact on the Company’s consolidated financial position, results of operations or cash flow.
Accounting for Uncertainty in Income Taxes
          In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies Statement 109, Accounting for Income Taxes, to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity’s financial statements. The Interpretation applies to all business enterprises including not-for-profit organizations. In applying FIN 48, an entity must evaluate a tax position, as defined, using a two-step process.
•	evaluation for recognition: An entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not (i.e., a likelihood of more than 50 percent) that the position will be sustained on examination.

•	measurement of the benefit: The amount recognized should be the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.
          FIN 48 also allows for subsequent recognition and derecognition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is not able at this time to determine what impact, if any, adoption of FIN 48 will have on the results of operations.
Accounting for Misstatements in Prior Year Financial Statements
          In September 2006 the SEC issued Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ended after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company adopted SAB 108 for fiscal 2007 and it had no material impact on consolidated financial statements.
Fair Value Measurements
          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating what impact, if any, SFAS No. 157 will have on its financial condition, results of operations or liquidity.
The Fair Value Option for Financial Assets and Financial Liabilities
          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159).which provides companies an option to report certain financial assets and liabilities at fair value. The intent of SFAS No. 159 is to reduce the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements issued for fiscal years after November 15, 2007. The Company is evaluating the impact this new standard will have on its financial position and results of operations.
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

     Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and should be applied prospectively. Early application is permitted. The Company adopted SFAS No. 151 effective for its fiscal year ended February 23, 2007 without any significant impact on the Company’s consolidated financial position, results of operations or cash flow.
Equity Compensation Plan Information

			Number of securities
			remaining available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	371,928	$6.70	1,198,882

Equity compensation plans not approved by security holders	—	N/A	203,837

Total	371,928	$6.70	1,402,719

The following plans have not been approved by our shareholders:
Employee Stock Purchase Plan
          We have an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% stockholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. We make a matching contribution equal to 20% of the employee’s contribution.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Environmental Tectonics Corporation
          We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries as of February 23, 2007 and February 24, 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three fiscal years in the period ended February 23, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Environmental Tectonics Corporation and Subsidiaries as of February 23, 2007 and February 24, 2006, and the consolidated results of their operations and their cash flows for the each of the three fiscal years in the period ended February 23, 2007 in conformity with accounting principles generally accepted in the United States of America.
          We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 23, 2007 and February 24, 2006 and for each of the three fiscal years in the period ended February 24, 2006. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.
Philadelphia, Pennsylvania
May 21, 2007

Environmental Tectonics Corporation
Consolidated Balance Sheets
(amounts in thousands, except share information)

	February 23, 2007	February 24, 2006
ASSETS
Cash and cash equivalents	$2,215	$3,566
Restricted cash	20	16
Accounts receivable, net	5,098	6,021
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	2,816	3,480
Inventories	4,739	10,734
Deferred tax asset	1,262	1,558
Prepaid expenses and other current assets	213	564

Total current assets	16,363	25,939

Property, plant and equipment, net	4,054	4,392
Construction in progress	8,460	—
Software development costs, net of accumulated amortization of $10,949 and $9,882 in 2007 and 2006, respectively	2,158	2,832
Goodwill, net	455	455
Other assets, net	30	49

Total assets	$31,520	$33,667

LIABILITIES
Accounts payable – trade	$2,254	$2,111
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	1,400	1,118
Customer deposits	794	877
Other accrued liabilities	2,207	2,013

Total current liabilities	6,655	6,119

Long-term obligations, less current portion:
Subordinated convertible debt	8,830	8,376

Deferred tax liability	1,191	1,558

Total liabilities	16,676	16,053

Commitments and contingencies	—	—

Minority interest	53	61

STOCKHOLDERS’ EQUITY
Cumulative convertible preferred stock, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding at February 23, 2007	6,000	—
Common stock, $.05 par value, 20,000,000 shares authorized; 9,028,459 and 9,024,804 shares issued and outstanding at February 23, 2007 and February 23, 2006, respectively	451	451
Capital contributed in excess of par value of common stock	16,921	16,584
Accumulated other comprehensive loss	(149)	(249)
(Accumulated deficit) retained earnings	(8,432)	767

Total stockholders’ equity	14,791	17,553

Total liabilities and stockholders’ equity	$31,520	$33,667

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Operations
(amounts in thousands, except share information)

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	February 23, 2007	February 24, 2006	February 25, 2005
Net sales	$17,419	$25,069	$27,814
Cost of goods sold	15,348	19,719	21,638

Gross profit	2,071	5,350	6,176

Operating expenses:
Selling and administrative	9,434	9,625	12,450
Research and development	569	422	856
Impairment expense	—	22	—

	10,003	10,069	13,306

Operating loss	(7,932)	(4,719)	(7,130)

Other expenses:
Interest expense, net	1,151	1,857	1,791
Bank fees	56	93	401
Letter of credit fees	70	90	51
Other, net	(184)	(198)	(143)

	1,093	1,842	2,100

Loss before provision for (benefit from) income taxes and minority interest	(9,025)	(6,561)	(9,230)
(Benefit from) provision for income taxes	(77)	136	(1,117)

Loss before minority interest	(8,948)	(6,697)	(8,113)
(Income) loss attributable to minority interest	8	(17)	—

Net loss	$(8,940)	$(6,714)	$(8,113)

Per share information:
Loss per common share:
Basic	$(1.02)	$(0.74)	$(1.06)
Diluted	$(1.02)	$(0.74)	$(1.06)

Weighted average common shares:
Basic	9,030,000	9,021,000	7,656,000
Diluted	9,030,000	9,021,000	7,656,000
The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Changes in Stockholders’ Equity
(amounts in thousands, except share information)
For the fiscal years ended February 23, 2007, February 24, 2006 and February 25, 2005

				Capital
				contributed
				in excess of	Accumulated
				par value of	other	Retained	Total
	Preferred	Common Stock		common	comprehensive	earnings	stockholders’
	Stock	Shares	Amount	stock	loss	(deficit)	equity
Balance, February 27, 2004		7,176,552	359	9,430	(329)	15,594	25,054

Net loss for the year	—	—	—	—	—	(8,113)	(8,113)
Foreign currency translation adjustment					192	—	192

Total comprehensive loss							(7,921)
Value of warrants issued in connection with issuance of guarantee				571			571
Exercise of warrants		1,440,868	72	4,406			4,478
Issuance of common stock		373,831	19	1,981			2,000
Exercise of employee stock options and Board of Director’s compensation	—	28,125	—	173	—	—	173

Balance, February 25, 2005	—	9,019,376	450	16,561	(137)	7,481	24,355

Net loss for the year						(6,714)	(6,714)
Foreign currency translation adjustment					(112)		(112)

Total comprehensive loss							(6,826)
Exercise of employee stock options and Board of Director’s compensation	—	5,428	1	23	—	—	24

Balance, February 24, 2006	—	9,024,804	451	16,584	(249)	767	17,553

Net loss for the year						(8,940)	(8,940)
Foreign currency translation adjustment					100		100

Total comprehensive loss							(8,840)
Stock option expense				324			324
Exercise of employee stock options and Board of Director’s compensation		3,655	—	13	—	—	13
Issuance of preferred stock	6,000	—	—	—	—	—	6,000
Dividend payable on preferred stock	—	—	—	—	—	(259)	(259)

Balance, February 23, 2007	6,000	9,028,459	$451	$16,921	$(149)	$(8,432)	$14,791

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	February 23,	February 24,	February 25,
	2007	2006	2005
Cash flows from operating activities:
Net loss	$(8,940)	$(6,714)	$(8,113)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	1,857	2,570	2,414
Accretion of debt discount	454	384	326
(Decrease) increase in allowance for accounts receivable and inventory	(638)	780	274
(Income) loss attributable to minority interest	(8)	17	—
Impairment expense	—	22	—
Stock option compensation expense	324	—	—
Deferred income taxes (benefit)	(71)	—	(165)
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	1,520	1,518	11,108
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	664	(147)	2,000
Inventories	(2,806)	(3,468)	1,554
Prepaid expenses and other current assets	351	480	318
Other assets	19	(26)	—
Increase (decrease) in liabilities:
Accounts payable	143	(782)	462
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	282	(415)	588
Customer deposits	(83)	(1,370)	(1,410)
Accrued income taxes	43	76	266
Other accrued liabilities	(108)	(774)	101

Net cash (used in) provided by operating activities	(6,997)	(7,849)	9,723

Cash flows from investing activities:
Acquisition of equipment	(308)	(343)	(285)
Software development costs	(155)	(489)	(1,272)

Net cash used in investing activities	(463)	(832)	(1,557)

Cash flows from financing activities:
Borrowings under credit facility	3,000	—	—
Payments under credit facility	(3,000)	—	(30)
Payments on long-term bonds	—	(4,370)	(275)
Issuance of preferred stock	6,000	—	—
(Increase) decrease in restricted cash	(4)	4,664	(3,896)
Net decrease in other long-term obligations	—	—	(133)
Issuance of common stock/warrants	13	24	6,651

Net cash provided by financing activities	6,009	318	2,317

Effect of exchange rates on cash	100	(112)	192

Net (decrease) increase in cash and cash equivalents	(1,351)	(8,475)	10,675
Cash and cash equivalents at beginning of year	3,566	12,041	1,366

Cash and cash equivalents at end of year	$2,215	$3,566	$12,041

Supplemental schedule of cash flow information:
Interest paid	$616	$886	$909
Income taxes paid	$—	$—	$5
Supplemental information on non-cash operating, investing and financing activities:
          In the year ended February 23, 2007, the Company reclassified $8,460,000 from inventory to construction in progress. During the years ended February 23, 2007, and February 25, 2005, the Company reclassified $382,000 and $194,000, respectively, from inventory to capitalized software. During the year ended February 24, 2006 the Company reclassified $361,000 from inventory to property, plant and equipment. Additionally, during the year ended February 25, 2005, the Company recorded $571,000 in deferred finance charges and credited a corresponding amount to additional paid in capital associated with the issuance of a common stock purchase warrant to H.F. Lenfest. As of February 23, 2007, this amount had been fully amortized to operations.
The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements
1. Nature of Business and Liquidity Matters:
          Environmental Tectonics Corporation (“ETC” or the “Company”) is principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of its products are made principally to U.S. and foreign government agencies and to the entertainment market. We operate in two primary business segments, the Training Services Group (TSG) (formerly Aircrew Training Systems (ATS)) and the Control Systems Group (CSG) (formerly the Industrial Group (IG)).
          Training Services Group. This segment includes three primary product groups: aircrew training devices and services, disaster management training and systems, and entertainment products.
          Control Systems Group. This segment includes three primary product lines: sterilizers, environmental control systems and other products, and hyperbarics.
          The Company has experienced net cash usages from operations of $6,997,000 and $7,849,000 for fiscal years 2007 and 2006, respectively. The Company does not currently have a bank facility which can be used to borrow funds for operating purposes. The Company’s Letter Agreement with PNC Bank, which is restricted to use for letters of credit, expires in June 2007. In addition to cash from collections, the Company’s has two sources of cash, the Lenfest Equity Line and the Lenfest Note, both of which expire in October 2007 (See Note 8. Long-Term Obligations and Credit Arrangements).
2. Subsequent Event:
          Effective May 9, 2007, the Company entered into a letter agreement with H.F. Lenfest, a Company director, (“the Lenfest Letter Agreement”) whereas Mr. Lenfest agreed to provide financial support to the Company in the form of a guarantee and/or provide access to funding until June 30, 2008. The Company is currently in negotiations with an institutional lender in connection with a proposed facility which would require the personal guarantee of Mr. Lenfest. If successful, the proposed facility would replace the Company’s current equity credit line and unsecured promissory note with Mr. Lenfest. Alternately, Mr. Lenfest has agreed to maintain his existing financial arrangements with the Company and in addition provide additional funding, provided that the Company shall not request more than an additional $10 million in the aggregate from the date of the Lenfest Letter Agreement through June 30, 2008, including all requests made under the existing $3 million unsecured promissory note and the $15 million equity credit line.
3. Summary of Significant Accounting Policies:
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
          Total claims outstanding at February 23, 2007 were approximately $8.0 million based on costs incurred through April 2005. However, following generally accepted accounting principles, the Company had recorded only $3.0 million or 37.5% of this amount on its books.
          Significant claims outstanding at February 23, 2007 and February 25, 2006 included a claim with the U.S. Navy for a submarine decompression chamber ($3.0 million recorded). Significant claims outstanding at February 27, 2004 included $2.9 million for the aforementioned U.S. Navy claim and $2.6 million for an international customer. Effective February 27, 2004 the Company reached an agreement totaling $10.5 million on a prior international claim. This settlement was paid to the Company in March 2004. On

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
February 8, 2005, the Company reached an agreement totaling $4.7 million on the remaining international claim. This settlement was paid to the Company in February 2005.
          Although recorded as a current asset in the financial statements, all remaining claim revenues may not be received in full during fiscal 2008. For a more complete discussion of outstanding claims, see “Note 4. Accounts Receivable” to our consolidated financial statements in the Annual Report to Stockholders following.
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
          Restricted Cash:
          Restricted cash represents a restricted cash deposit in a local bank.
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
          Goodwill:
          Goodwill of $662,000 was recorded in fiscal 1999 for the Company’s 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300,000 cash, bringing the Company’s total ownership to 95%. Goodwill of $24,000 was recorded in fiscal 2001 for the Company’s purchase of 99% of ETC Europe. The Company did not record any amortization expense in fiscal years 2007, 2006 and 2005, respectively. Based on a test of impairment, the Company did not reduce the net carrying values of goodwill for the purchase of ETC-PZL for fiscal years 2007 and 2006. However, based upon the impairment test at February 24, 2006, the Company charged off to the operating statement the remaining $22,000 of goodwill associated with the purchase of ETC Europe.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The following summarizes the goodwill and associated amortization of the elements of goodwill at February 23, 2007:

(Amounts in thousands)
Goodwill	$662
Amortization	(207)

Net	$455

          On February 23, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets”. SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Accordingly, we no longer amortize goodwill.
          Capitalized Software Development Costs:
          The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $537,000 and $489,000 respectively, for the fiscal years ended February 23, 2007 and February 24, 2006. Related software amortization totaled $1,231,000, $1,224,000 and $988,000, respectively, for fiscal 2007, 2006 and 2005.
          Research and Development:
          Research and development expenses are charged to operations as incurred. During fiscal 2007, 2006 and 2005, the Company incurred research and development costs of approximately $569,000, $422,000 and $856,000, respectively.
          Deferred Financing Costs:
          Capitalized costs relating to the Company’s bond issuance on March 15, 2000, costs associated with the February 2003 PNC/Lenfest financing and costs associated with the issuance in fiscal 2005 of a common stock warrant have been amortized over the relevant term. Amortization expense relating to deferred financing costs was $703,000 and $587,000 in fiscal 2006 and 2005, respectively. At February 23, 2007, the Company had no deferred financing costs.
          See “Note 8. Long-Term Obligations and Credit Arrangements” to the Consolidated Financial Statements.
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
          Share-Based Compensation:
          The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R) effective February 25, 2006. SFAS No. 123(R) requires the Company to recognize expense related to the fair value of stock-based compensation awards, including employee stock options. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock options using the intrinsic value method of APB Opinion No. 25, and it did not recognize compensation expense in its income statement for options granted that had an

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
exercise price equal to the market value of the underlying common stock on the date of grant. The Company also provided certain pro forma disclosures for stock option awards as if the fair value-based approach of SFAS No. 123(R) had been applied.
          The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore has not restated its financial results for prior periods. Under this transition method, the Company will apply the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled after February 24, 2006. Additionally, for unvested awards granted prior to the effective date of the Company’s adoption of SFAS No. 123(R), the Company recognizes compensation expense in the same manner as was used in its income statement or for pro-forma disclosures prior to the effective date of its adoption of SFAS No. 123(R).
          The cost for stock option compensation was $324,000 for the year ended February 23, 2007.
          As February 23, 2007, the remaining prospective pre-tax cost of unvested stock option employee compensation was $158,000, which will be expensed on a pro-rata basis going forward.
          At February 23, 2007, the Company had two stock-based compensation plans, one for employees and one for non-employee members of the Board of Directors.
          Employee Stock Plan:
          In August 1999, the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1999. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 1,000,000 shares of common stock to qualifying officers and other key employees. The plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Depending on specific grants, options may be exercised on a cumulative basis at the rate of either 50% or 25% per year commencing one year after the date of grant and have a maximum term of 10 years. The Plan will terminate on August 1, 2008. At February 23, 2007, there were 678,882 shares available to be granted under the Plan.
          Non-employee Director Stock Plan:
          In September 2005, the Company adopted subsequent to shareholder approval a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of common stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee. Granted options have a maximum term of 10 years. The Plan shall remain in effect until terminated by the Board of Directors. At February 23, 2007, there were 520,000 shares available to be granted under the Plan.
          The following table illustrates the effect on net loss and net loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock option employee compensation for the years ended February 24, 2006 and February 25, 2005:
(amounts in thousands)

	52 Weeks Ended	52 Weeks Ended
	February 24, 2006	February 25, 2005
Net loss, as reported	$(6,714)	$(8,113)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(91)	(30)

Pro forma net loss	$(6,805)	$(8,143)

Loss per share:
Basic—as reported	$(0.74)	$(1.06)
Basic—pro forma	$(0.75)	$(1.06)
Diluted—as reported	$(0.74)	$(1.06)
Diluted—pro forma	$(0.75)	$(1.06)

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2007: expected volatility of 45.4% to 53.4%; risk-free interest rate of 4.56% and 4.71%; and an expected life of 10 years. The weighted average assumptions used for grants in fiscal 2005 were as follows: expected volatility of 30.2%; risk-free interest rate of 4.14%; and an expected life of 10 years. There were no grants in fiscal 2006.
          Advertising Costs:
          The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $351,000, $302,000 and $310,000 in fiscal 2007, 2006, and 2005, respectively.
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
          The following table illustrates the reconciliations of the numerators and denominators of the basic and diluted earnings per share computations.
(amounts in thousands)

	Fiscal years ended:
	February 23,	February 24,	February 25,
	2007	2006	2005
Net loss	$(8,940)	$(6,714)	$(8,113)
Preferred stock dividend	(259)	—	—

Loss applicable to common stockholders	$(9,199)	$(6,714)	$(8,113)

Weighted average shares	9,030,000	9,021,000	7,656,000
Basic loss per common share	$(1.02)	$(0.74)	$(1.06)

Dilutive loss per common share:
Effect of dilutive securities:
Stock options (A)	—	—	—
Convertible debt (B)	—	—	—
Preferred stock (C)	—	na	na
Dilutive loss per common share:	$(1.02)	$(0.74)	$(1.06)

Potentially dilutive common shares, which were not included in the computation of diluted loss per share, included the following:
          A. Outstanding options to purchase the Company’s common stock totaling 371,928, 327,939 and 276,162 shares as of February 23, 2007, February 24, 2006 and February 25, 2005, respectively.
          B. Convertible subordinated debt, with a face value of $10,000,000, which is convertible into shares of common stock at an exercise price of $6.05 per share, equating to 1,652,893 shares of common stock if fully converted. Upon each conversion of the subordinated note, the holder will be entitled to receive a warrant to purchase additional shares of common stock equal to ten percent of the shares issued pursuant to such conversion. If the entire face value of the subordinated note were to be converted into shares of common stock, then warrants to purchase an additional 165,289 shares of common stock would be issued, bringing the total number of shares of common stock to be issued to 1,818,182.
          C. Convertible preferred stock issued in fiscal 2007 totaling $6,000,000 which is convertible into 1,055,161 shares of common stock. The conversion price for $3,000,000 of the preferred stock is $4.95 per common share and the remaining $3,000,000 is convertible at $6.68 per common share. The net loss in fiscal 2007 was adjusted by the aggregate amounts of dividends on the preferred stock.
          None of these shares were included in the computation of diluted loss per share as the effect would be anti-dilutive.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
          Statement No. 123(R) allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement No. 123(R). The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of Statement No. 123(R). We adopted Statement No. 123(R) effective February 25, 2006 utilizing the modified prospective application described above. Adoption of this statement did not have a significant impact on our financial position, results of operations, earnings per share or cash flows.
          Accounting Changes and Error Corrections
          In May 2005, the FASB issued FAS 154 Accounting Changes and Error Corrections. FAS 154, which supersedes Accounting Principles Bulletin (APB) 20, clarifies the accounting for accounting changes which includes:
•	a change in accounting principle from one generally accepted accounting principle to another alternative that is considered preferable

•	a change in an accounting estimate

•	a change in the reporting entity
          FAS 154 requires retrospective application of a newly adopted accounting principle, including changes in accounting principle required by newly issued pronouncements. It also requires the reporting of a change in depreciation, amortization, or depletion method as a change in an accounting estimate rather than a change in principle. It specifically restricts the use of the term “restatement” to the correction of accounting errors (i.e., mathematical mistakes, mistakes in applying accounting principles, oversight or misuse of available facts, and use of unacceptable GAAP) in previously issued financial statements.
          FAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company adopted Statement 154 effective with the first fiscal quarter of fiscal 2007 without any significant impact on the Company’s consolidated financial position, results of operations or cash flow.
          Accounting for Uncertainty in Income Taxes
          In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies Statement 109, Accounting for Income Taxes, to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity’s financial statements. The Interpretation applies to all business enterprises including not-for-profit organizations. In applying FIN 48, an entity must evaluate a tax position, as defined, using a two-step process.
•	evaluation for recognition: An entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not (i.e., a likelihood of more than 50 percent) that the position will be sustained on examination.

•	measurement of the benefit: The amount recognized should be the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.
          FIN 48 also allows for subsequent recognition and derecognition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is not able at this time to determine what impact, if any, adoption of FIN 48 will have on the results of operations.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Accounting for Misstatements in Prior Year Financial Statements
          In September 2006 the SEC issued Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ended after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company adopted SAB 108 for fiscal 2007 and it had no material impact on consolidated financial statements.
          Fair Value Measurements
          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating what impact, if any, SFAS No. 157 will have on its financial condition, results of operations or liquidity.
          The Fair Value Option for Financial Assets and Financial Liabilities
          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159).which provides companies an option to report certain financial assets and liabilities at fair value. The intent of SFAS No. 159 is to reduce the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements issued for fiscal years after November 15, 2007. The Company is evaluating the impact this new standard will have on its financial position and results of operations.
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
          Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and should be applied prospectively. Early application is permitted. The Company adopted SFAS No. 151 effective for its fiscal year ended February 23, 2007 without any significant impact on the Company’s consolidated financial position, results of operations or cash flow.
4. Accounts Receivable:
The components of accounts receivable at February 23, 2007 and February 24, 2006 are as follows:

	(amounts in thousands)
	2007	2006
U.S. government receivables billed and unbilled contract costs subject to negotiation	$3,135	$3,346
U.S. commercial receivables billed	1,525	2,297
International receivables billed	806	1,343

	5,466	6,986
Less allowance for doubtful accounts	(368)	(965)

	$5,098	$6,021

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
U.S. government receivables billed and unbilled contract costs subject to negotiation:
          Unbilled contract costs subject to negotiation as of February 23, 2007, represent claims made against the U.S. Government under a contract for a submarine rescue decompression chamber project. These costs totaling $3,004,000 were recorded beginning in fiscal year 2002 and include $375,000 recorded in fiscal 2002, $1,691,000 recorded during fiscal 2003, $833,000 recorded during fiscal year 2004 and $105,000 recorded during fiscal year 2005. In November 2003, the U.S. Government completed an audit of the claim, rejecting most of the items due to audit or engineering reasons. The Company has submitted a written rebuttal to the draft report. On July 22, 2004, the U.S. Government’s Contracting Officer issued a final decision on the claim, denying the claim in full. The Company has updated the claim for additional costs expended on claimable items since the original submission and has converted the claim to a complaint, which was filed in the Court of Federal Claims in July 2005. This claim is currently scheduled for trial in July 2007.
          This U. S. Government claim has followed the typical process of claim notification, preparation, submittal, government audit and review by the contracting officer. However, this claim was filed in the Court of Federal Appeals whereas prior government claims were filed with the Armed Services Board of Contract Appeals (ASBCA), which has complicated the litigation process. Historically, the Company’s experience has been that most claims are initially denied in part or in full by the contracting officer (or no decision is forthcoming, which is then taken to be a deemed denial) which then forces the Company to seek relief in a court of law.
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
International receivables billed:
          International receivables billed include $700,000 at February 23, 2007 and February 24, 2006, respectively, related to a contract with the Royal Thai Air Force (“RTAF”).
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
          The open balance of $700,000 due on the contract represents the total gross exposure to the Company on this contract. On June 16, 2003, the Company filed for arbitration in Thailand seeking recovery of the $700,000 open balance on this contract. On March 23, 2006, the arbitration panel awarded the Company $314,813 plus interest from March 1, 2006 as full settlement of this dispute. Although this award is final with the arbitration panel, the RTAF has filed a motion in the Thai court to void the award, citing that the award was illegal and thus against the public order and unfair to the RTAF. On August 9, 2006, the Company filed its defense to this motion with the court. In September 2006, at a pre-trial session the court ordered the parties to produce witnesses to testify. This testimony has been scheduled for August and September 2007.
          If the RTAF loses on its motion but does not honor the decision, the award will have to be enforced through the court system in Thailand, a process which may be time consuming and costly. The assets of the RTAF are not subject to attachment. At this point, the Company is not able to determine the ultimate outcome of this dispute. However, the Company has established sufficient receivable reserves so that any resolution will not have a material impact on the Company’s financial position or its results of operations.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Historically, the Company has had positive experience with regard to its contract claims in that recoveries have exceeded the carrying value of claims. However, there is no assurance that the Company will always have positive experience with regard to recoveries for its contract claims.
          Claim bookings and settlements had no impact in fiscal 2007 and 2006; in fiscal 2005 they reduced operating income by $1,124,000.
          Net claims receivables were $3,004,000 at February 23, 2007 and February 24, 2006.
5. Costs and Estimated Earnings on Uncompleted Contracts:
          Unbilled costs
          Amounts not billed or not yet billable totaled $12,314,000 at February 23, 2007. Under most of the Company’s contracts, invoices are issued upon the attainment of certain contract milestones, for example upon receipt of order, upon engineering drawing submittal, upon design acceptance, or upon shipment. Service contracts are billed monthly or quarterly. Parts and service are billed as shipped or completed.
          The following is a summary of long-term contracts in progress at February 23, 2007 and February 24, 2006:

	(amounts in thousands)
	2007	2006
Costs incurred on uncompleted long-term contracts	$40,395	$37,608
Estimated earnings	14,954	7,744

	55,348	45,352
Less billings to date	(53,932)	(42,990)

	$1,416	$2,362

	2007	2006
Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$2,816	$3,480
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(1,400)	(1,118)

	$1,416	$2,362

          Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200,000 in fiscal 2007, 2006 and 2005.
6. Inventories:
          Inventories consist of the following:

	(amounts in thousands)
		Work in
	Raw Material	Process	Finished Goods	Total
February 23, 2007	$95	$3,820	$824	$4,739
February 24, 2006	$158	$8,803	$1,773	$10,734
Inventory is presented above net of an allowance for obsolescence of $991,000 and $1,032,000 in fiscal 2007 and 2006, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
7. Property, Plant and Equipment:
          The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 23, 2007 and February 24, 2006:

			Estimated
	(amounts in thousands)		useful
	2007	2006	lives
Land	$100	$100
Building and building additions	3,763	3,763	40 years
Machinery and equipment	10,024	10,008	3-5 years
Office furniture and equipment	1,379	1,195	10 years
Building improvements	1,548	1,460	5-10 years

	16,814	16,526
Less accumulated depreciation	(12,760)	(12,134)

Property, plant and equipment, net	$4,054	$4,392

Depreciation expense for the fiscal years ended February 23, 2007, February 24, 2006 and February 25, 2005 was $624,000, $643,000 and $840,000, respectively. The Company has recorded as Construction in Progress $8,460,000 in costs for building improvements and equipment associated with its NASTAR Center.
     8. Long-Term Obligations and Credit Arrangements:
     Lenfest Letter Agreement
     Effective May 9, 2007, the Company entered into a letter agreement with H.F. Lenfest (“the Lenfest Letter Agreement”) whereas Mr. Lenfest agreed to provide financial support to the Company in the form of a guarantee and/or provide access to funding until June 30, 2008. The Company is currently in negotiations with an institutional lender in connection with a proposed facility which would require the personal guarantee of Mr. Lenfest. If successful, the proposed facility would replace the Company’s current equity credit line and unsecured promissory note with Mr. Lenfest. Alternately, Mr. Lenfest has agreed to maintain his existing financial arrangements with the Company and in addition provide additional funding, provided that the Company shall not request more than an additional $10 million in the aggregate from the date of the Lenfest Letter Agreement through June 30, 2008, including all requests made under the existing $3 million unsecured promissory note and the $15 million equity credit line.
     Long-term obligations at February 23, 2007 and February 24, 2006 consist of the following:

	(amounts in thousands)
	2007	2006
Credit facility payable to banks	$—	$—
Subordinated convertible debt, net of unamortized discount of $1,170 and $1,624 for 2007 and 2006, respectively	8,830	8,376

	8,830	8,376

Less current portion	—	—

	$8,830	$8,376

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2008	—
2009	8,830
2010	—
2011	—

2012 and thereafter	—

Total future obligations	$8,830

          The approximate average loan balance, maximum aggregate borrowings outstanding at any month-end payable under the credit facility and subordinated debt during the fiscal years, and weighted average interest rate computed by the day’s outstanding method as of February 24, 2006 and February 25, 2005 are as follows (amounts in thousands):

	2007		2006
Approximate average loan balance (face)	10,000		10,000
Maximum aggregate	10,000		10,000
Weighted average interest rate	8.00%	*	8.00%	*

*	The interest rate in the Company’s subordinated debt agreement is 10% per annum. However, Mr. Lenfest reduced the interest rate to 8% per annum on a temporary basis for the period December 1, 2004 through November 30, 2007.
          Refinancing
          The Company has historically financed operations through a combination of cash generated from operations, equity offerings, subordinated borrowings and bank debt. On February 19, 2003, the Company refinanced its outstanding indebtedness (the “Refinancing”). The Refinancing was effected through the issuance of subordinated, convertible notes to H.F. Lenfest, a Director of the Company, and a credit agreement (the “PNC Agreement”) with PNC Bank, National Association (“PNC”). The total proceeds from the Refinancing were $29,800,000.
          Bank Credit and Facility
          Since inception, the PNC Agreement has had numerous amendments. As of fiscal 2007-year end, the facility total was $5,000,000 and use of this amount was restricted to the issuance of international letters of credit. This line was secured by all assets of the Company as well as a $5,000,000 personal guarantee by Mr. Lenfest.
          On November 16, 2006, we entered into a Letter Agreement with PNC Bank. This Letter Agreement amended, restated and replaced the existing PNC Agreement. Pursuant to the Letter Agreement, PNC Bank (i) terminated our Credit Agreement dated as of February 18, 2003 (ii) re-approved our $5 million Line of Credit for Letters of Credit, and (iii) re-affirmed the Tangible Net Worth covenant (as defined in the Letter Agreement) to a be a minimum of $9,000,000. The $5 million Line of Credit for Letters of Credit continued to be guaranteed by Mr. Lenfest. As of February 23, 2007, we had used approximately $2,607,000 of the availability under the PNC Agreement for international letters of credit.
          Equity Line
          On April 7, 2006, the Company entered into a Preferred Stock Purchase Agreement (the “Lenfest Equity Agreement”) with Mr. Lenfest. The Lenfest Equity Agreement, which terminates on October 6, 2007, permitted ETC to unilaterally draw down up to $15 million in exchange for shares of the Company’s Series B Cumulative Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock provides for a dividend equal to six percent per annum. After three years, the Preferred Stock will be convertible, at Mr. Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price will be equal to the closing price of the Company’s common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns will not be permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Lenfest Equity Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Lenfest Equity Agreement also allows for the Company to redeem any outstanding Preferred Stock any time within the six year term of the Lenfest Equity Agreement. The Preferred

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
Stock will vote with the ETC common stock on an as converted basis. In connection with the execution of the Lenfest Equity Agreement, the Company drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share. Additionally, on July 31, 2006, we drew down an additional $3 million by issuing 3,000 shares of Preferred Stock at a conversion price equal to $6.68 per common share.
          Unsecured Note
          On November 16, 2006, the Company executed an Unsecured Promissory Note (the “Lenfest Note”) in favor of Mr. Lenfest in the aggregate principal amount of $3,000,000. Pursuant to the terms of the Lenfest Note, ETC can borrow up to $3,000,000, in increments of $1,000,000, prior to the maturity date of October 6, 2007. As of the date of this filing on Form 10-K, ETC owed $2,000,000 under the Lenfest Note.
          All outstanding and unpaid interest on the Lenfest Note is due and payable on the earlier of (i) October 6, 2007 or (ii) such date as ETC draws down funds sufficient to repay the amount due under the Lenfest Note pursuant to the Lenfest Equity Agreement.
          Borrowings made pursuant to the Lenfest Note bear interest at an annual rate of six percent with such interest beginning to accrue on the date of the funding of each loan and, to the extent not paid, compounding on the first day of each month.
          The Lenfest Note provides for customary events of default including, but not limited to, the nonpayment of any amount payable when due, certain bankruptcy, insolvency or receivership events and the imposition of certain judgments. Upon the occurrence of an event of default, Mr. Lenfest has the right to accelerate the maturity date of the Lenfest Note and demand immediate payment of all amounts payable there under.
          Subordinated Convertible Debt
          In connection with the financing provided by PNC Bank on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with Mr. Lenfest (the “Subordinated Note”), pursuant to which the Company issued to Mr. Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Mr. Lenfest. The Subordinated Note accrues interest at the rate of 10% per annum (Mr. Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2007) and matures on February 18, 2009. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. The Subordinated Note entitles Mr. Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of ETC common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of ETC common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the ETC common stock for the 25 consecutive trading days immediately preceding the date of exercise.
          The obligations of the Company to Mr. Lenfest under the Subordinated Note are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.
          Subordinated Convertible Debt Discount
          During fiscal 2003, the Company had recorded $2,609,000 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC Bank and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the promissory note executed in favor of Mr. Lenfest and the value of the associated warrants issued in connection with the Refinancing. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $454,000, $384,000 and $326,000 in fiscal 2007, fiscal 2006 and 2005, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The following table summarizes the subordinated convertible debt as of February 23, 2007 (amounts in thousands):

Face Value	$10,000
Less value of conversion feature	(1,400)
Less value of warrants	(1,209)

7,391
Accretion 2007	454
Accretion 2006	384
Accretion 2005	326
Accretion 2004	275

Carrying value at February 23, 2007	$8,830

Interest expense recorded for these notes was $802,000 and $803,000 for fiscal 2007 and 2006, respectively.
          Fair Value
          The carrying value of these financial instruments approximates their fair values at February 23, 2007.
          Prior to the consummation of the Refinancing, Advanced Technology Asset Management, LLC (“ATAM”) (formerly ETC Asset Management, LLC), a shareholder of the Company and a holder of warrants to purchase 332,820 shares of the Company’s common stock, consented to the transactions contemplated under the PNC Agreement and the financing provided by Mr. Lenfest, including the below market issuance of warrants to Mr. Lenfest. As a result of its consent, ATAM waived, solely in connection with such issuance, the anti-dilution rights contained in its warrant. In exchange for ATAM’s consent, the Company issued to ATAM warrants to purchase an additional 105,000 shares of common stock. Except for the number of shares issuable upon exercise of the warrants, the new ATAM warrants contained substantially the same terms as the warrants issued to Mr. Lenfest. In March 2004, ATAM exercised all of its warrants and received a total of 437,820 shares of common stock of the Company. The Company received proceeds of $586,410 from the exercise of these warrants.
          As a condition of amending the PNC Agreement on August 24, 2004, Mr. Lenfest agreed to issue to PNC Bank on the Company’s behalf a limited guarantee to secure up to $5,000,000 in principal amount of any letters of credit issued under the amended facility. In consideration for issuing this guarantee, Mr.Lenfest will receive a fee of 0.75% per annum of the average amount of letters of credit outstanding, payable on a quarterly basis, and did receive a warrant to purchase 200,000 shares of stock under the same terms and conditions as the warrant issued to Mr. Lenfest in connection with the Refinancing.
          On February 14, 2005, Mr. Lenfest exercised all of his outstanding warrants and received 1,003,048 shares of ETC common stock for approximately $3.9 million. Additionally, on February 14, 2005, Mr. Lenfest purchased 373,831 shares of the Company’s common stock for approximately $2.0 million.
          Under the Note, the Company must meet certain financial covenants including a Leverage Ratio, a Fixed Charge Ratio and a Tangible Net Worth Ratio. At February 23, 2007 the Company failed to meet any of these financial covenants but has obtained a waiver from Mr. Lenfest. This waiver applies to the period through February 24, 2008. Except as specified, the waiver does not constitute a modification or alteration of any other terms or conditions in the Note, or a release of any of the lender’s rights or remedies, all of which are reserved, nor does it release the Company or any guarantor from any of its duties, obligations, covenants or agreements including the consequences of any Event of Default, except as specified.
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
          Liquidity
          Given the Company’s inability to borrow cash under the amended PNC Agreement and certain restrictions in the Lenfest Equity Agreement, the Company may need to obtain additional sources of capital in order to continue growing and operating its business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital and that the actions by PNC Bank will not have a long-term material adverse effect on our business.
          We believe that existing cash balances at February 23, 2007, cash generated from operating activities, future availability under either the Lenfest Equity Agreement, the Lenfest Note or the Letter Agreement with Mr. Lenfest and/or other arrangements with other lenders or investors will be adequate to meet our future obligations through at least March 1, 2008.
          In reference to the Company’s outstanding claims with the U.S. Government, to the extent the Company is unsuccessful in recovering a significant portion of recorded claim contract costs, and to the extent that significant additional legal expenses are required to bring the dispute to resolution, such events could have a material adverse effect on the Company’s liquidity and results of operations. Historically, the Company has had a favorable experience in that recoveries have exceeded recorded claims, including significant settlement agreements in fiscal 2003, 2004 and 2005. However, this claim was filed in the Court of Federal Appeals whereas prior government claims were filed with the Armed Services Board of Contract Appeals (ASBCA), which has complicated the litigation process. (See Note 4 to the Consolidated Financial Statements, Accounts Receivable).
9. Leases:
          Operating Leases
          The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under noncancellable operating leases having a remaining term expiring after one fiscal year as of February 23, 2007 are $129,000 in 2008; $132,000 in 2009; $133,000 in 2010; $131,000 in 2011; and $94,000 in 2012 and thereafter.
          Total rental expense for all operating leases for the fiscal years ended February 23, 2007, February 24, 2006 and February 25 2005 was $177,000, $173,000 and $198,000, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
10. Income Taxes:
          The components of the provision for income taxes are as follows:

	(amounts in thousands)
	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	February 23, 2007	February 24, 2006	February 25, 2005
Currently (receivable)/payable:
Federal	$—	$—	$(909)
State	—	—	—
Foreign (benefit) taxes	(6)	136	(44)

	(6)	136	(953)

Deferred:
Federal	—	—	(198)
State	—	—	34
Foreign benefit	(71)	—	—

	—	—	(165)

	$(77)	$136	$(1,117)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	February 23, 2007	February 24, 2006	February 25, 2005
Statutory income tax	(34.0)%	(34.0)%	(34.0)%
State income tax, net of federal tax benefit	(0.0)	(4.6)	0.2
Research and experimentation and other tax credits	(1.6)	(2.6)	(1.6)
Benefit of foreign and foreign-source income or loss	(0.9)	1.2	(0.3)
Change in valuation allowance	35.1	41.9	24.3
Other, net	0.5	0.1	(0.8)

	(0.9)%	2.1%	(12.2%)

The tax effects of the primary temporary differences are as follows:

	(amounts in thousands)
	2007	2006	2005
Deferred tax assets:
Vacation reserve	66	64	51
Inventory reserve	317	330	214
Receivable reserve	137	368	184
Warranty reserve	63	8	8
Compensation and other reserves	114	132	136
Stock options	96	—	—
Net operating loss and credits	8,536	5,436	3,172
Other, net	82	200	252

	9,411	6,538	4,017

Valuation Reserve	(8,149)	(4,980)	(2,231)

Total current deferred tax asset	$1,262	$1,558	$1,786

Deferred tax liabilities:
Amortization of capitalized software	$886	$1,175	$1,419
Depreciation	305	383	367

Total non-current deferred tax liability	$1,191	$1,558	$1,786

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $20.5 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense. In addition, the Company may be subject to a limitation on the use of its net operating losses based on potential ownership changes that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.
11. Business Segment Information:
          The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Training Services Group (TSG) (formerly Aircrew Training Systems) and the Control Systems Group (CSG) (formerly Industrial Group). The TSG business produces devices which create and monitor the physiological effects of motion, including spatial disorientation and centrifugal forces for medical, training, research and entertainment markets. The CSG business produces chambers that create environments that are used for sterilization, research and medical applications. The following segment information reflects the accrual basis of accounting.

	(amounts in thousands)

	Training	Control
	Services	Systems
	TSG	CSG	Total
Fiscal 2007
Net sales	$9,293	$8,126	$17,419
Interest expense	852	299	1,151
Depreciation and amortization	973	884	1,857
Operating loss	(3,991)	(2,724)	(6,715)
Income tax benefit	(77)	—	(77)
Goodwill	455	—	455
Identifiable assets	7,698	7,113	14,811
Expenditures for segment assets	160	148	308
Fiscal 2006
Net sales	$15,100	$9,969	$25,069
Interest expense	1,265	592	1,857
Depreciation and amortization	1,533	1,037	2,570
Operating loss	(3,555)	(362)	(3,917)
Income tax expense	136	—	136
Goodwill	455	—	455
Identifiable assets	15,809	7,407	23,216
Expenditures for segment assets	234	109	343
Fiscal 2005
Net sales	$16,788	$11,026	$27,814
Interest expense	1,189	602	1,791
Depreciation and amortization	1,337	1,078	2,415
Operating loss	(4,768)	(1,518)	(6,286)
Income tax benefit	(715)	(254)	(969)
Goodwill	477	—	477
Identifiable assets	14,899	7,947	22,846
Expenditures for segment assets	228	57	285

	2007	2006	2005
Reconciliation to consolidated amounts:
Corporate assets	16,709	10,451	25,063

Total assets	$31,520	$33,667	$47,909
Segment operating (loss)/income	$(6,715)	$(3,917)	$(6,286)
Less interest expense	(1,151)	(1,857)	(1,791)
Income tax (provision) benefit	77	(136)	969

Total loss for segments	(7,789)	(5,910)	(7,108)

Corporate home office expense	(1,217)	(802)	(846)
Interest and other expenses	58	15	(308)
Income tax benefit	—	—	149
Minority interest	8	(17)	—

Net loss	$(8,940)	$(6,714)	$(8,113)

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
          In fiscal 2007, international sales totaling at least ten percent of total international sales were made to one customer in Japan for $3,365,000. In fiscal 2006, international sales totaling at least ten percent of total international sales were made in the Company’s Polish subsidiary to L-3 Communications ($4,599,000) and to a government customer in Pakistan ($2,910,000). In fiscal 2005, international sales totaling at least ten percent of total international sales were made to government or commercial accounts in Malaysia ($3,388,000) and Egypt ($2,309,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.
          Approximately 26% of sales totaling $4,465,000 in fiscal 2007 were made to two customers, one customer in Japan (TSG segment) and one domestic customer (CSG segment). Approximately 30% of sales totaling $7,509,000 in fiscal 2006 were made to two customers, one from our Polish subsidiary and one international customer from our domestic operation, in the TSG segment. Approximately 20% of sales totaling $5,697,000 in fiscal 2005 were made to two international customers in the TSG segment.
          Included in the segment information for the year ended February 23, 2007, are export sales of $10,821,000. Of this amount, there are sales to or relating to governments or commercial accounts in Japan of $3,365,000. Sales to the U.S. government and its agencies aggregated $586,000 for the year ended February 23, 2007.
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
12. Stock Options:
          A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 23, 2007		February 24, 2006		February 25, 2005
		Weighted		Weighted		Weighted
		average		average		average
		Exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	247,939	$7.31	276,162	$7.30	376,002	$7.21
Granted	124,639	5.46	—	—	33,586	7.24
Exercised	(650)	3.31	(1,600)	6.35	(25,700)	6.35
Forfeited	—	—	(26,623)	7.18	(107,726)	7.18

Outstanding at end of year	371,928	6.70	247,939	7.31	276,162	7.30

Options exercisable at year end	310,496		222,750		242,576
Weighted average fair value of options granted during the year		$6.76		3.58		$3.58

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The following information applies to options outstanding at February 23, 2007:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	Outstanding at	remaining	average	exercisable at	average
	February 23,	contractual	exercise	February 23,	exercise
Range of exercise prices	2007	life (years)	price	2007	price
$5.00 to $5.12	114,500	6.7 years	$5.08	114,500	$5.08
$7.24 to $7.81	257,428	3.8 years	$7.41	195,996	$7.73

Total	371,928			310,496

13. Commitments and Contingencies
          Claims and Litigation:
          In June 2003, Entertainment Technology Corporation (“EnTCo”), our wholly-owned subsidiary, filed suit against Walt Disney World Co. and other entities (“Disney”) in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under contract for the design and production of the amusement park ride “Mission: Space” located in Disney’s Epcot Center. In response, in August 2003, Disney filed counterclaims against both EnTCo and us (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney is seeking damages in excess of $65 million plus punitive damages. In December 2005, EnTCo filed a second suit against Disney, alleging breach of confidentiality and unfair trade practices. Both EnTCo and we believe that we have valid defenses to each of Disney’s counterclaims and intend to vigorously defend ourselves against these counterclaims. . Discovery is expected to be completed by June 2007 with pre-trial motions to follow. The case is not currently scheduled for trial. Neither EnTCo nor we are able to predict the outcome of this matter.
          In May 2003 we filed a certified claim with the Department of the Navy seeking costs totaling in excess of $5.0 million in connection with a contract for a submarine rescue decompression chamber project. This claim against the Navy has followed the typical process of claim notification, preparation, submittal, government audit and review by the contracting officer. On July 22, 2004, the Navy’s Contracting Officer issued a final decision denying the claim in full. In July 2005, we converted this claim into a complaint, which we filed in the Court of Federal Claims. This case is currently scheduled for trial in July 2007. While we intend to vigorously litigate this case, we cannot predict the outcome of this matter and an unfavorable result could have a material adverse effect on our financial position.
          Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against us. In our opinion, after consultation with legal counsel handling these specific maters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on our financial position or results of operations if disposed of unfavorably.
        .
14. Employee Benefit Plan:
          The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributions to the plan are based on a percentage of the employees’ qualifying contributions. The Company’s contributions totaled $112,000, $110,000 and $106,000 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively.
          The Company has an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee’s contribution. The Company has reserved 270,000 shares for issuance under the plan.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
15. Quarterly Consolidated Financial Information (Unaudited):
          Financial data for the interim periods of fiscal 2007, 2006 and 2005 were as follows (amounts in thousands):

	Quarter ended:
Fiscal Year 2007	May 26	August 25	November 24	February 23
Net sales	$4,575	$4,329	$4,718	$3,797
Gross profit (loss)	1,014	494	1,030	(467)
Operating loss	(1,701)	(1,913)	(1,581)	(2,737)
Loss before income taxes	(2,033)	(2,154)	(1,829)	(3,009)
Minority interest	(8)	(16)	33	(23)
Net loss	(2,030)	(2,148)	(1,866)	(2,896)
Loss per common share:
Basic	($0.23)	($0.24)	($0.22)	($0.33)
Diluted	($0.23)	($0.24)	($0.22)	($0.33)

	Quarter ended:
Fiscal Year 2006	May 27	August 26	November 25	February 24
Net sales	$5,915	$6,255	$6,206	$6,693
Gross profit	1,482	1,253	1,367	1,248
Operating loss	(1,152)	(1,149)	(986)	(1,410)
Loss before income taxes	(1,726)	(1,619)	(1,317)	(1,899)
Minority interest	(3)	1	6	13
Net loss	(1,723)	(1,620)	(1,327)	(2,044)
Loss per common share:
Basic	($0.19)	($0.18)	($0.15)	($0.23)
Diluted	($0.19)	($0.18)	($0.15)	($0.23)

	Quarter ended:
Fiscal Year 2005	May 28	August 27	November 26	February 25
Net sales	$6,175	$6,523	$7,751	$7,365
Gross profit	994	1,021	1,637	2,524
Operating loss	(1,645)	(2,392)	(2,757)	(336)
Loss before income taxes	(2,074)	(2,819)	(3,254)	(1,082)
Minority interest	1	0	(1)	0
Net loss	(1,461)	(1,984)	(3,249)	(1,419)
Loss per common share:
Basic	($0.19)	($0.26)	($0.43)	($0.18)
Diluted	($0.19)	($0.26)	($0.43)	($0.18)

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(amounts in thousands)

Column A	Column B	Column C	Column D	Column E
		Charges /
	Balance at	(credits) to		Balance at
	beginning	costs or		end
Description	of period	expenses	Reductions	of period
Fiscal year ended February 23, 2007
Valuation and qualifying accounts related to:
Accounts receivable	$965	$18	$615	$368
Inventory	1,032	446	487	991
Property, plant and equipment	12,134	626	—	12,760
Software development costs	9,882	1,231	—	11,113

Fiscal year ended February 24, 2006
Valuation and qualifying accounts related to:
Accounts receivable	$486	$510	$31	$965
Inventory	731	823	522	1,032
Property, plant and equipment	11,491	643	—	12,134
Software development costs	8,658	1,224	—	9,882
Other assets	1,180	—	725	455

Fiscal year ended February 25, 2005
Valuation and qualifying accounts related to:
Accounts receivable	$379	$126	$19	$486
Inventory	564	300	133	731
Property, plant and equipment	10,651	840	—	11,491
Software development costs	7,670	988	—	8,658
Other assets	434	746	—	1,180