Form 10-K, Exhibit 13
period 2008-02-29
ENVIRONMENTAL TECTONICS CORP
filed 2008-05-29
CIK 33113

EXHIBIT 13
PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2008
ANNUAL REPORT TO STOCKHOLDERS
FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

		2007
Fiscal Year End	2008	(restated)*	2006
Net sales	$22,730	$17,419	$25,069
Gross profit	4,246	2,071	5,350
Operating (loss) income	(12,043)	(10,936)	(4,719)
Net loss	(13,895)	(11,944)	(6,714)
Loss per common share:
Basic	(1.61)	(1.35)	(0.74)
Diluted	(1.61)	(1.35)	(0.74)

Working capital	1,742	5,513	18,262
Long-term obligations	18,192	8,830	8,376
Total assets	37,625	27,325	32,109
Total stockholders’ equity	(8,831)	5,787	17,553
Weighted average common shares:
Basic	9,030,000	9,030,000	9,021,000
Diluted	9,030,000	9,030,000	9,021,000

*	restated for reserve of claim receivable. See Note 1 — Subsequent Events in the accompanying notes to the Consolidated Financial Statements.
No cash dividends have ever been paid on the Company’s common stock, and the Company is prohibited from declaring any cash dividends on its common stock under the terms of its subordinated debt agreement with Lenfest without the prior written consent of Lenfest.
Dividends on the Company’s Preferred Stock are accrued per agreement but cash payments have been deferred until the maturity of each respective agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD-LOOKING STATEMENTS
          This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on ETC’s current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements include statements with respect to the ETC’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the company, including but not limited to, (i) the proposed acquisition of ETC by H.F. Lenfest (“Lenfest”), a member of ETC’s Board of Directors and a significant shareholder of ETC, (ii) the potential delisting of the ETC’s common stock from the American Stock Exchange (“AMEX”) as a result of ETC’s failure to comply with AMEX listing standards, (iii) projections of revenue, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (iv) statements of plans and objectives of ETC or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (v) statements of future economic performance, (vi) statements or assumptions and other statements about ETC or its business, (vii) statements made about the possible outcomes of litigation involving ETC, including our outstanding litigation with Disney, (vii) statements regarding ETC’s ability to obtain financing to support its operations and other expenses, and (viii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “looking forward”, “would”, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, or the negative of such terms or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond ETC’s control. Shareholders are urged to review these risks carefully prior to making an investment in ETC’s common stock.
          ETC cautions that the foregoing list of important factors is not exclusive. Except as required by federal securities law, ETC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of ETC.
          In this report all references to “ETC,” “we,” “us,” or “our,” mean Environmental Tectonics Corporation and its subsidiaries.
          References to fiscal 2007 or the 2007 fiscal year are references to the year ended February 23, 2007. References to fiscal 2008 or the 2008 fiscal year are references to the year ending February 29, 2008.
Overview
          We are principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aero medical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. ETC primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. ETC considers its business activities to be divided into two segments: the Training Services Group (TSG) and the Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators, disaster management systems and entertainment applications. CSG includes sterilizers, environmental control devices, hyperbaric chambers along with parts and service support.
          The following factors had an adverse impact on our performance for the fiscal year ended February 29, 2008:
•	contract awards for aero medical products which occurred late in the fiscal period and which consequently did not contribute materially to our operating results for fiscal 2008;

•	the cost of development and marketing efforts for our Authentic Tactical Fighting Systems;

•	spending to modify our main facility in Southampton, Pa., and to build equipment for the National Aerospace Training and Research (NASTAR) Center.
          In response to the ongoing market budgetary constraints for G-force training and spatial disorientation, in 2004 we began incorporating tactical combat flight capabilities into our human centrifuge technology. Dubbed the Authentic Tactical Fighting System, this product was the first fully “flyable” centrifuge-based tactical maneuvering ground based simulator. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high G-force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight. We have developed this technology through fiscal 2008 and will continue the development in fiscal 2009.
          Spending continued in fiscal 2008 to market tactical flight simulation to the world’s defense agencies. Our goal is to validate the use of ground-based simulation as an alternative method to actual in-flight training to teach jet pilots tactical flight and combat skills. In fiscal 2008, we were awarded research contracts from the U. S. Navy and the U. S. Air Force to develop Tactical Aircraft Configuration Modules (TacModules) which will be used in this validation process.
          Our third major challenge in this re-engineering of our aero medical business has been a shifting of our business model. In fiscal 2006, we began construction of the National Aerospace Training and Research (NASTAR) Center. This center, which opened in fiscal 2008, is an integrated pilot training center offering a complete range of aviation training and research support for military jet pilots and civil aviation as well as space travel and tourism. The NASTAR Center houses state of the art equipment including the ATFS-400, a GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, a Hypobaric Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System. These products represent 37 years of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G-force exposure, spatial disorientation and escape from a disabled aircraft.
•	continued development of generation 3 software for our Advanced Disaster Management Scenario product line;

•	spending to investigate and evaluate the best way to offer disaster training services;
          We have made significant progress in advancing and enhancing our ADMS line of products. Graphics are sharper and more realistic, interactivity and connectivity of objects is tighter, additional disaster scenarios have been added, and we have made the hardware configuration more user friendly. In fiscal 2008, we began development of our fourth generation software platform. In April 2007, we appointed Mr. Marco van Wijngaarden as president of this division. Mr. van Wijngaarden has been the head of training for the Netherlands’ National Institute for Safety, a major ADMS user, and is very familiar with the ADMS product line.
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
          Interest expense for fiscal 2008 was $1,582,000 or 7.0% of sales. This included approximately $537,000 of non-cash charges for amortization of debt discount expenses.
•	litigation and claims costs;
          These two categories of expenses accounted for over 40% of our selling and administrative expenses and approximately 27% of sales. Most of these expenses were related to the U.S. Navy claim issue, which is discussed in Note 1 — Subsequent Events in the accompanying Notes to the Consolidated Financial Statements.
•	cash flow;
          One of the greatest challenges we faced in fiscal 2008 and continue to face in fiscal 2009 is adequately funding the cash requirements of large, long-term multi-year projects, the costs of technological development of existing products, the cost to modify the building and produce the equipment for the NASTAR Center, and the costs to market our ATFS technology to the U.S. government and international government defense agencies. Although some long-term contracts incorporate milestone payments, the cash flows associated with production and material requirements tend to vary significantly over time. These projects are usually cash positive in the early stages and cash negative during the production phase. Funding these contracts and the other initiatives throughout fiscal 2008 required a significant amount of operating funds.
          On July 31, 2007, the Company entered into a revolving credit agreement (the “Credit Agreement”) in order to refinance its indebtedness with PNC Bank, National Association (“PNC”) in the aggregate amount of up to $15,000,000 (the “Credit Agreement”). This Credit Agreement is a replacement of a credit facility originally entered into with PNC in February 2003.
          Borrowings are to be used for ETC’s working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2009. Borrowings made pursuant to the Credit Agreement will bear interest at either the prime rate (as described in the Note) minus 1.00% or the London Interbank Offered Rate (as described in the Note) plus 0.90%. Additionally, ETC is obligated to pay a fee of 0.125% per annum for unused available funds.
          For the purpose of reducing the risk associated with variable interest rates, ETC has entered into an interest rate swap agreement (Swap Agreement) with PNC which provides for a fixed rate through June 30, 2009, the maturity date of the Swap

Agreement, for the borrowings during the first quarter of fiscal 2008. If the Swap Agreement is terminated prior to maturity, an additional payment to PNC or a credit to the Company might be due, based on the relative market rates at the time of termination. The Swap Agreement transaction has been accounted for under FAS No. 133 — “Accounting for Derivative Instruments and Hedging Activities”. At February 28, 2008, ETC recorded a Comprehensive Loss of $228,000 reflecting the reduced value of the interest rate hedge in the accompanying Consolidated Balance Sheets.
          The Credit Agreement contains affirmative and negative covenants for transactions of this type, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Under the Credit Agreement, the Company must maintain a minimum Consolidated Tangible Net Worth of $9,000,000 at the end of each fiscal quarter. At February 29, 2008, the Company failed to meet the Consolidated Tangible Net Worth financial covenant. Additionally, under the Credit Agreement, the Company’s events of default include the obligations of Lenfest as guarantor of the line of credit. Lenfest failed to deliver certain financial statements to the bank within the required time as specified in the Credit Agreement, which also was an event of default under the Agreement. On May 29, 2008 the Company received a waiver from PNC Bank, effective for the period ended February 29, 2008. The waiver does not extend beyond February 29, 2008. The Company has also agreed that Lenfest shall deliver certain additional financial statements on or before October 31, 2008, and failure to do so shall constitute an event of default. Management believes that the Bank will not exercise their rights under the default provisions as contained in the Credit Agreement. Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement. If the Bank exercises its right to call the Loan the Lenfest Guarantee will become enforceable. As noted earlier, Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement and has agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC may not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of AMEX, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
          ETC’s obligations under the Credit Agreement are secured by a personal guarantee from Lenfest under a Restated Guaranty, dated July 31, 2007, made by Lenfest in favor of PNC (the “Restated Guaranty”). ETC will pay Lenfest an annual cash fee of 1% of the loan commitment for his guarantee.
          In connection with entering into the Credit Agreement, ETC entered into an Amended and Restated Reimbursement Agreement with PNC (the “Reimbursement Agreement”), and an Amended and Restated Subordination and Intercreditor Agreement with PNC and Lenfest (the “Subordination Agreement”). The Reimbursement Agreement governs letters of credit issued pursuant to the Credit Agreement. Under the Subordination Agreement, Lenfest agreed to continue to subordinate his rights in connection with a convertible promissory note executed by ETC in favor of Lenfest in the original aggregate principal amount of $10,000,000, dated February 18, 2003, to the rights of PNC in connection with the Line of Credit.
          As a stipulation for Lenfest’s guarantee, the Company repaid $4,000,000 owed to Lenfest under unsecured promissory notes. ETC utilized $4,000,000 of the facility to repay these balances due Lenfest and $1,000,000 to fund operations. Additionally, the Company has utilized approximately $5,077,000 of the line of credit to collateralize its letters of credit. At February 29, 2008, the Company had $746,000 available under the line of credit.
          On August 23, 2007, the Company entered into the Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) with Lenfest, pursuant to which, among other things, ETC issued and sold 3,300 shares of its newly-created class of Series C Cumulative Convertible Participating Preferred Stock (the “Series C Preferred Stock”) to Lenfest for $3,300,000. The proceeds from the issuance of the Series C Preferred Stock were restricted solely for use to partially fund the tentative settlement with the U.S. Navy. (See Note 1 — Subsequent Events in the accompanying Notes to the Consolidated Financial Statements). The proceeds are presented in the accompanying Consolidated Balance Sheets as Restricted Cash.
          The Series C Preferred Stock is convertible by Lenfest at any time into shares of ETC’s common stock at a conversion price of $3.03 per share based on the closing price for ETC’s common stock on August 22, 2007, the trading day immediately prior to the issuance. The Series C Preferred Stock votes with ETC’s common stock on an as-converted basis and is fully convertible into 1,089,108 shares of ETC common stock. The Series C Preferred Stock automatically converts into ETC common shares on the fifth anniversary of the Acquisition. It carries an annual dividend rate of ten percent (10%).
          ETC granted Lenfest certain demand and “piggy back” registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Series C Preferred Stock.
          By way of a letter dated March 29, 2007, Lenfest agreed to allow the Company to defer until April 6, 2012, or earlier if demanded, the payment of accruing dividends on the Series B Preferred Stock issued under the Lenfest Equity Agreement.
          As allowed in the Series C Purchase Agreement, the Company is accruing dividends for the outstanding Preferred Stock but has deferred payment of these dividends until a subsequent date, up to and including August 23, 2012.
          In connection with Lenfest’s investment in the Series C Preferred Stock, ETC agreed to amend the terms of ETC’s Series B Preferred Stock to (i) increase the annual dividend rate to 10%, (ii) provide for immediate conversion into common stock at the option of Lenfest, and (iii) to remove ETC’s right to redeem the Series B Preferred Stock. ETC also agreed to discuss with AMEX the inclusion of weighted-average anti-dilution protection for the Series B Preferred Stock and Series C Preferred Stock, and, if AMEX permits inclusion of such anti-dilution protection for the Series B Preferred Stock and the Series C Preferred Stock, to amend the terms of the Series B Preferred Stock and Series C Preferred Stock accordingly.
          On March 11, 2008, the Company entered into Amendment No. 1 to Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement Amendment”) and First Amendment to Senior Subordinated Convertible Note (the “Note Amendment”) with Lenfest with respect to that certain Convertible Note and Warrant Purchase Agreement, dated as of February 18, 2003, by and between ETC and Lenfest (the “Convertible Note and Warrant Purchase Agreement”). Under the terms of the Purchase Agreement Amendment, ETC and Lenfest agreed to amend the financial covenants set forth in the Convertible Note and Warrant Purchase Agreement so that they are the same as the financial covenants contained in ETC’s credit agreement with PNC. Under the terms of the Note Amendment, the maturity date of the convertible promissory note in the principal amount of $10,000,000 issued by ETC to Lenfest pursuant to the

Convertible Note and Warrant Purchase Agreement was extended from February 18, 2009 to March 1, 2010. The effective date of the Purchase Agreement Amendment and the Note Amendment is February 19, 2008.
          We will need to obtain additional sources of capital in order to continue growing and operating our business. Because we have established businesses in many markets, own significant fixed assets including a building, and other business assets which can be used for security, we believe that we will be able to locate such additional sources of capital, although there is no assuredness that we will be successful in this endeavor.
Lenfest Letter Agreement
          On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the American Stock Exchange, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
Lenfest Acquisition Proposal
          On February 20, 2008, ETC received a proposal from an affiliate of Lenfest to purchase all of the publicly traded shares of the common stock of the Company not owned by Lenfest at the time the acquisition is consummated. The Board of Directors of the Company has formed a committee (the “Transaction Committee”) comprised of independent directors to evaluate the proposal. The Transaction Committee has engaged a financial advisor to assist the Transaction Committee in evaluating the proposal. The Transaction Committee is evaluating the proposal and will make a recommendation with respect to the proposal to the Company’s Board of Directors.
     We face the following challenges and business goals in order to make fiscal 2009 a successful year:
•	Complete the technology development of ATFS.

•	Book at least one significant pilot training contract for the NASTAR Center.

•	Finalize production of the two TacModules for the U.S. Government.

•	Begin validation of the ATFS technology.

•	Book at least one significant international contract for aeromedical equipment.

•	Maintain higher order booking rates for our Control Systems Group products.

•	Develop alternate sources for acrylic tubes used in our hyperbaric monoplace chamber.

•	Complete Core 4 software enhancements in our ADMS line.

•	Finalize our only outstanding major litigation case either through settlement, mediation or by judicial determination.
     Our plans to meet our goals include the following:
•	Market ATFS technology to the U.S. military.

•	Search for additional research contracts to utilize NASTAR resources.

•	Reduce our costs of manufacture for all product offerings in our Control Systems Group divisions.

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
          We have operating subsidiaries in the United Kingdom and Poland, maintain regional offices in the Middle East, Asia and Canada, and use the services of approximately 100 independent sales agents and organizations throughout the world. ETC International Corporation is a holding company established for federal income tax purposes and is not an operating subsidiary.
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
Fiscal 2008 versus Fiscal 2007
(amounts in thousands)
Summary Table of Results

	Year ended	Year ended	Variance	Variance
	February 29, 2008	February 23, 2007*	$	%
		(restated)	() = Unfavorable
Sales:
Domestic	$13,478	$6,012	$7,466	124.2%
US Government	1,828	586	1,242	211.9%
International	7,424	10,821	(3,397)	(31.4)%

Total Sales	22,730	17,419	5,311	30.5%

Gross Profit	4,246	2,071	2,175	105.0%
Selling, general and administrative	11,518	9,434	(2,084)	(22.1)%
Claim settlement costs	3,638	3,004	(634)	(21.1)%
Impairment expense	455	—	(455)	N/A
Research and development	678	569	(109)	(19.2)%
Operating loss	(12,043)	(10,936)	(1,107)	(10.1)%
Interest expense, net	1,582	1,151	(431)	(37.4)%
Other expense (income), net	236	(58)	(294)	(506.9)%
Income taxes	37	(77)	(114)	(148.1)%
Minority interest	(3)	(8)	(5)	(62.5)%

Net loss	$(13,895)	$(11,944)	$(1,951)	(16.3)%
Net loss per common share	$(1.61)	$(1.35)	$(0.26)	(19.3)%

*	restated for reserve of claim receivable. See Note 1 — Subsequent Events in the accompanying notes to the Consolidated Financial Statements.
Net Loss.
          ETC had a net loss of $13,895,000 or $(1.61) per share (diluted) in fiscal 2008 versus a net loss of $11,944,000 or $(1.35) per share (diluted) in fiscal 2007, an increase in net loss of $1,951,000 or 16.3%. Operating loss in fiscal 2008 was $12,043,000 versus an operating loss of $10,936,000 in fiscal 2007, an increase in operating loss of $1,107,000 or 10.1%. The increase in operating loss resulted primarily from increased selling, general and administrative, claim settlement and impairment costs which were only partially offset by the higher sales level and resulting increased gross profit. Net loss in fiscal 2008 included higher interest and other expenses as compared to fiscal 2007.
Sales.
          For the fiscal year ended February 29, 2008, total sales were $22,730,000, an increase of $5,311,000 or 30.5% from fiscal 2007. The increase primarily reflected favorable domestic performance and to a lesser extent increased U.S. Government sales which were only partially offset by reduced international sales. Overall, all product lines reflected favorable performance except pilot training systems and simulation.
          Geographically, domestic sales were $13,478,000, up $7,466,000, or 124.2%, from fiscal 2007, and represented 59.3% of total sales, up from 34.5% in fiscal 2007, reflecting favorable performance in all product categories except aircrew training systems and simulation. Percentage increases ranged from approximately 45% for sterilizers and parts and service to approximately 70% for environmental and hyperbaric. U.S. Government sales increased $1,242,000 or 211.9% from the prior fiscal year reflecting contracted research work for two TacModules. U.S. Government sales represented 8.0% of total sales, up from 3.4% in fiscal 2007. International sales, including those in the Company’s foreign subsidiaries, were $7,424,000, down $3,397,000 or 31.4%, from the prior fiscal period and represented 32.7% of total sales, down from 62.1% in fiscal 2007, primarily representing decreases in ETC Southampton. All product categories except service and replacement parts evidenced decreases, most significantly in dollar volume aircrew training systems (down $1,899,000 or 24.5%) and sterilizers (down $1,138,000 or 82.8%). Aircrew training systems in the prior period benefited from a gyro-lab sale in Japan while sterilizers in the prior period benefited from two large contract sales in Australia.
          In fiscal 2008, one customer represented 10% or more of total sales, as General Motors generated $3,898,000, or 17.2% of total sales. International sales totaling at least $500,000 per country were made to customers in Indonesia, Thailand, Turkey, Japan and Saudi Arabia. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Of the February 29, 2008 backlog of $38,281,000, three product lines represented at least 10% of the total backlog: aircrew training systems ($24,676,000 or 64.5%), environmental products ($4,266,000 or 11.1%) and sterilizer products ($4,128,000 or 10.8%). Two international customers in the aircrew training systems line represented $19,548,000 or 79.2%, of the total aircrew training systems backlog.
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
Domestic Sales.
          Overall, domestic sales in fiscal 2008 were $13,478,000 as compared to $6,012,000 in fiscal 2007, an increase of $7,466,000 or 124.2%, reflecting favorable performance in all product categories except aircrew training systems and simulation. Percentage increases ranged from approximately 45% for sterilizers and parts and service to approximately 70% for environmental and hyperbaric. Favorable domestic sales performance generally represented favorable domestic market conditions in our Control Systems Group lines of business. Domestic sales represented 59.3% of our total sales in fiscal 2008, up from 34.5% in fiscal 2007. Sales to the U.S. Government in fiscal 2008 were $1,828,000 as compared $586,000 in fiscal 2007, representing an increase of $1,242,000 or 211.9%, reflecting contracted research work for two TacModules. U.S. Government sales represented 8.0% of total sales, up from 3.4% in fiscal 2007.
International Sales.
          International sales in fiscal 2008, including those in our foreign subsidiaries, were $7,424,000 as compared to $10,821,000 in fiscal 2007, a decrease of $3,397,000 or 31.4%, and represented 32.7% of total sales as compared to 62.1% in fiscal 2007, primarily representing decreases in ETC Southampton. All product categories except service and spares evidenced decreases, most significantly in dollar volume aircrew training systems (down $1,899,000 or 24.5%) and sterilizers (down $1,138,000 or 82.8%). Aircrew training systems in the prior period benefited from a gyro-lab sale in Japan while sterilizers in the prior period benefited from two large contract sales in Australia.
          Throughout our history, most of the sales for ATS have been made to international customers. In fiscal 2008, international sales totaling at least ten percent of total international sales were made to a customer in Indonesia ($1,302,000) and a customer in Thailand ($1,135,000). Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.
Segment Sales.

	($000 except for %)
Fiscal	Training Services Group		Control Systems Group		Total
Year	$	%	$	%	$	%
2008	7,844	34.5%	14,886	65.5%	22,730	100.0%
2007	9,293	53.3%	8,126	46.7%	17,419	100.0%
          The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Training Services Group (TSG) and Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators, disaster management systems and entertainment applications. CSG includes sterilizers, environmental control devices, hyperbaric chambers along with parts and service support.
          Sales of our TSG products were $7,844,000 in fiscal 2008, a decrease of $1,449,000, or 15.6% from fiscal 2007. Sales of these products accounted for 34.5% of our sales versus 53.3% in fiscal 2007. Sales in our other segment, the CSG increased $6,760,000 to $14,886,000, an increase of 83.2%, and constituted 65.5% of our total sales compared to 46.7% in fiscal 2007.
Gross Profit.

          Gross profit for fiscal 2008 increased by $2,175,000 or 105.0% from fiscal 2007, reflecting the favorable sales performance and resulting gross profit. Additionally, a favorable product and contract mix resulted in an increase in the gross profit rate as a percent of sales to 18.7% for fiscal 2008 versus 11.9% for fiscal 2007. Significantly favorable margin rates were seen in hyperbaric, aircrew training systems and sterilizers.
Selling and Administrative Expenses.
          Selling and administrative expenses increased $2,084,000, or 22.1%, from fiscal 2007. The increase primarily reflected higher legal expenses resulting from the U.S. Navy claim and additional bad debt expense related to the Company’s litigation.
Claim Settlement Costs
          Claim settlement costs in fiscal 2008 were up $634,000, or 21.1% from fiscal 2007. The expenses in both fiscal periods were directly related to the claim settlement with the U.S. Navy. (See Note 1 to the Consolidated Financial Statements, Settlement with U.S. Navy.)
Impairment Expense
          Impairment expense reflected the write down of the remaining goodwill associated with the Company’s purchase of ETC-PZL in 1998. Based on an evaluation of the net undiscounted cash flows expected from ETC-PZL in fiscal 2009, it was determined that the asset representing the net book value over purchase price for this subsidiary would not be recovered.
Research and Development Expenses.
          Research and development expenses increased $109,000, or 19.2%, in fiscal 2008 as compared to fiscal 2007. This increase reflected reduced reimbursement for government grants in our Turkish subsidiary under government research awards. Most of our research efforts, which were and continue to be significant costs of our business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates.
Operating Loss.
          Operating loss was $12,043,000 in fiscal 2008 compared to an operating loss of $10,936,000 in fiscal 2007, an increase in loss of $1,107,000 or 10.1%. Increases in selling, general and administrative expenses, claim settlement and impairment costs were only partially offset by favorable gross profit.
          On a segment basis, TSG had an operating loss of $3,929,000, a decrease of $62,000, or 1.6%, over fiscal 2007, while the CSG had an operating loss of $5,551,000 in fiscal 2008, a decrease in operating loss of $177,000, or 3.2%, from fiscal 2007. These segment operating results were offset, in part, by unallocated corporate expenses of $2,085,000 which were up $868,000, or 41.6%, from fiscal 2007.
Interest Expense.
          Interest expense (net of interest income) increased $431,000, or 37.4%, in fiscal 2008 from fiscal 2007. The current period reflected higher interest expense on higher borrowings and increased non-cash charges for amortization of debt discount on the Company’s subordinated debt.
Other Expense, net.
          Other expense, net, increased $294,000 for fiscal 2008 versus fiscal 2007 reflecting foreign exchange loss in our Polish subsidiary, ETC-PZL coupled with higher letter of credit, license and bank fees.
Provision for Income Taxes.
          Income tax expense in fiscal 2008 resulted from expense timing differences in ETC-PZL as, although ETC-PZL had a book loss for reporting purposes, it reported a profit for tax purposes. Although ETC Southampton reported a pre-tax loss during fiscal 2008, no offsetting income tax benefit and corresponding deferred tax asset was recorded, due to the uncertain nature of their ultimate realization based on past performance and the potential that sufficient taxable income may not be generated in the near future. We will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions.
          Income tax benefit in fiscal 2007 represented tax loss carryforwards in ETC-PZL.
          Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $31.8 million of federal and approximately $37.8 million of state net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, we have established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of our income tax expense. In addition, the Company may be subject to limitation on the use of its net operating losses based on the potential ownership change that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.
Liquidity and Capital Resources
          During fiscal 2008, we used $3,486,000 of cash for operating activities versus a usage of $6,997,000 for fiscal 2007. The improvement primarily reflected significantly favorable cash generated from increases in customer deposits and billings in excess of costs and estimated earnings on long-term contracts which was partially offset by the operating loss and a decrease in the allowances for accounts receivable and inventory.
          The Company’s investing activities used $4,287,000 in fiscal 2008 and consisted primarily of costs for the continued construction activities and the manufacturing of demonstration simulators for our NASTAR Center coupled with higher software enhancements for our Advanced Tactical Fighter Systems technology.
          The Company’s financing activities generated $7,629,000 of cash during fiscal 2008. This primarily reflected the proceeds from the borrowings under the PNC line of credit described below. Additionally, although the Company received $3,300,000 from the issuance of preferred stock to H.F. Lenfest, these funds were restricted solely for use to partially fund the payment under the settlement with the U.S. Navy.
          Bank Credit and Facility
          On July 31, 2007, the Company entered into a revolving credit agreement (the “Credit Agreement”) in order to refinance its indebtedness with PNC in the aggregate amount of up to $15,000,000 (the “Credit Agreement”). This Credit Agreement is a replacement of a credit facility originally entered into with PNC in February 2003.
          Borrowings are to be used for ETC’s working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2009. Borrowings made pursuant to the Credit Agreement will bear interest at either the prime rate (as described in the Note) minus 1.00% or the London Interbank Offered Rate (as described in the Note) plus 0.90%. Additionally, ETC is obligated to pay a fee of 0.125% per annum for unused available funds.
          For the purpose of reducing the risk associated with variable interest rates, ETC has entered into an interest rate swap agreement (Swap Agreement) with PNC which provides for a fixed rate through June 30, 2009, the maturity date of the Swap Agreement, for the borrowings during the first quarter of fiscal 2008. If the Swap Agreement is terminated prior to maturity, an additional payment to PNC or a credit to the Company might be due, based on the relative market rates at the time of termination. The Swap Agreement transaction has been accounted for under FAS No. 133 — “Accounting for Derivative Instruments and Hedging Activities”. At February 28, 2008, ETC recorded a Comprehensive Loss of $228,000 reflecting the reduced value of the interest rate hedge in the accompanying Consolidated Balance Sheets.
          The Credit Agreement contains affirmative and negative covenants for transactions of this type, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Under the Credit Agreement, the Company must maintain a minimum Consolidated Tangible Net Worth of $9,000,000 at the end of each fiscal quarter. At February 29, 2008, the Company failed to meet the Consolidated Tangible Net Worth financial covenant. Additionally, under the Credit Agreement, the Company’s events of default include the obligations of Lenfest as guarantor of the line of credit. Lenfest failed to deliver certain financial statements to the bank within the required time as specified in the Credit Agreement, which also was an event of default under the Agreement. On May 29, 2008 the Company received a waiver from PNC Bank, effective for the period ended February 29, 2008. The waiver does not extend beyond February 29, 2008. The Company has also agreed that Lenfest shall deliver certain additional financial statements on or before October 31, 2008, and failure to do so shall constitute an event of default. Management believes that the Bank will not exercise their rights under the default provisions as contained in the Credit Agreement. Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement. If the Bank exercises its right to call the Loan the Lenfest Guarantee will become enforceable. As noted earlier, Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement and has agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC may not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of AMEX, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
          ETC’s obligations under the Credit Agreement are secured by a personal guarantee from Lenfest under a Restated Guaranty, dated July 31, 2007, made by Lenfest in favor of PNC. ETC will pay Lenfest an annual cash fee of 1% of the loan commitment for his guarantee.
          In connection with entering into the Credit Agreement, ETC entered into an Amended and Restated Reimbursement Agreement with PNC (the “Reimbursement Agreement”), and an Amended and Restated Subordination and Intercreditor Agreement with PNC and Lenfest (the “Subordination Agreement”). The Reimbursement Agreement governs letters of credit issued pursuant to the Credit Agreement. Under the Subordination Agreement, Lenfest agreed to continue to subordinate his rights in connection with a convertible promissory note executed by ETC in favor of Lenfest in the original aggregate principal amount of $10,000,000, dated February 18, 2003, to the rights of PNC in connection with the Line of Credit.
          As a stipulation for Lenfest’s guarantee, the Company repaid $4,000,000 owed to Lenfest under several unsecured promissory notes. ETC utilized $4,000,000 of the facility to repay these balances due Lenfest and $1,000,000 to fund operations. Additionally, the Company has utilized approximately $5,077,000 of the line of credit to collateralize its letters of credit. At February 29, 2008, the Company had $746,000 available under the line of credit.

          Equity Line
          On April 7, 2006, ETC entered into a Preferred Stock Purchase Agreement (the “Lenfest Equity Agreement”) with Lenfest. The Lenfest Equity Agreement permitted us to unilaterally draw down up to $15 million in exchange for shares of our Series B Preferred Stock. The Series B Preferred Stock provides for a dividend equal to six percent per annum. After three years, the Series B Preferred Stock will be convertible, at Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which will be set on the day of each draw down. The Conversion Price was equal to the closing price of our common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns were not permitted on any day when the Conversion Price was less than this floor price. On the sixth anniversary of the Lenfest Equity Agreement, any issued and outstanding Series B Preferred Stock will be mandatorily converted into ETC common stock at each set Conversion Price. The Lenfest Equity Agreement also allows us to redeem any outstanding Series B Preferred Stock any time within its six-year term of the Lenfest Equity Agreement. Any issued and outstanding Series B Preferred Stock will vote with the ETC common stock on an as converted basis. The Lenfest Equity Agreement was terminated on July 31, 2007 upon execution of the credit agreement with PNC Bank on July 31, 2007 (see above).
          In connection with the execution of the Lenfest Equity Agreement, in April 2006 we drew down $3 million by issuing 3,000 shares of Series B Preferred Stock with a Conversion Price equal to $4.95 per share. Additionally, on July 31, 2006, we drew down an additional $3 million by issuing 3,000 shares of Series B Preferred Stock at a conversion price equal to $6.68 per common share. In each instance, the proceeds were used for general corporate purposes.
          By way of a letter dated March 29, 2007, Lenfest agreed to allow ETC to defer until April 6, 2012, or earlier if demanded, the payment of accruing dividends on Series B Preferred Stock issued under the Lenfest Equity Agreement.
          Subordinated Convertible Debt
          In connection with the financing provided by PNC on February 19, 2003, we entered into a Convertible Note and Warrant Purchase Agreement with Lenfest (the “Subordinated Note”), pursuant to which we issued to Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of our common stock. Upon the occurrence of certain events, we will be obligated to issue additional warrants to Lenfest. The Subordinated Note accrues interest at the rate of 10% per annum (Lenfest reduced the rate to 8% on a temporary basis for the period December 1, 2004 through November 30, 2007) and matures on February 18, 2009. At our option, the quarterly interest payments may be deferred and added to the outstanding principal. (Starting with the payment which was due on December 1, 2006, Lenfest has agreed to defer payment of interest until February 18, 2009 or until such time as we receive written demand notice. He has also agreed to waive paying interest on deferred interest payments.) The Subordinated Note entitles Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the Subordinated Note into shares of common stock at a conversion price of $6.05 per share.
          Our obligations to Lenfest under the Subordinated Note are secured by a second lien on all of our assets including all of our real property.
          On March 11, 2008, the Company entered into Amendment No. 1 to Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement Amendment”) and First Amendment to Senior Subordinated Convertible Note (the “Note Amendment”) with Lenfest with respect to that certain Convertible Note and Warrant Purchase Agreement, dated as of February 18, 2003, by and between ETC and Lenfest (the “Convertible Note and Warrant Purchase Agreement”). Under the terms of the Purchase Agreement Amendment, ETC and Lenfest agreed to amend the financial covenants set forth in the Convertible Note and Warrant Purchase Agreement so that they are the same as the financial covenants contained in ETC’s credit agreement with PNC. Under the terms of the Note Amendment, the maturity date of the convertible promissory note in the principal amount of $10,000,000 issued by ETC to Lenfest pursuant to the Convertible Note and Warrant Purchase Agreement was extended from February 18, 2009 to March 1, 2010. The effective date of the Purchase Agreement Amendment and the Note Amendment is February 19, 2008.
          Preferred Stock
          On August 23, 2007, the Company entered into the Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) with Lenfest, pursuant to which, among other things, ETC issued and sold 3,300 shares of its newly-created class of Series C Preferred Stock to Lenfest for $3,300,000. The proceeds from the issuance of the Series C Preferred Stock were restricted solely for use to partially fund a settlement with the U.S. Navy. The proceeds are presented in the accompanying Consolidated Balance Sheets as Restricted Cash.

          The Series C Preferred Stock is convertible by Lenfest at any time into shares of ETC’s common stock at a conversion price of $3.03 per share based on the closing price for ETC’s common stock on August 22, 2007, the trading day immediately prior to the issuance. The Series C Preferred Stock votes with ETC’s common stock on an as-converted basis and is fully convertible into 1,089,108 shares of ETC common stock. The Series C Preferred Stock automatically converts into ETC common shares on the fifth anniversary of the Acquisition. It carries an annual dividend rate of ten percent (10%).
          ETC granted Lenfest certain demand and “piggy back” registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Series C Preferred Stock.
          In connection with Lenfest’s investment in the Series C Preferred Stock, ETC agreed to amend the terms of ETC’s Series B Preferred to (i) increase the annual dividend rate to 10%, (ii) provide for immediate conversion into common stock at the option of Lenfest, and (iii) to remove ETC’s right to redeem the Series B Preferred Stock.
          As allowed in the Series C Purchase Agreement, the Company is accruing dividends for the outstanding Series C Preferred Stock but has deferred payment of these dividends until a subsequent date, up to and including August 23, 2012.
          In connection with the restatement of the Company’s previously issued financial statements for the year ended February 23, 2007, the Company has reclassified the Series B and C Preferred Stock (the “instruments”) from equity to mezzanine. The reclassification is due to the preferential redemption feature of the instruments, which provides that a change in ownership would result in a forced liquidation. A forced liquidation is considered outside the control of the Company. Therefore, the preferential treatment upon an act outside the control of the Company precluded equity treatment under the Securities and Exchange Commission Accounting Series Release (“ASR”) 268 and Topic D98. Prior year’s financial statements have been adjusted to reflect this change.
          Liquidity
          We may need to obtain additional sources of capital in order to continue growing and operating our business. This capital may be difficult to obtain and the cost of this additional capital is likely to be relatively high. However, because we have established businesses in many markets, significant fixed assets including a building, and other valuable business assets which can be used for security, we believe that we will be able to locate such additional capital.
          Our ability to make debt payments depends on future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors, some of which are beyond our control.
          Lenfest Letter Agreement
          On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the American Stock Exchange, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
          Lenfest Acquisition Proposal
          On February 20, 2008, ETC received a proposal from an affiliate of Lenfest to purchase all of the publicly traded shares of the common stock of the Company not owned by Lenfest at the time the acquisition is consummated. The Board of Directors of the Company has formed a committee (the “Transaction Committee”) comprised of independent directors to evaluate the proposal. The Transaction Committee has engaged a financial advisor to assist the Transaction Committee in evaluating the proposal. The Transaction Committee is evaluating the proposal and will make a recommendation with respect to the proposal to the Company’s Board of Directors.
          We believe that existing cash balances at February 29, 2008, cash generated from operating activities and future availability under the PNC line of credit and the commitment from Lenfest to fund ETC’s operations will be adequate to meet our future obligations through at least June 30, 2009.
          The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 8 and 9 to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.
The following table lists the long-term debt and other long-term obligations of the Company as of February 29, 2008.

	Payments Due by Period (in thousands)
		Less Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

Long-term debt, including current maturities	$18,201	$9	$18,192	$—	$—
Operating leases	487	131	356	—	—

Total	$18,688	$140	$18,548	$—	$—

Long-term debt is reported net of unamortized discount of $634,000 on the Company’s subordinated debt.

          Sales Backlog
          Our sales backlog at February 29, 2008 and February 23, 2007, for work to be performed and revenue to be recognized under written agreements after such dates, was $38,281,000 and $13,564,000, respectively. In addition, our training, maintenance and upgrade contracts backlog at February 29, 2008 and February 23, 2007, for work to be performed and revenue to be recognized after such dates under written agreements was $1,028,000 and $1,276,000, respectively. Of the February 29, 2008 backlog, three product lines represented at least 10 percent of the total backlog: aircrew training systems ($24,676,000, 64.5%), environmental products ($4,266,000, 11.1%) and sterilizer products ($4,128,000, 10.8%). Two international customers in the aircrew training systems line represented $19,548,000, 79.2%, of the total aircrew training systems backlog.
          We expect to complete approximately 70% of the February 29, 2008 backlog prior to February 27, 2009, the end of our 2009 fiscal year. Of the February 23, 2007 backlog, we completed approximately 69% by February 29, 2008.
          Our order flow does not follow any seasonal pattern as we receive orders in each fiscal quarter of our fiscal year.

Off-Balance Sheet Arrangements
          There were no off-balance sheet arrangements during the fiscal year ended February 29, 2008 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.
Recent Accounting Pronouncements
          In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures related to derivative and hedging activities, and thereby seeks to improve the transparency of financial reporting. Under SFAS 161, entities are required to provide enhanced disclosures relating to a) how and why an entity uses derivative instruments; b) how derivatives instruments and related hedge items are accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and its related interpretations; and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement shall be effective for the Company beginning November 29, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 161 on its consolidated financial statements.
          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning November 29, 2008.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of the consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also established disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning November 29, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial statements.
Equity Compensation Plan Information

Number of
securities
remaining available
	Number of		for future issuance
	securities to be		under equity
	issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
Plan Category	and rights	and rights	(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	367,487	$6.70	1,203,323

Equity compensation plans not approved by security holders	—	N/A	202,663

Total	367,487	$6.70	1,405,986

The following plans have not been approved by our shareholders:
Employee Stock Purchase Plan
          We have an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% stockholders are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. We make a matching contribution equal to 20% of the employee’s contribution.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Environmental Tectonics Corporation
          We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 29, 2008 and February 23, 2007 and the related consolidated statements of operations, changes in stockholders’ deficiency, and cash flows for the fifty three weeks ended February 29, 2008 and fifty two weeks ended February 23, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 29, 2008 and February 23, 2007, and the consolidated results of their operations and their cash flows for the each of the fifty three weeks ended February 29, 2008 and fifty two weeks ended February 23, 2007 in conformity with accounting principles generally accepted in the United States of America.
          We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 29, 2008 and February 23, 2007 and for the fifty three weeks ended February 29, 2008 and fifty two weeks ended February 23, 2007. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.
/s/ Friedman LLP

East Hanover, New Jersey

May 29, 2008

Environmental Tectonics Corporation
Consolidated Balance Sheets
(in thousands, except share information)

	February 29, 2008	February 23, 2007
		(restated)
ASSETS
Cash and cash equivalents	$1,871	$2,215
Restricted cash	4,526	20
Accounts receivable, net of allowance for bad debt of $746 and $3,372	3,231	2,094
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	3,422	2,816
Inventories	6,773	4,739
Deferred tax asset	43	71
Prepaid expenses and other current assets	790	213

Total current assets	20,656	12,168

Property, plant and equipment, at cost, net	15,208	4,054
Construction in progress	141	8,460
Software development costs, net of accumulated amortization of $12,161 and $10,949 in 2008 and 2007	1,614	2,158
Goodwill	—	455
Other assets	6	30

Total assets	$37,625	$27,325

LIABILITIES
Current portion of long-term debt	$9	$—
Accounts payable — trade	3,060	2,254
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	6,491	1,400
Customer deposits	2,989	794
Accrued claim settlement costs	2,275	—
Accrued interest and dividends	2,287	668
Other accrued liabilities	1,803	1,539

Total current liabilities	18,914	6,655

Long-term obligations, less current portion:
Credit facility payable to bank	8,810	—
Subordinated convertible debt	9,366	8,830
Other long-term debt	16	—

	18,192	8,830

Total liabilities	37,106	15,485

Commitments and contingencies	—	—

Minority interest	50	53

Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding at February 29, 2008 and February 23, 2007	6,000	6,000

Cumulative convertible participating preferred stock, Series C, $.05 par value, 3,300 shares authorized, issued and outstanding at February 29, 2008	3,300	—

STOCKHOLDERS’ DEFICIENCY
Common stock, $.05 par value, 20,000,000 shares authorized; 9,035,355 and 9,028,459 shares issued and outstanding at February 29, 2008 and February 23, 2007	451	451
Additional paid-in capital	16,139	16,662
Accumulated other comprehensive loss	(121)	(149)
Accumulated deficit	(25,300)	(11,177)

Total stockholders’ (deficiency) equity	(8,831)	5,787

Total liabilities and stockholders’ deficiency	$37,625	$27,325

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Operations
(amounts in thousands, except share information)

	53 Weeks Ended	52 Weeks Ended
	February 29, 2008	February 23, 2007
		(restated)

Net sales	$22,730	$17,419
Cost of goods sold	18,484	15,348

Gross profit	4,246	2,071

Operating expenses:
Selling and administrative, including stock compensation expense of $114 and $324	11,518	9,434
Claim settlement costs	3,638	3,004
Impairment charge	455	—
Research and development	678	569

	16,289	13,007

Operating loss	(12,043)	(10,936)

Other expenses:
Interest expense, net	1,582	1,151
Other expense (income), net	236	(58)

	1,818	1,093

Loss before provision for (benefit from) income taxes and minority interest	(13,861)	(12,029)
Provision for (benefit from) income taxes	37	(77)

Loss before minority interest	(13,898)	(11,952)
(Income) loss attributable to minority interest	(3)	8

Net loss	$(13,895)	$(11,944)

Preferred stock dividends	(661)	(259)

Loss applicable to common shareholders	$(14,556)	$(12,203)

Per share information:
Loss per common share applicable to common shareholders:
Basic and diluted	$(1.61)	$(1.35)

Weighted average common shares:
Basic and diluted	9,030,000	9,030,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Changes in Stockholders’ Deficiency
(amounts in thousands, except share information)
For the 53 weeks ended February 29, 2008 and the 52 weeks ended February 23, 2007

				Accumulated
			Additional	other		Total
	Common Stock		Paid-in	comprehensive	Accumulated	stockholders’
	Shares	Amount	Capital	loss	deficit	deficiency
Balance, February 24, 2006	9,024,804	$451	$16,584	$(249)	$767	$17,553

Net loss for the year (restated)					(11,944)	(11,944)
Foreign currency translation adjustment				100		100

Total comprehensive loss						(11,844)
Stock compensation expense			324			324
Issuance of stock under employee Stock Purchase Plan and Board of Director’s compensation	3,655	—	13	—	—	13
Accumulated preferred stock dividends	—	—	(259)	—	—	(259)

Balance, February 23, 2007 (restated)	9,028,459	451	16,662	(149)	(11,177)	5,787
Net loss for the year					(13,895)	(13,895)
Interest hedge valuation					(228)	(228)
Foreign currency translation adjustment				28		28

Total comprehensive loss						(14,095)
Stock compensation expense			114			114
Issuance of stock under employee Stock Purchase Plan and Board of Director’s compensation	6,896		24			24
Accumulated preferred stock dividends	—	—	(661)	—	—	(661)

Balance, February 29, 2008	9,035,355	$451	$16,139	$(121)	$(25,300)	$(8,831)

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

		52 Weeks Ended
	53 Weeks Ended	February 23,
	February 29,	2007
	2008	(restated)
Cash flows from operating activities:
Net loss	$(13,895)	$(11,944)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	1,996	1,857
Accretion of debt discount	536	454
(Decrease) increase in allowance for accounts receivable and inventory	687	2,366
(Income) attributable to minority interest	(3)	(8)
Impairment charge	455	—
Stock compensation expense	138	324
Deferred income taxes (benefit)	28	(71)
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,601)	1,520
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(606)	664
Inventories	(2,257)	(2,806)
Prepaid expenses and other current assets	(577)	351
Other assets	24	19
Increase (decrease) in liabilities:
Accounts payable	806	143
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	5,091	282
Customer deposits	2,195	(83)
Accrued income taxes	—	43
Accrued claim settlement costs	2,275	—
Accrued interest and dividends	958	454
Other accrued liabilities	264	(562)

Net cash used in operating activities	(3,486)	(6,997)

Cash flows from investing activities:
Acquisition of equipment	(3,618)	(308)
Software development costs	(669)	(155)

Net cash used in investing activities	(4,287)	(463)

Cash flows from financing activities:
Borrowings under credit facility	8,810	—
Issuance of notes payable, Lenfest	4,000	3,000
Repayments of notes payable, Lenfest	(4,000)	(3,000)
Other debt obligations	25	—
Issuance of preferred stock	3,300	6,000
Increase in restricted cash	(4,506)	(4)
Issuance of common stock/warrants	—	13

Net cash provided by financing activities	7,629	6,009

Effect of other comprehensive income	(200)	100

Net (decrease) increase in cash and cash equivalents	(344)	(1,351)
Cash and cash equivalents at beginning of year	2,215	3,566

Cash and cash equivalents at end of year	$1,871	$2,215

Supplemental schedule of cash flow information:
Interest paid	$230	$616
Income taxes paid	—	—
Supplemental information on non-cash operating, investing and financing activities:
          In the year ended February 29, 2008, the Company reclassified $8,460,000 from Construction in Progress to Property, Plant and Equipment. In the year ended February 23, 2007, the Company reclassified $8,460,000 from Inventory to Construction in Progress. During the years ended February 23, 2007, $382,000 was reclassified from Inventory to Capitalized Software.
The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements
1. Restatement of Previously Issued Financial Statements
     Environmental Tectonics Corporation (“ETC” or the “Company”) has restated its previously issued financial statements for the fiscal year ended February 23, 2007 and the 13 and 39 week-periods ended November 24, 2006.
     Settlement with U.S. Navy
          History of the Claim Receivable
          In May 2003, the Company filed a certified claim with the Department of the Navy (the “Government”) seeking costs totaling in excess of $5.0 million in connection with a contract for submarine rescue decompression chambers.
          In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue the Company may receive. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Since 2004, the Company had a claim receivable recorded for $3,004,000. The Company’s Form 10-K as originally filed for February 23, 2007 included this claim receivable. This claim receivable was subsequently deemed to be impaired and reserved in full (see below).
          Litigation of the Certified Claim
          On July 22, 2004, the Navy’s contracting officer issued a final decision denying the claim in full. In July 2005, the Company converted this claim into a complaint which the Company filed in the United States Court of Federal Claims. On June 14, 2007, the Government amended its filings to add counterclaims pursuant to the anti-fraud provisions of the Contract Disputes Act, the False Claims Act, and the forfeiture statute.
          Settlement of Litigation and Subsequent Funding
          On June 27, 2007, the Company and the Government filed a Joint Motion to Dismiss with prejudice all of the Company’s claims against the Government, which was granted on June 28, 2007. Additionally, the Company agreed to pay to the Government $3.55 million to reimburse the Government for estimated work to complete the chambers and for litigation expenses ($3.3 million recorded in the first quarter of fiscal 2008 and $250,000 recorded in the second quarter of fiscal 2008) and transfer the submarine rescue decompression chambers to the Navy. As of May 14, 2008, the Company had made all payments required under this settlement agreement and had transferred the chambers to the Government.
          To partially fund the settlement, on August 23, 2007 the Company entered into the Series C Preferred Stock Purchase Agreement with Lenfest, pursuant to which, among other things, ETC issued and sold 3,300 shares of its newly-created class of Series C Cumulative Convertible Participating Preferred Stock (the “Series C Preferred Stock”) to Lenfest for $3,300,000. The proceeds from the issuance of the Series C Preferred Stock were restricted solely for use to partially fund the settlement with the Government.
     Audit Committee Review and Regulatory Compliance Matters
          In July 2007 the Company’s Audit Committee retained independent counsel to review the Government claim issue. While this review was being conducted, the Company could not file its Quarterly Reports on Form 10-Q (“Quarterly Reports”), although preliminary financial results were released and filed on Form 8-K’s for each of the fiscal quarters ended May 25, 2007, August 24, 2007 and November 23, 2007. Since the Company could not file its Quarterly Reports, the Company was notified by the American Stock Exchange (“AMEX”) that it was not in compliance with AMEX’s continued listing standards and in August 2007 the Company submitted a plan to regain compliance. On January 30, 2008, the Company was notified by AMEX that, due to continuing non-compliance with listing standards, they were initiating delisting proceedings. The Company appealed that decision and, on April 9, 2008 representatives of the Company participated in an appeal hearing. As a result of that hearing, on April 16, 2008 the Company was granted a stay of delisting proceedings until May 29, 2008.
          As a result of the allegations made by the Department of Justice in connection with the Navy matter, on October 12, 2007, pursuant to the Federal Acquisition Regulations, the Government placed the Company on suspension, which barred the Company from soliciting contract work with any Government agency. On December 12, 2007, the Company executed an Administrative Agreement, which included a program of compliance reviews, audits and reports, and the Government lifted the suspension.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Change in Independent Registered Public Accounting Firm
          Following the independent counsel’s review, the Company’s auditors, Grant Thornton LLP, resigned from the Company and rescinded their audit opinion for the fiscal years 2003 through 2007. On January 30, 2008, the Company’s Audit Committee engaged Friedman LLP as the Company’s registered public accounting firm.
Restatement of Previously Filed Financial Statements
          Settlement with U.S. Navy
          In November 2007, the independent counsel completed its review. Subsequently, the Company’s Audit Committee, in conjunction with management, concluded that as of November 2006 the claim receivable of $3,004,000 had been impaired.
          On April 24, 2008, the Company announced that it was restating results for the 13 and 39 week-periods ended November 24, 2006 and the fiscal year ended February 23, 2007. This restatement reflected the formal investigation which concluded that the carrying value of the $3,004,000 claim receivable had been impaired during the third quarter of fiscal 2007. This impairment resulted from certain allegations made by the Government during that period which resulted in the counterclaim which was filed by the Government against the Company in June 2007.
          The restatement for the 13 and 39 week-periods ended November 24, 2006 and the fiscal year ended February 23, 2007 involves one change, namely the recording of a reserve against a claim receivable for the full amount of the carrying value of $3,004,000 of the claim receivable. The effect of this adjustment results in a corresponding reduction in accounts receivable, an increase in net loss and a reduction in stockholder’s equity.
          Preferred Stock
          In connection with the restatement of the Company’s previously issued financial statements for the year ended February 23, 2007, the Company has reclassified the Series B and C Preferred Stock (the “instruments”) from equity to mezzanine. The reclassification is due to the preferential redemption feature of the instruments, which provides that a change in ownership would result in a forced liquidation. A forced liquidation is considered outside the control of the Company. Therefore, the preferential treatment upon an act outside the control of the Company precluded equity treatment under the Securities and Exchange Commission Accounting Series Release (“ASR”) 268 and Topic D98. Prior year’s financial statements have been adjusted to reflect this change.
          Due to the Company’s accumulated deficit, all dividends accruing for the Series B and Series C Preferred Stock have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.
          For the discussion of the restatement adjustments, see Note 1 — Restatement of Previously Issued Financial Statements in the accompanying Notes to the Consolidated Financial Statements. All amounts referenced in this Annual Report for the 13 and 39 week-periods ended November 24, 2006 and the fiscal year ended February 23, 2007 reflect the amounts on a restated basis.
Additional Matters Regarding H.F. Lenfest
Lenfest Acquisition Proposal
          On February 20, 2008, ETC received a proposal from an affiliate of Lenfest to purchase all of the publicly traded shares of the common stock of the Company not owned by Lenfest at the time the acquisition is consummated. The Board of Directors of the Company has formed a committee (the “Transaction Committee”) comprised of independent directors to evaluate the proposal. The Transaction Committee has engaged a financial advisor to assist the Transaction Committee in evaluating the proposal. The Transaction Committee is evaluating the proposal and will make a recommendation with respect to the proposal to the Company’s Board of Directors.
Lenfest Letter Agreement
          On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC may not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of AMEX, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
Failure to Meet Financial Covenants under Credit Agreement
          On July 31, 2007, the Company entered into a revolving credit agreement (the “Credit Agreement”) in order to refinance its indebtedness with PNC Bank, National Association (“PNC”) in the aggregate amount of up to $15,000,000. This Credit Agreement is a replacement of a credit facility originally entered into with PNC in February 2003.
          The Credit Agreement contains affirmative and negative covenants for transactions of this type, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Under the Credit Agreement, the Company must maintain a minimum Consolidated Tangible Net Worth of $9,000,000 at the end of each fiscal quarter. At February 29, 2008, the Company failed to meet the Consolidated Tangible Net Worth financial covenant. Additionally, under the Credit Agreement, the Company’s events of default include the obligations of Lenfest as guarantor of the line of credit. Lenfest failed to deliver certain financial statements to the bank within the required time as specified in the Credit Agreement, which also was an event of default under the Agreement. On May 29, 2008 the Company received a waiver from PNC Bank, effective for the period ended February 29, 2008. The waiver does not extend beyond February 29, 2008. The Company has also agreed that Lenfest shall deliver certain additional financial statements on or before October 31, 2008, and failure to do so shall constitute an event of default. Management believes that the Bank will not exercise their rights under the default provisions as contained in the Credit Agreement. Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement. If the Bank exercises its right to call the Loan the Lenfest Guarantee will become enforceable. As noted earlier, Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement and has agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC may not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of AMEX, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
The following financial schedules reflect the impact of these restatements.
Restated Statements of Operations amounts:
          The table below sets forth the effect of the adjustment on the Condensed Consolidated Statement of Operations for the 13 week period ended November 24, 2006.
(unaudited)
(in thousands, except share and per share information)

		Claim
	As Originally	Receivable	As
	Reported	Impairment	Restated

Net sales	$4,718	$—	$4,718
Cost of goods sold	3,688	—	3,688

Gross profit	1,030	—	1,030

Operating expenses:
Selling and administrative	2,568		2,568
Claim settlement costs	—	3,004	3,004
Research and development	43	—	43

	2,611	3,004	5,615

Operating loss	(1,581)	(3,004)	(4,585)

Other expenses:
Interest expense	291	—	291
Other income, net	(43)	—	(43)

	248	—	248

Loss before income taxes	(1,829)	(3,004)	(4,833)
Provision for income taxes	4	—	4

Loss before minority interest	(1,833)	(3,004)	(4,837)
Income attributable to minority interest	33	—	33

Net loss	$(1,866)	$(3,004)	$(4,870)

Preferred stock dividend	(90)	—	(90)

Loss applicable to common shareholders	$(1,956)	$(3,004)	$(4,960))

Per share information:

Basic and diluted loss per share applicable to common shareholders	$(0.22)	$(0.33)	$(0.55)

Basic and diluted weighted average number of common shares	9,027,000	9,027,000	9,027,000

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
          The table below sets forth the effect of the adjustment on the Condensed Consolidated Statement of Operations for the 39 week period ended November 24, 2006
(unaudited)
(in thousands, except share and per share information)

		Claim
	As Originally	Receivable	As
	Reported	Impairment	Restated

Net sales	$13,622	$—	$13,622
Cost of goods sold	11,084	—	11,084

Gross profit	2,538	—	2,538

Operating expenses:
Selling and administrative	7,204		7,204
Claim settlement costs	—	3,004	3,004
Research and development	529	—	529

	7,733	3,004	10,737

Operating loss	(5,195)	(3,004)	(8,199)

Other expenses:

Interest expense	857	—	857
Other income, net	(36)	—	(36)

	821	—	821

Loss before income taxes	(6,016)	(3,004)	(9,020)
Provision for income taxes	13	—	13

Loss before minority interest	(6,029)	(3,004)	(9,033)
Income attributable to minority interest	16	—	16

Net loss	$(6,045)	$(3,004)	$(9,049)

Preferred stock dividend	(169)	—	(169)

Loss applicable to common shareholders	$(6,214)	$(3,004)	$(9,218)

Per share information:

Basic and diluted loss per share applicable to common shareholders	$(0.69)	$(0.33)	$(1.02)

Basic and diluted weighted average number of common shares	9,031,000	9,031,000	9,031,000

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
          The table below sets forth the effect of the adjustment on the Consolidated Statement of Operations for the year ended February 23, 2007.
(unaudited)
(in thousands, except share and per share information)

	As Originally	Claim Receivable	As
	Reported	Impairment	Restated

Net sales	$17,419	$—	$17,419
Cost of goods sold	15,348	—	15,348

Gross profit	2,071	—	2,071

Operating expenses:
Selling and administrative	9,434		9,434
Claim settlement costs	—	3,004	3,004
Research and development	569	—	569

	10,003	3,004	13,007

Operating loss	(7,932)	(3,004)	(10,936)

Other expenses:
Interest expense	1,151	—	1,151
Other income, net	(58)	—	(58)

	1,093	—	1,093

Loss before income taxes	(9,025)	(3,004)	(12,029)
Benefit from income taxes	(77)	—	(77)

Loss before minority interest	(8,948)	(3,004)	(11,952)
Loss attributable to minority interest	(8)	—	(8)

Net loss	$(8,940)	$(3,004)	$(11,944)

Preferred stock dividend	(259)	—	(259)

Loss applicable to common shareholders	$(9,199)	$(3,004)	$(12,203)

Per share information:
Basic and diluted loss per share applicable to common shareholders	$(1.02)	$(0.33)	$(1.35)

Basic and diluted weighted average number of common shares	9,030,000	9,030,000	9,030,000

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
Restated Balance Sheets amounts:
          The table below sets forth the effect of the adjustment on the Condensed Consolidated Balance Sheet as of November 24, 2006.
(in thousands, except share and per share information)

	As Originally
	Reported adjusted
	for
	Preferred Stock	Claim Receivable	As
	Reclass	Impairment	Restated

Assets
Current assets:
Cash	$4,002	$—	$4,002
Restricted cash	19	—	19
Accounts receivable, net of allowance for bad debts of $376 and $3,380	8,381	(3,004)	5,377
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	4,679	—	4,679
Inventories	12,782	—	12,782
Prepaid expenses and other current assets	428	—	428

Total current assets	30,291	(3,004)	27,287
Property, plant and equipment, at cost, net of accumulated depreciation of $12,643	4,099	—	4,099
Software development costs, net of accumulated amortization of $10,773	2,008	—	2,008
Goodwill	455	—	455
Other assets	29	—	29

Total assets	$36,882	$(3,004)	$33,878

Liabilities and Stockholders’ Equity
Liabilities
Current liabilities:
Notes payable	3,000	—	3,000
Accounts payable — trade	1,818	—	1,818
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	2,035	—	2,035
Customer deposits	1,401	—	1,401
Accrued liabilities	2,134	—	2,134

Total current liabilities	10,388	—	10,388

Long-term obligations:
Subordinated convertible debt	8,709	—	8,709

Total liabilities	19,097	—	19,097

Commitments and contingencies

Minority interest	77	—	77

Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding	6,000	—	6,000

Stockholders’ Equity
Common stock; $.05 par value; 20,000,000 shares authorized; 9,026,958 issued and outstanding	451	—	451
Additional paid-in capital	16,455	—	16,455
Accumulated other comprehensive loss	(179)	—	(179)
Accumulated deficit	(5,019)	(3,004)	(8,023)

Total stockholders’ equity	11,708	(3,004)	8,704

Total liabilities and stockholders’ equity	$36,882	$(3,004)	$33,878

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
          The table below sets forth the effect of the adjustment on the Consolidated Balance Sheet as of February 23, 2007.
(in thousands, except share and per share information)

	As Originally
	Reported adjusted
	for
	Preferred Stock	Claim Receivable	As
	Reclass	Impairment	Restated

Assets
Current assets:
Cash	$2,215	$—	$2,215
Restricted cash	20	—	20
Accounts receivable, net of allowance for bad debts of $368 and $3,372	5,098	(3,004)	2,094
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	2,816	—	2,816
Inventories	4,739	—	4,739
Deferred tax asset	71	—	71
Prepaid expenses and other current assets	213	—	213

Total current assets	15,172	(3,004)	12,168
Property, plant and equipment, at cost, net of accumulated depreciation of $12,760	4,054	—	4,054
Construction in progress	8,460		8,460
Software development costs, net of accumulated amortization of $10,949	2,158	—	2,158
Goodwill	455	—	455
Other assets	30	—	30

Total assets	$30,329	$(3,004)	$27,325

Liabilities and Stockholders’ Equity
Liabilities
Current liabilities:
Accounts payable — trade	2,254	—	2,254
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	1,400	—	1,400
Customer deposits	794	—	794
Accrued liabilities	2,207	—	2,207

Total current liabilities	6,655	—	6,655

Long-term obligations:
Subordinated convertible debt	8,830	—	8,830

Total liabilities	15,485	—	15,485

Commitments and contingencies

Minority interest	53	—	53

Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding	6,000	—	6,000

Stockholders’ Equity
Common stock; $.05 par value; 20,000,000 shares authorized; 9,028,459 issued and outstanding	451	—	451
Additional paid-in capital	16,662	—	16,662
Accumulated other comprehensive loss	(149)	—	(149)
Accumulated deficit	(8,173)	(3,004)	(11,177)

Total stockholders’ equity	8,791	(3,004)	5,787

Total liabilities and stockholders’ equity	$30,329	$(3,004)	$27,325

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
2. Nature of Business and Liquidity Matters:
          Environmental Tectonics Corporation is principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of its products are made principally to U.S. and foreign government agencies and to the entertainment market. We operate in two primary business segments, the Training Services Group (TSG) and the Control Systems Group (CSG).
          Training Services Group. This segment includes three primary product groups: aircrew training devices and services, disaster management training and systems, and entertainment products.
          Control Systems Group. This segment includes three primary product lines: sterilizers, environmental control systems and other products, and hyperbarics.
          The Company’s fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February. Certain amounts from prior consolidated financial statements have been reclassified to conform to the presentation in fiscal 2008.
          The Company has experienced net cash usages from operations of $3,518,000 and $6,997,000 for fiscal years 2008 and 2007, respectively.
          On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the American Stock Exchange, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
          On February 20, 2008, ETC received a proposal from an affiliate of Lenfest to purchase all of the publicly traded shares of the common stock of the Company not owned by Lenfest at the time the acquisition is consummated. The Board of Directors of the Company has formed a committee (the “Transaction Committee”) comprised of independent directors to evaluate the proposal. The Transaction Committee has engaged a financial advisor to assist the Transaction Committee in evaluating the proposal. The Transaction Committee is evaluating the proposal and will make a recommendation with respect to the proposal to the Company’s Board of Directors.
          We believe that existing cash balances at February 29, 2008, cash generated from operating activities and future availability under the PNC line of credit and the commitment from Lenfest to fund ETC’s operations will be adequate to meet our future obligations through at least June 30, 2009.
3.	Summary of Significant Accounting Policies:

Principles of Consolidation:
          The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiaries Entertainment Technology Corporation, ETC Delaware, and ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. “ETC SH” refers to the company’s corporate headquarters and main production plant located in Southampton, Pennsylvania, USA. All material inter-company accounts and transactions have been eliminated in consolidation.
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
Revenue Recognition:
          On long-term contracts, with a contract value over $250,000 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that a contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise the cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract.
          Revenue for contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services included in the contract, is recognized on the date that the finished product is shipped to the customer.
          Revenue derived from the sale of parts and services is also recognized on the date that the finished product is shipped to the customer. Revenue on contracts under $250,000, or to be completed in less than six months, and where post-shipment services (such as installation and customer acceptance) are required, is recognized following customer acceptance. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.
          In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, and for amounts in excess of contract value, is generally appropriate if it is probable that the claim will result in additional contract revenue and if the Company can reliably estimate the amount of additional contract revenue the Company may receive. However, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim. Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.
           Cash:
          Cash include short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $100,000. During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts. However, significant portions of the Company’s funds are with one financial institution, which has had no experience of significant customer losses to date.
           Restricted Cash:
          Restricted cash represents proceeds from the issuance of Series C Preferred Stock to fund the settlement with the U.S. Navy. Additionally, the Company had monies on deposit in Turkey securing a performance guarantee in Turkey.
           Inventories:
          Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor and overhead components. The Company periodically reviews the net realizable value of the inventory and, if necessary, records a reserve to reflect the net realizable value of the inventory.
           Depreciation of Property, Plant and Equipment:
          Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years. Accelerated depreciation methods are used for tax purposes. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Goodwill:
          Goodwill of $662,000 was recorded in fiscal 1999 for the Company’s 65% ownership purchase of ETC-PZL Aerospace Industries, SP. Z O.O. On September 27, 2000, the Company purchased an additional 30% ownership for $300,000. Goodwill of $24,000 was recorded in fiscal 2001 for the Company’s purchase of 99% of ETC Europe. The Company did not record any amortization expense in fiscal years 2008 and 2007. The net value of goodwill as of February 23, 2007 was $455,000. Based on an evaluation of the net undiscounted cash flows expected from ETC-PZL in fiscal 2009, it was determined that the asset representing the net book value over purchase price for this subsidiary would not be recovered. Therefore, the entire amount of Goodwill, $455,000, remaining from this purchase was charged to operations in fiscal 2008. This expense is included in the Consolidated Statement of Operations as an Impairment charge of $455,000 for the 52 weeks ended February 29, 2008. There was no impairment charge for fiscal 2007.
           Capitalized Software Development Costs:
          The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $774,000 and $537,000 respectively, for the fiscal years ended February 29, 2008 and February 23, 2007. Related software amortization totaled $1,213,000 and $1,231,000, respectively, for fiscal 2008 and 2007.
           Research and Development:
          Research and development expenses are charged to operations as incurred. During fiscal 2008 and 2007, the Company incurred research and development costs of approximately $678,000 and $569,000, respectively.
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
           Share-Based Compensation:
          The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R) effective February 25, 2006. SFAS No. 123(R) requires the Company to recognize expense related to the fair value of stock-based compensation awards, including employee stock options. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock options using the intrinsic value method of APB Opinion No. 25, and it did not recognize compensation expense in its income statement for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company also provided certain pro forma disclosures for stock option awards as if the fair value-based approach of SFAS No. 123(R) had been applied.
          The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore has not restated its financial results for prior periods. Under this transition method, the Company applied the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled after February 24, 2006. Additionally, for unvested awards granted prior to the effective date of the Company’s adoption of SFAS No. 123(R), the Company recognizes compensation expense in

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
the same manner as was used in its income statement or for pro-forma disclosures prior to the effective date of its adoption of SFAS No. 123(R).
           Advertising Costs:
          The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $310,000 and $351,000 in fiscal 2008 and 2007, respectively.
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
           Recent Accounting Pronouncements
          In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures related to derivative and hedging activities, and thereby seeks to improve the transparency of financial reporting. Under SFAS 161, entities are required to provide enhanced disclosures relating to a) how and why an entity uses derivative instruments; b) how derivatives instruments and related hedge items are accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and its related interpretations; and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement shall be effective for the Company beginning November 29, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 161 on its consolidated financial statements.
          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning November 29, 2008.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of the consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also established disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning November 29, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
4.	Accounts Receivable:
The components of accounts receivable at February 29, 2008 and February 23, 2007 are as follows:

	(in thousands)
	February 29, 2008	February 23, 2007
U.S. government receivables billed and unbilled contract costs subject to negotiation	$315	$3,135
U.S. commercial receivables billed	2,573	1,525
International receivables billed	1,089	806

	3,977	5,466
Less allowance for doubtful accounts	(746)	(3,372)

	$3,231	$2,094

          Unbilled contract costs subject to negotiation as of February 23, 2007, represent claims made against the U.S. Government under a contract for a submarine rescue decompression chamber project. These costs totaling $3,004,000 were fully reserved, which was subsequently disposed after settlement (See Note 1 — Restatement of Previously Issued Financial Statements).

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
5. Costs and Estimated Earnings on Uncompleted Contracts:
          Unbilled costs
          The following is a summary of long-term contracts in progress at February 29, 2008 and February 23, 2007

	(in thousands):
	February 29, 2008	February 23, 2007

Cost incurred on uncompleted long-term contracts	$44,451	$40,395
Estimated earnings	12,071	14,953

	56,522	55,348
Less billings to date	(59,591)	(53,932)

	$(3,069)	$1,416

          Included in accompanying balance sheets under the following captions:

	February 29, 2008	February 23, 2007
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$3,422	$2,816
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(6,491)	(1,400)

	$(3,069)	$1,416

          Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for anticipated losses on contracts of $200,000 in fiscal 2008 and 2007.
6. Inventories:
          Inventories consist of the following:

	(in thousands)
	February 29, 2008	February 23, 2007
Raw material	$90	$95
Work in process	5,916	3,820
Finished goods	767	824

Total inventory	$6,773	$4,739

Inventory is presented above net of an allowance for obsolescence of $1,222,000 (Raw material $90,000, Work in process $571,000 and Finished goods $561,000) and $991,000 (Raw material $95,000, Work in process $326,000 and Finished goods $570,000) in fiscal 2008 and 2007, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
7. Property, Plant and Equipment:
          The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 29, 2008 and February 23, 2007:

	February 29, 2008	February 23, 2007
	(in thousands)

Land	$100	$100
Buildings and building additions	3,851	3,763
Machinery and equipment	21,034	10,024
Office furniture and equipment	1,194	1,379
Building improvements	2,466	1,548

	28,645	16,814
Less accumulated depreciation	(13,437)	(12,760)

Property, plant and equipment, net	$15,208	$4,054

          Depreciation expense for the fiscal years ended February 29, 2008 and February 23, 2007 was $783,000 and $624,000, respectively. The Company had recorded as Construction in Progress $8,460,000 in costs for building improvements and equipment associated with its NASTAR Center, as of February 23, 2007. During fiscal 2008, the NASTAR Center became operational and these assets were reclassed to property, plant and equipment. At February 29, 2008, the Company had recorded $141,000 as Construction in Progress for tube manufacturing for hyperbaric chambers.
8. Long-Term Obligations and Credit Arrangements:
Lenfest Letter Agreement
          On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the American Stock Exchange, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
Bank Credit and Facility
          On July 31, 2007, the Company entered into a revolving credit agreement (the “Credit Agreement”) in order to refinance its indebtedness with PNC Bank, National Association (“PNC”) in the aggregate amount of up to $15,000,000. This Credit Agreement is a replacement of a credit facility originally entered into with PNC in February 2003.
          Borrowings are to be used for ETC’s working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2009. Borrowings made pursuant to the Credit Agreement will bear interest at either the prime rate (as described in the Note) minus 1.00% or the London Interbank Offered Rate (as described in the Note) plus 0.90%. Additionally, ETC is obligated to pay a fee of 0.125% per annum for unused available funds.
          For the purpose of reducing the risk associated with variable interest rates, ETC has entered into an interest rate swap agreement (Swap Agreement) with PNC which provides for a fixed rate through June 30, 2009, the maturity date of the Swap Agreement, for the borrowings during the first quarter of fiscal 2008. If the Swap Agreement is terminated prior to maturity, an additional payment to PNC or a credit to the Company might be due, based on the relative market rates at the time of termination. The Swap Agreement transaction has been accounted for under FAS No. 133 — “Accounting for Derivative and Instruments and Hedging Activities”. At February 28, 2008, ETC recorded a Comprehensive Loss of $228,000 reflecting the reduced value of the interest rate hedge in the accompanying Consolidated Balance Sheets.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The Credit Agreement contains affirmative and negative covenants for transactions of this type, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Under the Credit Agreement, the Company must maintain a minimum Consolidated Tangible Net Worth of $9,000,000 at the end of each fiscal quarter. At February 29, 2008, the Company failed to meet the Consolidated Tangible Net Worth financial covenant. Additionally, under the Credit Agreement, the Company’s events of default include the obligations of Lenfest as guarantor of the line of credit. Lenfest failed to deliver certain financial statements to the bank within the required time as specified in the Credit Agreement, which also was an event of default under the Agreement. On May 29, 2008 the Company received a waiver from PNC Bank, effective for the period ended February 29, 2008. The waiver does not extend beyond February 29, 2008. The Company has also agreed that Lenfest shall deliver certain additional financial statements on or before October 31, 2008, and failure to do so shall constitute an event of default. Management believes that the Bank will not exercise their rights under the default provisions as contained in the Credit Agreement. Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement. If the Bank exercises its right to call the Loan the Lenfest Guarantee will become enforceable. As noted earlier, Lenfest is a guarantor of the Company’s borrowings under the Credit Agreement and has agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC may not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of AMEX, if required. ETC’s objective will be to either replace or supplant any financing provided by Lenfest with third party commitments on a best efforts basis.
          ETC’s obligations under the Credit Agreement are secured by a personal guarantee from Lenfest under a Restated Guaranty, dated July 31, 2007, made by Lenfest in favor of PNC. ETC will pay Lenfest an annual cash fee of 1% of the loan commitment for his guarantee.
          In connection with entering into the Credit Agreement, ETC entered into an Amended and Restated Reimbursement Agreement with PNC (the “Reimbursement Agreement”), and an Amended and Restated Subordination and Intercreditor Agreement with PNC and Lenfest (the “Subordination Agreement”). The Reimbursement Agreement governs letters of credit issued pursuant to the Credit Agreement. Under the Subordination Agreement, Lenfest agreed to continue to subordinate his rights in connection with a convertible promissory note executed by ETC in favor of Lenfest in the original aggregate principal amount of $10,000,000, dated February 18, 2003, to the rights of PNC in connection with the Line of Credit.
          As a stipulation for Lenfest’s guarantee, the Company repaid $4,000,000 owed to Lenfest under unsecured promissory notes. ETC utilized $4,000,000 of the facility to repay these balances due Lenfest and $1,000,000 to fund operations. Additionally, the Company has utilized approximately $5,077,000 of the line of credit to collateralize its letters of credit. At February 29, 2008, the Company had $746,000 available under the line of credit.
          Long-term obligations at February 29, 2008 and February 23, 2007 consist of the following:

	(in thousands)
	February 29, 2008	February 23, 2007
Note payable to bank	$8,810	$—
Automobile loan	25	—
Subordinated convertible debt, net of unamortized discount of $634 and $1,170 at February 29, 2008 and February 23, 2007, respectively	9,366	8,830

	$18,201	$8,830

          The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2009	$9
2010	18,185
2011	7
2012 and thereafter	—

Total future obligations	$18,201

          The interest rate in the Company’s subordinated debt agreement is 10% per annum. However, Lenfest reduced the interest rate to 8% per annum for the period December 1, 2004 through November 30, 2008.
Equity Line
          On April 7, 2006, the Company entered into a Preferred Stock Purchase Agreement (the “Lenfest Equity Agreement”) with Lenfest. The Lenfest Equity Agreement permitted ETC to unilaterally draw down up to $15 million in exchange for shares of the Company’s Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”). The Preferred Stock provides for a dividend equal to 6% per annum. On August 23, 2007, the dividend was amended to 10% per annum, effective from August 23, 2007. The Preferred Stock is convertible, at Lenfest’s request, into ETC common shares at a conversion price (the “Conversion Price”) which was set on the day of each draw down. The Conversion Price will be equal to the closing price of the Company’s common stock on the trading day immediately preceding the day in which the draw down occurs, subject to a floor price of $4.95 per common share. Drawdowns were not permitted on any day when the Conversion Price would be less than this floor price. On the sixth anniversary of the Lenfest Equity Agreement, any issued and outstanding Preferred Stock will be mandatorily converted into

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
ETC common stock at each set Conversion Price. The Preferred Stock will vote with the ETC common stock on an as converted basis.
          In connection with the execution of the Lenfest Equity Agreement, the Company drew down $3 million by issuing 3,000 shares of Preferred Stock with a Conversion Price equal to $4.95 per share. Additionally, on July 31, 2006, the Company drew down an additional $3 million by issuing 3,000 shares of Preferred Stock at a conversion price equal to $6.68 per common share. The Lenfest Equity Agreement was terminated on July 31, 2007 upon execution of the credit agreement with PNC Bank.
          By way of a letter dated March 29, 2007, Lenfest agreed to allow the Company to defer until April 6, 2012, or earlier if demanded, the payment of accruing dividends on the Series B Preferred Stock issued under the Lenfest Equity Agreement.
Preferred Stock
          On August 23, 2007, the Company entered into the Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) with Lenfest, pursuant to which, among other things, ETC issued and sold 3,300 shares of its newly-created class of Series C Preferred Stock to Lenfest for $3,300,000. The proceeds from the issuance of the Series C Preferred Stock were restricted solely for use to partially fund a settlement with the U.S. Navy. The proceeds are presented in the accompanying Consolidated Balance Sheets as Restricted Cash.
          The Series C Preferred Stock is convertible by Lenfest at any time into shares of ETC’s common stock at a conversion price of $3.03 per share based on the closing price for ETC’s common stock on August 22, 2007, the trading day immediately prior to the issuance. The Series C Preferred Stock votes with ETC’s common stock on an as-converted basis and is fully convertible into 1,089,108 shares of ETC common stock. The Series C Preferred Stock automatically converts into ETC common shares on the fifth anniversary of the Acquisition. It carries an annual dividend rate of ten percent (10%).
          ETC granted Lenfest certain demand and “piggy back” registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Series C Preferred Stock.
          In connection with Lenfest’s investment in the Series C Preferred Stock, ETC agreed to amend the terms of ETC’s Series B Preferred Stock to (i) increase the annual dividend rate to 10%, (ii) provide for immediate conversion into common stock at the option of Lenfest, and (iii) to remove ETC’s right to redeem the Series B Preferred Stock.
          As allowed in the Series C Purchase Agreement, the Company is accruing dividends for the outstanding Preferred Stock but has deferred payment of these dividends until a subsequent date, up to and including August 23, 2012.
          In connection with the restatement of the Company’s previously issued financial statements for the year ended February 23, 2007, the Company has reclassified the Series B and C Preferred Stock (the “instruments”) from equity to mezzanine. The reclassification is due to the preferential redemption feature of the instruments, which provides that a change in ownership would result in a forced liquidation. A forced liquidation is considered outside the control of the Company. Therefore, the preferential treatment upon an act outside the control of the Company precluded equity treatment under the Securities and Exchange Commission Accounting Series Release (“ASR”) 268 and Topic D98. Prior year’s financial statements have been adjusted to reflect this change.
          Due to the Company’s accumulated deficit, all dividends accruing for the Series B and Series C Preferred Stock have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.
Subordinated Convertible Debt
          In connection with the financing provided by PNC on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with Lenfest, pursuant to which the Company issued to Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Lenfest. The Subordinated Note accrues interest at the rate of 10% per annum (Lenfest reduced the rate to 8% per annum for the period December 1, 2004 through November 30, 2007) and matures on February 18, 2009. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. The Subordinated Note entitles Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of ETC common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of ETC common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the ETC common stock for the 25 consecutive trading days immediately preceding the date of exercise.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          The obligations of the Company to Lenfest under the Subordinated Note are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.
Subordinated Convertible Debt Discount
          During fiscal 2003, the Company had recorded $2,609,000 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the promissory note executed in favor of Lenfest and the value of the associated warrants issued in connection with the 2003 Refinancing. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $536,000 and $454,000 in fiscal 2008 and fiscal 2007, respectively.
Unsecured Promissory Notes
          In addition to the subordinated convertible debt, on November 16, 2006, the Company executed an Unsecured Promissory Note (the “Lenfest Note”) in favor of Lenfest in the aggregate principal amount of $3,000,000. Pursuant to the terms of the Lenfest Note, ETC was entitled to borrow up to $3,000,000, in increments of $1,000,000, prior to the maturity date of October 6, 2007. As of May 25, 2007, ETC owed $2,000,000 under the Lenfest Note. In June 2007, the Company drew down the remaining $1million available under the Lenfest Note. On June 28, 2007, the Company borrowed and executed an additional Unsecured Promissory Note in favor of Lenfest in the aggregate principal amount of $1,000,000. These promissory notes were repaid in July 2007 in connection with the Bank Credit and Facility (see above).
          The following table summarizes the subordinated convertible debt as of February 29, 2008:

(in thousands)
Face Value	$10,000
Less value of conversion feature	(1,400)
Less value of warrants	(1,209)

7,391
Accretion 2008	536
Accretion 2007	454
Accretion prior years	985

Carrying value at February 29, 2008	$9,366

          The following table lists the long-term debt and other long-term obligations of the Company as of February 29, 2008.

	Payments Due by Period (in thousands)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt, including current maturities	$18,201	$9	$18,192	$—	$—
Operating leases	487	131	356	—	—

Total	$18,688	$140	$18,548	$—	$—

          Long-term debt is reported net of unamortized discount of $634,000 on the Company’s subordinated debt.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
9. Leases:
          Operating Leases
The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under non-cancelable operating leases having a remaining term expiring after one fiscal year as of February 29, 2008 are $131,000 in 2009; $131,000 in 2010; $131,000 in 2011; and $94,000 in 2012 and thereafter. Total rental expense for all operating leases for the fiscal years ended February 29, 2008 and February 23, 2007 was $213,000, and $177,000, respectively.
10. Income Taxes:
          The components of the provision for income taxes are as follows:

	(in thousands)
	52 Weeks Ended	52 Weeks Ended
	February 29, 2008	February 23, 2007
	$	$
Currently (receivable) payable
Federal	—	—
State	—	—
Foreign (benefits) taxes	37	(6)

	37	(6)

Deferred:
Federal	—	—
State	—	—
Foreign benefit	—	(71)

	$37	$(77)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	52 Weeks Ended	52 Weeks Ended
	February 29, 2008	February 23, 2007

Statutory income tax	(34.0)%	(34.0)%
State income tax, net of federal tax benefit	(3.7)	(0.0)
Research and experimentation and other tax credits	(1.0)	(1.6)
Benefit of foreign and foreign-source income or loss	(1.2)	(0.9)
Change in valuation allowance	43.2	35.1
Other, net	(3.6)	0.5

	(0.3)%	(0.9)%

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
The tax effects of the primary temporary differences are as follows:

	(in thousands)
	2008	2007
Deferred tax assets:
Vacation reserve	$69	$66
Inventory reserve	464	317
Receivable reserve	278	137
Warranty reserve	63	63
Compensation and other reserves	58	40
Stock options	97	96
ETC — PZL deferred tax asset	43	82
Net operating loss and credits	13,669	8,536
Other, net	75	74

	14,816	9,411

Valuation Reserve	(13,558)	(8,149)

Total current deferred tax asset	$1,258	$1,262

Deferred tax liabilities:
Amortization of capitalized software	$727	$886
Depreciation	488	305

Total non-current deferred tax liability	$1,215	$1,191

Net deferred tax asset	$43	$71

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $31.8 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense. In addition, the Company may be subject to limitation on the use of its net operating losses based on the potential ownership change that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.
11. Business Segment Information:
          The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Training Services Group (TSG) and the Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators, disaster management systems and entertainment applications. CSG includes sterilizers, environmental control devices, hyperbaric chambers along with parts and service support.
          The following segment information reflects the accrual basis of accounting.

	(amounts in thousands)
	Training Services	Control Systems
	TSG	CSG	Total
Fiscal 2008

Net sales	$7,844	$14,886	$22,730
Interest expense	1,171	411	1,582
Depreciation and amortization	1,380	616	1,996
Operating loss	(3,929)	(5,551)	(9,480)
Income tax benefit	37	—	37
Identifiable assets	7,369	7,669	15,038
Expenditures for segment assets	3,407	287	3,694
Fiscal 2007 (restated)

Net sales	$9,293	$8,126	$17,419
Interest expense	852	299	1,151
Depreciation and amortization	973	884	1,857
Operating loss	(3,991)	(5,728)	(9,719)
Income tax benefit	(77)	—	(77)
Goodwill	455	—	455
Identifiable assets	7,698	4,109	11,807
Expenditures for segment assets	160	148	308

	2008	2007 (restated)
Reconciliation to consolidated amounts:
Segment assets	$15,038	$11,807
Corporate assets	22,587	15,518

Total assets	$37,625	$27,325

Segment operating (loss)/income	$(9,480)	$(9,719)
Less interest expense	(1,582)	(1,151)
Income tax (provision) benefit	(37)	77

Total loss for segments	(11,099)	(10,793)
Corporate home office expense	(2,085)	(1,217)
Impairment charge	(455)	—
Other expenses	(259)	58
Minority interest	3	8

Net loss	$(13,895)	$(11,944)

          Segment operating income consists of net sales less applicable costs and expenses relating to these revenues. Unallocated expenses including general corporate expenses, letter of credit fees and income taxes have been excluded from the determination of the total profit for segments. General corporate expenses are primarily central administrative office expenses. Property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          International sales in fiscal 2008 totaling at least $500,000 per country were made to customers in Indonesia, Thailand, Turkey, Japan and Saudi Arabia. In fiscal 2007, international sales totaling at least ten percent of total international sales were made to one customer in Japan for $3,365,000. Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.
          In fiscal 2008, one customer represented individually 10% or more of total sales, General Motors, totaling $3,898,000 or 17.2% (CSG segment) of total sales. In fiscal 2007, approximately 26% of sales totaling $4,465,000 were made to two customers, one customer in Japan (TSG segment) and one domestic customer (CSG segment).
          Included in the segment information for the years ended February 29, 2008 and February 23, 2007 are export sales of $7,424,000 and $10,821,000, respectively. Sales to the U.S. government and its agencies aggregated $1,828,000 and $586,000 for the years ended February 29, 2008 and February 23, 2007, respectively.
12. Stock Options:
A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 29, 2008		February 23, 2007
		Weighted average		Weighted average
	Shares	Exercise price	Shares	exercise price

Outstanding at beginning of year	371,928	$6.70	247,939	$7.31
Granted	—	—	124,639	5.46
Exercised	—	—	(650)	3.31
Forfeited	—	—	—	—

Outstanding at end of year	371,928	6.70	371,928	6.70

Options exercisable at year end	332,816		310,496
Weighted average fair value of options granted during the year		$—		$6.76
          The following information applies to options outstanding at February 29, 2008:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	Outstanding at	remaining	average	exercisable at	average
	February 23,	contractual	exercise	February 23,	exercise
Range of exercise prices	2007	life (years)	price	2007	price
$5.00 to $5.12	114,500	6.7 years	$5.08	114,500	$5.08
$7.24 to $7.81	257,428	3.8 years	$7.41	218,316	$7.56

Total	371,928			332,816

          The cost for stock option compensation was $114,000 and $324,000 for the years ended February 29, 2008 and February 29, 2008, respectively.
          As February 29, 2008, the remaining prospective pre-tax cost of unvested stock option employee compensation was $44,000, which will be expensed on a pro-rata basis going forward.
          At February 29, 2008, the Company had two stock-based compensation plans, one for employees and one for non-employee members of the Board of Directors.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Employee Stock Plan:
          In August 1999, the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1999. The plan authorizes a committee of the Board of Directors to grant options for the purchase of up to 1,000,000 shares of common stock to qualifying officers and other key employees. The plan provides that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Depending on specific grants, options may be exercised on a cumulative basis at the rate of either 50% or 25% per year commencing one year after the date of grant and have a maximum term of 10 years. The Plan will terminate on August 1, 2008. At February 29, 2008, there were 712,513 shares available to be granted under the Plan.
          Non-employee Director Stock Plan:
          In September 2005, the Company adopted subsequent to shareholder approval a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of common stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee. Granted options have a maximum term of 10 years. The Plan shall remain in effect until terminated by the Board of Directors. At February 29, 2008, there were 520,000 shares available to be granted under the Plan.
          The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2007: expected volatility of 45.4% to 53.4%; risk-free interest rate of 4.56% and 4.71%; and an expected life of 10 years. There were no grants of stock options in fiscal 2008.
13. Other Related Party Transactions
          ETC purchases industrial products from Industrial Instruments Corp. which is owned by Christine and Charles Walter, the daughter and son-in-law of William F. Mitchell, ETC’s President and Chief Executive Officer. During fiscal 2008 and 2007, the Company purchased $315,000 and $265,000, respectively, from Industrial Instruments. ETC also rents office space to Industrial Instruments at ETC’s corporate headquarters. During both fiscal 2008 and 2007, Industrial Instruments paid to ETC rent in the amounts of $8,000.
          ETC purchases travel accommodations from Jet Set, a company that employes Kathleen Mahon, the daughter of Mr. Mitchell. During fiscal 2008 and 2007, ETC purchased travel through Jet Set totaling $254,000 and, $217,000, respectively, and Ms. Mahon received approximately $12,000 from her employer in each fiscal period in commissions on account of such purchases. Ms. Mahon is also engaged by ETC as a consultant to review expense reports submitted by Company employees. During fiscal 2008 and 2007, Ms. Mahon received $11,000 and $10,000, respectively in consideration of such services.
          ETC also employs William F. Mitchell, Jr., the son of Mr. Mitchell, as its Vice President, Contracts/Purchasing, and David Mitchell, the son of Mr. Mitchell, as its Business Unit Manger for the Sterilizer Division. In fiscal 2008, David Mitchell received $141,000 in compensation from ETC.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
14. Commitments and Contingencies
Claims and Litigation:
U.S. Navy
          In May 2003, the Company filed a certified claim with the Department of the Navy (the “Government”) seeking costs totaling in excess of $5.0 million in connection with a contract for submarine rescue decompression chambers. On July 22, 2004, the Navy’s contracting officer issued a final decision denying the claim in full. In July 2005, the Company converted this claim into a complaint which the Company filed in the United States Court of Federal Claims. On June 14, 2007, the Government amended its filings to add counterclaims pursuant to the anti-fraud provisions of the Contract Disputes Act, the False Claims Act, and the forfeiture statute. On June 27, 2007, the Company and the Government filed a Joint Motion to Dismiss with prejudice all of the Company’s claims against the Government, which motion was granted on June 28, 2007. Additionally, the Company agreed to pay to the Government $3.55 million ($3.3 million recorded in the first quarter of fiscal 2008 and $250,000 recorded in the second quarter of fiscal 2008) and transfer the submarine rescue decompression chambers to the Navy. In February 2008, the Government approved the settlement. As of May 14, 2008, the Company has made all payments required under this settlement agreement and has delivered the chambers to the Navy.
          On October 2, 2007, the Company was suspended by the Department of the Navy from soliciting work for the federal government pursuant to the Federal Acquisition Regulation. Effective December 12, 2007, the Department of the Navy lifted the Company’s suspension pursuant to the execution by the Company and the Department of the Navy of an Administrative Agreement. IN accordance with the Administrative Agreement, the Company has established and implemented a program of compliance reviews, audits and reports. See Note 1 — Restatement of Previously Issued Financial Statements in the accompanying Notes.
Walt Disney World Co.
          In June 2003, Entertainment Technology Corporation (“EnTCo”), our wholly owned subsidiary, filed suit against Walt Disney World Co. and other entities (“Disney”) in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under a contract for the design and production of the amusement park ride “Mission: Space” located in Disney’s Epcot Center. In response, in August 2003, Disney filed counterclaims against both EnTCo and ETC (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney alleges damages from $36 million to $65 million plus punitive damages (collectively, the “2003 Litigation”). In December 2005, EnTCo filed a second lawsuit against Disney, alleging breach of confidentiality and unfair trade practices (the “2005 Litigation”). The 2003 Litigation has been stayed until the 2005 Litigation is ready for trial. We believe that we have valid defenses to the counterclaims asserted by Disney in the 2003 Litigation. We are not able to predict the outcome of the 2003 Litigation. On March 26, 2008, the Court granted summary judgment in favor of Disney and against the Company and dismissed the Company’s claim in the 2005 Litigation. On April 7, 2008, the Company filed a motion for reconsideration asking the Court to reconsider its March 2008 decision in the 2005 Litigation. The motion for reconsideration had not been decided as of May 29, 2008.
Other Matters
          Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against us. In our opinion, after consultation with legal counsel handling these specific matters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on our financial position or results of operations if disposed of unfavorably.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
15. Employee Benefit Plan:
          The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributions to the plan are based on a percentage of the employees’ qualifying contributions. The Company’s contributions totaled $144,000 and $112,000 in fiscal 2008 and fiscal 2007, respectively.
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
16. Quarterly Consolidated Financial Information (Unaudited):
          Financial data for the interim periods of fiscal 2008 and 2007 were as follows (amounts in thousands):

	Quarter ended:
	May 25,	August 24,	November 23,	February 29,
Fiscal Year 2008	2007	2007	2007	2008

Net sales	$4,347	$4,247	$6,701	$7,435
Gross profit (loss)	895	543	1,222	1,586
Operating loss	(5,347)	(2,579)	(1,627)	(2,490)
Loss before income taxes	(5,731)	(2,976)	(2,094)	(3,060)
Minority interest	(6)	(6)	4	5
Net loss	(5,725)	(2,970)	(2,098)	(3,102)
Loss per common share:
Basic	($0.64)	($0.34)	($0.26)	($0.37)
Diluted	($0.64)	($0.34)	($0.26)	($0.37)

	Quarter ended:
	May 26,	August 25,	November 24,	February 23,
Fiscal Year 2007	2006	2006	2006	2007
			(restated)*
Net sales	$4,575	$4,329	$4,718	$3,797
Gross profit (loss)	1,014	494	1,030	(467)
Operating loss	(1,701)	(1,913)	(4,585)	(2,737)
Loss before income taxes	(2,033)	(2,154)	(4,833)	(3,009)
Minority interest	(3)	(16)	33	(23)
Net loss	(2,030)	(2,148)	(4,870)	(2,896)
Loss per common share:
Basic	($0.23)	($0.24)	($0.55)	($0.33)
Diluted	($0.23)	($0.24)	($0.55)	($0.33)

*	restated for reserve of claim receivable. See Note 1 — Subsequent Events in the accompanying notes.

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C	Column D	Column E
		Charges /
	Balance at	(credits) to		Balance at
	beginning	costs or		end
Description	of period	expenses	Reductions	of period
Fiscal year ended February 29, 2008
Valuation and qualifying accounts related to:
Accounts receivable	$3,372	$378	$3,004	$746
Inventory	991	808	577	1,222
Property, plant and equipment	12,760	677	—	13,437
Software development costs	10,949	1,213	—	12,162

Fiscal year ended February 23, 2007 (restated)*
Valuation and qualifying accounts related to:
Accounts receivable	$965	$3,022	$615	$3,372
Inventory	1,032	446	487	991
Property, plant and equipment	12,134	626	—	12,760
Software development costs	9,718	1,231	—	10,949

*	restated for reserve of claim receivable. See Note 1 — Subsequent Events in the accompanying notes.