Form 10-K, Exhibit 13
period 2009-02-27
ENVIRONMENTAL TECTONICS CORP
filed 2009-05-12
CIK 33113

EXHIBIT 13

PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2009
ANNUAL REPORT TO STOCKHOLDERS

FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

Fiscal Year End	2009	2008

Net sales	$36,687	$22,730
Gross profit	11,858	4,380
Operating loss	(346)	(12,043)
Net loss	(1,974)	(13,895)
Loss per common share:
Basic	(0.32)	(1.61)
Diluted	(0.32)	(1.61)
Working capital	2,334	1,742
Long-term obligations	22,072	18,192
Total assets	34,928	37,625
Total stockholders’ deficiency	(11,752)	(8,831)
Weighted average common shares:
Basic	9,037,000	9,030,000
Diluted	9,037,000	9,030,000

No cash dividends have ever been paid on the Company’s common stock, and the Company is prohibited from declaring any cash dividends on its common stock under the terms of its subordinated debt agreement with Lenfest without the prior written comment of Lenfest.

Dividends on the Company’s Preferred Stock as declared are accrued per agreement but cash payments have been deferred until the maturity of each respective agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on ETC’s current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC’s and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the company, including but not limited to, (i) potential additional funding by Lenfest and PNC Bank, (ii) the potential delisting of the Company’s common stock from the NYSE AMEX LLC (formerly the American Stock Exchange), (iii) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (iv) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (v) statements of future economic performance, (vi) statements of assumptions and other statements about the Company or its business, (vii) statements made about the possible outcomes of litigation involving the Company, (viii) statements regarding the Company’s ability to obtain financing to support its operations and other expenses, and (ix) statements preceded by, followed by or that include the words “may,” “could,” “should,” “looking forward,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or the negative of such terms or similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in this Annual Report on Form 10-K, in the section entitled “Risks Particular to Our Business.” Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.

The Company cautions that the foregoing list of important factors is not exclusive. Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

In this report all references to “ETC,” the “Company”, “we,” “us,” or “our,” mean Environmental Tectonics Corporation and our subsidiaries.

References to fiscal 2009 or the 2009 fiscal year are references to the year ended February 27, 2009. References to fiscal 2008 or the 2008 fiscal year are references to the year ended February 29, 2008.

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

Unfavorable Impacts

The following factors had an adverse impact on our financial performance and cash flow requirements for the fiscal year ended February 27, 2009:

•	Severely contracted domestic economic conditions which affected new contract awards primarily in the second half of the fiscal year in our Controls Systems Group, whose main market is U.S. based;

The product groups in our CSG sell primarily to domestic commercial accounts. These businesses have been highly impacted by current domestic economic conditions. Our environmental line primarily sells test products to the automotive industry, which is in a precarious state and shrinking. Our sterilizer line sells primarily large custom made sterilizers to the medical device and life science research market, both which have been highly impacted by overall capital availability and the financial issues in the drug industry. Our hyperbaric chambers are placed in hospitals and wound care centers, both of which have suffered from capital shortages.

•	the continuing cost of worldwide marketing of our Authentic Tactical Fighting Systems (ATFS);

•	engineering costs to improve the technical abilities of our ATFS line of products;

•	cost overruns on a TacModule contracted by the U.S. Navy; and

•	validation effort associated with Upset Recovery Training.

In response to the ongoing market budgetary constraints for G-force training and spatial disorientation, in 2004 we began incorporating tactical combat flight capabilities into our human centrifuge technology. Designated the Authentic Tactical Fighting System, this product was the first fully “flyable” centrifuge-based tactical maneuvering ground based simulator. This technology allows a fighter pilot to practice tactical air combat maneuvers such as dodging enemy missiles, ground fire and aircraft obstacles while experiencing the real life environment of a high G-force fighter aircraft. These flight trainers provide a low cost and extremely less risky alternative to actual air flight.

Spending continued in fiscal 2009 and continues in fiscal 2010 to market tactical flight simulation to the world’s defense agencies. Our goal is to validate the use of ground-based simulation as an alternative method to actual in-flight training to teach jet pilots tactical flight and combat skills. In fiscal 2009, we concluded multiple research contracts from various U.S. Government agencies including the Department of Defense, National Aeronautics and Space Administration (NASA) and the Federal Aviation Administration (FAA).

The National Aerospace Training and Research (NASTAR) Center, which opened in fiscal 2008, is an integrated pilot training center offering a complete range of aviation training and research support for military jet pilots and civil aviation as well as space travel and tourism. The NASTAR Center houses state of the art equipment including the ATFS-400, a GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, a Hypobaric Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System. These products represent 37 years of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G-force exposure, spatial disorientation and escape from a disabled aircraft.

In 2009, our National AeroSpace Training and Research (NASTAR) Center, in conjunction with Embry Riddle Aeromedical University (ERAU), began conducting research flights under a Federal Aviation Administration (FAA) funded research project aimed at examining the effectiveness of using centrifuge based simulation for Upset Recovery Training (URT).

Loss of control in flight is a major cause factor in loss of life and hull damage aircraft accidents. Modern day commercial aviation currently has no requirement for training of pilots to deal with these situations, commonly referred to as upsets. Realistic training for upsets, or URT, which requires very dynamic and disorienting conditions, is difficult because non-centrifuged based simulators do not reproduce the angular and G accelerations or the disorientations of actual upsets. We believe our GYROLAB GL-2000 is an answer to providing pilots with the environment necessary for effective training.

The research project was focused on comparing the benefits of three different types of URT. The first included only academic lectures. The second type included academic lecture and computer based training using Microsoft Flight Simulator training software. The third type included academic lecture plus instruction in our GYROLAB GL-2000, a centrifuge type motion based simulator. The research involved training an equal number of ERAU’s flight students under each approach and then comparing their upset recovery skills in an actual flight in ERAU’s American Champion Aircraft (ACA) Decathlon airplane. Additionally, each student received identical classroom instruction at ERAU.

As of the filing date of this Annual Report on Form 10-K, the test flights have been completed and the results are under evaluation.

•	continued development of software for our Advanced Disaster Management Scenario (ADMS) product line; and

•	product line and market definition for our ADMS applications.

We have made significant progress in advancing and enhancing our ADMS line of products. Graphics are sharper and more realistic, interactivity and connectivity of objects is tighter, additional disaster scenarios have been added, and we have made the hardware configuration more user-friendly. One of the first tasks of Mr. Marco van Wijngaarden, our President of this division, has been to refine the parameters of this product group. This effort, while important, has detracted him from his main role of promoting and selling the technology.

•	amortization of development costs with limited revenue generation in our entertainment division.

We consider this a non-core, opportunistic business in an industry which is currently contracting.

•	higher commissions expense reflecting the sales mix and higher sales level; and

•	higher costs of capital and amortization of deferred finance charges;

Interest expense for fiscal 2009 was $1,569,000 or 4.3% of sales. This included approximately $298,000 of non-cash charges for amortization of debt discount expenses.

•	Bid and proposal effort primarily directed to significant potential U.S government contracts;

Proposal activity has been high in our TSG primarily reflecting the impact of the Base Realignment and Closure commission Report; and

•	cash flow.

One of the greatest challenges we faced in fiscal 2009 and continue to face in fiscal 2010 is adequately funding the cash requirements of large, long-term multi-year projects, the costs of technological development of existing products, the cost to modify the building and produce the equipment for the NASTAR Center, and the costs to market our ATFS technology to the U.S. government and international government defense agencies. Although some long-term contracts incorporate milestone payments, the cash flows associated with production and material requirements tend to vary significantly over time. These projects are usually cash positive in the early stages and cash negative during the production phase. Funding these contracts and the other initiatives throughout fiscal 2009 resulted in a net cash usage.

To address our cash requirements and grow our Company, on April 24, 2009, we entered into a transaction (the “Lenfest Financing Transaction”) with Lenfest that provides for the following upon the satisfaction of certain conditions, including the receipt of the approval of the Company’s shareholders to certain components of the transaction (as more fully described below, the “Shareholder Approvals”): (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company, the terms of which are described below; and (iii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities. For a complete description of these instruments, please review the details presented in the Liquidity and Capital Resources section of this report.

Challenges Going Forward

We face the following challenges and business goals in order to make fiscal 2010 a successful year:

•	Successfully complete our current large ongoing aeromedical projects.

•	Book at least one major contract with the U.S. Department of Defense.

•	Obtain additional research and validation contracts for our ATFS technologies.

•	Book at least one significant international contract for aeromedical equipment.

•	Maintain our market position for the products in our CSG lines in anticipation of improved market and economic conditions.

•	Promote the Upset Recovery Training available through our gyro-lab simulator.

•	Finalize our only outstanding major litigation case either through settlement, mediation or by judicial determination.

•	Complete our refinancing transaction with Lenfest and PNC Bank.

Our plans to meet our goals include the following:

•	Market ATFS technology to the U.S. military.

•	Search for additional research contracts to utilize NASTAR resources.

•	Reduce our costs of manufacture for all product offerings in our Control Systems Group divisions.

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

•	Revenue Recognition

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

Fiscal 2009 versus Fiscal 2008

	Summary Table of Results
	Year Ended	Year Ended
	February 27,	February 29,	Variance	Variance
	2009	2008	$	%
	(Amounts in thousands)

Sales:
Domestic	$14,442	$13,478	$964	7.2%
US Government	3,096	1,828	1,268	69.4%
International	19,149	7,424	11,725	157.9%

Total Sales	36,687	22,730	13,957	61.4%
Gross Profit	11,858	4,380	7,478	170.7%
Selling, general and administrative	11,094	11,652	558	4.8%
Claim settlement costs	—	3,638	3,638	100.0%
Impairment expense	—	455	455	100.0%
Research and development	1,110	678	(432)	(63.7)%

Operating loss	(346)	(12,043)	11,697	97.1%
Interest expense, net	1,569	1,582	13	0.8%
Other expense, net	67	236	169	71.6%
Income taxes	—	37	37	100.0%
Minority interest	(8)	(3)	5	166.7%

Net loss	$(1,974)	$(13,895)	$11,921	85.8%
Net loss per common share	$(0.32)	$(1.61)	$1.29	80.1%

Net Loss

ETC had a net loss of $1,974,000, or $0.32 per share (diluted), in fiscal 2009 versus a net loss of $13,895,000, or $(1.61) per share (diluted), in fiscal 2008, a decrease in net loss of $11,921,000, or 85.8%. Operating loss in fiscal 2009 was $346,000 versus an operating loss of $12,043,000 in fiscal 2008, a decrease in operating loss of $11,697,000 or 97.1%. The decrease in operating loss resulted primarily from the higher sales level and resulting increased gross profit along with a reduction of claim settlement costs ($3,638,000) and impairment expense ($455,000).

The Company had earnings before interest, taxes, depreciation and amortization expense (“EBITDA”) of $1,451,000 for fiscal 2009, compare to a negative EBITDA of $10,047,000 for fiscal 2008. We expect to maintain a minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of (a) $300,000 for the fiscal quarter ended May 31, 2009, (b) $1,200,000 for the fiscal quarter ended August 31, 2009, (c) $1,000,000 for the fiscal quarter ended November 30, 2009, (d) $900,000 for the fiscal quarter ended February 28, 2010 and (e) $1,300,000 for the fiscal quarter ending March 1, 2010 and thereafter.

Sales

For the fiscal year ended February 27, 2009, total sales were $36,687,000, an increase of $13,957,000 or 61.4% from fiscal 2008. The increase primarily reflected favorable performance in all geographic areas and in the pilot training, hyperbaric and simulation product lines.

Geographically, domestic sales were $14,442,000, up $964,000, or 7.2%, from fiscal 2008, and represented 39.4% of total sales, down from 59.3% in fiscal 2008, reflecting favorable performance in hyperbaric (up 117.3%) and simulation (up 93.5%) products, offset in part by declines in sterilizer (down 17.4%) and environmental (down 15.8%) products. U.S. Government sales increased $1,268,000 or 69.4% from the prior fiscal year reflecting contracted research work for two TacModules. U.S. Government sales represented 8.4% of total sales, up from 8.0% in fiscal 2008. International sales, including those in the Company’s foreign subsidiaries, were $19,149,000, up $11,725,000 or 157.9%, from the prior fiscal period and represented 52.2% of total sales, up from 32.7% in fiscal 2008, primarily due to increased sales of aircrew training systems to customers in Saudi Arabia and Turkey.

In fiscal 2009, sales to one customer represented 10% or more of total sales as the Royal Saudi Air Force which contributed $7,327,000, or 20.0%, of total sales. International sales totaling at least $500,000 per country were made to customers in Saudi Arabia, Turkey, Thailand, Malaysia and Egypt. Open orders for one international customer represented 31.4% of our backlog at February 27, 2009. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts. Of the February 27, 2009 sales backlog, two product lines each represented at least 10% of the total backlog: aircrew training systems ($29,231,000, 66.0%) and disaster management simulation products ($6,397,000, 14.4%). Additionally, one customer represented $19,089,000, or 43.1%, of the total backlog.

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

Domestic Sales

Overall, domestic sales in fiscal 2009 were $14,442,000 as compared to $13,478,000 in fiscal 2008, an increase of $964,000 or 7.2%, reflecting favorable performance in hyperbaric (up 117.3%) and simulation (up 93.5%) products, offset in part by declines in sterilizer (down 17.4%) and environmental (down 15.8%) products. Domestic sales represented 39.4% of our total sales in fiscal 2009, down from 59.3% in fiscal 2008. Sales to the U.S. Government in fiscal 2009 were $3,096,000 as compared $1,828,000 in fiscal 2008, representing an increase of $1,268,000, or 69.4%, reflecting contracted research work for two TacModules. U.S. Government sales represented 8.4% of total sales, up from 8.0% in fiscal 2008.

International Sales

International sales, including those in the Company’s foreign subsidiaries, were $19,149,000, up $11,725,000 or 157.9%, from the prior fiscal period and represented 52.2% of total sales, up from 32.7% in fiscal 2008, primarily due to increased sales of aircrew training systems to Saudi Arabia and Turkey.

Throughout our history, most of the sales for Aircrew Training Systems (“ATS”) have been made to international customers. In fiscal 2009, international sales totaling at least $500,000 per country were made to customers in Saudi Arabia, Turkey, Thailand, Malaysia and Egypt. Of the February 27, 2009 sales backlog, two product lines each represented at least 10% of the total backlog: aircrew training systems ($29,231,000, 66.0%) and disaster management simulation products ($6,397,000, 14.4%). In each product area one customer (the same customer) represented $19,089,000, or 79.2%, of the total ATS backlog.

Segment Sales

	($000 except for %)
	Training Services Group		Control Systems Group		Total
Fiscal Year	$	%	$	%	$	%

2009	20,608	56.2%	16,079	43.8%	36,687	100.0%
2008	7,844	34.5%	14,886	65.5%	22,730	100.0%

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

Sales of our TSG products were $20,608,000 in fiscal 2009, an increase of $12,764,000, or 162.7% from fiscal 2008. Sales of these products accounted for 56.2% of our sales versus 34.5% in fiscal 2008. Sales in our other segment, the CSG, increased $1,193,000 or 8.0%, and constituted 43.8% of our total sales compared to 65.5% in fiscal 2008.

Given the Company’s backlog at February 27, 2009 and the existing and continuing difficult domestic economic conditions, going forward it is anticipated that the TSG segment will continue to experience growth at some level while the CSG segment will be significantly negatively impacted by the domestic marketplace. We expect most of the Company’s anticipated earnings performance to be generated by the TSG segment.

Gross Profit

Gross profit for fiscal 2009 increased by $7,478,000, or 170.7%, from fiscal 2008, reflecting the favorable sales performance and resulting gross profit. Additionally, a favorable product and contract mix resulted in an increase in the gross profit rate as a percent of sales to 32.3% for fiscal 2009 versus 19.3% for fiscal 2008. Significantly favorable margin rates were realized in simulation, aircrew training systems and sterilizers. Within the ATS product group, one specific international contract for aeromedical equipment contributed significantly to both the favorable gross profit dollar and improvement in the gross proft rate as a percentage of revenue increase.

Selling and Administrative Expenses

Selling and administrative expenses decreased $558,000, or 4.8%, from fiscal 2008. This decrease reflects a reduction in bad debt expense and legal fees.

Claim Settlement Costs

Claim settlement costs in fiscal 2008 were $3,638,000. This expense directly related to the claim settlement with the U.S. Navy. (See Note 14 of the Notes to the Consolidated Financial Statements — Commitments and Contingencies)

Impairment Expense

Impairment expense in fiscal 2008 reflected the write down of the remaining goodwill associated with the Company’s purchase of ETC-PZL in 1998. Based on an evaluation of the net undiscounted cash flows expected from ETC-PZL in fiscal 2009, it was determined that the asset representing the net book value over purchase price for this subsidiary would not be recovered.

Research and Development Expenses

Research and development expenses increased $432,000, or 63.7%, in fiscal 2009 as compared to fiscal 2008. This increase reflected reduced reimbursement for government grants in our Turkish subsidiary under government research awards. Most of our research efforts, which were and continue to be significant costs of our business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates.

Operating Loss

Operating loss was $346,000 in fiscal 2009 compared to an operating loss of $12,043,000 in fiscal 2008, a decrease in the operating loss of $11,697,000, or 97.1%. This improvement in operating results represented a combination of higher sales volume and gross profit coupled with reduced claim settlement costs and impairment expenses.

On a segment basis, TSG had an operating income of $2,431,000 a $6,360,000 improvement over the segment operating loss of $3,929,000 in fiscal 2008. The CSG had an operating loss of $1,497,000 in fiscal 2009, a decrease in operating loss of $4,054,000, or 73.0%, from fiscal 2008. These segment operating results were offset, in part, by unallocated corporate expenses of $1,280,000 which were down $805,000, or 38.6%, from fiscal 2008.

Given the positive operating performance in fiscal 2009 versus the prior period, the level and mix of the Company’s backlog at February 27, 2009, open proposals and proposals under preparation, which include quotations for some significant potential U.S. Government and international contract awards, and the Company’s continuing positive feedback from potential customers for its ATFS technology, it is anticipated that performance in fiscal 2010 would be at least consistent with that attained in fiscal 2009. However, it is also anticipated that the Company’s CSG segment will continue to suffer from negative market conditions.

Interest Expense

Interest expense (net of interest income) decreased $13,000, or 0.8%, in fiscal 2009 from fiscal 2008.

Other Expense, net

Other expense, net, decreased $169,000 for fiscal 2009 versus fiscal 2008 reflecting miscellaneous income from insurance and other settlements.

Provision for Income Taxes

The Company recorded no income tax expense in fiscal 2009. Although ETC Southampton reported a pre-tax loss during fiscal 2008, no offsetting income tax benefit and corresponding deferred tax asset was recorded, due to the uncertain nature of their ultimate realization based on past performance and the potential that sufficient taxable income may not be generated in the near future. We will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions.

Income tax expense in fiscal 2008 resulted from expense timing differences in ETC-PZL as, although ETC-PZL had a book loss for reporting purposes, it reported a profit for tax purposes.

Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $39.8 million of federal and approximately $46.2 million of state net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future, we have established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of our income tax expense. In addition, the Company may be subject to limitation on the use of its net operating losses based on the potential ownership change that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.

Liquidity and Capital Resources

During fiscal 2009, we used $739,000 of cash for operating activities versus a usage of $5,761,000 for fiscal 2008. The usage in fiscal 2009 primarily reflected the net loss, an increase in accounts receivable and a reduction in billing in excess of costs and estimated earnings on uncompleted long-term contracts which was partially offset by cash from depreciation and amortization and reduced inventories.

The Company’s investing activities used $1,908,000 in fiscal 2009 and consisted primarily of costs for the continued construction activities and the manufacturing of demonstration simulators for our NASTAR Center coupled with higher software enhancements for our Advanced Tactical Fighter Systems technology.

The Company’s financing activities generated $1,504,000 of cash during fiscal 2009. This primarily reflected the proceeds from borrowings under the Company’s bank line.

Effective April 24, 2009, we entered into a transaction (the “Lenfest Financing Transaction”) with H.F. Lenfest (“Lenfest”) that provides for the following upon the satisfaction of certain conditions, including the receipt of the approval of the Company’s shareholders to certain components of the transaction (as more fully described below, the “Shareholder Approvals”): (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company, the terms of which are described below; and (iii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities. For additional information regarding the Lenfest Financing Transaction, see Note 1 — Subsequent Events, Refinancing Transaction in the accompanying Notes to the Consolidated Financial Statements.

The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes 8 and 9 to the accompanying Notes to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.

The following table lists the long-term debt and other long-term obligations of the Company as of February 27, 2009.

		Less Than 1		After 4
	Total	Year	1-3 Years	Years

Long-term debt, including current maturities	$22,081	$9	$22,072	$—
Operating leases	407	135	254	18

Total	$22,488	$144	$22,326	$18

Long-term debt is reported net of unamortized discount of $336,000 on the Company’s subordinated debt.

Sales Backlog

Our sales backlog at February 27, 2009 and February 29, 2008, for work to be performed and revenue to be recognized under written agreements after such dates, was $44,324,000 and $38,281,000, respectively. Of the February 27, 2009 sales backlog, two product lines each represented at least 10% of the total backlog: aircrew training systems ($29,231,000, 66.0%) and disaster management simulation products ($6,397,000, 14.4%). Additionally, one customer represented $19,089,000, or 43.1%, of the total backlog.

We expect to complete approximately 66% of the February 27, 2009 sales backlog prior to February 26, 2010, the end of our 2010 fiscal year. Of the February 29, 2008 sales backlog, we completed approximately 67% by February 27, 2009.

Our order flow does not follow any seasonal pattern as we receive orders in each fiscal quarter of our fiscal year.

We believe that existing cash balances at February 27, 2009, cash generated from operating activities and future availability under the proposed transaction with Lenfest will be adequate to meet our future obligations through at least June 30, 2010. We expect to maintain a minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of (a) $300,000 for the fiscal quarter ended May 31, 2009, (b) $1,200,000 for the fiscal quarter ended August 31, 2009, (c) $1,000,000 for the fiscal quarter ended November 30, 2009, (d) $900,000 for the fiscal quarter ended February 28, 2010 and (e) $1,300,000 for the fiscal quarter ending March 1, 2010 and thereafter.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the fiscal year ended February 27, 2009 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB No. 141(R), “Business Combinations”. FASB 141(R) was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to a transaction or other event that meets the definition of a business combination. It does not apply to the formation of a joint venture, the acquisition of an asset or a group of assets that do not constitute a business, a combination between entities or businesses under common control, or a combination between not-for-profit organizations or the acquisition of a for-profit business by a not-for-profit organization. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In June 2008, the Emerging Issues Task Force (“EITF”) issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity’s own stock under EITF 01-6, “The Meaning of “Indexed to a Company’s Own Stock”. It also resolves issues related to proposed Statement 133 Implementation Issue No. C21, Scope Exceptions: “Whether Options (Including Embedded Conversion Options) Are Indexed to both an Entity’s Own Stock and Currency Exchange Rates”. EITF 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The consensus must be applied to all instruments outstanding on the date of adoption and the cumulative effect of applying the consensus must be recognized as an adjustment to the opening balance of retained earnings at transition. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In November 2008, the Emerging Issues Task Force (“EITF”) issued EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 clarifies the accounting for certain transactions and impairment consideration involving equity method investments. This Issue applies to all investments accounted for under the equity method and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This Issue shall only be applied prospectively. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In November 2008, the Emerging Issues Task Force (“EITF”) issued EITF 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for defensive intangible assets subsequent to initial measurement. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and shall be applied prospectively. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

Equity Compensation Plan Information

			Number of Securities
			Remaining Available
	Number of Securities to be		for Future Issuance Under
	Issued Upon Exercise of	Weighted-Average Exercise	Equity Compensation Plans
	Outstanding Options,	Price of Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	157,652	$5.90	520,000
Equity compensation plans not approved by security holders	—	N/A	197,843

Total	157,652	$5.90	717,843

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Environmental Tectonics Corporation

We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 27, 2009 and February 29, 2008 and the related consolidated statements of operations, changes in stockholders’ deficiency, and cash flows for the fifty two weeks ended February 27, 2009 and the fifty three weeks ended February 29, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 27, 2009 and February 29, 2008, and the consolidated results of their operations and their cash flows for the each of the fifty two weeks ended February 27, 2009 and the fifty three weeks ended February 29, 2008 in conformity with accounting principles generally accepted in the United States of America.

We have also audited the accompanying Schedule II of Environmental Tectonics Corporation and Subsidiaries as of February 27, 2009 and February 29, 2008 and for the fifty two weeks ended February 27, 2009 and the fifty three weeks ended February 29, 2008. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth herein.

/s/  Friedman LLP

East Hanover, New Jersey
May 12, 2009

Environmental Tectonics Corporation

Consolidated Balance Sheets

	February 27,	February 29,
	2009	2008
	(In thousands, except
	share information)

ASSETS
Cash and cash equivalents	$520	$1,871
Restricted cash	4,454	4,526
Accounts receivable, net of allowance for bad debt of $364 and $746	5,100	3,231
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	2,460	3,422
Inventories, net	4,435	6,773
Prepaid expenses and other current assets	479	833

Total current assets	17,448	20,656
Property, plant and equipment, at cost, net	15,786	15,208
Construction in progress	275	141
Software development costs, net of accumulated amortization of $13,105 and $12,161	1,013	1,614
Other assets	406	6

Total assets	$34,928	$37,625

LIABILITIES
Current portion of long-term debt	$9	$9
Accounts payable — trade	2,105	3,060
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	4,155	6,491
Customer deposits	2,397	2,989
Accrued claim settlement costs	—	2,275
Accrued interest and dividends	4,197	2,287
Other accrued liabilities	2,251	1,803

Total current liabilities	15,114	18,914

Long-term obligations, less current portion:
Credit facility payable to bank	10,510	8,810
Promissory note payable	1,891	—
Subordinated convertible debt	9,664	9,366
Other long-term debt	7	16

	22,072	18,192

Unearned interest	152	—

Total liabilities	37,338	37,106

Commitments and contingencies	—	—
Minority interest	42	50

Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding	6,000	6,000

Cumulative convertible participating preferred stock, Series C, $.05 par value, 3,300 shares authorized, issued and outstanding	3,300	3,300

STOCKHOLDERS’ DEFICIENCY
Cumulative convertible participating preferred stock, Series D	—	—
Cumulative convertible participating preferred stock, Series E	—	—
Common stock, $.05 par value, 20,000,000 shares authorized; 9,049,351 and 9,035,355 shares issued and outstanding	452	451
Additional paid-in capital	15,399	16,139
Accumulated other comprehensive loss	(557)	(349)
Accumulated deficit	(27,046)	(25,072)

Total stockholders’ deficiency	(11,752)	(8,831)

Total liabilities and stockholders’ deficiency	$34,928	$37,625

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Operations

	52 Weeks Ended	53 Weeks Ended
	February 27,	February 29,
	2009	2008
	(Amounts in thousands,
	except share information)

Net sales	$36,687	$22,730
Cost of goods sold	24,829	18,350

Gross profit	11,858	4,380

Operating expenses:
Selling and administrative, including stock compensation expense of $44 and $114	11,094	11,652
Claim settlement costs	—	3,638
Impairment charge	—	455
Research and development	1,110	678

	12,204	16,423

Operating loss	(346)	(12,043)

Other expenses:
Interest expense, net	1,569	1,582
Other expense, net	67	236

	1,636	1,818

Loss before provision for income taxes and minority interest	(1,982)	(13,861)
Provision for income taxes	—	37

Loss before minority interest	(1,982)	(13,898)
Income attributable to minority interest	(8)	(3)

Net loss	(1,974)	(13,895)
Preferred stock dividends	(927)	(661)

Loss applicable to common shareholders	$(2,901)	$(14,556)

Per share information:
Loss per common share applicable to common shareholders:
Basic and diluted	$(0.32)	$(1.61)

Weighted average common shares:
Basic and diluted	9,037,000	9,030,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Changes in Stockholders’ Deficiency
For the 52 weeks ended February 27, 2009 and the 53 weeks ended February 29, 2008

			Additional	Accumulated Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Deficiency
	(Amounts in thousands, except share information)

Balance, February 23, 2007	9,028,459	$451	$16,662	$(149)	$(11,177)	$5,787
Net loss for the year					(13,895)	(13,895)
Interest hedge valuation				(228)		(228)
Foreign currency translation adjustment				28		28

Total comprehensive loss						(14,095)
Stock compensation expense			114			114
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	6,896		24			24
Accumulated preferred stock dividends	—	—	(661)	—	—	(661)

Balance, February 29, 2008	9,035,355	$451	$16,139	$(349)	$(25,072)	$(8,831)
Net loss for the year					(1,974)	(1,974)
Interest hedge valuation				(40)		(40)
Foreign currency translation adjustment				(168)		(168)

Total comprehensive loss						(2,182)
Stock compensation expense			44			44
Warrants issued with $2 million promissory note			128			128
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	13,996	1	15			16
Accumulated preferred stock dividends	—	—	(927)	—	—	(927)

Balance, February 27, 2009	9,049,351	$452	$15,399	$(557)	$(27,046)	$(11,752)

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Consolidated Statements of Cash Flows

	52 Weeks Ended	53 Weeks Ended
	February 27,	February 29,
	2009	2008
	(Amounts in thousands)

Cash flows from operating activities:
Net loss	$(1,974)	$(13,895)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	1,797	1,996
Accretion of debt discount	298	536
Increase in allowance for accounts receivable and inventory	212	687
Income attributable to minority interest	(8)	(3)
Impairment charge	—	455
Stock compensation expense	44	138
Deferred income taxes (benefit)	(38)	28
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,483)	(1,601)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	962	(606)
Inventories	1,740	(2,257)
Prepaid expenses and other current assets	392	(577)
Other assets	(381)	24
Increase (decrease) in liabilities:
Accounts payable	(955)	806
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(2,336)	5,091
Customer deposits	(592)	2,195
Accrued income taxes	—	—
Accrued interest and dividends	983	958
Other accrued liabilities	600	264

Net cash used in operating activities	(739)	(5,761)

Cash flows from investing activities:
Acquisition of equipment	(1,566)	(3,618)
Software development costs	(342)	(669)

Net cash used in investing activities	(1,908)	(4,287)

Cash flows from financing activities:
Borrowings under credit facility	1,700	8,810
Issuance of notes payable, Lenfest	2,000	4,000
Repayments of notes payable, Lenfest	—	(4,000)
Restricted cash from notes payable, Lenfest	(2,000)	—
Other debt obligations	(9)	25
Issuance of preferred stock	—	3,300
Restricted cash for claim settlement	2,072	(2,072)
Accrued claim settlement costs	(2,275)	2,275
Restricted cash for performance guarantee	—	(2,434)
Issuance of common stock	16	—

Net cash provided by financing activities	1,504	9,904

Effect of other comprehensive income	(208)	(200)

Net decrease in cash and cash equivalents	(1,351)	(344)
Cash and cash equivalents at beginning of year	1,871	2,215

Cash and cash equivalents at end of year	$520	$1,871

Supplemental schedule of cash flow information:
Interest paid	$475	$230
Income taxes paid	—	—
Supplemental information on non-cash operating, investing and financing activities:
Accrued dividends on preferred stock	$927	$661

In the year ended February 29, 2008, the Company reclassified $8,460,000 from Construction in Progress to Property, Plant and Equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements

1.	Subsequent Events

Refinancing Transaction

Effective April 24, 2009, Environmental Tectonics Corporation (“ETC” or the “Company”) entered into a transaction (the “Lenfest Financing Transaction”) with H.F. Lenfest (“Lenfest”), a member of the Company’s Board of Directors and a significant shareholder, that provides for the following upon the satisfaction of certain conditions, including the receipt of the approval of the Company’s shareholders to certain components of the transaction (as more fully described below, the “Shareholder Approvals”): (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company, the terms of which are described below; and (iii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities.

Lenfest Credit Facility

As part of the Lenfest Financing Transaction, the Company established a credit facility in the maximum amount of $7,500,000 with Lenfest (the “Lenfest Credit Facility”). The Lenfest Credit Facility is to be used to finance certain government projects that ETC is seeking to be awarded (the “Projects”). The terms of the Lenfest Credit Facility are set forth in a Secured Credit Facility and Warrant Purchase Agreement between the Company and Lenfest, dated as of April 24, 2009 (the “Lenfest Credit Agreement”). In connection with the Lenfest Credit Agreement, the Company has executed, and will in the future execute, promissory notes in favor of Lenfest, in the aggregate principal amount of up to $7,500,000 (the “Lenfest Credit Facility Note”). Each Lenfest Credit Facility Note issued prior to ETC obtaining the Shareholder Approvals accrues interest at the rate of 15% per annum, payable in cash or, at the option of Lenfest, in shares of a new class of preferred stock, Series D Preferred Stock, of the Company, the terms of which are described below. The interest rate on the Lenfest Credit Facility Notes will decrease to 10% per annum retroactive to the date of the issuance of each note if the Company obtains the Shareholder Approvals. All Lenfest Credit Facility Notes issued after ETC obtains the Shareholder Approvals shall accrue interest at the rate of 10% per annum, payable in cash or, at the option of Lenfest, shares of Series D Preferred Stock.

In connection with the execution of the Lenfest Credit Agreement on April 24, 2009, the Company is initially entitled to drawdown $1,000,000 under the Lenfest Credit Agreement prior to obtaining the Shareholder Approvals and satisfying certain other conditions (the “Initial Loan”). The Initial Loan will have a maturity date of five (5) business days following the Shareholder Approval Date (as defined below) (the “Initial Loan Early Maturity Date”), unless the Company receives the Shareholder Approvals, in which event the maturity date will be extended until three years from its date of issuance. Each additional Lenfest Credit Facility Note, none of which will be issued unless the Company receives the Shareholder Approvals, shall mature on the earlier of (i) three years from its date of issuance or (ii) December 31, 2012.

As set forth in the Form 8-K of the Company filed on February 26, 2009, Lenfest made a loan to ETC in the principal amount of $2,000,000 on February 20, 2009 (the “$2 Million Loan”), which amount is considered advanced under the Lenfest Credit Facility. The $2 Million Loan is to be used by ETC solely to evidence adequate solvency related to a proposal submitted for a Project.. The terms of the $2 Million Loan are set forth in a Secured Promissory Note, dated February 20, 2009, by ETC in favor of Lenfest (the “$2 Million Note”). The $2 Million Note will mature on the earlier of (i) three days following the date ETC is informed by the United States government or otherwise learns that it has been denied or will not be awarded the Project, (ii) August 20, 2009 if ETC has not obtained the Shareholder Approvals on or before the Shareholder Approval Date (the “$2 Million Loan Early Maturity Date”) or (iii) three years following the date of issuance of the $2 Million Note. The proceeds from this

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

$2 million loan are included in restricted cash in ETC’s balance sheets. The $2 Million Note is considered an advance against the $7.5 million Lenfest Credit Facility.

Additional advances on the Lenfest Credit Facility after the Initial $1 Million Loan and the $2 Million Loan are subject to the satisfaction of certain conditions, in addition to the condition that the Shareholder Approvals have been obtained, including the award of one or more of the Projects to ETC and that at least one such Project remains in effect, the satisfaction of the other Financing Transaction Conditions described below and the determination by Lenfest, in his sole discretion, that ETC’s prospects in the long-term for reaching consistent cash flow and positive operations are continuing to improve. ETC can make requests under the Lenfest Credit Facility up to December 31, 2010.

The Company paid to Lenfest an origination fee of 1% of the committed (but not advanced as of yet) amount of the Lenfest Credit Facility. The origination fee was paid in 55 shares of new Series D Preferred Stock of the Company, which has a stated value of $1,000 per share.

In connection with each Lenfest Credit Facility Note issued by ETC, ETC will issue to Lenfest a warrant to purchase a number of shares of ETC common stock equal to (i) 10% of the principal amount of the Lenfest Credit Facility Note divided by (ii) closing price of ETC common stock for the day immediately preceding the date of issuance of this warrant. The exercise price for the warrants will be equal to such closing price. The warrants will be exercisable for seven years following issuance.

With respect to the warrant to be issued in connection with the $1 Million Loan, if it is drawn down but not repaid in full on or before the Initial $1 Million Loan Early Maturity Date or ETC does not obtain the Shareholder Approvals by July 2, 2009 (which date will be extended up to August 13, 2009 upon certain conditions (the “Shareholder Approval Date”), then Lenfest will be entitled to purchase under such warrant a number of shares of ETC Common Stock equal to $500,000 divided by the closing price of ETC’s common stock for the day immediately preceding the date of issuance of the warrant, at an exercise price equal to 50% of the initial exercise price.

In addition, in connection with the $2 Million Loan, ETC issued to Lenfest a warrant (the “$2 Million Loan Warrant”) to purchase 143,885 shares of ETC common stock, at an exercise price per share equal to $1.39, which is equal to the average price of ETC common stock for the 120 trading days immediately preceding the date of this warrant. The Company has recorded a debt discount of $109,000 using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 107.0%; risk-free interest rate of 0.64%; and an expected life of seven years. The $2 Million Loan has a value of $1,891,000 as of February 27, 2009. Additionally, the Company issued 20,000 shares of the Company’s common stock. The value of the stock to be issued is $19,000 and has been recorded as a loan origination fee. The $2,000,000 in proceeds from the $2 Million Note is included in Restricted Cash as of February 27, 2009.

If the $2 Million Loan is not repaid in full on or before the $2 Million Loan Early Maturity Date or ETC does not obtain the Shareholder Approvals by the Shareholder Approval Date, then Lenfest will be entitled to purchase an additional 575,539 shares of ETC stock for a total of 719,424 shares of ETC common stock under such warrant and the exercise price per share of such warrant will be decreased by 50% to $0.69 for all shares. This would result in an additional debt discount of $472,000. The $2 Million Loan Warrant was amended and restated on April 24, 2009 to confirm its definition of the Shareholder Approval Date with the definition set forth in the Lenfest Credit Agreement.

The Lenfest Credit Agreement contains affirmative and negative covenants, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. The Lenfest Credit Agreement also contains financial covenants that are identical to the financial covenants set forth in the proposed Amended and Restated PNC Credit Agreement.

The Lenfest Credit Facility Notes provide for events of default with corresponding grace periods, including the failure to pay any principal or interest when due, failure to comply with covenants, material misrepresentations, certain bankruptcy, insolvency or receivership events, imposition of judgments and the liquidation of ETC.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

The obligations of the Company to Lenfest under the Lenfest Credit Facility are secured by (i) the grant of a security interest in all personal property of the Company and certain subsidiaries of the Company and (ii) the Company’s grant of a mortgage on all of the Company’s real property in favor of Lenfest.

Exchange of Existing Instruments for Series E Preferred Stock

As part of the Lenfest Financing Transaction, the Subordinated Note in the original principal amount of $10,000,000 issued by ETC to Lenfest on February 18, 2003, together with all accrued interest and warrants issuable pursuant to the terms of the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock of the Company held by Lenfest, together with all accrued dividends thereon, will be exchanged (the “Series E Exchange”) for shares of a newly-created class of Series E Convertible Preferred Stock of the Company (the “Series E Preferred Stock”). The Series E Exchange is conditioned upon ETC’s receipt of the Shareholder Approvals. Accordingly, the Company will not be able to complete the Series E Exchange unless the Company obtains the Shareholder Approvals.

The Series E Preferred Stock will provide for a dividend equal to 10% per annum. The dividend will be payable on the liquidation of ETC, on the conversion of the Series E Preferred Stock or following declaration by the Board of Directors of ETC. Upon liquidation, dissolution or winding up of ETC, the Series E Preferred Stock will have the right to receive the original investment amount plus accrued dividends. To the extent of any remaining funds or assets, the Series E Preferred Stock will participate on an as-converted basis in additional distributions. The Series E Preferred Stock will rank pari passu with the Series D Preferred Stock. Assuming that ETC’s shareholders approve the Lenfest Financing Transaction, the Series E Preferred Stock will vote with the ETC common stock on an as converted basis on all matters that require the vote of ETC’s shareholders.

The Series E Preferred Stock will be convertible, at Lenfest’s request, into shares of ETC common stock at a conversion price equal to $2.00 per common share. The Series E Preferred Stock contains anti-dilution provisions for issuances of ETC’s common stock or securities convertible into ETC’s common stock at prices below the conversion price of the Series E Preferred Stock.ETC has granted Lenfest demand and “piggy back” registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Series E Preferred Stock.

Increased PNC Bank Credit Facility and Issuance of New Guarantee

On April 24, 2009, PNC Bank agreed to increase the amount of financing available under the 2007 PNC Credit Facility from $15,000,000 to $20,000,000 subject to the condition that Lenfest continues to personally guaranty all of ETC’s obligations to PNC Bank (the “Lenfest Guaranty”) and that Lenfest pledges $10,000,000 in marketable securities as collateral security for his guaranty (the “Lenfest Pledge”). Lenfest’s obligation to provide the Lenfest Guaranty and the Lenfest Pledge is conditioned upon the Company’s receipt of the Shareholder Approvals.

The terms of PNC Bank’s agreement to increase the amount of financing under the 2007 PNC Credit Facility are set forth in a letter agreement, dated April 24, 2009, between ETC and PNC Bank (the “PNC Letter Agreement”). If the Shareholder Approvals are obtained, ETC and PNC Bank have agreed to enter into the Amended and Restated Credit Agreement (the “Amended and Restated PNC Credit Agreement”) and the Second Amended and Restated Reimbursement Agreement for Letters of Credit (the “Amended and Restated Reimbursement Agreement”) in the forms attached to the PNC Letter Agreement. The promissory note executed by ETC in favor of PNC Bank in connection with the 2007 PNC Credit Facility would also be cancelled and replaced with the Amended and Restated Promissory Note in the principal amount of $20,000,000 in the form attached to the PNC Letter Agreement (the “Amended and Restated PNC Note”). Lenfest would execute and deliver to PNC Bank the following agreements, the forms of with are attached to the PNC Letter Agreement: (i) an Amended and Restated Guaranty Agreement, which would replace the Restated Guaranty executed by Lenfest in connection with the 2007 PNC Credit Facility (the “Amended and Restated Guaranty”), (ii) a Pledge Agreement, pursuant to which Lenfest shall make the Lenfest Pledge, and (iii) a Notification and Control Agreement. Such agreements, together with the

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Amended and Restated PNC Credit Agreement, the Amended and Restated Reimbursement Agreement and the Amended and Restated PNC Note are collectively referred to herein as the “2009 PNC Financing Documents”.

In the event that the Shareholder Approvals are not obtained or ETC and Lenfest fail to enter into the necessary agreements on or before August 6, 2009, PNC Bank will no longer be obligated to enter into such agreements and increase the amount of financing available to ETC to $20,000,000.

Borrowings under the Amended and Restated PNC Credit Agreement will be available for working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Amended and Restated PNC Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2010. Borrowings made under the Amended and Restated PNC Credit Agreement will bear interest at the London Interbank Offered Rate (as described in the Amended and Restated PNC Note) plus 2.50%. Additionally, ETC will be obligated to pay a fee of 0.125% per annum for unused available funds.

The Amended and Restated PNC Credit Agreement contains affirmative and negative covenants, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Under the Amended and Restated PNC Credit Agreement, the Company must maintain a minimum Consolidated Tangible Net Worth (which, as defined, is total assets excluding intangibles less liabilities excluding the Subordinated Note) of $3,500,000 for each fiscal quarter. Under the Amended and Restated PNC Credit Agreement, the Company must also maintain a minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of (a) $300,000 for the fiscal quarter ended May 31, 2009, (b) $1,200,000 for the fiscal quarter ended August 31, 2009, (c) $1,000,000 for the fiscal quarter ended November 30, 2009, (d) $900,000 for the fiscal quarter ended February 28, 2010 and (e) $1,300,000 for the fiscal quarter ending March 1, 2010 and thereafter.

The Amended and Restated Reimbursement Agreement governs letters of credit issued pursuant to the Amended and Restated PNC Credit Agreement.

All of ETC’s indebtedness to Lenfest shall be subordinated to the indebtedness under the 2009 PNC Financing Documents pursuant to the terms of the Second Amended and Restated Subordination and Intercreditor Agreement, dated April 24, 2009, by and among the Company, Lenfest and PNC Bank.

If the 2009 PNC Financing Documents are entered into, ETC will pay Lenfest an origination fee equal to 1% of the Lenfest Pledge and annual interest equal to 2% of the Lenfest Pledge, each payable in shares of Series D Preferred Stock. In consideration of Lenfest entering into the Amended and Restated Guaranty, ETC will issue to Lenfest warrants to purchase shares of ETC common stock equal to 10% of the amount of the $5,000,000 increase in funding available under the Amended and Restated PNC Credit Agreement. The warrants will be exercisable for seven years following issuance at an exercise price per share equal to the closing price of ETC’s common stock on the day prior to issuance.

If ETC does not obtain the Shareholder Approvals by August 6, 2009, Lenfest will not extend the Amended and Restated Guaranty and the Lenfest Pledge, and PNC Bank will not close on the Amended and Restated PNC Credit Agreement, in which event ETC will not receive the additional $5,000,000 of borrowing availability for its working capital needs.

Series D Preferred Stock

ETC has created a new class of Series D Preferred Stock. The Series D Preferred Stock will be issued for payment of the origination fee and interest on the Lenfest Credit Facility Notes as described above. The Series D Preferred Stock will provide for a dividend equal to 10% per annum. The dividend will be paid on the liquidation of ETC, on the conversion of the Series D Preferred Stock or following declaration by the Board of Directors of ETC. Upon liquidation, dissolution or winding up of ETC, the Series D Preferred Stock will have the right to receive the original investment amount plus accrued dividends. To the extent of any remaining funds or assets, the Series D

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Preferred Stock will participate on an as-converted basis in additional distributions. The Series D Preferred Stock will rank pari passu with the Series E Preferred Stock. The Series D Preferred Stock will vote with the ETC common stock on an as converted basis on all matters that require the vote of ETC’s shareholders.

The Series D Preferred Stock will be convertible, at Lenfest’s request, into ETC common shares at a conversion price equal to the fair market value of ETC’s common stock on the date of issuance. The Series D Preferred Stock contains anti-dilution provisions for issuances of ETC’s common stock or securities convertible into ETC’s common stock at prices below the conversion price of the Series D Preferred Stock. ETC has granted Lenfest demand and “piggy back” registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Series D Preferred Stock.

Accounting Treatment for Refinancing Transaction

Upon its review of EITF-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the Company will account for the Refinancing Transaction as an extinguishment of debt due to the fact that the instruments being exchanged have substantially different terms. The Subordinated Note, accrued interest and accrued dividends have conversion features to the Company’s common stock ranging from $3.03 to $6.05 per share as compared to the Series E Preferred Stock which has a conversion feature of $2.00 per share. The Series B and Series C Preferred Stock have conversion features ranging from $3.03 to $6.68 per share compared to the Series E Preferred Stock which has a conversion feature of $2.00 per share.

Upon its review of EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities” and EITF Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”, the Company has determined that both the Series D and Series E Preferred Stock will be accounted for as permanent equity. Due to the attributes of these instruments, (designation, conversion to common stock, dividends, no mandatory conversion and voting rights), the Company has determined that these instruments are more comparable to equity than debt. Additionally, due to the fact that the conversion feature is clearly and closely related to the preferred stock, it qualifies for the scope exception of paragraph 6 of FAS 133 — Accounting for Derivatives and Hedging Activities.

Financing Transaction Conditions

Additional advances under the Lenfest Line of Credit, the Series E Exchange and Lenfest’s execution of the Lenfest Guaranty and Lenfest Pledge are subject to certain conditions (the “Financing Transaction Conditions”). These conditions include (i) shareholder approval of an increase in the number of authorized shares of the Company from 20,000,000 to 50,000,000, (ii) shareholder approval of the Series E Exchange, and (iii) shareholder approval of the restoration of Lenfest’s voting rights with respect to all preferred and common shares owned by Lenfest currently or issuable to Lenfest as part of the Lenfest Financing Transaction (collectively, the “Shareholder Approvals”). These conditions also include the amendment of existing employment agreements between ETC and certain ETC employees to amend certain change in control provisions. Pursuant to a Shareholders Voting Agreement, dated April 24, 2009, William F. Mitchell, Sr. has agreed to vote all of his shares of ETC common stock in favor of the Shareholder Approvals.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet as of February 27, 2009 gives effect to the Series E Exchange as if it occurred on that date. The unaudited pro form balance sheet is presented for informational purposes only, is not necessarily indicative of the financial position that would actually have occurred had the Series E Exchange been consummated as of the date presented, nor is it necessarily indicative of the financial position of ETC. The unaudited pro forma balance sheet and the pro forma adjustments should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

								Pro Forma
Environmental Tectonics Corporation Pro	February 27,							February 27,
forma Balance Sheet as of February 27, 2009	2009		Pro Forma Adjustments					2009
	(Audited)		(Unaudited)					(Unaudited)
	(Amounts in thousands)

ASSETS
Cash and cash equivalents	$520							$520
Restricted cash	4,454							4,454
Accounts receivable, net	5,100							5,100
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	2,460							2,460
Inventories, net	4,435							4,435
Prepaid expenses and other current assets	479		—		—		—	479

Total current assets	17,448		—		—		—	17,448
Property, plant and equipment, at cost, net	15,786							15,786
Construction in progress	275							275
Software development costs, net	1,013							1,013
Other assets	406		—	(e)	200	(f)	205	811

Total assets	$34,928		$—		$200		$205	$35,333

LIABILITIES
Current portion of long-term debt	$9							$9
Accounts payable — trade	2,105							2,105
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	4,155							4,155
Customer deposits	2,397							2,397
Accrued claim settlement costs	—							—
Accrued interest and dividends	4,197	(b)	(4,170)					27
Other accrued liabilities	2,251		—		—		—	2,251

Total current liabilities	15,114		(4,170)		—		—	10,944

Long-term obligations, less current portion:
Credit facility payable to bank	10,510							10,510
Promissory note payable	1,891							1,891
Subordinated convertible debt	9,664	(a)	336	(c)	(10,000)			—
Other long-term debt	7		—		—		—	7

	22,072		336		(10,000)		—	12,408

Unearned interest	152		—		—		—	152

Total liabilities	37,338		(3,834)		(10,000)		—	23,504

Commitments and contingencies	—							—
Minority interest	42							42
Cumulative convertible participating preferred stock, Series B	6,000				(d	)	(6,000)	—
Cumulative convertible participating preferred stock, Series C	3,300				(d	)	(3,300)	—

STOCKHOLDERS’ (DEFICIENCY) EQUITY
Cumulative convertible participating preferred stock, Series D				(e)	100	(f)	55	155
Cumulative convertible participating preferred stock, Series E		(b)	4,170	(c)	10,000	(d)	9,300	23,470
Common stock	452							452
Additional paid-in capital	15,399			(e)	100	(f)	150	15,649
Accumulated other comprehensive loss	(557)							(557)
Accumulated deficit	(27,046	)(a)	(336)		—		—	(27,382)

Total stockholders’ (deficiency) equity	(11,752)		3,834		10,200		9,505	11,787

Total liabilities and stockholders’ (deficiency) equity	$34,928		$—		$200		$205	$35,333

Pro forma adjustments:

(a)	To expense as extinguishment of debt the unamortized debt discount on the Subordinated convertible debt

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

(b)	Exchange of $2,323 of accrued interest due on Subordinated note payable plus $1,847 of accrued dividends due on Series B and Series C preferred stock for $4,170 of Series E Preferred Stock

(c)	Exchange of Subordinated note payable for $10,000 of Series E Preferred Stock

(d)	Exchange of $6,000 of Series B and $3,300 of Series C preferred stock for $9,300 of Series E preferred stock

(e)	Issuance of $100 of Series D preferred stock as loan origination fee for additional Lenfest $10,000 collateral on PNC line of credit plus 10% warrant coverage on the $5 million increase in the line of credit

(f)	Issuance of $55 of Series D preferred stock as loan origination fee for additional Lenfest $7,500 line of credit plus 10% warrant coverage

Delisting from NYSE AMEX LLC

On April 23, 2009, ETC’s Board of Directors decided to voluntarily delist its common stock from NYSE AMEX LLC (“AMEX”) and notified AMEX of such decision. The Company currently anticipates that it will file with the Securities and Exchange Commission and AMEX a Form 25 relating to the delisting of its common stock on or about May 19, 2009, with the delisting of its common stock becoming effective ten days thereafter. Accordingly, the Company anticipates that the last day of trading of its common stock on AMEX will be on or about May 29, 2009. The Company is currently in discussions to have its common stock quoted for trading on the Over-the-Counter Bulletin Board.

The Board of Directors’ decision to voluntarily delist its common stock from AMEX resulted from a compliance issue related to certain terms and conditions of the Lenfest Financing Transaction. ETC was not able to secure the Lenfest Financing Transaction on terms that would allow ETC to comply with the AMEX listing rules.

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

The Company’s fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February. Certain amounts from prior consolidated financial statements have been reclassified to conform to the presentation in fiscal 2009.

On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the NYSE AMEX LLC, if required.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Sales Backlog

The Company’s sales backlog at February 27, 2009 and February 29, 2008, for work to be performed and revenue to be recognized under written agreements after such dates, was $44,324,000 and $38,281,000, respectively. Of the February 27, 2009 sales backlog, two product lines each represented at least 10% of the total backlog: aircrew training systems ($29,231,000, 66.0%) and disaster management simulation products ($6,397,000, 14.4%). Additionally, one customer represented $19,089,000, or 43.1%, of the total backlog.

The Company expects to complete approximately 66% of the February 27, 2009 sales backlog prior to February 26, 2010, the end of our 2010 fiscal year. Of the February 29, 2008 sales backlog, we completed approximately 67% by February 27, 2009.

The Company believes that existing cash balances at February 27, 2009, cash generated from operating activities and future availability under the proposed transaction with Lenfest will be adequate to meet its future obligations through at least June 30, 2010. The Company expects to maintain a minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of (a) $300,000 for the fiscal quarter ended May 31, 2009, (b) $1,200,000 for the fiscal quarter ended August 31, 2009, (c) $1,000,000 for the fiscal quarter ended November 30, 2009, (d) $900,000 for the fiscal quarter ended February 28, 2010 and (e) $1,300,000 for the fiscal quarter ending March 1, 2010 and thereafter.

If the Company is unable to obtain shareholder approval and complete the proposed transactions with Lenfest, the Company will have approximately $30 million in debt owed to PNC Bank and Lenfest due between August 20, 2009 and June 30, 2010. It is unlikely that the Company will be able to obtain the necessary capital that we need from alternative sources, on reasonable or any terms, to repay these obligations. If the Company is unsuccessful in raising sufficient additional capital its results of operations and financial condition would be materially adversely affected.

If the Company does not receive shareholder approval, it would probably not be able to expand its operations as the Company would not be able to qualify nor perform under any major new contracts. However, the Company’s options would include continuing to operate at our current or a lesser level of activity. The Company would anticipate renegotiating its financial instruments with PNC Bank and Lenfest.

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

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

Effective March 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement”. The effect of adopting this standard was not significant. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. The standard utilizes a fair value hierarchy which is categorized into three levels based on the inputs to the valuation techniques used to measure fair value. The standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The levels of the hierarchy are described below:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets of liabilities;

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices or identical assets or liabilities in markets that are not active;

•	Level 3: Unobservable inputs that are supported by little or no market activity, which require the reporting entity’s judgment or estimation.

The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The Company’s financial liabilities that are accounted for at fair value on a recurring basis are summarized below:

	Fair Value Measurement at
	February 27, 2009 using
	(amounts in thousands)
Liabilities	Level 1	Level 2	Level 3	Total

Credit facility payable to bank	$—	$—	$13,241	$13,241
Interest rate swap agreements	—	269	—	269
Subordinated convertible debt	—	—	9,091	9,091
Promissory note payable	—	—	1,503	1,503

Total	$—	$269	$23,835	$24,104

For the interest rate swap agreements, fair value is calculated using standard industry models used to calculate the fair value of the various financial instruments based on significant observable market inputs such as swap rates, interest rates, and implied volatilities obtained from various market sources. For the other financial instruments, fair value is determined using the discounted cash flow methodology.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of their fair values due to the short maturity of these financial instruments.

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

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract.

For contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services included in the contract, the completed contract method is applied and revenue is recognized on the date that the finished product is shipped to the customer.

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

Cash and Cash Equivalents:

Cash includes short-term deposits at market interest rates with original maturities of three months or less. The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally. Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $250,000. During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts. However, significant portions of the Company’s funds are with one financial institution, which has had no experience of significant customer losses to date.

Restricted Cash:

Restricted cash as of February 27, 2009 represents proceeds from the issuance of a $2 million promissory note to Lenfest in February 2009 specifically for a bid requirement as well as monies on deposit in Turkey securing a performance guarantee in Turkey.

Restricted cash as of February 29, 2008 included proceeds from the issuance of Series C Preferred Stock to fund the settlement with the U.S. Navy, which was paid. See Note 14 — Commitments and Contingencies.

Accounts Receivable and Concentration of Credit Risk

The Company performs ongoing credit evaluations of our customers and adjusts credit limits based on payment history and the customer’s current creditworthiness. The Company continuously monitors collections and payments from its customers and maintain a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. Most collection issues are related to contract disputes, not customer creditworthiness. While credit losses have historically been within the Company’s expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Additionally, as a result of the concentration of international receivables, we cannot predict the effect, if any, that geopolitical disputes and financial constraints will have on the ultimate collection of our international receivables. Amounts due under contracts related to agencies of a foreign government totaled

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

$2,756,000, or 54.0%, of the total accounts receivable, net as of February 27, 2009. The majority of these receivables have been collected subsequent to year end.

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

Depreciation of Property, Plant and Equipment:

Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts with any resulting gains or losses.

Goodwill:

The net value of goodwill as of February 23, 2007, arising from a prior acquisition, was $455,000. Based on an evaluation of the net undiscounted cash flows expected from ETC-PZL in fiscal 2009, it was determined that the asset representing the net book value over purchase price for this subsidiary would not be recovered. Therefore, the entire amount of Goodwill was charged to operations in fiscal 2008. This expense is included in the Consolidated Statement of Operations as an Impairment charge for the 53 weeks ended February 29, 2008.

Capitalized Software Development Costs:

The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Capitalized software costs totaled $342,000 and $774,000 respectively, for the fiscal years ended February 27, 2009 and February 29, 2008. Related software amortization totaled $943,000 and $1,213,000, respectively, for fiscal 2009 and 2008.

Research and Development:

Research and development expenses are charged to operations as incurred. During fiscal 2009 and 2008, the Company incurred research and development costs of $1,110,000 and $678,000, respectively.

Income Taxes:

The Company accounts for income taxes using the liability method, which reflects the impact of temporary differences between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with applicable tax laws.

Long-Lived Assets:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property and

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected undiscounted future cash flows. The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows and operating results. Actual results may differ.

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

Advertising Costs:

The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $394,000 and $310,000 in fiscal 2009 and 2008, respectively.

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

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB No. 141(R), “Business Combinations”. FASB 141(R) was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies to a transaction or other event that meets the definition of a business combination. It does not apply to the formation of a joint venture, the acquisition of an asset or a group of assets that do not constitute a business, a combination between entities or businesses under common control, or a combination between not-for-profit organizations or the acquisition of a for-profit business by a not-for-profit organization. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In June 2008, the Emerging Issues Task Force (“EITF”) issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 clarifies how to determine whether certain instruments or features were indexed to an entity’s own stock under EITF 01-6, “The Meaning of “Indexed to a Company’s Own Stock”. It also resolves issues related to proposed Statement 133 Implementation Issue No. C21, Scope Exceptions: “Whether Options (Including Embedded Conversion Options) Are Indexed to both an Entity’s Own Stock and Currency Exchange Rates”. EITF 07-5 will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The consensus must be applied to all instruments outstanding on the date of adoption and the cumulative effect of

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

applying the consensus must be recognized as an adjustment to the opening balance of retained earnings at transition. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In November 2008, the EITF issued EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 clarifies the accounting for certain transactions and impairment consideration involving equity method investments. This Issue applies to all investments accounted for under the equity method and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This Issue shall only be applied prospectively. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

In November 2008, the EITF issued EITF 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for defensive intangible assets subsequent to initial measurement. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and shall be applied prospectively. The Company does not anticipate that adoption of this Issue will have a material affect on the Company’s financial condition, results of operations, cash flows or disclosures.

Certain amounts from the fiscal 2008 consolidated financial statements regarding the Company’s European subsidiary have been reclassified from cost of goods sold to selling and administrative expenses to conform to the presentation in fiscal 2009.

4.	Accounts Receivable:

The components of accounts receivable at February 27, 2009 and February 29, 2008 are as follows:

	February 27,	February 29,
	2009	2008
	(In thousands)

U.S. government receivables billed and unbilled contract costs subject to negotiation	$551	$315
U.S. commercial receivables billed	1,002	2,573
International receivables billed	3,911	1,089

	5,464	3,977
Less allowance for doubtful accounts	(364)	(746)

Accounts receivable, net	$5,100	$3,231

5.	Costs and Estimated Earnings on Uncompleted Contracts:

Unbilled costs

The following is a summary of long-term contracts in progress at February 27, 2009 and February 29, 2008:

	February 27,	February 29,
	2009	2008
	(In thousands)

Cost incurred on uncompleted long-term contracts	$26,777	$44,451
Estimated earnings	16,911	12,071

	43,688	56,522
Less billings to date	(45,383)	(59,591)

	$(1,695)	$(3,069)

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Included in accompanying balance sheets under the following captions:

	February 27,	February 29,
	2009	2008
	(In thousands)

Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$2,460	$3,422
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(4,155)	(6,491)

	$(1,695)	$(3,069)

Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for unexpected losses on contracts of $200,000 in fiscal 2009 and 2008.

6.	Inventories:

Inventories consist of the following:

	February 27,	February 29,
	2009	2008
	(In thousands)

Raw material	$92	$90
Work in process	3,564	5,916
Finished goods	779	767

Total inventory	$4,435	$6,773

Inventory is presented above net of an allowance for obsolescence of $1,820,000 (Raw material $92,000, Work in process $1,027,000 and Finished goods $701,000) and $1,222,000 (Raw material $90,000, Work in process $571,000 and Finished goods $561,000) in fiscal 2009 and 2008, respectively.

7.	Property, Plant and Equipment:

The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 27, 2009 and February 29, 2008:

	February 27,	February 29,
	2009	2008
	(In thousands)

Land	$100	$100
Buildings and building additions	3,851	3,851
Machinery and equipment	22,426	21,034
Office furniture and equipment	1,194	1,194
Building improvements	2,489	2,466

	30,060	28,645
Less accumulated depreciation	(14,274)	(13,437)

Property, plant and equipment, net	$15,786	$15,208

Depreciation expense for the fiscal years ended February 27, 2009 and February 29, 2008 was $837,000 and $783,000, respectively.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

8.	Long-Term Obligations and Credit Arrangements:

This Note refers to Obligations and Credit Arrangements that were in effect as of February 27, 2009. This Note should be read in conjunction with Note 1 — Subsequent Event, Refinancing Transaction.

Lenfest Promissory Note

On February 20, 2009, Lenfest made a loan to ETC in the principal amount of $2,000,000 (the “Loan”), which amount is considered advanced under the Lenfest Credit Facility. The Loan is to be used by ETC solely to support ETC’s proposal on one of the Projects. The terms of the Loan are set forth in a Secured Promissory Note, dated February 20, 2009, by ETC in favor of Lenfest (the “Note”). The Note will mature on the earlier of (i) three days following the date ETC is informed by the United States government or otherwise learns that it has been denied or will not be awarded the Project, (ii) August 20, 2009 if ETC has not obtained the Shareholder Approvals on or before the Shareholder Approval Date (the “$2 Million Loan Early Maturity Date”) or (iii) three years following the date of issuance of the Note.

In connection with the Loan, the Company issued warrants to purchase 143,885 warrants to purchase the Company’s common stock at $1.39 per share. The Company has recorded a debt discount of $109,000 using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 107.0%; risk-free interest rate of 0.64%; and an expected life of 7 years. The $2 Million Loan has a value of $1,891,000 as of February 27, 2009. Additionally, the Company issued 20,000 shares of the Company’s common stock. The value of the stock to be issued is $19,000 and has been recorded as a loan origination fee. The $2,000,000 in proceeds from the $2 Million Note is included in Restricted Cash as of February 27, 2009.

If the $2 Million Loan is not repaid in full on or before the $2 Million Loan Early Maturity Date or ETC does not obtain the Shareholder Approvals by the Shareholder Approval Date, then Lenfest will be entitled to purchase an additional 575,539 shares of ETC stock for a total of 719,424 shares of ETC common stock under such warrant and the exercise price per share of such warrant will be decreased by 50% to $0.69 for all shares. This would result in an additional debt discount of $472,000.

Lenfest Letter Agreement

On May 20, 2008, Lenfest agreed to fund all requests by ETC for funds to support its operations through June 30, 2009, on terms and conditions to be mutually agreed upon by Lenfest and ETC, provided that ETC shall not request more than $10 million in the aggregate. All agreements will be subject to any required approvals including the approval of ETC’s shareholders and in accordance with the rules and regulations of the NYSE AMEX LLC, if required.

Bank Credit and Facility

July 31, 2007, ETC entered into a revolving credit agreement (the “Credit Agreement”) in order to refinance its indebtedness with PNC Bank the aggregate amount of up to $15,000,000. This Credit Agreement was a replacement of a credit facility originally entered into with PNC Bank in February 2003.

On September 10, 2008, the Credit Agreement was renewed. The expiration date of the Credit Agreement was extended from June 30, 2009 to June 30, 2010. All other terms and conditions of the Credit Agreement remained in full force and effect. Borrowings are required to be used for ETC’s working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2010. Borrowings made pursuant to the Credit Agreement bear interest at either the prime rate (as described in the promissory note executed in accordance with the Credit Agreement) minus 1.00% or the London Interbank Offered Rate (as described in the Note) plus 0.90%. Additionally, ETC is obligated to pay a fee of 0.125% per annum for unused available funds.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

The Credit Agreement contains affirmative and negative covenants for transactions of this type, including limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. Effective August 26, 2008, the Credit Agreement was amended to reflect that the Company must maintain a minimum Consolidated Tangible Net Worth (which, as defined, is total assets excluding intangibles less liabilities excluding the Subordinated Convertible Debt) of (a) $5,000,000 for the fiscal quarter ended August 29, 2008, (b) $4,000,000 for the fiscal quarter ended November 28, 2008 and (c) $3,500,000 for the fiscal quarter ending February 27, 2009 and thereafter. At February 27, 2009, our availability under the Credit Agreement was approximately $1,219,000. This included cash borrowings under the Credit Agreement of $10,510,000 and outstanding letters of credit of $3,271,000.

Borrowings are to be used for ETC’s working capital or other general business purposes and for issuances of letters of credit. Amounts borrowed under the Credit Agreement may be borrowed, repaid and reborrowed from time to time until June 30, 2010. Borrowings made pursuant to the Credit Agreement will bear interest at either the prime rate (as described in the Note) minus 1.00% or the London Interbank Offered Rate (as described in the Note) plus 0.90%. Additionally, ETC is obligated to pay a fee of 0.125% per annum for unused available funds.

For the purpose of reducing the risk associated with variable interest rates, ETC has entered into an interest rate swap agreement (Swap Agreement) with PNC which provides for a fixed rate through June 30, 2009, the maturity date of the Swap Agreement, for the borrowings during the first quarter of fiscal 2008. If the Swap Agreement is terminated prior to maturity, an additional payment to PNC or a credit to the Company might be due, based on the relative market rates at the time of termination. The Swap Agreement transaction has been accounted for under FAS No. 133 — “Accounting for Derivative and Instruments and Hedging Activities”. At February 27, 2009, ETC recorded a Comprehensive Loss of $269,000 reflecting the reduced value of the interest rate hedge in the accompanying Consolidated Balance Sheets.

ETC’s obligations under the Credit Agreement are secured by a personal guarantee from Lenfest under a Restated Guaranty, dated July 31, 2007, made by Lenfest in favor of PNC. ETC will pay Lenfest an annual cash fee of 1% of the loan commitment for his guarantee. Fees due under the Restated Guaranty are included in Accrued interest and dividends in the accompanying consolidated balance sheets.

In connection with entering into the Credit Agreement, ETC entered into an Amended and Restated Reimbursement Agreement with PNC Bank (the “Reimbursement Agreement”), and an Amended and Restated Subordination and Intercreditor Agreement with PNC Bank and Lenfest (the “Subordination Agreement”). The Reimbursement Agreement governs letters of credit issued pursuant to the Credit Agreement. Under the Subordination Agreement, Lenfest agreed to continue to subordinate his rights in connection with a convertible promissory note executed by ETC in favor of Lenfest in the original aggregate principal amount of $10,000,000, dated February 18, 2003, to the rights of PNC Bank in connection with the Line of Credit.

At February 27, 2009, the Company had $1,219,000 available under the line of credit.

Long-term obligations at February 27, 2009 and February 29, 2008 consist of the following:

	February 27,	February 29,
	2009	2008
	(In thousands)

Note payable to bank	$10,510	$8,810
Automobile loan	16	25
Promissory note, net of unamortized discount of $109	1,891	—
Subordinated convertible debt, net of unamortized discount of $336 and $634 at February 27, 2009 and February 29, 2008, respectively	9,664	9,366

	$22,081	$18,201

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2010	$9
2011	22,072
2012 and thereafter	—

Total future obligations	$22,081

The interest rate in the Company’s subordinated debt agreement is 10% per annum. However, Lenfest reduced the interest rate to 8% per annum for the period December 1, 2004 through November 30, 2009.

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

Preferred Stock

On August 23, 2007, the Company entered into the Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) with Lenfest, pursuant to which, among other things, ETC issued and sold 3,300 shares of its newly-created class of Series C Preferred Stock to Lenfest for $3,300,000. The proceeds from the issuance of the Series C Preferred Stock were restricted solely for use to partially fund a settlement with the U.S. Navy. The proceeds are presented in the accompanying February 27, 2008 Consolidated Balance Sheet as Restricted Cash.

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

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

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

As allowed in the Series C Purchase Agreement, the Company is accruing dividends for the outstanding Preferred Stock but has deferred payment of these dividends until a subsequent date, up to and including August 23, 2012. As of February 27, 2009, the total of accrued dividends under both the Series B and Series C Preferred Stock was $1,847,000.

The Company has classified the Series B and C Preferred Stock (the “instruments”) as mezzanine. The classification is due to the preferential redemption feature of the instruments, which provides that a change in ownership would result in a forced liquidation. A forced liquidation is considered outside the control of the Company. Therefore, the preferential treatment upon an act outside the control of the Company precluded equity treatment under the Securities and Exchange Commission Accounting Series Release (“ASR”) 268 and Topic D98.

Due to the Company’s accumulated deficit, all dividends accruing for the Series B and Series C Preferred Stock have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.

On April 24, 2009, the Company authorized issuance of newly-created classes of Convertible Preferred Stock, Series D and Series E. Shares of these will be issued in connection with the Lenfest Financing Transaction discussed in Note 1 — Subsequent Events, Refinancing Transaction. Upon its review of EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities”, and EITF Topic No. D-109, “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133”, the Company has determined that both the Series D and Series E Preferred Stock will be accounted for as permanent equity.

Subordinated Convertible Debt

In connection with the financing provided by PNC on February 19, 2003, the Company entered into a Convertible Note and Warrant Purchase Agreement with Lenfest, pursuant to which the Company issued to Lenfest (i) a senior subordinated convertible promissory note in the original principal amount of $10,000,000 and (ii) warrants to purchase 803,048 shares of the Company’s common stock. Upon the occurrence of certain events, the Company will be obligated to issue additional warrants to Lenfest. The Subordinated Note accrues interest at the rate of 10% per annum (Lenfest reduced the rate to 8% per annum for the period December 1, 2004 through November 30, 2009). On March 11, 2008, ETC entered into Amendment No. 1 to Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement Amendment”) and First Amendment to Senior Subordinated Convertible Note (the “Note Amendment”) with Lenfest with respect to the Convertible Note and Warrant Purchase Agreement. Under the terms of the Purchase Agreement Amendment, ETC and Lenfest agreed to amend the financial covenants set forth in the Convertible Note and Warrant Purchase Agreement so that they are the same as the financial covenants contained in ETC’s credit agreement with PNC, dated as of July 31, 2007. Under the terms of the Note Amendment, the maturity date of the convertible promissory note in the principal amount of $10,000,000 issued by ETC to Lenfest pursuant to the Convertible Note and Warrant Purchase Agreement was extended from February 18, 2009 to March 1, 2010. The effective date of the Purchase Agreement Amendment and the Note Amendment is February 19, 2008.

The Subordinated Note entitles Lenfest to convert all or a portion of the outstanding principal of, and accrued and unpaid interest on, the note into shares of ETC common stock at a conversion price of $6.05 per share. The warrants may be exercised into shares of ETC common stock at an exercise price equal to the lesser of $4.00 per share or two-thirds of the average of the high and low sale prices of the ETC common stock for the 25 consecutive

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

trading days immediately preceding the date of exercise. At the Company’s option, the quarterly interest payments may be deferred and added to the outstanding principal. As of February 27, 2009, a total of $2,323,000 in accrued interest was due under the Note.

The obligations of the Company to Lenfest under the Subordinated Note are secured by a second lien on all of the assets of the Company, junior in rights to the lien in favor of PNC Bank, including all real property owned by the Company.

Subordinated Convertible Debt Discount

During fiscal 2003, the Company had recorded $2,609,000 in additional paid-in capital representing an allocation of the proceeds from the convertible debt element of its financing with PNC and Lenfest. This allocation represents the value assigned to the beneficial conversion option of the promissory note executed in favor of Lenfest and the value of the associated warrants issued in connection with the 2003 Refinancing. Such values were derived pursuant to an independent appraisal of these financial instruments obtained by the Company. Accreted interest expense related to the beneficial conversion option and the warrants was $298,000 and $536,000 in fiscal 2009 and fiscal 2008, respectively.

The following table summarizes the subordinated convertible debt as of February 27, 2009:

(In thousands)

Face Value	$10,000
Less value of conversion feature	(1,400)
Less value of warrants	(1,209)

7,391
Accretion 2009	298
Accretion 2008	536
Accretion prior years	1,439

Carrying value at February 27, 2009	$9,664

The following table lists the long-term debt and other long-term obligations of the Company as of February 27, 2009.

		Less Than 1
	Total	Year	1-3 Years	After 4 Years

Long-term debt, including current maturities	$22,081	$9	$22,072	$—
Operating leases	407	135	254	18

Total	$22,488	$144	$22,326	$18

Long-term debt is reported net of unamortized discount of $336,000 on the Company’s subordinated debt.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

Accrued Interest and Dividends to Lenfest

Accrued interest and dividends as of February 27, 2009 and February 29, 2008 consist of the following:

	February 27,	February 29,
	2009	2008
	(Amounts in thousands)

Accrued dividends on Series B Preferred Stock	$1,347	$749
Accrued dividends on Series C Preferred Stock	500	171

Total accrued dividends	1,847	920

Accrued interest on Subordinated Debt	2,323	1,367
Other accrued interest	27	—

Total accrued interest	2,350	1,367

Total accrued interest and dividends	$4,197	$2,287

9.	Leases:

Operating Leases

The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under non-cancelable operating leases having a remaining term expiring after one fiscal year as of February 27, 2009 are $135,000 in 2010; $134,000 in 2011; $105,000 in 2012; and $33,000 in 2013 and thereafter. Total rental expense for all operating leases for the fiscal years ended February 27, 2009 and February 29, 2008 was $211,000, and $213,000, respectively.

10.	Income Taxes:

The components of the provision for income taxes are as follows:

	52 Weeks Ended	53 Weeks Ended
	February 27, 2009	February 29, 2008
(In thousands)

	$	$
Currently (receivable) payable
Federal	—	—
State	—	—
Foreign (benefits) taxes	—	37

	—	37

Deferred:
Federal	—	—
State	—	—
Foreign benefit	—	—

	$—	$37

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	52 Weeks Ended	53 Weeks Ended
	February 27, 2009	February 29, 2008

Statutory income tax	(34.0)%	(34.0)%
State income tax, net of federal tax benefit	(2.5)	(3.7)
Research and experimentation and other tax credits	(7.3)	(1.0)
Benefit of foreign and foreign-source income or loss	5.5	(1.1)
Change in valuation allowance	32.8	39.7
Effect of change in effective tax rate	4.0	—

Other, net	1.5	0.4

	—%	(0.3)%

The tax effects of the primary temporary differences are as follows:

	2009	2008
	(In thousands)

Deferred tax assets:
Net operating loss and credits	$16,520	$13,669
Vacation reserve	74	69
Inventory reserve	676	464
Receivable reserve	135	278
Warranty reserve	63	63
Compensation and other reserves	76	58
Stock options	96	97
ETC — PZL deferred tax asset	81	43
Other, net	74	75

	17,795	14,816
Valuation Reserve	(15,364)	(13,558)

Total current deferred tax asset	$2,431	$1,258

Deferred tax liabilities:
Amortization of capitalized software	$462	$727
Depreciation	1,888	488

Total non-current deferred tax liability	$2,350	$1,215

Net deferred tax asset	$81	$43

Reflecting the Company’s significant losses in the current and prior fiscal years, the Company has approximately $39.8 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. However, due to the uncertain nature of their ultimate realization based on past performance, and the potential that sufficient taxable income may not be generated in the near future; the Company has established a full valuation allowance of the same amount against these carry forward benefits and will recognize these benefits only as reassessment demonstrates that they are realizable. Realization is entirely dependent upon future earnings in specific tax jurisdictions. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carry forwards will be recorded in future operations as a reduction of the Company’s income tax expense. In addition, the Company may be subject to limitation on the use of its net

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

operating losses based on the potential ownership change that may have occurred as defined by Section 382 of the Internal Revenue Code. The Company is currently evaluating the need to undertake an ownership change study in order to conclude if a further limitation is required.

During the fiscal years ended February 27, 2009 and February 29, 2008, the Company did not have any unrecognized tax benefits and accordingly did not recognize interest expense or penalties related to unrecognized tax benefits. The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2006.

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

The following segment information reflects the accrual basis of accounting.

	Training Services	Control Systems
	TSG	CSG	Total
	(Amounts in thousands)

Fiscal 2009
Net sales	$20,608	$16,079	$36,687
Interest expense	1,161	408	1,569
Depreciation and amortization	742	1,181	1,923
Operating income (loss)	2,431	(1,497)	934
Income tax benefit	—	—	—
Identifiable assets	8,236	4,772	13,008
Expenditures for segment assets	1,881	358	2,239
Fiscal 2008
Net sales	$7,844	$14,886	$22,730
Interest expense	1,171	411	1,582
Depreciation and amortization	1,380	616	1,996
Operating loss	(3,929)	(5,551)	(9,480)
Income tax benefit	37	—	37
Identifiable assets	7,369	7,669	15,038
Expenditures for segment assets	3,407	287	3,694

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

	2009	2008

Reconciliation to consolidated amounts:
Segment assets	$13,008	$15,038
Corporate assets	21,920	22,587

Total assets	$34,928	$37,625

Segment operating (loss)/income	$934	$(9,480)
Less interest expense	(1,569)	(1,582)
Income tax (provision) benefit	—	(37)

Total loss for segments	(635)	(11,099)
Corporate home office expense	(1,280)	(2,085)
Impairment charge	—	(455)
Other expenses	(67)	(259)
Minority interest	8	3

Net loss	$(1,974)	$(13,895)

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

In fiscal 2009, international sales totaling at least $500,000 per country were made to customers in Saudi Arabia, Turkey, Thailand, Malaysia and Egypt. International sales in fiscal 2008 totaling at least $500,000 per country were made to customers in Indonesia, Thailand, Turkey, Japan and Saudi Arabia. Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

In fiscal 2009, sales to one customer represented individually 10% or more of total sales, the Royal Saudi Air Force. In fiscal 2008, one customer represented individually 10% or more of total sales, General Motors, totaling $3,898,000 or 17.2% (CSG segment) of total sales.

Included in the segment information for the fiscal years ended February 27, 2009 and February 29, 2008 are export sales of $19,149,000 and $7,424,000, respectively. Sales to the U.S. government and its agencies aggregated $3,096,000 and $1,828,000 for the fiscal years ended February 27, 2009 and February 29, 2008, respectively.

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

12.	Stock Options:

A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 27, 2009		February 29, 2008
		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	371,928	$6.70	371,928	$6.70
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(214,276)	—	—	—

Outstanding at end of year	157,652	5.90	371,928	6.70

Options exercisable at year end	157,652		332,816
Weighted average fair value of options granted during the year		$—		$—

The following information applies to options outstanding at February 27, 2009:

	Options Outstanding		Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
	February 27,	Contractual	Exercise	February 29,	Exercise
Range of Exercise Prices	2009	Life (Years)	Price	2008	Price

$5.12	80,000	8.0 years	$5.12	80,000	$5.12
$6.07 to $7.35	77,672	6.1 years	$6.71	77,672	$6.71

Total	157,672			157,672

The cost for stock option compensation was $43,778 and $114,000 for the years ended February 27, 2009 and February 29, 2008, respectively.

At February 27, 2009, the Company had a stock-based compensation plan for non-employee members of the Board of Directors.

Employee Stock Plan:

In August 1999, the Company adopted an Incentive Stock Option Plan to replace the 1988 Incentive Stock Option Plan which expired in August 1999. The plan authorized a committee of the Board of Directors to grant options for the purchase of up to 1,000,000 shares of common stock to qualifying officers and other key employees. The plan provided that option price shall not be less than 100% (or in the case of a ten percent owner, 110%) of the current market price of the stock on the date of the grant. Depending on specific grants, options may be exercised on a cumulative basis at the rate of either 50% or 25% per year commencing one year after the date of grant and have a maximum term of 10 years. This Plan terminated on August 1, 2008.

Non-employee Director Stock Plan:

In September 2005, the Company adopted and subsequently received shareholder approval for a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of common stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee. Granted options have a maximum term of

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

10 years. The Plan shall remain in effect until terminated by the Board of Directors. At February 29, 2008, there were 520,000 shares available to be granted under the Plan.

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

ETC purchases industrial products from Industrial Instruments Corp. which is owned by Christine and Charles Walter, the daughter and son-in-law of William F. Mitchell, ETC’s President and Chief Executive Officer. During fiscal 2009, 2008 and 2007, the Company purchased $325,000, $315,000 and $265,000, respectively, from Industrial Instruments. ETC also rents office space to Industrial Instruments at ETC’s corporate headquarters. During fiscal 2009, 2008 and 2007, Industrial Instruments paid to ETC rent in the amounts of $8,450, $8,450 and $7,750, respectively.

ETC purchases travel accommodations from Jet Set, a company that employs Kathleen Mahon, the daughter of Mr. Mitchell. During fiscal 2009, 2008 and 2007, ETC purchased travel through Jet Set totaling $237,000, $254,000 and $217,000, respectively, and Ms. Mahon received approximately $12,000 from her employer in each fiscal period in commissions on account of such purchases. Ms. Mahon is also engaged by ETC as a consultant to review expense reports submitted by Company employees. During fiscal 2009, 2008 and 2007, Ms. Mahon received $16,000, $11,000 and $10,000, respectively in consideration of such services.

ETC also employs William F. Mitchell, Jr., the son of Mr. Mitchell, as its Vice President, Contracts/Purchasing, and David Mitchell, the son of Mr. Mitchell, as its Business Unit Manager for Sterilizers. In fiscal 2009, William F. Mitchell, Jr., received $115,000 and David Mitchell received $112,000 in compensation from ETC.

14.	Commitments and Contingencies

Mends International, Ltd.

On May 29, 2008, a Request for Arbitration was filed against the Company with the Secretariat of the International Court of Arbitration by Mends International Ltd. (“Mends”). Mends’s Request for Arbitration arises out of a February 3, 1999 contract between the Company and Mends wherein Mends purchased aeromedical equipment for sale to the Nigerian Air Force. Mends asserted a claim for breach of contract and demanded $797,486.00, plus interest and costs. On September 16, 2008, Mends filed an Amended Request for Arbitration, adding tort claims for conversion and breach of fiduciary duty and seeking punitive damages. In response, the Company has asserted a counterclaim seeking damages for other disputes with Mends that have arisen under the contract that Mends has put at issue in this arbitration. On April 27, 2009 the Company participated in an arbitration hearing in the United Kingdom on this matter. The results of this hearing are not expected until June 2009. The Company is contesting this arbitration case vigorously. However, as of February 27, 2009 the Company had recorded a reserve in this matter.

Walt Disney World Co.

In June 2003, Entertainment Technology Corporation (“EnTCo”), our wholly owned subsidiary, filed suit against Walt Disney World Co. and other entities (“Disney”) in the United States District Court for the Eastern District of Pennsylvania, alleging breach of contract for, among other things, failure to pay all amounts due under a contract for the design and production of the amusement park ride “Mission: Space” located in Disney’s Epcot Center. In response, in August 2003, Disney filed counterclaims against both EnTCo and us (under a guarantee) for, among other things, alleged failures in performance and design in the contract. Disney alleged damages ranging from approximately $36 million to $63 million plus punitive damages (collectively, the “2003 Litigation”). In

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

December 2005, the Company and EnTCo filed a second lawsuit against Disney, alleging breach of contract and unfair competition (the “2005 Litigation”).

In January 2009, the Company entered into a settlement agreement and release with Disney which resolved both the 2003 Litigation and the 2005 Litigation. The financial impact of the settlement did not have a material effect on the Company’s financial position or results of operation.

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

Other Matters

Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against us. In the event that the Company is unable to meet its delivery schedules on certain of its contracts, the Company may be subject to penalties, which may have an adverse impact on its business. In our opinion, after consultation with legal counsel handling these specific maters, all such matters are reserved for or adequately

Environmental Tectonics Corporation

Notes to the Consolidated Financial Statements — (Continued)

covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on our financial position or results of operations if disposed of unfavorably.

15.	Employee Benefit Plan:

The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributions to the plan are based on a percentage of the employees’ qualifying contributions. The Company’s contributions totaled $145,000 and $144,000 in fiscal 2009 and fiscal 2008, respectively.

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

16.	Quarterly Consolidated Financial Information (Unaudited):

Financial data for the interim periods of fiscal 2009 and 2008 were as follows (amounts in thousands):

	Quarter Ended
	May 30,	August 29,	November 28,	February 27,
Fiscal Year 2009	2008	2008	2008	2009

Net sales	$9,975	$8,724	$8,706	$9,282
Gross profit	2,495	2,042	2,957	4,364
Operating (loss) profit	(1,113)	(1,117)	276	1,608
(Loss) profit before minority interest	(1,488)	(1,601)	(114)	1,221
Minority interest	3	(8)	1	(4)
Net (loss) income	(1,491)	(1,593)	(113)	1,223
(Loss) income per common share:
Basic	$(0.19)	$(0.20)	$(0.04)	$0.11
Diluted	$(0.19)	$(0.20)	$(0.04)	$0.11

	Quarter Ended
	May 25,	August 24,	November 23,	February 29,
Fiscal Year 2008	2007	2007	2007	2008

Net sales	$4,347	$4,247	$6,701	$7,435
Gross profit	939	588	1,267	1,586
Operating loss	(5,347)	(2,579)	(1,627)	(2,490)
Loss before minority interest	(5,731)	(2,976)	(2,094)	(3,060)
Minority interest	(6)	(6)	4	5
Net loss	(5,725)	(2,970)	(2,098)	(3,102)
Loss per common share:
Basic	$(0.64)	$(0.34)	$(0.26)	$(0.37)
Diluted	$(0.64)	$(0.34)	$(0.26)	$(0.37)

ENVIRONMENTAL TECTONICS CORPORATION AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C	Column D	Column E
		Charges /
	Balance at	(Credits) to		Balance at
	Beginning	Costs or		End
Description	of Period	Expenses	Reductions	of Period
	(In thousands)

Fiscal year ended February 27, 2009
Valuation and qualifying accounts related to:
Accounts receivable	$746	$16	$398	$364
Inventory	1,222	819	221	1,820
Property, plant and equipment	13,437	837	—	14,274
Software development costs	12,162	943	—	13,105
Fiscal year ended February 29, 2008
Valuation and qualifying accounts related to:
Accounts receivable	$3,372	$378	$3,004	$746
Inventory	991	808	577	1,222
Property, plant and equipment	12,760	677	—	13,437
Software development costs	10,949	1,213	—	12,162