Form 10-K, Exhibit 13
period 2010-02-26
ENVIRONMENTAL TECTONICS CORP
filed 2010-05-27
CIK 33113

EXHIBIT 13
PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2010
ANNUAL REPORT TO STOCKHOLDERS
FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

	Fiscal year ended:
	February 26, 2010	February 27, 2009
Net sales	$42,271	$36,687
Gross profit	18,824	11,858
Operating profit (loss)	6,600	(346)
Net income (loss)	6,453	(1,974)
Income (loss) per common share:
Basic	$0.50	$(0.32)
Diluted	$0.30	$(0.32)

Working capital	$15,326	$4,684
Long-term obligations	9,820	22,072
Total assets	51,729	37,278
Total stockholders’ equity (deficiency)	$17,414	$(11,710)
Weighted average common shares:
Basic	9,069,000	9,037,000
Diluted	21,235,000	9,037,000
We have never paid any cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future.
          Dividends on the Company’s Preferred Stock as declared are accrued according to the terms of the Preferred Stock and paid in cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD-LOOKING STATEMENTS
          Discussions of some of the matters contained in this Annual Report on Form 10-K for Environmental Tectonics Corporation may constitute forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and as such, may involve risks and uncertainties. Some of these discussions are contained under the captions “Item 1. Business” and “Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have based these forward-looking statements on our current expectations and projections about future events or future financial performance, which include implementing our business strategy, developing and introducing new technologies, obtaining, maintaining and expanding market acceptance of the technologies we offer, and competition in our markets. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
          These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including, but not limited to, (i) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company, (vi) statements regarding the Company’s ability to obtain financing to support its operations and other expenses, and (vii) statements preceded by, followed by or that include terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in this Annual Report on Form 10-K, in the section entitled “Risks Particular to Our Business.” Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.
          The Company cautions that the foregoing list of important factors is not exclusive. Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.
          References to fiscal 2010 or the 2010 fiscal year are references to the fifty-two week period ended February 26, 2010. References to fiscal 2009 or the 2009 fiscal year are references to the fifty-two week period ended February 27, 2009.
          In this report all references to “ETC,” the “Company”, “we,” “us,” or “our,” mean Environmental Tectonics Corporation and our subsidiaries.
Overview
          We are principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. We are a designer, developer and contract manufacturer of various types of high-technology equipment. Our business activities are divided into two segments: the Training Services Group (TSG) and the Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators, disaster management systems and entertainment applications. CSG includes sterilizers, environmental control devices, hyperbaric chambers and parts and service support.
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
          We currently market our products and services primarily through our sales offices and employees. In addition, we also utilize the services of approximately 100 independent sales representatives and organizations in seeking foreign orders for our products.
          We have operating subsidiaries in Turkey and Poland, maintain regional offices in the United Kingdom, Middle East, Asia and Canada, and use the services of numerous independent sales representatives and organizations throughout the world. ETC International Corporation is a holding company established for federal income tax purposes and is not an operating subsidiary.
          Significant Impacts and Transactions during Fiscal 2010
          The following items had a material impact on our financial performance, cash flow and financial position for the fiscal year ended February 26, 2010:
•	Increased production under U.S. Government contracts
     The Base Realignment and Closure (BRAC) Act passed in 2005 by Congress mandated base closures and consolidations through all the U.S. defense services. As a result of this Act, in the past two years we have been awarded two major contracts for pilot training. Our fiscal 2010 opening backlog of firm orders included approximately $19 million for a significant contract from the U.S. Navy for a research disorientation trainer. In September 2009, we were awarded a $35 million contract from the U.S. Air Force to provide a high performance training and research human centrifuge. As a result of engineering and production activity on these two contracts, sales to the U.S. Government increased by $3.6 million in our Training Services Group during the current fiscal year versus the prior year. Although at the current time we have a significant open proposal to the U.S. Government for additional equipment to be procured under the BRAC Act, given the current domestic economic conditions and political environment, it should not be assumed that any additional contracts will be awarded to us.
•	Contract performance in our Simulation Division
     Sales activity during fiscal 2010 in our Simulation Division that produces disaster management simulators was significantly higher than in any prior fiscal year, totaling $4.4 million, an increase of $3.6 million from the prior period. This Division opened the fiscal year with a backlog in excess of $6 million, most under international contracts, and successfully executed a majority of those orders. Most importantly, we successfully delivered a multiple Advanced Disaster Management Simulator (ADMS)—COMMAND to a national training institute in the Middle East.
•	Market disruptions in our Control Systems Group
     The product groups in our CSG sell primarily to domestic commercial accounts. These businesses have been adversely impacted by current domestic economic conditions. Sales of automotive test products dropped by almost $2.9 million as this industry experienced bankruptcies for two of the three major domestic producers. Additionally, sales for our domestic monoplace hyperbaric chamber line decreased by about $1.1 million reflecting the cutback of capital expansion in hospitals and wound care centers.
•	Exchange of long term debt, establishment of additional facility, and increase in bank line
     On April 24, 2009, we entered into a transaction with H. F. Lenfest, a member of our Board of Directors and a significant shareholder, that provided for the following: (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company; and (iii) an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000. The completion of this transaction coupled with the generation of income and significant collections under major contracts resulted in free cash from operations of $5.3 million and a net increase in cash of $1.9 million. Having adequate cash from operations and additional availability under new and existing credit lines allowed us to effectively and efficiently execute on our contracts. Additionally, we expect to be adequately cash funded throughout fiscal 2011.
•	Positive impact of income taxes
     During fiscal 2010, an income tax benefit of $1.8 million was reflected in our Consolidated Statements of Operations. We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax asset. Valuation allowances had been recorded against the entire deferred tax asset as of February 27, 2009 due an uncertainty of sustaining an appropriate level of profitability in future periods. As a result of our increase in booked contracts and our positive operating results, we reduced this reserve during the fiscal period.
•	Continued expanded use of our NASTAR Center
     Our National Aerospace Training and Research (NASTAR) Center, which opened in fiscal 2008, is an integrated pilot training center offering a complete range of aviation training and research support for military jet pilots and civil aviation as well as space travel and tourism. The NASTAR Center houses state of the art equipment including the ATFS-400, a GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, a Hypobaric Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System. These products represent 37 years of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G-force exposure, spatial disorientation and escape from a disabled aircraft.
     During the past two fiscal years we have been successful in utilizing the NASTAR Center for research, space training and as a showroom to market our Authentic Tactical Fighting System technology. We feel that demonstrating tactical flight simulation in our NASTAR center was highly instrumental in our obtaining significant orders in our Aircrew Training Systems Division. Going forward, we hope to expand research aimed at examining the effectiveness of using centrifuge based simulation for Upset Recovery Training (“URT”).
     Loss of control in flight is a major cause factor in loss of life and hull damage aircraft accidents. Modern day commercial aviation currently has no requirement for training of pilots to deal with these situations, commonly referred to as “upsets.” Realistic training for responding to and recovering from upsets, or URT, requires more than a non-centrifuged based simulator because non-centrifuge-based simulators do not reproduce the physiological stresses and disorientation that a pilot experiences during an actual upset. We believe our GYROLAB simulator series is an answer to providing pilots with the dynamic environment necessary for effective training.
•	Increased selling and marketing expenses.
     Selling and marketing expenses increased about 7% in fiscal 2010 versus fiscal 2009. This increase primarily reflected higher commissions on international contracts and increased bid and proposal expenses to prepare technical submissions to requests for quotes. The cost of pre-engineering and other technical development required to submit a response to a complex request for proposal can exceed $500,000. Given the significant mix shift to U.S. Government work in the fiscal 2011 opening backlog, it is anticipated that commission expense will decrease in the coming fiscal year.
•	Charge for loss on extinguishment of debt.
     During fiscal 2010, we recorded a $315,000 charge for loss on extinguishment of debt representing two transactions. In July 2009, the Company’s Subordinated Note was exchanged for preferred stock under the aforementioned Lenfest refinancing transaction, resulting in a charge of $224,000, which represented the unamortized portion of the debt discount that was recorded at the issuance of this instrument. Additionally, a charge of $91,000 resulted from the unamortized portion of the debt discount on a $2 million note, which was repaid on September 1, 2009.
•	Continued capital and consulting spending to enhance and market worldwide our Authentic Tactical Fighting Systems (ATFS) and other technologies.
     During the past two fiscal years we have spent over $4.8 million (including $2.3 million in fiscal 2010) in capital, software development and consulting expenses. Most of this spending has been related to our pilot training simulation equipment. This includes engineering costs to improve the technical abilities of our ATFS line of products, validation effort associated with Upset Recovery Training, and consulting arrangements. Going forward, we expect spending to be significant for these efforts.
•	Common stock dilution.
     As a result of our aforementioned refinancing transaction with H. F. Lenfest, our average fully diluted shares have increased by approximately 12.2 million shares. Given our positive financial performance, this increase in equivalent common shares has a dilutive impact on our earnings per share.

CRITICAL ACCOUNTING ESTIMATES
          The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting estimates (not in any specific order) to be:
•	forecasting our effective income tax rate, including our future ability to utilize tax credits and to realize the deferred tax assets, and providing for uncertain tax positions;

•	legal matters;

•	valuations of long-lived assets, including intangible assets;

•	inventory valuation and reserves; and

•	percentage-of-completion accounting for long-term, construction-type contracts.
          We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.
          We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.
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

•	Inventory
          We periodically evaluates our inventory, which affects gross margin, to ensure that it is carried at the lower of cost or net realizable value. Cost includes appropriate overheads. Overheads allocated to inventory cost are only those directly related to our manufacturing activities. These include general supervision, utilities, supplies, etc., and depreciation and software amortization expense. Where necessary, provision is made for obsolete, slow-moving or damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value, based on the future demand of our products. To the extent that future events affect the salability of inventory these provisions could vary significantly.
•	Income Taxes
          We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carry forwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the reliability of the related deferred tax asset.

Results of Operations
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
Fiscal 2010 versus Fiscal 2009

	Summary Table of Results
	Fiscal year
	ended:
	February 26,	February 27,	Variance	Variance
	2010	2009	$	%
	(amounts in thousands)
Sales:
Domestic	$12,870	$14,442	$(1,572)	(10.9)%
US Government	7,711	3,096	4,615	149.1
International	21,690	19,149	2,541	13.3

Total Sales	42,271	36,687	5,584	15.2

Gross Profit	18,824	11,858	6,966	58.7
Selling and marketing expenses	5,010	4,670	(340)	(7.3)
General and administrative expenses	6,405	6,424	19	0.3
Research and development expenses	809	1,110	301	27.1

Operating income (loss)	6,600	(346)	6,946	2,007.5
Interest expense, net	1,308	1,569	261	16.6
Other expense, net	347	67	(280)	(417.9)
Loss on early extinguishment of debt	315	—	(315)	—
Income tax benefit	(1,819)	—	1,819	—
Minority interest	(4)	(8)	(4)	50.0

Net income (loss)	$6,453	$(1,974)	$8,427	426.9%
Net income (loss) per common share — basic	$0.50	$(0.32)	$0.82

Net Income (loss) per common share — diluted	$0.30	$(0.32)	$0.73

Net Income
          ETC had net income of $6,453,000 or $0.30 per share (diluted), in fiscal 2010 versus a net loss of $1,974,000, or $(0.32) per share (diluted), in fiscal 2009, an increase in net income of $8,427,000 or 426.9%. Operating profit in fiscal 2010 was $6,600,000 versus an operating loss of $346,000 in fiscal 2009, an increase in operating profit of $6,946,000. The major factor contributing to the favorable performance in both operating and net income was an increase in sales and corresponding gross profit. Increased gross profit reflected the sales increase and a 12.2 percentage point increase in the gross margin rate. Net income also benefited from a reduction in the Company’s deferred tax asset reserve related to the expected realization of net operating loss carryforwards.

Sales
          The following schedule presents the Company’s sales by segment, business unit and geographic area:

	(amounts in thousands)
	Fiscal year ended				Fiscal year ended
	February 26, 2010				February 27, 2009
			Inter-				Inter-
Segment sales:	Domestic	USG	national	Total	Domestic	USG	national	Total
Training Services Group:
Pilot Training Services	$93	$6,261	$13,101	$19,455	$108	$2,612	$14,633	$17,353
Simulation	480	—	4,384	4,864	553	—	703	1,256
ETC-PZL and other	440	—	1,276	1,716	87	—	1,912	1,999

Total	$1,013	$6,261	$18,761	$26,035	$748	$2,612	$17,248	$20,608

Control Systems Group:
Environmental	$980	$1,450	$1,717	$4,147	$3,841	$484	$393	$4,718
Sterilizers	5,841	—	2	5,843	3,685	—	172	3,857
Hyperbaric	3,116	—	1,062	4,178	4,259	—	1,232	5,491
Service and spares	1,920	—	148	2,068	1,909	—	104	2,013

Total	11,857	1,450	2,929	16,236	13,694	484	1,901	16,079

Company total	$12,870	$7,711	$21,690	$42,271	$14,442	$3,096	$19,149	$36,687

          For the fiscal year ended February 26, 2010, total sales were $42,271,000, an increase of $5,584,000 or 15.2% from fiscal 2009. The increase reflected favorable performance in the U.S. Government and international geographic areas and in the pilot training, simulation and sterilizer product lines.
          Geographically, domestic sales were $12,870,000, down $1,572,000, or 10.9%, from fiscal 2009, and represented 30.4% of total sales, down from 39.4% in fiscal 2009. The current period reflected reductions in environmental (down $2,861,000, 74.5%) and hyperbaric (down $1,143,000, 26.8%) partially offset by increased sterilizer sales (up $2,156,000, 58.5%). Environmental sales in the prior period benefited from significant work on a large domestic automotive contract basically completed by the prior fiscal year end. Reduced hyperbaric sales reflected domestic economic disruptions and resulting reduced capital spending. Conversely, sterilizer sales benefited from production on two significant orders. U.S. Government sales increased $4,615,000 or 149.1% from the prior fiscal year. Significant increases were evidenced in aircrew training systems sales reflecting three contracts with three different U.S. defense agencies. U.S. Government sales represented 18.3% of total sales, up from 8.4% in fiscal 2009. Given the existing U.S. Government sales contracts in the Company’s backlog and the potential for significant awards in the future, the Company anticipates this increase in the concentration of sales with the U.S. Government to continue.
          International sales, including those in the Company’s foreign subsidiaries, were $21,690,000, up $2,541,000 or 13.3%, from the prior fiscal period, primarily due to increased simulation and environmental sales, and represented 51.3% of total sales, down slightly from 52.2% in fiscal 2009.
          In fiscal 2010, two customers, both in the ATS division, each represented 10% or more of total sales. For the Company’s February 26, 2010 sales backlog of $96,964,000, three contracts (two with U.S. defense agencies and one with an international customer), each representing at least 10% of the total backlog, constituted $85,724,000 or 88.4% of the total sales backlog. Aircrew training systems backlog totaled $81,707,000 or 84.3% of the total backlog.
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
Domestic Sales
          Domestic sales in fiscal 2010 were $12,870,000 as compared to $14,442,000 in fiscal 2009, a decrease of $1,572,000 or 10.9%, The current period reflected reductions in environmental (down $2,861,000, 74.5%) and hyperbaric (down $1,268,000, 28.9%) partially offset by increased sterilizer sales (up $2,156,000, 58.5%). Environmental sales in the prior period benefited from significant work on a large domestic automotive contract basically completed by the prior fiscal year end. Reduced hyperbaric sales reflected domestic economic disruptions and resulting reduced capital spending. Conversely, sterilizer sales benefited from production on two significant orders. Domestic sales represented 30.4% of our total sales in fiscal 2010, down from 39.4% in fiscal 2009.

          Sales to the U.S. Government in fiscal 2010 were $7,711,000 as compared to $3,096,000 in fiscal 2009, representing an increase of $4,615,000 or 149.1%. Significant increases were evidenced in aircrew training systems sales reflecting three contracts with three different U.S. defense agencies. U.S. Government sales represented 18.3% of total sales, up from 8.4% in fiscal 2009.
International Sales
          International sales, including those in the Company’s foreign subsidiaries, were $21,690,000, up $2,541,000 or 13.3%, from the prior fiscal period, primarily due to increased simulation and environmental sales, and represented 51.3% of total sales, slightly down from 52.2% in fiscal 2009. International sales totaling at least $500,000 per country were made to customers in Saudi Arabia, Korea, Malaysia and Turkey. Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts.
Segment Sales
          Sales of our TSG products were $26,035,000 in fiscal 2010, an increase of $5,427,000, or 26.3% from fiscal 2009. Sales of these products accounted for 61.6% of our sales versus 56.2% in fiscal 2009. Sales in our other segment, the CSG, increased $157,000 or 1.0%, and constituted 38.4% of our total sales compared to 43.8% in fiscal 2009.
          Given the Company’s backlog at February 26, 2010 and the existing and continuing difficult domestic economic conditions, going forward it is anticipated that the TSG segment will continue to experience growth at some level while the CSG segment will be significantly negatively impacted by the domestic marketplace. In the CSG, we expect domestic environmental sales to continue to be limited by the disruptions in that marketplace. The hyperbaric monoplace line will be hampered until capital and liquidity become more accessible. The sterilizer line will suffer from delays in government funding for universities which have been steady customers for our steam sterilizers. Given the product mix in the Company’s opening backlog, we would expect most of the Company’s anticipated earnings performance in fiscal 2011 to be generated by the TSG segment.
Gross Profit
          Gross profit for fiscal 2010 increased by $6,966,000 or 58.7%, from fiscal 2009. This reflected the increase in sales and resulting gross profit (approximately $1.9 million). Improvement in gross margin as a percent of sales was due to higher sales in the TSG segment, which included high gross profit projects. Gross profit rate as a percent of sales improved to 44.5% for fiscal 2010 versus 32.3% for fiscal 2009. Significantly favorable margin rates were realized internationally in simulation and aircrew training systems and domestically in sterilizers.
Selling and marketing expenses
          Selling and marketing expenses increased $340,000, or 7.3%, from fiscal 2009. This increase primarily reflected increased marketing expenses (commissions and bid and proposal costs). As a percentage of sales, selling and marketing expenses were 11.9% in fiscal 2010 compared to 12.7% in fiscal 2009.
General and administrative expenses
          General and administrative expenses decreased by $19,000 or 0.3%. As a percentage of sales, general and administrative expenses were 15.2% compared to 17.5% in fiscal 2009.
Research and Development Expenses
          Research and development expenses include spending for potential new products and technologies and work performed under government grant program, both in the United States and internationally. This spending, net of grant payments from the U.S., Polish and Turkish governments, totaled $809,000 in fiscal 2010 as compared to $1,110,000 for fiscal 2009, a decrease of $301,000 or 27.1%. Gross spending for the periods was $2,846,000 and $1,195,000, which amounts were partially offset by funds under government grants in ETC Southampton, ETC-PZL, and our Turkish operation.
          Most of the Company’s research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates.
Operating Income
          Operating income was $6,600,000 in fiscal 2010 compared to an operating loss of $346,000 in fiscal 2009, an increase in income of $6,946,000. This improvement in operating results represented a combination of higher sales volume and gross profit coupled with reduced research and development expenses.
          On a segment basis, the TSG had an operating income of $6,128,000, a $3,697,000 improvement over the segment operating income of $2,431,000 in fiscal 2009. The CSG had an operating income of $1,727,000 in fiscal 2010, an increase in operating income of $3,224,000, from fiscal 2009. These segment operating results were offset, in part, by unallocated corporate expenses of $1,255,000 which were down $25,000, from fiscal 2009.
          Given the positive operating performance in fiscal 2010 versus the prior period, the level and mix of the Company’s backlog at February 26, 2010, open proposals and proposals under preparation, which include quotations for some significant potential U.S. Government and international contract awards, and the Company’s continuing positive feedback from potential customers for its ATFS technology, it is anticipated that the Company will experience positive performance in fiscal 2011. However, it is also anticipated that the product lines in the Company’s CSG segment will continue to suffer from negative market conditions.
Interest Expense
          Interest expense for fiscal 2010 was $1,308,000 as compared to $1,569,000 for fiscal 2009, a decrease of $261,000 or 16.6%. The current period expense reflected a $702,000 decrease in bank borrowings and reduced interest expense on the Company’s subordinated debt. This debt was exchanged for preferred stock under the Lenfest Financing Transaction which was completed in July 2009.
Other Income/Expense, Net
          Other income/expense, net, was a net expense of $347,000 for fiscal 2010 versus a net expense of $67,000 for fiscal 2009. The current period consisted primarily of foreign currency exchange losses whereas the prior period included proceeds from a property damage claim and a litigation settlement.
Loss on Extinguishment of Debt
          During fiscal 2010, the Company recorded a loss on extinguishment of debt representing two transactions. In July 2009, the Company’s Subordinated Note was exchanged for preferred stock under the Lenfest Financing Transaction, resulting in a charge of $224,000, which represented the unamortized portion of the debt discount that was recorded at the issuance of this instrument. Additionally, a charge of $91,000 resulted from the unamortized portion of the debt discount on a $2 million note, which was repaid on September 1, 2009. See Note 2 — Long-term Obligations and Credit Arrangements in the accompanying Notes to the Condensed Consolidated Financial Statements.
Income Taxes
          As a result of the Company’s analysis during fiscal 2010 of the various components and realizability of the Company’s net loss carryforwards, an income tax benefit of $1,819,000 was recorded in the fiscal year ended February 26, 2010. No income tax expense or benefit was recorded in the prior fiscal year.
          The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax asset.
          Valuation allowances had been recorded against the entire deferred tax asset as of February 27, 2009 due an uncertainty of sustaining an appropriate level of profitability in future periods. As of February 26, 2010, the Company has reviewed the components of its deferred tax asset and has determined, based upon all available information, that its current and expected future operating income will more likely than not result in the realization of a portion of its deferred tax assets relating primarily to its net operating loss carryforwards. The Company has realized a deferred tax asset related to its net operating loss carryforwards of $4,983,000. As of February 26, 2010, the Company has approximately $36.5 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.
Liquidity and Capital Resources
          The Company’s liquidity position and borrowing availability improved significantly during fiscal 2010. Cash flow from operations was a positive $5,272,000 and net cash increased by $1,888,000. Working capital was $15,326,000 and $4,684,000 at February 26, 2010 and February 27, 2009, respectively. This positive performance primarily reflected the net income in the period and milestone payment collections under long term contracts. During fiscal 2010, availability under our existing bank line increased by $5,000,000 and we also established a $7,500,000 operating line with H. F. Lenfest to fund certain U.S. Government contracts.
          On April 24, 2009, we entered into a transaction with H. F. Lenfest, a member of our Board of Directors and a significant shareholder, that provides for the following: (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company; and (iii) an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000. Having adequate cash from operations and additional availability under new and existing credit lines allowed us to effectively and efficiently execute on our contracts. Additionally, we expect to be adequately cash funded throughout fiscal 2011.
Net cash provided by (used for) operating activities:
          Cash provided by operations is driven by income from sales of our products offset by the timing of receipts and payments in the ordinary course of business.
          During fiscal 2010, we generated $5,272,000 of cash from operating activities versus a usage of $739,000 for fiscal 2009, an improvement of $6,011,000. The current period favorable performance primarily reflected significantly improved operating results, customer advanced billings under long-term POC contracts, a reduction in inventories, and non-cash expenses of depreciation and amortization.
Net cash used for investing activities:
          Cash used for investing activities primarily relates to funds used for capital expenditures in property and equipment. These uses of cash are offset by sales and borrowings under our credit facilities. The Company’s investing activities used $1,824,000 in fiscal 2010 and consisted primarily of costs for the continued construction activities and the manufacturing of demonstration simulators for our NASTAR Center coupled with higher software enhancements for our Advanced Tactical Fighter Systems technology.
Net cash used for financing activities:
          The Company’s financing activities used $1,686,000 of cash during fiscal 2010. This primarily reflected the repayments under the Company’s bank line and payments of preferred stock dividends.
Outlook
     We expect to use our cash, cash equivalents and credit facilities for working capital and general corporate purposes, products, product rights, technologies, property, plant and equipment, the payment of contractual obligations, including scheduled interest payments on our credit facilities and dividends on our preferred stock, the acquisition of businesses, and/or the purchase, redemption or retirement of our credit facilities and preferred stock. We expect that net sales of our currently marketed products should allow us to continue to generate positive operating cash flow in fiscal 2011. At this time, however, we cannot accurately predict the effect of certain developments on our anticipated rate of sales growth in 2012 and beyond, such as the degree of market acceptance, the impact of competition, the effectiveness of our sales and marketing efforts and the outcome of our current efforts to develop, receive approval for and successfully market our products.
          At the end of each fiscal quarter in fiscal 2011 and thereafter we expect to maintain a minimum aggregate EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $4,000,000 (calculated as the total of the fiscal quarter then ending and the three immediately preceding fiscal quarters.
Off-Balance Sheet Arrangements
          There were no off-balance sheet arrangements during the fiscal year ended February 26, 2010 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Equity Compensation Plan Information

			Number of securities
			remaining available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by Security holders	863,519	$2.23	1,437,001
Equity compensation plans not approved by security holders	—	N/A	187,322

Total	863,519	$2.23	1,624,323

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

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Environmental Tectonics Corporation
     We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 26, 2010 and February 27, 2009 and the related consolidated statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the fifty-two week periods ended February 26, 2010 and February 27, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 26, 2010 and February 27, 2009, and the consolidated results of their operations and their cash flows for the each of the fifty-two weeks ended February 26, 2010 and February 27, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ Friedman LLP
East Hanover, New Jersey
May 27, 2010

Environmental Tectonics Corporation
Consolidated Balance Sheets
(amounts in thousands, except share information)

	February 26,	February 27,
	2010	2009
ASSETS
Cash and cash equivalents	$2,408	$520
Restricted cash	2,751	4,454
Accounts receivable, net	17,356	5,100
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	3,576	2,460
Inventories, net	5,114	4,435
Deferred tax assets, current	4,983	2,350
Prepaid expenses and other current assets	545	479

Total current assets	36,733	19,798

Property, plant and equipment, at cost, net	13,643	15,786
Construction in progress	316	275
Software development costs, net	691	1,013
Other assets	346	406

Total assets	$51,729	$37,278

LIABILITIES
Current portion of long-term debt	$285	$9
Accounts payable – trade	1,783	2,105
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	13,944	4,155
Customer deposits	1,799	2,397
Accrued interest and dividends	782	4,197
Other accrued liabilities	2,814	2,251

Total current liabilities	21,407	15,114

Long-term obligations, less current portion:
Credit facility payable to bank	9,808	10,510
Promissory note payable	—	1,891
Subordinated convertible debt	—	9,664
Other long-term debt	12	7

	9,820	22,072

Deferred tax liabilities	3,066	2,350

Unearned interest	22	152

Total liabilities	34,315	39,688

Commitments and contingencies	—	—
Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding	—	6,000

Cumulative convertible participating preferred stock, Series C, $.05 par value, 3,300 shares authorized, issued and outstanding	—	3,300

STOCKHOLDERS’ EQUITY (DEFICIENCY)
Cumulative convertible participating preferred stock, Series D, $.05 par value, 11,000 shares authorized; 155 shares outstanding	155	—
Cumulative convertible participating preferred stock, Series E, $.05 par value, 25,000 shares authorized; 23,741 shares outstanding	23,741	—
Common stock, $.05 par value, 20,000,000 shares authorized; 9,083,573 and 9,049,351 shares issued and outstanding as February 26, 2010 and February 27, 2009, respectively	454	452
Additional paid-in capital	14,050	15,399
Accumulated other comprehensive loss	(431)	(557)
Accumulated deficit	(20,593)	(27,046)

Total stockholders’ equity (deficiency) before noncontrolling interest	17,376	(11,752)

Noncontrolling interest	38	42

Total stockholders’ equity (deficiency)	17,414	(11,710)

Total liabilities and stockholders’ equity (deficiency)	$51,729	$37,278

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Operations
(amounts in thousands, except share and per share information)

	Fiscal Years ended:
	February 26, 2010	February 27, 2009
Net sales	$42,271	$36,687
Cost of goods sold	23,447	24,829

Gross profit	18,824	11,858

Operating expenses:
Selling and marketing	5,010	4,670
General and administrative	6,405	6,424
Research and development	809	1,110

	12,224	12,204

Operating profit (loss)	6,600	(346)

Other expenses:
Interest expense	1,308	1,569
Loss on extinguishment of debt	315	—
Other, net	347	67

	1,970	1,636

Income (loss) before income taxes	4,630	(1,982)
Income tax benefit	1,819	—

Income (loss) before noncontrolling interest	6,449	(1,982)
Loss attributable to noncontrolling interest	(4)	(8)

Net income (loss)	6,453	(1,974)

Preferred stock dividends	(1,885)	(927)

Income (loss) applicable to common shareholders	$4,568	$(2,901)

Per share information:
Earnings (loss) per common share:
Basic	$0.50	$(0.32)

Diluted	$0.30	$(0.32)

Weighted average common shares:
Basic	9,069,000	9,037,000

Diluted	21,235,000	9,037,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)
For the fiscal years ended February 26, 2010 and February 27, 2009
(amounts in thousands, except share information)

		Common Stock		Additional Paid-in	Accumulated other		Total Stockholders’
	Preferred Stock	Shares	Amount	Capital	comprehensive loss	Accumulated deficit	Equity
Balance, February 29, 2008	$—	9,035,355	$451	$16,139	$(349)	$(25,072)	$(8,831)

Net loss for the year	—	—	—	—	—	(1,974)	(1,974)
Interest hedge valuation	—	—	—	—	(40)	—	(40)
Foreign currency translation adjustment	—	—	—	—	(168)	—	(168)

Total comprehensive loss							(2,182)

Stock compensation expense	—	—	—	44	—	—	44
Warrants issued with $2 million promissory note	—	—	—	128	—	—	128
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	—	13,996	1	15	—	—	16
Preferred stock dividends	—	—	—	(927)	—	—	(927)

Balance, February 27, 2009	—	9,049,351	452	15,399	(557)	(27,046)	(11,752)

Net income for the year	—	—	—	—	—	6,453	6,453
Interest hedge valuation	—	—	—	—	184	—	184
Foreign currency translation adjustment	—	—	—	—	(58)	—	(58)
Total comprehensive income							6,579

Issuance of common shares to Lenfest	—	20,000	1	—	—	—	1
Issuance of Series D Preferred Stock	155	—	—	—	—	—	155
Issuance of Series E Preferred Stock	23,741	—	—	—	—	—	23,741
Preferred stock dividends	—	—	—	(1,885)	—	—	(1,885)
Stock compensation expense	—	—	—	33	—	—	33
Warrants issued to Lenfest in connection with line of credit guarantee	—	—	—	485	—	—	485
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	—	14,222	1	18	—	—	19

Balance before noncontrolling interest	23,896	9,083,573	454	14,050	(431)	(20,593)	17,376
Noncontrolling interest	—	—	—	—	—	—	38

Balance, February 26, 2010	$23,896	9,083,573	$454	$14,050	$(431)	$(20,593)	$17,414

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal years ended
	February 26, 2010	February 27, 2009
Cash flows from operating activities:
Net income (loss)	$6,453	$(1,974)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,309	1,797
Decrease in valuation allowance for deferred tax assets	(1,917)	(38)
Loss on extinguishment of debt	315	—
Accretion of debt discount and amortization of deferred finance costs	258	298
Increase in allowances for accounts receivable and inventories, net	577	212
Loss attributable to noncontrolling interest	(4)	(8)
Stock option and stock compensation expense	51	44
Changes in operating assets and liabilities:
Accounts receivable	(12,308)	(1,483)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(1,116)	962
Inventories	1,735	1,740
Prepaid expenses and other assets	506	11
Accounts payable	(322)	(955)
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	9,789	(2,336)
Customer deposits	(598)	(592)
Other accrued liabilities	544	1,583

Net cash provided by (used in) operating activities	5,272	(739)

Cash flows from investing activities:
Acquisition of equipment	(1,603)	(1,566)
Capitalized software development costs	(221)	(342)

Net cash used in investing activities	(1,824)	(1,908)

Cash flows from financing activities:
(Repayments) borrowings under lines of credit, net	(702)	1,700
(Repayment) issuance of note payable, Lenfest	(2,000)	2,000
(Decrease) increase in restricted cash from notes payable, Lenfest	2,000	(2,000)
Issuance of common stock	2	16
Borrowings (payments) of other debt obligations	281	(9)
Payment of dividends	(970)	—
Payment of claim settlement costs	—	(2,275)
(Decrease) increase in restricted cash	(297)	2,072

Net cash (used in) provided by financing activities	(1,686)	1,504

Effect of exchange rate changes on cash	126	(208)

Net increase (decrease) in cash	1,888	(1,351)
Cash at beginning of period	520	1,871

Cash at end of period	$2,408	$520

Supplemental schedule of cash flow information:
Interest paid	$982	$475
Income taxes paid	—	—

Supplemental information on non-cash operating and investing activities:
Accrued dividends on preferred stock	$319	$927
     On July 2, 2009, the Company exchanged certain existing related-party financial instruments for a newly-created class of Series E Convertible Preferred Stock. The value of this exchange was $23,741,000. Additionally, the Company issued $155,000 of Series D Preferred Stock as loan origination fees in connection with the $7,500,000 Lenfest Credit Facility. See Note 2 – Long-Term Obligations and Credit Arrangements.
     In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory.
The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements
1. Nature of Business:
     Environmental Tectonics Corporation (“ETC” or the “Company”) is principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems and services, entertainment products, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products that involve similar manufacturing techniques and engineering technologies. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of its products are made principally to U.S. and foreign government agencies and to the entertainment market. We operate in two primary business segments, the Training Services Group (“TSG”) and the Control Systems Group (“CSG”).
     Training Services Group. This segment includes three primary product groups: aircrew training devices and services, disaster management training and systems, and entertainment products.
     Control Systems Group. This segment includes three primary product lines: sterilizers, environmental control systems and other products, and hyperbarics.
     The Company’s fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February. Certain amounts from prior consolidated financial statements have been reclassified to conform to the presentation in fiscal 2010.
     Sales Backlog
     Below is a breakdown of the Company’s February 26, 2010 sales backlog (amounts in thousands except percentages):

	Business segment:
Geographic area:	TSG	CSG	Total	%
Domestic	$210	$3,772	$3,982	4.1%
US Government	49,111	48	49,159	51.0
International	36,244	7,579	43,823	44.9

Total	$85,565	$11,399	$96,964	100.0%

% of total	88.2%	11.8%	100.0%

     Our sales backlog at February 26, 2010, for work to be performed and revenue to be recognized under written agreements after such dates, was $96,964,000. Of the February 26, 2010 sales backlog, one product line represented at least 10% of the total backlog: aircrew training systems, $81,707,000 or 84.3%. Additionally, three customers represented a total of $85,724,000, or 88.4%, of the total backlog.
2. Summary of Significant Accounting Policies:
     Basis of Presentation:
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
     Fair Value of Financial Instrument:
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
     The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The Company’s financial liabilities that are accounted for at fair value on a recurring basis are summarized below:

	Fair Value Measurement at
	February 26, 2010 using:
Liabilities	Level 1	Level 2	Level 3	Total
		(amounts in thousands)
Credit facility payable to bank	$—	$—	$10,551	$10,551
ETC-PZL contract financing			453	453
Interest rate swap agreements	—	85	—	85

Total	$—	$85	$11,004	$11,089

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
     Revenue Recognition:
     On long-term contracts, with a contract value over $250,000 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred as a percentage of estimated total costs. This percentage is multiplied by the total estimated revenue under a contract to calculate the amount of revenue recognized in an accounting period. Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset. Amounts billed to customers in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability. When it is estimated that an uncompleted contract will result in a loss, the entire amount of the loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which the Company learns the facts which require it to revise the cost and profit estimates. Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract.
     For contracts under $250,000, or to be completed in less than six months, and where there are no post-shipment services included in the contract, the completed contract method is applied and revenue is recognized on the date that the finished product is shipped to the customer.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
     Restricted Cash:
     Restricted cash as of February 26, 2010 represents the partial collateralization of a committed line of credit in the amount of $5,422,405 which the Company used to satisfy performance bond and repayment guarantee requirements in a contract with an existing customer. As security for this line of credit, ETC and H.F. Lenfest, a member of the Company’s Board of Directors and a significant shareholder of and investor in ETC (“Lenfest”), were each required to provide PNC Bank with the equivalent of $2,711,000 in the form of cash or other financial instruments. To meet this requirement, ETC has deposited cash in this amount in a restricted bank account with PNC Bank. (See Note 7 – Long-term Obligations and Credit Arrangements.) Restricted cash as of February 27, 2009 represents proceeds from the issuance of a $2 million promissory note to Lenfest in February 2009 specifically for a bid requirement as well as monies on deposit in Turkey securing a performance guarantee in Turkey.
     Subsequent to fiscal year end, the Company fulfilled its requirement to fund the balance of the security to collateralize the committed line of credit by depositing approximately $2,711,000 in a certificate of deposit. Mr. Lenfest’s security was returned and his guarantee to cover the $5.4 million line was terminated.
     Accounts Receivable and Concentration of Credit Risk
     The Company performs ongoing credit evaluations of our customers and adjusts credit limits based on payment history and the customer’s current creditworthiness. The Company continuously monitors collections and payments from its customers and maintain a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While credit losses have historically been within the Company’s expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Additionally, as a result of the concentration of international receivables, we cannot predict the effect, if any, that geopolitical disputes and financial constraints will have on the ultimate collection of our international receivables. Amounts due under contracts related to agencies of a foreign government totaled $14,539,000 or 83.8%, of the total accounts receivable, net as of February 26, 2010. The majority of these receivables have been collected subsequent to fiscal year end.
     Inventories:
     Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor and overhead components. Overheads allocated to inventory cost are only those directly related to our manufacturing activities. Where necessary, provision is made for obsolete, slow-moving or damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value, based on the future demand of our products.
     In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. These costs had originally been capitalized as engineering costs associated with the ATS-400 flight simulator which is being used a as a demonstrator model in ETC’s NASTAR Center. The costs will be equally charged over a four quarter period to cost of sales for three specific contracts for this device. The Company currently has two contracts for these devices and, starting with the fourth quarter of fiscal 2010, approximately $245,000 was transferred to each of these contracts.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Property, Plant and Equipment:
     Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts with any resulting gains or losses.
     Capitalized Software Development Costs:
     The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Software amortization totaled $543,000 and $943,000, respectively, for fiscal 2010 and 2009.
     Research and Development:
     Research and development costs, which relate primarily to the development, design and testing of products, are expensed as incurred. The Company enters into research grants with various government entities, both in the United States and internationally. Payments received under these grants are recorded as a reduction of research and development costs. Research and development expenses include spending for potential new products and technologies and work performed under government grant program, both in the United States and internationally. This spending, net of grant payments from the U.S., and the governments of Poland and Turkey, totaled $809,000 in fiscal 2010 as compared to $1,110,000 for fiscal 2009. Gross spending for the periods was $2,846,000 and $1,195,000, respectively.
     Income Taxes:
     The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax asset.
     Adequate provision has been made for all outstanding issues for all open years. Significant judgments and estimates are required in determining the provision for taxes, including judgments and estimates regarding the realization of deferred tax assets and the ultimate outcomes of tax-related contingencies. During the normal course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. A liability is recognized, including interest, or a tax asset is reduced, for the anticipated outcome of tax audits. These amounts are adjusted in light of changing facts and circumstances.
     Long-Lived Assets:
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Share-Based Compensation:
     The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) accounting guidance which addressed the accounting for stock-based payment transactions whereby an entity receives employee services in exchange for either equity instruments of the enterprise or that may be settled by the issuance of such equity instruments. The guidance generally requires that such transactions be accounted for using a fair-value based method and stock-based compensation expense is recorded, based on the grant date fair value, estimated in accordance with the guidance, for all new and unvested stock awards that are ultimately expected to vest as the requisite service is rendered. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates.
     The Company typically issues new shares of common stock upon the exercise of stock options, as opposed to using treasury shares.
     The Company uses a Black-Scholes option valuation method to determine the fair-value of the stock-based compensation under the accounting guidance. The Black-Scholes model incorporates various assumptions including the expected term of awards, volatility of stock price, risk-free rates of return and dividend yield. The expected term of an award is no less than the award vesting period and is based on the Company’s historical experience. The risk-free interest rate is approximated using rates available on U.S. Treasury securities in effect at the time of grant with a remaining term similar to the award’s expected life. The Company uses a dividend yield of zero in the Black-Scholes option valuation model as it does not anticipate paying cash dividends in the near future.
     Advertising Costs:
     The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $413,000 and $394,000 in fiscal 2010 and 2009, respectively.
     Earnings Per Common Share:
     Basic earnings (loss) per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and common stock warrants using the “treasury stock” method plus the effect of all convertible financial instruments, including subordinated debt and preferred stock, as if they had been converted at the beginning of each period presented. If the effect of the conversion of any financial instruments would be anti-dilutive, it is excluded from the diluted earnings per share calculation.
     At February 26, 2010, there was $23,896,000 of cumulative convertible participating preferred stock. These instruments were convertible at exercise prices of:
•	Series D Preferred Stock of $55,000 at $0.94 per share, equating to 58,511 shares of common stock, issued in April 2009;

•	Series D Preferred Stock of $100,000 at $1.11 per share, equating to 90,090 shares of common stock, issued in July 2009;

•	Series E Preferred Stock of $23,741,000 at $2.00 per share, equating to 11,870,500 shares of common stock, issued in July 2009.
     On February 20, 2009, in connection with the issuance of a $2,000,000 promissory note, the Company issued warrants to purchase 143,885 shares of the Company’s common stock at $1.39 per share. Additionally, on July 2, 2009, in consideration of an increase of the guarantee on the PNC line of credit, the Company issued warrants to purchase 450,450 shares of the Company’s common stock at $1.11 per share. (See Note 2, Long-Term Obligations and Credit Arrangements.)

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
     At February 26, 2010 and February 27, 2009, there were options to purchase the Company’s common stock totaling 269,185 and 157,652 shares at an average price of $4.53 and $5.90 per share, respectively. Due to the conversion price of these common stock options, these shares were excluded from the calculation of diluted earnings (loss) per share because the effect was antidulutive.

	Fiscal year ended
	February 26, 2010
	Income	Weighted	Per
	(amounts in	average	share
	thousands)	shares	amount
Net income	$6,453
Less preferred stock dividends	(1,885)

Basic earnings per share:
Basic earnings available to common shareholders	$4,568	9,069,000	$0.50

Effect of dilutive securities:
Preferred stock		12,019,000
Stock warrants		147,000

Diluted earnings per share:
Basic earnings available to common shareholders	$4,568
Add: Preferred stock dividend	1,885

Income available to common shareholders plus effect of Dilutive securities	$6,453	21,235,000	$0.30

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
3. Accounts Receivable:
     The components of accounts receivable at February 26, 2010 and February 27, 2009 are as follows:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
U.S. government	$438	$551
U.S. commercial	1,403	1,002
International	15,930	3,911

	17,771	5,464
Less allowance for doubtful accounts	(415)	(364)

Accounts receivable, net	$17,356	$5,100

4. Costs and Estimated Earnings on Uncompleted Contracts:
     Unbilled costs
     The following is a summary of long-term contracts in progress at February 26, 2010 and February 27, 2009:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Cost incurred on uncompleted long-term contracts	$18,936	$26,777
Estimated earnings	18,535	16,911

	37,471	43,688
Less billings to date	(47,839)	(45,383)

	$(10,368)	$(1,695)

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Included in accompanying balance sheets under the following captions:
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$3,576	$2,460
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(13,944)	(4,155)

	$(10,368)	$(1,695)

     Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for unexpected losses on contracts of $200,000 in fiscal 2010 and 2009.

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
5. Inventories:
     Inventories consist of the following:

	February 26,	February 27,
	2010	2009
	(amounts in thousands)
Raw material	$—	$92
Work in process	4,764	3,564
Finished goods	350	779

Total inventory, net	$5,114	$4,435

     Inventory is presented above net of an allowance for obsolescence of $2,345,000 (Raw material $138,000, Work in process $1,506,000 and Finished goods $701,000) and $1,820,000 (Raw material $92,000, Work in process $1,027,000 and Finished goods $701,000) in fiscal 2010 and 2009, respectively.
     In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. These costs had originally been capitalized as engineering costs associated with the ATS-400 flight simulator which is being used as a demonstrator model in ETC’s NASTAR Center. The costs will be equally charged over a four quarter period to cost of sales for three specific contracts for this device. The Company currently has two contracts for these devices and, starting with the fourth quarter of fiscal 2010, approximately $245,000 was transferred to each of these contracts.
6. Property, Plant and Equipment:
     The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 26, 2010 and February 27, 2009:

	February 26,	February 27,
	2010	2009
	(amounts in thousands)
Land	$100	$100
Buildings and building additions	3,851	3,851
Machinery and equipment	20,792	22,426
Office furniture and equipment	1,194	1,194
Building improvements	2,746	2,489

	28,683	30,060
Less accumulated depreciation	(15,040)	(14,274)

Property, plant and equipment, net	$13,643	$15,786

     Depreciation expense for the fiscal years ended February 26, 2010 and February 27, 2009 was $766,000 and $837,000, respectively.
     As a result of the transfer of costs from property, plant and equipment to inventory, the estimated depreciation of the remaining asset value for the ATS-400 was reviewed and, $233,000 of depreciation expense which had previously been amortized to the cost of sales was reversed in the fourth quarter of fiscal 2010.
7.	Long-Term Obligations and Credit Arrangements:
Lenfest Financing Transaction
     On April 24, 2009, the Company entered into a transaction (the “Lenfest Financing Transaction”), which was approved by shareholders on July 2, 2009, with Lenfest that provided for the following: (i) a $7,500,000 credit facility provided by Lenfest to ETC, which expires on December 31, 2012; (ii) exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock (as defined below) and Series C Preferred Stock (as defined below) held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company; and (iii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank, National Association (“PNC Bank”) in connection with an increase of the Company’s existing $15,000,000 revolving line of credit with

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities.
Lenfest Credit Facility
     As part of the Lenfest Financing Transaction, the Company established a credit facility in the maximum amount of $7,500,000 with Lenfest (the “Lenfest Credit Facility”) to be used to finance certain government projects that ETC has been awarded or is seeking to be awarded. The terms of the Lenfest Credit Facility are set forth in a Secured Credit Facility and Warrant Purchase Agreement between the Company and Lenfest, dated as of April 24, 2009 (the “Lenfest Credit Agreement”). In connection with the Lenfest Credit Agreement, the Company has executed, and will in the future execute, promissory notes in favor of Lenfest, in the aggregate principal amount of up to $7,500,000 (the “Lenfest Credit Facility Note”) based on the amount borrowed by the Company pursuant to the Lenfest Credit Agreement. Each Lenfest Credit Facility Note issued under the Lenfest Credit Facility will accrue interest at the rate of 10% per annum, payable in cash or, at the option of Lenfest, in shares of Series D Preferred Stock of the Company, as described below. The Lenfest Credit Facility expires on December 31, 2012. As of February 26, 2010, the Company had not utilized any of the $7.5 million available funding under this facility.
Exchange of Existing Instruments for Series E Preferred Stock
     On April 24, 2009, the Company authorized the issuance of two newly-created classes of Convertible Preferred Stock, Series D and Series E. Shares of these have been issued in connection with the Lenfest Financing Transaction. In accordance with standards defined by generally accepted accounting principles on classification and measurement of redeemable securities, the Company has accounted for both of these issues as permanent equity under Shareholders’ Equity in the accompanying consolidated condensed balance sheets. The Company’s Series B and C Preferred Stock had been classified as mezzanine due to a preferential redemption feature of these instruments, which provided that a change in ownership would result in a forced liquidation. The Series D and E shares do not contain this provision. With respect to the convertibility of the Series D and E shares, in accordance with standards defined by generally accepted accounting principles on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, and the Company has concluded that the embedded conversion feature did not have a material effect on its stated value.
     As part of the Lenfest Financing Transaction, the senior subordinated convertible promissory note (the “Subordinated Note”) in the original principal amount of $10,000,000 issued by ETC to Lenfest on February 18, 2003, together with all accrued interest and warrants issuable pursuant to the terms of the Subordinated Note, and all Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and Series C Cumulative Convertible Preferred Stock of the Company (the “Series C Preferred Stock”) held by Lenfest, together with all accrued dividends thereon, were exchanged (the “Series E Exchange”) for shares of a newly-created class of Series E Convertible Preferred Stock of the Company (the “Series E Preferred Stock”).
     On July 2, 2009, following the receipt of the Shareholder Approvals, the Company filed with the Department of State of the Commonwealth of Pennsylvania a Statement with Respect to Shares of Series E Convertible Preferred Stock creating a new class of preferred stock consisting of 25,000 shares with a stated value of $1,000 per share and designated Series E Convertible Preferred Stock. Immediately thereafter, the Series E Exchange occurred and the Company issued 23,741 shares of Series E Preferred Stock to Lenfest. The shares of Series E Preferred Stock are convertible to common stock at a conversion price per share equal to $2.00 and would convert into 11,870,500 shares of ETC common stock.
     Below is a summary of the instruments exchanged:

Balance
upon
Description	exchange
Subordinated convertible note	$10,000,000
Accrued interest on subordinated convertible note	2,275,000
Series B Preferred stock	6,000,000
Series C Preferred Stock	3,300,000
Accrued dividends on preferred stock, Series B and C	2,166,000

Series E Preferred Stock issued in exchange	$23,741,000

     As a result of this exchange, the Company recorded a loss on extinguishment of debt on the Subordinated Note of $224,000, representing the unamortized portion of the debt discount.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Subsequent to the fiscal year end, on March 10, 2010, the Company entered into an agreement (“Stock Repurchase Agreement”) with H.F. Lenfest to repurchase and retire 1,000 shares of Series E Preferred Stock currently owned by Lenfest. The repurchase price was the stated price of $1,000.00 per share, or $1,000,000 in the aggregate. Following this repurchase, Lenfest held 22,741 shares of Series E Preferred Stock.
Lenfest Promissory Note
     On February 20, 2009, Lenfest made a loan to ETC in the principal amount of $2,000,000 (the “$2 Million Loan”), which amount was considered as advanced under the Lenfest Credit Facility. The $2 million Loan was used by ETC solely to support ETC’s requirements under a proposal for a U.S. Government bid.
     In connection with the $2 million Loan, the Company issued 143,885 warrants to purchase the Company’s common stock at $1.39 per share. Consequently, the Company recorded a debt discount of $109,000 associated with these warrants using the Black-Scholes options-pricing model. Additionally, the Company issued 20,000 shares of the Company’s common stock as part of this transaction. The value of the stock issued, $19,000, has been recorded as a loan origination fee. The $2,000,000 in proceeds from the $2 Million Loan was included in Restricted Cash on the accompanying Condensed Consolidated Balance Sheets as of February 27, 2009. On September 1, 2009, the Company repaid the $2 Million Loan in full. The unamortized portion of the original debt discount, $91,000, was expensed during the fiscal quarter ended November 27, 2009, and is reflected as extinguishment of debt on the accompanying Condensed Consolidated Statement of Operations.
Bank Credit and Facility
Increased PNC Bank Credit Facility and Issuance of New Guarantee
     On April 24, 2009, PNC Bank agreed to increase the amount of financing available under the 2007 PNC Credit Facility from $15,000,000 to $20,000,000, subject to the condition that Lenfest continue to personally guarantee all of ETC’s obligations to PNC Bank (the “Lenfest Guaranty”) and that Lenfest pledged $10,000,000 in marketable securities as collateral security for his guarantee (the “Lenfest Pledge”).
     Following the receipt of the Shareholder Approvals on July 2, 2009, ETC and PNC Bank entered into the Amended and Restated Credit Agreement (the “Amended and Restated PNC Credit Agreement”) and the Second Amended and Restated Reimbursement Agreement for Letters of Credit (the “Amended and Restated Reimbursement Agreement”). The 2007 promissory note was cancelled and replaced with the Amended and Restated Promissory Note in the principal amount of $20,000,000 (the “Amended and Restated PNC Note”).
     In connection with the execution of the 2009 PNC Financing Documents, ETC paid to Lenfest an origination fee of 100 shares of Series D Convertible Preferred Stock of the Company (the “Series D Preferred Stock”), which is equal to one percent (1%) of the market value of the $10,000,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank. The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100,000 in the aggregate. These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of such shares. Additionally, ETC will pay Lenfest annual interest equal to 2% of the amount of the Lenfest Pledge, payable in Series D Preferred Stock.
     In consideration of Lenfest entering into the Amended and Restated Guaranty, ETC issued to Lenfest warrants to purchase 450,450 shares of ETC common stock, which shares were equal in value to ten percent (10%) of the amount of the $5,000,000 increase under the 2007 PNC Bank Credit Facility. The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of the warrant.
     The Company has recorded a loan origination deferred charge associated with these warrants of $487,000 using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 91.9%; risk-free interest rate of 0.49%; and an expected life of seven years.
     Amounts borrowed under the Amended and Restated PNC Credit Agreement could be borrowed, repaid and reborrowed from time to time until June 30, 2010. Borrowings made pursuant to the Amended and Restated PNC Credit Agreement bear interest at either the prime rate (as described in the promissory note executed pursuant to the Amended and Restated PNC Credit Agreement) plus 0.50

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
percentage points or the London Interbank Offered Rate (“LIBOR”) (as described in the Promissory Note) plus 2.50 percentage points. Additionally, ETC is obligated to pay a fee of 0.125% per year for unused but available funds under the line of credit.
     The Amended and Restated PNC Credit Agreement signed on April 24, 2009 contained affirmative and negative covenants including, but not limited to, limitations with respect to indebtedness, liens, investments, distributions, dispositions of assets, change of business and transactions with affiliates. The Company was required to maintain a minimum Consolidated Tangible Net Worth (which, as defined, is total assets excluding intangibles less liabilities excluding the Subordinated Convertible Debt) of $3,500,000 for each fiscal quarter starting February 27, 2009 and thereafter. Additionally, the Company was required to maintain a minimum Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), defined as net income plus interest expense plus income tax expense plus amortization plus depreciation, as follows: fiscal 2010 third quarter $1,000,000, fiscal 2010 fourth quarter $900,000 and all fiscal quarters ending after February 28, 2010, $1,300,000. The Company is in full compliance of its covenants as of February 26, 2010.
Amendment to the Credit Agreement
     On October 1, 2009, the PNC Credit Agreement was amended to extend the maturity date to June 30, 2011. Additionally, the affirmative covenants were adjusted. The Consolidated Tangible Net Worth covenant was modified to reflect the impact on the Company’s balance sheet of the Lenfest Financing Transaction. Effective with each fiscal quarter ending after October 1, 2009, the Company must maintain a minimum Consolidated Tangible Net Worth of at least $10,000,000. The EBITDA covenant was changed for fiscal periods beginning after December 1, 2009. Beginning with the first fiscal quarter ending after December 1, 2009, and for each fiscal quarter ending thereafter, the Company must maintain a minimum cumulative aggregate EBITDA of $4,000,000 for the fiscal quarter then ending and the three preceding fiscal quarters.
     As of February 26, 2010, the Company’s availability under the PNC Credit Agreement was approximately $8,872,000. This reflected cash borrowings under the PNC Credit Agreement of $9,600,000 and outstanding letters of credit of approximately $1,528,000.
     For the purpose of reducing the risk associated with variable interest rates, ETC has entered into an interest rate swap agreement (the “Swap Agreement”) with PNC Bank which provides for a fixed rate through June 30, 2010, the maturity date of the Swap Agreement, for a portion of the Company’s bank borrowings. If the Swap Agreement is terminated prior to maturity, an additional payment to PNC Bank or a credit to the Company might be due, based on the relative market rates at the time of termination. The Swap Agreement transaction has been accounted for under the generally accepted accounting principle for accounting for derivative instruments and hedging activities. At February 26, 2010, ETC recorded a Comprehensive Loss of $85,000 reflecting the reduced value of the interest rate hedge in the accompanying Condensed Consolidated Balance Sheets.
     Due to the Company’s accumulated deficit, all dividends accruing for the previous Series B and C and current Series D and E Preferred Stock issuances have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.
Dedicated Line of Credit Agreement with PNC Bank
     On November 16, 2009, the Company and PNC Bank entered into a Letter Agreement, Reimbursement Agreement, Pledge Agreement, and Amendment to Subordination Agreement (collectively, the “Dedicated Line of Credit Agreement”), pursuant to which the Company has received a committed line of credit in the amount of $5,422,405 (the “Line of Credit”) which the Company used to satisfy performance bond and repayment guarantee requirements in a contract with an existing customer. Use of this dedicated line of credit is restricted to funding contract requirements under this specific contract.
     As security for the Line of Credit, ETC and H.F. Lenfest were each required to provide PNC Bank with the equivalent of $2,711,000 in the form of cash or other financial instruments. To meet this requirement, ETC has deposited cash in this amount in a restricted bank account with PNC Bank. H.F. Lenfest has guaranteed the Company’s obligations under the Dedicated Line of Credit Agreement, and has pledged to PNC Bank $2,711,000 in certificated securities. ETC was required by August 19, 2010, to place additional cash funds of $2,711,000 with PNC Bank, at which time the Lenfest guarantee would be terminated and the Lenfest securities would be returned to Lenfest.
     Subsequent to fiscal year end, the Company fulfilled its requirement to fund the balance of the security to collateralize the committed line of credit by depositing approximately $2,711,000 in a certificate of deposit. Mr. Lenfest’s security was returned and his guarantee to cover the $5.4 million line was terminated.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
Subordinated Convertible Debt
     As part of the Lenfest Financing Transaction, subordinated convertible debt, which had a face-value of $10 million, was exchanged for Series E Preferred Stock on July 2, 2009. The unamortized portion of the original debt discount of $224,000 is reflected as extinguishment of debt on the accompanying Condensed Consolidated Statement of Operations.
     At the Company’s option, the quarterly interest payments due on this convertible debt were deferred and added to the outstanding principal. As part of the Lenfest Financing Transaction, $2,275,000 in accrued interest was exchanged for Series E Preferred Stock.
ETC-PZL Project Financing
     In September 2009, ETC-PZL, located in Warsaw, Poland, entered into a project financing agreement with a Warsaw bank to fund a research and development contract with the Polish government. The amount of this facility is $604,000 and it is being repaid in quarterly installments of approximately $70,000 which commenced in September 2009. This facility will expire in September 2011. Use of this line of credit is restricted to funding contract requirements under a specific research and development contract with the Polish government.
     Long-term obligations at February 26, 2010 and February 27, 2009 consist of the following:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Note payable to bank	$9,600	$10,510
ETC-PZL project financing	486	—
Automobile loan	7	16
Other	—	—
Promissory note, net of unamortized discount of $109	—	1,891
Subordinated convertible debt, net of unamortized discount $336	—	9,664

Total debt obligations	10,093	22,081
Less current maturities	285	9

Long-term obligations, net of current maturities	$9,808	$22,072

     The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2010	$285
2011	9,808
2012 and thereafter	—

Total future obligations	$10,093

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
9. Leases:
     Operating Leases
     The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under non-cancelable operating leases having a remaining term expiring after one fiscal year as of February 26, 2010 are $177,000 in 2011; $155,000 in 2012; $28,000 in 2013; and $16,000 in 2014 and thereafter. Total rental expense for all operating leases for the fiscal years ended February 26, 2010 and February 27, 2009 was $256,000 and $211,000, respectively.
10. Income Taxes:
     The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax asset.
     Valuation allowances had been recorded against the entire deferred tax asset as of February 27, 2009 due an uncertainty of sustaining an appropriate level of profitability in future periods. As of February 26, 2010, the Company has reviewed the components of its deferred tax asset and has determined, based upon all available information, that its current and expected future operating income will more likely than not result in the realization of a portion of its deferred tax assets relating primarily to its net operating loss carryforwards. As of February 26, 2010, the Company had approximately $36.5 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.
     As a result of the Company’s analysis, an income tax benefit of $1,819,000 has been recorded in the Consolidated Statement of Operations for the fiscal year ended February 26, 2010.

	(in thousands)
	Fiscal Year Ended	Fiscal Year Ended
	February 26, 2010	February 27, 2009
	$	$
Currently (receivable) payable
Federal	133	—
State	—	—
Foreign (benefits) taxes	23	—

	156	—

Deferred:

Federal	(1,598)	—
State	(377)	—
Foreign benefit	—	—

	(1,975)

	$(1,819)	$—

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Fiscal year	Fiscal year
	ended	ended
	February 26,	February 27,
	2010	2009
Statutory income tax (benefit)	34.0%	(34.0)%
State income tax, net of federal tax benefit	3.8	(2.5)
Research and experimentation and other tax credits	(3.1)	(7.3)
Benefit of foreign and foreign-source income or loss	.6	5.5
Change in valuation allowance	(73.4)	32.8
Effect of change in effective tax rate	—	4.0
Other, net	(1.1)	1.5

	(39.2)%	—%

     For the fifty-two week period ended February 27, 2009, the Company did not record any benefit for income taxes due to the prior and continuing operating losses and the low probability that any recorded tax receivables would ever be realized.
     The tax effects of the primary components of the temporary differences are as follows:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Deferred tax assets:
Net operating loss and credits	$15,607	$16,520
Vacation reserve	80	74
Inventory reserve	880	676
Receivable reserve	156	135
Warranty reserve	117	63
Compensation and other reserves	32	76
Stock options	—	96
Other, net	74	74

	16,946	17,714
Valuation Reserve	(11,963)	(15,364)

Total current deferred tax asset	4,983	2,350

Deferred tax liabilities:
Amortization of capitalized software	350	462
Depreciation	2,716	1,888

Total non-current deferred tax liability	3,066	2,350

Net deferred tax asset	$1,917	$—

     During the fiscal years ended February 26, 2010 and February 27, 2009, the Company did not have any unrecognized tax benefits and accordingly did not recognize interest expense or penalties related to unrecognized tax benefits. The Company or one of its subsidiaries files income tax returns in U.S. federal jurisdiction, various states and foreign jurisdiction. The Company is no longer subject to U.S. federal tax examinations by tax authorities for the fiscal years before 2007.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
11. Business Segment Information:
     The Company operates in two business segments — Training Services Group (“TSG”) and Control Systems Group (“CSG”). Core technologies include the design, manufacture and sale of training services which includes (1) software driven products and services used to create and monitor the physiological effects of flight; (2) high performance jet tactical flight simulation, and; (3) driving and disaster simulation systems, and control systems which includes: (1) steam and gas sterilization; (2) testing and simulation devices for the automotive industry, and; (3) hyperbaric and hypobaric chambers. Product categories included in TSG are Aircrew Training Systems (ATS) and flight simulators, disaster management systems and entertainment applications. CSG includes sterilizers, environmental control devices and hyperbaric chambers along with parts and service support.
     The following segment information reflects the accrual basis of accounting.

	Training	Control
	Services Group	Systems Group		Company
	(TSG)	(CSG)	Corporate	Total
	(amounts in thousands)
Fiscal 2010
Net sales	$26,035	$16,236	$—	$42,271
Interest expense	1,023	285	—	1,308
Depreciation and amortization	728	581	—	1,309
Operating income (loss)	6,128	1,727	(1,255)	6,600
Income tax benefit	—	—	(1,819)	(1,819)
Identifiable assets	31,177	4,928	15,624	51,729
Expenditures for segment assets	1,206	358	378	1,824

Fiscal 2009
Net sales	$20,608	$16,079	$—	$36,687
Interest expense	1,161	408	—	1,569
Depreciation and amortization	616	1,181	—	1,797
Operating income (loss)	2,431	(1,497)	(1,280)	(346)
Income tax benefit	—	—	—	—
Identifiable assets	19,545	5,046	12,687	37,278
Expenditures for segment assets	1,550	358	—	1,908

	2010	2009
Reconciliation to consolidated net income (loss):
Operating income (loss)	$6,600	$(346)
Interest expense	(1,308)	(1,569)
Loss on extinguishment of debt	(315)	—
Other, net	(347)	(67)
Income tax benefit	1,819	—
Noncontrolling interest	4	8
Net income (loss)	$6,453	$(1,974)

     Segment operating income consists of net sales less applicable costs and expenses relating to these revenues. Unallocated expenses including general corporate expenses, letter of credit fees and income taxes have been excluded from the determination of the total profit for segments. For presentation purposes, income, expenses and assets not specifically identifiable to an individual business group or applicable to all groups and general corporate expenses, primarily central administrative office expenses, are reflected in the Corporate category. Property, plant, and equipment associated with the Company’s NASTAR Center are included in the TSG segment; the remaining property, plant and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          In fiscal 2010, international sales totaling a least $500,000 per country were made to customers in Saudi Arabia, Korea, Malaysia and Turkey. In fiscal 2009, international sales totaling at least $500,000 per country were made to customers in Saudi Arabia, Turkey, Thailand, Malaysia and Egypt. Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.
          In both fiscal 2010 and 2009, sales to one customer (the same customer) represented individually 10% or more of total sales, the Royal Saudi Air Force.
          Included in the segment information for the fiscal years ended February 26, 2010 and February 27, 2009 are export sales of $21,690,000 and $19,149,000, respectively. Sales to the U.S. government and its agencies aggregated $7,711,000 and $3,096,000 for the fiscal years ended February 26, 2010 and February 27, 2009, respectively.
12. Stock Options:
A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 26, 2010		February 27, 2009
		Weighted		Weighted
		average		average
	Shares	Exercise price	Shares	exercise price
Outstanding at beginning of year	157,652	$5.90	371,928	$6.70
Granted	113,000	2.64	—	—
Exercised	—	—	—	—
Forfeited	(1,467)	6.07	(214,276)	—

Outstanding at end of year	269,185	4.53	157,652	5.90

Options exercisable at year end	156,185		157,652
Weighted average fair value of options granted during the year		$2.64		$—
          The following information applies to options outstanding at February 26, 2010:

	Options outstanding		Options exercisable
		Weighted		Number
	Number	average	Weighted	Exercisable	Weighted
	outstanding	Remaining	Average	at	Average
	at February	Contractual	Exercise	February	Exercise
Fiscal 2010	26, 2010	Life (years)	Price	26, 2010	Price
Range of exercise prices:
$2.64	113,000	9.75	2.64	—	$2.64
$5.12	80,000	7.00	5.12	80,000	5.12
$6.07 to $7.35	76,185	5.07	6.71	76,185	6.71

Total	269,185			156,185
          The cost for stock option compensation was $33,000 and $44,000 for the years ended February 26, 2010 and February 27, 2009, respectively. At February 26, 2010, the Company had two stock-based compensation plans.
          Employee, Director and Consultant Stock Plan:
          In July 2009, the Company adopted the 2009 Employee, Director and Consultant Stock Plan. This Plan authorizes the Board of Directors (or a committee appointed under the Board) to grant option awards for the purchase of common stock or common stock awards of up to 1,000,000 shares of common stock to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries. The plan allows for the establishment of an exercise price at the time each option is granted. The exercise price shall not be less than the fair market value (or in the case of a ten percent owner, 110%) of a share of the Company’s common stock on the date of grant of such option. The plan also allows the Board or its appointed committee to establish the exercise period(s) of any option awards. Granted options have a maximum term of 10 years. This Plan was approved by the shareholders on July 2, 2009. As of February 26, 2010, there were 887,000 shares available to be granted under this Plan. At February 26, 2010, there were 76,185 options outstanding under the 1999 Incentive Stock Option Plan, which expired in August 2008,

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
          Non-employee Director Stock Plan:
          In September 2005, the Company adopted a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of common stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee. Granted options have a maximum term of 10 years. The Plan shall remain in effect until terminated by the Board of Directors. At February 26, 2010, there were 520,000 shares available to be granted under this Plan.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 2010: expected volatility of 112.1% to 354.0%; risk-free interest rate of 0.41%; and an expected life of 10 years. There were 113,000 grants in 2010 and no grants of stock options in fiscal 2009.
13. Other Related Party Transactions
     ETC purchases industrial products from Industrial Instruments Corp. which is owned by Christine and Charles Walter, the daughter and son-in-law of William F. Mitchell, ETC’s President and Chief Executive Officer. During fiscal 2010 and 2009, the Company purchased $626,000 and $325,000, respectively, from Industrial Instruments. ETC also rents office space to Industrial Instruments at ETC’s corporate headquarters. During fiscal 2010 and 2009, Industrial Instruments paid to ETC rent in the amounts of $5,200 and $8,450, respectively.
     ETC purchases travel accommodations from Jet Set, a company that employs Kathleen Mahon, the daughter of Mr. Mitchell. During fiscal 2010 and 2009, ETC purchased travel through Jet Set totaling $317,000 and $237,000, respectively, and Ms. Mahon received approximately $9,000 in fiscal 2010 and $12,000 in fiscal 2009 from her employer in commissions on account of such purchases. Ms. Mahon is also engaged by ETC as a consultant to review expense reports submitted by Company employees. During fiscal 2010 and 2009, Ms. Mahon received $17,000 and $16,000, respectively, in consideration of such services.
     ETC also employs William F. Mitchell, Jr., the son of Mr. Mitchell, as its Vice President, Contracts/Purchasing, and David Mitchell, the son of Mr. Mitchell, as its Business Unit Manager for Sterilizers. In fiscal 2010, William F. Mitchell, Jr., received $134,000 and David Mitchell received $132,000 in compensation from ETC.
14. Commitments and Contingencies
Mends International, Ltd.
     On May 29, 2008, a Request for Arbitration was filed against the Company with the Secretariat of the International Court of Arbitration by Mends International Ltd. (“Mends”). Mends’ Request for Arbitration arose out of a February 3, 1999 contract between the Company and Mends wherein Mends purchased aeromedical equipment for sale to the Nigerian Air Force. Mends asserted a claim for breach of contract and demanded $797,486, plus interest and costs. On September 16, 2008, Mends filed an Amended Request for Arbitration, adding tort claims for conversion and breach of fiduciary duty and seeking punitive damages. In response, the Company asserted a counterclaim seeking damages for other disputes with Mends that have arisen under the contract that Mends has put at issue in this arbitration. On April 27, 2009 the Company participated in an arbitration hearing in the United Kingdom on this matter. A decision had not been determined in this matter, although one is anticipated in the near future. The Company is contesting this arbitration case; however, the Company has recorded a reserve in this matter.
Administrative Agreement with U.S. Navy
     In 2007, the Company entered into a settlement agreement with the Department of the Navy to resolve litigation filed by the Company in May 2003 in connection with a contract for submarine rescue decompression chambers. As of May 14, 2008, the Company made all payments required under this settlement agreement and transferred the chambers to the Department of the Navy. From October 2, 2007 through December 12, 2007, the Company was suspended by the Department of the Navy from soliciting work for the federal government pursuant to the Federal Acquisition Regulation. However, effective December 12, 2007, the Department of the Navy lifted the Company’s suspension pursuant to the execution by the Company and the Department of the Navy of an Administrative Agreement. In accordance with the Administrative Agreement, the Company has established and implemented a program of compliance reviews, audits, and reports.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
Other Matters
     Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the event that the Company is unable to meet its delivery schedules on certain of its contracts, the Company may be subject to penalties, which may have an adverse impact on its business. In the Company’s opinion, after consultation with legal counsel handling these specific maters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the Company’s financial position or results of operations if disposed of unfavorably.
15. Employee Benefit Plans:
     The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributes 100% to the plan based on the first 4% of the employees’ qualifying contributions. The Company’s contributions totaled $177,000 and $145,000 in fiscal 2010 and fiscal 2009, respectively.
     The Company has an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase common stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee’s contribution. The Company originally reserved 270,000 shares for issuance under this plan, of which 187,322 shares are still remaining.
16. Subsequent Events:
     See Note 7 to the Financial Statements regarding the repurchase of 1,000 shares of Series E Preferred Stock for $1,000,000.