Form 10-K/A, Exhibit 13
period 2010-02-26
ENVIRONMENTAL TECTONICS CORP
filed 2011-03-15
CIK 33113

EXHIBIT 13
PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2010
ANNUAL REPORT TO STOCKHOLDERS
FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

	Fiscal years ended:
	February 26,	February 27,
	2010 (restated)	2009 (restated)
Net sales	$42,271	$36,687
Gross profit	18,824	11,858
Operating profit (loss)	6,600	(346)
Net income (loss) attributable to Environmental Tectonics Corporation	6,453	(1,974)
Income (loss) per common share:
Basic:
Distributed earnings (loss) per share:
Common	$—	$—

Preferred	$0.22	$0.43

Undistributed earnings (loss) per share:
Common	$0.13	$(0.21)

Preferred	$0.13	$(0.05)

Diluted	$0.26	$(0.26)

Working capital	$15,326	$4,684
Long-term obligations	9,820	22,072
Total assets	51,729	37,278
Total stockholders’ equity (deficiency)	$17,414	$(11,710)
Weighted average common shares:
Basic	17,708,000	11,182,000
Diluted	17,855,000	11,182,000
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
          Discussions of some of the matters contained in this Annual Report on Form 10-K/A for Environmental Tectonics Corporation may constitute forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and as such, may involve risks and uncertainties. Some of these discussions are contained under the captions “Item 1. Business” and “Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have based these forward-looking statements on our current expectations and projections about future events or future financial performance, which include implementing our business strategy, developing and introducing new technologies, obtaining, maintaining and expanding market acceptance of the technologies we offer, and competition in our markets. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
          These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including, but not limited to, (i) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company, (vi) statements regarding the Company’s ability to obtain financing to support its operations and other expenses, and (vii) statements preceded by, followed by or that include terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors. Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in this Annual Report on Form 10-K/A, in the section entitled “Risks Particular to Our Business.” Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.
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
Fiscal 2010 versus Fiscal 2009

	Summary Table of Results
	Fiscal years ended:
	February 26,	February 27,
	2010	2009	Variance	Variance
	(restated)	(restated)	$	%
		(amounts in thousands)
Sales:
Domestic	$12,870	$14,442	$(1,572)	(10.9)%
US Government	7,711	3,096	4,615	149.1
International	21,690	19,149	2,541	13.3

Total Sales	42,271	36,687	5,584	15.2

Gross Profit	18,824	11,858	6,966	58.7
Selling and marketing expenses	5,010	4,670	(340)	(7.3)
General and administrative expenses	6,405	6,424	19	0.3
Research and development expenses	809	1,110	301	27.1

Operating income (loss)	6,600	(346)	6,946	2,007.5
Interest expense, net	1,308	1,569	261	16.6
Other expense, net	347	67	(280)	(417.9)
Loss on early extinguishment of debt	315	—	(315)	—
Income tax benefit	(1,819)	—	1,819	—
Loss attributable to the noncontrolling interest	(4)	(8)	(4)	50.0

Net income (loss) attributable to ETC	$6,453	$(1,974)	$8,427	426.9%

Distributed earnings (loss) per share:
Common	$—	$—

Preferred	$0.22	$0.43	$(0.21)

Undistributed earnings (loss) per share:
Common	$0.13	$(0.21)	$0.34

Preferred	$0.13	$(0.05)	$0.18

Earnings (loss) per common share — diluted	$0.26	$(0.32)	$0.58

Net Income
          ETC had net income of $6,453,000 or $0.26 per share (diluted), in fiscal 2010 versus a net loss of $1,974,000, or $(0.32) per share (diluted), in fiscal 2009, an increase in net income of $8,427,000 or 426.9%. Operating profit in fiscal 2010 was $6,600,000 versus an operating loss of $346,000 in fiscal 2009, an increase in operating profit of $6,946,000. The major factor contributing to the favorable performance in both operating and net income was an increase in sales and corresponding gross profit. Increased gross profit reflected the sales increase and a 12.2 percentage point increase in the gross margin rate. Net income also benefited from a reduction in the Company’s deferred tax asset reserve related to the expected realization of net operating loss carryforwards.

Sales
          The following schedule presents the Company’s sales by segment, business unit and geographic area:

	(amounts in thousands)
		Fiscal year ended				Fiscal year ended
		February 26, 2010				February 27, 2009
			Inter-				Inter-
Segment sales:	Domestic	USG	national	Total	Domestic	USG	national	Total
Training Services Group:
Pilot Training Services	$93	$6,261	$13,101	$19,455	$108	$2,612	$14,633	$17,353
Simulation	480	—	4,384	4,864	553	—	703	1,256
ETC-PZL and other	440	—	1,276	1,716	87	—	1,912	1,999

Total	$1,013	$6,261	$18,761	$26,035	$748	$2,612	$17,248	$20,608

Control Systems Group:
Environmental	$980	$1,450	$1,717	$4,147	$3,841	$484	$393	$4,718
Sterilizers	5,841	—	2	5,843	3,685	—	172	3,857
Hyperbaric	3,116	`	1,062	4,178	4,259	`	1,232	5,491
Service and spares	1,920	—	148	2,068	1,909	—	104	2,013

Total	11,857	1,450	2,929	16,236	13,694	484	1,901	16,079

Company total	$12,870	$7,711	$21,690	$42,271	$14,442	$3,096	$19,149	$36,687

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
Gross Profit
          Gross profit for fiscal 2010 increased by $6,966,000 or 58.7%, from fiscal 2009. This reflected the increase in sales and resulting gross profit (approximately $1.9 million). Improvement in gross margin as a percent of sales was due to higher product mix of sales in the TSG segment, which included a significant contract for an ADMS software-based simulator in Saudi Arabia. Additionally, the prior fiscal period included higher costs on certain U.S. Government contracts. Gross profit rate as a percent of sales improved to 44.5% for fiscal 2010 versus 32.3% for fiscal 2009 reflecting the aforementioned TSG performance and a lower cost base for domestic sterilizer sales. Significantly favorable margin rates were realized internationally in simulation and aircrew training systems and domestically in sterilizers. These favorable rates partially reflected a reduction of engineering and manufacturing costs on previously sold products.
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
Loss on Extinguishment of Debt
          During fiscal 2010, the Company recorded a loss on extinguishment of debt representing two transactions. In July 2009, the Company’s Subordinated Note was exchanged for preferred stock under the Lenfest Financing Transaction, resulting in a charge of $224,000, which represented the unamortized portion of the debt discount that was recorded at the issuance of this instrument. Additionally, a charge of $91,000 resulted from the unamortized portion of the debt discount on a $2 million note, which was repaid on September 1, 2009. See Note 7 — Long-term Obligations and Credit Arrangements in the accompanying Notes to the Condensed Consolidated Financial Statements.
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
Cash flows from operating activities:
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
Cash flows from investing activities:
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
Cash flows from financing activities:
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

Recent Accounting Pronouncements
          In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13, amends existing revenue recognition accounting pronouncements that are currently within the scope of Codification Subtopic 605-25 (previously included within EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). The consensus to ASU 2009-13 provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. EITF 00-21 previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. Under EITF 00-21, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.
          In April 2010, the FASB issued ASU No. 2010-17, Milestone Method of Revenue Recognition (“ASU 2010-17”). ASU 2010-17, updates guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate with the scope of Codification Subtopic 605 (previously included within EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). The consensus to ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition in which arrangements include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases or a specific result. This new approach is effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. The Company has evaluated its current contracts which include milestone clauses and has determined that the percentage of completion method of revenue recognition is the appropriate method to apply when accounting for these contracts. However, the Company will continue to evaluate the applicatibility of this standard to new contracts and to evaluate the potential impact on its financial position and results of operation.
          In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements,” which requires additional disclosures on transfers in and out of Level I and Level II and on activity for Level III fair value measurements. The new disclosures and clarifications on existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures on Level III activity, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2010-06 to have a material impact on our consolidated financial condition or results of operations.

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
          As discussed in Note 1 to the consolidated financial statements, the Company restated its February 26, 2010 consolidated financial statements. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 26, 2010 and February 27, 2009, and the consolidated results of their operations and their cash flows for the each of the fifty-two weeks ended February 26, 2010 and February 27, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ Friedman LLP
East Hanover, New Jersey
May 27, 2010 except for Notes 1,2,7,15 and 16 which the date is March 15, 2011

Environmental Tectonics Corporation
Consolidated Balance Sheets
(amounts in thousands, except share information)

	February 26,	February 27,
	2010	2009
ASSETS
Cash and cash equivalents	$2,408	$520
Restricted cash	2,751	4,454
Accounts receivable, net	17,356	5,100
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	3,576	2,460
Inventories, net	5,114	4,435
Deferred tax assets, current	4,983	2,350
Prepaid expenses and other current assets	545	479

Total current assets	36,733	19,798

Property, plant and equipment, at cost, net	13,643	15,786
Construction in progress	316	275
Software development costs, net	691	1,013
Other assets	346	406

Total assets	$51,729	$37,278

LIABILITIES
Current portion of long-term debt	$285	$9
Accounts payable — trade	1,783	2,105
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	13,944	4,155
Customer deposits	1,799	2,397
Accrued interest and dividends	782	4,197
Other accrued liabilities	2,814	2,251

Total current liabilities	21,407	15,114

Long-term obligations, less current portion:
Credit facility payable to bank	9,808	10,510
Promissory note payable	—	1,891
Subordinated convertible debt	—	9,664
Other long-term debt	12	7

	9,820	22,072

Deferred tax liabilities	3,066	2,350

Unearned interest	22	152

Total liabilities	34,315	39,688

Commitments and contingencies	—	—
Cumulative convertible participating preferred stock, Series B, $.05 par value, 15,000 shares authorized; 6,000 shares issued and outstanding	—	6,000

Cumulative convertible participating preferred stock, Series C, $.05 par value, 3,300 shares authorized, issued and outstanding	—	3,300

STOCKHOLDERS’ EQUITY (DEFICIENCY)
Cumulative convertible participating preferred stock, Series D, $.05 par value, 11,000 shares authorized; 155 shares outstanding	155	—
Cumulative convertible participating preferred stock, Series E, $.05 par value, 25,000 shares authorized; 23,741 shares outstanding	23,741	—
Common stock, $.05 par value, 20,000,000 shares authorized; 9,083,573 and 9,049,351 shares issued and outstanding at February 26, 2010 and February 27, 2009, respectively	454	452
Additional paid-in capital	14,050	15,399
Accumulated other comprehensive loss	(431)	(557)
Accumulated deficit	(20,593)	(27,046)

Total stockholders’ equity (deficiency) before noncontrolling interest	17,376	(11,752)

Noncontrolling interest	38	42

Total stockholders’ equity (deficiency)	17,414	(11,710)

Total liabilities and stockholders’ equity (deficiency)	$51,729	$37,278

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Operations
(amounts in thousands, except share and per share information)

	Fiscal Years ended:
	February 26,	February 27,
	2010	2009
	(restated)	(restated)
Net sales	$42,271	$36,687
Cost of goods sold	23,447	24,829

Gross profit	18,824	11,858

Operating expenses:
Selling and marketing	5,010	4,670
General and administrative	6,405	6,424
Research and development	809	1,110

	12,224	12,204

Operating profit (loss)	6,600	(346)

Other expenses:
Interest expense	1,308	1,569
Loss on extinguishment of debt	315	—
Other, net	347	67

	1,970	1,636

Income (loss) before income taxes	4,630	(1,982)
Income tax benefit	1,819	—

Net income (loss)	6,449	(1,982)
Add: Loss attributable to the noncontrolling interest	(4)	(8)

Net income (loss) attributable to Environmental Tectonics Corporation	6,453	(1,974)

Preferred stock dividends	(1,885)	(927)

Income (loss) applicable to common shareholders	$4,568	$(2,901)

Per share information:
Basic earnings (loss) per common share:
Distributed earnings per share:
Common	$—	$—

Preferred	$0.22	$0.43

Undistributed earnings per share:
Common	$0.13	$(0.21)

Preferred	$0.13	$(0.05)

Diluted earnings (loss) per common share	$0.26	$(0.32)

Basic weighted average common shares:
Common shares	9,069,000	9,037,000
Participating Preferred shares	8,639,000	2,145,000

Total number of shares	17,708,000	11,182,000

Diluted weighted average common shares:
Basic common shares	17,708,000	11,182,000
Dilutive effect of stock warrants and options	147,000	—

Total number of shares	17,855,000	11,182,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)
For the fiscal years ended February 26, 2010 and February 27, 2009
(amounts in thousands, except share information)
(Restated)

					Accumulated
				Additional	other		Total
	Preferred	Common Stock		Paid-in	comprehensive	Accumulated	Stockholders’
	Stock	Shares	Amount	Capital	loss	deficit	Equity
Balance, February 29, 2008	$—	9,035,355	$451	$16,139	$(349)	$(25,072)	$(8,831)

Net loss attributable to Environmental Tectonics Corporation	—	—	—	—	—	(1,974)	(1,974)
Interest hedge valuation	—	—	—	—	(40)	—	(40)
Foreign currency translation adjustment	—	—	—	—	(168)	—	(168)

Total comprehensive loss							(2,182)

Stock compensation expense	—	—	—	44	—	—	44
Warrants issued with $2 million promissory note	—	—	—	128	—	—	128
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	—	13,996	1	15	—	—	16
Preferred stock dividends	—	—	—	(927)	—	—	(927)

Balance before noncontrolling interest, February 26, 2010	—	9,049,351	452	15,399	(557)	(27,046)	(11,752)
Noncontrolling interest	—	—	—	—	—	—	42

Balance, February 27, 2009	—	9,049,351	452	15,399	(557)	(27,046)	(11,710)

Net loss attributable to Environmental Tectonics Corporation	—	—	—	—	—	6,453	6,453
Interest hedge valuation	—	—	—	—	184	—	184
Foreign currency translation adjustment	—	—	—	—	(58)	—	(58)
Total comprehensive income							6,579

Issuance of common shares to Lenfest	—	20,000	1	—	—	—	1
Issuance of Series D Preferred Stock	155	—	—	—	—	—	155
Issuance of Series E Preferred Stock	23,741	—	—	—	—	—	23,741
Preferred stock dividends	—	—	—	(1,885)	—	—	(1,885)
Stock compensation expense	—	—	—	33	—	—	33
Warrants issued to Lenfest in connection with line of credit guarantee	—	—	—	485	—	—	485
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	—	14,222	1	18	—	—	19

Balance before noncontrolling interest, February 26, 2010	23,896	9,083,573	454	14,050	(431)	(20,593)	17,376

Noncontrolling interest	—	—	—	—	—	—	38

Balance, February 26, 2010	$23,896	9,083,573	$454	$14,050	$(431)	$(20,593)	$17,414

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal years ended
	February 26,	February 27,
	2010	2009
	(restated)	(restated)
Cash flows from operating activities:
Net income (loss)	$6,449	$(1,982)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,309	1,797
Decrease in valuation allowance for deferred tax assets	(1,917)	(38)
Loss on extinguishment of debt	315	—
Accretion of debt discount and amortization of deferred finance costs	258	298
Increase in allowances for accounts receivable and inventories, net	577	212
Stock option and stock compensation expense	51	44
Changes in operating assets and liabilities:
Accounts receivable	(12,308)	(1,483)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(1,116)	962
Inventories	1,735	1,740
Prepaid expenses and other assets	506	11
Accounts payable	(322)	(955)
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	9,789	(2,336)
Customer deposits	(598)	(592)
Other accrued liabilities	544	1,583

Net cash provided by (used in) operating activities	5,272	(739)

Cash flows from investing activities:
Acquisition of equipment	(1,603)	(1,566)
Capitalized software development costs	(221)	(342)

Net cash used in investing activities	(1,824)	(1,908)

Cash flows from financing activities:
(Repayments) borrowings under lines of credit, net	(702)	1,700
(Repayment) issuance of note payable, Lenfest	(2,000)	2,000
(Decrease) increase in restricted cash from notes payable, Lenfest	2,000	(2,000)
Issuance of common stock	2	16
Borrowings (payments) of other debt obligations	281	(9)
Payment of dividends	(970)	—
Payment of claim settlement costs	—	(2,275)
(Decrease) increase in restricted cash	(297)	2,072

Net cash (used in) provided by financing activities	(1,686)	1,504

Effect of exchange rate changes on cash	126	(208)

Net increase (decrease) in cash	1,888	(1,351)
Cash at beginning of period	520	1,871

Cash at end of period	$2,408	$520

Supplemental schedule of cash flow information:
Interest paid	$982	$475
Income taxes paid	—	—

Supplemental information on non-cash operating and investing activities:
Accrued dividends on preferred stock	$319	$927
          On July 2, 2009, the Company exchanged certain existing related-party financial instruments for a newly-created class of Series E Convertible Preferred Stock. The value of this exchange was $23,741,000. Additionally, the Company issued $155,000 of Series D Preferred Stock as loan origination fees in connection with the $7,500,000 Lenfest Credit Facility. See Note 7 — Long-Term Obligations and Credit Arrangements.
          In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. See Note 5 — Inventories.
The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements
1. Restatement of Previously Filed Financial Statements:
          On November 29, 2010, the Audit Committee of the Board of Directors of Environmental Tectonics Corporation (“ETC” or the “Company”) concluded, based on the recommendation of management reached November 23, 2010, that the Company’s consolidated financial statements for the fiscal year ended February 26, 2010 contained in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2010, and the consolidated interim financial statements for the periods ended August 28, 2009, November 27, 2009, May 28, 2010 and August 27, 2010 contained in the Company’s Quarterly Reports on Form 10-Q for these periods, each as filed with the Securities and Exchange Commission (collectively, the “Reports”), should be restated to correct errors relating to the calculation and presentation of the Company’s earnings per share in accordance with United States generally accepted accounting principles, and, as a result, could not be relied upon. Specifically, the Company incorrectly did not reflect the participating features of its Series D Preferred Stock and Series E Preferred Stock when calculating and presenting its earnings per share in the financial statements contained in the Reports.
          This Annual Report on Form 10-K/A includes a restatement of earnings per share for the fiscal years ended February 26, 2010 and February 27, 2009. (See Note 2 — Summary of Significant Accounting Policies, Earning per share.) Additionally, the Company has restated its earnings per share for each of the quarters ended August 28, 2009 and November 27, 2009. (See Note 16 — Restated Quarterly Information.)
2. Summary of Significant Accounting Policies:
          Nature of Business:
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
          Sales Backlog
          Below is a breakdown of the Company’s February 26, 2010 sales backlog (amounts in thousands except percentages):

	Business segment:
	TSG	CSG	Total	%
Geographic area:
Domestic	$210	$3,772	$3,982	4.1%
US Government	49,111	48	49,159	51.0
International	36,244	7,579	43,823	44.9

Total	$85,565	$11,399	$96,964	100.0%

% of total	88.2%	11.8%	100.0%

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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Fair Value of Financial Instruments:
     The carrying amounts of cash, accounts receivable and accounts payable approximate fair value because of the short maturity associated with these instruments. Derivative financial instruments are recorded at fair value.
     Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The Company adopted the provisions of Accounting Standards Codification (“ASC“820 Fair Value Measurements and Disclosures. The Company did not elect the fair value option. The levels of input are:
•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices or identical assets or liabilities in markets that are not active;

•	Level 3: Unobservable inputs that are supported by little or no market activity, which require the reporting entity’s judgment or estimation.
The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The Company’s financial liabilities that are accounted for at cost. The fair value of these instruments,, calculated on a recurring basis using the discounted cash flow methodology, is summarized below (amounts in thousands):

	Fair Value Measurement at
	February 26, 2010 using:
Liabilities	Level 1	Level 2	Level 3	Total
Credit facility payable to bank	$—	$—	$10,551	$10,551
ETC-PZL contract financing			453	453
Interest rate swap agreements	—	85	—	85

Total	$—	$85	$11,004	$11,089

	Fair Value Measurement at
	February 27, 2009 using
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
     Restricted Cash:
     Restricted cash as of February 26, 2010 represents the partial collateralization of a committed line of credit in the amount of $5,422,405 which the Company used to satisfy performance bond and repayment guarantee requirements in a contract with an existing customer. As security for this line of credit, ETC and H.F. Lenfest, a member of the Company’s Board of Directors and a significant shareholder of and investor in ETC (“Lenfest”), were each required to provide PNC Bank with the equivalent of $2,711,000 in the form of cash or other financial instruments. To meet this requirement, ETC has deposited cash in this amount in a restricted bank account with PNC Bank. (See Note 7 — Long-term Obligations and Credit Arrangements.) Restricted cash as of February 27, 2009 represents proceeds from the issuance of a $2 million promissory note to Lenfest in February 2009 specifically for a bid requirement as well as monies on deposit in Turkey securing a performance guarantee in Turkey.
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
     In accordance with United States generally accepted accounting principles, the Company may capitalize into property, plant and equipment certain of the costs of simulation equipment. This equipment may be used to provide training or as a demonstration device to market the technology, and may be sold as a product if appropriate. Upon receipt of a contract or contracts for products which are based on this technology, certain of these costs will be transferred initially into inventory and subsequently charged to the cost of sales for that particular contract as manufacturing costs.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. These costs had originally been capitalized as engineering costs associated with the ATS-400 flight simulator which is currently being used as a demonstrator model in ETC’s NASTAR Center. The costs will be equally divided over four contracts for simulators. The costs will be charged over a four quarter period to cost of sales for three specific contracts for this device. The Company currently has two contracts for these devices and, starting with the fourth quarter of fiscal 2010, approximately $245,000 was transferred to each of these contracts.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Property, Plant and Equipment:
     Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years. The Company manufactures certain equipment that is used primarily for demonstration purposes to support its sales effort and is not listed for sale, although sales of demonstration equipment are not precluded. Upon sale of demonstration devices, their costs net of accumulated depreciation are transferred to cost of sales. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts with any resulting gains or losses.
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
     Earnings Per Common Share (restated):
     The Company has restated its earnings per common share applying the two-class method for computing and presenting earnings per share.
     The Company currently has one class of common stock (the “Common Stock”) and two classes of cumulative participating preferred stock, Series D and Series E (the “Preferred Stock”). Under its terms, the Preferred Stock is entitled to participate in any cash dividends on a one-for-one basis for the equivalent converted common shares if the Preferred Stock were to be converted by the holder by the dividend record date. Therefore, the Preferred Stock is considered a participating security requiring the two-class method for the computation and presentation of net income per share — basic. In the prior issuance of earnings, the Company erroneously applied the if-converted method.
     The two-class computation method for each period segregates basic earnings per share into two categories: distributed earnings per share (i.e., the Preferred Stock stated dividend) and undistributed earnings per share, which allocates earnings after subtracting the Preferred Stock dividend to the total of weighted average common shares outstanding plus equivalent converted common shares related to the Preferred Stock. Basic earning per common share excludes the effect of common stock equivalents, and is computed using the two-class computation method.
     Diluted earnings per common share reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share continues to be computed using the if-converted method. Diluted earnings per common share assumes the exercise of stock options and warrants using the treasury stock method.If the effect of the conversion of any financial instruments would be anti-dilutive, it is excluded from the diluted earnings per share calculation.
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
     The weighted average number of common shares related to the participating preferred stock for the fiscal year ended February 27, 2009 includes the effect of the Series B and Series C Participating Preferred Stock, which were exchanged and cancelled in the July 2009 Lenfest Exchange Transaction. These shares were:
•	Series B Preferred Stock of $3,000,000 at $4.95 per share, equating to 606,061 shares of common stock, issued in April 2006;

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
•	Series B Preferred Stock of $3,000,000 at $6.68 per share, equating to 499,102 shares of common stock, issued in July 2006;

•	Series C Preferred Stock of $3,300,000 at $3.03 per share, equating to 1,089,108 shares of common stock, issued in August 2007.
     On February 20, 2009, in connection with the issuance of a $2,000,000 promissory note, the Company issued warrants to purchase 143,885 shares of the Company’s common stock at $1.39 per share. Additionally, on July 2, 2009, in consideration of an increase of the guarantee on the PNC line of credit, the Company issued warrants to purchase 450,450 shares of the Company’s common stock at $1.11 per share. (See Note 7-,Long-Term Obligations and Credit Arrangements, and Note 15- Subsequent Events.)
     At February 26, 2010 and February 27, 2009, there were options to purchase the Company’s common stock totaling 269,185 and 157,652 shares at an average price of $4.53 and $5.90 per share, respectively. Due to the conversion price of these common stock options, these shares were excluded from the calculation of diluted earnings (loss) per share because the effect was antidulutive.
     The effect of the restated earnings per share is as follows:

	Fiscal year	Fiscal year ended
	ended February 26,	February 26, 2010
	2010	(as originally
	(restated)	reported)
	(amounts in thousands except share and per
	share information)
Earnings per share:
Basic earnings per share:
Net income attributable to Environmental Tectonics Corporation	$6,453	$6,453
Less preferred stock dividends	(1,885)	(1,885)

Basic earnings available to common shareholders	$4,568	$4,568

Basic earnings per share:
Common weighted average number of shares	9,069,000	9,069,000
Participating preferred weighted average number of common shares	8,639,000	—

Total weighted average number of shares	17,708,000	9,069,000

Distributed earnings per share:
Common	$—	$—

Preferred	$0.22	$—

Undistributed earnings per share:
Common	$0.13	$0.50

Preferred	$0.13	$—

Diluted earnings per share:
Total weighted average number of shares	17,708,000	9,069,000
Dilutive effect of preferred stock	—	12,019,000
Dilutive effect of stock options and stock warrants	147,000	147,000

Total diluted weighted average number of shares	17,855,000	21,235,000

Diluted earnings per share	$0.26	$0.30

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

		Fiscal year ended
	Fiscal year	February 27, 2009
	ended February 27,	(as originally
	2009 (restated)	reported)
	(amounts in thousands except share and per
	share information)
Earnings per share:
Basic earnings per share:
Net income attributable to Environmental Tectonics Corporation	$(1,974)	$(1,974)
Less preferred stock dividends	(927)	(927)

Basic earnings available to common shareholders	$(2,901)	$(2,901)

Basic earnings per share:
Common weighted average number of shares	9,037,000	9,037,000
Participating preferred weighted average number of common shares	2,145,000	—

Total weighted average number of shares	11,182,000	9,069,000

Distributed earnings per share:
Common	$—	$—

Preferred	$0.43	$—

Undistributed earnings per share:
Common	$(0.21)	$(0.32)

Preferred	$(0.05)	$—

Diluted earnings per share *	$(0.32)	$(0.32)

*	Diluted earnings per share does not include the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity, as the effect of these instruments would be anti-dilutive.

Environmental Tectonics Corporation
Notes to the Condensed Consolidated Financial Statements, continued
3. Accounts Receivable:
     The components of accounts receivable at February 26, 2010 and February 27, 2009 are as follows:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
U.S. government	$438	$551
U.S. commercial	1,403	1,002
International	15,930	3,911

	17,771	5,464
Less allowance for doubtful accounts	(415)	(364)

Accounts receivable, net	$17,356	$5,100

4. Costs and Estimated Earnings on Uncompleted Contracts:
     Unbilled costs
     The following is a summary of long-term contracts in progress at February 26, 2010 and February 27, 2009:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Cost incurred on uncompleted long-term contracts	$18,936	$26,777
Estimated earnings	18,535	16,911

	37,471	43,688
Less billings to date	(47,839)	(45,383)

	$(10,368)	$(1,695)

     Included in accompanying balance sheets under the following captions:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$3,576	$2,460
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(13,944)	(4,155)

	$(10,368)	$(1,695)

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
     In accordance with United States generally accepted accounting principles, the Company may capitalize into property, plant and equipment certain of the costs of simulation equipment. This equipment may be used to provide training or as a demonstration device to market the technology, and may be sold as a product if appropriate. Upon receipt of a contract or contracts for products which are based on this technology, certain of these costs will be transferred initially into inventory and subsequently charged to the cost of sales for that particular contract as manufacturing costs.
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
6. Property, Plant and Equipment:
     The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 26, 2010 and February 27, 2009:

	February 26, 2010	February 27, 2009
	(amounts in thousands)
Land	$100	$100
Buildings and building additions	3,851	3,851
Machinery and motors	9,909	9,489
Demonstration equipment	10,883	12,937
Office furniture and equipment	1,194	1,194
Building improvements	2,746	2,489

	28,683	30,060
Less accumulated depreciation	(15,040)	(14,274)

Property, plant and equipment, net	$13,643	$15,786

     Depreciation expense for the fiscal years ended February 26, 2010 and February 27, 2009 was $766,000 and $837,000, respectively.
     As a result of the transfer of costs from property, plant and equipment to inventory, the estimated depreciation of the remaining asset value for the ATS-400 was reviewed and, $233,000 of depreciation expense which had previously been amortized to the cost of sales was reversed in the fourth quarter of fiscal 2010. (Please refer to Note 5, Inventories, above for a discussion on demonstration equipment.)

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
7.	Long-Term Obligations and Credit Arrangements (Restated):
Lenfest Financing Transaction
     On April 24, 2009, the Company entered into a transaction (the “Lenfest Financing Transaction”), which was approved by shareholders on July 2, 2009, with Lenfest that provided for the following: (i) a $7,500,000 credit facility provided by Lenfest to ETC, which expires on December 31, 2012; (ii) exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock (as defined below) and Series C Preferred Stock (as defined below) held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock (see Preferred Stock disclosure below), of the Company; and (iii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank, National Association (“PNC Bank”) in connection with an increase of the Company’s existing $15,000,000 revolving line of credit with PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities.
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
Exchange of Existing Instruments for Series E Preferred Stock
     On April 24, 2009, the Company authorized the issuance of two newly-created classes of Convertible Preferred Stock, Series D and Series E. Shares of these have been issued in connection with the Lenfest Financing Transaction. (See Preferred Stock disclosure below)
     As part of the Lenfest Financing Transaction, the senior subordinated convertible promissory note (the “Subordinated Note”) in the original principal amount of $10,000,000 issued by ETC to Lenfest on February 18, 2003, together with all accrued interest and warrants issuable pursuant to the terms of the Subordinated Note, and all Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and Series C Cumulative Convertible Preferred Stock of the Company (the “Series C Preferred Stock”) held by Lenfest, together with all accrued dividends thereon, were exchanged (the “Series E Exchange”) for shares of a newly-created class of Series E Convertible Preferred Stock of the Company (the “Series E Preferred Stock”).
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     Below is a summary of the instruments exchanged:

Balance
Description	upon exchange
Subordinated convertible note	$10,000,000
Accrued interest on subordinated convertible note	2,275,000
Series B Preferred stock	6,000,000
Series C Preferred Stock	3,300,000
Accrued dividends on preferred stock, Series B and C	2,166,000

Series E Preferred Stock issued in exchange	$23,741,000

     As a result of this exchange, the Company recorded a loss on extinguishment of debt on the Subordinated Note of $224,000, representing the unamortized portion of the debt discount.
     Preferred Stock
     The Company has two classes of Cumulative Convertible Participating Preferred Stock: Series D (11,000 shares authorized) and Series E (25,000 shares authorized) (together, the “Preferred Stock”). The Preferred Stock has a par value of $0.05 per share and a stated value of $1,000.00 per share. The Preferred Stock is entitled to receive cumulative dividends at the rate of 10% per year in preference to the holders of the Company’s common stock with respect to dividends. These dividends are payable only upon a liquidation event or when otherwise declared by the Board of Directors of the Company. The Company cannot declare or pay any dividends on its common stock until the dividends on the Preferred Stock have been paid. The Preferred Stock holders are entitled to receive any dividends paid with respect to the common stock on an “as-converted” basis. The Preferred Stock may be converted by the holder at any time and from time to time into the Company’s common stock by dividing the stated value of the Preferred Stock by the conversion price established at the time of issuance (see Series D and Series E below). Upon a liquidation event, the holders of the Preferred Stock would be entitled to participate in any proceeds in preference to any common stock holders. The Preferred Stock would also participate in any liquidation event with the common stock holders on an “as-converted” basis. The Preferred Stock conversion price is subject to adjustment for certain transactions including stock splits and issuance of equity securities below the conversion prices.
     The Company has reviewed the generally accepted accounting principles applicable to the Preferred Stock and has determined that the Preferred Stock qualifies as permanent equity. Specifically, the Company reviewed ASC 815 and determined that the attributes of the preferred stock were more akin to equity than debt. The attributes considered by the Company included the designation of the instruments, the conversion of the instruments to the Company’s common stock, participation feature, no mandatory conversion, voting rights and ability to appoint directors. The Company also reviewed ASC 480 and concluded that the preferred stock were within the control of the Company. In addition, the Company has concluded that the conversion feature qualifies for the scope exception of ASC 815 as it is clearly and closely related to the Preferred Stock instrument.
     Additionally, the Company reviewed ASC 480 — Distinguishing Liabilities From Equity and determined that, since the preferred instruments are not mandatorily redeemable, that no obligation to repurchase the instruments exists and that there is no obligation to issue a variable amount of common shares, these instruments are permanent equity.
     Issuances of the Preferred Stock are as follows:
     Series D Preferred Stock
     On April 24, 2009, the Company paid to H.F. Lenfest (“Lenfest”) an origination fee of 1% of the committed amount of the Lenfest Credit Facility. The value of the origination fee was $55,000. The origination fee was paid in 55 shares of Series D Preferred Stock, which have a conversion price of $0.94 per share, equaling 58,511 shares of the Company’s common stock.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     In connection with the execution of the 2009 PNC Financing Documents, ETC paid to Lenfest an origination fee of 100 shares of Series D Preferred Stock, which is equal to one percent (1%) of the market value of the $10,000,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank. The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100,000 in the aggregate. These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, which price equaled the average closing price of ETC’s common stock during the 120 days prior to the issuance of such shares and would convert into 90,090 shares of ETC’s common stock.
Series E Preferred Stock
     In July, 2009, the Company issued 23,741 shares of Series E Preferred Stock to Lenfest in connection with the Series E Exchange transaction. The shares of Series E Preferred Stock are convertible to common stock at a conversion price per share equal to $2.00 and would convert into 11,870,500 shares of ETC common stock.
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
Common Stock Warrants
     In February 2009, in connection with a $2 million loan made by Lenfest to the Company, the Company issued to Lenfest warrants to purchase 143,885 shares of ETC common stock, which shares were in equal in value to 10% of the $2 million note. The warrants are exercisable for seven years following issuance at an exercise price of $1.39, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of the warrant.
     In July 2009, in consideration of Lenfest entering into the Amended and Restated Guaranty, ETC issued to Lenfest warrants to purchase 450,450 shares of ETC common stock, which shares were equal in value to ten percent (10%) of the amount of the $5,000,000 increase under the 2007 PNC Bank Credit Facility. The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of the warrant.
     During the exercise period of the warrant agreements, the exercise price and number of warrant shares shall be subject to adjustment. In the event of an issuance of ETC’s common stock, convertible securities, options or warrants without consideration or for a consideration less than the exercise price of the warrants, the exercise price shall be reduced and the number of shares issuable upon the exercise of the warrant shall be adjusted. (See Note 15-Subsequent Events.)
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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
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
9.	Income Taxes:
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

	(in thousands)
	Fiscal Year Ended	Fiscal Year Ended
	February 26, 2010	February 27, 2009
Currently (receivable) payable	$	$
Federal	133	—
State	—	—
Foreign (benefits) taxes	23	—

	156	—

Deferred:
Federal	(1,598)	—
State	(377)	—
Foreign benefit	—	—

	(1,975)

	$(1,819)	$—

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Fiscal year	Fiscal year ended
	ended February 26, 2010	February 27, 2009
Statutory income tax (benefit)	34.0%	(34.0)%
State income tax, net of federal tax benefit	3.8	(2.5)
Research and experimentation and other tax credits	(3.1)	(7.3)
Benefit of foreign and foreign-source income or loss	.6	5.5
Change in valuation allowance	(73.4)	32.8
Effect of change in effective tax rate	—	4.0
Other, net	(1.1)	1.5

	(39.2)%	—%

     For the fifty-two week period ended February 27, 2009, the Company did not record any benefit for income taxes due to the prior and continuing operating losses and the low probability that any recorded tax receivables would ever be realized.
     The tax effects of the primary components of the temporary differences are as follows:

	February 26,2010	February 27, 2009
	(amounts in thousands)
Deferred tax assets:
Net operating loss and credits	$15,607	$16,520
Vacation reserve	80	74
Inventory reserve	880	676
Receivable reserve	156	135
Warranty reserve	117	63
Compensation and other reserves	32	76
Stock options	—	96
Other, net	74	74

	16,946	17,714
Valuation Reserve	(11,963)	(15,364)

Total current deferred tax asset	4,983	2,350

Deferred tax liabilities:
Amortization of capitalized software	350	462
Depreciation	2,716	1,888

Total non-current deferred tax liability	3,066	2,350

Net deferred tax asset	$1,917	$—

     During the fiscal years ended February 26, 2010 and February 27, 2009, the Company did not have any unrecognized tax benefits and accordingly did not recognize interest expense or penalties related to unrecognized tax benefits. The Company or one of its subsidiaries files income tax returns in U.S. federal jurisdiction, various states and foreign jurisdiction. The Company is no longer subject to U.S. federal tax examinations by tax authorities for the fiscal years before 2007. The Company’s majority-owned subsidiary, ETC-PZL, is no longer subject to tax examinations in Poland for tax periods prior to December 31, 2005.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
10. Business Segment Information:
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
     The following segment information reflects the accrual basis of accounting.

	Training Services	Control Systems
Fiscal 2010	Group (TSG)	Group (CSG)	Corporate	Company Total
	(amounts in thousands)
Net sales	$26,035	$16,236	$—	$42,271
Interest expense	1,023	285	—	1,308
Depreciation and amortization	728	581	—	1,309
Operating income (loss)	6,128	1,727	(1,255)	6,600
Income tax benefit	—	—	(1,819)	(1,819)
Identifiable assets	31,177	4,928	15,624	51,729
Expenditures for segment assets	1,206	358	378	1,824

Fiscal 2009
Net sales	$20,608	$16,079	$—	$36,687
Interest expense	1,161	408	—	1,569
Depreciation and amortization	616	1,181	—	1,797
Operating income (loss)	2,431	(1,497)	(1,280)	(346)
Income tax benefit	—	—	—	—
Identifiable assets	19,545	5,046	12,687	37,278
Expenditures for segment assets	1,550	358	—	1,908

	2010	2009
Reconciliation to consolidated net income (loss):
Operating income (loss)	$6,600	$(346)
Interest expense	(1,308)	(1,569)
Loss on extinguishment of debt	(315)	—
Other, net	(347)	(67)
Income tax benefit	1,819	—
Loss attributable to the noncontrolling interest	4	8
Net income (loss) attributable to ETC	$6,453	$(1,974)

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
11. Stock Options:
A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 26, 2010		February 27, 2009
		Weighted average		Weighted average
	Shares	Exercise price	Shares	exercise price
Outstanding at beginning of year	157,652	$5.90	371,928	$6.70
Granted	113,000	2.64	—	—
Exercised	—	—	—	—
Forfeited	(1,467)	6.07	(214,276)	—

Outstanding at end of year	269,185	4.53	157,652	5.90

Options exercisable at year end	156,185		157,652
Weighted average fair value of options granted during the year		$2.64		$—
     The following information applies to options outstanding at February 26, 2010:

	Options outstanding		Options exercisable
		Weighted average
	Number outstanding	Remaining		Number Exercisable
	at February 26,	Contractual Life	Weighted Average	at February 26,	Weighted Average
Fiscal 2010	2010	(years)	Exercise Price	2010	Exercise Price
Range of exercise prices:
$2.64	113,000	9.75	2.64	30,000	$2.64
$5.12	80,000	7.00	5.12	80,000	5.12
$6.07 to $7.35	76,185	5.07	6.71	76,185	6.71

Total	269,185			186,185
     The cost for stock option compensation was $33,000 and $44,000 for the years ended February 26, 2010 and February 27, 2009, respectively. At February 26, 2010, the Company had two stock-based compensation plans.
     Employee, Director and Consultant Stock Plan:
     In July 2009, the Company adopted the 2009 Employee, Director and Consultant Stock Plan. This Plan authorizes the Board of Directors (or a committee appointed under the Board) to grant option awards for the purchase of common stock or common stock awards of up to 1,000,000 shares of common stock to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries. The plan allows for the establishment of an exercise price at the time each option is granted. The exercise price shall not be less than the fair market value (or in the case of a ten percent owner, 110%) of a share of the Company’s common stock on the date of grant of such option. The plan also allows the Board or its appointed committee to establish the exercise period(s) of any option awards. Granted options have a maximum term of 10 years. This Plan was approved by the shareholders on July 2, 2009. As of February 26, 2010, there were 887,000 shares available to be granted under this Plan. At February 26, 2010, there were 76,185 options outstanding under the 1999 Incentive Stock Option Plan, which expired in August 2008.

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
12. Other Related Party Transactions
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
13. Commitments and Contingencies
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
14. Employee Benefit Plans:
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
15. Subsequent Events:
     See Note 7 to the Financial Statements regarding the repurchase of 1,000 shares of Series E Preferred Stock for $1,000,000.
     On January 4, 2011 the Company entered into amendments to each of the warrants issued to Lenfest pursuant to which Lenfest agreed to remove a provision in each of the warrants which provided anti-dilution protection in the event the Company issued securities at a price below the exercise price set forth in the warrants. See Note 7-Long Term Obligations and Credit Arrangements.
16. Quarterly Information (Restated)
     Due to an error in the Company’s calculation for earning per share, the Company is restating its earnings per share calculation for the quarters ended May 29, 2009, August 28, 2009 and November 27, 2009 as follows (see Note 2- Earning per share). Net income and basic earnings available to common shareholders for each period presented have not changed from prior published results.

		Thirteen week
	Thirteen week	period ended May
	period ended	29, 2009
	May 29, 2009	(as originally
	(restated)	reported)
Earnings per share:
Basic earnings per share:
Net income	$770	$770
Less preferred stock dividends	(235)	(235)

Basic earnings available to common shareholders	$535	$535

Basic earnings per share:
Common weighted average number of shares	9,054,000	9,054,000
Participating preferred weighted average number of common shares	2,167,000	—

Total weighted average number of shares	11,221,000	9,054,000

Distributed earnings per share:
Common	$—	$—

Preferred	$0.11	$—

Undistributed earnings per share:
Common	$0.04	$0.06

Preferred	$0.01	$—

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     For the thirteen and twenty-six week periods ended August 28, 2009:

		Thirteen week		Twenty-six week
	Thirteen week	period ended August	Twenty-six week	period ended August
	period ended	28, 2009	period ended	28, 2009 (as
	August 28, 2009	(as originally	August 28, 2009	originally
	(restated)	reported)	(restated)	reported)
	(amounts in thousands except share and per share information)
Earnings per share:
Basic earnings per share:
Net income	$1,249	$1,249	$2,019	$2,019
Less preferred stock dividends	(460)	(460)	(695)	(695)

Basic earnings available to common shareholders	$789	$789	$1,324	$1,324

Basic earnings per share:
Common weighted average number of shares	9,069,000	9,069,000	9,063,000	9,063,000
Participating preferred weighted average number of common shares	8,351,000	—	5,259,000	—

Total weighted average number of shares	17,420,000	9,069,000	14,322,000	9,063,000

Distributed earnings per share:
Common	$—	$—	$—	$—

Preferred	$0.06	$—	$0.13	$—

Undistributed earnings per share:
Common	$0.02	$0.09	$0.06	$0.15

Preferred	$0.02	$—	$0.03	$—

Diluted earnings per share:
Total weighted average number of shares	17,420,000	9,069,000	14,322,000	9,063,000
Dilutive effect of preferred stock	—	12,019,000	—	12,019,000
Dilutive effect of stock options and stock warrants	34,000	34,000	184,000	184,000

Total diluted weighted average number of shares	17,454,000	21,122,000	14,506,000	21,266,000

Diluted earnings per share	$0.05	$0.06	$0.09	$0.09

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
     For the thirteen and thirty-nine week periods ended November 27, 2009:

		Thirteen week		Thirty-nine week
	Thirteen week	period ended	Thirty-nine week	period ended
	period ended	November 27, 2009	period ended	November 27, 2009
	November 27, 2009	(as originally	November 27, 2009	(as originally
	(restated)	reported)	(restated)	reported)
	(amounts in thousands except share and per share information)
Earnings per share:
Basic earnings per share:
Net income	$3,978	$3,978	$5,997	$5,997
Less preferred stock dividends	(594)	(594)	(1,289)	(1,289)

Basic earnings available to common shareholders	$3,384	$3,384	$4,708	$4,708

Basic earnings per share:
Common weighted average number of shares	9,071,000	9,071,000	9,066,000	9,066,000
Participating preferred weighted average number of common shares	12,019,000	—	7,512,000	—

Total weighted average number of shares	21,090,000	9,071,000	16,578,000	9,066,000

Distributed earnings per share:
Common	$—	$—	$—	$—

Preferred	$0.05	$—	$0.17	$—

Undistributed earnings per share:
Common	$0.07	$0.37	$0.16	$0.52

Preferred	$0.09	$—	$0.13	$—

Diluted earnings per share:
Total weighted average number of shares	21,090,000	9,071,000	16,578,000	9,066,000
Dilutive effect of preferred stock	—	12,019,000	—	12,019,000
Dilutive effect of stock options and stock warrants	187,000	187,000	205,000	205,000

Total diluted weighted average number of shares	21,277,000	21,277,000	16,783,000	21,290,000

Diluted earnings per share	$0.16	$0.19	$0.28	$0.28