Form 10-K, Exhibit 13
period 2011-02-25
ENVIRONMENTAL TECTONICS CORP
filed 2011-05-26
CIK 33113

EXHIBIT 13

PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2011
ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL REVIEW
(amounts in thousands, except share and per share information)

	Fiscal years ended:
	February 25, 2011	February 26, 2010
Net sales	$55,451	$42,271
Gross profit	21,790	18,824
Operating profit	8,290	6,600
Net income attributable to Environmental Tectonics Corporation	14,534	6,453
Income per common share:
Basic earnings per share:
Distributed earnings per share:
Common	$-	$-
Preferred	$0.20	$0.22
Undistributed earnings per share:
Common	$0.27	$0.13
Preferred	0.33	0.13
	$0.60	$0.26

Diluted earnings per share	$0.59	$0.26

Working capital	$20,242	$15,326
Long-term obligations	3,084	9,820
Total assets	54,051	51,729
Total shareholders’ equity	28,129	17,414
Weighted average common shares:
Basic	20,531,000	17,708,000
Diluted	20,898,000	17,855,000

We have never paid any cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future.

Dividends on the Company’s Preferred Stock as declared are accrued according to the terms of the Preferred Stock and paid in cash.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

Discussions of some of the matters contained in this Annual Report on Form 10-K for Environmental Tectonics Corporation  may constitute forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and as such, may involve risks and uncertainties. Some of these discussions are contained under the captions “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have based these forward-looking statements on our current expectations and projections about future events or future financial performance, which include implementing our business strategy, developing and introducing new technologies, obtaining, maintaining and expanding market acceptance of the technologies we offer, and competition in our markets. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC and its subsidiaries that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including, but not limited to, (i) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items and the effects of currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company, (vi) statements regarding the Company’s ability to obtain financing to support its operations and other expenses, and (vii) statements preceded by, followed by or that include terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions. These forward-looking statements involve risks and uncertainties which are subject to change based on various important factors.  Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in this Annual Report on Form 10-K, in the section entitled “Risk Factors.”  Shareholders are urged to review these risks carefully prior to making an investment in the Company’s common stock.

The Company cautions that the foregoing list of important factors is not exclusive. Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

References to fiscal 2011 or the 2011 fiscal year are references to the fifty-two week period ended February 25, 2011. References to fiscal 2010 or the 2010 fiscal year are references to the fifty-two week period ended February 26, 2010.

In this report all references to “ETC,” the “Company”, “we,” “us,” or “our,” mean Environmental Tectonics Corporation and our subsidiaries.

Overview

We are principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products and services that involve similar manufacturing techniques and engineering technologies. We are a designer, developer and contract manufacturer of various types of high-technology equipment. Our business activities are divided into two segments: the Training Services Group (TSG) and the Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators and disaster management systems. CSG includes sterilizers, environmental control devices, hyperbaric chambers and parts and service support.

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

Significant Impacts and Transactions during Fiscal 2011

The following items had a material impact on our financial performance, cash flow and financial position for the fiscal year ended February 25, 2011:

•	Increased production under U.S. Government contracts

The Base Realignment and Closure (BRAC) Act passed in 2005 by Congress mandated base closures and consolidations through all the U.S. defense services. As a result of this Act, in the past two years we have been awarded three major contracts for pilot training. Our fiscal 2011 opening backlog of firm orders included approximately $64.2 million for BRAC related contracts. In June 2010, we were awarded a $38.3 million contract from the U.S. Air Force to provide a suite of four altitude chambers, also a BRAC related contract. As a result of engineering and production activity on these two contracts, sales to the U.S. Government increased by $13.7 million in our Training Services Group during the current fiscal year versus the prior year. The Company’s backlog at February 25, 2011 was $105.5 million.  Given the current domestic economic conditions and political environment, it should not be assumed that any additional contracts will be awarded to us.

•	Higher absorption of fixed plant costs

Increased production activities and the corresponding additional direct labor hours helped to reduce the manufacturing overhead rate from 163% in fiscal 2010 to 144% for fiscal 2011. (We apply manufacturing overhead costs as a markup on direct labor dollars.) The increase in production resulted in better overall utilization of our plant and equipment and better absorption of fixed costs.

•	Market disruptions in our Control Systems Group

The product groups in our CSG sell primarily to domestic commercial accounts. Two of these business units have been adversely impacted by current domestic economic conditions. Our environmental products unit received only one order for a testing unit. Additionally, sales for our domestic monoplace hyperbaric chamber line decreased significantly reflecting the cutback of capital expansion in hospitals and wound care centers. Acting as a partial offset, sales of Ethylene Oxide (EtO) sterilizers were strong as this unit exceeded the prior year’s sales performance by $1.2 million.

•	Availability of operating funds

On April 24, 2009, we entered into a transaction with H. F. Lenfest, a member of our Board of Directors and a significant shareholder, that provided us access to a $7.5 million credit facility from Mr. Lenfest and an increase in our PNC Bank line of credit from $15 million to $20 million. These additional facilities coupled with the generation of income and significant collections under major contracts resulted in cash provided by operating activities of $13.5 million. Having adequate cash from operations and additional availability under new and existing credit lines allowed us to effectively and efficiently execute on our contracts. Additionally, we expect to be adequately cash funded throughout fiscal 2012.

•	Positive impact of income taxes

During fiscal 2011, an income tax benefit of $7.7 million was reflected in our Consolidated Statements of Income.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the potential realization of the related deferred tax asset. Valuation allowances had been recorded against a significant portion of the deferred tax asset in prior periods due to an uncertainty of sustaining an appropriate level of profitability in future periods. As a result of our increase in booked contracts and our positive operating results, we reduced this reserve by $7.7 million, leaving a balance of $0.7 million, during fiscal 2011.

•	Continued expanded use of our NASTAR Center

Our National Aerospace Training and Research (NASTAR) Center, which opened in fiscal 2008, is an integrated pilot training center offering a complete range of aviation training and research support for military jet pilots and civil aviation as well as space travel and tourism. The NASTAR Center houses state of the art equipment including the ATFS-400, a GYROLAB GL-2000 Advanced Spatial Disorientation Trainer, a Hypobaric Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System. These products represent approximately four decades of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight including the effects of altitude exposure, High G-force exposure, spatial disorientation and escape from a disabled aircraft.

During the past two fiscal years we have been successful in utilizing the NASTAR Center for research, space training and as a showroom to market our Authentic Tactical Fighting System (“ATFS”) technology. We feel that demonstrating tactical flight simulation in our NASTAR Center was instrumental to our obtaining significant orders in our Aircrew Training Systems Division. Going forward, we hope to expand research aimed at examining the effectiveness of using centrifuge based simulation for Upset Recovery Training (“URT”).

Loss of control in flight is a major cause factor in loss of life and hull damage in aircraft accidents.  Modern day commercial aviation currently has no requirement for training of pilots to deal with these situations, commonly referred to as “upsets.”  Realistic training for responding to and recovering from upsets, or URT, requires more than a non-centrifuged based simulator because non-centrifuge-based simulators do not reproduce the physiological stresses and disorientation that a pilot experiences during an actual upset.  We believe our GYROLAB simulator series is an answer to providing pilots with the dynamic environment necessary for effective training. ETC’s GYROLAB has been utilized in numerous research studies, including in conjunction with studies by the Federal Aviation Administration (FAA) and the National Aeronautics and Space Administration (NASA). These studies are focused on comparing the benefits of various types of URT.  The Company anticipates that this simulator will have significant application in the training of commercial airline pilots.

•	Increased selling and marketing expenses.

Our non-commission selling and marketing expenses increased about 4% in fiscal 2011 versus fiscal 2010, reflecting heightened promotional activities on individual product lines, attendance at trade shows and exhibitions and work on our web sites. Although the volume of U.S. Government work has increased significantly, we are cautious in our ability to maintain market share and a presence in our various industries. .

•	Continued capital and consulting spending to enhance and market worldwide our ATFS and other technologies.

During the past two fiscal years we have spent over $3.7 million (including $1.4 million in fiscal 2011) in capital, software development and consulting expenses. This is in addition to several full time employees whose main responsibilities are to support the Advanced Tactical Fighting System initiative. Most of this spending has been related to enhancement and promotion of our pilot training simulation equipment. This includes engineering costs to improve the technical abilities of our ATFS line of products, validation effort associated with Upset Recovery Training, and consulting arrangements. Going forward, we expect spending to be significant for these efforts.

•	Cash impact of the payment of Preferred Stock dividends and repurchase of Preferred Stock.

The Preferred Stock held by Mr. Lenfest carries a 10% coupon. Total Preferred Stock dividends paid in fiscal 2011 approximated $2.3 million. Additionally, we repurchased $2.0 million of Mr. Lenfest’s Preferred Stock in fiscal 2011.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires the use of judgments and estimates.  Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements.  A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations.  We identified our most critical accounting estimates (not in any specific order) to be:

•	estimating budget costs for large, multi-year contracts which involve significant engineering and software development;

•	percentage-of-completion accounting for long-term, construction-type contracts;

•	legal reserves and contingencies;

•	valuations of long-lived assets, including assets of the NASTAR Center and intangible assets;

•	forecasting our effective income tax rate, including our future ability to value and utilize tax credits and to realize deferred tax assets, and providing for uncertain tax positions; and

•	inventory valuation and reserves.

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

We recognize revenue using three methods:

On long-term contracts, with a contract value over $250,000 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred from inception to date as a percentage of estimated total costs required to fulfill the contract. This percentage is then multiplied by the total estimated contract value to determine the amount of revenue recognized in any given accounting period.  Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset on the balance sheet under the caption “Costs and estimated earnings in excess of billings on uncompleted long-term contracts”. Amounts billed to customers (milestone payments) in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability on the balance sheet under the caption “Billings in excess of costs and estimated earnings on uncompleted long-term contracts”. At any time during performance if it is estimated that a contract at completion will result in a loss, the entire amount of the estimated loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts which require us to revise our cost and profit estimates.  Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Costs related to post shipment obligations, including field installation, warranty and any additional contracted items are included in the estimated total costs required to fulfill the contract.  Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract.  Revenue recognition under the percentage of completion method involves significant estimates, both at inception and throughout the performance period.

For contracts under $250,000, or contracts to be completed in less than six months, and where there are no post-shipment services included in the contract (such as installation and customer acceptance), the completed contract method is applied and revenue is recognized on the date that the finished product is shipped to the customer.  Estimated warranty costs for these contracts are accrued and this accrual is adjusted periodically based on actual warranty expenses and the amount and type of products shipped. Revenue derived from the sale of parts and services is also recognized on the date that the part is shipped to the customer, or when the service is completed.  Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred. There are no post contract expenses associated with these types of contracts.

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

We periodically evaluate our inventory, which affects gross margin, to ensure that it is carried at the lower of cost or net realizable value. Cost includes appropriate overhead. Overhead allocated to inventory cost includes only costs directly related to our manufacturing activities. These include general supervision, utilities, supplies, etc., and depreciation and software amortization expense. Where necessary, provision is made for obsolete, slow-moving or damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value, based on the future demand of our products. To the extent that future events affect the salability of inventory these provisions could vary significantly.

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

Results of Operations

The Company primarily manufactures, under contract, various types of high-technology equipment which it has designed and developed. The Company considers its business activities to be divided into two segments: Training Services Group (TSG) and Control Systems Group (CSG). Product categories included in TSG are pilot training and flight simulators and disaster management systems. CSG includes sterilizers, environmental control devices, hyperbaric chambers along with parts and service support.

We have historically experienced significant variability in our quarterly revenue, earnings and other operating results, and our performance may fluctuate significantly in the future.

Fiscal 2011 versus Fiscal 2010

	Summary Table of Results
	Fiscal years ended:		Variance	Variance
	February 25, 2011	February 26, 2010	$	%
	(amounts in thousands)
Sales:
Domestic	$12,181	$12,870	$(689)	(5.4)%
US Government	23,271	7,711	15,560	201.8
International	19,999	21,690	(1,691)	(7.8)
Total sales	55,451	42,271	13,180	31.2

Gross profit	21,790	18,824	2,966	15.8
Selling and marketing expenses	4,630	5,010	380	7.6
General and administrative expenses	7,208	6,405	(803)	(12.5)
Research and development expenses	1,662	809	(853)	(105.4)
Operating income	8,290	6,600	1,690	25.6
Interest expense, net	824	1,308	484	37.0
Other expense, net	589	347	(242)	(69.7)
Loss on early extinguishment of debt	-	315	315	100.0
Income tax benefit	(7,665)	(1,819)	5,846	321.4
Income/(loss) attributable to the noncontrolling interest	8	(4)	(12)	(300.0)
Net income attributable to ETC	$14,534	$6,453	$8,081	125.2%
Basic earnings per share:
Distributed earnings per share:
Common	$-	$-
Preferred	$0.20	$0.22	$(0.02)
Undistributed earnings per share:
Common	$0.27	$0.13	$0.14
Preferred	0.33	0.13	0.20
Basic earnings per share	$0.60	$0.26	$0.34
Diluted earnings per share	$0.59	$0.26	$0.33

Net income

ETC had net income of $14,534,000, or $0.59 per diluted share in fiscal 2011, versus $6,453,000, or $0.26 per diluted share in fiscal 2010, an increase in net income of $8,081,000, or 125.2%. Operating income in fiscal 2011 was $8,290,000 versus $6,600,000 in fiscal 2010, an increase of $1,690,000, or 25.6%. The major factor contributing to the favorable performance in operating income was a 31.2% increase in sales and the corresponding increase in gross profit.

Net income attributable to ETC also benefited from a credit for income taxes of $7,665,000 and $1,819,000 in fiscal 2011 and fiscal 2010, respectively, reflecting reductions in the Company’s deferred tax asset reserve related to the expected realization of net operating loss carryforwards.

Sales

The following schedule presents the Company’s sales by segment, business unit and geographic area:

	(amounts in thousands)
	Fiscal year ended February 25, 2011				Fiscal year ended February 26, 2010
Segment sales:	Domestic	USG	International	Total	Domestic	USG	International	Total
Training Services Group:
Pilot Training Services	$224	$19,912	$13,682	$33,818	$93	$6,261	$13,101	$19,455
Simulation	953	-	961	1,914	480	-	4,384	4,864
ETC-PZL and other	311	-	724	1,035	440	-	1,276	1,716
Sub-Total	1,488	19,912	15,367	36,767	1,013	6,261	18,761	26,035

Control Systems Group:
Environmental	649	3,359	3,628	7,636	980	1,450	1,717	4,147
Sterilizers	7,010	-	--	7,010	5,841	-	2	5,843
Hyperbaric	1,094	-	797	1,891	3,116	-	1,062	4,178
Service and spares	1,940	-	207	2,147	1,920	-	148	2,068
Sub-Total	10,693	3,359	4,632	18,684	11,857	1,450	2,929	16,236
Total	$12,181	$23,271	$19,999	$55,451	$12,870	$7,711	$21,690	$42,271

For the fiscal year ended February 25, 2011, total sales were $55,451,000, an increase of $13,180,000, or 31.2%, from fiscal 2010.  The increase reflects increased sales to the U.S. Government and international geographic areas and in the pilot training, environmental and sterilizer product lines.

Geographically, domestic sales were $12,181,000, a decrease of $689,000, or 5.4%, from fiscal 2010, and represented 22.0% of total sales, down from 30.4% in fiscal 2010. The current period primarily reflects a $1,169,000 increase in sales of sterilizers, or 20.0%, and a $474,000 increase in sales of simulation products, or 99.0%, which were more than offset by reductions in sales of hyperbaric and environmental products of $2,022,000, or 64.9%, and $331,000, or 33.8%, respectively. Sterilizers benefited from expanded contracts for Ethylene Oxide (EtO) chambers and accessories. Our simulation division placed medium sized ADMS installations in municipalities and community colleges. Reduced hyperbaric sales reflected continued domestic economic disruptions and resulting reduced capital spending while our environmental division reflected the depressed automotive industry. U.S. Government sales increased $15,560,000, or 201.8%, from the prior fiscal year. Significant increases were evidenced in aircrew training systems sales reflecting three contracts with two different U.S. defense agencies.  U.S. Government sales represented 41.9% of total sales, up from 18.3% in fiscal 2010. Given the existing U.S. Government sales contracts in the Company’s backlog, the Company anticipates this increase in the concentration of sales with the U.S. Government to continue at least through 2012.

International sales, including those in the Company’s foreign subsidiaries, were $19,999,000, a decrease of $1,691,000, or 7.8%, from the prior fiscal period, due primarily to reductions in sales of simulation and hyperbaric equipment, and offset, in part, by  increased sales of pilot training services and environmental products. In aggregate, international sales represented 36.1% of the Company’s total net sales, down from 51.3% in fiscal 2010.

In fiscal 2011, three customers (two U.S. defense agencies and one international customer), each in the ATS division, represented 10% or more of total sales.  In fiscal 2010, two customers, both in the ATS division, each represented 10% or more of total sales. Within the Company’s February 25, 2011 sales backlog for work to be performed and revenue to be recognized under written agreements after such date, of $105,534,000, two contracts (one with a U.S. defense agency and one with an international customer), each representing at least 10% of the total backlog, constituted $80,184,000 or 76.0% of the total sales backlog. Aircrew training systems backlog totaled $51,661,000, or 49.0%, of the total backlog, while environmental products represented $39,675,000, or 37.6% of the total backlog.

We have historically experienced significant variability in our sales performance. This reflects the existing sales backlog, product and the nature of contract mix (size and performance time), the manufacturing cycle and amount of time to effect installation and customer acceptance, and certain factors not in our control such as customer delays and the time required to obtain U.S. Government export licenses. One or a few contract sales may account for a substantial percentage of our revenue in any period.

Domestic sales

Domestic sales in fiscal 2011 were $12,181,000, a decrease of $689,000, or 5.4%, from 2010 sales of $12,870,000. The current period primarily reflects increased sales of sterilizers of $1,169,000, or 20.0%, and increases sales of simulation of $474,000, or 99.0%, which were more than offset by reductions in sales of hyperbaric and environmental of $2,022,000, or 64.9%, and $331,000, or 33.8%, respectively. Sterilizers benefited from expanded contracts for Ethylene Oxide (EtO) chambers and accessories. Our simulation division placed medium sized Advanced Disaster Management Systems (“ADMS”) installations in municipalities and community colleges. Reduced hyperbaric sales reflected continued domestic economic disruptions and resulting reduced capital spending while our environmental division reflected the depressed automotive industry. .

Sales to the U.S. Government in fiscal 2011 were $23,271,000 as compared to $7,711,000 in fiscal 2011, representing an increase of $15,560,000, or 201.8%. Significant increases were evidenced in aircrew training systems sales reflecting three contracts with two different U.S. defense agencies.  U.S. Government sales represented 41.9% of total sales, up from 18.3% in fiscal 2010.

International sales

International sales, including those in the Company’s foreign subsidiaries, were $19,999,000, a decrease of $1,691,000, or 7.8%, from the prior fiscal period, due primarily to reductions in sales of simulation and hyperbaric equipment, offset, in part, by  increased sales of pilot training services and environmental products, and represented 36.1% of total sales, down from 51.3% in fiscal 2010.  International sales totaling at least $500,000 per country, listed in order of magnitude, were made to customers in South Korea, Saudi Arabia, Malaysia and Japan. Fluctuations in sales to international countries from year-to-year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts.

Segment sales

Sales of our TSG products were $36,767,000 in fiscal 2011, an increase of $10,732,000, or 41.2%, over sales of $26,035,000 in fiscal 2010. Sales of these products accounted for 66.3% of our sales versus 61.6% in fiscal 2010. Sales in our other segment, the CSG, increased $2,448,000, or 15.1%, and constituted 33.7% of our total sales compared to 38.4% in fiscal 2010.

Given the Company’s backlog at February 25, 2011, and the existing and continuing difficult domestic economic conditions, going forward it is anticipated that the TSG segment will continue to experience growth at some level while the environmental and hyperbaric lines of the CSG segment will be significantly negatively impacted by the domestic marketplace. In the CSG, we expect domestic environmental sales to continue to be limited by the disruptions in that marketplace. The hyperbaric monoplace line will be hampered until capital and liquidity become more accessible. Although EtO chamber sales have been strong, the steam sterilizer product group continues to suffer from delays in government funding for universities which have been steady customers for our steam sterilizers. Given the product mix in the Company’s opening backlog, we would expect much of the Company’s financial performance in fiscal 2012 to be generated by the TSG segment.

Gross profit

Gross profit for fiscal 2011 increased by $2,966,000, or 15.8%, from fiscal 2010. This reflected the increase in sales and resulting gross profit. Gross profit margin as a percent of sales dropped to 39.3% in fiscal 2011 from 44.5% in fiscal 2010 due primarily to a mix shift to lower margin U.S. Government sales in the TSG segment and, in part, due to increasing material, freight and shipping costs over our course of contract performance.

Selling and marketing expenses

Selling and marketing expenses decreased $380,000, or 7.6%, from fiscal 2010. This decrease resulted primarily from lower commissions, and lower bid and proposal costs as a result of less technical proposals. As a percentage of sales, selling and marketing expenses were 8.4% in fiscal 2011 compared to 11.9% in fiscal 2010.

General and administrative expenses

General and administrative expenses increased by $803,000, or 12.5%. The increase primarily reflected an increase in a legal reserve and higher executive incentive payments on the favorable financial results. As a percentage of sales, general and administrative expenses decreased to 13.0% in fiscal 2011 compared to 15.2% in fiscal 2010.

Research and development expenses

Research and development expenses include spending for potential new products and technologies and work performed under government grant program, both in the United States and internationally. This spending, net of grant payments from the U.S., Polish and Turkish governments, totaled $1,662,000 in fiscal 2011 as compared to $809,000 for fiscal 2010, an increase of $853,000, or 105.4%. The increase reflected development expenses domestically associated with our hyperbaric monoplace line and internationally in our Polish subsidiary, ETC-PZL, for work under Polish Government grant contracts. It is possible that some or all of the spending in ETC-PZL will be reimbursed in future periods. As a percentage of sales, research and development expenses were 3.0% in fiscal 2011, compared to 1.9% in fiscal 2010.

Most of the Company’s research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates.

Operating income

Operating income was $8,290,000 in fiscal 2011 compared to $6,600,000 in fiscal 2010, an increase in income of $1,690,000, or 25.6%. This improvement in operating results represented a combination of higher sales resulting in higher gross profit which more than offset increased operating expenses.

On a segment basis, the TSG had an operating income of $7,185,000, a $1,057,000, or 17.2%, improvement over the segment operating income of $6,128,000 in fiscal 2010. The CSG had an operating income of $3,989,000 in fiscal 2011, an increase of $2,262,000, or 131.0%, over fiscal 2010. These segment operating results were offset, in part, by unallocated corporate expenses, interest expense and other expenses.

Given the positive operating performance in fiscal 2011, the level and mix of the Company’s backlog at February 25, 2011, open proposals and proposals under preparation, which include quotations for some significant potential international contract awards, and the Company’s continuing positive feedback from potential customers for its ATFS technology, it is anticipated that the Company will experience growth in operating income again in fiscal 2012. However, it is also anticipated that the product lines in the Company’s CSG segment will continue to suffer from negative market conditions.

Interest expense

Interest expense for fiscal 2011 was $824,000 as compared to $1,308,000 in fiscal 2010, a decrease of $484,000, or 37.0%. The current period reflected reduced interest expense for both our bank borrowings and interest expense on the Company’s subordinated debt. This debt was exchanged for preferred stock under the Lenfest Financing Transaction which was completed in July 2009.

Other income/expense, net

Other income/expense, net, was an expense of $589,000 for fiscal 2011, versus an expense of $347,000 for fiscal 2010. The current period consisted primarily of higher letter of credit charges.

Loss on early extinguishment of debt

During fiscal 2010, the Company recorded a loss on extinguishment of debt representing two transactions. In July 2009, the Company’s Subordinated Note was exchanged for Preferred Stock under the Lenfest Financing Transaction, resulting in a charge of $224,000, which represented the unamortized portion of the debt discount that was recorded at the issuance of this instrument. Additionally, a charge of $91,000 resulted from the unamortized portion of the debt discount on a $2 million note, which was repaid on September 1, 2009. See Note 7 – Long-term Obligations and Credit Arrangements in the accompanying Notes to the Condensed Consolidated Financial Statements.

Income taxes

As a result of the Company’s analysis during fiscal 2011 of the various components and potential realization of the Company’s net loss carryforwards, an income tax benefit of $7,665,000 was recorded in the fiscal year ended February 25, 2011. An income tax benefit of $1,819,000 was recognized in fiscal 2010.

Valuation allowances had been recorded against the entire deferred tax asset in periods prior to February 27, 2009 due an uncertainty of sustaining an appropriate level of profitability in future periods. As of February 25, 2011, the Company reviewed the components of its deferred tax asset and determined, based upon all available information, that its current and expected future operating income will more likely than not, result in the realization of its deferred tax assets relating primarily to its net operating loss carryforwards.  The Company has realized a deferred tax asset related to its net operating loss carryforwards of $12,986,000. As of February 25, 2011, the Company has approximately $30,700,000 of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Liquidity and Capital Resources

The Company’s liquidity position and borrowing availability improved again during fiscal 2011. Cash flow provided by operating activities was a positive $13,463,000. Working capital was $20,242,000 and $15,326,000 at February 25, 2011 and February 26, 2010, respectively, compared to $4,684,000 at the end of fiscal 2009. This positive performance primarily reflects the positive operating results in the period and milestone payment collections under long term contracts. At February 25, 2011, availability under our PNC bank line was $15,688,000 and we also continue to have unused availability under a $7,500,000 operating line with H. F. Lenfest to fund certain U.S. Government contracts.

On April 24, 2009, we entered into a transaction with H. F. Lenfest, a member of our Board of Directors and a significant shareholder, that provides for the following: (i) a $7,500,000 credit facility to be provided by Lenfest to ETC; (ii) exchange of the Subordinated Note held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of preferred stock, Series E Preferred Stock, of the Company; and (iii) an increase of the existing $15,000,000 revolving line of credit with PNC Bank to $20,000,000. Having adequate cash from operations and additional availability under new and existing credit lines allowed us to effectively and efficiently execute on our contracts. Additionally, we expect to be adequately cash funded throughout fiscal 2012.

Cash flows from operating activities:

Cash provided by operations is driven by income from the sale of our products, which depends on the timing of receipts, offset in part by payments in the ordinary course of business.

During fiscal 2011, we generated cash from operating activities of $13,463,000 versus $5,272,000 in fiscal 2010, an improvement of $8,191,000.  The increase was primarily a result of increased operating income and milestone payment collections under long-term contracts.

Cash flows from investing activities:

Cash used for investing activities primarily relates to funds used for capital expenditures in property and equipment. These uses of cash are offset by sales and borrowings under our credit facilities. The Company’s cash used in investing activities, $865,000 in fiscal 2011 and $1,824,000 in fiscal 2010, consisted primarily of costs for the continued construction activities and the manufacturing of demonstration simulators for our NASTAR Center coupled with higher software enhancements for our Advanced Tactical Fighter Systems technology.

Cash flows from financing activities:

The Company’s financing activities used $13,642,000 of cash during fiscal 2011. This primarily reflected the repayments under the Company’s bank line which reduced bank borrowing from $9,808,000 at February 26, 2010, to $3,041,000 at February 25, 2011, payments of Preferred Stock dividends, $2,000,000 for repurchases of Preferred Stock and an increase in restricted cash.

Outlook

We expect to use our cash, cash equivalents and credit facilities for working capital and general corporate purposes, products, product rights, technologies, property, plant and equipment, the payment of contractual obligations, including scheduled interest payments on our credit facilities and dividends on our preferred stock, the acquisition of businesses, and/or the purchase, redemption or retirement of our credit facilities and Preferred Stock. We expect that net sales of our currently marketed products should allow us to continue to generate positive operating cash flow in fiscal 2012. At this time, however, we cannot accurately predict the effect of certain developments on our anticipated rate of sales growth in 2012 and beyond, such as the degree of market acceptance, the impact of competition, the effectiveness of our sales and marketing efforts and the outcome of our current efforts to develop, receive approval for and successfully market our products.

At the end of each fiscal quarter in fiscal 2012 and through the current term of the PNC Bank line of credit we expect to maintain, per bank covenant requirement, a minimum aggregate EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $4,000,000 (calculated as the total of the fiscal quarter then ending and the three immediately preceding fiscal quarters).

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the fiscal years ended February 25, 2011 or February 26, 2010 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

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

In April 2010, the FASB issued ASU No. 2010-17, Milestone Method of Revenue Recognition (“ASU 2010-17”). ASU 2010-17 updates guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate with the scope of Codification Subtopic 605 (previously included within EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”)). The consensus to ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition in which arrangements include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases or a specific result. This new approach is effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010 and allows for retroactive application. The Company has evaluated its current contracts which include milestone clauses and has determined that the percentage of completion method of revenue recognition is the appropriate method to apply when accounting for these contracts. However, the Company will continue to apply this standard to new contracts and to evaluate the potential impact on its financial position and results of operation.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Environmental Tectonics Corporation

We have audited the accompanying consolidated balance sheets of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 25, 2011 and February 26, 2010 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the fifty-two week periods ended February 25, 2011 and February 26, 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 25, 2011 and February 26, 2010, and the consolidated results of their operations and their cash flows for the each of the fifty-two weeks ended February 25, 2011 and February 26, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP
East Hanover, New Jersey
May 26, 2011

Environmental Tectonics Corporation
Consolidated Balance Sheets
(amounts in thousands, except share information)

	February 25, 2011	February 26, 2010
ASSETS
Cash and cash equivalents	$1,423	$2,408
Restricted cash	5,607	2,751
Accounts receivable, net	4,727	17,356
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	10,371	3,576
Inventories, net	4,015	5,114
Deferred tax assets, current	12,986	4,983
Prepaid expenses and other current assets	691	545

Total current assets	39,820	36,733

Property, plant and equipment, at cost, net	13,359	13,643
Construction in progress	-	316
Software development costs, net	802	691
Other assets	70	346
Total assets	$54,051	$51,729

LIABILITIES
Current portion of long-term debt	$219	$285
Accounts payable – trade	4,308	1,783
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	7,534	13,944
Customer deposits	3,907	1,799
Accrued interest and dividends	28	782
Other accrued liabilities	3,582	2,814
Total current liabilities	19,578	21,407

Long-term obligations, less current portion:
Credit facility payable to bank	3,041	9,808
Other long-term debt	43	12
	3,084	9,820
Deferred tax liabilities	3,260	3,066
Unearned interest	-	22
Total liabilities	25,922	34,315

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Cumulative convertible participating Preferred Stock, Series D, $.05 par value, 11,000 shares authorized; 386 and 155 shares outstanding at February 25, 2011 and February 26, 2010	386	155
Cumulative convertible participating Preferred Stock, Series E, $.05 par value, 25,000 shares authorized; 21,741 and 23,741 shares outstanding at February 25, 2011 and February 26, 2010	21,741	23,741
Common Stock, $.05 par value, 20,000,000 shares authorized; 9,104,601 and 9,083,573 shares issued and outstanding at February 25, 2011 and February 26, 2010	455	454
Additional paid-in capital	11,932	14,050
Accumulated other comprehensive loss	(372)	(431)
Accumulated deficit	(6,059)	(20,593)
Total shareholders’ equity before noncontrolling interest	28,083	17,376
Noncontrolling interest	46	38
Total shareholders’ equity	28,129	17,414
Total liabilities and shareholders’ equity	$54,051	$51,729

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Income
 (amounts in thousands, except share and per share information)

	Fiscal Years ended
	February 25, 2011	February 26, 2010
Net sales	$55,451	$42,271
Cost of goods sold	33,661	23,447
Gross profit	21,790	18,824

Operating expenses:
Selling and marketing	4,630	5,010
General and administrative	7,208	6,405
Research and development	1,662	809
	13,500	12,224

Operating income	8,290	6,600

Other expenses:
Interest expense	824	1,308
Loss on extinguishment of debt	-	315
Other, net	589	347
	1,413	1,970

Income before income taxes	6,877	4,630
Income tax benefit	7,665	1,819

Net income	14,542	6,449
Less: Income (loss) attributable to the noncontrolling interest	8	(4)

Net income attributable to Environmental Tectonics Corporation	14,534	6,453

Preferred Stock dividends	(2,278)	(1,885)

Income applicable to common shareholders	$12,256	$4,568

Per share information:
Basic earnings per common share:
Distributed earnings per share:
Common	$-	$-
Preferred	$0.20	$0.22
Undistributed earnings per share:
Common	$0.27	$0.13
Preferred	0.33	0.13
	$0.60	$0.26

Diluted earnings per common share	$0.59	$0.26

Basic weighted average common shares:
Common weighted average number of shares	9,091,000	9,069,000
Participating Preferred shares	11,440,000	8,639,000
Total weighted average number of shares	20,531,000	17,708,000
Diluted weighted average common shares:
Basic common shares	20,531,000	17,708,000
Dilutive effect of stock warrants and options	367,000	147,000
Total number of shares	20,898,000	17,855,000

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the fiscal years ended February 25, 2011 and February 26, 2010
 (amounts in thousands, except share information)

	Preferred Stock	Common Stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total Shareholders’
		shares	amount	capital	loss	deficit	Equity
Balance, Feb. 27, 2009	$-	9,049,351	$452	$15,399	$(557)	$(27,046)	$(11,710)
Net income attributable to Environmental Tectonics Corporation	-	-	-	-	-	6,453	6,453
Interest hedge valuation	-	-	-	-	184	-	184
Foreign currency translation adjustment	-	-	-	-	(58)	-	(58)
Total comprehensive income							6,579
Issuance of common shares to Lenfest	-	20,000	1	-	-	-	1
Issuance of Series D Preferred Stock	155	-	-	-	-	-	155
Issuance of Series E Preferred Stock	23,741	-	-	-	-	-	23,741
Preferred Stock dividends	-	-	-	(1,885)	-	-	(1,885)
Stock compensation expense	-	-	-	33	-	-	33
Issuance of warrants	-	-	-	485	-	-	485
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	-	14,222	1	18	-	-	19

Balance before noncontrolling interest, February 26, 2010	23,896	9,083,573	454	14,050	(431)	(20,593)	17,376
Noncontrolling interest	-	-	-	-	-	-	38
Balance, Feb. 26, 2010	23,896	9,083,573	454	14,050	(431)	(20,593)	17,414

Net income attributable to Environmental Tectonics Corporation	-	-	-	-	-	14,534	14,534
Foreign currency translation adjustment	-	-	-	-	59	-	59
Total comprehensive income							14,593
Issuance of Series D Preferred Stock	231	-	-	-	-	-	231
Preferred Stock dividends	-	-	-	(2,278)	-	-	(2,278)
Stock compensation expense	-	-	-	98	-	-	98
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	-	21,028	1	62	-	-	63
Repurchase of Series E Preferred Stock	(2,000)	-	-	-	-	-	(2,000)
Balance before noncontrolling interest, February 25, 2011	22,127	9,104,601	455	11,932	(372)	(6,059)	28,083
Noncontrolling interest	-	-	-	-	-	-	46
Balance, Feb. 25, 2011	$22,127	9,104,601	$455	$11,932	$(372)	$(6,059)	$28,129

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(amounts in thousands)

	Fiscal years ended
	February 25, 2011	February 26, 2010
Cash flows from operating activities:
Net income	$14,542	$6,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,354	1,309
Decrease in valuation allowance for deferred tax assets	(5,532)	(1,917)
Loss on extinguishment of debt	-	315
Accretion of debt discount and amortization of deferred finance costs	220	258
(Decrease) increase in allowances for accounts receivable and inventories, net	(1,078)	577
Stock option and stock compensation expense	98	51
Changes in operating assets and liabilities:
Accounts receivable	12,646	(12,308)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(6,795)	(1,116)
Inventories	2,160	1,735
Prepaid expenses and other assets	(2,367)	506
Accounts payable	2,525	(322)
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(6,410)	9,789
Customer deposits	2,108	(598)
Other accrued liabilities	(8)	544
Net cash provided by operating activities	13,463	5,272

Cash flows from investing activities:
Acquisition of equipment	(451)	(1,603)
Capitalized software development costs	(414)	(221)
Net cash used in investing activities	(865)	(1,824)

Cash flows from financing activities:
Repayments under lines of credit, net	(6,767)	(702)
Repayment of note payable, Lenfest	-	(2,000)
Increase in restricted cash from notes payable, Lenfest	-	2,000
Issuance of Common Stock	63	2
(Repayments) borrowings of other debt obligations	(35)	281
Issuance of Preferred Stock	231
Payment of dividends	(2,278)	(970)
Repurchase of Preferred Stock	(2,000)	-
Increase in restricted cash	(2,856)	(297)
Net cash used in financing activities	(13,642)	(1,686)

Effect of exchange rate changes on cash	59	126
Net (decrease) increase in cash	(985)	1,888
Cash at beginning of period	2,408	520
Cash at end of period	$1,423	$2,408

Supplemental schedule of cash flow information:
Interest paid	$376	$982
Income taxes paid	256	-

Supplemental information on non-cash operating and investing activities:
Accrued dividends on preferred stock	$569	$319

On July 2, 2009, the Company exchanged certain existing related-party financial instruments for a newly-created class of Series E Convertible Preferred Stock. The value of this exchange was $23,741,000. Additionally, the Company issued $155,000 of Series D Preferred Stock as loan origination fees in connection with the $7,500,000 Lenfest Credit Facility. See Note 7 – Long-Term Obligations and Credit Arrangements.

In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. See Note 5 – Inventories.

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements

Description  of Business:

Environmental Tectonics Corporation is principally engaged in the design, manufacture and sale of software driven products and services used to recreate and monitor the physiological effects of motion on humans and equipment and to control, modify, simulate and measure environmental conditions. These products include aircrew training systems (aeromedical, tactical combat and general), disaster management systems, sterilizers (steam and gas), environmental testing products and hyperbaric chambers and other products and services that involve similar manufacturing techniques and engineering technologies. ETC focuses on software enhancements, product extensions, new product development and new marketplace applications. Sales of its products are made principally to U.S. and foreign government agencies. We operate in two primary business segments, the Training Services Group (“TSG”) and the Control Systems Group (“CSG”).

Training Services Group. This segment includes three primary product groups: aircrew training devices and services, and disaster management training and systems.

Control Systems Group.  This segment includes three primary product lines: sterilizers, environmental control systems and other products, hyperbarics, and services.

The Company’s fiscal year is the 52-or 53-week annual accounting period ending the last Friday in February. Certain amounts from prior consolidated financial statements have been reclassified to conform to the presentation in fiscal 2011.

Sales Backlog

Below is a breakdown of the Company’s February 25, 2011 sales backlog (amounts in thousands except percentages):

	Business segment:
Geographic area:	TSG	CSG	Total	%
Domestic	$1,352	$6,972	$8,324	7.9%
US Government	30,956	35,004	65,960	62.5
International	25,785	5,465	31,250	29.6
Total	$58,093	$47,441	$105,534	100.0%
% of total	55.0%	45.0%	100.0%

Our sales backlog at February 25, 2011, for work to be performed and revenue to be recognized under written agreements after such dates was $105,534,000. Of the February 25, 2011 sales backlog, one product line represented at least 10% of the total backlog. Aircrew training systems’ backlog of $51,661,000, represents 49.0% of the total backlog. Additionally, three customers represented a total of $80,184,000, or 76.0%, of the total backlog.

1.  Restatement of Previously Filed Financial Statements:

On November 29, 2010, the Audit Committee of the Board of Directors of ETC concluded, based on the recommendation of management reached November 23, 2010, that the Company’s consolidated financial statements for the fiscal year ended February 26, 2010 contained in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2010, and the consolidated interim financial statements for the periods ended August 28, 2009, November 27, 2009, May 28, 2010 and August 27, 2010 contained in the Company’s Quarterly Reports on Form 10-Q for these periods, each as filed with the Securities and Exchange Commission (collectively, the “Reports”), should be restated to correct errors relating to the calculation and presentation of the Company’s earnings per share in accordance with United States generally accepted accounting principles, and, as a result, could not be relied upon.  Specifically, the Company incorrectly did not reflect the participating features of its Series D Preferred Stock and Series E Preferred Stock when calculating and presenting its earnings per share in the financial statements contained in the Reports. The Company filed an Amended Annual Report on Form 10-K on March 15, 2011, that included a restatement of earnings per share for the fiscal years ended February 26, 2010 and February 27, 2009.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The consolidated financial statements include the accounts of Environmental Tectonics Corporation, its wholly owned subsidiaries NASTAR Center LLC, ETC Delaware, and ETC International Corporation, its 95% owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, and its 99% owned subsidiary, ETC Europe. “ETC SH” refers to the company’s corporate headquarters and main production plant located in Southampton, Pennsylvania, USA. All material inter-company accounts and transactions have been eliminated in consolidation.

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

Fair Value of Financial Instruments:

The carrying amounts of cash, accounts receivable and accounts payable and bank debt approximate fair value because of the short maturity associated with these instruments. Derivative financial instruments are recorded at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The Company adopted the provisions of Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures. The Company did not elect the fair value option. The levels of input are:

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

At February 26, 2010, the Company had Level 2 interest rate swap agreements with a fair value of $85,000. This fair value is calculated using standard industry models used to calculate the fair value of the various financial instruments based on significant observable market inputs such as swap rates, interest rates, and implied volatilities obtained from various market sources. The Company had no Level 1 or 3 inputs at February 26, 2010 and no Level 1, 2 or 3 at February 25 2011.

Revenue Recognition:

On long-term contracts, with a contract value over $250,000 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred from inception to date as a percentage of estimated total costs required to fulfill the contract. This percentage is then multiplied by the total estimated contract value to determine the amount of revenue recognized in any given accounting period.  Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset on the balance sheet under the caption “Costs and estimated earnings in excess of billings on uncompleted long-term contracts”. Amounts billed to customers (milestone payments) in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability on the balance sheet under the caption “Billings in excess of costs and estimated earnings on uncompleted long-term contracts”. At any time during performance if it is estimated that a contract at completion will result in a loss, the entire amount of the estimated loss is accrued. The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period when the facts require the Company to revise its cost and profit estimates.  Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones. Costs related to post shipment obligations, including field installation, warranty and any additional contracted items are included in the estimated total costs required to fulfill the contract.  Contracts may provide for customer retainage of a portion of amounts billed until contract completion. Retainage is generally due within one year of completion of the contract.  Revenue recognition under the percentage of completion method involves significant estimates, both at inception and throughout the performance period.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

For contracts under $250,000, or contracts to be completed in less than six months, and where there are no post-shipment services included in the contract (such as installation and customer acceptance), the completed contract method is applied and revenue is recognized on the date that the finished product is shipped to the customer.  Estimated warranty costs for these contracts are accrued and this accrual is adjusted periodically based on actual warranty expenses and the amount and type of products shipped.  Revenue derived from the sale of parts and services is also recognized on the date that the part is shipped to the customer, or when the service is completed.  Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred. There are no post contract expenses associated with these types of contract.

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

Restricted Cash:

Restricted cash as of February 25, 2011 represents the partial collateralization of a committed line of credit in the amount of $5,607,000 which the Company used to satisfy performance bond and repayment guarantee requirements in a contract with an existing customer. As security for this line of credit, ETC and H.F. Lenfest, a member of the Company’s Board of Directors and a significant shareholder of and investor in ETC (“Lenfest”), each agreed to deposit with PNC Bank the equivalent of $2,711,000 in the form of cash or other financial instruments.  During fiscal 2011, the Company funded the balance of the security to collateralize the committed line of credit by depositing with PNC an additional $2,711,000 in a certificate of deposit. Subsequently, Mr. Lenfest’s security was returned and his guarantee to cover the $5.4 million line was terminated.

Accounts Receivable and Concentration of Credit Risk

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer’s current creditworthiness. The Company continuously monitors collections and payments from its customers and maintain a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified. While credit losses have historically been within the Company’s expectations and the provisions established,we cannot guarantee that the Company will continue to experience the same credit loss rates. Additionally, as a result of the concentration of international receivables, the Company cannot predict the effect, if any, that geopolitical disputes and financial constraints will have on the ultimate collection of its international receivables. Amounts due under contracts related to agencies of a foreign government totaled $596,000 or 12.6%, of the total accounts receivable, net as of February 25, 2011. The majority of these receivables have been collected subsequent to fiscal year end.

Inventories:

Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor and overhead components. Overheads allocated to inventory cost are only those directly related to our manufacturing activities. Where necessary, provision is made for obsolete, slow-moving or damaged inventory. This provision represents the difference between the cost of the inventory and its estimated market value.

During fiscal 2011, additional inventory reserves totaling $265,000 were established. Charges to the reserve totaled $1,327,000 reflecting the write-off of certain TSG inventory items.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

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

In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. These costs had originally been capitalized as engineering costs associated with the ATFS-400 flight simulator which is currently being used as a demonstrator model in ETC’s NASTAR Center. Beginning in fiscal 2010, these costs were allocated on a one-third basis to two existing contracts for centrifuges. The remaining one-third is still being carried in inventory and will be charged to the next contract the Company receives for a centrifuge device. The costs were charged over a four quarter period to cost of sales for the two contracts. During fiscal 2011, $1,469,000 was charged to the cost of sales over two contracts.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives by the straight-line method for financial reporting purposes. Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years. The Company manufactures certain equipment that is used primarily for demonstration purposes to support its sales effort and is not listed for sale, although sales of demonstration equipment are not precluded. The gross value of demonstration equipment was $10,716,000 at February 25, 2011. Upon sale of demonstration devices, their costs net of accumulated depreciation are transferred to cost of sales. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation are eliminated from the accounts with any resulting gains or losses.

Capitalized Software Development Costs:

The Company capitalizes the qualifying costs of developing software contained in certain products. Capitalization of costs requires that technological feasibility has been established. When the software is fully documented and tested, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 36 to 60 months, depending upon the life of the product, which, at a minimum, approximates estimated sales. Realization of capitalized software costs is subject to the Company’s ability to market the related product in the future and generate cash flows to support future operations. Software amortization totaled $303,000 and $543,000 in fiscal 2011 and 2010, respectively.

Research and Development:

Research and development costs, which relate primarily to the development, design and testing of products, are expensed as incurred. The Company enters into research grants with various government entities, both in the United States and internationally. Payments received under these grants are recorded as a reduction of research and development costs. Research and development expenses include spending for potential new products and technologies and work performed under government grant program, both in the United States and internationally. This spending, net of grant payments from the U.S., and the governments of Poland and Turkey, totaled $1,662,000 in fiscal 2011 as compared to $809,000 in fiscal 2010.

Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the potential realization of the related deferred tax asset.

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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

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

Advertising Costs:

The Company expenses advertising costs, which include trade shows, as incurred. Advertising expense was $569,000 and $413,000 in fiscal 2011 and 2010, respectively.

Bid and Proposal Costs:

The cost and effort to provide highly technical proposals, especially for aircrew training systems products, can be significant. Any of the costs related to enhancing existing products (via additional application or functionality) may be initially appropriately capitalized into inventory and then transferred to cost of goods sold upon receipt of a relevant contractor contracts.

Foreign Exchange:

The functional currency of the Company is the U. S. dollar and the majority of the Company’s revenues are in U. S. dollars. The Company attempts to negotiate international contracts in dollars and to date has been successful in most awards. Recognized foreign exchange loss was approximately $41,000 and $200,000 for FY 2011 and 2010, respectively. The success of negotiating contracts in dollars is highly dependent on the particular foreign country, the specific customer (commercial or governmental), and the relative volatility of the foreign currency market. It should not be assumed that the Company will continue to be successful in these negotiations. Should the Company be awarded a significant of foreign-denominated contracts, it is anticipated that foreign exchange losses may increase.

Earnings Per Common Share:

The Company utilizes the two-class method for computing and presenting earnings per share. The Company currently has one class of common stock (the “Common Stock”) and two classes of cumulative participating preferred stock, Series D and Series E (the “Preferred Stock”). Under its terms, the Preferred Stock is entitled to participate in any cash dividends on a one-for-one basis for the equivalent converted common shares if the Preferred Stock were to be converted by the holder by the dividend record date. Therefore, the Preferred Stock is considered a participating security requiring the two-class method for the computation and presentation of net income per share – basic.

The two-class computation method for each period segregates basic earnings per share into two categories: distributed earnings per share (i.e., the Preferred Stock stated dividend) and undistributed earnings per share, which allocates earnings after subtracting the Preferred Stock dividend to the total of weighted average common shares outstanding plus equivalent converted common shares related to the Preferred Stock. Basic earnings per common share excludes the effect of Common Stock equivalents, and is computed using the two-class computation method.

Diluted earnings per common share reflects the potential dilution that could result if securities or other contracts to issue Common Stock were exercised or converted into Common Stock. Diluted earnings per share continues to be computed using the if-converted method. Diluted earnings per common share, assumes the exercise of stock options and warrants using the treasury stock method.  If the effect of the conversion of any financial instruments would be anti-dilutive, it is excluded from the diluted earnings per share calculation.

At February 25, 2011, there was $22,127,000 of cumulative convertible participating Preferred Stock. These instruments were convertible at exercise prices of:

•	Series D Preferred Stock of $55,000 at $0.94 per share, equating to 58,511 shares of Common Stock, issued in April 2009;
•	Series D Preferred Stock of $100,000 at $1.11 per share, equating to 90,090 shares of Common Stock, issued in July 2009;

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

•	Series D Preferred Stock of $231,000 at $3.02 per share, equating to 76,490 shares of Common Stock, issued in August 2010.
•	Series E Preferred Stock of $21,741,000 at $2.00 per share, equating to 10,870,500 shares of Common Stock, issued in July 2009.

On February 20, 2009, in connection with the issuance of a $2,000,000 promissory note, the Company issued 200,000 warrants to purchase 143,885 shares of the Company’s Common Stock at $1.39 per share. Additionally, on July 2, 2009, in consideration of an increase of the guarantee on the PNC line of credit, the Company issued 500,000 warrants to purchase 450,450 shares of the Company’s Common Stock at $1.11 per share. On January 4, 2011, the Company entered into amendments to each of the warrants issued to Lenfest pursuant to which Lenfest agreed to remove a provision in each of the warrants which provided anti-dilution protection in the event the Company issued securities at a price below the exercise price set forth in the warrants.

(See Note 7, Long-Term Obligations and Credit Arrangements.)

At February 25, 2011 and February 26, 2010, there were outstanding options to purchase the Company’s Common Stock totaling 260,921 and 269,185 shares at an average price of $4.44 and $4.53 per share, respectively. Due to the conversion price of these Common Stock options, these shares were excluded from the calculation of diluted earnings per share because the effect was antidulutive.

3. Accounts Receivable:

The components of accounts receivable at February 25, 2011 and February 26, 2010 are as follows:

	February 25, 2011	February 26, 2010
	(amounts in thousands)
U.S. government	$1,936	$438
U.S. commercial	1,295	1,403
International	1,895	15,930
	5,126	17,771
Less allowance for doubtful accounts	(399)	(415)
Accounts receivable, net	$4,727	$17,356

The reduction in international receivables primarily reflects collections on milestone billings under a large multi-year contract for ATS equipment.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

4. Costs and Estimated Earnings on Uncompleted Contracts:

Unbilled costs

The following is a summary of long-term contracts in progress at February 25, 2011 and February 27, 2010:

	February 25, 2011	February 26, 2010
	(amounts in thousands)
Cost incurred on uncompleted long-term contracts	$46,335	$18,936
Estimated earnings	31,650	18,535
	77,985	37,471
Less billings to date	(75,148)	(47,839)
	$2,837	$(10,368)

Included in accompanying balance sheets under the following captions:	February 25, 2011	February 26, 2010
	(amounts in thousands)
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$10,371	$3,576
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(7,534)	(13,944)
	$2,837	$(10,368)

Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for unexpected losses on contracts of $200,000 in fiscal 2011 and 2010.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

5. Inventories:

Inventories consist of the following:

	February 25, 2011	February 26, 2010
	(amounts in thousands)
Raw material	$-	$-
Work in process	3,919	4,764
Finished goods	96	350
Total inventory, net	$4,015	$5,114

Inventory is presented above net of an allowance for obsolescence of $1,283,000 (raw material $133,000 and work in process $1,150,000) and $2,345,000 (raw material $138,000, work in process $1,506,000 and finished goods $701,000) in fiscal 2011 and 2010, respectively.

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

In November 2009, the Company reclassified $2,939,000 from property, plant and equipment to inventory. These costs had originally been capitalized as engineering costs associated with the ATFS-400 flight simulator which is currently being used as a demonstrator model in ETC’s NASTAR Center. Beginning in fiscal 2010, these costs were allocated on a one-third basis to two existing contracts for centrifuges. The remaining one-third is still being carried in inventory and will be charged to the next contract the Company receives for a centrifuge device. The costs were charged over a four quarter period to cost of sales for the two contracts. During fiscal 2011, $1,469,000 was charged to the cost of sales over two contracts.

6.  Property, Plant and Equipment:

The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 25, 2011 and February 26, 2010:

	February 25, 2011	February 26, 2010
	(amounts in thousands)

Land	$100	$100
Buildings and building additions	3,851	3,851
Machinery and motors	10,719	9,909
Demonstration equipment	10,716	10,883
Office furniture and equipment	1,194	1,194
Building improvements	2,870	2,746
	29,450	28,683
Less accumulated depreciation	(16,091)	(15,040)
Property, plant and equipment, net	$13,359	$13,643

Depreciation expense for the fiscal years ended February 25, 2011 and February 26, 2010 was $1,051,000 and $766,000, respectively.

 As a result of the transfer of costs from property, plant and equipment to inventory, the estimated depreciation of the remaining asset value for the ATFS-400 was reviewed and $233,000 of depreciation expense which had previously been amortized to the cost of sales was reversed in the fourth quarter of fiscal 2010. (Please refer to Note 5, Inventories, above for a discussion on demonstration equipment.)

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

Lenfest Credit Facility

As part of the Lenfest Financing Transaction, the Company established a credit facility in the maximum amount of $7,500,000 with Lenfest (the “Lenfest Credit Facility”) to be used to finance certain government projects that ETC has been awarded.  The terms of the Lenfest Credit Facility are set forth in a Secured Credit Facility and Warrant Purchase Agreement between the Company and Lenfest, dated as of April 24, 2009 (the “Lenfest Credit Agreement”).  In connection with the Lenfest Credit Agreement, the Company has executed, and will in the future execute, promissory notes in favor of Lenfest, in the aggregate principal amount of up to $7,500,000 (the “Lenfest Credit Facility Note”) based on the amount borrowed by the Company pursuant to the Lenfest Credit Agreement.  Each Lenfest Credit Facility Note issued under the Lenfest Credit Facility will accrue interest at the rate of 10% per annum, payable in cash or, at the option of Lenfest, in shares of Series D Preferred Stock of the Company, as described below.  The Lenfest Credit Facility expires on December 31, 2012. As of February 25, 2011, the Company had not utilized any of the $7.5 million available funding under this facility.

Exchange of Existing Instruments for Series E Preferred Stock

On April 24, 2009, the Company authorized the issuance of two newly-created classes of Convertible Preferred Stock, Series D and Series E. Shares of these have been issued in connection with the Lenfest Financing Transaction. (See Preferred Stock disclosure below.)

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

Below is a summary of the instruments exchanged:

Description	Balance upon exchange
Subordinated convertible note	$10,000,000
Accrued interest on subordinated convertible note	2,275,000
Series B Preferred Stock	6,000,000
Series C Preferred Stock	3,300,000
Accrued dividends on Preferred Stock, Series B and C	2,166,000
Series E Preferred Stock issued in exchange	$23,741,000

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

As a result of this exchange, the Company recorded a loss on extinguishment of debt on the Subordinated Note of $224,000, representing the unamortized portion of the debt discount.

Preferred Stock

The Company has two classes of Cumulative Convertible Participating Preferred Stock: Series D (11,000 shares authorized) and Series E (25,000 shares authorized) (together, the “Preferred Stock”).  The Preferred Stock has a par value of $0.05 per share and a stated value of $1,000 per share. The Preferred Stock is entitled to receive cumulative dividends at the rate of 10% per year in preference to the holders of the Company’s common stock with respect to dividends.  These dividends are payable only upon a liquidation event or when otherwise declared by the Board of Directors of the Company.  The Company cannot declare or pay any dividends on its common stock until the dividends on the Preferred Stock have been paid.  The Preferred Stock holders are entitled to receive any dividends paid with respect to the common stock on an “as-converted” basis.  The Preferred Stock may be converted by the holder at any time and from time to time into the Company’s common stock by dividing the stated value of the Preferred Stock by the conversion price established at the time of issuance (see Series D and Series E below).  Upon a liquidation event, the holders of the Preferred Stock would be entitled to participate in any proceeds in preference to any common stock holders.  The Preferred Stock would also participate in any liquidation event with the common stock holders on an “as-converted” basis.  The Preferred Stock conversion price is subject to adjustment for certain transactions including stock splits and issuance of equity securities below the conversion prices.

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

Additionally, the Company reviewed ASC 480 – Distinguishing Liabilities From Equity and determined that, since the preferred instruments are not mandatorily redeemable, that no obligation to repurchase the instruments exists and that there is no obligation to issue a variable amount of common shares, these instruments are permanent equity.

Issuances of the Preferred Stock are as follows:

Series D Preferred Stock

Lenfest Credit Facility

On April 24, 2009, the Company paid to H.F. Lenfest (“Lenfest”) an origination fee of 1% of the committed amount of the Lenfest Credit Facility.  The value of the origination fee was $55,000.  The origination fee was paid in 55 shares of Series D Preferred Stock, which have a conversion price of $0.94 per share, equaling 58,511 shares of the Company’s Common Stock.

PNC Credit Facility

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

Interest Payment

On October 6, 2010, the Company issued to Lenfest 231 shares of Series D Preferred stock with a stated value of $1,000 in payment of $231,000 of interest due under Lenfest Pledge Agreement for the period July 2, 2009 through August 27, 2010.  The 231 shares have a conversion price per share equal to $3.02 which price equaled the average closing price of ETC’s Common Stock during the 120 days prior to the issuance of such shares, and would convert into 76,490 shares of ETC Common Stock.

As of February 25, 2011, the Series D Preferred Stock totaled $386,000 and was convertible into 225,091 shares of the Company’s Common Stock.  The Company has paid all Series D Preferred Stock dividends accruing through February 25, 2011.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

Series E Preferred Stock

In July, 2009, the Company issued 23,741 shares of Series E Preferred Stock to Lenfest in connection with the Series E Exchange transaction.  The shares of Series E Preferred Stock are convertible to Common Stock at a conversion price per share equal to $2.00 and would convert into 11,870,500 shares of ETC Common Stock.

As of February 25, 2011, the Series E Preferred Stock totaled $21,741,000 (reflecting the repurchases) and was convertible into 10,870,500 shares of the Company’s Common Stock.  The Company has paid all Series E Preferred Stock dividends accruing through February 25, 2011.

Repurchase and Retirement of Series E Preferred Stock

On March 10, 2010, August 12, 2010, and February 9, 2011, ETC entered into three separate agreements with Lenfest to repurchase and retire a total of 2,000 shares of Series E Preferred Stock owned by Lenfest.  In the three agreements, the repurchases were made at the stated price of $1,000 per share for a total of $2,000,000.

Common Stock Warrants

In February 2009, in connection with a $2 million loan made by Lenfest to the Company, the Company issued to Lenfest 200,000 warrants to purchase 143,885 shares of ETC Common Stock (the $2 Million Loan Warrant), which shares were equal in value to 10% of the $2 million note. The warrants are exercisable for seven years following issuance at an exercise price of $1.39, which price equaled the average closing price of ETC Common Stock during the 120 days prior to the issuance of the warrant.

In July 2009, in consideration of Lenfest entering into the Amended and Restated Guaranty, ETC issued to Lenfest 500,000 warrants to purchase 450,450 shares of ETC common stock (the $5 million Warrant), which shares were equal in value to ten percent (10%) of the amount of the $5,000,000 increase under the 2007 PNC Bank Credit Facility.  The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which price equaled the average closing price of ETC Common Stock during the 120 days prior to the issuance of the warrant. .On January 4, 2011, the Company entered into amendments to each of the warrants issued to Lenfest (i.e., the $2 Million Loan Warrant and the $5 Million Warrant) pursuant to which Lenfest agreed to remove a provision in each of the warrants which provided anti-dilution protection in the event the Company issued securities at a price below the exercise price set forth in the warrants.

Lenfest Promissory Note

On February 20, 2009, Lenfest made a loan to ETC in the principal amount of $2,000,000 (the “$2 Million Loan”), which amount was considered as advanced under the Lenfest Credit Facility.  The $2 Million Loan was used by ETC solely to support ETC’s requirements under a proposal for a U.S. Government bid.

In connection with the $2 Million Loan, the Company issued the $2 Million Warrant. Consequently, the Company recorded a debt discount of $109,000 associated with these warrants using the Black-Scholes options-pricing model. Additionally, the Company issued 20,000 shares of the Company’s Common Stock as part of this transaction. The value of the stock issued, $19,000, has been recorded as a loan origination fee. The $2,000,000 in proceeds from the $2 Million Loan was included in Restricted Cash Consolidated Balance Sheets as of February 27, 2009. On September 1, 2009, the Company repaid the $2 Million Loan in full. The unamortized portion of the original debt discount, $91,000, was expensed during the fiscal quarter ended November 27, 2009, and is reflected as extinguishment of debt on the accompanying Condensed Consolidated Statement of Operations for the period ended February 26, 2010.

Bank Credit and Facility

Increased PNC Bank Credit Facility and Issuance of New Guarantee

On April 24, 2009, PNC Bank agreed to increase the amount of financing available under the 2007 PNC Credit Facility from $15,000,000 to $20,000,000, subject to the condition that Lenfest continue to personally guarantee all of ETC’s obligations to PNC Bank (the “Lenfest Guaranty”) and that Lenfest continue his pledge of $10,000,000 in marketable securities as collateral security for his guarantee (the “Lenfest Pledge”).

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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

In connection with the execution of the 2009 PNC Financing Documents, ETC paid to Lenfest an origination fee of 100 shares of Series D Convertible Preferred Stock of the Company, which is equal to one percent (1%) of the market value of the $10,000,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank. The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100,000 in the aggregate.  These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, which price equaled the average closing price of ETC Common Stock during the 120 days prior to the issuance of such shares. Additionally, ETC will pay Lenfest annual interest equal to 2% of the amount of the Lenfest Pledge, payable in Series D Preferred Stock.

In consideration of Lenfest entering into the Amended and Restated Guaranty, ETC issued to Lenfest warrants to purchase shares of ETC common stock equal to 10% of the amount of the $5,000,000 increase in funding available under the Amended and Restated PNC Credit Agreement (the “$5 Million Warrant”).  The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which was equal to the average price of ETC common stock for the 120 trading days immediately preceding the date of this warrant.

The Company has recorded a loan origination deferred charge associated with these warrants of $487,000 using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 91.9%; risk-free interest rate of 0.49%; and an expected life of seven years.

Amendments to the Credit Agreement

On August 18, 2010, ETC and PNC Bank executed a Second Amendment to the Amended and Restated PNC Credit Agreement which extended the expiration date from June 30, 2011 to June 30, 2013.

As of February 25, 2011, the Company’s availability under the PNC Credit Agreement was approximately $15,688,000. This reflected cash borrowings under the PNC Credit Agreement of $3,041,000 and outstanding letters of credit of approximately $1,271,000.

On October 1, 2009, the PNC Credit Agreement was amended to extend the maturity date and to adjust the affirmative covenants. The Consolidated Tangible Net Worth covenant was modified to reflect the impact on the Company’s balance sheet of the Lenfest Financing Transaction. Effective with each fiscal quarter ending after October 1, 2009, the Company must maintain a minimum Consolidated Tangible Net Worth of at least $10,000,000. The EBITDA covenant was changed for fiscal periods beginning after December 1, 2009. Beginning with the first fiscal quarter ending after December 1, 2009, and for each fiscal quarter ending thereafter, the Company must maintain a minimum cumulative aggregate EBITDA of $4,000,000 for the fiscal quarter then ending and the three preceding fiscal quarters.

In September 2008 ETC entered into an interest rate swap agreement with PNC Bank which converted a portion of our floating rate bank borrowings to a fixed rate through June 30, 2010. Under the generally accepted accounting principle for accounting for derivative instruments and hedging activities, any gain or loss on the agreement at any period of time would be recorded as Comprehensive gain or loss on the Consolidated Balance Sheets. The agreement expired in June 2010. At February 26, 2010, ETC recorded a Comprehensive Loss of $85,000.

Due to the Company’s accumulated deficit, all dividends accruing for the previous Series B and C and current Series D and E Preferred Stock issuances have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.

Dedicated Line of Credit Agreement with PNC Bank

On November 16, 2009, the Company and PNC Bank entered into a Letter Agreement, Reimbursement Agreement, Pledge Agreement, and Amendment to Subordination Agreement (collectively, the “Dedicated Line of Credit Agreement”), pursuant to which the Company had received a committed line of credit in the amount of $5,422,405 (the “Line of Credit”), which the Company used to satisfy performance bond and repayment guarantee requirements in a contract with an existing customer. Use of this dedicated line of credit was restricted to funding contract requirements under this specific contract.

As security for the Line of Credit, ETC and Lenfest were each required to provide PNC Bank with the equivalent of $2,711,000 in the form of cash or other financial instruments. To meet this requirement, ETC has deposited cash in this amount in a restricted bank account with PNC Bank. Lenfest has guaranteed the Company’s obligations under the Dedicated Line of Credit Agreement, and has pledged to PNC Bank $2,711,000 in certificated securities. ETC was required by August 19, 2010, to place additional cash funds of $2,711,000 with PNC Bank, at which time the Lenfest guarantee would be terminated and the Lenfest securities would be returned to Lenfest.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

During fiscal 2011, the Company fulfilled its requirement to fund the balance of the security to collateralize the committed line of credit by depositing approximately $2,711,000 in a certificate of deposit. Mr. Lenfest’s security was returned and his guarantee to cover the $5.4 million line was terminated.

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

Long-term obligations at February 25, 2011 and February 26, 2010 consist of the following:

	February 25, 2011	February 26, 2010
	(amounts in thousands)
Note payable to bank	$3,041	$9,600
ETC-PZL project financing	213	486
Automobile loan	-	7
Equipment lease	49	-
Total debt obligations	3,303	10,093
Less current maturities	219	285
Long-term obligations, net of current maturities	$3,084	$9,808

The amounts of future long-term obligations maturing in each of the next five fiscal years are as follows (amounts in thousands):

2011	$219
2012	-
2013 and thereafter	3,084
Total future obligations	$3,303

8.  Leases:

Operating Leases

The Company leases certain premises and office equipment under operating leases, which expire over the next five years. Future minimum rental payments required under non-cancelable operating leases having a remaining term expiring after one fiscal year as of February 25, 2011 are $196,000 in 2012; $44,000 in 2013; $25,000 in 2014; $1,000 in 2015 and thereafter. Total rental expense for all operating leases for the fiscal years ended February 25, 2011 and February 26, 2010 was $265,000 and $256,000, respectively.

 9.  Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards. Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the potential realization of the related deferred tax asset.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

Valuation allowances had been recorded against the entire deferred tax asset as of February 27, 2009 due to an uncertainty of sustaining an appropriate level of profitability in future periods. As of February 25, 2011, the Company has reviewed the components of its deferred tax asset and has determined, based upon all available information, that its current and expected future operating income will more likely than not result in the realization of a portion of its deferred tax assets relating primarily to its net operating loss carryforwards.  As of February 25, 2011, the Company had approximately $30.7 million of federal net loss carry forwards available to offset future income tax liabilities, beginning to expire in 2025. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

As a result of the Company’s analysis, an income tax benefit of $7,665,000 has been recorded in the Consolidated Statement of Income for the fiscal year ended February 25, 2011.

	(in thousands)
	Fiscal Year Ended February 25, 2011	Fiscal Year Ended February 26, 2010
(receivable)/payable
Current:
Federal	$92	$133
State	-	-
Foreign taxes	53	23
	145	156
Deferred:
Federal	(6,480)	(1,598)
State	(1,330)	(377)
Foreign taxes	-	-
	(7,810)	(1,975)
	$(7,665)	$(1,819)

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

Tax/(benefit)	Fiscal year ended February 25, 2011	Fiscal year ended February 26, 2010
Statutory income tax	34.0%	34.0%
State income tax, net of federal tax benefit	0.1	3.8
Research and experimentation and other tax credits	-	(3.1)
Foreign and foreign-source income or loss	(0.1)	.6
Change in valuation allowance	(164.1)	(73.4)
Other, net	18.6	(1.1)
	(111.5)%	(39.2)%

The tax effects of the primary components of the temporary differences are as follows:

	February 25, 2011	February 26, 2010
	(amounts in thousands)
Deferred tax assets:
Net operating loss and credits	$12,533	$15,607
Vacation reserve	91	80
Inventory reserve	479	880
Receivable reserve	149	156
Warranty reserve	101	117
Compensation and other reserves	246	32
Other, net	65	74
	13,664	16,946
Valuation reserve	(678)	(11,963)
Total current deferred tax asset	12,986	4,983
Deferred tax liabilities:
Amortization of capitalized software	363	350
Depreciation/other	2,897	2,716
Total non-current deferred tax liability	3,260	3,066
Net deferred tax asset	$9,726	$1,917

During the fiscal years ended February 25, 2011 and February 26, 2010, the Company did not have any unrecognized tax benefits and accordingly did not recognize interest expense or penalties related to unrecognized tax benefits. The Company or one of its subsidiaries files income tax returns in U.S. federal jurisdiction, various states and foreign jurisdiction. The Company is no longer subject to U.S. federal tax examinations by tax authorities for the fiscal years before 2007. The Company’s majority-owned subsidiary, ETC-PZL, is no longer subject to tax examinations in Poland for tax periods prior to December 31, 2006.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

10. Business Segment Information:

The Company operates in two business segments – Training Services Group (“TSG”) and Control Systems Group (“CSG”). Core technologies include the design, manufacture and sale of training services which includes (1) software driven products and services used to create and monitor the physiological effects of flight; (2) high performance jet tactical flight simulation, and; (3) driving and disaster simulation systems, and control systems which includes: (1) steam and gas sterilization; (2) testing and simulation devices for the automotive industry, and; (3) hyperbaric and hypobaric chambers. Product categories included in TSG are Aircrew Training Systems (ATS) and flight simulators and disaster management systems. CSG includes sterilizers, environmental control devices and hyperbaric chambers along with parts and service support.

The following segment information reflects the accrual basis of accounting.

Fiscal 2011	Training Services Group (TSG)	Control Systems Group (CSG)	Corporate	Company Total
	(amounts in thousands)
Net sales	$36,767	$18,684	$-	$55,451
Interest expense	562	262	-	824
Depreciation and amortization	912	442	-	1,354
Operating income (loss)	7,185	3,989	(2,884)	8,290
Income tax benefit	-	-	(7,665)	(7,665)
Identifiable assets	25,032	8,242	20,777	54,051
Expenditures for segment assets	575	290	-	865

Fiscal 2010
Net sales	$26,035	$16,236	$-	$42,271
Interest expense	1,023	285	-	1,308
Depreciation and amortization	728	581	-	1,309
Operating income (loss)	6,128	1,727	(1,255)	6,600
Income tax benefit	-	-	(1,819)	(1,819)
Identifiable assets	31,177	4,928	15,624	51,729
Expenditures for segment assets	1,206	240	378	1,824

	2011	2010
Reconciliation to consolidated net income:
Operating income	$8,290	$6,600
Interest expense	(824)	(1,308)
Loss on extinguishment of debt	-	(315)
Other, net	(589)	(347)
Income tax benefit	7,665	1,819
Income/ (loss) attributable to the noncontrolling interest	8	(4)
Net income attributable to ETC	$14,534	$6,453

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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

In fiscal 2011, international sales totaling at least $500,000 per country, listed in order of magnitude, were made to customers in South Korea, Saudi Arabia, Malaysia and Japan. In fiscal 2010, international sales totaling a least $500,000 per country were made to customers in Saudi Arabia, South Korea, Malaysia and Turkey. Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

In fiscal 2011, three customers, (two with U.S. defense agencies and one with an international customer), each in the ATS division, represented 10% or more of total sales.  In fiscal 2010, two customers, both in the ATS division, each represented 10% or more of total sales.

Included in the segment information for the fiscal years ended February 25, 2011 and February 26, 2010 are export sales of $19,999,000 and $21,690,000, respectively.  Sales to the U.S. government and its agencies aggregated $23,271,000 and $7,711,000 for the fiscal years ended February 25, 2011 and February 26, 2010, respectively.

11. Stock Options:

A summary of the status of the Company’s Stock Option Plans as of and for the fiscal years ended:

	February 25, 2011		February 26, 2010
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	269,185	$4.53	157,652	$5.90
Granted	-	-	113,000	2.64
Exercised	-	-	-	-
Forfeited	(8,264)	7.29	(1,467)	6.07
Outstanding at end of year	260,921	4.44	269,185	4.53

Options exercisable at year end	185,587		156,185
Weighted average fair value of options granted during the year		$-		$2.64

The following information applies to options outstanding at February 25, 2011:

	Options outstanding		Options exercisable
Fiscal 2011	Number outstanding at February 25, 2011	Weighted average remaining contractual life (years)	Weighted average E\exercise price	Number exercisable at February 25, 2011	Weighted average exercise price
Range of exercise prices:
$2.64	113,000	8.75	$2.64	37,666	$2.64
$5.12	80,000	6.00	5.12	80,000	5.12
$6.07 to $7.24	67,921	5.05	6.73	67,921	6.66

Total	260,921			185,587

The cost for stock option compensation was $98,000 and $33,000 for the years ended February 25, 2011 and February 26, 2010,  respectively. At February 25, 2011, the Company had two stock-based compensation plans.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

Employee, Director and Consultant Stock Plan:

In July 2009, the Company adopted the 2009 Employee, Director and Consultant Stock Plan. This Plan authorizes the Board of Directors (or a committee appointed under the Board) to grant option awards for the purchase of Common Stock or Common Stock awards of up to 1,000,000 shares of Common Stock to employees, officers, directors, consultants and advisors of the Company and its Subsidiaries. The plan allows for the establishment of an exercise price at the time each option is granted. The exercise price shall not be less than the fair market value (or in the case of a ten percent owner, 110%) of a share of the Company’s Common Stock on the date of grant of such option. The plan also allows the Board or its appointed committee to establish the exercise period(s) of any option awards. Granted options have a maximum term of 10 years. This Plan was approved by the shareholders on July 2, 2009. As of February 25, 2011, there were 887,000 shares available to be granted under this Plan. At February 26, 2010, there were 67,921 options outstanding under the 1999 Incentive Stock Option Plan, which expired in August 2008.

Non-employee Director Stock Plan:

In September 2005, the Company adopted a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of Common Stock. The plan provides that option price shall not be less than 100% of the current market price of the stock on the date of the grant. The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee. Granted options have a maximum term of 10 years. The Plan shall remain in effect until terminated by the Board of Directors. At February 25, 2011, there were 520,000 shares available to be granted under this Plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model, though no options were granted in fiscal 2011.  There were no grants in fiscal 2011 and 113,000 grants of stock options in fiscal 2010.

12. Other Related Party Transactions

ETC purchases industrial products from Industrial Instruments Corp. which is owned by Christine and Charles Walter, the daughter and son-in-law of William F. Mitchell, ETC’s President and Chief Executive Officer. During fiscal 2011 and 2010, the Company purchased $492,000 and $626,000, respectively, from Industrial Instruments.  ETC also rents office space to Industrial Instruments at ETC’s corporate headquarters. During fiscal 2011 and 2010, Industrial Instruments paid to ETC rent in the amounts of $7,800 and $5,200, respectively.

ETC purchases travel accommodations from Jet Set, a company that employs Kathleen Mahon, the daughter of Mr. Mitchell. During fiscal 2011 and 2010, ETC purchased travel through Jet Set totaling $293,000 and $317,000, respectively, and Ms. Mahon received approximately $10,000 in fiscal 2011 and $9,000 in fiscal 2010  from her employer in commissions on account of such purchases. Ms. Mahon is also engaged by ETC as a consultant to review expense reports submitted by Company employees. During fiscal 2011 and 2010, Ms. Mahon received $20,000 and $17,000, respectively, in consideration of such services.

ETC also employs William F. Mitchell, Jr., the son of Mr. Mitchell, as its Vice President, Contracts/Purchasing, and David Mitchell, the son of Mr. Mitchell, as its Business Unit Manager for Sterilizers.  In fiscal 2011, Mr. William F. Mitchell, Jr. received $167,000 and Mr. David Mitchell received $179,000 in compensation from ETC.

13. Commitments and Contingencies

Mends International, Ltd.

On May 29, 2008, a Request for Arbitration was filed against the Company with the Secretariat of the International Court of Arbitration by Mends International Ltd. (“Mends”).  Mends’ Request for Arbitration arose out of a February 3, 1999 contract between the Company and Mends wherein Mends purchased aeromedical equipment for sale to the Nigerian Air Force.  Mends asserted a claim for breach of contract and demanded $797,486, plus interest and costs.  On September 16, 2008, Mends filed an Amended Request for Arbitration, adding tort claims for conversion and breach of fiduciary duty and seeking punitive damages. In response, the Company asserted a counterclaim seeking damages for other disputes with Mends that have arisen under the contract that Mends has put at issue in this arbitration.  On July 1, 2010 and October 18, 2010, the International Court of Arbitration issued a Partial Final Award and an Award on Costs which have been fully accrued and did not have a material adverse effect on the Company’s financial condition or results of operation.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued

In September 2010, a second arbitration involving ETC and Mends was heard by the International Court of Arbitration.  In the second arbitration, the Company alleged the breach of a separate contract between the parties and sought monetary damages.  This second arbitration may affect the ultimate payment due in the above-referenced First Arbitration.  The second arbitration award is expected in the coming months, and it is not expected that any award adverse to the Company would have a material effect on the Company’s financial position or results of operations.

Subsequent to February 25, 2011, the Company submitted an initial notification of voluntary disclosure to the Directorate of Defense Trade Controls within the U.S. Department of State (DDTC) concerning the potential export of technical data and defense services to foreign persons.  The services at issue (which constitute less than 0.5% of the Company’s total annual sales) consisted of the provision of low gravitational force training in a human-rated centrifuge.  The human-rated centrifuge is subject to the jurisdiction of DDTC in accordance with the International Traffic in Arms Regulations (ITAR).  The Company filed the initial notification because we determined that the training programs may be subject to the jurisdiction of the ITAR.  In approximately one month, we will provide a full disclosure to DDTC.  At this time it is not possible to determine whether any fines or other penalties will be asserted against the Company or the materiality of any outcome.

Other Matters

Certain other claims, suits, and complaints arising in the ordinary course of business have been filed or are pending against us. We believe, after consultation with legal counsel handling these specific matters, all such matters are reserved for or adequately covered by insurance or, if not so covered, are without merit or are of such kind, or involve such amounts, as would not be expected to have a significant effect on our financial position or results of operations if determined adversely against us.

14. Employee Benefit Plans

The Company maintains a retirement savings 401(k) plan for eligible employees. The Company’s contributes 100% to the plan based on the first 4% of the employees’ qualifying contributions. The Company’s contributions totaled $330,000 and $177,000 in fiscal 2011 and fiscal 2010, respectively.

The Company has an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987. All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase Common Stock through payroll deductions up to 10% of salary. The Company makes a matching contribution of 20% of the employee’s contribution. The Company originally reserved 270,000 shares for issuance under this plan, of which 183,578 shares are still remaining.

15.  Subsequent Events

The Company had one subsequent event, relating to the potential export of technical data and defense services to foreign persons, which is set forth in Section 13 (Commitments and Contingencies).