Form 10-K, Exhibit 13
period 2012-02-24
ENVIRONMENTAL TECTONICS CORP
filed 2012-08-02
CIK 33113

EXHIBIT 13

PORTIONS OF
ENVIRONMENTAL TECTONICS CORPORATION
2012 ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL REVIEW
 (in thousands, except per share information)

	Fiscal year ended
	February 24, 2012	February 25, 2011
Net sales	$66,294	$55,451
Gross profit	23,531	21,790
Operating income	8,137	8,290
Net income attributable to Environmental Tectonics Corporation	4,873	14,534
Per share information:
Basic earnings per common and participating share:
Distributed earnings per share:
Common	$-	$-
Preferred	$0.20	$0.20
Undistributed earnings per share:
Common	$0.13	$0.60
Preferred	$0.13	$0.60

Diluted earnings per share	$0.13	$0.59

Working capital	$27,786	$11,063
Total long-term debt obligations, less current portion	16,716	3,084
Total assets	67,786	50,791
Total shareholders’ equity	30,825	28,129
Weighted average common and participating shares:
Basic	20,209	20,531
Diluted	20,497	20,898

We have never paid any cash dividends on our Common Stock and do not anticipate that any cash dividends will be declared or paid on our Common Stock in the foreseeable future.

Dividends on the Company’s Preferred Stock as declared are accrued according to the terms of the Preferred Stock and paid in cash.  All Preferred Stock dividends accruing through February 24, 2012 were paid in April 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

Discussions of some of the matters contained in this Annual Report to Shareholders may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and, as such, may involve risks and uncertainties.  Some of these discussions are contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  We have based these forward-looking statements on our current expectations and projections about future events or future financial performance, which include implementing our business strategy, developing and introducing new technologies, obtaining, maintaining and expanding market acceptance of the technologies we offer, and competition in our markets.  These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ETC and its subsidiaries that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

These forward-looking statements include statements with respect to the Company’s vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including, but not limited to, (i) projections of revenues, costs of materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, capital structure, other financial items, and the effects of foreign currency fluctuations, (ii) statements of our plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions of customers, suppliers, competitors, or regulatory authorities, (iii) statements of future economic performance, (iv) statements of assumptions and other statements about the Company or its business, (v) statements made about the possible outcomes of litigation involving the Company, (vi) statements regarding the Company’s ability to obtain financing to support its operations and other expenses, and (vii) statements preceded by, followed by, or, that include, terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “predict,” “potential,” “intend,” or “continue,” and similar expressions. These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors.  Some of these risks and uncertainties, in whole or in part, are beyond the Company’s control.  Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed in the Company’s Annual Report on Form 10-K under the caption “Item 1A. Risk Factors.”  Shareholders are urged to review these risks carefully prior to making an investment in the Company’s Common Stock.

The Company cautions that the foregoing list of factors that could affect forward-looking statements by ETC is not exclusive.  Except as required by federal securities law, the Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

References to fiscal 2011 or the 2011 fiscal year are references to the fifty-two week period ended February 25, 2011.  References to fiscal 2012 or the 2012 fiscal year are references to the fifty-two week period ended February 24, 2012.  References to fiscal 2013 or the 2013 fiscal year are references to the fifty-two week period ending February 22, 2013.

When used in this Annual Report to Shareholders, except where the context otherwise requires, the terms “we”, “us”, “our”, “ETC” and the “Company” refer to Environmental Tectonics Corporation and its subsidiaries.

Overview

ETC was incorporated in 1969 in Pennsylvania.  For over forty-three years, we have provided our customers with products, service, and support.  Innovation, continuous technological improvement and enhancement, and product quality are core values that are critical to our success.  We are a significant supplier and innovator in the following product areas: (1) software driven products and services used to create and monitor the physiological effects of flight, including high performance jet tactical flight simulation, upset recovery and spatial disorientation, and both suborbital and orbital commercial human spaceflight; (2) altitude (hypobaric) chambers; (3) the Advanced Disaster Management Simulator (“ADMS”); (4) steam and gas sterilizers; (5) testing and simulation devices for the automotive industry; and (6) hyperbaric (100% oxygen) chambers.

For fiscal 2012, we have changed our reporting segments to Aerospace Solutions (“Aerospace”) and Commercial/Industrial Systems (“CIS”) from Training Services Group (“TSG”) and Control Systems Group (“CSG”).  We believe that this change more closely describes our markets, and aligns our products with how ETC manages its business and approaches these markets.  The most significant change is that our altitude chamber business has moved from CSG into Aerospace because these chambers are primarily used to provide hypoxia training and are marketed along with our other Aerospace products.  What is left in the former CSG is marketed to commercial and industrial customers; thus, a name change for the segment to CIS.  Fiscal 2011 segment financial information has been restated to reflect this change in segments.

As indicated, we operate in two business segments – Aerospace and CIS.

Aerospace encompasses the design, manufacture, and sale of (1) software driven products and services used to create and monitor the physiological effects of flight, including high performance jet tactical flight simulation, upset recovery and spatial disorientation, and both suborbital and orbital commercial human spaceflight; collectively, Aircrew Training Systems (“ATS”), (2) altitude (hypobaric) chambers, and (3) ADMS, as well as integrated logistics support for customers who purchase these products.  These products and services provide customers with an offering of comprehensive solutions for improved readiness and reduced operational costs.

Specific products within Aerospace include:

•	GYROLAB GL-6000 Gryphon Disorientation Research Device;
•	GYROLAB GL-4000;
•	GYROLAB GL-1500;
•	GYRO IPT III Integrated Physiological Trainer;
•	G-LAB;
•	ATFS-400-31 PHOENIX High Performance Human Centrifuge;
•	ATFS-400-25 PHOENIX High Performance Human Centrifuge;
•	FALCON Altitude Chamber;
•	GYROFLIGHT;
•	GAT II Fixed-Wing;
•	GAT II Helo;
•	ZERO-ZERO Ejection Seat Simulator; and
•	ADMS family of products (ADMS-COMMAND, ADMS-CONTROL, etc.).

Specific services within Aerospace include:

•	Pilot selection;
•	Night vision and night vision goggle training;
•	Water survival training;
•	Aeromedical training;
•	Tactical flight training;
•	Basic pilot training;
•	Advanced pilot training;
•	Upset recovery and spatial disorientation training;
•	Suborbital and orbital commercial human spaceflight training;
•	Emergency management simulation training; and
•	Integrated logistics support.

CIS operations encompass the design, manufacture, and sale of core technologies including:

•	Steam and gas (ethylene oxide) sterilizers;
•	Environmental testing and simulation devices for the automotive industry;
•	Hyperbaric (100% oxygen) chambers for one person (monoplace chambers) and multiple persons (multiplace chambers); and
•	Parts and service support.

Net sales, net income, total assets, and other financial information regarding our segments may be found in Note 10 – Business Segment Information of the Notes to the Consolidated Financial Statements.

We presently have two operating subsidiaries.  ETC-PZL, our 95%-owned subsidiary in Warsaw, Poland, manufactures simulators and provides software to support our domestic products.  Environmental Tectonics Corporation (Europe) Limited (“ETC-Europe”), our 99%-owned subsidiary, functions as a sales office in the United Kingdom.

We utilize both employees and independent representatives to market our products and services.  We have branch offices in England, Egypt, Turkey, United Arab Emirates, India, China, Thailand, Malaysia, and Japan.  Internationally, we have relationships with numerous independent sales representatives and distributors.

We sell integrated training services and products.  Some of our products are customized, using our proprietary software based on specifications provided by our customers.  Some of our products take more than one year to manufacture and deliver to the customer.

In the Aerospace segment, we offer integrated aircrew training services to commercial, governmental, and military defense agencies, and training devices to governmental and military defense agencies both in the United States and internationally.  We sell our disaster management simulation training and products to fire and emergency training schools, and state and local governments.

In the CIS segment, we sell our sterilizers to pharmaceutical and medical device manufacturers.  We sell our environmental testing systems primarily to commercial automobile manufacturers and heating, ventilation and air conditioning (HVAC) manufacturers.  We sell our hyperbaric products to hospitals and clinics (primarily “monoplace” chambers) and to the military (primarily “multiplace” chambers).  We also provide upgrade, maintenance, and repair services for our products and for products manufactured by other parties.

Significant Impacts and Transactions during Fiscal 2012

The following items had a material impact on our financial performance, cash flow, and financial position for the fiscal year ended February 24, 2012:

Increased production under U.S. Government contracts

The Base Realignment and Closure Act (“BRAC Act”) passed in 2005 by Congress mandated base closures and consolidations through all the U.S. defense services.  In the past few years, as a direct result of the BRAC Act, we were awarded three major contracts within our ATS business unit.  Our fiscal 2012 opening backlog of firm orders in the amount of $110.6 million included approximately $64.2 million for three contracts awarded under the BRAC Act.  As a result of engineering and production activity on these contracts, sales to the U.S. Government increased by $4.0 million in our Aerospace segment during the current fiscal year versus the prior year.  The Company’s backlog at February 24, 2012 was $74.5 million, of which $39.0 million related to BRAC Act contracts.  Given the current domestic economic conditions and political environment, it should not be assumed that any additional contracts will be awarded to us.

Market recovery in our CIS segment

Our CIS segment products are sold primarily to domestic commercial accounts.  The business units within the CIS segment have experienced an upturn in orders during fiscal 2012.  Sales of our ethylene oxide gas (EtO) sterilizers were strong as our Sterilization Systems business unit received record orders of $11.9 million during fiscal 2012 compared to $8.6 million during fiscal 2011.  Our Environmental Testing and Simulation business unit received $2.4 million in orders for domestic and international automotive testing units during fiscal 2012 compared to $1.8 million during fiscal 2011.  Additionally, sales for our monoplace hyperbaric chamber line increased, reflecting pent up demand for capital expansion in hospitals and wound care centers.

Impact of income taxes

In fiscal 2012, the Company recorded an income tax provision of $2.6 million.  In fiscal 2011, an income tax benefit of $7.7 million was reflected in our Consolidated Statement of Income and Comprehensive Income.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes as well as the valuation of net loss carryforwards.  Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the potential realization of the related deferred tax asset.  Valuation allowances had been recorded against a significant portion of the deferred tax asset in prior periods due to an uncertainty of sustaining an appropriate level of profitability in future periods.  As a result of our increase in booked contracts and our positive operating results, we reduced this reserve by $7.7 million, leaving a balance of $0.7 million, during fiscal 2011.  This amount was further reduced to $0.4 million as of February 24, 2012.

Continued expanded use of our NASTAR Center

Our National Aerospace Training and Research (“NASTAR”) Center is an integrated aircrew training center offering a complete range of aviation training and research support for military jet pilots, civil aviation, and space travel and tourism.  The NASTAR Center houses state of the art equipment including an ATFS-400-25 PHOENIX High Performance Human Centrifuge, a GYROLAB GL-1500 Advanced Spatial Disorientation Trainer, an Altitude (Hypobaric) Chamber, an Ejection Seat Trainer, and a Night Vision and Night Vision Goggle Training System.  These products represent approximately four decades of pioneering development and training solutions for the most rigorous stresses encountered during high performance aircraft flight, including the effects of altitude exposure, high G-force exposure, spatial disorientation, and escape from a disabled aircraft.

During the past two fiscal years, we have been successful in utilizing the NASTAR Center for research, space training, and as a showroom to market our ATFS technology.  We feel that demonstrating tactical flight simulation in our NASTAR Center was instrumental in our ATS business unit’s ability to obtain significant orders.  Going forward, we hope the ATFS technology will gain acceptance as a suitable and cost-effective way to provide tactical fighter training for the U.S. Air Force, the U.S. Navy, and foreign military organizations.

We also hope to expand research aimed at examining the effectiveness of using centrifuge based simulation for upset recovery training (“URT”).  Loss of Control In-flight (“LOC-I”) is a major factor in loss of life and hull damage in aircraft accidents.  Modern day commercial aviation currently has no requirement for training of pilots to deal with these situations, commonly referred to as “upsets.”  Realistic training for responding to and recovering from upsets, or URT, requires more than a non-centrifuged based simulator because non-centrifuge based simulators do not reproduce the physiological stresses and disorientation that a pilot experiences during an actual upset.  We believe our GYROLAB simulator series is an answer to providing pilots with the dynamic environment necessary for effective training.  ETC’s GYROLAB GL-4000 has been used in numerous research studies, including in conjunction with studies by the Federal Aviation Administration (FAA) and the National Aeronautics and Space Administration (NASA).  These studies are focused on comparing the benefits of various types of URT.  The Company anticipates that this simulator will have significant application in the training of commercial airline pilots.

Increased selling and marketing expenses

Our selling and marketing expenses increased 18.4% in fiscal 2012 versus fiscal 2011, reflecting additional sales employees.  Although the volume of U.S. Government work, as well as sales to domestic and international customers have increased significantly, we are cautious in our ability to maintain market share and a presence in our various industries.

Continued investments to enhance and market worldwide our ATFS and other technologies

During the past two fiscal years, we have spent $3.0 million (including $2.1 million in fiscal 2012) in capital improvements and software development.  This is in addition to several full time employees and consultants whose main responsibilities are to support the ATFS initiative.  Most of this spending has been related to enhancement and promotion of our ATS products and related training, and includes both engineering costs to improve the technical abilities of our ATFS line of products and consulting arrangements to assist in the validation effort associated with URT.  Going forward, we expect to continue to invest in new capabilities of our ATFS line of products.

Cash impact of the payment of Preferred Stock dividends and repurchase of Preferred Stock

The Preferred Stock held by Mr. Lenfest carries a 10% coupon.  Total Preferred Stock dividends paid in fiscal 2012 and fiscal 2011 approximated $2.2 million and $2.3 million, respectively.  All Preferred Stock dividends accruing through February 24, 2012 were paid in April 2012.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of financial statements requires the use of judgments and estimates.  Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates, and how they can impact our financial statements.  A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments, and is fundamental to our results of operations.  We identified our most critical accounting estimates (not in any specific order) to be:

•	estimating budget costs for large, multi-year contracts that involve significant engineering and software development;
•	percentage-of-completion accounting for long-term, construction-type contracts;
•	legal reserves and contingencies;
•	valuations of long-lived assets, including equipment housed within our NASTAR Center and intangible assets such as capitalized software;
•	forecasting our effective income tax rate, including our future ability to value and utilize tax credits and to realize the deferred tax assets, and providing for uncertain tax positions; and
•	inventory valuation and reserves.

We base our estimates on historical experience, and on various other assumptions we believe to be reasonable according to the current facts and circumstances; the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies.  This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Revenue Recognition

We recognize revenue, which is recorded net of any applicable sales tax, using three methods:

On long-term contracts, with a contract value over $250,000 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred from inception to date as a percentage of estimated total costs required to fulfill the contract.  This percentage is then multiplied by the total estimated contract value to determine the cumulative amount of revenue to be recognized, from which previously recognized revenue would be subtracted to determine revenue to be recognized in any given accounting period.  Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset on the balance sheet under the caption “Costs and estimated earnings in excess of billings on uncompleted long-term contracts”.  Amounts billed to customers (i.e. milestone payments) in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability on the balance sheet under the caption “Billings in excess of costs and estimated earnings on uncompleted long-term contracts”.  At any time during performance if it is estimated that a contract at completion will result in a loss, the entire amount of the estimated loss is accrued.  The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts that require us to revise our cost and profit estimates.  Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones.  Costs related to post shipment obligations, including field installation, warranty, and any additional contracted items are included in the estimated total costs required to fulfill the contract.  Contracts may provide for customer retainage of a portion of amounts billed until contract completion.  Retainage is generally due within one year of completion of the contract.  Revenue recognition under the percentage of completion method involves significant estimates, both at inception and throughout the performance period.  Some of our long-term contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a claim under these provisions.  Management uses its best judgment to estimate not only the cost to perform the work, but also the price we will eventually be paid on such contracts.

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

In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, for amounts in excess of contract value, is appropriate if it is probable that the claim will result in an increase in the contract value and if the Company can reliably estimate the amount of potential additional contract revenue (claim revenue); however, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim.  Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.  The Company had no claim receivables at either February 24, 2012 or February 25, 2011.

Inventory

We periodically evaluate our inventory, which affects gross margin, to ensure that it is carried at the lower of cost or net realizable value.  Cost includes appropriate overhead.  Overhead allocated to inventory cost includes only costs directly related to our manufacturing activities.  These include general supervision, utilities, supplies, etc., and depreciation and software amortization expense.  Where necessary, provision is made for obsolete, slow-moving, or damaged inventory.  This provision represents the difference between the cost of the inventory and its estimated market value, based on the future demand of our products.  To the extent that future events affect the salability of inventory, these provisions could vary significantly.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes, as well as the valuation of net loss carry forwards.  Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the reliability of the related deferred tax asset.

Results of Operations

We have historically experienced significant variability in our quarterly revenue, earnings, and other operating results, and our performance may fluctuate significantly in the future.

Fiscal 2012 versus Fiscal 2011

	Summary Table of Results (in thousands, except per share information)
	Fiscal year ended
	February 24, 2012	February 25, 2011	Variance $	Variance %
Net sales:
Domestic sales	$16,635	$12,181	$4,454	36.6
U.S. Government sales	27,181	23,271	3,910	16.8
International sales	22,478	19,999	2,479	12.4
Net sales total	66,294	55,451	10,843	19.6

Gross profit	23,531	21,790	1,741	8.0

Selling and marketing expenses	5,481	4,630	851	18.4
General and administrative expenses	8,513	7,208	1,305	18.1
Research and development expenses	1,400	1,662	(262)	(15.8)
Operating income	8,137	8,290	(153)	(1.8)
Interest expense, net	734	824	(90)	(10.9)
Other (income) expense, net	(85)	589	(674)	(114.4)
Income before income taxes	7,488	6,877	611	8.9
Income tax provision (benefit)	2,620	(7,665)	10,285	(134.2)
Net income	4,868	14,542	(9,674)	(66.5)
Expense (income) attributable to non-controlling interest	5	(8)	13	(162.5)
Net income attributable to ETC	$4,873	$14,534	$(9,661)	(66.5)

Per share information:
Basic earnings per common and participating share:
Distributed earnings per share:
Common	$-	$-	$-
Preferred	$0.20	$0.20	$-
Undistributed earnings per share:
Common	$0.13	$0.60	$(0.47)
Preferred	$0.13	$0.60	$(0.47)

Diluted earnings per share	$0.13	$0.59	$(0.46)

Net income attributable to ETC

Net income attributable to ETC was $4.9 million, or $0.13 per diluted share, in fiscal 2012 versus $14.5 million, or $0.59 per diluted share, in fiscal 2011; a decrease in net income of $9.6 million, or 66.5%.  Operating income in fiscal 2012 was $8.1 million versus $8.3 million in fiscal 2011, a decrease of $0.2 million, or 1.8%.  The major factors contributing to the unfavorable performance in operating income were an 18.4% increase in selling and marketing expenses and an 18.1% increase in general administrative expenses, offset in part, by a 19.6% increase in sales, which resulted in a corresponding increase in gross profit of 7.9%.

Net income attributable to ETC was also affected by a provision for income taxes of $2.6 million in fiscal 2012, compared to a benefit from a credit for income taxes of $7.7 million in fiscal 2011, reflecting reductions in the Company’s deferred tax asset reserve related to the expected realization of its federal net operating loss carryforwards.

Net sales

The following schedule presents the Company’s net sales (in thousands) by segment, business unit, and geographic area:

	Fiscal year ended
	February 24, 2012				February 25, 2011
	Domestic	U.S. Gov’t	International	Total	Domestic	U.S. Gov’t	International	Total
Aerospace Solutions
ATS	$592	$17,805	$13,894	$32,291	$224	$19,912	$13,682	$33,818
Chambers	-	9,376	1,633	11,009	-	3,359	3,628	6,987
Simulation	2,032	-	1,184	3,216	953	-	961	1,914
ETC-PZL and other	199	-	2,186	2,385	311	-	724	1,035
Subtotal	2,823	27,181	18,897	48,901	1,488	23,271	18,995	43,754

Commercial/Industrial Systems
Sterilizers	6,996	-	57	7,053	7,010	-	-	7,010
Environmental	1,740	-	646	2,386	649	-	-	649
Hyperbaric	2,487	-	2,744	5,231	1,094	-	797	1,891
Service and spares	2,589	-	134	2,723	1,940	-	207	2,147
Subtotal	13,812	-	3,581	17,393	10,693	-	1,004	11,697
Net sales total	$16,635	$27,181	$22,478	$66,294	$12,181	$23,271	$19,999	$55,451

Net sales for fiscal 2012 were $66.3 million, an increase of $10.8 million, or 19.6%, over fiscal 2011.  The increase reflects increased sales to Domestic customers, to the U.S. Government, and to International customers.

In fiscal 2012, two customers (one U.S. defense agency and one international customer), each in the Aerospace segment, represented 10% or more of total sales.  In fiscal 2011, two customers, each in the Aerospace segment, each represented 10% or more of total sales.  Within the Company’s February 24, 2012 sales backlog of $74.5 million for work to be performed and revenue to be recognized under written agreements after such date, two contracts (one with a U.S. defense agency and one with an international customer), each representing at least 10% of the total backlog, together constituted $47.2 million or 63.4% of the total sales backlog.  ATS backlog totaled $50.3 million, or 67.5% of the total backlog, while sterilizer products represented $9.6 million, or 12.9% of the total backlog.  ETC-PZL backlog totaled $8.6 million, or 11.5% of the total backlog as of February 24, 2012.

We have historically experienced significant variability in our sales performance.  This reflects the existing sales backlog, product mix, nature of contracts (size and performance time), manufacturing cycle, installation time, customer acceptance, and certain factors not in our control such as customer delays and the time required to obtain U.S. Government export approvals.  A small number of contract sales may account for a substantial percentage of our revenue in any period.

Domestic sales

Domestic sales in fiscal 2012 were $16.6 million, an increase of $4.5 million, or 36.6%, over fiscal 2011, and represented 25.1% of net sales, compared to 22.0% in fiscal 2011.  The increase in Domestic sales is primarily a result of a $1.4 million, or 127.3%, increase in the sale of hyperbaric chambers, which reflects a rebound in capital spending, a $1.1 million, or 168.1%, increase in the sale of environmental products as global automobile manufacturing rebounds, and a $1.0 million, or 113.2%, increase in the sale of simulation products, as well as smaller increases in other categories.

U.S. Government sales

U.S. Government sales in fiscal 2012 were $27.2 million, an increase of $3.9 million, or 16.8%, over fiscal 2011, which reflect sales related to a suite of altitude chambers.  U.S. Government sales represented 41.0% of total sales in fiscal 2012 compared with 41.9% in fiscal 2011.  Given the existing progress made on U.S. Government sales contracts in the Company’s backlog, the Company anticipates the concentration of sales with the U.S. Government will begin to lessen in fiscal 2013.

International sales

International sales in fiscal 2012, including those of the Company’s foreign subsidiaries, were $22.5 million, an increase of $2.5 million, or 12.4%, over fiscal 2011, due primarily to a $1.9 million, or 244.3%, increase in the sale of hyperbaric equipment, and a $1.5 million increase in sales of ETC-PZL.  Increases were also experienced in the international sale of environmental equipment and simulation systems, offset, in part, by a reduction in sales of altitude chambers.  In aggregate, International sales represented 33.9% of the Company’s net sales, down from 36.1% in fiscal 2011.  International sales totaling at least $500,000 per country, listed in order of magnitude, were made to customers in South Korea, Saudi Arabia, Japan, Spain, Poland, Malaysia, Kazakhstan, and China.  Fluctuations in sales to international countries from year to year primarily reflect percentage of completion revenue recognition on the level and stage of development and production on multi-year long-term contracts.

Segment sales

Aerospace segment sales were $48.9 million in fiscal 2012, an increase of $5.1 million, or 11.8%, over sales of $43.8 million in fiscal 2011.  Sales of these products accounted for 73.8% of our sales versus 78.9% in fiscal 2011.  Sales in our CIS segment increased $5.7 million, or 48.7%, and constituted 26.2% of our net sales compared to 21.1% in fiscal 2011.

Given the Company’s backlog at February 24, 2012, it is anticipated that our Aerospace segment will remain stable, and with some level of rebounding in capital projects in the economy, sales of our sterilizers, environmental testing and simulation systems, and hyperbaric chambers within our CIS segment are expected to remain strong.  Given the product mix in the Company’s opening backlog, we would expect much of the Company’s financial performance in fiscal 2013 to be generated by the Aerospace segment.

Gross profit

Gross profit for fiscal 2012 increased by $1.7 million, or 8.0%, over fiscal 2011.  This improvement reflects the increase in sales and resulting gross profit.  Gross profit margin as a percent of net sales dropped to 35.5% in fiscal 2012 from 39.3% in fiscal 2011 due primarily to costs related to a U.S. government contract and to product mix.

Selling and marketing expenses

Selling and marketing expenses for fiscal 2012 of $5.5 million increased by $0.9 million, or 18.4%, over fiscal 2011, due primarily to the employment of additional sales people and their related travel expenses.  As a percentage of net sales, selling and marketing expenses were 8.3% in both fiscal 2012 and fiscal 2011.

General and administrative expenses

General and administrative expenses for fiscal 2012 of $8.5 million increased by $1.3 million, or 18.1%, over fiscal 2011.  The increase is primarily the result of an increase in salaries, European operations, consulting expenses, and expenses relating to the independent internal investigation by the Audit Committee of our Board of Directors.  As a percentage of net sales, general and administrative expenses decreased to 12.8% in fiscal 2012 compared to 13.0% in fiscal 2011.

Research and development expenses

Research and development expenses include spending for potential new products and technologies, and internationally, work performed under government grant programs.  This spending, net of grant payments from the Polish and Turkish governments, totaled $1.4 million for fiscal 2012 compared to $1.7 million in fiscal 2011, a decrease of $0.3 million, or 15.8%.  The decrease was a result of more research and development employees being assigned to specific contracts; thus, expenses related to these employees were included in cost of sales in fiscal 2012.  Most of the Company’s research efforts, which were and continue to be a significant cost of its business, are included in cost of sales for applied research for specific contracts, as well as research for feasibility and technology updates.  As a percentage of sales, research and development expenses were 2.1% in fiscal 2012, compared to 3.0% in fiscal 2011.

Operating income

Operating income decreased $0.2 million, or 1.8%, to $8.1 million for fiscal 2012 compared to $8.3 million in fiscal 2011.  The higher level of gross profit from increased net sales was more than offset by an 18.4% increase in selling and marketing expenses and an 18.1% increase in general administrative expenses.

On a segment basis, Aerospace had operating income of $7.2 million for fiscal 2012, a $1.8 million, or 20.4%, reduction from operating income of $9.0 million in fiscal 2011.  CIS had operating income of $4.1 million for fiscal 2012, an increase of $1.9 million, or 90.0%, over fiscal 2011.  These segment operating results were offset, in part, by unallocated corporate expenses.

Given the positive operating performance in fiscal 2012, the level and mix of the Company’s backlog at February 24, 2012, open proposals and proposals under preparation, which include quotations for some significant potential international contract awards, and the Company’s continuing positive feedback from potential customers for its ATFS technology, it is anticipated that the Company will produce income from operations in fiscal 2013.

Interest expense, net

Interest expense, net for fiscal 2012 was $0.7 million compared to $0.8 million in fiscal 2011, a decrease of $0.1 million, or 10.9%.  The decline primarily reflects lower borrowing at ETC-PZL, which was partially offset by increased interest on higher borrowing domestically.

Other (income) expense, net

Other income, net for fiscal 2012 was $0.1 million compared to other expense, net of $0.6 million in fiscal 2011, a decrease of $0.7 million.  Other (income) expense, net consists primarily of bank and letter of credit fees, as well as foreign currency exchange gains and losses.

Income taxes

As of February 24, 2012, the Company reviewed the components of its deferred tax assets and determined, based upon all available information, that its current and expected future operating income will more likely than not result in the realization of its deferred tax assets relating to its federal net operating loss carryforwards.  The Company has a net deferred tax asset related primarily to its federal net operating loss carryforwards of $8.4 million.  Income tax provisions of $2.6 million were recorded in fiscal 2012.  This follows a $7.7 million benefit recorded in fiscal 2011, which significantly reduced the valuation allowance against the Company’s deferred tax asset.  Due to the utilization of federal net operating loss carry forwards available, and valuation allowances on the deferred tax asset in the 2011 first three quarters, the Company did not record an income tax provision on income in the 2011 first three quarters.

As of February 24, 2012, the Company had approximately $23.2 million of federal net loss carry forwards available to offset future income tax liabilities, which begin to expire in 2025.  In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Liquidity and Capital Resources

As a result of an elevated level of production to satisfy the requirements of long-term contracts in the Company’s backlog of $110.6 million entering fiscal 2012, the Company borrowed under its line of credit to fund operating activities during fiscal 2012.  As of February 24, 2012, the Company’s availability under the PNC Credit Agreement was $2.5 million.  This reflected cash borrowing under the PNC Credit Agreement of $16.7 million and outstanding letters of credit of approximately $0.8 million.  Working capital was $27.8 million and $11.1 million at February 24, 2012 and February 25, 2011, respectively.  The increase in working capital was primarily the result of the Company borrowing against its long-term line of credit to finance increasing costs in excess of billings on uncompleted long-term contracts, which will reduce upon the achievement of certain milestones.

On April 24, 2009, we entered into a transaction with H. F. Lenfest, a member of our Board of Directors and a significant shareholder, that provided for, among other things, the following: (i)  the exchange of a Subordinated Note held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of Preferred Stock, Series E Preferred Stock, of the Company; and (ii) an increase of the existing $15.0 million revolving line of credit with PNC Bank to $20.0 million. Having adequate cash from operations and additional availability under credit lines allowed us to effectively and efficiently execute on our contracts.  Additionally, we expect to be adequately cash funded throughout fiscal 2013.

Cash flows from operating activities

Cash provided by operations is driven by income from the sale of our products, which depends on the timing of receipts, offset in part by payments in the ordinary course of business.

During fiscal 2012, as a result of elevated production levels, the Company utilized $6.6 million of cash in operating activities compared to cash provided by operating activities of $13.5 million in fiscal 2011.  Cash was used primarily for the increase in costs and estimated earnings in excess of billings on uncompleted long-term POC contracts.  Under POC revenue recognition, this account represents the timing differences of spending on production activities versus collecting on long-term contracts.  Increased accounts receivable and decreased billing in excess of costs and estimated earnings on uncompleted long-term contracts also utilized cash during the period.

Cash flows from investing activities

Cash used for investing activities primarily relates to funds used for capital expenditures in property and equipment and software development.  The Company’s investing activities used $2.1 million during fiscal 2012 and consisted primarily of costs for the acquisition of computer equipment and the manufacturing of demonstration simulators for our NASTAR Center, coupled with software enhancements for our ATFS technology and hyperbaric products.  This is an increase over cash used in investing activities of $0.9 million in fiscal 2011.

Cash flows from financing activities

The Company’s financing activities provided $10.9 million of cash during fiscal 2012 as compared to $13.6 million used in fiscal 2011.  Cash provided by financing activities in fiscal 2012 primarily reflected the borrowings under the Company’s PNC Bank line of credit to fund the higher level of activity that was offset, in part, by the payment of Preferred Stock dividends.

Outlook

We expect to use our cash, cash equivalents, and credit facilities for working capital and general corporate purposes, products, product rights, technologies, property, plant and equipment, the payment of contractual and other legal obligations, including scheduled interest payments on credit facilities and dividends on Preferred Stock, the potential acquisition of businesses, and/or the purchase, redemption, or retirement of our credit facilities and Preferred Stock.  We expect that net sales of our currently marketed products, combined with availability under our lines of credit, should continue to provide us sufficient funds for fiscal 2013.  At this time, however, we cannot accurately predict the effect of certain developments on our anticipated results in fiscal 2014 and beyond because of factors such as the degree of market acceptance, the impact of competition, the effectiveness of our sales and marketing efforts, and the outcome of our efforts to develop our products.

Through the current term of the PNC Bank line of credit we expect to maintain, per our bank covenant requirement, a minimum aggregate EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $4.0 million (calculated as the total of the fiscal quarter then ending and the three immediately preceding fiscal quarters).

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the fiscal years ended February 24, 2012 or February 25, 2011 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to our investors.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.  Among the new provisions in ASU 2011-05 was a requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements); accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date.

The Company adopted this guidance during the thirteen-week period ended February 24, 2012, and chose to present other comprehensive income within the accompanying Consolidated Statements of Income and Comprehensive Income.  The effect of this amended guidance, which is not deemed to be material, has been retrospectively applied to all periods presented.

Report of Independent Registered Public Accounting Firm – McGladrey LLP

Board of Directors and Shareholders
Environmental Tectonics Corporation

We have audited the accompanying consolidated balance sheet of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 24, 2012 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended February 24, 2012.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 24, 2012, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Blue Bell, Pennsylvania
August 2, 2012

Report of Independent Registered Public Accounting Firm – Friedman LLP

Board of Directors and Shareholders
Environmental Tectonics Corporation

We have audited the accompanying consolidated balance sheet of Environmental Tectonics Corporation and Subsidiaries (the “Company”) as of February 25, 2011 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the fifty-two week period ended February 25, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Environmental Tectonics Corporation and Subsidiaries as of February 25, 2011, and the consolidated results of their operations and their cash flows for the fifty-two weeks ended February 25, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statement for the year ended February 25, 2011.

/s/ Friedman LLP
East Hanover, New Jersey
May 26, 2011, except for Note 1, as to which the date is August 2, 2012

Environmental Tectonics Corporation
Consolidated Balance Sheets
(in thousands, except share information)

	February 24, 2012	February 25, 2011
ASSETS
Current assets:
Cash and cash equivalents	$3,425	$1,423
Restricted cash	6,000	5,607
Accounts receivable, net	10,695	4,727
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	18,766	10,371
Inventories, net	4,145	4,015
Deferred tax assets, current	4,170	3,807
Prepaid expenses and other current assets	830	691
Total current assets	48,031	30,641

Property, plant, and equipment, net	14,860	13,359
Capitalized software development costs, net	666	802
Deferred tax assets, non-current, net	4,190	5,919
Other assets	39	70
Total assets	$67,786	$50,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt obligations	$8	$219
Accounts payable, trade	5,639	4,308
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	6,519	7,534
Customer deposits	3,425	3,907
Accrued income taxes	148	28
Accrued interest and dividends	941	725
Other accrued liabilities	3,565	2,857
Total current liabilities	20,245	19,578

Long-term debt obligations, less current portion:
Credit facility payable to bank	16,716	3,041
Other long-term debt obligations	-	43
Total long-term debt obligations, less current portion	16,716	3,084

Total liabilities	36,961	22,662

Commitments and contingencies

Shareholders’ equity:
Cumulative convertible participating Preferred Stock, Series D, $0.05 par value, 11,000 shares authorized; 386 shares outstanding at February 24, 2012 and February 25, 2011	386	386
Cumulative convertible participating Preferred Stock, Series E, $0.05 par value, 25,000 shares authorized; 21,741 shares outstanding at February 24, 2012 and February 25, 2011	21,741	21,741
Common Stock, $0.05 par value, 50,000,000 shares authorized; 9,134,403 and 9,104,601 shares issued and outstanding at February 24, 2012 and February 25, 2011, respectively	456	455
Additional paid-in capital	9,892	11,932
Accumulated other comprehensive loss	(505)	(372)
Accumulated deficit	(1,186)	(6,059)
Total shareholders’ equity before non-controlling interest	30,784	28,083
Non-controlling interest	41	46
Total shareholders’ equity	30,825	28,129
Total liabilities and shareholders’ equity	$67,786	$50,791

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Income and Comprehensive Income
(in thousands, except per share information)

	Fiscal year ended
	February 24, 2012	February 25, 2011
Net sales	$66,294	$55,451
Cost of goods sold	42,763	33,661
Gross profit	23,531	21,790

Operating expenses:
Selling and marketing	5,481	4,630
General and administrative	8,513	7,208
Research and development	1,400	1,662
	15,394	13,500

Operating income	8,137	8,290

Other expenses:
Interest expense, net	734	824
Other (income) expense, net	(85)	589
	649	1,413

Income before income taxes	7,488	6,877
Income tax provision (benefit)	2,620	(7,665)

Net income	4,868	14,542
Expense (income) attributable to non-controlling interest	5	(8)

Net income attributable to Environmental Tectonics Corporation	$4,873	$14,534

Foreign currency translation adjustment	(133)	59

Comprehensive income	$4,740	$14,593

Preferred Stock dividend	(2,208)	(2,278)

Income attributable to common and participating shareholders	$2,665	$12,256

Per share information:
Basic earnings per common and participating share:
Distributed earnings per share:
Common	$-	$-
Preferred	$0.20	$0.20

Undistributed earnings per share:
Common	$0.13	$0.60
Preferred	$0.13	$0.60

Diluted earnings per share	$0.13	$0.59

Basic weighted average common and participating shares:
Common weighted average number of shares	9,114	9,091
Participating preferred shares	11,095	11,440
Total basic weighted average common and participating shares	20,209	20,531
Diluted weighted average shares:
Basic weighted average common and participating shares	20,209	20,531
Dilutive effect of stock warrants and options	288	367
Total diluted weighted average shares	20,497	20,898

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statement of Changes in Shareholders’ Equity
For the fiscal years ended February 24, 2012 and February 25, 2011
(in thousands, except share information)

					Accumulated
		Common Stock			Other		Total
				Additional	Comprehensive	Accumulated	Shareholders'
	Preferred Stock	Shares	Amount	Paid-in Capital	Loss	Deficit	Equity

Balance, February 26, 2010	$23,896	9,083,573	$454	$14,050	$(431)	$(20,593)	$17,414
Less: Prior year non-controlling interest	-	-	-	-	-	-	(38)
Net income attributable to Environmental Tectonics Corporation	-	-	-	-	-	14,534	14,534
Foreign currency translation adjustment	-	-	-	-	59	-	59
Issuance of Series D Preferred Stock	231	-	-	-	-	-	231
Preferred Stock dividends	-	-	-	(2,278)	-	-	(2,278)
Stock compensation expense	-	-	-	98	-	-	98
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	-	21,028	1	62	-	-	63
Repurchase of Series E Preferred Stock	(2,000)	-	-	-	-	-	(2,000)
Balance before non-controlling interest, February 25, 2011	22,127	9,104,601	455	11,932	(372)	(6,059)	28,083
Non-controlling interest	-	-	-	-	-	-	46

Balance, February 25, 2011	22,127	9,104,601	455	11,932	(372)	(6,059)	28,129
Less: Prior year non-controlling interest	-	-	-	-	-	-	(46)
Net income attributable to Environmental Tectonics Corporation	-	-	-	-	-	4,873	4,873
Foreign currency translation adjustment	-	-	-	-	(133)	-	(133)
Preferred Stock dividends	-	-	-	(2,208)	-	-	(2,208)
Stock compensation expense	-	-	-	101	-	-	101
Issuance of stock under employee stock purchase plan and Board of Director’s compensation	-	29,802	1	67	-	-	68
Balance before non-controlling interest, February 24, 2012	22,127	9,134,403	456	9,892	(505)	(1,186)	30,784
Non-controlling interest	-	-	-	-	-	-	41

Balance, February 24, 2012	$22,127	9,134,403	456	9,892	(505)	(1,186)	30,825

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended
	February 24,	February 25,
	2012	2011
Cash flows from operating activities:
Net income	$4,868	$14,542
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,760	1,354
Deferred tax assets	1,638	-
Decrease in valuation allowance for deferred tax assets	(272)	(5,532)
Decrease in allowances for accounts receivable and inventories, net	(126)	(1,078)
Accretion of debt discount	156	220
Stock compensation expense	101	98
Changes in operating assets and liabilities:
Accounts receivable	(5,969)	12,646
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	(8,395)	(6,795)
Inventories	(983)	2,160
Prepaid expenses and other assets	(265)	(2,367)
Accounts payable, trade	1,332	2,525
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(1,015)	(6,410)
Customer deposits	(482)	2,108
Accrued income taxes	120	-
Accrued interest and dividends	216	-
Other accrued liabilities	707	(8)
Net cash (used in) provided by operating activities	(6,609)	13,463

Cash flows from investing activities:
Acquisition of property, plant, and equipment	(1,914)	(451)
Capitalized software development costs	(230)	(414)
Net cash used in investing activities	(2,144)	(865)

Cash flows from financing activities:
Borrowings (repayments) under line of credit	13,675	(6,767)
Payment of Preferred Stock dividends	(2,208)	(2,278)
Increase in restricted cash	(393)	(2,856)
Payments of other debt obligations	(254)	(35)
Issuance of Common Stock	68	63
Repurchase of Preferred Stock, Series E	-	(2,000)
Issuance of Preferred Stock, Series D	-	231
Net cash provided by (used in) financing activities	10,888	(13,642)

Effect of exchange rate changes on cash	(133)	59
Net increase (decrease) in cash	2,002	(985)
Cash at beginning of period	1,423	2,408
Cash at end of period	$3,425	$1,423

Supplemental schedule of cash flow information:
Interest paid	$427	$376
Income taxes paid	$737	$256

Supplemental information on non-cash operating and investing activities:
Accrued dividends on Preferred Stock	$552	$569

The accompanying notes are an integral part of the consolidated financial statements.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements
(Dollars in thousands, except per share information)

Description of Business

ETC was incorporated in 1969 in Pennsylvania.  For over forty-three years, we have provided our customers with products, service, and support.  Innovation, continuous technological improvement and enhancement, and product quality are core values that are critical to our success.  We are a significant supplier and innovator in the following product areas: (1) software driven products and services used to create and monitor the physiological effects of flight, including high performance jet tactical flight simulation, upset recovery and spatial disorientation, and both suborbital and orbital commercial human spaceflight; (2) altitude (hypobaric) chambers; (3) the Advanced Disaster Management Simulator (“ADMS”); (4) steam and gas sterilizers; (5) testing and simulation devices for the automotive industry; and (6) hyperbaric (100% oxygen) chambers.

For fiscal 2012, we have changed our reporting segments to Aerospace Solutions (“Aerospace”) and Commercial/Industrial Systems (“CIS”) from Training Services Group (“TSG”) and Control Systems Group (“CSG”).  We believe that this change more closely describes our markets, and aligns our products with how ETC manages its business and approaches these markets.  The most significant change is that our altitude chamber business has moved from CSG into Aerospace because these chambers are primarily used to provide hypoxia training and are marketed along with our other Aerospace products.  What is left in the former CSG is marketed to commercial and industrial customers; thus, a name change for the segment to CIS.  Fiscal 2011 segment financial information has been restated to reflect this change in segments.

As indicated, we operate in two business segments – Aerospace and CIS.

Aerospace encompasses the design, manufacture, and sale of (1) software driven products and services used to create and monitor the physiological effects of flight, including high performance jet tactical flight simulation, upset recovery and spatial disorientation, and both suborbital and orbital commercial human spaceflight, (2) altitude (hypobaric) chambers; and (3) ADMS, as well as integrated logistics support for customers who purchase these products.  These products and services provide customers with an offering of comprehensive solutions for improved readiness and reduced operational costs.

Specific products within Aerospace include:

•	GYROLAB GL-6000 Gryphon Disorientation Research Device;
•	GYROLAB GL-4000;
•	GYROLAB GL-1500;
•	GYRO IPT III Integrated Physiological Trainer;
•	G-LAB;
•	ATFS-400-31 PHOENIX High Performance Human Centrifuge;
•	ATFS-400-25 PHOENIX High Performance Human Centrifuge;
•	FALCON Altitude Chamber;
•	GYROFLIGHT;
•	GAT II Fixed-Wing;
•	GAT II Helo;
•	ZERO-ZERO Ejection Seat Simulator; and
•	ADMS family of products (ADMS-COMMAND, ADMS-CONTROL, etc.).

Specific services within Aerospace include:

•	Pilot selection;
•	Night vision and night vision goggle training;
•	Water survival training;
•	Aeromedical training;
•	Tactical flight training;
•	Basic pilot training;
•	Advanced pilot training;
•	Upset recovery and spatial disorientation training;
•	Suborbital and orbital commercial human spaceflight training;
•	Emergency management simulation training; and
•	Integrated logistics support.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

CIS operations encompass the design, manufacture, and sale of core technologies including:

•	Steam and gas (ethylene oxide) sterilizers;
•	Environmental testing and simulation devices for the automotive industry;
•	Hyperbaric (100% oxygen) chambers for one person (monoplace chambers) and multiple persons (multiplace chambers); and
•	Parts and service support.

Net sales, net income, total assets, and other financial information regarding our segments may be found in Note 10 – Business Segment Information.

The Company’s fiscal year is the 52- or 53-week annual accounting period ending the last Friday in February.  Both fiscal 2012 and fiscal 2011 are 52-week periods.  Certain amounts from prior consolidated financial statements have been reclassified to conform to the presentation in fiscal 2012.

Sales Backlog

Below is a breakdown of the Company’s February 24, 2012 sales backlog (amounts in thousands, except percentages):

	Business segment
Geographic area	Aerospace	CIS	Total	%
Domestic	$389	$12,102	$12,491	16.8%
U.S. Government	39,501	-	39,501	53.0
International	21,354	1,167	22,521	30.2
Total	$61,244	$13,269	$74,513	100.0%
% of Total	82.2%	17.8%	100.0%

Our sales backlog at February 24, 2012, for work to be performed and revenue to be recognized under written agreements after such dates was $74,513.  Of the February 24, 2012 sales backlog, two product lines (ATS and sterilizers) represented at least 10% of the total backlog (ATS backlog was $50,270, or 67.5%, of the total backlog; sterilizers backlog was $9,595, or 12.9%, of the total backlog).  ETC-PZL backlog totaled $8,570, or 11.5% of the total backlog as of February 24, 2012.  Of the February 24, 2012 sales backlog, $9,747 represents one international contract for multiple Aerospace products.  Approximately 98.2% of the U.S. Government backlog relates to three contracts.

1.	Restatement of Previously Filed Financial Statement

This Annual Report to Shareholders includes a restatement of earnings per share for the fiscal year ended February 25, 2011 to correct errors relating to the calculation and presentation of the Company's earnings per share in accordance with accounting principles generally accepted in the United States of America; specifically, the Company incorrectly reflected the undistributed earnings per share for common and preferred shareholders as being additive, when in fact they should be equal (See Note 2 — Summary of Significant Accounting Policies, Earning per Share).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of ETC, our 95%-owned subsidiary, ETC-PZL Aerospace Industries SP. Z 0.0, (“ETC-PZL”), and our 99%-owned subsidiary, Environmental Tectonics Corporation (Europe) Limited (“ETC Europe”).  “ETC SH” refers to the Company’s corporate headquarters and main production plant located in Southampton, Pennsylvania, USA.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates are made for revenue recognition under the percentage of completion method, claims receivable, inventories, and income taxes.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, and bank debt approximate fair value because of the short maturity associated with each of these instruments.

Revenue Recognition

Revenue, which is recorded net of any applicable sales tax, is recognized using three methods:

On long-term contracts, with a contract value over $250 and a minimum completion period of six months, the percentage-of-completion (“POC”) method is applied based on costs incurred from inception to date as a percentage of estimated total costs required to fulfill the contract.  This percentage is then multiplied by the total estimated contract value to determine the cumulative amount of revenue to be recognized, from which previously recognized revenue would be subtracted to determine revenue to be recognized in any given accounting period.  Revenue recognized on uncompleted long-term contracts in excess of amounts billed to customers is reflected as an asset on the balance sheet under the caption “Costs and estimated earnings in excess of billings on uncompleted long-term contracts”.  Amounts billed to customers (i.e. milestone payments) in excess of revenue recognized on uncompleted long-term contracts are reflected as a liability on the balance sheet under the caption “Billings in excess of costs and estimated earnings on uncompleted long-term contracts”.  At any time during performance if it is estimated that a contract at completion will result in a loss, the entire amount of the estimated loss is accrued.  The effect of revisions in cost and profit estimates for long-term contracts is reflected in the accounting period in which we learn the facts that require us to revise our cost and profit estimates.  Contract progress billings are based upon contract provisions for customer advance payments, contract costs incurred, and completion of specified contract milestones.  Costs related to post shipment obligations, including field installation, warranty, and any additional contracted items are included in the estimated total costs required to fulfill the contract.  Contracts may provide for customer retainage of a portion of amounts billed until contract completion.  Retainage is generally due within one year of completion of the contract.  Revenue recognition under the percentage of completion method involves significant estimates, both at inception and throughout the performance period.  Some of our long-term contracts contain provisions that require us to pay liquidated damages if we are responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a claim under these provisions.  Management uses its best judgment to estimate not only the cost to perform the work, but also the price we will eventually be paid on such contracts.

For contracts under $250, or contracts to be completed in less than six months, and where there are no post-shipment services included in the contract (such as installation and customer acceptance), the completed contract method is applied and revenue is recognized on the date that the finished product is shipped to the customer.  Estimated warranty costs for these contracts are accrued and this accrual is adjusted periodically based on actual warranty expenses and the amount and type of products shipped.  Revenue derived from the sale of parts and services is also recognized on the date that the part is shipped to the customer, or when the service is completed.

Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred.  There are no post contract expenses associated with these types of contracts.

In accordance with accounting principles generally accepted in the United States of America, recognizing revenue on contract claims and disputes related to customer caused delays, errors in specifications and designs, and other unanticipated causes, for amounts in excess of contract value, is appropriate if it is probable that the claim will result in an increase in the contract value and if the Company can reliably estimate the amount of potential additional contract revenue (claim revenue); however, revenue recorded on a contract claim cannot exceed the incurred contract costs related to that claim.  Claims are subject to negotiation, arbitration and audit by the customer or governmental agency.  The Company had no claim receivables at either February 24, 2012 or February 25, 2011.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

Cash and Cash Equivalents

Cash includes short-term deposits at market interest rates with original maturities of three months or less.  The Company maintains cash balances at several financial institutions located in the Northeast United States and at some locations internationally.  Accounts in each domestic institution are insured by the Federal Deposit Insurance Corporation up to $250.  During each fiscal year, the Company periodically has cash and cash equivalents in excess of insured amounts.

Restricted Cash

Restricted cash was $6,000 as of February 24, 2012 compared to $5,607 as of February 25, 2011.  Restricted cash is comprised primarily of collateral for a committed line of credit in the amount of $5,422 with PNC Bank (the “Dedicated Line of Credit”), which the Company uses to satisfy performance bond and repayment guarantee requirements for an international contract.  Use of this Dedicated Line of Credit is restricted to funding contract performance and repayment guarantee requirements under this specific contract.  As security for this Dedicated Line of Credit, the Company has deposited $5,422 in a certificate of deposit with PNC Bank.  ETC is obligated to pay a fee, due quarterly, of 3% per year for the Dedicated Line of Credit.

Accounts Receivable and Concentration of Credit Risk

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customer’s current creditworthiness.  Accounts receivable are deemed past due if payment is not received by the payment due date.  Overdue payments are subject to interest penalty of the delinquent amount at the rate of 1.5% per month.  The Company continuously monitors collections and payments from its customers, and maintains a provision for estimated credit losses based on historical experience and any specific customer collection issues that are identified.  While credit losses have historically been within the Company’s expectations and the provisions established, we cannot guarantee that the Company will continue to experience the same credit loss rates.  Additionally, as a result of the concentration of international receivables, the Company cannot predict the effect, if any, that geopolitical disputes and financial constraints will have on the ultimate collection of its international receivables.  Amounts due under contracts related to agencies of a foreign government totaled $460 or 4.3%, of the total accounts receivable, net as of February 24, 2012.  The majority of these receivables have been collected subsequent to fiscal year end.  See Note 3 – Accounts Receivable for additional disclosures related to our accounts receivable.

Inventories

Inventories are valued at the lower of cost or market.  Cost is determined principally by the first-in, first-out method (“FIFO method”).  The costs of finished goods and work-in-process inventories include material, direct engineering, manufacturing labor, and overhead components.  Overheads allocated to inventory cost are only those directly related to our manufacturing activities.  Where necessary, provision is made for obsolete, slow-moving, or damaged inventory.  This provision represents the difference between the cost of the inventory and its estimated market value.

In accordance with accounting principles generally accepted in the United States of America, the Company may capitalize certain costs of simulation equipment into property, plant, and equipment.  This equipment may be used to provide training or as a demonstration device to market the technology, and may be sold as a product if appropriate.  During fiscal 2012, $980 of engineering costs associated with the ATFS-400-25 PHOENIX High Performance Human Centrifuge, was transferred from inventory into property, plant, and equipment and is currently being depreciated.  No such transfers occurred during fiscal 2011.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.  Buildings and building additions are depreciated over 40 years; machinery and equipment, 3 to 20 years; office furniture and equipment, 10 years; and building improvements, 5 to 10 years.  The Company manufactures certain equipment that is used primarily for both research and demonstration purposes to support its sales effort and is not listed for sale, although sales of such demonstration equipment are not precluded.  The gross value of demonstration equipment was $12,605 at February 24, 2012.  Upon sale of such demonstration devices, their costs, net of accumulated depreciation, are transferred to cost of sales.  Upon sale or retirement of property, plant, and equipment, the costs and related accumulated depreciation are eliminated from the accounts with any resulting gains or losses.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

Capitalized Software Development Costs

The Company capitalizes the qualifying costs of developing software contained in certain products.  Capitalization of such costs commences when technological feasibility has been established in accordance with the FASB’s guidance on accounting for the costs of computer software to be sold, leased, or otherwise marketed.  Technological feasibility is defined as the point in time when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that a software product can be produced to meet its design specifications, including functions, features, and technical performance requirements.  When the software is ready for commercial release, capitalization of development costs cease and amortization commences on a straight-line basis over a period ranging from 3 to 5 years, depending upon the life of the product.  The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic product lives and changes in software and hardware technology.  Software amortization totaled $367 and $303 in fiscal 2012 and fiscal 2011, respectively.  Estimated software amortization, which is based on existing capitalized software, for each of the next five fiscal years is as follows: $289 in fiscal 2013; $186 in fiscal 2014; $129 in fiscal 2015; $52 in fiscal 2016, and $10 in fiscal 2017 and beyond.

Research and Development Costs

Research and development costs, which relate primarily to the development, design, and testing of products, are expensed as incurred.  The Company enters into research grants with various government entities, both in the United States and internationally.  During fiscal 2012 and fiscal 2011, the Company was involved with seven (7) such grants.  Payments received under these grants are recorded as a reduction of research and development costs.  Such payments totaled $1,976 in fiscal 2012 and $3,033 in fiscal 2011.  Research and development expenses, which totaled $3,376 in fiscal 2012 and $4,695 in fiscal 2011, include spending for potential new products and technologies and work performed under government grant program, both in the United States and internationally.  This spending, net of grant payments from the United States, and the governments of Poland and Turkey, as detailed above, was $1,400 for fiscal 2012 compared to $1,662 in fiscal 2011.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes, as well as the valuation of net loss carryforwards.  Valuation allowances are reviewed each fiscal period to determine whether there is sufficient positive or negative evidence to support a change in judgment about the potential realization of the related deferred tax asset.

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

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.  Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset.  An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired.  The fair value is estimated based on expected undiscounted future cash flows.  The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows and operating results.  Actual results may differ.  There were no impairment losses recorded in either fiscal 2012 or fiscal 2011.

Share-Based Compensation

Share-based compensation expense is measured at the stock option grant date, based on the fair value of the award, and is recorded primarily to general and administrative expense.  The Company uses the Black-Scholes option-pricing model and the straight-line attribution approach to determine the fair value of share-based awards in accordance with ASC 718, Compensation.  This option-pricing model requires the input of highly subjective assumptions, including the option's expected term, the price volatility of the underlying stock, risk-free rates of return, dividend yield, and expected forfeitures.  The expected term of an award is no less than the award vesting period and is based on the Company’s historical experience.  The expected stock price volatility is based on the Company’s historical stock prices.  The risk-free interest rate is approximated using rates available on U.S. Treasury securities in effect at the time of grant with a remaining term similar to the award’s expected life.  The Company uses a dividend yield of zero in the Black-Scholes option valuation model as it does not anticipate paying cash dividends in the near future.  The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.  The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense for only those awards that are expected to vest as the requisite service is rendered.  The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates.  The Company typically issues new shares of Common Stock upon the exercise of stock options, as opposed to using treasury shares.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

Advertising Costs

The Company expenses advertising costs, which include trade shows, as incurred.  Advertising expense was $539 and $569 in fiscal 2012 and fiscal 2011, respectively.

Warranty Costs

The Company provides warranties against defects in materials and workmanship in our products.  Warranty periods for our products generally range from 90 days to two years.  The Company maintains a general provision for estimated expenses of providing service under these warranties.  Non-warranty service is billed to the customer as performed.  The assumptions we use to estimate warranty accruals are evaluated periodically in light of actual experience and management’s estimates of future claims, and, when appropriate, the accruals are adjusted.  Our determination of the appropriate level of warranty accrual is subjective and based on estimates, and actual experience may be different than our accruals.

Earnings per Share

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

The two-class computation method for each period segregates basic earnings per common and participating share into two categories: distributed earnings per share (i.e., the Preferred Stock stated dividend) and undistributed earnings per share, which allocates earnings after subtracting the Preferred Stock dividend to the total of weighted average common shares outstanding plus equivalent converted common shares related to the Preferred Stock.  Basic earnings per common and participating share excludes the effect of Common Stock equivalents, and is computed using the two-class computation method.

Diluted earnings per share reflects the potential dilution that could result if securities or other contracts to issue Common Stock were exercised or converted into Common Stock.  Diluted earnings per share continues to be computed using the if-converted method.  Diluted earnings per share assumes the exercise of stock options and warrants using the treasury stock method.  If the effect of the conversion of any financial instruments would be anti-dilutive, it is excluded from the diluted earnings per share calculation.

At February 24, 2012 and February 25, 2011, there was $22,127 of cumulative convertible participating Preferred Stock.  These instruments were convertible at exercise prices of:

•	Series D Preferred Stock of $55 at $0.94 per share, equating to 58,511 shares of Common Stock, issued in April 2009;
•	Series D Preferred Stock of $100 at $1.11 per share, equating to 90,090 shares of Common Stock, issued in July 2009;
•	Series D Preferred Stock of $231 at $3.02 per share, equating to 76,490 shares of Common Stock, issued in October 2010; and
•	Series E Preferred Stock of $21,741 at $2.00 per share, equating to 10,870,321 shares of Common Stock, issued in July 2009.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

On February 20, 2009, in connection with the issuance of a $2,000 promissory note, the Company issued 200,000 warrants to purchase 143,885 shares of the Company’s Common Stock at $1.39 per share.  Additionally, on July 2, 2009, in consideration of an increase of the guarantee on the line of credit with PNC Bank, National Association (“PNC Bank”), the Company issued 500,000 warrants to purchase 450,450 shares of the Company’s Common Stock at $1.11 per share.  On January 4, 2011, the Company entered into amendments to these warrants to remove a provision in each of the warrants which provided anti-dilution protection in the event the Company issued securities at a price below the exercise price set forth in the warrants.

At February 24, 2012 and February 25, 2011, there were outstanding options to purchase the Company’s Common Stock totaling 270,921 and 260,921 shares at an average price of $4.35 and $4.44 per share, respectively.  Due to the conversion price of certain Common Stock options, 260,921 shares were excluded from the calculation of diluted earnings per share as of February 24, 2012 because the effect of their conversion would be antidulutive.  There were no shares excluded from the calculation of diluted earnings per share as of February 25, 2011.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.  Among the new provisions in ASU 2011-05 was a requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements); accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date.

The Company adopted this guidance during the thirteen-week period ended February 24, 2012, and chose to present other comprehensive income within the accompanying Consolidated Statements of Income and Comprehensive Income.  The effect of this amended guidance, which is not deemed to be material, has been retrospectively applied to all periods presented.

3.	Accounts Receivable

The components of accounts receivable are as follows:

	February 24,	February 25,
	2012	2011
U.S. Government	$4,305	$1,936
U.S. Commercial	2,994	1,295
International	3,797	1,895
	11,095	5,126
Less: allowance for doubtful accounts	(400)	(399)
	$10,695	$4,727

The increase in U.S. Government receivables is due primarily to two months of progress billings that were outstanding as of February 24, 2012, which have since been collected.  The increase in U.S. Commercial receivables is due primarily to progress payments for sterilizers, which saw an increase in bookings during fiscal 2012.  The increase in International receivables is due primarily to the final billing for a large multi-year contract for multiple Aerospace products, most of which has since been collected.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

4.	Costs and Estimated Earnings on Uncompleted Contracts

The following is a summary of long-term contracts in progress at February 24, 2012 and February 25, 2011:

	February 24,	February 25,
	2012	2011
Cost incurred on uncompleted long-term contracts	$80,543	$46,335
Estimated earnings	48,748	31,650
	129,291	77,985
Less: billings to date	(117,044)	(75,148)
	$12,247	$2,837

Included in accompanying balance sheets under the following captions:

	February 24,	February 25,
	2012	2011
Costs and estimated earnings in excess of billings on uncompleted long-term contracts	$18,766	$10,371
Billings in excess of costs and estimated earnings on uncompleted long-term contracts	(6,519)	(7,534)
	$12,247	$2,837

Included in billings in excess of costs and estimated earnings on uncompleted long-term contracts is a provision for unexpected losses on contracts of $200 in fiscal 2012 and fiscal 2011.

In accordance with industry practices, costs and estimated earnings in excess of billings on uncompleted long-term contracts are classified as current even though a portion of these amounts may not be realized within one year.

5.	Inventories

Inventories are valued at the lower of cost or market using the FIFO method and consist of the following:

	February 24,	February 25,
	2012	2011
Raw materials	$42	$-
Work in process	4,103	3,919
Finished goods	-	96
	$4,145	$4,015

Inventory is presented net of an allowance for obsolescence of $1,157 (raw material $50 and work in process $1,107), and $1,283 (raw material $133 and work in process $1,150) at February 24, 2012 and February 25, 2011, respectively.

In accordance with accounting principles generally accepted in the United States of America, the Company may capitalize certain costs of simulation equipment into property, plant, and equipment.  This equipment may be used to provide training or as a demonstration device to market the technology, and may be sold as a product if appropriate.  During fiscal 2012, $980 of engineering costs associated with the ATFS-400-25 PHOENIX High Performance Human Centrifuge, was transferred from inventory into property, plant, and equipment and is currently being depreciated.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

6.	Property, Plant, and Equipment

The following is a summary of property, plant and equipment, at cost, and estimated useful lives at February 24, 2012 and February 25, 2011:

	February 24,	February 25,
	2012	2011
Land	$100	$100
Buildings and building additions	3,851	3,851
Machinery and equipment	11,484	10,719
Demonstration equipment	12,605	10,716
Office furniture and equipment	1,301	1,194
Building improvements	3,003	2,870
	32,344	29,450
Less: accumulated depreciation	(17,484)	(16,091)
Property, plant, and equipment, net	$14,860	$13,359

Depreciation expense for fiscal 2012 and fiscal 2011 was $1,393 and $1,051, respectively.

As of both February 24, 2012 and February 25, 2011, substantially all of the Company’s long-lived assets were located in the United States of America.

7.	Long-Term Obligations and Credit Arrangements

Lenfest Financing Transaction

Effective April 24, 2009, we entered into a transaction (the “Lenfest Financing Transaction”) with H.F. Lenfest, a major shareholder and member of our Board of Directors (“Lenfest”) that provided for, among other things, the following: (i) the exchange of the Subordinated Note (as defined below) held by Lenfest, together with all accrued interest and warrants issuable under the Subordinated Note, and all Series B Preferred Stock and Series C Preferred Stock held by Lenfest, together with all accrued dividends thereon, for a new class of Preferred Stock, Series E Preferred Stock, of the Company, the terms of which are described below; and (ii) the guarantee by Lenfest of all of ETC’s obligations to PNC Bank in connection with an increase of the existing $15,000,000 revolving line of credit with PNC Bank (the “2007 PNC Credit Facility”) to $20,000,000, and in connection with this guarantee, the pledge by Lenfest to PNC Bank of $10,000,000 in marketable securities.

In connection with the Lenfest Financing Transaction, the Company established a credit facility in the maximum amount of $7,500,000 with Lenfest (the “Lenfest Credit Facility”).  The Lenfest Credit Facility has expired and the Company has no future obligations to Lenfest under it.

Preferred Stock

Presently, the Company has two classes of Cumulative Convertible Participating Preferred Stock: Series D (11,000 shares authorized) and Series E (25,000 shares authorized) (together, the “Preferred Stock”).  The Preferred Stock was authorized by the Company’s Board of Directors in April 2009 as part of the Lenfest Financing Transaction, and the Lenfest Financing Transaction was approved by the Company’s shareholders in July 2009.  The Preferred Stock has a par value of $0.05 per share and a stated value of $1,000 per share.  The Preferred Stock is entitled to receive cumulative dividends at the rate of 10% per year in preference to the holders of the Company’s Common Stock with respect to dividends.  These dividends are payable only upon a liquidation event or when otherwise declared by the Board of Directors of the Company.  The Company cannot declare or pay any dividends on its Common Stock until the dividends on the Preferred Stock have been paid.  The Preferred Shareholders are entitled to receive any dividends paid with respect to the Common Stock on an “as-converted” basis.  The Preferred Stock may be converted by the holder at any time and from time to time into the Company’s Common Stock by dividing the stated value of the Preferred Stock by the conversion price established at the time of issuance (see Series D Preferred Stock and Series E Preferred Stock, below).  Upon a liquidation event, the holders of the Preferred Stock would be entitled to participate in any proceeds in preference to any Common Shareholders.  The Preferred Stock would also participate in any liquidation event with the Common Shareholders on an “as-converted” basis.  The Preferred Stock conversion price is subject to adjustment for certain transactions including stock splits and issuance of equity securities below the conversion prices.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

The Company has reviewed the accounting principles generally accepted in the United States of America applicable to the Preferred Stock; specifically, the Company has reviewed both ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging.  Upon its review, the Company determined that the Preferred Stock is within the control of the Company and that the attributes of the Preferred Stock are more akin to equity than debt.  The specific attributes considered by the Company include the designation of the instruments, the conversion of the instruments to the Company’s Common Stock, the participation feature, the non-mandatory conversion, the voting rights, and the ability to appoint directors.  Secondly, the Company determined that the Preferred Stock qualifies as permanent equity because the Preferred Stock is not mandatorily redeemable, and there is no obligation to either repurchase the instruments or issue a variable amount of common shares.  Lastly, the Company determined that the conversion feature qualifies for the scope exception of ASC 815 – Derivatives and Hedging as it is clearly and closely related to the Preferred Stock instrument.

Issuances of the Preferred Stock are as follows:

Series D Preferred Stock

Lenfest Credit Facility

On April 24, 2009, the Company paid to Lenfest an origination fee of 1% of the committed amount of the Lenfest Credit Facility.  The value of the origination fee was $55.  The origination fee was paid in 55 shares of Series D Preferred Stock, which have a conversion price of $0.94 per share, equaling the closing price of the Company’s Common Stock on that day and would convert into 58,511 shares of the Company’s Common Stock.

PNC Credit Facility

In connection with the execution of the documents to increase the Company’s existing $15,000 revolving line of credit with PNC Bank to $20,000, ETC paid to Lenfest an origination fee of 100 shares of Series D Preferred Stock, which is equal to one percent (1%) of the market value of the $10,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank.  The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100 in the aggregate.  These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, equaling the average closing price of the Company’s Common Stock during the 120 days preceding the issuance of such shares and would convert into 90,090 shares of the Company’s Common Stock.

Interest Payment

On October 6, 2010, the Company issued to Lenfest 231 shares of Series D Preferred Stock with a stated value of $1,000 per share in payment of $231 of interest due under the Lenfest Pledge Agreement for the period July 2, 2009 through August 27, 2010.  The 231 shares have a conversion price per share equal to $3.02 equaling the average closing price of the Company’s Common Stock during the 120 days preceding the issuance of such shares, and would convert into 76,490 shares of the Company’s Common Stock.  As of February 24, 2012, $300 of interest has been accrued for the period August 28, 2010 through February 24, 2012.

Preferred Stock Dividends

As of February 24, 2012, the Series D Preferred Stock totaled $386 and was convertible into 225,091 shares of the Company’s Common Stock.  All Series D Preferred Stock dividends accruing through February 24, 2012 were paid in April 2012.

Series E Preferred Stock

On July 2, 2009, the Company issued 23,741 shares of Series E Preferred Stock to Lenfest in connection with the Lenfest Financing Transaction.  The shares of Series E Preferred Stock are convertible to Common Stock at a conversion price per share equal to $2.00 and would convert into 11,870,391 shares of the Company’s Common Stock.

On March 10, 2010, August 12, 2010, and February 9, 2011, ETC entered into three separate agreements with Lenfest to repurchase and retire a total of 2,000 shares of Series E Preferred Stock owned by Lenfest.  In the three agreements, the repurchases were made at the stated price of $1,000 per share for a total of $2,000.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

As of February 24, 2012, the Series E Preferred Stock totaled $21,741 and was convertible into 10,870,391 shares of the Company’s Common Stock.  All Series E Preferred Stock dividends accruing through February 24, 2012 were paid in April 2012.

Common Stock Warrants

On February 28, 2009, in connection with a $2,000 loan made by Lenfest to the Company, the Company issued to Lenfest warrants to purchase 143,885 shares of ETC Common Stock, which shares were equal in value to 10% of the $2,000 note.  The warrants are exercisable for seven years following issuance at an exercise price of $1.39 per share, which price equaled the average closing price of ETC Common Stock during the 120 days prior to the issuance of the warrant.

On July 2, 2009, in consideration of Lenfest’s agreement to guarantee the $5,000 increase to the Company’s line of credit with PNC Bank, ETC issued to Lenfest warrants to purchase 450,450 shares of ETC Common Stock, which shares were equal in value to ten percent (10%) of the amount of the $5,000 increase.  The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, equaling the average closing price of ETC Common Stock during the 120 days preceding the issuance of the warrant.

On January 4, 2011, the Company entered into amendments to each of these warrants issued to Lenfest pursuant to which Lenfest agreed to remove a provision in each of the warrants which provided anti-dilution protection in the event the Company issued securities at a price below the exercise price set forth in the warrants.

Bank Credit and Facility

Increased PNC Bank Credit Facility and Issuance of New Guarantee

The Company has a line of credit facility with PNC Bank (“PNC Credit Agreement”) of $20,000, which expires on June 30, 2013.  The  PNC Credit Agreement is subject to the condition that Lenfest continue to personally guarantee all of ETC’s obligations to PNC Bank (the “Lenfest Guaranty”) and that Lenfest pledge $10,000 in marketable securities as collateral security for his guarantee (the “Lenfest Pledge”).

In connection with the PNC Credit Agreement and the Lenfest Pledge, ETC paid to Lenfest an origination fee of 100 shares of Series D Convertible Preferred Stock of the Company (the “Series D Preferred Stock”), which is equal to one percent (1%) of the market value of the $10,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank.  The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100 in the aggregate.  These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, equaling the average closing price of the Company’s Common Stock during the 120 days preceding the issuance of such shares and would convert into 90,090 shares of the Company’s Common Stock.  Additionally, ETC will pay Lenfest annual interest equal to 2% of the amount of the Lenfest Pledge, payable in Series D Preferred Stock.

In consideration of Lenfest entering into the PNC Credit Agreement and Lenfest Pledge, ETC issued to Lenfest warrants to purchase shares of ETC Common Stock equal to 10% of the amount of a $5,000 increase under the 2007 PNC Bank Credit Facility.  The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which was equal to the average price of ETC Common Stock during the 120 days preceding the date of this warrant.

The Company recorded a loan origination deferred charge associated with these warrants of $487 using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 91.9%; risk-free interest rate of 0.49%; and an expected life of seven years.  As of February 24, 2012, the unamortized balance of the deferred charge was $136.

As of February 24, 2012, the Company’s availability under the PNC Credit Agreement was $2,502.  This reflected cash borrowing under the PNC Credit Agreement of $16,716 and outstanding letters of credit of approximately $782.  Amounts borrowed under the PNC Credit Agreement can be borrowed, repaid, and reborrowed from time-to-time until June 30, 2013, and bears interest at either the prime rate plus 0.50 percentage points or the London Interbank Offered Rate (“LIBOR”) plus 2.50 percentage points.  Additionally, ETC is obligated to pay a fee of 0.125% per year for unused but available funds under the line of credit.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

The PNC Credit Agreement has the following affirmative covenants: (i) a Consolidated Tangible Net Worth covenant, for which the Company must maintain a minimum Consolidated Tangible Net Worth of at least $10,000 and (ii) an EBITDA covenant for which the Company must maintain a minimum cumulative aggregate Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of $4,000 for the fiscal quarter then ending and the three preceding fiscal quarters.  The Company is in compliance with its covenants as of February 24, 2012.

Due to the Company’s accumulated deficit, all dividends accruing for the Series D and E Preferred Stock issuances have been recorded in the accompanying financial statements as a reduction in additional paid-in capital.

Dedicated Line of Credit Agreement with PNC Bank

The Company has a committed line of credit in the amount of $5,422 with PNC Bank (the “Dedicated Line of Credit”).  The Company uses the Dedicated Line of Credit to satisfy performance bond and repayment guarantee requirements for an international contract.  Use of this Dedicated Line of Credit is restricted to funding contract performance and repayment guarantee requirements under this specific contract.

As security for the Dedicated Line of Credit, the Company has deposited $5,422 in a certificate of deposit with PNC Bank.  ETC is obligated to pay a fee of 3% per year for the Dedicated Line of Credit.

ETC-PZL Project Financing

In September 2009, ETC-PZL, located in Warsaw, Poland, entered into a project financing agreement with a Warsaw bank to fund a research and development contract with the Polish government.  The amount of this facility was $604, and it was being repaid in quarterly installments of approximately $70, which commenced in September 2009.  This facility expired in September 2011, at which time it was fully paid.  Use of this line of credit was restricted to funding contract requirements under a specific research and development contract with the Polish government.

Summary of Long-Term Debt Obligations

Long-term obligations at February 24, 2012 and February 25, 2011 consist of the following:

	February 24,	February 25,
	2012	2011
Note payable to bank	$16,716	$3,041
ETC-PZL project financing	-	202
Equipment lease	8	49
Other long-term debt obligations	-	11
Total long-term debt obligations	16,724	3,303
Less: current portion of long-term debt obligations	(8)	(219)
Total long-term debt obligations, less current portion	$16,716	$3,084

The amounts of future long-term debt obligations maturing in each of the next five fiscal years are as follows:

Fiscal Year	Amount
2013	$8
2014	16,716
Total future long-term debt obligations	$16,724

8.	Leases

Operating Leases

The Company leases certain premises and office equipment under operating leases, which expire over the next five years.  Future minimum rental payments required under non-cancelable operating leases having a remaining term expiring after one fiscal year as of February 24, 2012 are $378 in fiscal 2013; $366 in fiscal 2014; $297 in fiscal 2015; $291 in fiscal 2016; and $317 in fiscal 2017 and beyond.  Total rental expense for all operating leases for the fiscal years ended February 24, 2012 and February 25, 2011 was $338 and $272, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

9.	Income Taxes

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

As of February 24, 2012, the Company reviewed the components of its deferred tax assets and determined, based upon all available information, that its current and expected future operating income will more likely than not result in the realization of its deferred tax assets relating to its federal net operating loss carryforwards; all foreign net operating loss carryforwards available as of February 24, 2012 have been fully reserved.  The Company has a net deferred tax asset related primarily to its federal net operating loss carryforwards of $8,360.  Income tax provisions of $2,620 were recorded in fiscal 2012.  This follows a $7,665 benefit recorded in fiscal 2011, which significantly reduced the valuation allowance against the Company’s deferred tax asset.  Due to the utilization of federal net operating loss carry forwards available, and valuation allowances on the deferred tax asset in the first three quarters of fiscal 2011, the Company did not record an income tax provision on income in the first three quarters of fiscal 2011.

As of February 24, 2012, the Company had approximately $23,196 of federal net loss carry forwards available to offset future income tax liabilities, which will begin to expire in 2025.  In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

The components of accrued income taxes are as follows:

	Fiscal year ended
	February 24,	February 25,
	2012	2011
Federal	$(33)	$28
State	3	-
Foreign	178	-
Total	$148	$28

The components of income before income taxes are as follows:

	Fiscal year ended
	February 24,	February 25,
	2012	2011
Domestic	$8,056	$6,805
Foreign	(568)	72
Total	$7,488	$6,877

Income tax expense / (benefit) consist of the following:

	Fiscal year ended
	February 24,	February 25,
	2012	2011
Current tax expense:
U.S. Federal	$275	$92
U.S. State	212	-
Foreign	767	53
Total current	1,254	145

Deferred tax expense:
U.S. Federal	$1,236	$(6,480)
U.S. State	712	(1,330)
Foreign	(582)	-
Total deferred	1,366	(7,810)

Total income tax expense (benefit)	$2,620	$(7,665)

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

Net income tax payments were $737 and $256 in fiscal 2012 and fiscal 2011, respectively.

Effective tax rates were 35.0% and (111.5)% for fiscal 2012 and fiscal 2011, respectively.  Our effective fiscal 2012 tax rate was higher than fiscal 2011 primarily due to the significant tax benefit recorded in fiscal 2011.

The following is a reconciliation of the U.S. federal statutory income tax rate of 34.0% to our effective income tax rate:

	Fiscal year ended
	February 24,	February 25,
	2012	2011
U.S. federal statutory income tax rate	34.0%	34.0%
State income tax, net of U.S. federal tax benefit	2.9	0.1
Research and development and other tax credits	(7.9)	-
Tax on foreign activities	5.0	(0.1)
Change in valuation allowance	0.2	(164.1)
Other, net	0.8	18.6
Effective income tax rate	35.0%	(111.5)%

We are currently under examination by the IRS for fiscal 2010; however, based on preliminary feedback, the only issue expected to be included on the audit report pertains to the research and development credit.  The Company has fully reserved for the percentage of its research and development credits expected to be reduced as a result of the audit report.

The research and development legislation expired on December 31, 2011.  Members of Congress have introduced bills that would extend the credit.  If the research and development credit is not extended, there would be an unfavorable impact on our fiscal 2013 effective income tax rate.  For fiscal 2012 and fiscal 2011, the research and development credit reduced our effective tax rate by 7.9% and 0.0%, respectively.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions.  The Company is no longer subject to U.S. federal tax examinations by tax authorities for the fiscal years before 2009.  ETC-PZL is no longer subject to tax examinations in Poland for tax periods prior to December 31, 2006; ETC-Europe is no longer subject to tax examinations in the United Kingdom for tax periods prior to fiscal 2010.  We are, however, subject to examination in various other foreign and state jurisdictions for fiscal years 2002-2012.  We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

Significant components of our net deferred tax assets are as follows:

	February 24,	February 25,
	2012	2011
Deferred tax assets:
Net operating loss and credits	$10,010	$12,533
Foreign	610	-
Vacation reserve	203	91
Inventory reserve	427	479
Receivable reserve	147	149
Warranty reserve	63	101
Compensation and other reserves	177	246
Other, net	251	65
	11,888	13,664
Valuation allowance	(406)	(678)
Total deferred tax assets	11,482	12,986

Deferred tax liabilities:
Depreciation	2,708	2,897
Amortization of capitalized software	283	363
Foreign	131	125
Other, net	-	(125)
Total deferred tax liabilities	3,122	3,260

Total net deferred tax assets	$8,360	$9,726

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

We have not provided for U.S. deferred income taxes or foreign withholding tax on any undistributed earnings in our non-U.S. subsidiaries because there were no such earnings as of February 24, 2012.  When our non-U.S. subsidiaries enter into a position of earnings and profit, we will provide for U.S. deferred income taxes and foreign withholding tax on any such undistributed earnings not considered permanently reinvested in our non-U.S. subsidiaries.

As of February 24, 2012, the amounts accrued for the payment of income tax-related interest and penalties included in the Consolidated Financial Statements were as follows: interest of $27 and penalties of $59.  The interest and penalties recorded during fiscal 2012 primarily related to domestic state tax and foreign tax issues.  There were no such amounts recorded as of February 25, 2011.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Amount
Unrecognized tax benefits – February 25, 2011	$-
Gross increases – tax positions in prior periods	1,320
Gross decreases – tax positions in prior periods	(678)
Gross increases – current-period tax positions	225
Gross decreases – current-period tax positions	(99)
Settlements	(100)
Unrecognized tax benefits – February 24, 2012	$668

As of February 24, 2012, the total amount of unrecognized tax benefits was $668, of which $144 would affect the effective tax rate, if recognized.  These amounts, which are recorded on the Company's balance sheet within other accrued liabilities, are primarily associated with U.S. federal tax issues such as the amount of research and development tax credits claimed and taxation of foreign earnings.  Also included in these amounts are accruals for domestic state tax issues such as the allocation of income among various state tax jurisdictions.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

10.	Business Segment Information

For fiscal 2012, we have changed our reporting segments to Aerospace Solutions (“Aerospace”) and Commercial/Industrial Systems (“CIS”) from Training Services Group (“TSG”) and Control Systems Group (“CSG”).  We believe that this change more closely describes our markets, and aligns our products with how ETC manages its business and approaches these markets.  The most significant change is that our altitude chamber business has moved from CSG into Aerospace, because these chambers are primarily used to provide hypoxia training and are marketed along with our other Aerospace products.  What is left in the former CSG is marketed to commercial and industrial customers, thus a name change for the segment to CIS.  Fiscal 2011 segment financial information has been restated to reflect this change in segments.

As indicated, we operate in two business segments – Aerospace and CIS.

Aerospace encompasses the design, manufacture, and sale of (1) software driven products and services used to create and monitor the physiological effects of flight, including high performance jet tactical flight simulation, upset recovery and spatial disorientation, and both suborbital and orbital commercial human spaceflight, (2) altitude (hypobaric) chambers; and (3) ADMS, as well as integrated logistics support for customers who purchase these products.  These products and services provide customers with an offering of comprehensive solutions for improved readiness and reduced operational costs.

CIS operations encompass the design, manufacture, and sale of core technologies including (1) steam and gas (ethylene oxide) sterilizers; (2) environmental testing and simulation devices for the automotive industry; and (3) hyperbaric (100% oxygen) chambers for one person (monoplace chambers) and multiple persons (multiplace chambers), as well as parts and service support.

Segment operating income consists of net sales less applicable costs and expenses relating to these revenues.  Unallocated expenses including general corporate expenses, letter of credit fees, and income taxes have been excluded from the determination of the total profit for segments.  For presentation purposes, income, expenses, and assets not specifically identifiable to an individual business group or applicable to all groups and  general corporate expenses, primarily central administrative office expenses, are reflected in the Corporate category.  Property, plant, and equipment associated with the Company’s NASTAR Center are included in the Aerospace Solutions segment; the remaining property, plant, and equipment are not identified with specific business segments because most of these assets are used in each of the segments.

In fiscal 2012, International sales totaling at least $500 per country, listed in order of magnitude, were made to customers in South Korea, Saudi Arabia, Japan, Spain, Poland, Malaysia, Kazakhstan, and Japan.  In fiscal 2011, International sales totaling at least $500,000 per country, listed in order of magnitude, were made to customers in South Korea, Saudi Arabia, Malaysia and Japan.  Fluctuations in sales to international countries from year to year primarily reflect revenue recognition on the level and stage of development and production on multi-year long-term contracts.

In both fiscal 2012 and fiscal 2011, three customers, (two with U.S. defense agencies and one with an international customer), each in the Aerospace Solutions segment, represented 10.0% or more of total sales.  In fiscal 2012, sales to these three customers totaling $37,818 represented 57.0% of net sales; in fiscal 2011, sales to these same three customers totaling $38,123 represented 68.8% of net sales.

Included in the segment information for the fiscal years ended February 24, 2012 and February 25, 2011 are export sales of $22,478 and $19,999, respectively.  Sales to the U.S. Government and its agencies aggregated $27,181 and $23,271 for the fiscal years ended February 24, 2012 and February 25, 2011, respectively.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

The following segment information by quarter for fiscal 2012 reflects the accrual basis of accounting:

Fiscal 2012
Aerospace Solutions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$12,092	$12,469	$12,860	$11,480	$48,901
Interest expense, net	111	163	145	122	541
Depreciation and amortization	263	322	339	252	1,176
Operating income (loss)	2,473	2,479	1,848	397	7,197
Income tax provision (benefit)	-	-	-	-	-
Identifiable assets	29,708	34,511	38,507	40,046	40,046
Expenditures for segment assets	299	519	324	528	1,670

Commercial/Industrial Systems
Net sales	$4,182	$3,382	$4,399	$5,430	$17,393
Interest expense, net	39	44	50	60	193
Depreciation and amortization	89	84	110	232	515
Operating income (loss)	1,238	810	884	1,126	4,058
Income tax provision (benefit)	-	-	-	-	-
Identifiable assets	4,757	9,696	10,725	8,315	8,315
Expenditures for segment assets	92	89	61	62	304

Corporate
Net sales	$-	$-	$-	$-	$-
Interest expense, net	-	-	-	-	-
Depreciation and amortization	-	12	37	20	69
Operating income (loss)	(836)	(630)	(696)	(956)	(3,118)
Income tax provision (benefit)	992	952	996	(320)	2,620
Identifiable assets	25,106	19,975	18,113	19,425	19,425
Expenditures for segment assets	-	91	45	34	170

Company Total
Net sales	$16,274	$15,851	$17,259	$16,910	$66,294
Interest expense, net	150	207	195	182	734
Depreciation and amortization	352	418	486	504	1,760
Operating income (loss)	2,875	2,659	2,036	567	8,137
Income tax provision (benefit)	992	952	996	(320)	2,620
Identifiable assets	59,571	64,182	67,345	67,786	67,786
Expenditures for segment assets	391	699	430	624	2,144

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

The following segment information by quarter for fiscal 2011 reflects the accrual basis of accounting:

Fiscal 2011
Aerospace Solutions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$8,895	$11,198	$12,975	$10,686	$43,754
Interest expense, net	167	160	165	158	650
Depreciation and amortization	241	326	306	182	1,055
Operating income (loss)	1,709	2,178	2,981	2,170	9,038
Income tax provision (benefit)	-	-	-	-	-
Identifiable assets	19,225	22,749	26,959	26,208	26,208
Expenditures for segment assets	376	198	315	(314)	575

Commercial/Industrial Systems
Net sales	$3,226	$2,046	$3,173	$3,252	$11,697
Interest expense, net	61	29	40	44	174
Depreciation and amortization	105	55	76	63	299
Operating income (loss)	810	8	534	784	2,136
Income tax provision (benefit)	-	-	-	-	-
Identifiable assets	5,752	1,963	4,383	7,066	7,066
Expenditures for segment assets	81	119	147	(57)	290

Corporate
Net sales	$-	$-	$-	$-	$-
Interest expense, net	-	-	-	-	-
Depreciation and amortization	-	-	-	-	-
Operating income (loss)	(278)	(275)	(903)	(1,428)	(2,884)
Income tax provision (benefit)	-	-	-	(7,665)	(7,665)
Identifiable assets	16,081	19,688	20,032	17,517	17,517
Expenditures for segment assets	122	62	44	(228)	-

Company Total
Net sales	$12,121	$13,244	$16,148	$13,938	$55,451
Interest expense, net	228	189	205	202	824
Depreciation and amortization	346	381	382	245	1,354
Operating income (loss)	2,241	1,911	2,612	1,526	8,290
Income tax provision (benefit)	-	-	-	(7,665)	(7,665)
Identifiable assets	41,058	44,400	51,374	50,791	50,791
Expenditures for segment assets	579	379	506	(599)	865

Reconciliation to consolidated	Fiscal year ended
net income attributable to Environmental Tectonics Corporation	February 24, 2012	February 25, 2011
Operating income	$8,137	$8,290
Interest expense, net	(734)	(824)
Other income (expense), net	85	(589)
Income tax (provision) benefit	(2,620)	7,665
Expense (income) attributable to non-controlling interest	5	(8)
Net income attributable to Environmental Tectonics Corporation	$4,873	$14,534

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

11.	Stock Option Plans

The following is a summary of the status of the Company’s Stock Option Plans:

	Fiscal year ended
	February 24, 2012		February 25, 2011
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	260,921	$4.44	269,185	$4.53
Granted	10,000	$2.00	-	$-
Exercised	-	$-	-	$-
Forfeited	-	$-	(8,264)	$7.29
Outstanding at end of year	270,921	$4.35	260,921	$4.44

Options exercisable at year end	223,254		185,587
Weighted average fair value of options granted during the year		$0.89		$-

The following information applies to options outstanding at February 24, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at February 24, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at February 24, 2012	Weighted average exercise price
Less than $2.64	123,000	7.95	$2.59	75,333	$2.64
$5.12	80,000	4.01	$5.12	80,000	$5.12
$6.07 to $7.24	67,921	3.58	$6.65	67,921	$6.65
Total	270,921			223,254

The cost for stock option compensation was $101 and $98 in fiscal 2012 and fiscal 2011, respectively.  At February 24, 2012, there were 67,921 options outstanding under the 1999 Incentive Stock Option Plan, which expired in August 2008.

At February 24, 2012, the Company had two stock-based compensation plans:

Employee, Director and Consultant Stock Plan

In July 2009, the Company adopted the 2009 Employee, Director and Consultant Stock Plan.  This Plan authorizes the Board of Directors (or a committee appointed under the Board) to grant option awards for the purchase of Common Stock or Common Stock awards of up to 1,000,000 shares of Common Stock to employees, officers, directors, consultants, and advisors of the Company and its Subsidiaries.  The plan allows for the establishment of an exercise price at the time each option is granted.  The exercise price shall not be less than the fair market value (or in the case of a ten percent owner, 110%) of a share of the Company’s Common Stock on the date of grant of such option.  The plan also allows the Board or its appointed committee to establish the exercise period(s) of any option awards.  Granted options have a maximum term of 10 years.  This Plan was approved by the shareholders on July 2, 2009.  As of February 24, 2012, there were 877,000 shares available to be granted under this Plan.

Non-employee Director Stock Plan

In September 2005, the Company adopted a stock option plan which allows for the granting to non-employee members of ETC’s Board of Directors of options to purchase up to 600,000 shares of Common Stock.  The plan provides that the exercise price shall not be less than 100% of the current market price of the stock on the date of the grant.  The amount of each individual award and the vesting period are determined by the Board of Directors or its appointed committee.  Granted options have a maximum term of 10 years.  The Plan shall remain in effect until terminated by the Board of Directors.  At February 24, 2012, there were 520,000 shares available to be granted under this Plan.

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model.  There were 10,000 shares of stock options granted in fiscal 2012; there were no grants in fiscal 2011.

12.	Other Related Party Transactions

ETC purchases industrial products from Industrial Instruments and Supplies, Inc. (“Industrial Instruments”), which is owned by Christine and Charles Walter, the daughter and son-in-law of William F. Mitchell, ETC’s President and Chief Executive Officer.  During fiscal 2012 and fiscal 2011, the Company purchased $634 and $492, respectively, from Industrial Instruments.  As of February 24, 2012, ETC owed $89 to Industrial Instruments.  ETC also rents office space to Industrial Instruments at ETC’s corporate headquarters.  During both fiscal 2012 and fiscal 2011, Industrial Instruments paid to ETC rent in the amounts of $8.

ETC purchases travel accommodations from Jet Set Travels, a company that employs Kathleen Mahon, the daughter of Mr. Mitchell.  During fiscal 2012 and fiscal 2011, ETC purchased travel through Jet Set Travels totaling $421 and $293, respectively, and Ms. Mahon received approximately $22 in fiscal 2012 and $10 in fiscal 2011 from her employer in commissions on account of such purchases.  Ms. Mahon is also engaged by ETC as a consultant to review expense reports submitted by Company employees.  During both fiscal 2012 and fiscal 2011, Ms. Mahon received $20 in consideration of such services.

ETC employs William F. Mitchell, Jr., the son of Mr. Mitchell, as its Vice President, Contracts/Purchasing, and David Mitchell, the son of Mr. Mitchell, as its Business Unit Manager of the Sterilization Systems Group.  In fiscal 2012, Mr. William F. Mitchell, Jr. received $175 and Mr. David Mitchell received $211 in compensation from ETC.  In fiscal 2011, Mr. William F. Mitchell, Jr. received $167 and Mr. David Mitchell received $179 in compensation from ETC.

ETC uses two properties owned by Mr. Mitchell.  During both fiscal 2012 and fiscal 2011, ETC paid $60 to Mr. Mitchell in connection with ETC’s use of these properties.

13.	Commitments and Contingencies

There are no material pending legal proceedings to which ETC or any of its subsidiaries is a party or of which any of their property is the subject.

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

Environmental Tectonics Corporation
Notes to the Consolidated Financial Statements, continued
(Dollars in thousands, except per share information)

14.	Employee Benefit Plans

The Company maintains a retirement savings 401(k) plan for eligible employees.  The Company’s contributes 100% to the plan based on the first 4% of the employees’ qualifying contributions.  The Company’s contributions totaled $422 and $330 in fiscal 2012 and fiscal 2011, respectively.

The Company has an Employee Stock Purchase Plan, which was adopted by the Board of Directors on November 3, 1987.  All employees meeting service requirements, except officers, directors and 10% shareholders, are eligible to voluntarily purchase Common Stock through payroll deductions up to 10% of salary.  The Company makes a matching contribution of 20% of the employee’s contribution.  The Company originally reserved 270,000 shares for issuance under this plan, of which 174,375 shares are still remaining.

15.	Subsequent Events

On June 8, 2012, the Company disclosed on Form 8-K that its Annual Report on Form 10-K for fiscal 2012 would be delayed, and that the Company would miss the extended deadline of June 8, 2012 to file this Form 10-K.  As disclosed by the Company in its Form 12b-25 filed on May 24, 2012, the delay was related to an independent internal investigation of accounting practices at one of the Company’s foreign subsidiaries that was being conducted by the Audit Committee of the Company’s Board of Directors.  The Company discussed with PNC Bank the delay in filing the Form 10-K for fiscal 2012 because the delay in filing would result in a breach of a covenant in the Company’s line of credit with PNC Bank.  The Company received a waiver through August 3, 2012, within which its Form 10-K has been filed.